Form 20-F
period 2018-12-31
China Internet Nationwide Financial Services, Inc.
filed 2019-05-10
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

(Address of principal executive offices)

Mr. Jianxin Lin, Chief Executive Officer

93 Jianguo Road, No. 6 Building,

11th Floor

Chaoyang District, Beijing, People’s Republic of China 100020

Telephone: +86 010-5820389

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

The number of outstanding ordinary shares, par value $0.001 per share is 22,114,188 as of December 31, 2018.

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

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●

“we,” “us,” “our Company,” “our,” or “CIFS” refers to China Internet Nationwide Financial Services, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., Yingda Xincheng (Beijing) Insurance Broker Co., Ltd., CIFS (Xiamen) Financial Leasing Co., Ltd., Fuhui (Xiamen) Commercial Factoring Co., Ltd., Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd. and Hangzhou Yuchuang Investment Partnership.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016

Revenue
- Third parties	$14,402,329	$25,116,139	$15,821,980
- Related parties		-	-
Total revenue	14,402,329	25,116,139	15,821,980

Cost of revenues	654,979	729,752	380,072
Gross profit	13,747,350	24,386,387	15,441,908

Operating expenses
Selling and marketing expenses	576,526	371,383	245,246
General and administrative expenses	11,664,394	3,169,855	1,348,862
Research & Development Expense	3,512,512	92,683	-
Donation expenses	-	148,108	301,101
Total Operating expenses	15,753,432	3,782,029	1,895,209
(Loss) income from operations	(2,006,082)	20,604,358	13,546,699

Other income (expenses)
Interest income on bank deposit	16,182	13,600	1,273
Loss on disposal of a subsidiary	(2,062,155)	-	-
Other expenses	(510,200)	(7,058)	(517)
Interest income from loans to third parties	6,465,042	4,070,600	2,794,134
Impairment loss on loans to third parties and property and equipment	(7,423,651)	-	-
Total other (expenses) income, net	(3,514,782)	4,077,142	2,794,890

(Loss) Income before income tax expenses	(5,520,864)	24,681,499	16,341,589
Income tax (benefit) expenses	(1,702,127)	633,315	2,452,822
Net (loss) income	$(3,818,737)	$24,048,184	$13,888,767
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(2,415,919)	2,382,488	(1,468,548)
Comprehensive (loss) Income	$(6,234,656)	$26,430,672	$12,420,219

Weighted average number of shares, basic and diluted	22,114,188	20,880,706	20,000,000
Basic and diluted (loss) earnings per share	$(0.17)	$1.152	$0.694

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Our business has achieved rapid growth since our inception although our business had underperformed for the financial year ended December 31, 2018. Our net revenue increased from $0 for the period from September 16, 2014 (Inception) through December 31, 2014 to $7,781,686 for the year ended December 31, 2015, $15,821,980 for the year ended December 31, 2016, $25,116,139 for the year ended December 31, 2017 and decreased to $14,402,329 for the year ended December 31, 2018. Our net loss was $164,250 for the period from September 16, 2014 (Inception) through December 31, 2014, and increased to a net income of $5,612,025 for the year ended December 31, 2015, $13,888,767 for the year ended December 31, 2016, $24,048,184 for the year ended December 31, 2017 and a net loss of $3,818,737 for the year ended December 31, 2018. Save for the fiscal year of 2018, our historically high growth rate and the limited history of financial leasing business make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

If we are unable to maintain or increase the volume of loan transactions facilitated through us or if we are unable to retain existing clients or attract new clients, our business and results of operations will be adversely affected.

The volume of financing facilitated through us has grown rapidly since our inception although we underperformed during the financial year ended December 31, 2018. The total amount of loans facilitated through us was RMB659 million (approximately $996 million) in 2018 compared to RMB 16.4 billion (approximately $2,429 million) in 2017, RMB9.8 billion (approximately $1,471 million) in 2016 and RMB 4.5 billion (approximately $728 million) in 2015, which increased substantially from zero in 2014 (we only began operations in October 2014). To resume our high growth momentum of growth, we must increase the volume of loan transactions by retaining current customers and attracting more customers.

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

If we are unable to efectively and accurately assess the credit profiles of borrowers, we may either be unable to offer attractive fee rates or returns to borrowers, or unable to maintain low default rates of loans facilitated by us. If we expand to serve new borrower groups beyond prime borrowers in the future, we may find it difficult or unable to maintain low default rates of loans facilitated through us. If widespread borrower defaults were to occur, banks will incur losses and lose confidence in our services and our business and results of operations may be materially and adversely affected.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our operations are heavily dependent on the relationship our executive management, particularly Jianxin Lin and Jinchi Xu, have with our bank partners. We do not have any formal agreement with our bank partners for the provision of commercial payment advisory services, intermediary bank loan advisory services or the international corporate financing advisory service.  While Mr. Jianxin Lin is currently our largest shareholder and Chairman of the Board and Mr. Xu is our Chief Operating Officer and Chief Financial Officer. Although we have provided different incentives to them, we cannot assure you that we can continue to retain their services. If either of Mr. Lin or Mr. Xu were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

From the inception of the Company to the end of its fiscal year of 2018, we made a total of $45,514,815 in direct loans to 6 clients with interest rates from 8% to 16%. The terms of these loans were generally for six to twelve months. We earned $6,182,343 in interest for making these loans.

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

All our revenue is generated by contractually controlled and managed entity, Sheng Ying Xin and its wholly-owned subsidiaries, Kashgar SYX and Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., and Fuhui (Xiamen) Commercial Factoring Co., Ltd. Sheng Ying Xin is 99% directly owned by our Chief Executive Officer, Mr. Jianxin Lin and 1% indirectly owned by Mr. Lin through his nominee, Mr. Shaoyong Huang. On December 30, 2018, Sheng Ying Xin disposed one of its wholly-owned subsidiaries, Beijing Anytrust Science & Technology Co., Ltd to reduce operating losses.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2018, these restricted assets totaled RMB 70,438,226 (approximately $11,316,561).

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

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2018, we had 22,114,188 ordinary shares outstanding. All of our ordinary shares were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. However sale of ordinary shares or their perceived potential sale by any other substantial shareholder in the public market could cause the price of our ordinary shares to decline significantly.

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

We presently provide almost all our financial advisory services through Sheng Ying Xin and Kashgar SYX. In 2018, we generated a small portion of our total revenue (approximately $546,303) from the provision of technical services by Anytrust, through the provision of financial data services to financial institutions.

Also in 2018, we generated $499,187 in revenue from providing factoring services by Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. (“FuhuiSZ”), and our newly formed subsidiary, Fuhui (Xiamen) Commercial Factoring Co., Ltd. (“FuhuiXM”). We expect to further develop our factoring business in 2019.

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

On March 10, 2017, Sheng Ying Xin incorporated FuhuiSZ in the People’s Republic of China. FuhuiSZ mainly provides supply chain financing services to commercial enterprises.  On September 19, 2017, Sheng Ying Xin Incorporated Yingda Xincheng (Beijing) Insurance Broker Co., Ltd. (“Ying Da Xin Cheng”) in the People’s Republic of China with a registered capital of RMB 50,000,000 (approximately, $7,518,797). Ying Da Xin Cheng will mainly focus on providing insurance brokerage services.

On November 23, 2017, Sheng Ying Xin acquired Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”). Anytrust is a limited company incorporated on June 9, 2014 in the People’s Republic of China with a registered capital of RMB 7.5 million (approximately $1.15 million). Anytrust was a “big data” company providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies with customers including Tianhong Asset Management, Yinhua Fund Management and BAIC Motor, etc.

Our acquisition of Anytrust was part of our overall strategy to focus on providing FinTech services and products in our next stage of growth. In early 2018, Anytrust launched the beta version of AnyInfo, a vertical search engine and big data platform covering a broad range of publicly available data of over 30 million enterprises in China. In September 2018, Anytrust launched the AnyInfo Enterprise Edition of its big data analysis and A.I. report services to promote its ability to generate customized segment/industry and company profiles to its users.

However, in spite of our efforts, revenue attributed to the provision of such products and services by Anytrust was approximately only $546,303 in 2018. By contrast, its overheads had ballooned to approximately $2.6 million and we were losing approximately $0.3 million per month in Anytrust. By December 2018, we determined that Anytrust was no longer a commercially viable entity as it was technically insolvent. We had tried to stem our losses through 2018 and by then, we had only 3 employees from an original 89 when we acquired Anytrust.

We also determined it in our best interest to transfer our equity interest in Anytrust to our Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed on December 30, 2018.

On May 25, 2018, Hongkong Internet Financial Services Limited incorporated CIFS (Xiamen) Financial Leasing Company to provide financial leasing services and equipment purchase financing to commercial enterprises. CIFS (Xiamen) Financial Leasing Company did not have any revenue in 2018.

On May 25, 2018, Sheng Ying Xin incorporated FuhuiXM to factoring services to commercial enterprises in Xiamen.

On July 11, 2018, Sheng Ying Xin incorporated Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd (“Zhizhen”), to provide investment research services. Zhizhen did not have any operations in 2018.

On July 25, 2018, Sheng Ying Xin formed Hangzhou Yuchuang Investment Partnership (“Hangzhou Yuchuang”), in which it owns 100% of the equity interest. Hangzhou Yuchuang is an investment vehicle for our strategic investing activities.

Below is a diagrammatic representation of our present corporate structure:

Offshore
China Internet Nationwide Financial Services Inc. ("CIFS"),
a British Virgin Islands corporation
CEO: Jianxin Lin CFO: Jinchi Xu (1) (2)
100%
Hongkong Internet Financial Services Limited ("HKIFS"),
a Hong Kong corporation
100%
100%
Onshore
Jianxin Lin
Shaoyong Huang (1)
99%
1%
CIFS（Xiamen）Financial Leasing Co., Ltd.
Beijing Yingxin Yijia Network Technology Co., Ltd. ("Yingxin Yijia" or "WFOE"),
a People's Republic of China Corporation
VIE Contractual Arrangements (5)
Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. ("Sheng Ying Xin"),
a People's Republic of China corporation
CEO: Jianxin Lin CFO: Jinchi Xu
(1) (2)
100%
100%
100%
100%
100%
100%
Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.
Legal Representative and Manager: Shaoyong Huang (3)
Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.
Legal Representative: Shaoyong Huang
Fuhui (Xiamen) Commercial Factoring Co., Ltd.
Legal Representative Jianxin Lin
Hangzhou Yuchuang Investment Partnership
Legal Representative Jianxin Lin
Yingda Xincheng (Beijing) Insurance Broker Co., Ltd
Legal Representative Jinchi Xu
Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.
Legal Representative Yuqing Wang

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

We generate revenues from service fees in connection with our (i) commercial payment advisory services, (ii) international corporate financing advisory services, (iii) intermediary bank loan advisory services and (iv) factoring services. Additionally we earn interest income from our direct or entrusted lending activities.  As returns from these (entrusted) loans are limited and infrequent, we do not regard such loan activities as a separate line of business. We do not expect the balance of such loans to increase significantly in the future and we may gradually cease the conduct of this form of investment when there are better investment options of our cash.

We used to provide technical services through Anytrust and generated approximately $546,303 in 2018 from the provision of technical services by Anytrust. On December 30, 2018, we disposed Anytrust to reduce our operating overheads and are no longer in the business of providing technical services.

On September 19, 2017, Sheng Ying Xin Incorporated Ying Da Xin Cheng, which will focus on providing insurance brokerage services. As of the date of this annual report, no actual business has been conducted by this company.

On October 25, 2017 we expanded our service offerings with the launch of our supply chain financing services, or factoring services. The factoring services provide owners of SMEs with holistic supply chain financing solutions and value-added services in order to reduce financing costs and improve efficiency during a business transaction. With an initial focus on the medical supplies and medical equipment, airline catering and bulk commodity supply chains, the factoring services are operated through FuhuiSZ and FuhuiXM.

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

●	Experienced and committed management team. Key members of our management team, including Mr. Jianxin Lin and Mr. Jinchi Xu, have had extensive experience in the financial advisory service industry. Mr. Lin and Mr. Xu have provided financial advisory services similar to our services to many small-to-medium sized enterprises (“SMEs”) since 2008 and collectively have over 15 years’ experience. Their experience has provided them with the skills and expertise that are essential in approaching and selecting appropriate banks, dealing with bank personnel, identifying and evaluating appropriate financial products and services, structuring tailored financial solutions and bargaining with banks on behalf of our clients. In addition, they also have extensive experience directly operating SMEs. Such experience has provided our key management team with a large and diverse industry client base and first-hand understanding of SMEs’ various financing needs.

●	Substantial potential client base. Prior to establishing our company, Mr. Jianxin Lin and Mr. Jinchi Xu have worked together to offer financial advisory services to small – to – medium sized enterprises since early 2008 and over the years, they accumulated a substantial client base and forged strong relationships with these clients through a proven track record of successfully advising on their financing needs. We believe that these clients will continue to be a source of business as well as a good referral source to new clients.

●	Strong Relationships with Domestic and Overseas Banks. We have forged strong, on-going relationships with domestic and oversea banks over the years. As the primary goal of financial advisory services offered by us is to facilitate the successful execution of financial transactions by our clients with third-party banks, we have, through the course of our representation, come to familiarize ourselves with the financial products and services of these banks. We have also successful promoted these financial products and services to our clients as part of structuring their financing needs and as a result, enabled the banks and their personnel to meet their business goals such as monthly deposits, loan and wealth management products sales targets. We believe this incentivizes banks and their employees to continue their relationship with us, updating us on new products and services and even offering preferential terms to our clients. It is through leveraging this relationship with many banks that we believe we are able to provide a unique value-added service to our clients and will be able to grow our client base. These banks may also refer us clients that they are unable to serve either due to their internal client assessment requirements or availability of financial product and offerings.

●	Innovative Financial Solutions. We believe that because of our various suite of advisory services, we are able to come up with creative business solutions for our clients. Our services largely involve combining already existing, available financial products and services offered by banks (including bank deposits, wealth management products, letters of guarantee, acceptance bills and loans) to form a customized financing solution for both our clients and the banks with whom we work with. This innovative business model, in turn, allows us to meet our clients’ different needs by accessing high quality and highly sought-after financial products which may be offered only to selective clients of the bank and not to general public.

Our Strategies

The key elements of our strategy to grow our business include:

●	Strengthen our service capabilities with a focus on higher margin commercial payment advisory service. We plan to focus on strengthening and developing commercial payment advisory services as our core business which we believe is a fast growing segment and has great growth potential. In Financial Year 2018, our most profitable revenue segments are in providing commercial payment advisory services and intermediary bank loan advisory services where our profit margins were 99% and 98.7%, for International corporate financing advisory services, our profit margin was 87%. As a percentage of revenue, our revenue from commercial payment advisory services is the largest and we believe that this segment will continue to be our main source of revenue. We plan to expand our commercial payment advisory services to large state-owned enterprise

●	Expand geographical coverage. We aim to serve more clients from economically fast-developing areas such as Tianjin, Shandong, Hubei, Yangtze River Delta and the Pearl River Delta. When we first started operations, the bulk of our clients were from the Fujian province because of legacy relationships with their clients with management, particularly, Mr. Jianxin Lin and Mr. Jinchi Xu. In 2018, our client base expanded and less than 50% of them hailed from the Fujian province . We believe we have significant growth potential in these areas because (i) there are a large number of small-to-medium sized enterprises there that have greater demand for financing and alternative payment methods, and (ii) local banks based in these areas offer more diverse financial products and flexible services.

●	Enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism. We implemented a key performance indicator, or KPI mechanism to assess the performance of departments and individuals and help determine compensation structures for each department and individual. We believe this KPI mechanism will enable us to monitor and keep track of the contributions and efforts of each employee and to help us efficiently identify and appropriately compensate our most valuable employees in the Company.

●	Expand our service portfolio. We plan to further expand our service portfolio by merging with or acquiring entities already holding other such financial service licenses, such as factoring, microcredit, financial leasing, pawn mortgage and rural banking licenses so that we may expand into providing such services.

●	Enhance our IT infrastructure. We received an Internet Content Provider (“ICP”) license for value-added Internet information services on December 18, 2015. We are implementing our “Plus Internet” strategy by developing our electronic platform in stages to allow our clients to firstly access information regarding available financial products and services and then later track their loan application status. We believe this will allow us to expand client reach beyond the physical boundaries of our office(s), and to efficiently match our clients’ financing needs with financing products offered by various financial sources online

Our Services

We currently provide financial advisory services including (i) commercial payment advisory services, (ii) international corporate financing advisory services, (iii) intermediary bank loan advisory services and (iv) supply chain financing services, or factoring services. We used to provide technical services through Anytrust and generated approximately $546,303 in 2018 from the provision of technical services by Anytrust. On December 30, 2018, we disposed Anytrust to reduce our operating overheads and are no longer in the business of providing technical services. As a result, we no longer provide technical service.

Additionally we earn interest income from our direct lending activities.  Previously we made direct loans to our customers  but we now make loans mainly by depositing (“entrusting”) these funds into accounts with banks, which in turn will make loans to our clients.

Such loan balance decreased in 2018, we do not expect the balance of such loans to increase significantly in the future and the interest income from such loans would not become a significant portion of our net income. We may gradually cease the conduct of this form of investment when there are better investment options of our cash. Therefore, we do not regard such loan activities as a separate line of business and instead we record the interest from these loans under “Other Income” in our financial statements.

The following table set forth our major service lines in terms of transaction value through present date:

Service Line	Revenue
(For the year ended December 31, 2018)
Commercial payment advisory services	$6,091,830
International corporate financing advisory service	$1,111,991
Intermediary bank loan advisory services	$6,153,018
Factoring Service	$499,187
Technical service	$546,303
Total	$14,402,329

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

For the period from October 1, 2014 through December 31, 2017, we had helped 27 SMEs obtain acceptance bills from banks in 28 transactions with a total transaction amount of RMB 8.3 billion (approximately $1.3 billion). For the period from January 1, 2017 through December 31, 2017, we helped 31 SMEs obtain acceptance bills from banks in 31 transactions with a total transaction amount of RMB 9,963 million (approximately $ 1,476 million). For the period from January 1, 2018 through December 31, 2018, we helped 22 SMEs obtain acceptance bills from banks in 22transactions with a total transaction amount of RMB3,610 million (approximately $ 545 million).

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

●	After we receive a client’s enquiry about our international corporate financing advisory services, our key management team determines the client’s financing needs to support its overseas investments (including the amount needed, term of the loan, location and currency of the loan, the amount of interest the client is able to bear and what security (if any) the client can provide);
●	A client manager is assigned to help conduct a preliminary application examination;
●	The client manager collects necessary materials, as typically required by a bank for such transactions, and analyzes such materials to determine whether the client would meet the risk profile of the banks;
●	Results of such analysis are given to members of our key management for their consideration. If members of our key management decide to accept the client and proceed to provide our international corporate financing advisory services, we then enter into a financial advisory service contract with such client. The agreement would specify the subject amount of facilities to be obtained from the overseas bank for the client’s offshore affiliate, our service fees, and the scope of our services;
●	Members of our key management narrow down the banks and ultimately select one based on amount of funds needed, term of the loan sought, the amount of interest the borrowing party is able to bear and what security (if any) the client can provide. This would typically be an overseas bank or an affiliate branch of a PRC bank;

●	Members of our key management communicate with the selected overseas bank to confirm interest rates, identify domestic banks with which it would prefer to work and the available transaction limits it has with such domestic banks;
●	We negotiate terms on behalf of our client’s offshore affiliate, including loan interest rate, term of loan, and guarantee required;
●	We facilitate the execution of a loan contract by the offshore affiliate of our client and the overseas bank;
●	A product and service advisor is then appointed to handle further communication with the bank regarding application materials and other aspects of the application;
●	The client manager continues to assist our client in preparing the full set of application materials according to the bank’s requirements. This may include obtaining it incorporation certificate, business registration certificate, articles of association and audited financial statements;
●	When ready, the full set application materials is passed to the product and service advisor for submission to the bank. The client manager further assists our client in transferring the agreed amount of cash to the bank either in the form of a cash deposit or purchase of wealth management products;
●	After submission of application materials to the banks, our product and service advisor communicates with our contacts at the banks on an on-going basis regarding the application review status, and works with various departments of the bank to facilitate the steps needed to close the financing, including the issuance of certificates of deposit or executing the wealth management purchase agreements with such client, acceptance of certificates of deposit or wealth management purchase agreement as security and issuance of letter of guarantee, acceptance of letter of guarantee, and ultimately, obtaining approval for the extending facilities to our client’s offshore affiliate.

We charge our clients a service fee which is calculated at a percentage (typically ranging from 0.2% to 0.4%) of the amount of facilities obtained by our client’s offshore affiliate

For the period from September 16, 2014 through December 31, 2016, we had helped 6 SMEs obtain facilities from overseas banks in the amount of $550 million for their offshore affiliates. For the period from January 1, 2017 through December 31, 2017, we had helped 5 SMEs obtain facilities from overseas banks in the amount of $ 650 million for their offshore affiliates. For the period from January 1, 2018 through December 31, 2018, we had helped 2 SMEs obtain facilities from overseas banks in the amount of $110 million for their offshore affiliates.

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

For the period from January 1, 2017 through December 31, 2017, we provided bank loan advisory services to 11 SME clients in 11 loan financings with a total loan amount of RMB 2,045 million (approximately $ 303 million). For the period from January 1, 2018 through December 31, 2018, we provided bank loan advisory services to 23 SME clients in 23 loan financings with a total loan amount of RMB 2,255 million (approximately $ 341 million).

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

Technical service

We, through Anytrust, our wholly-owned subsidiary, provide data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies with customers including Tianhong Asset Management, Yinhua Fund Management and BAIC Motor, etc. In 2018, we generated approximately $546,303 from the provision of technical services, which are essentially financial data services provided to financial institutions by Anytrust. To reduce operating losses, we disposed Anytrust on December 30, 2018. As a result, we no longer provide technical services.

Supply Chain Financing Services, or Factoring Services

On October 25, 2017 we expanded our service offerings with the launch of our factoring services, provided by FuhuiSZ. These services provide owners of SMEs with holistic supply chain financing solutions and value-added services in order to reduce financing costs and improve efficiency during a business transaction. FuhuiSZ’s business was initially focused on the medical supplies and medical equipment, airline catering and bulk commodity supply chains. On May 25, 2018, we incorporated FuhuiXM to further grow our supply chain financing services.

As of December 31, 2018, FuhuiSZ and FuhuiXM has generated a revenue of $0.5 million.

We charge our clients a service fee which is calculated at a percentage (typically ranging from 5% to 15%) of the amount we factor. We also collect a management fee of 0 to 3.5% of the amount we factored. As our factoring services are still in the initial stages, our service fee rate and management fee rate are still subject to review and adjustment.

A typical transaction involves the following steps:

●	We first communicate with our clients regarding their needs and then we collect and review the clients’ general information, contracts and invoices that will allow us to evaluate and determine the clients’ credit worth, authenticity of their business contracts and the collectability of receivables;
●	Upon their acceptance, we enter into a factoring service contract with our clients specifying the subject amount, our service fees and scope of our services;
●	Next we will wire the factored amount to the client’s designated party and will collect our service fee along with such wire;
●	At the end of each month we record the factoring service revenue based on the service fee ratio and the amount we factored.

Other Income Sources

Entrusted loans/direct loans

In 2018, we made three direct loans amounting to $12 million with terms of from 6 and 12 months. We charged interest at from 5% to 15% per annum, and as a result, earned $1,133,407  in interest from these loans, Management assessed the collectability of loans to third parties and determined that a loan provision of $1,000,000 was made as of December 31, 2018.

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

In 2018, we made a total of $34,969,111 in entrusted loans to four clients at an interest rate of 16% per annum. The term of these loans was for 12 months and we earned $5,109,237  in interest for making these loans in 2018.

According to a report by the Wall Street Journal, entrusted loans increased by a net RMB 2.55 trillion (approximately$407.38 billion) from 2013 to 2014, equivalent to 29% of all new RMB bank loans issued during the year compared to only 16% of bank loans the year before (Source: http://blogs.wsj.com/chinarealtime/2014/05/02/a-partial-primer-to-chinas-biggest-shadow-entrusted-loans/).

We plan to continue to entrust our excess funds to commercial banks to be loaned in the form of short-term loans to select clients of ours upon repayment of these currently outstanding direct loans. We anticipate to receive interest income at an annual interest rate generally ranging from 15% to 20%, as exemplified by our rate of return in 2018. We do not expect the balance of such loans to increase significantly in the future and the interest income from such loans would not become a significant portion of our net income, we may gradually cease the conduct of this form of investment when there are better investment options of our cash.

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

From the inception of the Company to the end of its fiscal year of 2018, we made a total of $45,514,815, equivalent to the figure at the end of fiscal year 2017 since all loans made in 2018 were entrusted bank loans and US$ direct loans which are not subject to this PBOC restriction, in direct loans to 6 clients with interest rates from 8% to 16%. The terms of these loans were generally for six to twelve months. We earned $6,182,343 in interest for making these loans.

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

During the fiscal year of 2018, less than half of our revenue was originated from clients located in Fujian province because of the relationships our key management has with these clients . Since then, our client base has diversified and presently, less than half our clients are from the Fujian province.

There were no customers contributing more than 10% to the total revenue of the Company for the year ended December 31, 2018. Three customers have outstanding accounts receivable balances that accounts for 20.88%, 19.34% and 11.63% of the total accounts receivable balance as of December 31, 2018, respectively.

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

Seasonality

Although we have been in business for only four calendar years since October 2014 and it is difficult to determine the cyclical nature of our business with any certainty, the financial advisory services sector typically slows down towards the end of the calendar year through Chinese New Year where banks and lending institutions typically wind down their lending activities. The financial advisory services business is fairly constant the rest of the year.

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

Entrusted Loans

We have no data on entrusted loans and who our competitors are as these are largely private loans between commercial entities through banks. These company-to-company loans, known as entrusted lending, have emerged as the fastest-growing part of China’s shadow-banking system, which provides credit outside of formal banking channels. Banks make money by charging fees to both the lending company and the borrower, and they do not record the loans on their balance sheets. (Source: http://www.wsj.com/articles/SB10001424052702304163604579531383712290244)

Factoring Services

We are facing strong competition in the China factoring industry. According to the 2017 Development Report of the Commercial Factoring Industry in China, as of December 31, 2017, there were 8,261 registered factoring companies in China. We expect that the factoring business will continue developing fast in China in the future.

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

Set forth below is a detailed description of our trademarks as of the date of this annual report.

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

Copyrights

We have registered our copyrights with the National Copyright Administration of the People’s Republic of China. Set forth below is a detailed description of our copyrights as of the date of this annual report.

Country	Copyrights	Registration Number	Status
Mainland China	Quantum Compass Supply Chain Financial Credit Audit System V2.0	2018SR403735	Approved

Mainland China	Quantum Compass Supply Chain Financial Business Support System V2.0	2018SR40479	Approved

Mainland China	Quantum Compass Medical Enterprise Invoicing Management System V1.0	2018SR405088	Approved

Mainland China	Fuhui Factoring Online Supply Chain Finance Investment and Financing Platform Computer Software V2.0	2018SR405073	Approved

Mainland China	Fuhui Factoring Online Supply Chain Finance Investment and Finance IOS Platform System V1.0.4	2018SR403752	Approved

Mainland China	Fuhui Factoring Online Supply Chain Finance Investment and Financing Android Platform System V1.0.4	2018SR403741	Approved

Mainland China	Sheng Yin Enterprises Public Financing Transactions Consulting Platform V1.0	2018SR480963	Approved

Mainland China	Fei Hai Big Data Assets Integration Commercial Platform (Fei Hai) V2.0	2018SR480280	Approved

Mainland China	Ying Xin STEAM Education Social Advertising Platform V2.0	2018SR480274	Approved

Mainland China	Ying Xin Content Publication Management Platform (Ying Xin Publication Platform) V2.0	2018SR478786	Approved

Domain Name

We have one registered domain name, www.cifsp.com. We have registered our website with Beijing City Communications Control Bureau and received an ICP license (ICP Number: 151135). In addition, FuhuiSZ maintains a website at http://www.fhfactoring.cn/.

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

On December 23, 2018, the State Council submitted the draft version of the Foreign Investment Law to the Standing Committee of the National People’s Congress, which was promulgated by the National People’s Congress on its official site on December 26, 2018 for public consultation until February 24, 2019. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations

Regulation of Telecommunications and Internet Information Services

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

C.	Organization structure.

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship

Hongkong Internet Financial Services Limited	Hong Kong	Wholly-owned subsidiary

Beijing Yingxin Yijia Network Technology Co., Ltd	People’s Republic of China	Wholly-owned subsidiary

Sheng Ying Xin (Beijing) Management Consulting Co., Ltd	People’s Republic of China	Consolidated affiliated entity

Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd	People’s Republic of China	Consolidated affiliated entity

Fu Hui (Shenzhen) Commercial Factoring Co., Ltd	People’s Republic of China	Consolidated affiliated entity

Yingda Xincheng (Beijing) Insurance Broker Co., Ltd	People’s Republic of China	Consolidated affiliated entity

CIFS (Xiamen) Financial Leasing Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Fuhui (Xiamen) Commercial Factoring Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Hangzhou Yuchuang Investment Partnership	People’s Republic of China	Consolidated affiliated entity

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

On March 10, 2017, Sheng Ying Xin incorporated Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. (“FuhuiSZ”) in the People’s Republic of China. FuhuiSZ mainly provides supply chain financing services to commercial enterprises. On September 19, 2017, Sheng Ying Xin Incorporated Yingda Xincheng (Beijing) Insurance Broker Co., Ltd. (“Ying Da Xin Cheng”) in the People’s Republic of China with a registered capital of RMB 50,000,000 (approximately, $7,518,796.99). Ying Da Xin Cheng will mainly focus on providing insurance brokerage services.

On November 23, 2017, Sheng Ying Xin acquired Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”). Anytrust is a limited company incorporated on June 9, 2014 in the People’s Republic of China with a registered capital of RMB 7.5 million (approximately $1.15 million). Anytrust was a “big data” company providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies with customers including Tianhong Asset Management, Yinhua Fund Management and BAIC Motor, etc.

Our acquisition of Anytrust was part of our overall strategy to focus on providing FinTech services and products in our next stage of growth. In early 2018, Anytrust launched the beta version of AnyInfo, a vertical search engine and big data platform covering a broad range of publicly available data of over 30 million enterprises in China. In September 2018, Anytrust launched the AnyInfo Enterprise Edition of its big data analysis and A.I. report services to promote its ability to generate customized segment/industry and company profiles to its users.

However, in spite of our efforts, revenue attributed to the provision of such products and services by Anytrust was approximately only $546,303 in 2018. By contrast, its overheads had ballooned to approximately $2.6 million and we were losing approximately $0.3 million per month in Anytrust. By December 2018, we determined that Anytrust was no longer a commercially viable entity as it was technically insolvent. We had tried to stem our losses through 2018 and by then, we had only 3 employees from an original 89 when we acquired Anytrust.

We also determined it in our best interest to transfer our equity interest in Anytrust to our Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed December 30, 2018.

On May 25, 2018, Hongkong Internet Financial Services Limited incorporated CIFS (Xiamen) Financial Leasing Company to provide financial leasing services and equipment purchase financing to commercial enterprises. CIFS (Xiamen) Financial Leasing Company did not have any revenue in 2018.

On May 25, 2018, Sheng Ying Xin incorporated Fuhui (Xiamen) Commercial Factoring Co., Ltd. (“FuhuiXM”) to provide factoring services to commercial enterprises in Xiamen.

On July 11, 2018, Sheng Ying Xin incorporated Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd (“Zhizhen”), to provide investment research services. Zhizhen did not have any operations in 2018.

On July 25, 2018, Sheng Ying Xin formed Hangzhou Yuchuang Investment Partnership (“Hangzhou Yuchuang”), in which it owns 100% of the equity interest. Hangzhou Yuchuang is an investment vehicle for our strategic investing activities.

The contractual agreements between WFOE and Sheng Ying Xin essentially confer control and management as well as the economic benefits of Sheng Ying Xin (and its subsidiaries) onto WFOE.

We presently provide almost all our financial advisory services through Sheng Ying Xin and Kashgar SYX although we have historically generated all our revenue through Sheng Ying Xin. In 2018, we generated a small portion of our total revenue (approximately $0.54 million) from the provision of technical services by Anytrust, which is basically the provision of financial data services to financial institutions, and $0.5 million from the provision of factoring services by FuhuiSZ and FuhuiXM.

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

Facilities

We currently maintain two physical office in Beijing, China. We believe that our existing facilities are adequate for our current requirements and we will be able to enter into lease arrangements on commercially reasonable terms for future expansion.

In Beijing, we lease approximately 127 square meters (approximately 1,367 square feet) of office space at Unit 1102 on the 11st Floor of No.6 Building located at Jianguo Road, Chaoyang District, Beijing. The lease started on March 5, 2019 and expired on March 04, 2020. Under this new lease, the Company shall pay a monthly rent of RMB 22,572.00 (approximately $3,320 ).

Kashgar SYX leases approximately 204 square meters (approximately 2,194.55 square feet) of office space at Unit 1513-1514 of the East Tower of Global Financial Center located at No.1 East Third Ring Middle Road, Chaoyang District, Beijing. The lease started on May 24, 2017 and will expire on September 23, 2019. The rent under this lease is RMB 149,240 (approximately $22,960) per year, which was paid in full upon execution of the lease agreement. Kashgar SYX also paid a deposit of RMB 10,000 (approximately $1,538.46), which is refundable at the end of the lease, subject to certain conditions set forth in this lease agreement.

Each of subsidiaries has a registered office address, which is subject to renewal on a yearly basis.

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

Overview

We are mainly in the business of providing financial advisory services to meet the financial and capital needs of our clients, which comprise largely of small-to-medium sized enterprises (“SMEs”). Through our wholly-owned subsidiaries, Hongkong Internet Financial Services Limited, CIFS (Xiamen) Financial Leasing Co., Ltd and Beijing Yingxin Yijia Network Technology Co., Ltd and our contractually controlled and managed company, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“SYX” or “Sheng Ying Xin”), and its wholly-owned subsidiaries, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), Fu Hui (Shenzhen) Commercial Factoring Co., Ltd (“FuhuiSZ”), Yingda Xincheng (Beijing) Insurance Broker Co., Ltd (“ Yin Da Xin Cheng”), Fuhui (Xiamen) Commercial Factoring Co., Ltd (“FuhuiXM”), Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd. and Hangzhou Yuchuang Investment Partnership. We primarily offer commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and supply chain financing services.

We generate revenue from service fees in connection with our (i) commercial payment advisory services, (i) international corporate financing advisory services,(iii) intermediary bank loan advisory services, and (iv) supply chain financing services (factoring services) . Additionally we earn interest income from our direct or entrusted lending activities. Our total net revenue increased from $15.82 million in 2016 to $25.12 million in 2017, and reduced to $14.4 million in 2018. We had a net income of $13.89 million, $23.46 million and a net loss of $4.04 million in 2016, 2017 and 2018, respectively. Our business has fluctuated in recent years. The main reason is that the number of clients we served and the amount of services we provided have grown rapidly in 2015, 2016 and 2017. However, due to the economic downturn in China in 2018, our clients’ financial needs significantly decreased. We served 29, 47 and 47 customers and arranged approximately $1,471 million, $2,429 million and $996 million in financing in 2016, 2017 and 2018, respectively. The Company used to provide technical services through our subsidiary, Beijing Anytrust Science & Technology Co., Ltd (“Anytrust). In 2018, we generated $0.54 million from the provision of technical services. However, in order to reduce our operating losses, we disposed Anytrust on December 30, 2018 and therefore we no longer provide such technical services.

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

Revenue Recognition

Revenue principally consists of consulting service and factoring service revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company’s services include commercial payment advisory services, intermediary bank loan advisory services, international corporate financing advisory services and supply chain financing services (factoring business). We used to provide technical services through Anytrust. However, we disposed Anytrust on December 30, 2018 to reduce our operating losses. As a result, we no longer provide technical services.

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

For technical services, after signing the contract, and we have provided the clients with the technical services and charged our clients the relevant fees, we recognize revenue when the services are rendered.

Our factoring services provide owners of SMEs with holistic supply chain financing solutions and value-added services in order to reduce financing costs and improve efficiency during a business transaction.

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

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, 2018 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required.

Results of Operations

Results for the Year ended December 31, 2018 compared to the Year ended December 31, 2017

Operating Metrics for the year ended December 31, 2018

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Year Ended December 31,
	2018		2017
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	7,630	1,153	16,397	2,429
Commercial Payment	3,610	545	9,963	1,476
International Corporate Financing	1,950	295	4,389	650
Intermediary Loan	2,070	313	2,045	303
Amount of financing factored:
Factoring Business	82	12	-	-

	For the Year Ended December 31,
	2018	2017
Number of clients advised(1)	47	47
Commercial Payment	22	31
International Corporate Financing	2	5
Intermediary Loan	23	11

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Year Ended December 31,
	2018	2017
	(in US$ thousands)
Advisory fees billed to clients(2)	14,402	25,116

(2)	Represent amounts net of VAT.

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

	Years ended December 31,		Variance
	2018	2017	Amount	%
Revenue	$14,402,329	$25,116,139	$(10,713,810)	(42.7)%
Cost of revenue	654,979	729,752	(74,773)	(10.2)%
Gross profit	13,747,350	24,386,387	(10,639,037)	(43.6)%
General and administrative expense	11,664,394	3,169,855	8,494,539	268.0%
Selling and distribution expense	576,526	371,383	205,143	55.2%
Research & Development Expense	3,512,512	92,683	3,419,829	3,689.8%
Donation expense	-	148,108	(148,108)	(100)%
(Loss) income from operations	(2,006,082)	20,604,358	(22,610,440)	(109.7)%
Interest income on bank deposit	16,182	13,600	2,582	19.0%
Other expenses	(510,200)	(7,058)	(503,144)	7,128.7%
Interest income from loans to third parties	6,465,042	4,070,600	2,172,044	53.4%
Loss on disposal of a subsidiary	(2,062,155)	-	(2,005,514)
Impairment loss on loans to third parties and property and equipment	(7,423,651)	-	(7,423,651)
(Loss) income before income taxes	(5,520,864)	24,681,499	(30,368,122)	(123.3)%
Income tax (benefit) expenses	(1,702,127)	633,315	(2,278,801)	(359.8)%
Net (loss) income	$(3,818,737)	$24,048,184	$(28,089,321)	(116.8)%
Comprehensive loss (income)	$(6,234,656)	$26,430,672	$(32,879,763)	(124.4)%

Revenue

A breakdown of our revenue for the year ended December 31, 2018 versus the year ended December 31, 2017 is set forth below:

	For the Year Ended December 31,				Variance
	2018	%	2017	%	Amount	%
Intermediary Bank Loan Advisory Services	$6,091,830	42.3%	$5,714,758	22.8%	$377,072	6.6%
International Corporate Financing Advisory Services	1,111,991	7.7%	2,468,943	9.8%	(1,356,952)	(55.0)%
Commercial Payment Advisory Services	6,153,018	42.7%	16,868,860	67.2%	(10,715,842)	(63.5)%
Factoring Service	499,187	3.5%			499,187	-
Technical service	546,303	3.8%	63,578	0.3%	482,725	759.3%
Total Amount	$14,402,329	100%	$25,116,139	100%	$(10,713,810)	(42.7)%

Net revenue for the year ended December 31, 2018 decreased by 43% year-over-year to $14,402,329 from $25,116,139 in the same period in 2017.

Approximately 42.7% of our revenue or $6,153,018, a decrease of 63.5% from $16,868,860 in the year ended December 31, 2017, was generated by providing commercial payment advisory services to 22 customers which we assisted in helping them obtain acceptance bills from banks with total financing of $545 million compared to $1,476 million for the same period last year, representing a decrease of 63% due to economic slowdown.

Approximately 42.3% of our revenue or $6,091,830 was derived from providing intermediary bank loan advisory services to 23 customers, a 7% increase from $ 5,714,758 in the year ended December 31, 2017.

Approximately 7.7% of our revenue or $1,111,991 was derived from providing international corporate financing advisory services for year ended December 31, 2018. International corporate financing advisory revenue decreased by 55% from $ 2,468,943 in the year ended December 31, 2017 mainly due to the decrease in financing of $355 million compared to $650 million in 2017.

Although our revenue from the provision of technical services, which are essentially financial data services provided to financial institutions by Anytrust, increased by 7.5 times in 2018, we disposed of it in December 2018 due to large losses incurred. Our acquisition of Anytrust was part of our overall strategy to focus on providing FinTech services and products in our next stage of growth. However, in spite of our efforts, revenue attributed to the provision of such products and services by Anytrust was approximately only $546,303 in 2018. By contrast, its overheads had ballooned to approximately $2.6 million and we were losing approximately $0.3 million per month in Anytrust. By December 2018, we determined that Anytrust was no longer a commercially viable entity as it was technically insolvent.

We first announced the implementation of our supply chain financing services in 2017 through our subsidiary, FuhuiSZ. We incorporated FuhuiXM in 2018 to further grow our supply chain financing services. We realized a revenue of approximately $0.5 million in 2018.

Overall, our revenue decreased substantially for the year ended December 31, 2018 compared to the same period in 2017 mainly due to a decrease in the amounts financed.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $ 654,979 for the year ended December 31, 2018 compared to $ 729,752 for the year ended December 31, 2017. The main reasons for the decrease in cost of revenue was the reduction of employees in the second half of 2018 as a result of the reduction in our business and revenues.

Our cost of revenue is broken down by service lines as follows:

	For the Year Ended December 31,				Variance
	2018	%	2017	%	Amount	%
Intermediary Bank Loan Advisory Services	$142,784	21.8%	$89,838	12.3%	$52,946	58.9%
International Corporate Financing Advisory Services	5,617	0.9%	39,522	5.4%	(33,905)	(85.8)%
Commercial Payment Advisory Services	78,562	12.0%	260,125	35.6%	(181,563)	(69.8)%
Technical services	330,995	50.5%	147,610	20.2%	183,385	124.2%
Sales tax and surcharges	97,021	14.8%	192,657	26.5%	(95,636)	(49.6)%
Total Amount	$654,979	100%	$729,752	100%	$(74,773)	(10.2)%

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2018 decreased by 44% to $ 13,747,350 from $ 24,386,387 in the year ended December 31, 2017. The decrease is in line with the revenue decrease of 43% over the same periods.

Gross margin, or gross profit as a percentage of total revenue, was 95% for the year ended December 31, 2018, which is a slight decrease compared to 97% for the year ended December 31, 2017.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the year ended December 31, 2018 and 2017, respectively:

	For the Year Ended December 31,				Variance
	2018	%	2017	%	Amount	%
General and administrative expenses	$11,664,394	74%	$3,169,855	83.8%	$8,494,539	268%
Selling and marketing expenses	576,526	3.7%	371,383	9.8%	205,143	55.2%
Research & Development Expense	3,512,512	22%	92,683	2.5%	3,419,829	3,689.8%
Donation expense	-	-%	148,108	3.9%	(148,108)	(100)%
Total Amount	$15,753,432	100%	$3,782,029	100%	$11,971,403	316.5%

Total operating expenses for the year ended December 31, 2018 increased 316.5% to $15,753,432 from $3,782,029 in the year ended December 31, 2017.

General and administrative expenses consist primarily of staff costs, rental expenses and office related expenses. General and administrative expenses were $11,664,394, or 81.0% of total revenue for the year ended December 31, 2018, as compared to $3,169,855 or 12.6% of total revenue in the year ended December 31, 2017, an increase of $8,494,539. The increase in general and administrative expenses is mainly due to an increase in rental and office related expenses and the increase of staff cost since we only began to lay off staff and terminated lease agreements towards the year’s end of 2018.

Selling and marketing expenses for the year ended December 31, 2018 increased by 55.2% to $576,526 from $371,383 in the year ended December 31, 2017. The year-over-year increase primarily resulted from an increase in marketing and advertising efforts.

Research & Development expenses mainly consist of staffing costs accrued in the process of researching and developing financial data software by Anytrust. We disposed Anytrust in December 2018 due to substantial loss incurred by Anytrust.

Donation expenses mainly include $148,108 donation to China Social Welfare Foundation in the year ended December 31, 2017.

Income from Operations and Operating Margin

Loss from operations in the year ended December 31, 2018 was $2,006,082, compared with income  from operations of $20,604,358 in the year ended December 31, 2017.

Operating margin, or income from operations as a percentage of total revenue was negative 13.9% for the year ended December 31, 2018, compared with 82% for the year ended December 31, 2017 due to the previously discussed changes.

Other income/(expenses)

The following table sets forth the breakdown of our other income for the year ended December 31, 2018 and the year ended December 31, 2017:

	For the Year Ended December 31,				Variance
	2018	%	2017	%	Amount	%
Interest income on loans to third parties	$6,465,042	(183.9)%	$4,070,600	99.8%	$2,394,442	58.8%
Interest income on bank deposits	16,182	(0.5)%	13,600	0.4%	2,582	19.0%
Other expenses	(510,200)	14.5%	(7,058)	(0.2)%	(503,143)	7,128.7%
Loss on disposal of a subsidiary	(2,062,155)	58.7%	-	-	(2,062,155)	-
Impairment loss on loans to third parties and property and equipment	(7,423,651)	211.2%	-	-	(7,423,651)	-
Total Amount	$(3,514,782)	100.0%	$4,077,142	100%	$(7,591,924)	(186.2)%

Other income principally consist of interest income on loans to third parties which was $6,465,042 and $4,070,600 for the years ended December 31, 2018 and 2017, respectively, an increase of 58.8% year over year. This increase is in line with the increase of average loan balances to third parties, which were $40.8 million and $30.5 million for the year ended December 31, 2018 and 2017, respectively.

Loss on disposal of a subsidiary refers to the loss incurred as a result of the disposal of Anytrust on December 30, 2018, as a result of Anytrust incurring substantial operating losses.

Impairment loss on loans to third parties and property and equipment amounted to $7.4 million. Management assessed the collectability of its assets by the end of the year and determined that a provision of $7.4 million was made against entrusted loans, direct loans and office equipment.

Income tax (benefit) expense

Income tax benefit was $1,702,127 for the year ended December 31, 2018, compared with income tax expense of $633,315 for the year ended December 31, 2017.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation loss was $2,415,919 in the year ended December 31, 2018, compared with a gain of $2,382,488 in the year ended December 31, 2017 as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net (Loss) Income

Net loss for the year ended December 31, 2018 was $3,818,737, as compared to our net income of $24,048,185 for the year ended December 31, 2017. The decrease in net income is mainly due to the decrease in our revenue, a substantial increase in operating expenses, losses arising from our disposal of Anytrust and impairment made against loans and property and equipment.

Liquidity and Capital Resources

As of December 31, 2018 and December 31, 2017, we held cash of $1,578,828 and $27,165,262 respectively.

The following table summarizes our cash flows for the year ended December 31, 2018 and for the same period in 2017.

	Year ended December 31, 2018	Year ended December 31, 2017
Net cash (used in) provided by operating activities	$(17,266,382)	$27,603,542
Net cash used in investing activities	(7,723,259)	(22,308,207)
Net cash (used in) provided by financing activities	(128,407)	19,641,129
Effect of exchange rate change on cash and cash equivalents	(468,386)	348,373
Net (decrease) increase in cash and cash equivalents	(25,586,434)	25,284,837
Cash and cash equivalents, beginning balance	27,165,262	1,880,425
Cash and cash equivalents, ending balance	$1,578,828	$27,165,262

Operating activities

Net cash used in operations was $17.3 million for the year ended December 31, 2018, representing a decrease of $44.9 million from cash provided by operating activities of $27.6 million for the year ended December 31, 2017. The decrease was mainly because we realized a net loss of $3.8 million in 2018, and an increase of accounts receivable by $13.3 million.

Investing activities

Net cash used in investing activities for year ended December 31, 2018 was $7.7 million, a decrease of $14.6 million from net cash used in investing activities of $22.3 million for the year ended December 31, 2017. This is mainly due to the decrease of our loans to third parties by $14 million compared to 2017.

Financing activities

Net cash used in financing activities for the year ended December 31, 2018 was $0.13 million, a decrease of approximately $20 million from cash provided by financing activities of $19.6 million for the year ended December 31, 2017. The decrease was mainly attributable to proceeds from our IPO of approximately $20 million in July 2017.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s operating lease commitment as of December 31, 2018:

Office Rental

Year ending December 31,
2019	$92,366
2020	30,789
Total	$123,155

For the years ended December 31, 2018, 2017 and 2016, rental expenses under operating leases were approximately $2,516,053, $ 975,868 and $453,667, respectively.

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

Approximately 67% of our revenue or $16,868,860, an increase of 62% from $10,441,370 in the year ended December 31, 2016, was generated by providing commercial payment advisory services to 31 customers which we assisted in helping them obtain acceptance bills from banks with a total financing amount of $1,476 million compared to $922 million for the same period of 2016.

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

The Company announced the implementation of its supply chain financing services in 2017 through its subsidiary, FuhuiSZ. However, as of December 31, 2017, FuhuiSZ has conducted no material business and generated no revenue.

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

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the year ended December 31, 2017 and 2016, respectively:

	For the Year Ended December 31,				Variance
	2017	%	2016	%	Amount	%
General and administrative expenses	$3,169,855	83.8%	$1,348,862	71.2%	$1,820,993	135.0%
Selling and marketing expenses	371,383	9.8%	245,246	12.9%	126,137	51.4%
Research & Development Expense	92,683	2.5%	-	-	92,683	-
Donation expense	148,108	3.9%	301,101	15.9%	(152,993)	(50.8)%
Total Amount	$3,782,029	100%	$1,895,209	100%	$1,886,820	99.6%

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Jianxin Lin	35	Chairman of the Board and Chief Executive Officer

Jinchi Xu	40	Director and Chief Financial Officer

Sheve Li Tay	46	Independent Director

Hong Huang	47	Independent Director

Buting Yang	74	Independent Director

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

Mr. Jinchi Xu is our founder and has served as our director since our inception. Effective April 12, 2019, Mr. Xu was appointed as the Company’s new Chief Financial Officer to replace Ms. Lu Sun, who resigned on April 11, 2019. Mr. Xu is a senior investment manager with more than 10 years of progressive experience in finance management. He has been working as the Deputy General Manager at Hongkong Fucheng International Investment Co. Ltd since 2006. Mr. Xu graduated from Fujian Medical University in 2002 with a Bachelor Degree in Iconography.

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

B. Compensation.

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2018, to each of the individuals identified in Item 6.A. above.

Name	Compensation ($)
Directors and Officers
Jianxin Lin	104,820
Jinchu Xu	297,007
Sheve Li Tay	30,000
Hong Huang	30,000
Buting Yang	30,000

Senior Management
Lu Sun*	148,400

* Effective April 11, 2019, Ms. Lu Sun resigned as Chief Financial Officer of the Company. On April 12, 2019, the Board appointed Mr. Jinchi Xu to replace Ms. Sun as the Company’s new Chief Financial Officer, effective immediately.

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

D. Employees.

As of December 31, 2018, we had 20  employees, all located in Beijing, China. The following table sets forth the number of our employees by function as of the same date:

Functional Area	Number of Employees	% of Total
Senior management	3	15.00%
Administrative staff	1	5.00%
Accounting staff	2	10.00%
Product and service advisors	8	40.00%
Human resources and administrative personnel	1	5.00%
IT staff	2	10.00%
Risk management	3	15.00%
Total	20	100%

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

The calculations in the table below are based on 22,114,188 ordinary shares outstanding as of May 9, 2019. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial owner*	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Jianxin Lin	14,540,000	65.75%
Jinchu Xu	-	-
Lu Sun	-	-
Sheve Li Tay	-	-
Hong Huang	-	-
Buting Yang	-	-

All Directors and Executive Officers as Group	14,540,000	65.75%

Notes:

* The business address for our directors and officers is 93 Jianguo Road, No. 6 Building, 11th Floor, Chaoyang District, Beijing, People’s Republic of China 100020.

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

Related party transactions

Transaction and balances from related parties:

In order to reduce the operating losses, on December 30, 2018, Sheng Ying Xin, the sole shareholder of Anytrust, entered into an equity transfer agreement with Jianxin Lin, the Company’s Chief Executive Officer and Chairman of the Board. Because Anytrust was insolvent, Sheng Ying Xin sold 100% of the equity interest it owned in Anytrust to Jianxin Lin for no consideration. We also determined it in our best interest to transfer our equity interest in Anytrust to our Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed December 30, 2018.

For the year ended December 31, 2018, 2017 and 2016, the Company recorded revenue from related parties of nil, nil and nil, respectively. The trade balance due from a related party is nil, nil and nil as of December 31, 2018, 2017 and 2016, respectively The Company provides consulting services to these related parties in its normal course of business on the same terms as those provided to its unrelated clients.

Related parties of the Company represented entities that are directly or indirectly owned by directors and officers of the Company or in which the directors and officers of the Company has significant influence.

Due from related party:

As of December 31, 2018, the Company has related party receivable of $184,961, due to advances made on behalf of related parties, including $44,128 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $28,724 from Beijing Zhiping Science and Technology Development Co., Ltd. and $112,109 from Anytrust.

Due to related party:

As of December 31, 2018 and 2017, the Company has related party payables of $32,005 and $163,659, respectively, due to Mr. Jianxin Lin, the Company’s Chief Executive Officer, who lent funds to the Company to support its operations. The payables are unsecured, non-interest bearing and due on demand.

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

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market during the fiscal year 2018 and from August 8, 2017 through December 31, 2017. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year ended December 31, 2017	$61.00	$11.13
Fiscal Year ended December 31, 2018	$47.98	$0.635

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2018 and 2017. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year 2017, quarter ended
September 30, 2017	$20.04	$11.13
December 31, 2017	$61.00	$20.85
Fiscal Year 2018, quarter ended
March 31, 2018	$47.98	$31.57
June 30, 2018	$34.85	$14.95
September 30, 2018	$16.65	$7.99
December 31, 2018	$8.55	$0.635

The following table sets forth the monthly high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Annual Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Month Ended:
May 9, 2019	$2.79	$2.02
April 30, 2019	$4.07	$3.36
March 31, 2019	$6.44	$2.30
February 28, 2019	$3.58	$0.83
January 31, 2019	$1.15	$0.82
December 31, 2018	$1.95	$0.635
November 30, 2018	$2.60	$1.42

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

3.	Various lease agreements entered into by Company and its subsidiaries with various landlords as described in “Item 4. Information on the Company – D. Property, plants and equipment” and incorporated herein by reference.

4.	Equity Transfer Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Jianxin Lin dated December 30, 2018.

Our acquisition of Anytrust was part of our overall strategy to focus on providing FinTech services and products in our next stage of growth. In early 2018, Anytrust launched the beta version of AnyInfo, a vertical search engine and big data platform covering a broad range of publicly available data of over 30 million enterprises in China. In September 2018, Anytrust launched the AnyInfo Enterprise Edition of its big data analysis and A.I. report services to promote its ability to generate customized segment/industry and company profiles to its users.

However, in spite of our efforts, revenue attributed to the provision of such products and services by Anytrust was approximately only $546,303 in 2018. By contrast, its overheads had ballooned to approximately $2.6 million and we were losing approximately $0.3 million per month in Anytrust. By December 2018, we determined that Anytrust was no longer a commercially viable entity as it was technically insolvent. We had tried to stem our losses through 2018 and by then, we had only 3 employees from an original 89 when we acquired Anytrust.

We also determined it in our best interest to transfer our equity interest in Anytrust to our Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed December 30, 2018.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2018, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2018 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid for audit and other services provided by Marcum Bernstein & Pinchuk LLP, our former independent registered public accounting firm, for fiscal years 2018 and 2017.

	Fiscal 2018	Fiscal 2017

Audit Fees	$—	$250,000
Audit-Related Fees	85,000	80,000
Tax Fees	—	—
All Other Fees	—	—

Total	$85,000	$330,000

Effective March 6, 2019, the Company engaged Wei Wei & Co., LLP, Certified Public Accountants (“Wei”) as its new independent registered public accounting firm. The following table shows the fees that we paid for audit and other services provided by Wei for fiscal years 2018 and 2017.

	Fiscal 2018	Fiscal 2017

Audit Fees	$200,000	$—
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	$200,000	$—

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Marcum Bernstein & Pinchuk LLP , with respect to fiscal years 2018 and 2017 were approved by the Audit Committee.

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

Item 16F. Change in Registrant’s Certifying Accountant.

On March 6, 2019, we dismissed Marcum Bernstein & Pinchuk LLP (“Marcum”) as our independent registered public accounting firm. The reports of Marcum, on our financial statements for each of the past two fiscal years ended December 31, 2016 and 2017 contained no adverse opinion or a disclaimer of opinion and were not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors (“Board of Directors”) on March 6, 2019.

During our two most recent fiscal years ended December 31, 2016 and 2017 and through the date of this report, we have had no disagreements with Marcum, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

Effective March 6, 2019, we engaged Wei Wei & Co., LLP, Certified Public Accountants (“Wei”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with Wei regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Wei as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

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

128

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of China Internet Nationwide Financial Services Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China Internet Nationwide Financial Services Inc. and Subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019

Flushing, New York

May 10, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of China Internet Nationwide Financial Services Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of China Internet Nationwide Financial Services Inc. and Subsidiaries (the “Company”) as of December 31, 2017, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor from 2016 to 2018.

New York, New York

May 15, 2018

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2017
ASSETS
Current assets
Cash	$1,578,828	$27,165,262
Accounts receivable, net	18,839,050	6,290,000
Other receivables	3,452,568	532,028
Loans to third parties, net	39,849,517	41,690,640
Prepayments	41,279	306,473
Advance for investment	837,802	-
Due from related parties	184,961	-
Total Current Assets	64,784,005	75,984,403
Non-current assets
Property and Equipment, net	250,886	222,142
Intangible assets, net	3,426	1,428,566
Long-term office rental deposit	-	678,419
Long-term prepayment	8,377	3,807
Goodwill	-	752,345
Deferred Tax Assets	1,798,398	133,729
Total Assets	$66,845,092	$79,203,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$766,383	$1,265,308
Accounts payable	-	71,136
Advance from customers	95,118	22,733
Other payables and accruals	271,467	671,194
Due to related party	32,005	163,659
Taxes payable	798,999	5,680,094
Total Current Liabilities	1,963,972	7,874,124

Deferred tax liabilities	-	213,511
Total Liabilities	1,963,972	8,087,635

Shareholders’ equity
Common Stock ($0.001 par value, unlimited shares authorized, 22,114,188 shares issued and outstanding at December 31, 2018 and December 31, 2017)	22,114	22,114
Additional paid in capital	28,441,045	28,441,045
Statutory reserve	2,912,529	1,828,601
Retained earnings	36,653,460	41,556,125
Accumulated other comprehensive loss	(3,148,028)	(732,109)
Total Shareholders’ Equity	64,881,120	71,115,776
Total Liabilities and Shareholders’ Equity	$66,845,092	$79,203,411

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company’s general assets.

See notes to the consolidated financial statements

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years ended December 31,
	2018	2017	2016
Revenue	$14,402,329	$25,116,139	$15,821,980
Cost of revenues	654,979	729,752	380,072
Gross profit	13,747,350	24,386,387	15,441,908

Operating expenses
Selling and marketing expenses	576,526	371,383	245,246
General and administrative expenses	11,664,394	3,169,855	1,348,862
Research & Development Expense	3,512,512	92,683	-
Donation expenses	-	148,108	301,101
Total Operating expenses	15,753,432	3,782,029	1,895,209
(Loss) Income from operations	(2,006,082)	20,604,358	13,546,699

Other income (expense)
Interest income on bank deposit	16,182	13,600	1,273
Loss on disposal of a subsidiary	(2,062,155)	-	-
Other expenses	(510,200)	(7,058)	(517)
Interest income from loans to third parties	6,465,042	4,070,600	2,794,134
Impairment loss on loans to third parties and property and equipment	(7,423,651)	-	-
Total other (expenses) income, net	(3,514,782)	4,077,142	2,794,890

(Loss) income before income tax expense	(5,520,864)	24,681,499	16,341,589
Income tax (benefit) expense	(1,702,127)	633,315	2,452,822
Net (loss) income	$(3,818,737)	$24,048,184	$13,888,767
Other comprehensive (loss) income
Foreign currency translation (loss) income	(2,415,919)	2,382,488	(1,468,548)
Comprehensive (loss) income	$(6,234,656)	$26,430,672	$12,420,219

Weighted average number of shares, basic and diluted	22,114,188	20,880,706	20,000,000
Basic and diluted (loss) earnings per share	$(0.17)	$1.15	$0.69

See notes to consolidated financial statements

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income	$(3,818,737)	$24,048,184	$13,888,767
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	59,907	39,314	9,979
Deferred taxes	(1,733,152)	(38,890)	-
Loss on disposal of a subsidiary	2,062,155	-	-
Impairment loss on loans to third parties	7,346,903	-	-
Impairment loss on fixed assets	76,748
Changes in operating assets and liabilities:
Accounts receivable	(13,327,901)	2,265,897	(3,689,700)
Other receivables	(3,055,473)	(379,543)	(1,814,225)
Prepayments	254,879	(300,280)	-
Due from related parties	(191,832)	-	-
Long-term office rental deposit	669,888	(442,135)	-
Accrued payroll	(454,552)	713,599	112,961
Other payables and accruals	(381,174)	(8,048)	(24,101)
Tax payable	(4,780,002)	1,638,886	2,358,698
Accounts Payable	(70,242)	66,558	-
Advance from customers	76,203	-	-
Net cash (used in)/provided by operating activities	(17,266,382)	27,603,542	14,470,829

Cash flows from investing activities:
Purchases of property and equipment	(175,972)	(191,692)	-
Loans to third parties	(39,417,810)	(41,508,250)	(21,295,334)
Collection of loans to third parties	31,870,523	20,865,100	23,786,941
Acquisition of Anytrust, net of cash acquired in connection of acquisition of Anytrust	-	(1,473,365)	-
Net cash (used in)/provided by investing activities	(7,723,259)	(22,308,207)	2,491,607

Cash flows from financing activities:
Borrowings from a related party	-	-	3,430
Repayment to a related party	(128,407)	-	(67,434)
Proceeds from IPO (net of offering cost of $1,262,562 )	-	18,968,888	-
Proceeds from exercise of underwriter’s warrants	-	1,090,239	-
Return of capital	-	-	(15,356,266)
Payments of offering costs	-	(417,998)	(326,053)
Net cash (used in)/ provided by financing activities	(128,407)	19,641,129	(15,746,323)
Effect of exchange rate changes on cash	(468,386)	348,373	209,111
Net (decrease) increase in cash	(25,586,434)	25,284,837	1,425,224
Cash at beginning of year	27,165,262	1,880,425	455,201
Cash at end of year	1,578,828	$27,165,262	$1,880,425
Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$2,503,688	$317,150	$1,012,765
Non- cash investing activities
Net assets from acquisition of Anytrust	$-	$351,225	$-
Deferred offering costs	$-	$763,365	$-

See notes to the consolidated financial statements

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional			other	Total
	Common Stock		Paid-in	Statutory	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Reserve	Earnings	Loss	Equity
Balance at January 1, 2016	20,000,000	$20,000	$24,503,664	$545,013	$4,902,762	$(1,646,049)	$28,325,390
Net income	-	-	-	-	13,888,767	-	13,888,767
Capital contribution	-	-	(15,356,266)	-	-	-	(15,356,266)
Appropriations of statutory reserves	-	-	-	1,112,071	(1,112,071)	-	-
Foreign currency translation loss	-	-	-	-	-	(1,468,548)	(1,468,548)
Balance at December 31, 2016	20,000,000	$20,000	$9,147,398	$1,657,084	$17,679,458	$(3,114,597)	$25,389,343
Net income	-	-	-	-	24,048,184	-	24,048,184
Proceeds from issuance of common stock, net of offering costs	2,023,146	2,023	18,203,499	-	-	-	18,205,522
Proceeds from exercise of underwriter’s warrants	91,042	91	1,090,148	-	-	-	1,090,239
Appropriations of statutory reserves	-	-	-	171,517	(171,517)	-	-
Foreign currency translation gain	-	-	-	-	-	2,382,488	2,382,488
Balance at December 31, 2017	22,114,188	22,114	28,441,045	1,828,601	41,556,125	(732,109)	71,115,776
Net (loss)	-	-	-	-	(3,818,737)	-	(3,818,737)
Appropriations of statutory reserves	-	-	-	1,083,928	(1,083,928)	-	-
Foreign currency translation loss	-	-	-	-	-	(2,415,919)	(2,415,919)
Balance as of December 31, 2018	22,114,188	$22,114	$28,441,045	$2,912,529	$36,653,460	$(3,148,028)	$64,881,120

See notes to the consolidated financial statements

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

China Internet Nationwide Financial Services Inc. (“CIFS” or the “Company”), incorporated in the British Virgin Islands (the “BVI”) on September 28, 2015, is engaged in the business of providing financial advisory services to meet the financial and capital needs of its clients, which comprise largely of small-to-medium sized enterprises, through the Company’s wholly-owned subsidiaries. The Company offers commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and technical services. The Company’s wholly owned subsidiaries include: Hongkong Internet Financial Services Limited, (“HKIFS’) which was established in HongKong on October 7, 2015, and Beijing Yingxin Yijia Internet Technology Co., Ltd., (“Yingxin Yijia”) which was established on December 31, 2015 in Beijing, China by HKIFS.

Beijing Sheng Ying Xin Management Consulting Co., Ltd. (“Sheng Ying Xin”) was incorporated in Beijing, China on September 16, 2014. On December 29, 2016, Sheng Ying Xin incorporated Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”) in the People’s Republic of China with registered capital of RMB5,000,000 (approximately $726,600), which capital has to be contributed in full by December 31, 2026. The legal representative of Kashgar SYX is Mr. Shaoyong Huang, who is also a 1% equity shareholder of Sheng Ying Xin.

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

Since CIFS and its subsidiaries were formed in 2015 and did not have significant operations since inception as well as CIFS and Sheng Ying Xin are under common control, the VIE Agreements dated April 26, 2016 were considered a capital transaction in substance. Accordingly, the consolidated balance sheets as of December 31, 2018 and 2017 include the accounts and balances of CIFS and its subsidiaries, Sheng Ying Xin and its subsidiaries at their respective carrying values. The consolidated statements of income and comprehensive income for the period from inception through September 28, 2015 were the historical operations of Sheng Ying Xin.

On July 28, 2017, CIFS completed its initial public offering (“IPO”) and issued 2,023,146 shares of common stock to investors at a price of $10.00 per share for a total of $20,231,460 before underwriting discounts and commissions and offering expenses of $1,262,562 and deferred issuing cost of $763,365. According to the underwriting agreement signed on May 9,2017, the Company issued warrants to the underwriter to purchase 91,042 ordinary shares upon the successful completion of the IPO at an exercise price of 120% of the IPO price, namely $12 dollars per share, and exercisable for two years. On November 21, 2017 the underwriter exercised all the warrants in connection with the IPO to purchase 91,042 shares. As of December 31, 2017 the number of shares issued and outstanding is 22,114,188.

On March 10, 2017, Sheng Ying Xin set up a wholly owned subsidiary Fu Hui (Shenzhen) Commercial Factoring Co., Ltd (“FuhuiSZ”) which mainly provides supply chain financing to commercial enterprises. On September 19, 2017 Sheng Ying Xin set up another wholly owned subsidiary Yingda Xincheng (Beijing) Insurance Broker Co., Ltd (“Yin Da Xin Cheng”) which mainly provides insurance brokerage services. On November 23, 2017, Sheng Ying Xin acquired a 100% equity interest in Beijing Anytrust Information Technology Co., Ltd (“Anytrust”) which mainly provides enterprise financial data services, including system management, application development, business intelligence and maintenance services.

On May 25, 2018, HKIFS set up a wholly owned subsidiary CIFS (Xiamen) Fianncial leasing company which mainly provides financial leasing services to commercial enterprises. Also on May 25, 2018, Sheng Yin Xin set up another wholly owned subsidiary Fuhui (Xiamen) Commercial Factoring Co., Ltd which mainly provides factoring services to commercial enterprises. On July 11, 2018 Sheng Ying Xin set up another wholly owned subsidiary Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd which mainly provides investment research services. On July 25, 2018, Sheng Ying Xin set up a wholly-owned subsidiary Hangzhou Yuchuang Investment Partnership (Limited Partnership) which is an investment vehicle for our strategic investing activities. On December 30, 2018, Sheng Yin Xin disposed Anytrust and transferred its equity interest in Anytrust to Mr. Jainxin Lin, the Company’s Chief Executive Officer and Chairman of the Board, with no consideration and incurred approximate loss of $2,062,000.

As of December 31, 2018, the Company’s corporate structure is set forth below:

The following is a summary of the VIE agreements:

Exclusive Business Cooperation Agreement

Pursuant to the terms of the certain Exclusive Business Cooperation Agreement dated April 26, 2016, between Sheng Ying Xin and Yingxin Yijia (the “Exclusive Business Cooperation Agreement”), Yingxin Yijia is the exclusive technology services and consultancy service provider to Sheng Ying Xin. Sheng Ying Xin agreed to pay Yingxin Yijia all fees payable for technology services and consultancy service, the amount of which equals 100% of the net profit of Sheng Ying Xin. Any payment from Sheng Ying Xin to Yingxin Yijia must comply with applicable Chinese laws. Yingxin Yijia is also obligated to bears all losses of Sheng Ying Xin. Further, the parties agreed that Yingxin Yijia shall retain sole ownership of all intellectual property developed in connection with providing technology services to Sheng Ying Xin. The Exclusive Business Cooperation Agreement has a ten-year term. The term of these agreements may be extended if confirmed in writing by Yingxin Yijia, prior to the expiration of the term. The extended term shall be determined by Yingxin Yijia, and Sheng Ying Xin shall accept such extended term unconditionally.

Power of Attorney

Pursuant to the terms of a certain Power of Attorney Agreement dated April 26, 2016, among Yingxin Yijia and the shareholders of Sheng Ying Xin (the “Power of Attorney”), each of the shareholders of Sheng Ying Xin irrevocably appointed Yingxin Yijia as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of Sheng Ying Xin, including the appointment and election of directors of Sheng Ying Xin. The term of the Power of Attorney is valid so long as such shareholder is a shareholder of Sheng Ying Xin.

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

Share Pledge Agreement

Pursuant to the terms of a certain Share Pledge Agreement dated April 26, 2016 among Yingxin Yijia and the shareholders of Sheng Ying Xin (the “Share Pledge Agreement”), the shareholders of Sheng Ying Xin pledged all of their equity interests in Sheng Ying Xin, including the proceeds thereof, to guarantee all of Yingxin Yijia’s rights and benefits under the Exclusive Business Cooperation agreement, the Power of Attorney and the Exclusive Option Agreement. Prior to termination of the Share Pledge Agreement, the pledged equity interests cannot be transferred without Yingxin Yijia’s prior written consent. All of the equity interest pledges with respect to the equity interests of Sheng Ying Xin according to the Share Pledge Agreement have been registered with the relevant office of the Administration for Industry and Commerce in China. The Share Pledge Agreement will be valid until all the payments related to the services provided by Yingxin Yijia to Sheng Ying Xin due under the Exclusive Business Cooperation Agreements have been fulfilled. Therefore, the Share Pledge Agreement shall only be terminated when the payments related to the ten-year Exclusive Business Cooperation Agreement are paid in full and Yingxin Yijia does not intend to extend the term of the Exclusive Business Cooperation Agreement.

Summarized below is the information related to the combined VIEs’ assets and liabilities as of December 31, 2018 and 2017, respectively:

	As of December 31, 2018	As of December 31, 2017

Current assets	$51,754,573	$77,474,332
Plant and equipment, net	210,790	222,142
Other noncurrent assets	1,560,202	2,996,865
Total assets	53,525,565	80,693,339
Total liabilities	(2,111,670)	(29,384,186)
Net assets	$51,413,895	$51,309,153

Summarized below is the information related to the financial performance of the VIEs reported in the Company’s consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016, respectively:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016

Revenues	$14,402,329	$25,116,139	$15,821,980
Cost of revenues	$654,979	$729,752	$380,072
Total operating expenses	$12,329,417	$3,477,939	$1,555,571
Net income	$1,530,958	$24,268,121	$13,920,490

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of all the subsidiaries and VIEs of the Company. All transactions and balances between the Company and its subsidiaries and VIEs have been eliminated upon consolidation

(c) Foreign currency translation and transactions

The functional currency of CIFS and HKFS is United States dollars (“US$” or “$”). The functional currency of Yingxin Yijia, CIFS (Xiamen) Financial Leasing, Sheng Ying Xin and its subsidiaries are Renminbi (“RMB”), and the PRC is the primary economic environment in which the Company operates.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. The resulting exchange differences are included in the determination of net income (loss) for the respective periods.

For financial reporting purposes, the financial statements of the Company’s PRC subsidiary and the financial statements of the VIEs are prepared using RMB and are translated into the Company’s reporting currency, the US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and Shareholders’ equity is translated at historical exchange rates except for the change in retained earnings during the year which is the result of the net income (loss). The cumulative translation adjustments are recorded in accumulated other comprehensive income (loss) in the accompanying consolidated statements of shareholders’ equity.

The exchange rates used are as follows:

	December 31, 2018	December 31, 2017

RMB exchange rate at balance sheets dates,	6.8632	6.5342

	Year Ended December 31,
	2018	2017	2016

Average exchange rate for each year	6.6174	6.7518	6.6423

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The source of the exchange rates is generated from the People’s Bank of China.

(d) Use of estimates

The preparation of these consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosures of contingent assets and liabilities. Management makes its estimates based on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include the allowance for doubtful accounts, the valuation allowance of deferred tax assets, the estimated useful lives of long-lived assets, the impairment assessment of goodwill, intangibles and other long-lived assets, and the fair value of identifiable assets and liabilities acquired through business combination.

(e) Cash

Cash and cash equivalents consist of cash on hand, cash on deposit and other highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The Company maintains cash with various financial institutions mainly in the PRC. As of December 31, 2018 and 2017, the Company had no cash equivalents.

(f) Accounts receivable and loans to third parties

Accounts receivable and loans to third parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and loans receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Based on management’s assessment of the collectability of the accounts receivable and loans to third party, allowance for loans to third party was $7,119,594 as of December 31, 2018, and, no allowance was deemed necessary as of December 31, 2017. The value-added tax receivable from customers included in the accounts receivable in the balance sheet were $1,006,361 and $356,038 as of December 31, 2018 and 2017, respectively. The accounts receivable, except for the principal of factoring as of December 31, 2018 were 75% collected as of February 28, 2019.

(g) Property and Equipment

The Company records equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with a 5% residual value for electronic equipment, and a 5% residual value for furniture and a 0% residual value for leasehold improvement.

Estimated useful lives of property and equipment:

Useful Life
Furniture	10 years
Electronic equipment	3 years
Leasehold improvements	Shorter of life of asset or lease

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of operations. The Company charges maintenance, repairs and minor renewals directly to expense as incurred.

(h) Intangible Assets

Intangible assets, comprising accounting software and big data platform, which are separable from the property and equipment, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

(i) Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2018, the Company recognized $73,999 impairment loss of its long-lived assets. For the year ended December 31, 2017 and 2016, the Company did not recognize any impairment loss of its long-lived assets.

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

(k) Revenue recognition

Revenue principally consists of consulting services revenue. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Company’s activities and is recorded net of value added tax (“VAT”). Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Company recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company’s services include commercial payment advisory services, intermediary bank loan advisory services, international corporate financing advisory services, technical services and factoring services.

For commercial payment advisory service after signing contracts with the client, the Company starts to identify and select banks and financial products and coordinates with banks to structure financing solutions for the client. Then the client prepares application materials and sends them to the bank. When approved by the bank, the client will deposit cash with the bank or purchases wealth management products sold by the bank. After this step, the bank will issue a letter of guarantee, which the client will pledge as security for the acceptance bills. The letter of guarantee is a document that the bank provides certifying itself as guarantor. The Company’s service fee is a percentage of the amount of cash deposited with or wealth management products purchased from the bank by the client. The Company recognizes revenue after the client receives a credit contract from the bank and when the Company receives a contract completion confirmation from the client.

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

For international corporate financing advisory services, the Company works with overseas banks to structure and provide clients with financing solutions to obtain facilities from overseas banks for the clients’ offshore affiliates. After signing the contract with the client, the Company will identify overseas banks and domestic banks, structure financing solutions and facilitate application processes. After the client provides security to the domestic bank, the domestic bank will issue a letter of guarantee to the overseas bank. The overseas bank will provide credit to the affiliate designated by the client. The Company’s service fee is a percentage of credit granted by the overseas bank to the offshore affiliate. The Company recognizes revenue after the offshore affiliate receives credit approval notice from the offshore bank and when the Company receives a contract completion confirmation from the client. The Company typically receives the contract completion confirmation when the affiliate receives the bank financing and the client signs off on the contract completion confirmation.

For technical services, after signing the contract, the Company provides the clients with the technical services and charges a fee for the technical service. The Company recognizes revenue when the services are rendered.

For factoring services, generally after we checked the documents such as client information, contracts, invoices supporting the client’s credit worth, authenticity of the business contracts and the collectability of receivables, we will sign the factoring service contract with client. Upon signing the contract, we request the client to pay us the management fee which we record as revenue upon receipt. After signing the factoring contract, we will wire the factored amount to the client’s designated party, generally its suppliers, and will collect the amount over the contact period. At each month end we will record the factoring service revenue based on the service fee ratio and the amount we factored.

There is no claw back provisions or other guarantees. Full services fees are due upon the contract completion confirmation from the client.

(l) Taxation

The Company follows the guidance of ASC Topic 740 “Income taxes” and uses the assets and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive income (loss) in the period that includes the enactment date.

The Company follows a more likely than not threshold and a two-step approach for the measurement of tax positions and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including the resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

The Company has elected to classify interest related to an uncertain tax position (if and when required) to interest expense, and classify penalties related to an uncertain tax position (if and when required) as part of other expense in the consolidated statements of operations and comprehensive income (loss).

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities. The tax returns of the Company’s PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration Law on the Levying and Collection of Taxes, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not have any material interest or penalties associated with tax positions for the years ended December 31, 2018, 2017 and 2016 and did not have any significant unrecognized uncertain tax positions as of December 31, 2018, 2017 and 2016. The Company does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2018.

(m) Cost of revenues

The Company’s cost of revenues mainly consists of revenue-generating staff costs.

(n) Research and development expenses

The Company accounts for expenses for the enhancement, maintenance and technical support for the Company’s Internet platforms and intellectual property that are used in its daily operations as research and development expenses. Research and development costs are charged to expense when incurred. Expenses for research and development for the years ended December 31, 2018, 2017 and 2016 were approximately US$3,512,512, US$92,683 and nil, respectively.

(o) Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements. Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income (loss), as presented in the Company’s consolidated balance sheets are the cumulative foreign currency translation adjustments.

(p) Earnings (loss) per Share

Earnings (loss) per share (“EPS”) are calculated in accordance with ASC Topic 260, “Earnings Per Share”. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common stock. The dilutive effect of outstanding common share warrants and options are reflected in the diluted earnings per share by application of the treasury stock method when the impact is dilutive. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted EPS. There is no dilutive effect for the years ended December 31, 2018, 2017 and 2016.

(q) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, other receivable and short term loans approximate their fair values because of the short-term nature of these instruments.

(r) Deferred offering costs

The Company capitalized all direct and incremental professional fees incurred relating to the Company’s Initial public offering (“IPO”), which were offset against the gross proceeds of the offering. Total deferred offering costs as of December 31, 2016 and December 31, 2017 are $312,202 and $nil, respectively. During the year ended December 31, 2017, deferred offering costs of $864,673 were deducted from the proceeds from IPO.

(s) Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination.

The Company tests goodwill for impairment at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required.

(t) Jobs Act accounting election

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, the financial statements may not be comparable to companies that comply with public company effective dates.

(u) Recently issued accounting standards

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (as further amended or clarified by other related ASUs issued subsequently in 2015, 2016 and 2017). ASU No. 2014-09 clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. Simultaneously, this ASU supersedes the revenue recognition requirements in ASC Topic 605-Revenue Recognition and most industry-specific guidance throughout the Industry Topics of the Codification. The core principle of this ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. For public business entities, certain not-for-profit entities, and certain employee benefit plans, the amendments in ASU No. 2014-09 and the amendments in other related ASUs that affected the guidance in ASU 2014-09 should be applied to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company, as an EGC, adopted these ASUs related to ASC topic 606 from January 1, 2019. Management assessed that there is no material impact to the beginning balance of its retained earnings.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the amendments in this ASU is permitted for all entities. In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842)–Targeted Improvements”, which provide another transition method in addition to the existing transition method by allowing entities to initially apply the new lease standard at the adoption date (such as January 1, 2019, for calendar year-end public business entities) and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606). The Company adopted the amendments in these ASUs on January 1, 2019 using the additional modified retrospective transition method provided by ASU No. 2018-11. The adoption didn’t result in a material adjustment to the Company’s retained earnings as of January 1, 2019. Based on the Company’s current office space lease agreements as of December 31, 2018, the amounts of the right-of-use asset and related lease payment liability to be recognized in 2019 was insignificant.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The guidance is effective for an EGC for annual reporting periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact on its consolidated financial position and results of operations upon adopting these amendments.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles-Goodwill and Others (Topic 350)-Simplify the Test for Goodwill Impairment”. To simplify the subsequent measurement of goodwill, the amendments in this ASU eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The amendments in this ASU also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. Therefore, the same impairment assessment applies to all reporting units. An entity is required to disclose the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. An entity should apply the amendments in this ASU on a prospective basis. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has early adopted the amendments in this ASU, and the adoption of this ASU did not have a material impact on its consolidated financial position and results of operations.

In June 2018, the FASB issued ASU No. 2018-07: “Compensation—Stock Compensation (Topic 718)-Improvements to Nonemployee Share-Based Payment Accounting”. The Board is issuing this Update as part of its Simplification Initiative. The amendments in this Update expand the scope of Topic 718 to include share based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. An entity should only remeasure liability-classified awards that have not been settled by the date of adoption and equity-classified awards for which a measurement date has not been established through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Upon transition, the entity is required to measure these nonemployee awards at fair value as of the adoption date. The entity must not remeasure assets that are completed. Disclosures required at transition include the nature of and reason for the change in accounting principle and, if applicable, quantitative information about the cumulative effect of the change on retained earnings or other components of equity. Based on the Company’s evaluation, the Company does not expect the adoption of the amendments in this ASU to have a material impact on its consolidated financial position and results of operations.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments in this ASU eliminate, add and modify certain disclosure requirements for fair value measurements. The amendments in this ASU, among other things, require public companies to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The amendments in this ASU are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, and entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company does not expect the adoption of these amendments to have a material impact on its consolidated financial position and results of operations.

Other than the above, management does not believe that any of the recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3. CASH

Cash consisted of the following:

	As of December 31, 2018	As of December 31, 2017

Cash on hand	$-	$78,675
Cash in banks	1,578,828	27,086,587
Total cash	$1,578,828	$27,165,262

NOTE 4. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of December 31, 2018	As of December 31, 2017
Interest receivable	$3,381,550	$446,157
Others	71,018	85,871
Total	$3,452,568	$532,028

Interest receivable represents interest income earned on loans to third parties (See Note 5).

NOTE 5. LOANS TO THIRD PARTIES

The Company lends their own funds to eligible third parties occasionally and receives interest income to better utilize the Company’s cash.

Loans to third parties consisted of direct loans and entrusted loan as follows:

	As of December 31, 2018	As of December 31, 2017

Direct loans to third parties	$12,000,000	$4,960,818
Entrusted loans to third parties	34,969,111	36,729,822
Impairment on uncollectable loans	(7,119,594)	-
Total loans to third parties	$39,849,517	$41,690,640

Direct loans

The Company lends their own funds directly to third parties. The detailed direct loan information as of December 31, 2018 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
B	$4,000,000	5%	August 6, 2019
C	5,000,000	15%	January 28, 2019
D	3,000,000	5%	July 6, 2019

Total	$12,000,000

The detailed direct loan information as of December 31, 2017 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$3,060,818	14%	March 26, 2018
B	1,900,000	8%	February 10, 2018
Total	$4,960,818

Management assessed the collectability of loans to third parties and determined that an impairment of $1,000,000 was required as of December 31, 2018. The interest income from such direct loans was $1,133,407, $1,865,426 and $2,369,943 for the years ended December 31, 2018, 2017 and 2016, respectively.

Entrusted loans

The Company also deposits (“entrust”) its funds in trust accounts with certain bank lenders, who will, in turn, make loans to borrowers.

The balance of entrusted loans as of December 31, 2018 was $34,996,111 to four borrowers. The detailed entrusted loan information as of December 31, 2018 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
E	$2,914,093	16%	October 23, 2018
E	5,828,185	16%	December 26, 2018
F	4,371,139	16%	May 30, 2019
F	5,099,662	16%	July 27, 2019
G	7,285,231	16%	June 5, 2019
G	5,828,185	16%	July 9, 2019
H	3,642,616	16%	September 7, 2019
Total	$34,969,111

The balance of entrusted loans as of December 31, 2017 was $36,729,822 to four borrowers. The detailed entrusted loan information as of December 31, 2017 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$6,121,637	16%	April 14, 2018
A	7,652,046	16%	June 8, 2018
C	6,886,842	16%	July 20, 2018
D	6,886,842	16%	September 8, 2018
E	9,182,455	16%	October 23, 2018
Total	$36,729,822

$2,914,093 of the entrusted loan balance as of December 31, 2018 due from borrower E was due in Oct 23, 2018 and $5,828,185 of entrusted loan balance as of December 31, 2018 due from borrower E was due in Dec 26, 2018, was not collected subsequently. Management assessed the collectability of these entrusted loans and determined that an impairment of $6,119,594 was required as of December 31, 2018.

The interest income from such entrusted loans was $5,109,237, $2,205,173 and $424,192 for the years ended December 31, 2018, 2017 and 2016.

NOTE 6. DUE FROM RELATED PARTIES

Due from related party consists of the following:

	As of December 31, 2018	As of December 31, 2017

Sheng Ying Xin (Beijing) Film Industry Co., Ltd.	$44,128	$-
Beijing Zhiping Science and Technology Development Co., Ltd.	28,724	-
Anytrust Information Technology Co., Ltd	112,109	-
Total loans to third parties	$184,961	$-

As of December 31, 2018, the Company has related party receivable of $184,961, due to advances made on behalf of these related parties.

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2018	As of December 31, 2017
Furniture	$209,444	$76,520
Electronic equipment	214,300	190,346
Leasehold improvement	47,440	49,830
Total property and equipment	471,184	316,696
Less: accumulated depreciation	(146,299)	(94,554)
Less: impairment	(73,999)	-

Property and equipment, net	$250,886	$222,142

Depreciation expense was $58,369, $26,286 and $9,271, respectively for the years ended December 31, 2018, 2017 and 2016.

NOTE 8. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of December 31, 2018	As of December 31, 2017

Accounting software	$7,272	$7,638
Bigdata Platform (APP)	-	1,435,371
Less: accumulated amortization	(3,846)	(14,443)
Intangible assets, net	$3,426	$1,428,566

Amortization expense was $1,538, $13,028 and $708, respectively, for the years ended December 31, 2018, 2017 and 2016.

NOTE 9. RELATED PARTY TRANSACTIONS

On December 30, 2018, Sheng Ying Xin, the sole shareholder of Anytrust, entered into an equity transfer agreement with Jianxin Lin, the Company’s Chief Executive Officer and Chairman of the Board. Because Anytrust was insolvent, Sheng Ying Xin sold 100% of the equity interest it owned in Anytrust to Jianxin Lin for no consideration.

Due from related parties:

As of December 31, 2018, the Company has related party receivables of $184,961, due to advances made on behalf of related parties, including $44,128 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $28,724 from Beijing Zhiping Science and Technology Development Co., Ltd. and $112,109 from Anytrust.

Due to related party:

As of December 31, 2018 and 2017, the Company has related party payables of $32,005 and $163,659, respectively, due to Mr. Jianxin Lin the Company’s founder, chairman of the board of directors and chief executive officer, who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

NOTE 10. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as contribution was made. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such contributions were approximately $1,317,484, $237,531 and $146,429 for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 11. Taxation

a)	Corporate Income Taxes

CIFS is incorporated in the BVI. Under the current law of the BVI, CIFS is not subject to tax on income or capital gains. Additionally, if dividends are paid by CIFS to its shareholders, no BVI withholding tax will be imposed.

HKIFS was incorporated in HongKong and does not conduct any substantial operations of its own. No provision for Hongkong profits tax has been made in the financial statements as HKFS has no assessable profits for the years ended December 31, 2018 2017 and 2016

The CIFS’s PRC subsidiary, Yingxin Yijia, CIFS (Xiamen) Financial Leasing and its variable interest entities, Sheng Ying Xin and its subsidiaries being incorporated in the PRC, are governed by the income tax law of the PRC and are subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. Kashgar Sheng Ying Xin, which was incorporated in Kashgar City, Xinjiang Autonomous Region in People’s Republic of China, is exempted from income tax from its inception to December 31, 2020 and is subject to a tax rate of 25% after December 31, 2020. Anytrust was qualified as a high and new technology enterprise starting from 2017 and enjoyed a preferential tax rate of 15% for 3 years expiring in 2020. An entity could re-apply for the high and new technology enterprises when the prior certificate expires.

The components of the income tax expense are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016

Current	$151,153	$672,205	$2,452,822
Deferred	(1,853,280)	(38,890)	-
Total	$(1,702,127)	$633,315	$2,452,822

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2018, 2017 and 2016 and the Company’s effective income tax expenses is as follows:

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
(Loss) profit before income taxes	$(5,520,864)	$24,681,499	$16,341,589
PRC statutory EIT rate	25%	25%	25%
Income tax (benefit) expenses computed at statutory EIT rate	(1,380,216)	6,170,375	4,085,397
Reconciling items:
Valuation allowance		2,505	7,904
Effect of tax holidays	(2,209,107)	(5,617,858)	(1,640,885)
Temporary difference	1,586,726	-	-
Permanent difference	356,070	78,293	406
Income tax (benefit) expense	(1,702,127)	633,315	2,452,822

b)	Deferred Taxes

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of December 31, 2018	As of December 31, 2017

Deferred income tax assets
Net operating loss carry forwards	$1,798,398	$144,342
Total Deferred income tax assets	1,798,398	144,342
Less: Valuation allowance	-	(10,613)
Net deferred income tax assets	$1,798,398	$133,729

	As of December 31, 2018	As of December 31, 2017
Deferred income tax liabilities
Intangible assets from business combination	$-	$213,511
Total deferred income tax liabilities	$-	$213,511

As of December 31, 2018, the Company had net operating losses carryforwards of $1,798,398, primarily derived from its PRC operations, which are available to offset future taxable income. The PRC net operating loss will expire beginning January 1, 2021 through December 31, 2023.

The Company believes that it is more likely than not that certain deferred tax assets will not be utilized in the future based on their operation performance. The valuation allowance decreased by $10,613 during the years ended December 31, 2018, and the valuation allowance increased by $3,043 during the years ended December 31, 2017. The Company adopted ASU 2015-17, Income Taxes-Balance Sheet Classification of Deferred Taxes on January 1, 2017 prospectively, which classifies all deferred tax assets and liabilities as noncurrent.

The deferred income tax benefit was $1,853,280 and $38,890 for the years ended December 31, 2018 and 2017, respectively.

c)	Taxes Payable

Yingxin Yijia, CIFS (Xiamen) Financial Leasing and its variable interest entities, Sheng Ying Xin and its subsidiaries, who provided services in China and therefore are subject to Chinese value-added tax (“VAT”). Sales revenue represents the invoiced value of services, net of the VAT. Since August 1, 2015, Sheng Ying Xin was classified as a general taxpayer with VAT of 6%. Kashgar Sheng Ying Xin is subject VAT of 4.5% (75% of general taxpayer’s rate of 6%), which is a tax holiday for enterprises established in Kashgar. Both FuhuiSZ and Anytrust are general taxpayers and subject to a 6% VAT rate. Yingda Xincheng was classified as a small-scale taxpayer and the VAT is at 3%. Furthermore, VAT payable of these four companies are subject to a 12% surtax, which includes urban maintenance and construction taxes and additional education fees.

Taxes payable consisted of the following:

	As of December 31, 2018	As of December 31, 2017

Corporate income tax payable	$758,136	$3,264,841
Value added tax payable	2,938	2,140,713
Other surtaxes payable	37,925	274,540
Total	$798,999	$5,680,094

NOTE 12. (LOSS) EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted earnings per share:

	For the years ended December, 31
	2018	2017	2016
Numerator:
Net (loss) income	$(3,818,737)	$24,048,184	$13,888,767
Denominator:
Weighted average number of common stock outstanding-basic and diluted	22,114,188	20,880,706	20,000,000
(Loss) earnings per share – Basic and diluted:	$(0.17)	$1.15	$0.69

NOTE 13. Business Combination

Acquisition of Anytrust

On November 23, 2017, the Company acquired 100% equity interest in Anytrust for cash consideration of $1,836,491. Anytrust was primarily engaged in providing enterprise financial data services, including system management, application development, business intelligence and maintenance services. The purpose of the acquisition was to acquire big data capabilities in the financial services industry. The Company began to consolidate Anytrust’s financial statement from November 30, 2017 for accounting treatment.

The valuations used in the purchase price allocation were determined by the Company with the assistance of an independent third party valuation firm. The allocation of the consideration for assets acquired and liability assumed based on their fair value was as follows:

As of November 30, 2017
US$
Total cash consideration	$1,836,491

Cash and cash equivalents	$314,060
Other current assets	83,777
Property and equipment	24,400
Other non-current assets	95,339
Identifiable intangible assets acquired	1,435,371
Goodwill	752,345
Liabilities assumed	(868,801)

Total	$1,836,491

Total identifiable intangible assets acquired upon acquisition mainly include a big data platform of $1,435,371 with an estimated useful life of 10 years.

The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill primarily represents the expected synergies from combining operations of Anytrust with those of the Company which are complementary to each other, and intangible assets that do not qualify for separate recognition. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The amount of net revenue and net loss of Anytrust included in the Company’s consolidated statements of comprehensive income from the acquisition date to December 31, 2017 are $63,578 and $217,268, respectively. The Company disposed Anytrust to its shareholder with no consideration with a loss of $2,062,000.

NOTE 14. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2018 and 2017, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Mainland China and Hongkong, which management believes are of high credit quality.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third party cash deposits protect the depositors’ rights over and interests in their deposited money. PRC banks are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis.

Currency convertibility risk

The significant part of the Company’s businesses is transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. These exchange control measures imposed by the PRC government authorities may restrict the ability of the Company’s PRC subsidiary and VIEs to transfer its net assets to the Company through loans, advances or cash dividends.

Concentration of customers

There was no customer whose revenue accounts for more than 10% of total revenue for the year ended December 31, 2018. Three customers have outstanding accounts receivable balances that accounts for 20.88%, 19.34% and 11.63% of the total accounts receivable balance as of December 31, 2018, respectively.

There was no customer whose revenue accounts for more than 10% of total revenue for the year ended December 31, 2017. Six customers have outstanding accounts receivable balances that accounts for 22.3%, 18.8%, 14.1%, 12.9%, 10.7% and 10.2% of the total accounts receivable balance as of December 31, 2017, respectively.

NOTE 15. COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s office lease commitment as of December 31, 2018:

Office Rental

Year ending December 31,
2019	92,366
2020	30,789
Total	$123,155

For the years ended December 31, 2018, 2017 and 2016, rental expenses under operating leases were approximately $2,516,053, $975,868 and $453,667, respectively.

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. The company is not currently involved in any such claims.

NOTE 16. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIEs only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIEs in China are required to make annual appropriations of 10% of after-tax profits to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIEs included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. As of December 31, 2018 and 2017, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIEs that are included in the Company’s consolidated balance sheets, were $11,316,561 and $12,284,878, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiary and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiary and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

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

As of December 31, 2018 and 2017, there were approximately $38,930,224 and $41,767,507 retained earnings in the aggregate, respectively, which were generated by our PRC subsidiaries and VIEs in Renminbi included in our consolidated balance sheets, aside from $11,316,561 and $12,284,878 of the paid-in capital and statutory reserve funds as of December 31, 2018 and 2017, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit our PRC subsidiaries’ or VIEs’ ability to make dividends or other payments in U.S. dollars to us, in addition to the restricted net assets as of December 31, 2018 and 2017, respectively, as discussed above.

NOTE 17. SHARES SPLIT

On October 9, 2016, the Company effected a split of the Company’s common stock, pursuant to which every one (1) shares of common stock outstanding before the split were converted into twenty million (20,000,000) share of common stock after the split. All share and per share amounts for all periods presented herein have been adjusted to reflect the split as if it had occurred at the beginning of the year 2016.

NOTE 18. SUBSEQUENT EVENTS

The Company evaluated all events and transactions occurred after December 31, 2018 through the date the Company issued the audited financial statements and noted no significant events need to be disclosed.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4*	Articles of Associations of Jianxin Management Limited

1.5*	Memorandum of Association of Jianxin Management Limited

1.6*	Business License of Beijing Yingxin Yijia Network Technology Co., Ltd

1.7*	Articles of Association of Beijing Yingxin Yijia Network Technology Co., Ltd

1.8*	Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated February 17, 2016

1.9*	New Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 25, 2016

1.10*	Articles of Association of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd

1.11*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated February 6, 2015

1.12*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated June 30, 2015

1.13*	Internet Content Provider License of People’s Republic of China

1.14*	Certificate of Incorporation of Hongkong Internet Financial Services Limited

1.15*	Incorporation Form of Hongkong Internet Financial Services Limited

1.16*	Articles of Association of Hongkong Internet Financial Services Limited

1.17**	Business License of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

1.18**	Articles of Association of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

129

1.19**	Amended and Restated Memorandum of Association of China Internet Nationwide Financial Service Inc. dated March 20, 2017.

1.20 ***	Certificate of Approval of Beijing Yingxin Yijia Network Technology Co., Ltd.

1.21****	Business License of Anytrust Science & Technology Co., Ltd.

1.22****	Articles of Associations of Anytrust Science & Technology Co., Ltd.

1.23****	Business License of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.24****	Articles of Associations of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.25****	Business License of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.26****	Articles of Associations of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.27	Business License of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.28	Articles of Associations of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.29	Business License of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.30	Articles of Associations of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.31	Business License of Hangzhou Yuchuang Investment Partnership

1.32	Letter of Confirmation of Capital Contribution of Hangzhou Yuchuang Investment Partnership

1.33	Business License of CIFS (Xiamen) Financial Leasing Co., Ltd.

1.34	Articles of Associations of CIFS (Xiamen) Financial Leasing Co., Ltd

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

4.1*	Employment Agreement between the Company and its executive officers.

4.2*	English translation of Lease Agreement dated October 8, 2014

4.3*	English translation of Form of Financial Advisory Agreement for Commercial Payment Advisory Services (2016 version)

4.4*	English translation of Form of Financial Advisory Agreement for International Corporate Financing Advisory Services (2016 version)

4.5*	English translation of Form of Financial Advisory Agreement for Intermediary Bank Loan Advisory Services (2016 version)

4.6*	English translation of Form of Financial Advisory Agreement (2015 version)

4.7*	English translation of RMB Entrusted loan Contract (Agency Contract) entered into by and between Ding Zhi Tai Da Investment Management (Beijing) Co., Ltd and China Guangfa Bank Co., Ltd dated December 24, 2015

4.8*	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated March 18, 2016

4.9*	English translation of Loan Extension Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated September 17, 2016.

4.10*	Exclusive Business Cooperation Agreement entered into by and between Beijing Yingxin Yijia Network Technology Co., Ltd and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.11*	Exclusive Option Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.12*	Power of Attorney granted by shareholders of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (Jianxin Lin and Shaoyong Huang) dated April 26, 2016.

130

4.13*	Share Pledge Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.14**	Loan Agreement between the Company and Jianxin Lin dated March 17, 2016.

4.15**	Employment Agreement between the Company and Jianxin Lin dated September 30, 2014.

4.16**	Employment Agreement between the Company and Jinchi Xu dated September 30, 2014.

4.17**	Employment Agreement between the Company and Lu Sun dated December 1, 2015.

4.18**	Letter of Appointment between the Company and Sheve Li Tay dated February 22, 2017.

4.19**	Letter of Appointment between the Company and Hong Huang dated February 22, 2017.

4.20**	Letter of Appointment between the Company and Kam Cheong Leong dated February 22, 2017.

4.21**	Form of Warrant Agreement between the Company and Boustead Securities LLC

4.22**	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Cai Longge dated September 25, 2016

4.23****	English Translation of Equity Transfer Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Beijing Tianhuang Tongda Technology Co., Ltd. dated November 14, 2017 (previously filed as Exhibit 10.1 with the report on Form 6-K filed with the SEC on November 14, 2017 and incorporated herein by reference)

4.24****	English Translation of Sheng Yin Xin Lease Agreement (Unit 13-14) dated September 28, 2017

4.25****	English Translation of Sheng Yin Xin Lease Agreement (Unit 08-12) dated May 5, 2017

4.26****	English Translation of Anytrust Lease Agreement dated December 4, 2017

4.27****	English Translation of Fu Hui Registered Office Agreement dated March 26, 2018

4.28****	English Translation of Strategic Cooperation Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and China Co-op Foreign Trade LLC dated December 26, 2017.

4.29****	English Translation of Kashgar SYX Lease Agreement dated May 25, 2017.

4.30****	Lease Agreement of China Internet Nationwide Financial Services Inc. dated October 4, 2017.

4.31	English Translation of the Equity Transfer Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Jianxin Lin dated December 30, 2018.

4.32	English Translation of the Lease Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd. dated February 25, 2019.

8.1	Subsidiaries of the Registrant

11.1**	Code of Business Conduct and Ethics of the Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent report of Marcum Bernstein & Pinchuk llp

131

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Previously filed with the Draft Registration Statement on Form F-1, filed with the SEC on November 4, 2016 and incorporated herein by reference.

** Previously filed with the Registration Statement on Form F-1 (Registration Number: 333-217326), filed with the SEC on April 17, 2017 and incorporated herein by reference.

*** Previously filed with the 1st Amendment to the Registration Statement on Form F-1 (Registration Number: 333-217326), filed with the SEC on May 10, 2017 and incorporated herein by reference.

**** Previously filed with the Annual Report on Form 20-F, filed with the SEC on May 15, 2018 and incorporated herein by reference.

132

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES, INC.

By:	/s/ Jianxin Lin
Name:	Jianxin Lin
Title:	Chairman and Chief Executive Officer

Date: May 10, 2019

133