Form 20-F/A
period 2018-12-31
China Internet Nationwide Financial Services, Inc.
filed 2019-09-11
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	3

PART II
ITEM 15. CONTROLS AND PROCEDURES	4

PART III
ITEM 19. EXHIBITS	5

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Annual Report on Form 20-F of China Internet Nationwide Financial Services Inc. (the “Company”) for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”), is being filed solely to:

●	amend disclosure that appears under the heading “Item 15. Controls and Procedures”. In particular, we have corrected references to “December 31, 2017” to “December 31, 2018”;
●	update Exhibits 12.1 and 12.2.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the 2018 Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the 2018 Form 20-F or reflect any events that have occurred after the 2018 Form 20-F was filed on May 10, 2019. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to May 10, 2019. Accordingly, this Amendment No. 1 should be read in conjunction with the 2018 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to May 10, 2019, including any amendments to such documents.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2018, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2018, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F/A:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4*	Articles of Associations of Jianxin Management Limited

1.5*	Memorandum of Association of Jianxin Management Limited

1.6*	Business License of Beijing Yingxin Yijia Network Technology Co., Ltd

1.7*	Articles of Association of Beijing Yingxin Yijia Network Technology Co., Ltd

1.8*	Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated February 17, 2016

1.9*	New Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 25, 2016

1.10*	Articles of Association of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd

1.11*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated February 6, 2015

1.12*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated June 30, 2015

1.13*	Internet Content Provider License of People’s Republic of China

1.14*	Certificate of Incorporation of Hongkong Internet Financial Services Limited

1.15*	Incorporation Form of Hongkong Internet Financial Services Limited

1.16*	Articles of Association of Hongkong Internet Financial Services Limited

1.17**	Business License of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

1.18**	Articles of Association of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

1.19**	Amended and Restated Memorandum of Association of China Internet Nationwide Financial Service Inc. dated March 20, 2017.

1.20 ***	Certificate of Approval of Beijing Yingxin Yijia Network Technology Co., Ltd.

1.21****	Business License of Anytrust Science & Technology Co., Ltd.

1.22****	Articles of Associations of Anytrust Science & Technology Co., Ltd.

1.23****	Business License of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.24****	Articles of Associations of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.25****	Business License of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.26****	Articles of Associations of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.27*****	Business License of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.28*****	Articles of Associations of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.29*****	Business License of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.30*****	Articles of Associations of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.31*****	Business License of Hangzhou Yuchuang Investment Partnership

1.32*****	Letter of Confirmation of Capital Contribution of Hangzhou Yuchuang Investment Partnership

1.33*****	Business License of CIFS (Xiamen) Financial Leasing Co., Ltd.

1.34*****	Articles of Associations of CIFS (Xiamen) Financial Leasing Co., Ltd

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

4.1*	Employment Agreement between the Company and its executive officers.

4.2*	English translation of Lease Agreement dated October 8, 2014

4.3*	English translation of Form of Financial Advisory Agreement for Commercial Payment Advisory Services (2016 version)

4.4*	English translation of Form of Financial Advisory Agreement for International Corporate Financing Advisory Services (2016 version)

4.5*	English translation of Form of Financial Advisory Agreement for Intermediary Bank Loan Advisory Services (2016 version)

4.6*	English translation of Form of Financial Advisory Agreement (2015 version)

4.7*	English translation of RMB Entrusted loan Contract (Agency Contract) entered into by and between Ding Zhi Tai Da Investment Management (Beijing) Co., Ltd and China Guangfa Bank Co., Ltd dated December 24, 2015

4.8*	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated March 18, 2016

4.9*	English translation of Loan Extension Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated September 17, 2016.

4.10*	Exclusive Business Cooperation Agreement entered into by and between Beijing Yingxin Yijia Network Technology Co., Ltd and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.11*	Exclusive Option Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.12*	Power of Attorney granted by shareholders of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (Jianxin Lin and Shaoyong Huang) dated April 26, 2016.

4.13*	Share Pledge Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.14**	Loan Agreement between the Company and Jianxin Lin dated March 17, 2016.

4.15**	Employment Agreement between the Company and Jianxin Lin dated September 30, 2014.

4.16**	Employment Agreement between the Company and Jinchi Xu dated September 30, 2014.

4.17**	Employment Agreement between the Company and Lu Sun dated December 1, 2015.

4.18**	Letter of Appointment between the Company and Sheve Li Tay dated February 22, 2017.

4.19**	Letter of Appointment between the Company and Hong Huang dated February 22, 2017.

4.20**	Letter of Appointment between the Company and Kam Cheong Leong dated February 22, 2017.

4.21**	Form of Warrant Agreement between the Company and Boustead Securities LLC

4.22**	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Cai Longge dated September 25, 2016

4.23****	English Translation of Equity Transfer Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Beijing Tianhuang Tongda Technology Co., Ltd. dated November 14, 2017 (previously filed as Exhibit 10.1 with the report on Form 6-K filed with the SEC on November 14, 2017 and incorporated herein by reference)

4.24****	English Translation of Sheng Yin Xin Lease Agreement (Unit 13-14) dated September 28, 2017

4.25****	English Translation of Sheng Yin Xin Lease Agreement (Unit 08-12) dated May 5, 2017

4.26****	English Translation of Anytrust Lease Agreement dated December 4, 2017

4.27****	English Translation of Fu Hui Registered Office Agreement dated March 26, 2018

4.28****	English Translation of Strategic Cooperation Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and China Co-op Foreign Trade LLC dated December 26, 2017.

4.29****	English Translation of Kashgar SYX Lease Agreement dated May 25, 2017.

4.30****	Lease Agreement of China Internet Nationwide Financial Services Inc. dated October 4, 2017.

4.31*****	English Translation of the Equity Transfer Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Jianxin Lin dated December 30, 2018.

4.32*****	English Translation of the Lease Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd. dated February 25, 2019.

8.1*****	Subsidiaries of the Registrant

11.1**	Code of Business Conduct and Ethics of the Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*****	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*****	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*****	Consent report of Marcum Bernstein & Pinchuk llp

101.INS*****	XBRL Instance Document

101.SCH*****	XBRL Taxonomy Extension Schema Document

101.CAL*****	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*****	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*****	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*****	XBRL Taxonomy Extension Presentation Linkbase Document

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

***** Previously filed/furnished with the Annual Report on Form 20-F, filed with the SEC on May 10, 2019 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES, INC.

By:	/s/ Jianxin Lin
Name:	Jianxin Lin
Title:	Chairman and Chief Executive Officer

Date: September 11, 2019

