Form 20-F
period 2019-12-31
Hudson Capital Inc.
filed 2020-06-15
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number 001-38172

HUDSON CAPITAL INC.

(formerly known as CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.)

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

19 West 44th Street, Suite 1001,

New York, NY 10036

(Address of principal executive offices)

Mr. Warren Wang, Chief Executive Officer

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

Email: warren@pxadivsors.com

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

The number of outstanding ordinary shares, par value $0.001 per share is 22,114,188 as of December 31, 2019.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [  ] Yes [  ] No

EXPLANATORY NOTE

On April 20, 2020, Hudson Capital Inc. (formerly known as “China Internet Nationwide Financial Services Inc.” and hereinafter referred to as the “Company”), a British Virgin Islands corporation with operations in the People’s Republic of China announced that in light of the circumstances and uncertainty surrounding the effects of the COVID-19 coronavirus pandemic on the Company’s business, employees, consultants and service providers, the Company’s board of directors and management had determined that it would delay the filing of its annual report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) by up to 45 days in accordance with the SEC’s March 4, 2020 Order (Release No. 34-88318) (the “Order”), which allows for the delay of certain filings required under the Securities and Exchange Act of 1934, as amended. The Company’s operations and business had experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout China, the United States and the world and thus the Company’s business operations had been disrupted and it had been unable to timely review and prepare the Company’s financial statements for the 2019 fiscal year. As such, the Company was relying on the 45-day grace period provided by the SEC’s Order to delay filing of its Annual Report. The Company is herewith filing its Annual Report within the extended deadline of June 15, 2020, 45 days after the original due date of its Annual Report.

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our Company,” “our,” or “HUSN” refers to Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., , Ltd., CIFS (Xiamen) Financial Leasing Co., Ltd., Fuhui (Xiamen) Commercial Factoring Co., Ltd., Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd., Hangzhou Yuchuang Investment Partnership and our newly-incorporated U.S. subsidiary, Hudson Capital USA Inc.

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.001 per share

●	“U.S.” means the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets data as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017

Revenue
- Third parties	$1,366,417	$14,402,329	$25,116,139
- Related parties			-
Total revenue	1,366,417	14,402,329	25,116,139

Cost of revenues	123	654,979	729,752
Gross profit	1,366,294	13,747,350	24,386,387

Operating expenses
Selling and marketing expenses	100,460	576,526	371,383
General and administrative expenses	1,893,499	11,664,394	3,169,855
Research & Development Expense	-	3,512,512	92,683
Donation expenses	-	-	148,108
Total Operating expenses	1,993,959	15,753,432	3,782,029
(Loss) income from operations	(627,665)	(2,006,082)	20,604,358

Other income (expenses)
Interest income on bank deposit	666	16,182	13,600
Loss on disposal of a subsidiary	-	(2,062,155)	-
Other expenses	(5,611,484)	(510,200)	(7,058)
Interest income from loans to third parties	2,191,631	6,465,042	4,070,600
Impairment loss on loans to third parties and property and equipment	(57,941,663)	(7,423,651)	-
Total other (expenses) income, net	(61,360,850)	(3,514,782)	4,077,142

(Loss) Income before income tax expenses	(61,988,515)	(5,520,864)	24,681,499
Income tax (benefit) expenses	7,243	(1,702,127)	633,315
Net (loss) income	$(61,995,758)	$(3,818,737)	$24,048,184
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(365,258)	(2,415,919)	2,382,488
Comprehensive (loss) Income	$(62,361,016)	$(6,234,656)	$26,430,672

Weighted average number of shares, basic and diluted	22,114,188	22,114,188	20,880,706
Basic and diluted (loss) earnings per share	$(2.80)	$(0.17)	$1.152

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Our business had achieved rapid growth since our inception although our business had underperformed for the financial year ended December 31, 2018 and continued to decline for the financial year ended December 31, 2019. Our net revenue increased from $0 for the period from September 16, 2014 (Inception) through December 31, 2014 to $7,781,686 for the year ended December 31, 2015, $15,821,980 for the year ended December 31, 2016, $25,116,139 for the year ended December 31, 2017, decreased to $14,402,329 for the year ended December 31, 2018 and to $1,366,417 for the year ended December 31, 2019 . Our net loss was $164,250 for the period from September 16, 2014 (Inception) through December 31, 2014, and increased to a net income of $5,612,025 for the year ended December 31, 2015, $13,888,767 for the year ended December 31, 2016, $24,048,184 for the year ended December 31, 2017, a net loss of $3,818,737 for the year ended December 31, 2018, and a net loss of $61,995,758 for the year ended December 31, 2019. Save for the fiscal years of 2018 of 2019, our negative growth rate and the limited history of financial leasing business make it difficult to evaluate our prospects. We may not and will most likely not be able to come back to our historically rapid growth or may not be able to grow our business at all.

If we are unable to maintain or increase the volume of loan transactions facilitated through us or if we are unable to retain existing clients or attract new clients, our business and results of operations will be adversely affected.

The volume of financing facilitated through us has grown rapidly since our inception although we underperformed during the financial years ended December 31, 2018 and December 31, 2019. The total amount of loans facilitated through us was RMB153 million (approximately $22 million) in 2019 compared to RMB659 million (approximately $996 million) in 2018, RMB 16.4 billion (approximately $2,429 million) in 2017, RMB9.8 billion (approximately $1,471 million) in 2016 and RMB 4.5 billion (approximately $728 million) in 2015, which increased substantially from zero in 2014 (we only began operations in October 2014). To resume our high growth momentum of growth, we must increase the volume of loan transactions by retaining current customers and attracting more customers.

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

Our operations are heavily dependent on the relationship our executive management, particularly Jianxin Lin and Jinchi Xu, have with our bank partners. We do not have any formal agreement with our bank partners for the provision of commercial payment advisory services, intermediary bank loan advisory services or the international corporate financing advisory service. While Mr. Jianxin Lin is currently our largest shareholder and Mr. Xu is our Chief Operating Officer and Chief Financial Officer and although we have provided different incentives to them, we cannot assure you that we can continue to retain their services. In fact, Mr. Lin had recently resigned as our Chief Executive Officer. If either of Mr. Lin or Mr. Xu were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Our business is dependent on the continued efforts of our senior management, some of whom have interests and responsibilities outside of our business. Apart from the possibility of a conflict of interest, if one or more of them is/are unable to devote sufficient time and effort to our business, our business may be adversely impacted.

Our business is still in its infancy and our growth is dependent on the availability and efforts of our senior management. However certain members of our management have commitments and responsibilities outside of our Company. Apart from the possibility of a conflict of interest, if any of our management is unable to provide sufficient time, and effort to our business, our business may be adversely impacted.

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

From the inception of the Company to the end of its fiscal year of 2019, we made a total of $45,514,815 in direct loans to 6 clients with interest rates from 8% to 16%. The terms of these loans were generally for six to twelve months. We earned $6,182,343 in interest for making these loans.

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

Our business could also be adversely affected by the effects of Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics and pandemics. Our business operations could be disrupted if any of our employees is suspected of having Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-10 or other epidemics or pandemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

War, terrorism, other acts of violence or natural or man-made disasters, including a global pandemic, may affect the markets in which the Company operates, the Company’s customers, the Company’s delivery of products and customer service, and could have a material adverse impact on our business, results of operations, or financial conditions.

The Company’s business may be adversely affected by instability, disruption or destruction in a geographic region in which it operates, regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, and natural or man-made disasters, including famine, food, fire, earthquake, storm or pandemic events and spread of disease (including the recent outbreak of the coronavirus commonly referred to as “COVID-19”). Such events may cause customers to suspend their decisions on using the Company’s products and services. Also, the occurrence of an uncontrollable event such as the COVID-19 pandemic is likely to result in social distancing, travel bans and quarantine, and this may limit access to our facilities, customers, management, support staff and professional advisors. These, in turn, will not only impact our operations, financial condition and demand for our goods and services but our overall ability to react timely to mitigate the impact of this event. Also, it will substantially hamper our efforts to provide our investors with timely information and comply with our filing obligations with the Securities and Exchange Commission.

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

All our revenue is generated by contractually controlled and managed entity, Sheng Ying Xin and its wholly-owned subsidiaries, Kashgar SYX and Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., and Fuhui (Xiamen) Commercial Factoring Co., Ltd. Sheng Ying Xin is 99% directly owned by our former Chief Executive Officer, Mr. Jianxin Lin and 1% indirectly owned by Mr. Lin through his nominee, Mr. Shaoyong Huang. On December 30, 2018, Sheng Ying Xin disposed one of its wholly-owned subsidiaries, Beijing Anytrust Science & Technology Co., Ltd to reduce operating losses.

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

Based on the definition of “control” in the draft Foreign Investment Law as currently proposed, we believe that there are strong basis for a determination that we and our variable interest entity is ultimately controlled by PRC citizens for the following reasons:

●	65.75% of issued shares of the Company are held and beneficially owned by PRC citizens or nationals;

●	Because the Company indirectly controls WFOE which, in turn, via a series of VIE Agreements, has the exclusive right to nominate and appoint all the members of the board of directors of Sheng Ying Xin and therefore effectively controls the board and all management decisions of Sheng Ying Xin and also has the power to exert decisive influence over its operations, financial, staffing and technology matters.

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

PRC laws provide that a director and an executive officer owes a fiduciary duty to the company he or she directs or manages. The directors and executive officers of the variable interest entity must act in good faith and in the best interests of the variable interest entity and must not use their respective positions for personal gain. On the other hand, such officers and directors who may be directors/employees of our Company, also have a duty of care and loyalty to act in the best interests of our Company, which in the ordinary course will include acting in the best interests of our shareholders as a whole under British Virgin Islands law. We control our variable interest entity through contractual arrangements and the business and operations of our variable interest entity are closely integrated with the business and operations of our subsidiaries. Nonetheless, conflicts of interests for these individuals may arise due to dual roles both as directors and executive officers of the variable interest entity and as directors or employees of our Company, and may also arise due to dual roles both as variable interest entity equity holders and as directors or employees of our Company.

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

SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. For further discussion on SAFE Circular 37 and its impact on dividend distribution, please see below “Regulations Relating to Foreign Exchange and Dividend Distribution – SAFE Circular 37” on page 63.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2019, these restricted assets totaled RMB 70,438,226 (approximately $11,353,962).

Limitations on the ability of the variable interest entity to make remittance to WFOE to pay dividends to us could limit our ability to access cash generated by the operations of those the variable interest entity, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from any offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

Under PRC laws and regulations, we are permitted to utilize the proceeds from an offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and filing requirements.

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

The trading price of our ordinary shares is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ordinary shares. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our ordinary shares. In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons, including:

●	variations in our results of operations;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press reports, whether or not true, about our business;

●	regulatory allegations or actions or negative reports or publicity against us, regardless of their veracity or materiality to our company;

●	changes in pricing made by us or our competitors;

●	conditions in the financial advisory market;

●	additions to or departures of our management;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of transfer restrictions on our outstanding ordinary shares;

●	sales or perceived potential sales or other disposition of existing or additional ordinary shares or other equity or equity-linked securities, including by our principal shareholders, directors officers and other affiliates;

●	actual or perceived general economic and business conditions and trends in China and globally; and

●	changes or developments in the PRC or global regulatory environment.

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

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2019, we had 22,114,188 ordinary shares outstanding. All of our ordinary shares were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. However sale of ordinary shares or their perceived potential sale by any other substantial shareholder in the public market could cause the price of our ordinary shares to decline significantly.

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

As a public company, we will be subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial performance. The Sarbanes-Oxley Act requires that we maintain disclosure controls and procedures and internal control over financial reporting. To improve the effectiveness of our disclosure controls and procedures and our internal control over financing reporting, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. These activities may divert management’s attention from other business concerns and we will incur significant legal, accounting and other expenses that we did not have as a private company prior to going public, which could have a material adverse effect on our business, financial condition and results of operations.

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

We have recently received several written notifications from The Nasdaq Stock Market LLC informing us that we no longer meet certain continued listing requirements of the Nasdaq Global Market.

On January 28, 2020, we received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) that it no longer meets Listing Rule 5450(v)(1)(A) which requires it to maintain a minimum $10,000,000 in stockholders’ equity for continued listing. The Company reported in its last Form 6-K for the period ended June 30, 2019 that its stockholders’ equity was $9,490,313. Under the Nasdaq Rules, the Company has 45 calendar days (no later than March 13, 2020) to submit a plan to regain compliance. We had already submitted our plan and are awaiting the Nasdaq’s determination as to whether to grant us an extension of up to 180 calendar days from the date of the letter to evidence compliance.

On March 12, 2020, we received a letter from the Nasdaq indicating that, the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1). The letter also indicated that the Company will be provided with a compliance period of 180 calendar days, or until August 31,2020, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). The letter further provided that if, at any time during the 180-day period, the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation that it has achieved compliance with the minimum bid price requirement. If the Company does not regain compliance by August 31, 2020, an additional 180 days may be granted to regain compliance if the Company (i) meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Global Market (except for the bid price requirement) and (ii) provides written notice of its intention to cure the deficiency during the second 180-day compliance period.

On April 16, 2020 we received a letter from the Nasdaq indicating the Company’s Market Value of Publicly Held Shares (MVPHS) did not meet the minimum value of $5,000,000 for the last 30 consecutive business days in contravention of the Nasdaq’s Listing Rules (“Rules”). However, the Rules also provide the Company a compliance period of 180 calendar days in which to regain compliance. We were informed that if at any time during this compliance period the Company’s MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, the Nasdaq would provide the Company written confirmation of compliance and this matter would be closed. In the event the Company does not regain compliance with the Rules prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. Alternatively, the Company may consider applying to transfer the Company’s securities to The Nasdaq Capital Market (the “Capital Market”). In order to transfer, the Company must submit an on-line Transfer Application, pay the $5,000 application fee, and meet the Capital Market’s continued listing requirements.

We intend to actively monitor the closing bid price for our ordinary shares and will take all reasonable actions to ensure compliance including without limitation applying to transfer the Company’s securities to the Capital Market. There can be no assurance that the Company will be able to regain compliance with the Rules or will otherwise be in compliance with other Nasdaq listing criteria. In the event we are unsuccessful, our ordinary shares will be delisted and you will likely experience a devaluation in the market price of your shares as well as face challenges in trading them forthwith.

The audit reports included in this annual report have been prepared by auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our current independent registered public accounting firm that issue the audit reports included in our annual reports filed with the SEC as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their respective compliance with the laws of the United States and professional standards.

Any other clients of our auditors have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditors without the approval of the Chinese authorities. Thus, our auditors and their audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work in mainland China. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and the quality of our financial statements.

In addition, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which the PCAOB is unable to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected. It is unclear if this proposed legislation will be enacted. Furthermore, various deliberations have been carried out within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On April 21, 2020, the SEC and the PCAOB issued a joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including the PRC, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in the PRC, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem. There have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting the PRC-based companies from accessing U.S. capital markets.

If any such policies or deliberations were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ordinary shares.

Item 4. Information on the Company

A. History and development of the company.

Our Major Corporate Milestones

Our Corporate Structure

We were established as “China Internet Nationwide Financial Services Inc.”, a holding company incorporated under the laws of British Virgin Islands on September 28, 2015. On October 7, 2015, we incorporated Hongkong Internet Financial Services Limited (“HKIFS) in Hong Kong SAR. HKIFS, in turn, incorporated Beijing Yingxin Yijia Network Technology Co., Ltd (“WFOE”) in the People’s Republic of China with a registered capital of RMB1,000,000 (approximately $150,375.94) on December 31, 2015. WFOE has entered into a series of contractual agreements with Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin” or “SYX”), a company incorporated in the People’s Republic of China on September 16, 2014. Sheng Ying Xin was originally incorporated as Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd and later changed its name to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd on February 17, 2016. Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd, as it was then known, was initially incorporated with a registered capital of RMB 45,000,000 (approximately $6,766,917.29). Its registered capital was later increased to RMB 150,000,000(approximately $22,556,390.98) on June 30, 2015 but later reduced to RMB 50,000,000 (approximately $7,518,796.99) on April 25, 2016. On December 29, 2016, Sheng Ying Xin incorporated Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”) in the People’s Republic of China with a registered capital of RMB 5,000,000 (approximately, $ 726,665), which capital has to be contributed in full by December 31, 2026. The legal representative of Kashgar SYX is Mr. Shaoyong Huang, who is also a 1% nominee equity shareholder of Sheng Ying Xin on behalf of Mr. Jianxin Lin.

On September 2, 2019, Hongkong Shengqi Technology Limited (“HKSQ”) became a shareholder of WFOE. HKSQ was incorporated in Hong Kong on August 29, 2019. Mr. Jianxin Lin is the sole shareholder of HKSQ. On September 26, 2019, a series of agreements were entered into among HKIFS, HKSQ and its shareholder (the “HKSQ VIE Agreements”). As a result of the HKSQ VIE Agreements, HKIFS become the primary beneficiary of HKSQ.

The contractual agreements between WFOE and Sheng Ying Xin essentially confer control and management as well as the economic benefits of Sheng Ying Xin onto WFOE. In spite of the shareholder change in WFOE, we are able to retain full control and management over Sheng Ying Xin and are still entitled to substantially all of the economic benefits of WFOE through the HKSQ VIE Agreements.

Accordingly, the results of operations, assets and liabilities of WFOE and Sheng Ying Xin have been included in the accompanying consolidated financial statements.

We presently provide almost all our financial advisory services through Sheng Ying Xin and Kashgar SYX.

Also in 2019, we generated $949,070 in revenue from providing factoring services by Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. (“FuhuiSZ”), and our newly formed subsidiary, Fuhui (Xiamen) Commercial Factoring Co., Ltd. (“FuhuiXM”).

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

On November 23, 2017, Sheng Ying Xin acquired Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”). Anytrust is a limited company incorporated on June 9, 2014 in the People’s Republic of China with a registered capital of RMB 7.5 million (approximately $1.19 million). Anytrust was a “big data” company providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies with customers including Tianhong Asset Management, Yinhua Fund Management and BAIC Motor, etc.

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

We also determined it in our best interest to transfer our equity interest in Anytrust to our former Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed on December 30, 2018.

On May 25, 2018, Hongkong Internet Financial Services Limited incorporated CIFS (Xiamen) Financial Leasing Company to provide financial leasing services and equipment purchase financing to commercial enterprises. CIFS (Xiamen) Financial Leasing Company did not have any revenue in 2018.

On May 25, 2018, Sheng Ying Xin incorporated FuhuiXM to factoring services to commercial enterprises in Xiamen. Its registered capital is RMB 28 million (approximately $4.14 million).

On July 11, 2018, Sheng Ying Xin incorporated Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd (“Zhizhen”), to provide investment research services. Zhizhen did not have any operations in 2018.

On July 25, 2018, Sheng Ying Xin formed Hangzhou Yuchuang Investment Partnership (“Hangzhou Yuchuang”), in which it owns 100% of the equity interest. Hangzhou Yuchuang is an investment vehicle for our strategic investing activities. Its registered capital is RMB 5.77 million (approximately $0.84 million).

On March 31, 2020, our former Chief Executive Officer, Mr. Jianxin Lin resigned as our Chief Executive Officer and Chairman and was replaced by Mr. Warren Wang. By April 18, 2020, all our independent directors had resigned and were replaced by new directors, namely, Mr. MingYi (Martin), Mr. Hong Chen and Ms. Xiaoyue Zhang.

In keeping with our plan to diversity our operations and rebrand ourselves, our corporate name was changed to “Hudson Capital Inc.” on April 23, 2020 and we began to trade under our new symbol, “HUSN” on May 8, 2020. On April 9, 2020, we incorporated a New York subsidiary, Hudson Capital USA Inc.

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

Our Business

We are in the business of providing financial advisory services to meet the financial and capital needs of our clients, which comprise largely of small-to-medium sized enterprises (“SMEs”). Through our wholly-owned subsidiaries, Hongkong Internet Financial Services Limited (“HKIFS”) and Beijing Yingxin Yijia Network Technology Co., Ltd (“WFOE”) and our contractually controlled and managed company, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin” or “SYX”) and its wholly owned subsidiary, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), we offer commercial payment advisory services, international corporate financing advisory services and intermediary bank loan advisory services. Historically, we have also made direct loans to certain qualified borrowers. We do not anticipate making any more direct loans but instead, we will be depositing our funds in trust accounts with certain bank lenders, who will, in turn, make loans to borrowers. Be that as it may, we had made the “direct loans” to better utilize our excess cash on hand at that time. In view of the slowing economy , we anticipate that future “entrusted loans” will be infrequent, if at all.

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

On October 25, 2017 we expanded our service offerings with the launch of our supply chain financing services (the “SCF Services”). The SCF Services provide owners of SMEs with holistic supply chain financing solutions and value-added services in order to reduce financing costs and improve efficiency during a business transaction. With an initial focus on the medical supplies and medical equipment, airline catering and bulk commodity supply chains, the SCF Services will be operated through FuhuiSZ.

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

●	Experienced and committed management team. Key members of our management team, including Mr. Jinchi Xu, have extensive experience in the financial advisory service industry. Mr. Xu has provided financial advisory services similar to our services to many small-to-medium sized enterprises (“SMEs”) since 2008 . His experience has provided him with the skills and expertise that are essential in approaching and selecting appropriate banks, dealing with bank personnel, identifying and evaluating appropriate financial products and services, structuring tailored financial solutions and bargaining with banks on behalf of our clients. In addition, he also have extensive experience directly operating SMEs. Such experience has provided our key management team with a large and diverse industry client base and first-hand understanding of SMEs’ various financing needs.

●	Substantial potential client base. Prior to establishing our Company, Mr. Jinchi Xu had worked to offer financial advisory services to small – to – medium sized enterprises since early 2008 and over the years, he accumulated a substantial client base and forged strong relationships with these clients through a proven track record of successfully advising on their financing needs. We believe that these clients will continue to be a source of business as well as a good referral source to new clients.

●	Strong Relationships with Domestic and Overseas Banks. We have forged strong, on-going relationships with domestic and oversea banks over the years. As the primary goal of financial advisory services offered by us is to facilitate the successful execution of financial transactions by our clients with third-party banks, we have, through the course of our representation, come to familiarize ourselves with the financial products and services of these banks. We have also successful promoted these financial products and services to our clients as part of structuring their financing needs and as a result, enabled the banks and their personnel to meet their business goals such as monthly deposits, loan and wealth management products sales targets. We believe this incentivizes banks and their employees to continue their relationship with us, updating us on new products and services and even offering preferential terms to our clients. It is through leveraging this relationship with many banks that we believe we are able to provide a unique value-added service to our clients and will be able to grow our client base. These banks may also refer us clients that they are unable to serve either due to their internal client assessment requirements or availability of financial product and offerings.

●	Innovative Financial Solutions. We believe that because of our various suite of advisory services, we are able to come up with creative business solutions for our clients. Our services largely involve combining already existing, available financial products and services offered by banks (including bank deposits, wealth management products, letters of guarantee, acceptance bills and loans) to form a customized financing solution for both our clients and the banks with whom we work with. This innovative business model, in turn, allows us to meet our clients’ different needs by accessing high quality and highly sought-after financial products which may be offered only to selective clients of the bank and not to general public.

Our Strategies

The key elements of our strategy to grow our business include:

●	Strengthen our service capabilities with a focus on higher margin commercial payment advisory service. We plan to focus on strengthening and developing factoring services as our core business which we believe is a fast growing segment and has great growth potential. In Financial Year 2019, our factoring service income increased to $949,070 from $499,187 in 2018. As a percentage of revenue, our revenue from factoring services is the largest and we believe that this segment will continue to be our main source of revenue. We plan to expand our factoring services to large state-owned enterprise

●	Expand geographical coverage. We aim to serve more clients from economically fast-developing areas such as Tianjin, Shandong, Hubei, Yangtze River Delta and the Pearl River Delta. When we first started operations, the bulk of our clients were from the Fujian province because of legacy relationships with their clients with management. In 2019, our client base expanded and less than 50% of them hailed from the Fujian province . We believe we have significant growth potential in these areas because (i) there are a large number of small-to-medium sized enterprises there that have greater demand for financing and alternative payment methods, and (ii) local banks based in these areas offer more diverse financial products and flexible services.

●	Enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism. We implemented a key performance indicator, or KPI mechanism to assess the performance of departments and individuals and help determine compensation structures for each department and individual. We believe this KPI mechanism will enable us to monitor and keep track of the contributions and efforts of each employee and to help us efficiently identify and appropriately compensate our most valuable employees in the Company.

●	Expand our service portfolio. We plan to further expand our service portfolio by merging with or acquiring entities already holding other such financial service licenses, such as factoring, microcredit, financial leasing, pawn mortgage and rural banking licenses so that we may expand into providing such services.

●	Enhance our IT infrastructure. We received an Internet Content Provider (“ICP”) license for value-added Internet information services on December 18, 2015. We are implementing our “Plus Internet” strategy by developing our electronic platform in stages to allow our clients to firstly access information regarding available financial products and services and then later track their loan application status. We believe this will allow us to expand client reach beyond the physical boundaries of our office(s), and to efficiently match our clients’ financing needs with financing products offered by various financial sources online

Our Services

We currently provide financial advisory services including (i) commercial payment advisory services, (ii) international corporate financing advisory services, (iii) intermediary bank loan advisory services and (iv) supply chain financing services, or factoring services. We used to provide technical services through Anytrust and generated approximately $546,303 in 2018 from the provision of technical services by Anytrust. On December 30, 2018, we disposed Anytrust to reduce our operating overheads and are no longer in the business of providing technical services. As a result, we no longer provide technical services.

Additionally we earn interest income from our direct lending activities. Previously we made direct loans to our customers but we now make loans mainly by depositing (“entrusting”) these funds into accounts with banks, which in turn will make loans to our clients.

Such loan balance decreased in 2019, we do not expect the balance of such loans to increase significantly in the future and the interest income from such loans would not become a significant portion of our net income. We may gradually cease the conduct of this form of investment when there are better investment options of our cash. Therefore, we do not regard such loan activities as a separate line of business and instead we record the interest from these loans under “Other Income” in our financial statements.

The following table set forth our major service lines in terms of transaction value through present date:

Service Line	Revenue
(For the year ended December 31, 2019)
Commercial payment advisory services	$-
International corporate financing advisory service	$-
Intermediary bank loan advisory services	$417,347
Factoring Service	$949,070
Technical service	$-
Total	$1,366,417ß

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

For the period from October 1, 2014 through December 31, 2017, we had helped 27 SMEs obtain acceptance bills from banks in 28 transactions with a total transaction amount of RMB 8.3 billion (approximately $1.3 billion). For the period from January 1, 2017 through December 31, 2017, we helped 31 SMEs obtain acceptance bills from banks in 31 transactions with a total transaction amount of RMB 9,963 million (approximately $ 1,476 million). For the period from January 1, 2018 through December 31, 2019, we helped 22 SMEs obtain acceptance bills from banks in 22 transactions with a total transaction amount of RMB3,610 million (approximately $ 545 million).

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

●	After we receive a client’s enquiry about our international corporate financing advisory services, our key management team determines the client’s financing needs to support its overseas investments (including the amount needed, term of the loan, location and currency of the loan, the amount of interest the client is able to bear and what security (if any) the client can provide);
●	A client manager is assigned to help conduct a preliminary application examination;
●	The client manager collects necessary materials, as typically required by a bank for such transactions, and analyzes such materials to determine whether the client would meet the risk profile of the banks;
●	Results of such analysis are given to members of our key management for their consideration. If members of our key management decide to accept the client and proceed to provide our international corporate financing advisory services, we then enter into a financial advisory service contract with such client. The agreement would specify the subject amount of facilities to be obtained from the overseas bank for the client’s offshore affiliate, our service fees, and the scope of our services;
●	Members of our key management narrow down the banks and ultimately select one based on amount of funds needed, term of the loan sought, the amount of interest the borrowing party is able to bear and what security (if any) the client can provide. This would typically be an overseas bank or an affiliate branch of a PRC bank;

●	Members of our key management communicate with the selected overseas bank to confirm interest rates, identify domestic banks with which it would prefer to work and the available transaction limits it has with such domestic banks;
●	We negotiate terms on behalf of our client’s offshore affiliate, including loan interest rate, term of loan, and guarantee required;
●	We facilitate the execution of a loan contract by the offshore affiliate of our client and the overseas bank;
●	A product and service advisor is then appointed to handle further communication with the bank regarding application materials and other aspects of the application;
●	The client manager continues to assist our client in preparing the full set of application materials according to the bank’s requirements. This may include obtaining its incorporation certificate, business registration certificate, articles of association and audited financial statements;
●	When ready, the full set application materials is passed to the product and service advisor for submission to the bank. The client manager further assists our client in transferring the agreed amount of cash to the bank either in the form of a cash deposit or purchase of wealth management products;
●	After submission of application materials to the banks, our product and service advisor communicates with our contacts at the banks on an on-going basis regarding the application review status, and works with various departments of the bank to facilitate the steps needed to close the financing, including the issuance of certificates of deposit or executing the wealth management purchase agreements with such client, acceptance of certificates of deposit or wealth management purchase agreement as security and issuance of letter of guarantee, acceptance of letter of guarantee, and ultimately, obtaining approval for the extending facilities to our client’s offshore affiliate.

We charge our clients a service fee which is calculated at a percentage (typically ranging from 0.2% to 0.4%) of the amount of facilities obtained by our client’s offshore affiliate

For the period from September 16, 2014 through December 31, 2016, we had helped 6 SMEs obtain facilities from overseas banks in the amount of $550 million for their offshore affiliates. For the period from January 1, 2017 through December 31, 2017, we had helped 5 SMEs obtain facilities from overseas banks in the amount of $ 650 million for their offshore affiliates. For the period from January 1, 2018 through December 31, 2019, we had helped 2 SMEs obtain facilities from overseas banks in the amount of $110 million for their offshore affiliates.

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

For the period from January 1, 2017 through December 31, 2017, we provided bank loan advisory services to 11 SME clients in 11 loan financings with a total loan amount of RMB 2,045 million (approximately $ 303 million). For the period from January 1, 2018 through December 31, 2018, we provided bank loan advisory services to 24 SME clients in 23 loan financings with a total loan amount of RMB 2,408 million (approximately $ 363 million).

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

Other Income Sources

Entrusted loans/direct loans

In 2018, we made three direct loans amounting to $12 million with terms of from 6 and 12 months. We charged interest at from 5% to 15% per annum, and as a result, earned $1,133,407 in interest from these loans, Management assessed the collectability of loans to third parties and determined that a loan provision of $57,941,663 would have to be made as of December 31, 2019.

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

In 2019, we made a total of $34,402,684 in entrusted loans to seven clients at an interest rate of 12-16% per annum. The term of these loans was for 12 months and we earned $2,043,124 in interest for making these loans in 2019.

According to a report by the Wall Street Journal, entrusted loans increased by a net RMB 2.55 trillion (approximately$407.38 billion) from 2013 to 2014, equivalent to 29% of all new RMB bank loans issued during the year compared to only 16% of bank loans the year before (Source: http://blogs.wsj.com/chinarealtime/2014/05/02/a-partial-primer-to-chinas-biggest-shadow-entrusted-loans/).

We have made provisions against entrusted loans due to deteriorating credit conditions of our customers and will focus on collection of these loans. We do not expect the balance of such loans to increase significantly in the future and the interest income from such loans would not become a significant portion of our net income, we may gradually cease the conduct of this form of investment when there are better investment options of our cash.

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

From the inception of the Company to the end of its fiscal year of 2019, we made a total of $45,514,815, equivalent to the figure at the end of fiscal year 2019 since all loans made in 2019 were entrusted bank loans and US$ direct loans which are not subject to this PBOC restriction, in direct loans to 6 clients with interest rates from 8% to 16%. The terms of these loans were generally for six to twelve months. We earned $6,182,343 in interest for making these loans.

As advised by our PRC legal counsel, Sino-Integrity Law Firm, such direct lending activities with corporate clients are not in compliance with certain provisions of the Lending General Provisions, under which, the PBOC could impose fines on us and the amount of the potential fine would be no less than one time but no more than five times the gains that we obtained from such direct lending activities. The gains from said lending activities that were subject to PBOC’S regulation were approximately $6.1 million and accordingly, the potential fine would be no less than $6.1 million and no more than $30.5 million. However, pursuant to Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases, private lending contracts relating to direct private lending activities between companies (such as ours) are effective if such lending activities are not part of the ordinary business of the lender. Therefore, according to our PRC legal advisors and based on past practices and recent interpretation of the Supreme People’s Court, it is unlikely PBOC will impose any fines or penalties on us. However, we cannot assure that no such fines or other punitive actions will be taken against us.

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

During the fiscal year of 2019, less than half of our revenue was originated from clients located in Fujian province because of the relationships our key management has with these clients. Since then, our client base has diversified and presently, less than half our clients are from the Fujian province.

There were no customers contributing more than 10% to the total revenue of the Company for the year ended December 31, 2019. Three customers have outstanding accounts receivable balances that accounts for 44.01%, 19.38% and 17.95% of the total accounts receivable balance as of December 31, 2019, respectively.

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

Seasonality

Although we have been in business for only five calendar years since October 2014 and it is difficult to determine the cyclical nature of our business with any certainty, the financial advisory services sector typically slows down towards the end of the calendar year through Chinese New Year where banks and lending institutions typically wind down their lending activities. The financial advisory services business is fairly constant the rest of the year.

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

Our risk management procedures primarily include the following steps:

●	Examination of preliminary applications by a client manager: A client manager is appointed to collect client materials to verify whether a potential client is in good standing and further understand its credit and asset status. The manager will determine whether such client could meet the bank’s requirements for the financing products the potential client requires. Such materials include, but are not limited to business licenses, organization code certificates, tax registration certificates, bank account opening permits, articles of association, capital verification reports, financial reports and credit report on SAIC’s system;
●	Review by review committee: Our review committee, led by Mr. Jinchi Xu further reviews the materials collected by the client manager to assess the client’s repayment capability and determines whether to accept the client’s application.

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

Registration of collateral: To ensure we are able to exercise our rights over the collateral when a client defaults on repayment of loans, our risk management personnel registers the collateral with the relevant authorities;

Compulsory enforcement notarization: We also arrange to have our entrusted loan agreement notarized so that we are entitled to immediate compulsory enforcement when the client is unable to repay our loans;

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

51

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

C.	Organization structure.

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship

Hongkong Internet Financial Services Limited	Hong Kong	Wholly-owned subsidiary

Beijing Yingxin Yijia Network Technology Co., Ltd	People’s Republic of China	Wholly-owned subsidiary

Hudson Capital USA Inc.	New York	Wholly-owned subsidiary

Sheng Ying Xin (Beijing) Management Consulting Co., Ltd	People’s Republic of China	Consolidated affiliated entity

Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd	People’s Republic of China	Consolidated affiliated entity

Fu Hui (Shenzhen) Commercial Factoring Co., Ltd	People’s Republic of China	Consolidated affiliated entity

CIFS (Xiamen) Financial Leasing Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Fuhui (Xiamen) Commercial Factoring Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Hangzhou Yuchuang Investment Partnership	People’s Republic of China	Consolidated affiliated entity

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

On November 23, 2017, Sheng Ying Xin acquired Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”). Anytrust is a limited company incorporated on June 9, 2014 in the People’s Republic of China with a registered capital of RMB 7.5 million (approximately $1.19 million). Anytrust was a “big data” company providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies with customers including Tianhong Asset Management, Yinhua Fund Management and BAIC Motor, etc.

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

We also determined it in our best interest to transfer our equity interest in Anytrust to our former Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed December 30, 2018.

On May 25, 2018, Hongkong Internet Financial Services Limited incorporated CIFS (Xiamen) Financial Leasing Company to provide financial leasing services and equipment purchase financing to commercial enterprises. CIFS (Xiamen) Financial Leasing Company did not have any revenue in 2018.

On May 25, 2018, Sheng Ying Xin incorporated Fuhui (Xiamen) Commercial Factoring Co., Ltd. (“FuhuiXM”) to provide factoring services to commercial enterprises in Xiamen. Its registered capital is RMB28 million (approximately $4.14 million).

On July 11, 2018, Sheng Ying Xin incorporated Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd (“Zhizhen”), to provide investment research services. Zhizhen did not have any operations in 2018.

On July 25, 2018, Sheng Ying Xin formed Hangzhou Yuchuang Investment Partnership (“Hangzhou Yuchuang”), in which it owns 100% of the equity interest. Hangzhou Yuchuang is an investment vehicle for our strategic investing activities. Its registered capital is RMB 5.77 million (approximately $0.84 million).

On September 2, 2019, Hongkong Shengqi Technology Limited (“HKSQ”) became a shareholder of WFOE. HKSQ was incorporated in Hong Kong on August 29, 2019. Mr. Jianxin Lin is the sole shareholder of HKSQ. On September 26, 2019, a series of agreements were entered into among HKIFS, HKSQ and its shareholder (the “HKSQ VIE Agreements”). As a result of the HKSQ VIE Agreements, HKIFS become the primary beneficiary of HKSQ.

The contractual agreements between WFOE and Sheng Ying Xin essentially confer control and management as well as the economic benefits of Sheng Ying Xin onto WFOE. In spite of the shareholder change in WFOE, we are able to retain full control and management over Sheng Ying Xin and are still entitled to substantially all of the economic benefits of WFOE through the HKSQ VIE Agreements.

Accordingly, the results of operations, assets and liabilities of WFOE and Sheng Ying Xin have been included in the accompanying consolidated financial statements.

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

On March 31, 2020, our former Chief Executive Officer, Mr. Jianxin Lin resigned as our Chief Executive Officer and Chairman and was replaced by Mr. Warren Wang. By April 18, 2020, all our independent directors had resigned and were replaced by new directors, namely, Mr. MingYi (Martin), Mr. Hong Chen and Ms. Xiaoyue Zhang.

In keeping with our plan to diversity our operations and rebrand ourselves, our corporate name was changed to “Hudson Capital Inc.” on April 23, 2020 and we began to trade under our new symbol, “HUSN” on May 8, 2020. On April 9, 2020, we incorporated a New York subsidiary, Hudson Capital USA Inc.

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

The registered shareholders of Sheng Ying Xin are Mr. Jianxin Lin and Mr. Shaoyong Huang (collectively, the “SYX Shareholders”). Neither we nor our subsidiaries own any equity interest in Sheng Ying Xin. Instead, we control and receive the economic benefits of Sheng Ying Xin’s business operation through a series of contractual arrangements. WFOE, Sheng Ying Xin and its shareholders entered into a series of contractual arrangements, also known as VIE Agreements, on April 26, 2016. The VIE agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Sheng Ying Xin, including absolute control rights and the rights to the assets, property and revenue of Sheng Ying Xin. According to our Chinese counsel, Sino-Integrity Law Firm, the VIE Agreements constitute valid and binding obligations of the parties to such agreements, and are enforceable and valid in accordance with the laws of the PRC. According to the Exclusive Business Cooperation Agreement, Sheng Ying Xin is obligated to pay service fees to WFOE approximately equal to the net income of Sheng Ying Xin.

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

In the opinion of Sino-Integrity Law Firm, our PRC legal counsel:

●	the ownership structures of our wholly-foreign owned enterprise and our variable interest entity in China currently do not and will not violate any applicable PRC law, regulation, or rule currently in effect based on current interpretation of those law, regulation or rule; and

●	the contractual arrangements between our wholly-foreign owned enterprise, our variable interest entity and the variable interest entity equity holders governed by PRC laws are valid, binding and enforceable in accordance with their terms and applicable PRC laws, rules, and regulations currently in effect, and will not violate any applicable PRC law, regulation, or rule currently in effect.

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

In Beijing, we lease approximately 127 square meters (approximately 1,367 square feet) of office space at Unit 1102 on the 11st Floor of No.6 Building located at Jianguo Road, Chaoyang District, Beijing. The lease started on March 5, 2019 and expired on March 04, 2020. Under this old lease, the Company paid a monthly rent of RMB 22,572.00 (approximately $3,320 ).

We entered into a new lease on April 4, 2019 for approximately210 square meters (approximately 2,260 square feet) of office space at Unit 808 on the 7th Floor of No.8 Building located at Jianguo Road, Chaoyang District, Beijing. The lease will expire on September 1, 2020 and we shall pay a monthly rent of RMB 41,202 (approximately $5,976).

We also leased approximately 123 square meters (approximately 1,323 square feet) of office space at Unit 2106 on the 21st Floor of No.1 Building located at Jianguo Road, Chaoyang District, Beijing. The lease started on September 2, 2019 and expired on April 3, 2020. We paid a monthly rent of RMB 18,891 (approximately $2,740) under this lease.

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

We generate revenue from service fees in connection with our (i) commercial payment advisory services, (i) international corporate financing advisory services,(iii) intermediary bank loan advisory services, and (iv) supply chain financing services (factoring services) . Additionally we earn interest income from our direct or entrusted lending activities. Our total net revenue was $25.12 million in 2017, $14.4 million in 2018, and reduced to $1.37 million in 2019 . We had a net income of $23.46 million, a net loss of $3.82 million and a net loss of $62 million in 2017, 2018 and 2019, respectively. Our business has slowed down in recent years. The main reason is that although the number of clients we served and the amount of services we provided grew rapidly through 2017, due to the economic downturn in China since 2018, our clients’ financial needs significantly decreased. We served 47 customers, 47 customers and only one customer and arranged approximately $2,429 million, $996 million and $0.42 million in financing in 2017, 2018 and 2019, respectively. We used to provide technical services through our subsidiary, Beijing Anytrust Science & Technology Co., Ltd (“Anytrust). In 2018, we generated $0.54 million from the provision of technical services. However, in order to reduce our operating losses, we disposed Anytrust on December 30, 2018 and therefore we no longer provide such technical services.

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

Ability to Acquire Borrowers Effectively

Our ability to increase the loan volume facilitated through us largely depends on our ability to attract potential borrowers through sales and marketing efforts. Presently, we are largely dependent on key members of our management team, including our largest shareholder and former Chairman and Chief Executive Officer, Mr. Jianxin Lin and Mr. Jinchi Xu, who have extensive experience in the financial advisory service industry and important relationships with borrowers, banks and lending institutions for our business.

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

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, 2019 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required.

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

The Company does not have any level 2 or level 3 assets and liabilities as of December 31, 2019 and 2018.

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

Results of Operations

Results for the Year ended December 31, 2019 compared to the Year ended December 31, 2018

Operating Metrics for the year ended December 31, 2019

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Year Ended December 31,
	2019		2018
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	153	22	7,630	1,153
Commercial Payment	-	-	3,610	545
International Corporate Financing	-	-	1,950	295
Intermediary Loan	153	22	2,070	313
Amount of financing factored:	-	-	-	-
Factoring Business	15	2	82	12

	For the Year Ended December 31,
	2019	2018
Number of clients advised(1)	1	47
Commercial Payment	-	22
International Corporate Financing	-	2
Intermediary Loan	1	23

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Year Ended December 31,
	2019	2018
	(in US$ thousands)
Advisory fees billed to clients(2)	417	13,856

(2)	Represent amounts net of VAT.

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

	Years ended December 31,		Variance
	2019	2018	Amount	%
Revenue	$1,366,417	$14,402,329	$(13,035,912)	(90.5)%
Cost of revenue	123	654,979	(654,856)	(100.0)%
Gross profit	1,366,294	13,747,350	(12,381,056)	(90.1)%
General and administrative expense	1,893,499	11,664,394	(9,770,895)	(83.8)%
Selling and distribution expense	100,460	576,526	(476,066)	(82.6)%
Research & Development Expense	-	3,512,512	(3,512,512)	(100)%
(Loss) income from operations	(627,665)	(2,006,082)	1,378,417	(68.7)%
Interest income on bank deposit	666	16,182	(15,516)	(95.9)%
Other expenses	(5,611,484)	(510,200)	(5,101,284)	999.9%
Interest income from loans to third parties	2,191,631	6,465,042	(4,273,411)	(66.1)%
Loss on disposal of a subsidiary	-	(2,062,155)	2,062,155	(100.0)%
Impairment loss on loans to third parties and property and equipment	(57,941,663)	(7,423,651)	(50,518,012)	681%
(Loss) income before income taxes	(61,988,515)	(5,520,864)	(56,467,651)	1023%
Income tax (benefit) expenses	7,243	(1,702,127)	1,709,370	(100.4)%
Net (loss) income	$(61,995,758)	$(3,818,737)	$(58,177,021)	1523%
Comprehensive loss (income)	$(62,361,016)	$(6,234,656)	$(56,126,360)	900%

Revenue

A breakdown of our revenue for the year ended December 31, 2019 versus the year ended December 31, 2018 is set forth below:

	For the Year Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Intermediary Bank Loan Advisory Services	$417,347	30.5%	$6,091,830	42.3%	$(5,674,483)	(93.1)%
International Corporate Financing Advisory Services	-	-	1,111,991	7.7%	(1,111,991)	(100.0)%
Commercial Payment Advisory Services	-	-%	6,153,018	42.7%	(6,153,018)	(100.0)%
Factoring Service	949,070	69.5%	499,187	3.5%	449,883	90.1%
Technical service	-		546,303	3.8%	(546,303)	(100.0)%
Total Amount	$1,366,417	100%	$14,402,329	100%	$(13,035,912)	(90.5)%

Net revenue for the year ended December 31, 2019 decreased by 91% year-over-year to $1,366,417 from $14,402,329 in the same period in 2018.

We did not generate any revenue from commercial payment advisory services in 2019 compared to $6,153,018 in 2018 on total financing amount of $545 million. Similarly, we did not generate any revenue from international corporate financing advisory services for year ended December 31, 2019 compared to $1,111,991 in the year ended December 31, 2018. This is due to the business influenced by the weaker economic environment and the company’s strategic adjustment in its business to focus on its factoring business.

Our acquisition of Anytrust was part of our overall strategy to focus on providing FinTech services and products in our next stage of growth. However, in spite of our efforts, revenue attributed to the provision of such products and services by Anytrust was approximately only $546,303 in 2018. By contrast, its overheads had ballooned to approximately $2.6 million and we were losing approximately $0.3 million per month in Anytrust. By December 2018, we determined that Anytrust was no longer a commercially viable entity as it was technically insolvent and disposed of it. Accordingly, we generated no revenue from the provision on FinTech services and products in 2019.

Approximately 30.5% of our revenue or $417,347 was derived from providing intermediary bank loan advisory services to just one customer in 2019, a 93.1% decrease from $6,091,830 in the year ended December 31, 2018.

Approximately 69.5% of our revenue or $949,070 was derived from our supply chain financing services, a 90.1% increase from $499,187 in 2018. We first announced the implementation of our supply chain financing services in 2017 through our subsidiary, FuhuiSZ. We incorporated FuhuiXM in 2018 to further grow our supply chain financing services.

Overall, our revenue decreased substantially for the year ended December 31, 2019 compared to the same period in 2018, mainly due to a reduction in business opportunities as a result of the overall economic environment in the PRC and strategic adjustment of our business to diversify and explore new business opportunities.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $123 for the year ended December 31, 2019 compared to $654,979 for the year ended December 31, 2018. The main reasons for the decrease in cost of revenue was the very minimal business volume in 2019.

Our cost of revenue is broken down by service lines as follows:

	For the Year Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Intermediary Bank Loan Advisory Services	$-	-%	$142,784	21.8%	$(142,784)	(100.0)%
International Corporate Financing Advisory Services	-	-%	5,617	0.9%	(5,617)	(100.0)%
Commercial Payment Advisory Services	-	-%	78,562	12.0%	(78,562)	(100.0)%
Technical services	-	-%	330,995	50.5%	(330,995)	(100.0)%
Sales tax and surcharges	123	100.0%	97,021	14.8%	(96,898)	(99.9)%
Total Amount	$123	100%	$654,979	100%	$(654,856)	(100)%

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2019 decreased by 90% to $1,366,294 from $13,747,350 for the year ended December 31, 2018. The decrease is in line with the revenue decrease of 91% over the same periods.

Gross margin, or gross profit as a percentage of total revenue, was 95% for the year ended December 31, 2018, which is a slight decrease compared to 97% for the year ended December 31, 2017.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the year ended December 31, 2019 and 2018, respectively:

	For the Year Ended December 31,				Variance
	2019	%	2018	%	Amount	%
General and administrative expenses	$1,893,499	95.0%	$11,664,394	74.0%	$(9,770,895)	(83.8)%
Selling and marketing expenses	100,460	5.0%	576,526	3.7%	(476,066)	(82.6)%
Research & Development Expense	-	-	3,512,512	22.3%	(3,512,512)	(100.0)%
Total Amount	$1,993,959	100%	$15,753,432	100%	$(13,759,473)	(87.3)%

Total operating expenses for the year ended December 31, 2019 decreased 87% to $1,993,959 from $15,753,432 in the year ended December 31, 2018.

General and administrative expenses consist primarily of staff costs, rental expenses and office related expenses. General and administrative expenses were $1,893,499, or 139% of total revenue for the year ended December 31, 2019, as compared to $11,664,394 or 81.0% of total revenue in the year ended December 31, 2018, an increase of $9,770,895. The decrease in general and administrative expenses is mainly due to savings as a result of laying off our staff and terminating leases in 2019.

Selling and marketing expenses for the year ended December 31, 2019 decreased by 83% to $100,460 from $576,526 in the year ended December 31, 2018. The year-over-year decrease primarily resulted from downsize in our business.

Research and development expenses which had previously consisted mainly of staffing costs incurred in the research and development of financial data software by Anytrust were nil in the year ended December 31, 2019 as we had disposed of Anytrust in December 2018.

Income from Operations and Operating Margin

Loss from operations in the year ended December 31, 2019 was $627,665, compared with loss from operations of $2,006,082 in the year ended December 31, 2018.

Operating margin, or income from operations as a percentage of total revenue was negative 46% for the year ended December 31, 2019, compared with negative 14% for the year ended December 31, 2018 due to the previously discussed changes.

Other income/(expenses)

The following table sets forth the breakdown of our other income for the year ended December 31, 2019 and the year ended December 31, 2018:

	For the Year Ended December 31,				Variance
	2019	%	2018	%	Amount	%
Interest income on loans to third parties	$2,191,631	(3.5)%	$6,465,042	(183.9)%	$(4,273,411)	(66.1)%
Interest income on bank deposits	666	(0.0)%	16,182	(0.5)%	(15,516)	(95.9)%
Other expenses	(5,611,484)	9.1%	(510,200)	14.5%	(5,101,284)	999.9%
Loss on disposal of a subsidiary	-	-	(2,062,155)	58.7%	2,062,155	(100.0)%
Impairment loss on loans to third parties and property and equipment	(57,941,663)	94.4%	(7,423,651)	211.2%	(50,518,012)	(680.5)%
Total Amount	$(61,360,850)	100.0%	$(3,514,782)	100.0%	$(57,846,068)	1645.8%

Other income principally consists of interest income on loans to third parties was $2,191,631 and $6,465,042 for the years ended December 31, 2019 and 2018, respectively, a decrease of 66% year over year. This decrease is in line with the decrease of average loan balances to third parties, which were $40.8 million and $0.2 million for the years ended December 31, 2018 and 2019, respectively.

Other expenses (which include interest expenses) for the year ended December 31, 2019 increased by $5,101,284 to $5,611,484 from $510,200 in the year ended December 31, 2018. because $4,857,164 in uncollectible interest revenue was recognized as interest expense .

Loss on disposal of a subsidiary refers to the loss incurred as a result of the disposal of Anytrust on December 30, 2018, as a result of Anytrust incurring substantial operating losses.

Impairment loss on loans to third parties and property and equipment amounted to $57.9 million in 2019. Management assessed the collectability of its assets by the end of the year and determined that a provision of $57.9 million and $7.4 million be made against entrusted loans, direct loans and office equipment in 2019 and 2018, respectively. The assessment was based on the customer’s ability to pay and its financial strength. After we exhausted all efforts to pursue repayment, we determined that an impairment had to be made.

Income tax (benefit) expense

Income tax expense was $7,243 for the year ended December 31, 2019, compared with income tax benefit of $1,702,127 for the year ended December 31, 2018.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation loss was $365,258 in the year ended December 31, 2019, compared with a loss of $2,415,919 in the year ended December 31, 2018 as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net (Loss) Income

Net loss for the year ended December 31, 2019 was $61,995,758, as compared to net loss of $3,818,737 for the year ended December 31, 2018. The increase in net loss is mainly due to a significant downturn in our business and an increase in impairment losses against uncollectible assets.

Liquidity and Capital Resources

As of December 31, 2019 and December 31, 2018, we held cash of $ 13,567 and $ 1,578,828 respectively.

The following table summarizes our cash flows for the year ended December 31, 2019 and for the same period in 2018.

	Year ended December 31, 2019	Year ended December 31, 2018
Net cash (used in) provided by operating activities	$(1,071,378)	$(17,266,382)
Net cash used in investing activities	(200,000)	(7,723,259)
Net cash (used in) provided by financing activities	(31,201)	(128,407)
Effect of exchange rate change on cash and cash equivalents	(262,682)	(468,386)
Net (decrease) increase in cash and cash equivalents	(1,565,261)	(25,586,434)
Cash and cash equivalents, beginning balance	1,578,828	27,165,262
Cash and cash equivalents, ending balance	$13,567	$1,578,828

Operating activities

Net cash used in operations was $1.01 million for the year ended December 31, 2019, representing a decrease of $16.26 million from cash used in operating activities of $17.3 million for the year ended December 31, 2018, though our losses increased by $55.8 million in 2019 mainly because our impairment losses were $55.5 million in 2019, an increase by $47 million than 2018.

Investing activities

Net cash used in investing activities for year ended December 31, 2019 was $0.2 million, a decrease of $7.5 million from net cash used in investing activities of $7.7 million for the year ended December 31, 2018. This is mainly due to the decrease of our loans to third parties by $7.6 million compared to 2018.

Financing activities

Net cash used in financing activities for the year ended December 31, 2019 was $0.085 million, a decrease of approximately $0.045 million from cash provided by financing activities of $0.13 million for the year ended December 31, 2018. The decrease was mainly attributable to the decrease in repayment to a related party.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s operating lease commitment as of December 31, 2019:

Office Rental

Year ending December 31,
2020	4,399
Total	$4,399

For the years ended December 31, 2019, 2018 and 2017, rental expenses under operating leases were approximately $ 258,476, $2,516,053 and $ 975,868, respectively.

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

	Years ended December 31,		Variance
	2018	2017	Amount	%
Revenue	$14,402,329	$25,116,139	$(10,713,810)	(42.7)%
Cost of revenue	654,979	729,752	(74,773)	(10.2)%
Gross profit	13,747,350	24,386,387	(10,639,037)	(43.6)%
General and administrative expense	11,664,394	3,169,855	8,494,539	268.0%
Selling and distribution expense	576,526	371,383	205,143	55.2%
Research & Development Expense	3,512,512	92,683	3,419,829	3,689.8%
Donation expense	-	148,108	(148,108)	(100 .0)%
(Loss) income from operations	(2,006,082)	20,604,358	(22,610,440)	(109.7)%
Interest income on bank deposit	16,182	13,600	2,582	19.0%
Other expenses	(510,200)	(7,058)	(503,142)	7,128.7%
Interest income from loans to third parties	6,465,042	4,070,600	2,394,442	58.8%
Loss on disposal of a subsidiary	(2,062,155)	-	(2,005,514)	-
Impairment loss on loans to third parties and property and equipment	(7,423,651)	-	(7,423,651)	-
(Loss) income before income taxes	(5,520,864)	24,681,499	(30,202,363)	(122.4)%
Income tax (benefit) expenses	(1,702,127)	633,315	(2,335,442)	(368.8)%
Net (loss) income	$(3,818,737)	$24,048,184	$(27,866,921)	(115.9)%
Comprehensive loss (income)	$(6,234,656)	$26,430,672	$(32,665,328)	(123.6)%

Revenue

A breakdown of our revenue for the year ended December 31, 2018 versus the year ended December 31, 2017 is set forth below:

	For the Year Ended December 31,				Variance
	2018	%	2017	%	Amount	%
Intermediary Bank Loan Advisory Services	$6,091,830	42.3%	$5,714,758	22.8%	$377,072	6.6%
International Corporate Financing Advisory Services	1,111,991	7.7%	2,468,943	9.8%	(1,356,952)	(55.0)%
Commercial Payment Advisory Services	6,153,018	42.7%	16,868,860	67.2%	(10,715,842)	(63.5)%
Factoring Service	499,187	3.5%	-	-	499,187	-
Technical service	546,303	3.8%	63,578	0.3%	482,725	759.3%
Total Amount	$14,402,329	100%	$25,116,139	100%	$(10,713,810)	(42.7)%

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

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the year ended December 31, 2018 and 2017, respectively:

	For the Year Ended December 31,				Variance
	2018	%	2017	%	Amount	%
General and administrative expenses	$11,664,394	74.0%	$3,169,855	83.8%	$8,494,539	268.0%
Selling and marketing expenses	576,526	3.7%	371,383	9.8%	205,143	55.2%
Research & Development Expense	3,512,512	22.3%	92,683	2.5%	3,419,829	3,689.8%
Donation expense	-	-%	148,108	3.9%	(148,108)	(100.0)%
Total Amount	$15,753,432	100%	$3,782,029	100%	$11,971,403	316.5%

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

Net (Loss) Income

Net loss for the year ended December 31, 2018 was $3,818,737, as compared to our net income of $24,048,184 for the year ended December 31, 2017. The decrease in net income is mainly due to the decrease in our revenue, a substantial increase in operating expenses, losses arising from our disposal of Anytrust and impairment made against loans and property and equipment.

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

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Warren Wang	50	Chairman of the Board and Chief Executive Officer

Jinchi Xu	41	Director and Chief Financial Officer

Ming Yi (Martin)	40	Independent Director

Hong Chen	51	Independent Director

Xiaoyue Zhang	31	Independent Director

Mr. Warren Wang, 50, has held various leadership positions over the past few years and is knowledgeable in the finance, advanced technologies, high-end manufacturing, education, environmental protection, and modern service industries. Mr. Wang has over 15 years’ experience in the US and Chinese capital markets. Prior to his appointment, Mr. Wang has been the Chief Executive Officer of PX Capital USA Inc., a New York corporation focused in investments in the high-tech industry, since March 2019. From July 2018 through March 2019, he was the Chief Executive Officer and director of Nasdaq-listed SSLJ.com Inc. and from May 2011 through July 2018, he was the Chief Executive Officer and Chairman of Wall Street IPO Consultation Inc. From November 2007 through May 2011, he was the Chief Executive Officer and Chairman of another Nasdaq-listed company, China INS Online Corp. Between May 2007 through May 2009, Mr. Wang held a number of positions including Chief Executive Officer and Chairman of Beijing Holdings Information Co., Ltd, Chief Executive Officer of Beijing Holdings Payment Card Co., Ltd and Chief Executive Officer and board member of China Information Technology Co., Ltd, a Hong Kong Exchange company. Mr. Wang graduated with an Executive Master of Business Administration degree from Peking University, Beijing in 2006.

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

Mr. Ming Yi (Martin), 40, succeeded Mr. Buting Yang as an independent member of the Board on March 31, 2020. Mr. Yi is financial trained and has held numerous leadership positions in his field. Most recently, Mr. Yi was the Chief Financial Officer of SSLJ.com Limited from 2018-2019. From 2011-2018, he was the Chief Financial Officer of Wave Sync Corp. and from 2007- 2010, he was a Senior Accountant at Ernst & Young (Assurance & Advisory Business Services). From 2003-2006, he was an accountant and supervisor at N.G. Australia Pty Ltd. Mr. Yi graduated with a Bachelor of Business (Accounting & Finance) from Liao Ning University in 2004 and a Master in Business (Accounting) from Victoria University, Australia.

Mr. Hong Chen, 51, became our director on April 20, 2020. He has held many key positions in technology and investment companies. He has extensive experiences in corporate management and investment and is well-versed in the capital markets of China and Hong Kong. Mr. Chen was the Chief Executive Officer of Shenzhen Chenrun Investment Company from 1998 – 2002 and Peking University Business Network from 2002 - 2008. From 2008-2014, he was the Chairman of Hong Kong-listed China Internet Education Group and has been the Chairman of Grand Cartel Securities Co., Ltd from 2014 through present day. He was a member of the first graduating class of Guanghua School of Management’s MBA program, Peking University and apprentice to Professor Cao Fengqi, a well-known Chinese financial expert.

Ms. Xiaoyue Zhang, age 31, is a small business owner with 5 years’ experience in digital marketing, marketing communications, branding, public relations, advertising and search engine optimization. Ms. Zhang ran and operated her own e-commerce online store from 2014-2016. She was a market coordinator for CheersYou International Education Consulting Inc. from 2016 – 2017 and has been a partner of CARA Vision LLC, a company involved in B2B/B2C marketing strategies from 2017 through present day. Ms. Zhang also founded Zoe Creation LLC in January 2019 to specialize in digital marketing, branding, graphic design, website design, and event planning. Ms. Zhang holds a Master of Science in Marketing – Customer Intelligence & Analytics from Pace University, New York.

B. Compensation.

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2019, to each of the individuals identified in Item 6.A. above.

Name	Compensation ($)
Directors and Officers
Jianxin Lin[1]	-
Jinchu Xu	-
Sheve Li Tay[3]	20,000
Hong Huang[3]	20,000
Buting Yang[2]	20,000
Total	60,000

1.	Mr. Jianxin Lin resigned as our Chairman and Chief Executive Officer on April 1, 2020 and was succeeded by Mr. Warren Wang.
2.	Mr. Buting Yang resigned as our director on April 1, 2020 and was succeeded by Mr. Ming Yin (Martin).
3.	Messrs Sheve Li Tay and Hong Huang resigned as directors on April 18, 2020 and were succeeded by Mr. Hong Chen and Ms. Xiaoyue Zhang.

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

Audit Committee. Our audit committee consists of Mr. Ming Yi (Martin), Mr. Hong Chen and Ms. Xiaoyue Zhang. Mr. Yi is the chairman of our audit committee. We have determined that . Ming Yi (Martin), Mr. Hong Chen and Ms. Xiaoyue Zhang satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Yi qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

A copy of the audit committee’s current charter is available at our corporate website at: http://www.cifsp.com/zaixian/web/Audit%20Committee%20Charter.html

Compensation Committee. Our compensation committee consists of Mr. Hong Chen, Mr. Ming Yi (Martin) and Ms. Xiaoyue Zhang. Mr. Hong Chen is the chairman of our compensation committee. We have determined that Mr. Hong Chen, Mr. Ming Yi (Martin) and Ms. Xiaoyue Zhang satisfy the “independence” requirements under NASDAQ Rule 5605. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

A copy of the compensation committee’s current charter is available at our corporate website at: http://www.cifsp.com/zaixian/web/Compensation%20Committee%20Charter.html

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Xiaoyue Zhang, Mr. Ming Yi (Martin) and Mr. Hong Chen. Ms. Zhang is the chairperson of our nominating and corporate governance committee. Ms. Xiaoyue Zhang, Mr. Ming Yi (Martin) and Mr. Hong Chen and satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

D. Employees.

As of December 31, 2019, we had 10 employees, all located in Beijing, China. The following table sets forth the number of our employees by function as of the same date:

Functional Area	Number of Employees	% of Total
Senior management	2	20.00%
Administrative staff	1	10.00%
Accounting staff	2	20.00%
Product and service advisors	2	20.00%
Human resources and administrative personnel	1	10.00%
IT staff	1	10.00%
Risk management	1	10.00%
Total	10	100%

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

The calculations in the table below are based on 22,114,188 ordinary shares outstanding as of June 10, 2020. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial owner*	Amount and Nature of Beneficial Ownership	Percent of Class[1]
Jianxin Lin	14,540,000	60.22%
Warren Wang	-	-
Jinchu Xu	-	-
Ming Yi (Martin)	-	-
Hong Chen	-	-
Xiaoyue Zhang	-	-

All Directors and Executive Officers as Group	14,540,000	60.22%

Notes:

* The business address for our directors and officers is19 West 44th Street, Suite 1001, New York, NY 10036.

(1)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 24,114,188 being the number of shares outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

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

Contractual Arrangements between Hongkong Shengqi Technology, WFOE and Sheng Ying Xin

On September 2, 2019, Hongkong Shengqi Technology Limited (“HKSQ”) became a shareholder of WFOE. HKSQ was incorporated in Hong Kong on August 29, 2019. Mr. Jianxin Lin is the sole shareholder of HKSQ. On September 26, 2019, a series of agreements were entered into among HKIFS, HKSQ and its shareholder (the “HKSQ VIE Agreements”). As a result of the HKSQ VIE Agreements, HKIFS become the primary beneficiary of HKSQ.

The contractual agreements among HKSQ, WFOE and Sheng Ying Xin essentially confer control and management as well as the economic benefits of Sheng Ying Xin onto WFOE. In spite of the shareholder change in WFOE, we are able to retain full control and management over Sheng Ying Xin and are still entitled to substantially all of the economic benefits of WFOE through the HKSQ VIE Agreements.

Accordingly, the results of operations, assets and liabilities of HKSQ, WFOE and Sheng Ying Xin have been included in the accompanying consolidated financial statements.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the terms of the certain Exclusive Business Cooperation Agreement dated September 26, 2019, between HKIFS and HKSQ (the “Exclusive Business Cooperation Agreement”), HKIFS is the exclusive technology services and consultancy service provider to HKSQ. HKSQ agreed to pay HKIFS all fees payable for technology services and consultancy service, the amount of which equals 100% of the net profit of HKSQ. Any payment from HKSQ to HKIFS must comply with applicable Chinese laws. HKIFS is also obligated to bears all losses of HKSQ. Further, the parties agreed that HKIFS shall retain sole ownership of all intellectual property developed in connection with providing technology services to HKSQ. The Exclusive Business Cooperation Agreement has a ten-year term. The term of these agreements may be extended if confirmed in writing by HKIFS, prior to the expiration of the term. The extended term shall be determined by HKIFS, and HKSQ shall accept such extended term unconditionally.

Contracts that give us effective control of the variable interest entity

Power of Attorney

Pursuant to the terms of a certain Power of Attorney Agreement dated September 26, 2019, among HKIFS and the shareholders of HKSQ (the “Power of Attorney”), each of the shareholders of HKSQ irrevocably appointed HIIFS as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of HKSQ, including the appointment and election of directors of HKSQ. The term of the Power of Attorney is valid so long as such shareholder is a shareholder of HKSQ.

Exclusive Option Agreement

Pursuant to the terms of a certain Exclusive Option Agreement dated September 26, 2019, among HKIFS, HKSQ and the shareholders of HKSQ (the “Exclusive Option Agreement”), the shareholders of HKSQ granted HKIFS an irrevocable and exclusive purchase option (the “Option”) to acquire HKSQ’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. Accordingly, the Option is exercisable at any time at HKIFS’s discretion so long as such exercise and subsequent acquisition of HKSQ does not violate PRC law. The consideration for the exercise of the Option is RMB 1 in total. To the extent HKSQ shareholders receive any of such consideration, the Option requires HKSQ shareholders to transfer (and not retain) the same to Sheng HKSQ or HKIFS. The Exclusive Option Agreement has a ten-year term. The term of these agreements may be extended if confirmed in writing by HKIFS, and if no written confirmation was obtained from HKIFS, the Exclusive Option Agreement will be automatically renewed, the term of the renewed agreement will be determined till HKIFS’s written confirmation.

The contractual agreements between HKSQ, WFOE and Sheng Ying Xin essentially confer control and management as well as the economic benefits of Sheng Ying Xin onto WFOE. In spite of the shareholder change in WFOE, we are able to retain full control and management over Sheng Ying Xin and are still entitled to substantially all of the economic benefits of WFOE through the HKSQ VIE Agreements.

Related party transactions

Transaction and balances from related parties:

In order to reduce the operating losses, on December 30, 2018, Sheng Ying Xin, the sole shareholder of Anytrust, entered into an equity transfer agreement with Jianxin Lin, the Company’s former Chief Executive Officer and Chairman of the Board. Because Anytrust was insolvent, Sheng Ying Xin sold 100% of the equity interest it owned in Anytrust to Jianxin Lin for no consideration. We also determined it in our best interest to transfer our equity interest in Anytrust to our Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed December 30, 2018.

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

Due from related parties:

As of December 31, 2019, the Company has related party receivables of $76,467, due to advances made on behalf of related parties, including $43,414 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd and $28,259 from Beijing Zhiping Science.

Due to related party:

As of December 31, 2019 and 2018, the Company has related party payables of $279,925 and $32,005, respectively, due to Mr. Jianxin Lin, our founder, former Chairman of the board of directors and former chief executive officer and Mr Jinchi Xu, our director and chief financial officer, who lent funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market during the fiscal years 2019 and 2018. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year ended December 31, 2018	$47.98	$0.635
Fiscal Year ended December 31, 2019	$4.96	$0.81

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2018 and 2017. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year 2018, quarter ended
March 31, 2018	$47.98	$31.57
June 30, 2018	$34.85	$14.95
September 30, 2018	$16.65	$7.99
December 31, 2018	$8.55	$0.635

Fiscal Year 2019, quarter ended
March 31, 2019	$4.96	$0.853
June 30, 2019	$3.87	$1.28
September 30, 2019	$2.20	$1.44
December 31, 2019	$1.60	$0.81

The following table sets forth the monthly high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Annual Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Month Ended:
May 30, 2020	$0.70	$0.39
April 30, 2020	$0.556	$0.412
March 31, 2020	$0.639	$0.384
February 29, 2020	$0.97	$0.613
January 31, 2020	$1.20	$0.834
December 31, 2019	$1.20	$0.86
November 30, 2019	$1.115	$0.81

B. Plan of distribution.

No disclosure is required in response to this Item.

C. Markets.

Our shares have been listed on The NASDAQ Global Market since August 8, 2017 initially under the symbol “CIFS.” On April 10, 2020, our board of directors resolved to change the Company’s name to “Hudson Capital Inc.” to re-brand the Company and better reflect the plans for its next phase of growth. The name change was effected with the British Virgin Islands Registrar of Corporate Affairs on April 23, 2020 and its name change and new ticker symbol on the NASDAQ Global Market was changed to “HUSN” on May 8, 2020. Prior to that there was no market for our ordinary shares.

D. Selling Shareholders.

No disclosure is required in response to this Item.

E. Dilution.

No disclosure is required in response to this Item.

F. Expenses of the Issue.

No disclosure is required in response to this Item.

Item 10. Additional Information.

A. Share Capital.

No disclosure is required in response to this Item.

B. Memorandum and articles of association.

General

Hudson Capital Inc. is a BVI business company incorporated on September 28, 2015 and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, the BVI Act, and the applicable laws of the British Virgin Islands, or the BVI (including applicable common law).

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

● Generally speaking, the company is the proper plaintiff in any action. A shareholder may, with the leave of the BVI court, bring proceedings or intervene in proceedings in the name of the company, in certain circumstances. Such actions are known as derivative actions. The BVI court may only grant leave to bring a derivative action where the following circumstances apply:

● the company does not intend to bring, diligently continue or defend or discontinue the proceedings; and

● it is in the interests of the company that the conduct of the proceedings not be left to the directors or to the determination of the shareholders as a whole when considering whether to grant leave, the BVI court is also required to have regard to the following matters:

● In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law

i. ii. iii. iv. v.

whether the shareholder is acting in good faith;

whether a derivative action is in the interests of the company, taking into account the directors’ views on commercial matters;

whether the action is likely to succeed;

the costs of the proceedings in relation to the relief likely to be obtained; and

whether an alternative remedy to the derivative claim is available

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

We also determined it in our best interest to transfer our equity interest in Anytrust to our former Chief Executive Officer, Mr. Jianxin Lin, who had expressed interest in assuming Anytrust and rehabilitating it. In order to incentivize the transfer, we decided to write down all the debts owed by Anytrust to Sheng Ying Xin, totaling RMB 20,532,400 (approximately $3,059,970) and transferring the equity interest to Mr. Lin for no consideration because we had determined that this debt was uncollectible and irrecoverable. The equity transfer was completed December 30, 2018.

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

E. Taxation.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2019, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2019, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2019, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2019 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that Mr. Ming Yi (Martin) qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. She is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid for audit and other services provided by Marcum Bernstein & Pinchuk LLP, our former independent registered public accounting firm, for fiscal years 2018 and 2019.

	Fiscal 2018	Fiscal 2019

Audit Fees	$-	$-
Audit-Related Fees	85,000	-
Tax Fees	-	-
All Other Fees	-	-

Total	$85,000	$-

Effective March 6, 2019, the Company engaged Wei Wei & Co., LLP, Certified Public Accountants (“Wei”) replace Marcum Bernstein & Pinchuk LLP as its new independent registered public accounting firm. The following table shows the fees that we paid for audit and other services provided by Wei for fiscal years 2018 and 2019.

	Fiscal 2018	Fiscal 2019

Audit Fees	$200,000	$-
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Total	$200,000	$-

Wei was dismissed on November 13, 2019 and effective November 14, 2019, the Company engaged Centurion ZD CPA & Co. (“Centurion”) as our new independent registered public accounting firm. The following table shows the fees that we paid for audit and other services provided by Centurion for fiscal years 2018 and 2019.

	Fiscal 2018	Fiscal 2019

Audit Fees	$-	$125,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Total	$-	$125,000

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Marcum Bernstein & Pinchuk LLP, Wei and Centurion with respect to fiscal years 2018 and 2019 were all approved by the Audit Committee.

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

On November 13, 2019, we dismissed Wei as our independent registered public accounting firm. The report of Wei, on our financial statements for the past fiscal year ended December 31, 2018 contained no adverse opinion or a disclaimer of opinion and was not modified. The decision to change the independent accountant was approved and ratified by our Board of Directors on November 15, 2019. During our most recent fiscal year ended December 31, 2018 and through the date of the relevant report on Form 6-K, we have had no disagreements with Wei, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such period.

During our most recent fiscal year ended December 31, 2018 and through the date of the relevant report on Form 6-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the Securities and Exchange Commission (the “SEC”).

Effective November 14, 2019, we engaged Centurion ZD CPA & Co. (“Centurion”) as our new independent registered public accounting firm. During the two most recent fiscal years and through the date of our engagement, we did not consult with Centurion regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K). In approving the selection of Centurion as the Company’s new independent registered public accounting firm, our Board of Directors considered all relevant factors.

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

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.) AND SUBSIDIARIES

128

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Hudson Capital Inc. (Formerly known as China Internet Nationwide Financial Services Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudson Capital Inc. (Formerly known as China Internet Nationwide Financial Services Inc.) and subsidiaries (the “Company”) as of December 31, 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and the consolidated results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2v to the consolidated financial statements, the Company has suffered from losses from operation and significant accumulated deficits. The Company comes to have insufficient cash flows generated from operations and provided for development. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA& Co.
Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2019.

Hong Kong, China

June 15, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services Inc.)

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

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor for 2019

Flushing, New York

May 10, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Hudson Capital Inc.

Opinion on the Financial Statements

We have audited the consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”) of Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services Inc.) and Subsidiaries. In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

May 15, 2018

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2019	2018
ASSETS
Current assets
Cash	$13,567	$1,578,828
Accounts receivable, net	7,264	18,839,050
Other receivables	646,690	3,452,568
Loans to third parties, net	4,800,000	39,849,517
Prepayments	17,047	41,279
Advance for investment	-	837,802
Due from related parties	76,466	184,961
Total Current Assets	5,561,034	64,784,005
Non-current assets
Property and Equipment, net	1,503	250,886
Intangible assets, net	1,940	3,426
Long-term office rental deposit		-
Long-term prepayment	4,580	8,377
Goodwill	-	-
Deferred Tax Assets	-	1,798,398
Total Assets	$5,569,057	$66,845,092

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$621,483	$766,383
Accounts payable		-
Advance from customers	-	95,118
Other payables and accruals	201,469	271,467
Due to related party	279,925	32,005
Taxes payable	986,195	798,999
Total Current Liabilities	2,089,072	1,963,972
Provision of other liabilities	959,881
Deferred tax liabilities		-
Total Liabilities	3,048,953	1,963,972

Shareholders’ equity
Common Stock ($0.001 par value, unlimited shares authorized, 22,114,188 shares issued and outstanding at December 31, 2019 and December 31, 2018)	22,114	22,114
Additional paid in capital	28,441,045	28,441,045
Statutory reserve	2,949,930	2,912,529
Retained earnings	(25,379,699)	36,653,460
Accumulated other comprehensive loss	(3,513,286)	(3,148,028)
Total Shareholders’ Equity	2,520,104	64,881,120
Total Liabilities and Shareholders’ Equity	$5,569,057	$66,845,092

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company’s general assets.

See notes to the consolidated financial statements

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017

Revenue
- Third parties	$1,366,417	$14,402,329	$25,116,139
- Related parties			-
Total revenue	1,366,417	14,402,329	25,116,139

Cost of revenues	123	654,979	729,752
Gross profit	1,366,294	13,747,350	24,386,387

Operating expenses
Selling and marketing expenses	100,460	576,526	371,383
General and administrative expenses	1,893,499	11,664,394	3,169,855
Research & Development Expense	-	3,512,512	92,683
Donation expenses	-	-	148,108
Total Operating expenses	1,993,959	15,753,432	3,782,029
(Loss) income from operations	(627,665)	(2,006,082)	20,604,358

Other income (expenses)
Interest income on bank deposit	666	16,182	13,600
Loss on disposal of a subsidiary		(2,062,155)	-
Other expenses	(5,611,484)	(510,200)	(7,058)
Interest income from loans to third parties	2,191,631	6,465,042	4,070,600
Impairment loss on loans to third parties and property and equipment	(57,941,663)	(7,423,651)
Total other (expenses) income, net	(61,360,850)	(3,514,782)	4,077,142

(Loss) Income before income tax expenses	(61,988,515)	(5,520,864)	24,681,499
Income tax (benefit) expenses	7,243	(1,702,127)	633,315
Net (loss) income	$(61,995,758)	$(3,818,737)	$24,048,184
Other comprehensive (loss) income
Foreign currency translation (loss) gain	(365,258)	(2,415,919)	2,382,488
Comprehensive (loss) Income	$(62,361,016)	$(6,234,656)	$26,430,672

Weighted average number of shares, basic and diluted	22,114,188	22,114,188	20,880,706
Basic and diluted (loss) earnings per share	$(2.80)	$(0.17)	$1.152

See notes to consolidated financial statements

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net income	$(61,995,758)	$(3,818,737)	$24,048,184
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	62,358	59,907	39,314
Deferred taxes	1,790,260	(1,733,152)	(38,890)
Loss on disposal of a subsidiary	-	2,062,155	-
Impairment loss on loans to third parties	56,242,596	7,346,903	-
Impairment loss on fixed assets	-	76,748	-
Changes in operating assets and liabilities:	-	-	-
Accounts receivable	(1,450,857)	(13,327,901)	2,265,897
Other receivables	2,782,583	(3,055,473)	(379,543)
Prepayments	23,842	254,879	(300,280)
Due from related parties	389,337	(191,832)	-
Long-term office rental deposit	-	669,888	(442,135)
Accrued payroll	80,431	(454,552)	713,599
Other payables and accruals	(78,971)	(381,174)	(8,048)
Tax payable	202,515	(4,780,002)	1,638,886
Accounts Payable	-	(70,242)	66,558
Other Assets	-	-	-
Long-term prepayment	3,705	-	-
Estimated Liabilities	971,268	-	-
Advance from customers	(94,688)	76,203	-
Net cash (used in)/provided by operating activities	(1,071,379)	(17,266,382)	27,603,542

Cash flows from investing activities:
Purchases of property and equipment	-	(175,972)	(191,692)
Loans to third parties	(200,000)	(39,417,810)	(41,508,250)
Collection of loans to third parties	-	31,870,523	20,865,100
Acquisition of Anytrust, net of cash acquired in connection of acquisition of Anytrust	-	-	(1,473,365)
Net cash (used in)/provided by investing activities	(200,000)	(7,723,259)	(22,308,207)

Cash flows from financing activities:
Proceeds from related party	(31,201)	-	-
Repayment to a related party	-	(128,407)	-
Proceeds from IPO (net of offering cost of $1,262,562 )	-	-	18,968,888
Proceeds from exercise of underwriter’s warrants	-	-	1,090,239
Return of capital	-	-	-
Payments of offering costs	-	-	(417,998)
Net cash (used in)/ provided by financing activities	(31,201)	(128,407)	19,641,129
Effect of exchange rate changes on cash	(262,681)	(468,386)	348,373
Net (decrease) increase in cash	(1,565,261)	(25,586,434)	25,284,837
Cash at beginning of year	1,578,828	27,165,262	1,880,425
Cash at end of year	13,567	1,578,828	$27,165,262
Supplemental disclosure of cash flow information			-
Interest paid	$-	-	$-
Income taxes paid	$-	2,503,688	$317,150
Non- cash investing activities
Net assets from acquisition of Anytrust	$-	-	$351,225
Deferred offering costs	$-	-	$763,365

See notes to the consolidated financial statements

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

						Accumulated
			Additional			other	Total
	Common Stock		Paid-in	Statutory	Retained	Comprehensive	Shareholders’
	Shares	Amount	Capital	Reserve	Earnings	Loss	Equity
Balance at January 1, 2017	20,000,000	$20,000	$9,147,398	$1,657,084	$17,679,458	$(3,114,597)	$25,389,343
Net income	-	-	-	-	24,048,184	-	24,048,184
Proceeds from issuance of common stock, net of offering costs	2,023,146	2,023	18,203,499	-	-	-	18,205,522
Proceeds from exercise of underwriter’s warrants	91,042	91	1,090,148	-	-	-	1,090,239
Appropriations of statutory reserves	-	-	-	171,517	(171,517)	-	-
Foreign currency translation gain	-	-	-	-	-	2,382,488	2,382,488
Balance at December 31, 2017	22,114,188	22,114	28,441,045	1,828,601	41,556,125	(732,109)	71,115,776
Net (loss)	-	-	-	-	(3,818,737)	-	(3,818,737)
Appropriations of statutory reserves	-	-	-	1,083,928	(1,083,928)	-	-
Foreign currency translation loss	-	-	-	-	-	(2,415,919)	(2,415,919)
Balance as of December 31, 2018	22,114,188	$22,114	$28,441,045	$2,912,529	$36,653,460	$(3,148,028)	$64,881,120
Net (loss)					(61,995,758)		(61,995,758)
Appropriations of statutory reserves				37,401	(37,401)
Foreign currency translation loss						(365,258)	(365,258)
Balance as of December 31, 2019	22,114,188	$22,114	$28,441,045	$2,949,930	(25,379,699)	(3,513,286)	2,520,104

See notes to the consolidated financial statements

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hudson Capital Inc. (“HUSN” or the “Company”),  formerly known as China Internet Nationwide Financial Services, Inc., incorporated in the British Virgin Islands (the “BVI”) on September 28, 2015, is engaged in the business of providing financial advisory services to meet the financial and capital needs of its clients, which comprise largely of small-to-medium sized enterprises, through the Company’s wholly-owned subsidiaries. On April 10, 2020, the board of directors of China Internet Nationwide Financial Services, Inc. (“CIFS”) resolved to change the Company’s name to “Hudson Capital Inc.” to re-brand the Company and better reflect the plans for its next phase of growth. The name change was effected with the British Virgin Islands Registrar of Corporate Affairs on April 23, 2020 and its name change and new ticker symbol on the Nasdaq was changed to HUSN with effect from May 8, 2020. The Company offers commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and technical services. The Company’s wholly owned subsidiaries include: Hongkong Internet Financial Services Limited, (“HKIFS’) which was established in HongKong on October 7, 2015, and Beijing Yingxin Yijia Internet Technology Co., Ltd., (“Yingxin Yijia”) which was established on December 31, 2015 in Beijing, China by HKIFS. On September 2, 2019, Hong kong Shengqi technology limited(“HKSQ”) company became a shareholder of Beijing Yingxin Yijia. HKSQ was incorporated in Hong Kong on August 29, 2019. Mr. Lin Jianxin is a shareholder of HKSQ. On September 26, 2019, a series of agreements were entered into among HKCIFS, HK Shengqi and its shareholders (the “VIE Agreements”). As a result of the VIE Agreements, HK become the primary beneficiary of HKSQ. HUSN is able to exercise control over Sheng Ying Xin and was entitled to substantially all of the economic benefits of Ying Xin Yi Jia through HKSQ, and HUSN treats Ying Xin Yi Jia as its variable interest entity (“VIE”) under U.S. GAAP. As a result, the results of operations, assets and liabilities of Ying Xin Yi Jia and its subsidiary (collectively “VIEs”) have been included in the accompanying consolidated financial statements.

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

HUSN is 60.22% owned by Mr. Jianxin Lin, who also owned 99% of Sheng Ying Xin directly and 1% of Sheng Ying Xin indirectly since its inception, September 16, 2014; Mr. Jianxin Lin is the former chief executive officer of both HUSN and Sheng Ying Xin. So HUSN and Sheng Ying Xin were considered to be under common control since September 28, 2015.

On April 26, 2016, a series of agreements were entered into among Yingxin Yijia, Sheng Ying Xin and its shareholders (the “VIE Agreements”). As a result of the VIE Agreements, Yingxin Yijia become the primary beneficiary of Sheng Ying Xin. HUSN is able to exercise control over Sheng Ying Xin and was entitled to substantially all of the economic benefits of Sheng Ying Xin through Yingxin Yijia, and HUSN treats Sheng Ying Xin as its variable interest entity (“VIE”) under U.S. GAAP. As a result, the results of operations, assets and liabilities of Sheng Ying Xin and its subsidiary (collectively “VIEs”) have been included in the accompanying consolidated financial statements.

Since HUSN and its subsidiaries were formed in 2015 and did not have significant operations since inception as well as HUSN and Sheng Ying Xin are under common control, the VIE Agreements dated April 26, 2016 were considered a capital transaction in substance. Accordingly, the consolidated balance sheets as of December 31, 2019 and 2018 include the accounts and balances of HUSN and its subsidiaries, Sheng Ying Xin and its subsidiaries at their respective carrying values. The consolidated statements of income and comprehensive income for the period from inception through September 28, 2015 were the historical operations of Sheng Ying Xin.

On July 28, 2017, HUSN completed its initial public offering (“IPO”) and issued 2,023,146 shares of common stock to investors at a price of $10.00 per share for a total of $20,231,460 before underwriting discounts and commissions and offering expenses of $1,262,562 and deferred issuing cost of $763,365. According to the underwriting agreement signed on May 9,2017, the Company issued warrants to the underwriter to purchase 91,042 ordinary shares upon the successful completion of the IPO at an exercise price of 120% of the IPO price, namely $12 dollars per share, and exercisable for two years. On November 21, 2017 the underwriter exercised all the warrants in connection with the IPO to purchase 91,042 shares. As of December 31, 2017 the number of shares issued and outstanding is 22,114,188.

On March 10, 2017, Sheng Ying Xin set up a wholly owned subsidiary Fu Hui (Shenzhen) Commercial Factoring Co., Ltd (“FuhuiSZ”) which mainly provides supply chain financing to commercial enterprises. On September 19, 2017 Sheng Ying Xin set up another wholly owned subsidiary Yingda Xincheng (Beijing) Insurance Broker Co., Ltd (“Yin Da Xin Cheng”) which mainly provides insurance brokerage services. On November 23, 2017, Sheng Ying Xin acquired a 100% equity interest in Beijing Anytrust Information Technology Co., Ltd (“Anytrust”) which mainly provides enterprise financial data services, including system management, application development, business intelligence and maintenance services. On September 25, 2019, Yin Da Xin Cheng carried out industrial and commercial deregistration.

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

On September 2, 2019, Hongkong Shengqi Technology Limited (“HKSQ”) became a shareholder of WFOE. HKSQ was incorporated in Hong Kong on August 29, 2019. Mr. Jianxin Lin is the sole shareholder of HKSQ. On September 26, 2019, a series of agreements were entered into among HKIFS, HKSQ and its shareholder (the “HKSQ VIE Agreements”). As a result of the HKSQ VIE Agreements, HKIFS become the primary beneficiary of HKSQ.

The contractual agreements among HKSQ, WFOE and Sheng Ying Xin essentially confer control and management as well as the economic benefits of Sheng Ying Xin onto WFOE. In spite of the shareholder change in WFOE, we are able to retain full control and management over Sheng Ying Xin and are still entitled to substantially all of the economic benefits of WFOE through the HKSQ VIE Agreements.

Accordingly, the results of operations, assets and liabilities of HKSQ, WFOE and Sheng Ying Xin have been included in the accompanying consolidated financial statements.

On April 9, 2020, we incorporated a New York subsidiary, Hudson Capital USA Inc.

As of December 31, 2019, the Company’s corporate structure is set forth below :

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

Pursuant to the terms of the certain Exclusive Business Cooperation Agreement dated September 26, 2019, between HKIFS and HKSQ (the “Exclusive Business Cooperation Agreement”), HKIFS is the exclusive technology services and consultancy service provider to HKSQ. HKSQ agreed to pay HKIFS all fees payable for technology services and consultancy service, the amount of which equals 100% of the net profit of HKSQ. Any payment from HKSQ to HKIFS must comply with applicable Chinese laws. HKIFS is also obligated to bears all losses of HKSQ. Further, the parties agreed that HKIFS shall retain sole ownership of all intellectual property developed in connection with providing technology services to HKSQ. The Exclusive Business Cooperation Agreement has a ten-year term. The term of these agreements may be extended if confirmed in writing by HKIFS, prior to the expiration of the term. The extended term shall be determined by HKIFS, and HKSQ shall accept such extended term unconditionally.

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

Pursuant to the terms of a certain Power of Attorney Agreement dated September 26, 2019, among HKIFS and the shareholders of HKSQ (the “Power of Attorney”), each of the shareholders of HKSQ irrevocably appointed HIIFS as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of HKSQ, including the appointment and election of directors of HKSQ. The term of the Power of Attorney is valid so long as such shareholder is a shareholder of HKSQ.

The contractual agreements between WFOE and Sheng Ying Xin essentially confer control and management as well as the economic benefits of Sheng Ying Xin onto WFOE. In spite of the shareholder change in WFOE, we are able to retain full control and management over Sheng Ying Xin and are still entitled to substantially all of the economic benefits of WFOE through the HKSQ VIE Agreements.

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

Pursuant to the terms of a certain Exclusive Option Agreement dated September 26, 2019, among HKIFS, HKSQ and the shareholders of HKSQ (the “Exclusive Option Agreement”), the shareholders of HKSQ granted HKIFS an irrevocable and exclusive purchase option (the “Option”) to acquire HKSQ’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. Accordingly, the Option is exercisable at any time at HKIFS’s discretion so long as such exercise and subsequent acquisition of HKSQ does not violate PRC law. The consideration for the exercise of the Option is RMB 1 in total. To the extent HKSQ shareholders receive any of such consideration, the Option requires HKSQ shareholders to transfer (and not retain) the same to Sheng HKSQ or HKIFS. The Exclusive Option Agreement has a ten-year term. The term of these agreements may be extended if confirmed in writing by HKIFS, and if no written confirmation was obtained from HKIFS, the Exclusive Option Agreement will be automatically renewed, the term of the renewed agreement will be determined till HKIFS’s written confirmation.

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

Summarized below is the information related to the combined VIEs’ assets and liabilities as of December 31, 2019 and 2018, respectively:

	As of December 31, 2019	As of December 31, 2018

Current assets	$45,180,787	$51,754,573
Plant and equipment, net	1,503	210,790
Other noncurrent assets	6,520	1,560,202
Total assets	45,188,810	53,525,565
Total liabilities	(45,964,142)	(2,111,670)
Net assets	$(775,332)	$51,413,895

Summarized below is the information related to the financial performance of the VIEs reported in the Company’s consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017, respectively:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

Revenues	$1,366,417	$14,402,329	$25,116,139
Cost of revenues	$123	$654,979	$729,752
Total operating expenses	$784,840	$12,329,417	$3,477,939
Net loss / (income)	$53,859,306	$1,530,958	$(24,268,121)

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

The functional currency of HUSN and HKFS is United States dollars (“US$” or “$”). The functional currency of Yingxin Yijia, CIFS (Xiamen) Financial Leasing, Sheng Ying Xin and its subsidiaries are Renminbi (“RMB”), and the PRC is the primary economic environment in which the Company operates.

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

The exchange rates used are as follows:

	December 31, 2019	December 31, 2018

RMB exchange rate at balance sheets dates,	6.9762	6.8632

	Year Ended December 31,
	2019	2018	2017

Average exchange rate for each year	6.8944	6.6174	6.7518

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

(e) Cash

Cash and cash equivalents consist of cash on hand, cash on deposit and other highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The Company maintains cash with various financial institutions mainly in the PRC. As of December 31, 2019 and 2018, the Company had no cash equivalents.

(f) Accounts receivable and loans to third parties

Accounts receivable and loans to third parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and loans receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Based on management’s assessment of the collectability of the accounts receivable and loans to third party, allowance for loans to third party was $39,402,683as of December 31, 2019, and, allowance for loans to third party was $7,119,594 as of December 31, 2018. The value-added tax receivable from customers included in the accounts receivable in the balance sheet were $97,287and $1,006,361 as of December 31, 2019 and 2018, respectively. The accounts receivable, except for the principal of factoring as of December 31, 2019 were 0.07% collected as of March 31, 2020.

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

(i) Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2019, the Company did not recognize any impairment loss of its long-lived assets.For the year ended December 31, 2018, the Company recognized $73,999 impairment loss of its long-lived assets. For the year ended December 31, 2017 , the Company did not recognize any impairment loss of its long-lived assets.

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

(k) Revenue recognition

The Company adopted ASC Topic 606, “Revenue from Contracts with Customers” effective January 1, 2019, applying the modified retrospective method.

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation.

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

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities. The tax returns of the Company’s PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration Law on the Levying and Collection of Taxes, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not have any material interest or penalties associated with tax positions for the years ended December 31, 2019, 2018 and 2017 and did not have any significant unrecognized uncertain tax positions as of December 31, 2019, 2018 and 2017. The Company does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2019.

(m) Cost of revenues

The Company’s cost of revenues mainly consists of revenue-generating staff costs.

(n) Research and development expenses

The Company accounts for expenses for the enhancement, maintenance and technical support for the Company’s Internet platforms and intellectual property that are used in its daily operations as research and development expenses. Research and development costs are charged to expense when incurred. Expenses for research and development for the years ended December 31, 2019, 2018 and 2017 were approximately nil and US$3,512,512 , US$92,683, respectively.

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

(p) Earnings (loss) per Share

Earnings (loss) per share (“EPS”) are calculated in accordance with ASC Topic 260, “Earnings Per Share”. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common stock. The dilutive effect of outstanding common share warrants and options are reflected in the diluted earnings per share by application of the treasury stock method when the impact is dilutive. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted EPS. There is no dilutive effect for the years ended December 31, 2019, 2018 and 2017.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application of the amendments in this ASU is permitted for all entities. In July 2018, the FASB issued ASU No. 2018-11, “Leases (Topic 842)–Targeted Improvements”, which provide another transition method in addition to the existing transition method by allowing entities to initially apply the new lease standard at the adoption date (such as January 1, 2019, for calendar year-end public business entities) and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and provide lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (Topic 606). The Company adopted the amendments in these ASUs on January 1, 2019 using the additional modified retrospective transition method provided by ASU No. 2018-11. The adoption didn’t result in a material adjustment to the Company’s retained earnings as of January 1, 2019. Based on the Company’s current office space lease agreements as of December 31, 2019, the lease term are 12 months or less.The company asses lease ,which qualify for the short-term lease measurement and recognition exemption.

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

2(v) Going Concern

The Company has suffered from losses from operation and significant accumulated deficits. It’s net loss for the year ended December 31, 2019 was 61,995,758, and turned the retained earnings as of December 31, 2018 to 2019 from $36,653,460 to (25,379,698). As of December 31, 2019, the Company has cash and cash equivalents of 13,567 and net cash used in operating activities during the year ended December 31, 2019 was 1,071,378. The Company comes to have insufficient cash flows generated from operations and provided for development. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The management determines that additional effort will be required to improve the operation so that the Company may generate more profits to sustain its continuous. The Company may explore the channels to raise additional capital or any opportunities to improve the cash flow in the years to come.

NOTE 3. CASH

Cash consisted of the following:

	As of December 31, 2019	As of December 31, 2018

Cash on hand	$-	$-
Cash in banks	13,567	1,578,828
Total cash	$13,567	$1,578,828

NOTE 4. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of December 31, 2019	As of December 31, 2018
Interest receivable	$570,862	$3,381,550
Others	75,828	71,018
Total	$646,690	$3,452,568

Interest receivable represents interest income earned on loans to third parties (See Note 5).

NOTE 5. LOANS TO THIRD PARTIES

The Company lends their own funds to eligible third parties occasionally and receives interest income to better utilize the Company’s cash.

Loans to third parties consisted of direct loans and entrusted loan as follows:

	As of December 31, 2019	As of December 31, 2018

Direct loans to third parties	$12,200,000	$12,000,000
Entrusted loans to third parties	34,402,684	34,969,111
Impairment on uncollectable loans	(41,802,684)	(7,119,594)
Total loans to third parties	$4,800,000	$39,849,517

Direct loans

The Company lends their own funds directly to third parties. The detailed direct loan information as of December 31, 2019 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$4,000,000	5%	Aug 7, 2020
B	5,000,000	15%	Jan 28, 2019
C	3,000,000	5%	Jul 6, 2020
C	200,000	5%	Dec 26, 2020
Total	$12,200,000

The detailed direct loan information as of December 31, 2018 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$4,000,000	5%	August 6,2019
B	5,000,000	15%	January 28,2019
C	3,000,000	5%	July 6,2019
Total	$12,000,000

Management assessed the collectability of loans to third parties and determined that an impairment of $7,400,000 was required as of December 31, 2019. The interest income from such direct loans was $422,284, $1,133,407 and $1,865,426 for the years ended December 31, 2019, 2018 and 2017, respectively.

Entrusted loans

The Company also deposits (“entrust”) its funds in trust accounts with certain bank lenders, who will, in turn, make loans to borrowers.

The balance of entrusted loans as of December 31, 2019 was $34,402,684 to four borrowers. The detailed entrusted loan information as of December 31, 2019 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$2,866,890	16%	October 23, 2018
A	5,733,781	16%	December 26, 2018
B	4,300,335	16%	May 30, 2019
B	5,017,058	16%	July 27, 2019
C	7,167,225	16%	June 9, 2019
C	5,733,781	16%	July 9, 2019
D	3,583,614	16%	September 7, 2019
Total	$34,402,684

The balance of entrusted loans as of December 31, 2018 was $34,969,111 to four borrowers. The detailed entrusted loan information as of December 31, 2018 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$2,914,093	16%	October 23, 2018
A	5,828,185	16%	December 26, 2018
B	4,371,139	16%	May 30, 2019
B	5,099,662	16%	July 27, 2019
C	7,285,231	16%	June 5, 2019
C	5,828,185	16%	July 9, 2019
D	3,642,616	16%	September 7, 2019
Total	$34,969,111

$34,402,684 of the entrusted loan balance as of December 31, 2019 due from all borrower was not collected subsequently. Management assessed the collectability of these entrusted loans and determined that an impairment of $34,402,684 was required as of December 31, 2019.

The interest income from such entrusted loans was $2,043,124, $5,109,237 and $2,205,173 for the years ended December 31, 2019, 2018and 2017.

NOTE 6. DUE FROM RELATED PARTIES

Due from related party consists of the following:

	As of December 31, 2019	As of December 31, 2018
Sheng Ying Xin (Beijing) Film Industry Co., Ltd.	$43,412	$44,128
Beijing ZhipingScience and Technology Development Co., Ltd.	28,259	28,724
Anytrust Information Technology Co., Ltd	4,795	112,109
Total due from related party	$76,466	$184,961

As of December 31, 2019, the Company has related party receivable of $76,466, due to advances made on behalf of these related parties.

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2019	As of December 31, 2018
Furniture	$430	$209,444
Electronic equipment	7,329	214,300
Leasehold improvement	-	47,440
Total property and equipment	7,759	471,184
Less: accumulated depreciation	(6,256)	(146,299)
Less: impairment	-	(73,999)
Property and equipment, net	$1,503	$250,886

Depreciation expense was $60,910, $58,369 and $26,286, respectively for the years ended December 31, 2019, 2018 and 2017.

NOTE 8. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of December 31, 2019	As of December 31, 2018

Accounting software	$7,155	$7,272
Less: accumulated amortization	(5,215)	(3,846)
Intangible assets, net	$1,940	$3,426

Amortization expense was $1,448, $1,538 and $13,028, respectively, for the years ended December 31, 2019, 2018 and 2017.

NOTE 9. RELATED PARTY TRANSACTIONS

Due from related parties:

As of December 31, 2019, the Company has related party receivables of $76,467, due to advances made on behalf of related parties, including $43,414 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $28,259 from Beijing Zhiping Science.

Due to related party:

As of December 31, 2019 and 2018, the Company has related party payables of $279,925 and $32,005, respectively, due to Mr. Jianxin Lin the Company’s founder, former chairman of the board of directors and former chief executive officer and Mr Jinchi Xu the Company’s director and chief financial officer, who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

NOTE 10. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as contribution was made. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such contributions were approximately $140,149,$1,317,484 and $237,531for the years ended December 31, 2019, 2018and 2017, respectively.

NOTE 11. Taxation

a)	Corporate Income Taxes

HUSN is incorporated in the BVI. Under the current law of the BVI, HUSN is not subject to tax on income or capital gains. Additionally, if dividends are paid by HUSN to its shareholders, no BVI withholding tax will be imposed.

HKIFS was incorporated in HongKong and does not conduct any substantial operations of its own. No provision for Hongkong profits tax has been made in the financial statements as HKFS has no assessable profits for the years ended December 31, 2019 2018 and 2017

The HUSN’s PRC subsidiary, Yingxin Yijia, CIFS (Xiamen) Financial Leasing and its variable interest entities, Sheng Ying Xin and its subsidiaries being incorporated in the PRC, are governed by the income tax law of the PRC and are subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. Kashgar Sheng Ying Xin, which was incorporated in Kashgar City, Xinjiang Autonomous Region in People’s Republic of China, is exempted from income tax from its inception to December 31, 2020 and is subject to a tax rate of 25% after December 31, 2020.

The components of the income tax expense are as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

Current	$7,243	$151,153	$672,205
Deferred	-	(1,853,280)	(38,890)
Total	$7,243	$(1,702,127)	$633,315

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2019, 2018 and 2017 and the Company’s effective income tax expenses is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
(Loss)profit before income taxes	$(61,988,515)	$(5,520,864)	$24,681,499
PRC statutory EIT rate	25%	25%	25%
Income tax (benefit) expenses computed at statutory EIT rate	(15,497,129)	(1,380,216)	6,170,375
Reconciling items:
Valuation allowance	1,798,398	-	2,505
Effect of tax holidays	93,455	(2,209,107)	(5,617,858)
Temporary difference	13,369,701	1,586,726	-
Permanent difference	242,818	300,470	78,293
Income tax (benefit) expense	7,243	(1,702,127)	633,315

b)	Deferred Taxes

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of December 31, 2019	As of December 31, 2018

Deferred income tax assets	1,798,398	-
Net operating loss carry forwards	$-	$1,798,398
Total Deferred income tax assets	-	1,798,398
Less: Valuation allowance	(1,798,398)	-
Net deferred income tax assets	$-	$1,798,398

	As of December 31, 2019	As of December 31, 2018
Deferred income tax liabilities
Intangible assets from business combination	$-	$-
Total deferred income tax liabilities	$-	$-

The Company’s NOL was mainly from the Company’s VIE and subsidiaries’ cumulative net operating losses (“NOL”) of approximately $ 59,607,294 as of December 31, 2019. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.”

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

Taxes payable consisted of the following:

	As of December 31, 2019	As of December 31, 2018

Corporate income tax payable	$423,563	$758,136
Value added tax payable	548,276	2,938
Other surtaxes payable	14,356	37,925
Total	$986,195	$798,999

NOTE 12. (LOSS) EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted earnings per share:

	For the years ended December, 31
	2019	2018	2017
Numerator:
Net (loss) income	$(61,995,758)	$(3,818,737)	$24,048,184
Denominator:
Weighted average number of common stock outstanding-basic and diluted	22,114,188	22,114,188	20,880,706
(Loss) earnings per share – Basic and diluted:	$(2.80)	$(0.17)	$1.15

NOTE 13. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2019 and 2018, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Mainland China and Hongkong, which management believes are of high credit quality.

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

Concentration of customers

There was no customer whose revenue accounts for more than 10% of total revenue for the year ended December 31, 2019. Three customers have outstanding accounts receivable balances that accounts for 44.01%, 19.38% and 17.95% of the total accounts receivable balance as of December 31, 2019, respectively.

There was no customer whose revenue accounts for more than 10% of total revenue for the year ended December 31, 2018. Three customers have outstanding accounts receivable balances that accounts for 20.88%, 19.34% and 11.63% of the total accounts receivable balance as of December 31, 2018, respectively.

NOTE 14. COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s office lease commitment as of December 31, 2019:

Office Rental

Year ending December 31,
2020	4,399

Total	$4,399

For the years ended December 31, 2019, 2018 and 2017, rental expenses under operating leases were approximately $258,476, $2,516,053 and $975,868, respectively.

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. The company is not currently involved in any such claims.

NOTE 15. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIEs only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIEs in China are required to make annual appropriations of 10% of after-tax profits to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIEs included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. As of December 31, 2019 and 2018, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIEs that are included in the Company’s consolidated balance sheets, were $11,353,962 and $11,316,561, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiary and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiary and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

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

As of December 31, 2019 and 2018 there were approximately $(14,744,086) and $38,930,224retained earnings in the aggregate, respectively, which were generated by our PRC subsidiaries and VIEs in Renminbi included in our consolidated balance sheets, aside from $11,353,962 and $11,316,561of the paid-in capital and statutory reserve funds as of December 31, 2019 and 2018, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit our PRC subsidiaries’ or VIEs’ ability to make dividends or other payments in U.S. dollars to us, in addition to the restricted net assets as of December 31, 2019 and 2018, respectively, as discussed above.

NOTE 16. SHARES SPLIT

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

NOTE 17. SUBSEQUENT EVENTS

In December 2019, there was an outbreak of the novel coronavirus (COVID-19) in China that has since spread to many other regions of the world. The outbreak was subsequently labeled as a global pandemic by the World Health Organization in March 2020. It is anticipated that the COVID-19 outbreak may ultimately have a material adverse impact on the Company’s results of operations, financial position and cash flow in 2020 including, but not limited to:

Transportation delays and cost increases, more extensive travel restrictions, closures or disruptions of businesses and facilities or social, economic, political or labor instability in the affected areas, may impact the Company’s customers’ operations. Customers may not be able to repay their loans on time due to lack of capital.

The extent of the impact of COVID-19 on the Company’s operations and financial results depends on future developments and is highly uncertain due to the unknown duration and severity of the outbreak. The situation is changing rapidly and future impacts may materialize that are not yet known. The Company continues to monitor the situation closely and may implement further measures to provide additional financial flexibility and improve the Company’s cash position and liquidity.

On April 9, 2020, the Company entered into subscription agreements with three accredited investors for the sale and issuance of two million shares (2,000,000) ordinary shares of the Company, $0.001 par value per share (“Ordinary Shares”) at a per-share price of $0.40 for aggregate gross proceeds of $800,000 (the “Private Placement). The subscription agreements contain customary representations, warranties and agreements by the Company and customary conditions to closing. The Company closed the Private Placement on May 12, 2020 and intend to use the funds for working capital. No brokers or placement agents was involved. Our Private Placement is exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Section 4(a)(2) thereof and/or Rule 506 of Regulation D and Regulation S thereunder, each as promulgated by the Securities and Exchange Commission (the “Commission”).

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4*	Articles of Associations of Jianxin Management Limited

1.5*	Memorandum of Association of Jianxin Management Limited

1.6*	Business License of Beijing Yingxin Yijia Network Technology Co., Ltd

1.7*	Articles of Association of Beijing Yingxin Yijia Network Technology Co., Ltd

1.8*	Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated February 17, 2016

1.9*	New Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 25, 2016

1.10*	Articles of Association of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd

1.11*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated February 6, 2015

1.12*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated June 30, 2015

1.13*	Internet Content Provider License of People’s Republic of China

1.14*	Certificate of Incorporation of Hongkong Internet Financial Services Limited

1.15*	Incorporation Form of Hongkong Internet Financial Services Limited

1.16*	Articles of Association of Hongkong Internet Financial Services Limited

1.17**	Business License of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

1.18**	Articles of Association of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

129

1.19**	Amended and Restated Memorandum of Association of China Internet Nationwide Financial Service Inc. dated March 20, 2017.

1.20 ***	Certificate of Approval of Beijing Yingxin Yijia Network Technology Co., Ltd.

1.21****	Business License of Anytrust Science & Technology Co., Ltd.

1.22****	Articles of Associations of Anytrust Science & Technology Co., Ltd.

1.23****	Business License of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.24****	Articles of Associations of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.25****	Business License of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.26****	Articles of Associations of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.27†	Business License of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.28†	Articles of Associations of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.29†	Business License of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.30†	Articles of Associations of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.31†	Business License of Hangzhou Yuchuang Investment Partnership

1.32†	Letter of Confirmation of Capital Contribution of Hangzhou Yuchuang Investment Partnership

1.33†	Business License of CIFS (Xiamen) Financial Leasing Co., Ltd.

1.34†	Articles of Associations of CIFS (Xiamen) Financial Leasing Co., Ltd

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

4.1*	Employment Agreement between the Company and its executive officers.

4.2*	English translation of Lease Agreement dated October 8, 2014

4.3*	English translation of Form of Financial Advisory Agreement for Commercial Payment Advisory Services (2016 version)

4.4*	English translation of Form of Financial Advisory Agreement for International Corporate Financing Advisory Services (2016 version)

4.5*	English translation of Form of Financial Advisory Agreement for Intermediary Bank Loan Advisory Services (2016 version)

4.6*	English translation of Form of Financial Advisory Agreement (2015 version)

4.7*	English translation of RMB Entrusted loan Contract (Agency Contract) entered into by and between Ding Zhi Tai Da Investment Management (Beijing) Co., Ltd and China Guangfa Bank Co., Ltd dated December 24, 2015

4.8*	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated March 18, 2016

4.9*	English translation of Loan Extension Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated September 17, 2016.

4.10*	Exclusive Business Cooperation Agreement entered into by and between Beijing Yingxin Yijia Network Technology Co., Ltd and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.11*	Exclusive Option Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.12*	Power of Attorney granted by shareholders of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (Jianxin Lin and Shaoyong Huang) dated April 26, 2016.

130

4.13*	Share Pledge Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.14**	Loan Agreement between the Company and Jianxin Lin dated March 17, 2016.

4.15**	Employment Agreement between the Company and Jianxin Lin dated September 30, 2014.

4.16**	Employment Agreement between the Company and Jinchi Xu dated September 30, 2014.

4.17**	Employment Agreement between the Company and Lu Sun dated December 1, 2015.

4.18**	Letter of Appointment between the Company and Sheve Li Tay dated February 22, 2017.

4.19**	Letter of Appointment between the Company and Hong Huang dated February 22, 2017.

4.20**	Letter of Appointment between the Company and Kam Cheong Leong dated February 22, 2017.

4.21**	Form of Warrant Agreement between the Company and Boustead Securities LLC

4.22**	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Cai Longge dated September 25, 2016

4.23****	English Translation of Equity Transfer Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Beijing Tianhuang Tongda Technology Co., Ltd. dated November 14, 2017 (previously filed as Exhibit 10.1 with the report on Form 6-K filed with the SEC on November 14, 2017 and incorporated herein by reference)

4.24****	English Translation of Sheng Yin Xin Lease Agreement (Unit 13-14) dated September 28, 2017

4.25****	English Translation of Sheng Yin Xin Lease Agreement (Unit 08-12) dated May 5, 2017

4.26****	English Translation of Anytrust Lease Agreement dated December 4, 2017

4.27****	English Translation of Fu Hui Registered Office Agreement dated March 26, 2018

4.28****	English Translation of Strategic Cooperation Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and China Co-op Foreign Trade LLC dated December 26, 2017.

4.29****	English Translation of Kashgar SYX Lease Agreement dated May 25, 2017.

4.30****	Lease Agreement of China Internet Nationwide Financial Services Inc. dated October 4, 2017.

4.31†	English Translation of the Equity Transfer Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Jianxin Lin dated December 30, 2018.

4.32†	English Translation of the Lease Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd. dated February 25, 2019.

4.33	Employment Agreement between the Company and Warren Wang dated March 31, 2020.

4.34	Letter of Appointment between the Company and Ming (Martin) Yi dated March 31, 2020.

4.35	Letter of Appointment between the Company and Hong Cheng dated April 20, 2020.

4.36	Letter of Appointment between the Company and Xiaoyue Zhang dated April 20, 2020.

4.37	English Translation of the Exclusive Option Agreement between Hongkong Internet Financial Services Limited, Jianxin Lin and Hongkong Shenqi Technology Limited dated September 26, 2019.

4.38	English Translation of the Exclusive Business Cooperation Agreement between Hongkong Internet Financial Services Limited and Hongkong Shenqi Technology Limited dated September 26, 2019.

4.39	English Translation of Lease Agreement between Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd and Fuhui (Xiamen) Commercial Factoring Co., Ltd dated April 11, 2019.

4.40	English Translation of Lease Agreement between Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd and Sheng Yin Xin (Beijing) Management Consulting Co., Ltd dated August 29, 2019.

8.1	Subsidiaries of the Registrant

11.1**	Code of Business Conduct and Ethics of the Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent report of Marcum Bernstein & Pinchuk llp.

23.2	Consent report of Wei Wei & Co., LLP.

23.3	Consent report of Centurion ZD CPA & Co.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

† Previously filed with the Annual Report on Form 20-F, filed with the SEC on May 10, 2019 and incorporated herein by reference.

131

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUDSON CAPITAL INC.

By:	/s/ Warren Wang
Name:	Warren Wang
Title:	Chairman and Chief Executive Officer

Date: June 15, 2020

132