Form 20-F
period 2020-12-31
Hudson Capital Inc.
filed 2021-05-05
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

19 West 44th Street, Suite 1001,

New York, NY 10036

Telephone: (970) 528- 9999

Email: warren@pxadivsors.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.005 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares, par value $0.005 per share is 6, 406,146 as of December 31, 2020.

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

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our Company,” “our,” or “HUSN” refers to Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Hongkong Internet Financial Services Limited, Hongkong Shengqi Technology Limited, Beijing Yingxin Yijia Network Technology Co., Ltd, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., Ltd., CIFS (Xiamen) Financial Leasing Co., Ltd., Fuhui (Xiamen) Commercial Factoring Co., Ltd., Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd., Hangzhou Yuchuang Investment Partnership and our U.S. subsidiaries, Hudson Capital USA Inc., Hudson Capital Merger Sub I Inc. and Hudson Capital Merger Sub II Inc.

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.005 per share

●	“U.S.” means the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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

The following table presents the selected consolidated financial information for our company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets data as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

Revenue
- Third parties	$618	$1,366,417	$14,402,329
- Related parties	–
Total revenue	618	1,366,417	14,402,329

Cost of revenues	–	123	654,979
Gross profit	618	1,366,294	13,747,350

Operating expenses
Selling and marketing expenses	10,748	100,460	576,526
General and administrative expenses	4,123,108	1,893,499	11,664,394
Research & Development Expense	–	–	3,512,512
Total Operating expenses	4,133,856	1,993,959	15,753,432
(Loss) income from operations	(4,133,238)	(627,665)	(2,006,082)

Other income (expenses)
Interest income on bank deposit	14	666	16,182
Loss on disposal of a subsidiary	–	–	(2,062,155)
Other expenses	(507,830)	(5,611,484)	(510,200)
Interest income from loans to third parties	365,000	2,191,631	6,465,042
Impairment loss on loans to third parties and property and equipment	(4,799,299)	(57,941,663)	(7,423,651)
Total other (expenses) income, net	(4,942,115)	(61,360,850)	(3,514,782)

(Loss) Income before income tax expenses	(9,075,353)	(61,988,515)	(5,520,864)
Income tax (benefit) expenses	–	7,243	(1,702,127)
Net (loss) income	$(9,075,353)	$(61,995,758)	$(3,818,737)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	2,686,394	(365,258)	(2,415,919)
Comprehensive (loss) Income	$(6,388,959)	$(62,361,016)	$(6,234,656)

Weighted average number of shares, basic and diluted	6,406,146	4,422,837 *	4,422,837 *
Basic and diluted (loss) earnings per share	$(1.42)	$(14.2)*	$(0.85)*

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

COVID-19 Pandemic

COVID-19 pandemic might have a material adverse effect on our business, financial condition, results of operations, and liquidity.

In December 2019, a novel strain of coronavirus was reported to have surfaced, which has and is continuing to spread throughout the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the COVID-19 disease a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic.” The COVID-19 outbreak has resulted in, and a significant outbreak of other infectious diseases could result in, a widespread health crisis that could materially and adversely affect the economies and financial markets worldwide, and the operations and financial position of any potential target business with which we consummate a business combination could be materially and adversely affected. Furthermore, we may be unable to complete a business combination if continued concerns relating to COVID-19 restrict travel, limit the ability to have meetings with potential investors, if the target company’s personnel, vendors and service providers are unavailable to negotiate and consummate a transaction in a timely manner, or if COVID-19 causes a prolonged economic downturn. The extent to which COVID-19 impacts our search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our ability to consummate a business combination, or the operations of a target business with which we ultimately consummate a business combination, may be materially adversely affected.

In addition, our ability to consummate a business combination may be dependent on the ability to raise equity and debt financing which may be impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

COVID-19 could negatively affect our internal controls over financial reporting as a portion of our workforce is required to work from home and therefore new processes, procedures, and controls could be required to respond to changes in our business environment. Further, should any key employees become ill from COVID-19 and unable to work, the attention of the management team and resources could be diverted.

The potential effects of COVID-19 could also heighten the risks we face related to each of the risk factors disclosed below. As COVID-19 and its impacts are unprecedented and continuously evolving, the potential impacts to these risk factors remain uncertain. As a result, COVID-19 may also materially adversely affect our operating and financial results in a manner that is not currently known to us or that we do not currently consider may present significant risks to our operations.

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

Our business had achieved rapid growth since our inception although our business had underperformed for the financial year ended December 31, 2018 and continued to decline for the financial years ended December 31, 2019 and December 31, 2020. Our net revenue increased from $0 for the period from September 16, 2014 (Inception) through December 31, 2014 to $7,781,686 for the year ended December 31, 2015, $15,821,980 for the year ended December 31, 2016, $25,116,139 for the year ended December 31, 2017, decreased to $14,402,329 for the year ended December 31, 2018, to $1,366,417 for the year ended December 31, 2019 and to $618 for the year ended December 31, 2020.   Our net loss was $164,250 for the period from September 16, 2014 (Inception) through December 31, 2014, and increased to a net income of $5,612,025 for the year ended December 31, 2015, $13,888,767 for the year ended December 31, 2016, $24,048,184 for the year ended December 31, 2017, a net loss of $3,818,737 for the year ended December 31, 2018, a net loss of $61,995,758 for the year ended December 31, 2019, and a net loss of $9,075,353 for the year ended December 31, 2020. Our negative growth rate in recent years and the limited history of financial leasing business make it difficult to evaluate our prospects. We may not and will most likely not be able to come back to our historically rapid growth or may not be able to grow our business at all.

If we are unable to maintain or increase the volume of loan transactions facilitated through us or if we are unable to retain existing clients or attract new clients, our business and results of operations will be adversely affected.

The volume of financing facilitated through us has grown rapidly since our inception although we underperformed during the financial years ended December 31, 2018, 2019 and 2020. The total amount of loans facilitated through us was $0 in 2020 compared to RMB153 million (approximately $22 million) in 2019, RMB659 million (approximately $996 million) in 2018, RMB 16.4 billion (approximately $2,429 million) in 2017, RMB9.8 billion (approximately $1,471 million) in 2016 and RMB 4.5 billion (approximately $728 million) in 2015, which increased substantially from zero in 2014 (we only began operations in October 2014). To resume our high growth momentum of growth, we must increase the volume of loan transactions by retaining current customers and attracting more customers.

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

We do not have any formal agreement with our bank partners for the provision of commercial payment advisory services, intermediary bank loan advisory services or the international corporate financing advisory service. We are dependent of our senior management, namely Mr. Warren Wang, our Chief Executive Officer and Mr. Hon Man Yun, our Chief Financial Officer to forge a new direction for us. If either of them is unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

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

From the inception of the Company to the end of its fiscal year of 2020, we made a total of $45,514,815 in direct loans to 6 clients with interest rates from 8% to 16%. The terms of these loans were generally for six to twelve months. We earned $6,182,343 in interest for making these loans.

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

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs. Furthermore, we do not maintain key man life insurance on any of members of key management. In the event any key member were to be unable to continue their services for any reason including death or disability, our operations will be severely impacted which, in turn, will severely impact our revenue and profitability.

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

Our business could also be adversely affected by the effects of Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19 or other epidemics and pandemics. Our business operations could be disrupted if any of our employees is suspected of having Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or other epidemics or pandemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

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

Substantial uncertainties exist with respect to the interpretation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 FIL Draft, which expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled via contractual arrangement would also be deemed as foreign invested enterprises, if they are ultimately “controlled” by foreign investors.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, or the FIL, which came into effect on January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations. Pursuant to the FIL, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council. Although the FIL has deleted the particular reference to the concept of “actual control” and contractual arrangements compared to the 2015 FIL Draft, there is still uncertainty regarding whether our VIE would be identified as a FIE in the future.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China.

Even if our VIE were to be identified as a FIE in the future, we believe that our current business would not be adversely affected. However, if we were to engage in any business conduct involving third parties identified as prohibited or restricted on the Negative List, our VIE as well as its subsidiary may be subject to laws and regulations on foreign investment. In addition, our shareholders would also be prohibited or restricted to invest in certain sectors on the Negative List. However, even if our VIE were to be identified as a FIE, the validity of our contractual arrangements as well as our corporate structure would not be adversely affected. We would still be able to receive benefits from our VIE in accordance with the contractual agreements. In addition, as the Chinese government has been updating the Negative List in recent years and reducing the sectors prohibited or restricted for foreign investment, it is probable in the future that, even if our VIE is identified as a FIE, it is still allowed to acquire or hold equity of enterprises in sectors currently prohibited or restricted for foreign investment.

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

We rely on contractual arrangements with our variable interest entity to operate our electronic platform in China and other businesses in which foreign investment is restricted or prohibited. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organization structure— Contractual Arrangements among Our Wholly-foreign Owned Enterprise, Variable Interest Entity and the Variable Interest Entity Equity Holders.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entity.

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

Under the PRC Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify MOFCOM, in advance of any transaction where the parties’ revenues in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. In addition, on August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and was amended on June 22, 2009. Under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Our proposed acquisition of control of, or decisive influence over, at least any two participating companies (including us) with a turnover within the PRC of more than RMB400 million (approximately $60.15 million) in the fiscal year prior to any proposed acquisition and all of the participating companies (including us)with a turnover within the PRC of more than RMB2 billion (approximately $0.30 billion) or with a global turnover of RMB10 billion (approximately $1.50 billion) in the fiscal year prior to any proposed acquisition, would be subject to MOFCOM merger control review. Certain transactions we may undertake could be subject to MOFCOM merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, MOFCOM has not accepted antitrust filings for any transaction involving parties that adopt a variable interest entity structure. If MOFCOM’s practice remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether transactions that we may undertake would subject us to fines or other administrative penalties and negative publicity and whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. For further discussion on SAFE Circular 37 and its impact on dividend distribution, please see below “Regulations Relating to Foreign Exchange and Dividend Distribution – SAFE Circular 37” on page 64.

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

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each operating subsidiary. As of December 31, 2020, these restricted assets totaled RMB 70,438,226 (approximately $11,353,962).

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

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2020, we had 6,406,146 ordinary shares outstanding. All of our ordinary shares were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. However sale of ordinary shares or their perceived potential sale by any other substantial shareholder in the public market could cause the price of our ordinary shares to decline significantly.

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

We are incorporated in the British Virgin Islands and conduct substantially all of our operations in China through our wholly-foreign owned enterprise and the variable interest entity. Some of our directors and our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the British Virgin Islands or in China in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and China may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States of China, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Although we have transitioned to the Capital Market and have regained compliance with the continued listing requirements of the Nasdaq, we intend to actively monitor the closing bid price for our ordinary shares and will take all reasonable actions to ensure compliance. In the event of non-compliance, there can be no assurance that the Company will be able to regain compliance with the Nasdaq Rules or will otherwise be in compliance with other Nasdaq listing criteria. In the event we are unsuccessful, our ordinary shares will be delisted and you will likely experience a devaluation in the market price of your shares as well as face challenges in trading them forthwith.

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

Our Major Corporate Milestones

Our Corporate Structure

We were established as “China Internet Nationwide Financial Services Inc.”, a holding company incorporated under the laws of British Virgin Islands on September 28, 2015. On October 7, 2015, we incorporated Hongkong Internet Financial Services Limited (“HKIFS) in Hong Kong SAR. HKIFS, in turn, incorporated Beijing Yingxin Yijia Network Technology Co., Ltd (“WFOE”) in the People’s Republic of China with a registered capital of RMB1,000,000 (approximately $150,375.94) on December 31, 2015. WFOE has entered into a series of contractual agreements with Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin” or “SYX”), a company incorporated in the People’s Republic of China on September 16, 2014. Sheng Ying Xin was originally incorporated as Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd and later changed its name to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd on February 17, 2016. Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd, as it was then known, was initially incorporated with a registered capital of RMB 45,000,000 (approximately $6,766,917.29). Its registered capital was later increased to RMB 150,000,000(approximately $22,556,390.98) on June 30, 2015 but later reduced to RMB 50,000,000 (approximately $7,518,796.99) on April 25, 2016. On December 29, 2016, Sheng Ying Xin incorporated Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”) in the People’s Republic of China with a registered capital of RMB 5,000,000 (approximately, $726,665), which capital has to be contributed in full by December 31, 2026. The legal representative of Kashgar SYX is Mr. Shaoyong Huang, who is also a 1% nominee equity shareholder of Sheng Ying Xin on behalf of Mr. Jianxin Lin.

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

In 2019, we generated $949,070 in revenue from providing factoring services by Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. (“FuhuiSZ”), and Fuhui (Xiamen) Commercial Factoring Co., Ltd. (“FuhuiXM”).

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

On April 9, 2020, we entered into subscription agreements with three accredited investors for the sale and issuance of two million shares (2,000,000) ordinary shares of the Company, $0.001 par value per share at a per-share price of $0.40 for aggregate gross proceeds of $800,000. We closed the private placements on May 12, 2020. The private placements were exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereof and/or Rule 506 of Regulation D and Regulation S thereunder, each as promulgated by the Securities and Exchange Commission.

In keeping with our plan to diversity our operations and rebrand ourselves, our corporate name was changed to “Hudson Capital Inc.” on April 23, 2020 and we began to trade under our new symbol, “HUSN” on May 8, 2020. On April 9, 2020, we incorporated a New York subsidiary, Hudson Capital USA Inc.

Our securities were transferred to the Capital Market at the opening of business on July 16, 2020.

On August 20, 2020, Mr. Jinchi Xu tendered his resignation as Chief our Financial Officer and director and on the same day, we appointed Mr. Hon Man Yun to succeed Mr. Xu as Chief Financial Officer and director.

On September 9, 2020, we incorporated Hudson Capital Merger Sub I Inc. in Delaware, which in turn incorporated Hudson Capital Merger Sub I Inc. in Delaware as a wholly-owned subsidiary.

On October 26, 2020, we filed Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgins Islands to effect a 5-for-1 reverse stock split (the “Reverse Split”) of our ordinary shares. As a result of the Reverse Split, every five (5) ordinary shares were automatically combined into one (1) ordinary share. In connection with the Reverse Split, our par value per share was increased from $0.001 to $0.005.

On June 23, 2020 and July 31, 2020, we closed on two registered direct offerings for the purchase and sale of 4,352,941 of the Company’s ordinary shares, at a purchase price of $0.85 per share, for an aggregate purchase price of approximately $3.7 million and the purchase and sale of 3,555,556 of the Company’s ordinary shares, at a purchase price of $0.45 per share, for an aggregate purchase price of approximately $1.6 million, respectively. Chardan Capital Markets LLC acted as placement agent in both offerings. The net proceeds to the Company from the offerings, after deducting placement agent fees and estimated offering expenses, were approximately $3.328 million and $1.39 million, respectively.

Entry into a Merger Agreement.

In a bid to strategically adjust our business to diversify into new business opportunities, on October 10, 2020, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Hudson Capital Merger Sub I, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware corporation and Merger Sub I’s wholly-owned subsidiary, FreightHub, Inc., a Delaware corporation (“FreightHub”) and ATW Master Fund II, L.P., as the representative of the stockholders of FreightHub (the “Stockholders’ Representative”).

Pursuant to the Merger Agreement, we would merge with and into Merger Sub I to redomesticate from the British Virgin Islands to Delaware, with Merger Sub I as the surviving corporation (the “Redomestication Merger”).

Thereafter, Merger Sub II will merge with and into FreightHub, with FreightHub as the surviving corporation and wholly-owned subsidiary of Merger Sub I (the “Merger”).

FreightHub is a transportation logistics platform company, focusing on truckload freight for domestic and cross-border markets in Mexico, the US and Canada. As an innovative digital freight marketplace, broker, transportation management system (TMS) and public API, FreightHub uses its proprietary technology platform to connect carriers and shippers that significantly improves matching and operation efficiency via innovative technologies such as live pricing and real-time tracking.

For more information on the Redomestication Merger and Merger, please refer our Current Report on Form 6K filed with the Securities and Exchange Commission on October 15, 2020 and to the Registration Statement on Form S-4 of Merger Sub I filed with the Securities and Exchange Commission on November 12, 2020 and subsequent amendments thereto.

Below is a diagrammatic representation of our present corporate structure:

Hndson Capital Inc. (" HUSN")
a British Virgin Islands corporation
CEO: Warren Wang CFO: Hon Man Yun
100%
Hudson Capital Merger Sub I Inc.
100%
100%
100%
Hudson Capital USA Inc., a New York subsidiary
Hongkong Shengqi Technology Limited ("HKSQ") A Hong Kong Corporation
HKSQ VIE Agreements
100%
Hongkong Internet Financial Services Limited ("HKIFS"), a Hong Kong corporation
Hudson Capital Merger Sub II Inc.
100%
onshore
100%
Jianxin Lin
Shaoyong Huang
CIFS (Xiamen) Financial Leasing Co. Ltd
99%
1%
Beijing Yingxin Yijia Network Technology Co., Ltd. ("Yingxin Yijia" or"WFOE") a People's Republic of China Corporation
VIE Contractual Agreement
Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. ("Sheng Ying Xin"), a People's Republic of China corporation
100%
100%
100%
100%
100%
Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.
Fu Hui (Xiamen) Commercial Factoring Co., Ltd.
Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.
Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.
Hangzhou Yuchuang Investment Partnership

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

Our Business

We are in the business of providing financial advisory services to meet the financial and capital needs of our clients, which comprise largely of small-to-medium sized enterprises (“SMEs”). Through our wholly-owned subsidiaries, Hongkong Internet Financial Services Limited (“HKIFS”) and Beijing Yingxin Yijia Network Technology Co., Ltd (“WFOE”) and our contractually controlled and managed company, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin” or “SYX”) and its wholly owned subsidiary, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), we offer commercial payment advisory services, international corporate financing advisory services and intermediary bank loan advisory services. Historically, we have also made direct loans to certain qualified borrowers. We do not anticipate making any more direct loans but instead, we will be depositing our funds in trust accounts with certain bank lenders, who will, in turn, make loans to borrowers. Be that as it may, we had made the “direct loans” to better utilize our excess cash on hand at that time. In view of the slowing economy, we anticipate that future “entrusted loans” will be infrequent, if at all.

Due to the COVID-19 pandemic in 2020, the People’s Republic of China was effectively in lockdown almost the entire year. We have suffered from the lockdown and have no meaningful revenue for the year 2020 as there was limited face-to-face interactions and business dealings the entire year.

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

Our Strategies

The key elements of our strategy to grow our business include:

●	Strengthen our service capabilities with a focus on higher margin commercial payment advisory service. We plan to focus on strengthening and developing factoring services as our core business which we believe is a fast growing segment and has great growth potential. In Financial Year 2019, our factoring service income increased to $949,070 from $499,187 in 2018. Further, in 2020, factoring was our only source of revenue, As a percentage of revenue, our revenue from factoring services is the largest and we believe that this segment will continue to be our main source of revenue. We plan to expand our factoring services to large state-owned enterprise

●	Expand geographical coverage. We aim to serve more clients from economically fast-developing areas such as Tianjin, Shandong, Hubei, Yangtze River Delta and the Pearl River Delta. When we first started operations, the bulk of our clients were from the Fujian province because of legacy relationships with their clients with management. In 2019, our client base expanded and less than 50% of them hailed from the Fujian province. We believe we have significant growth potential in these areas because (i) there are a large number of small-to-medium sized enterprises there that have greater demand for financing and alternative payment methods, and (ii) local banks based in these areas offer more diverse financial products and flexible services.

●	Enhance our ability to attract, incentivize and retain talented professionals. We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid- to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism. We implemented a key performance indicator, or KPI mechanism to assess the performance of departments and individuals and help determine compensation structures for each department and individual. We believe this KPI mechanism will enable us to monitor and keep track of the contributions and efforts of each employee and to help us efficiently identify and appropriately compensate our most valuable employees in the Company.

●	Expand our service portfolio. We plan to further expand our service portfolio by merging with or acquiring entities already holding other such financial service licenses, such as factoring, microcredit, financial leasing, pawn mortgage and rural banking licenses so that we may expand into providing such services.

●	Enhance our IT infrastructure. We received an Internet Content Provider (“ICP”) license for value-added Internet information services on December 18, 2015. We are implementing our “Plus Internet” strategy by developing our electronic platform in stages to allow our clients to firstly access information regarding available financial products and services and then later track their loan application status. We believe this will allow us to expand client reach beyond the physical boundaries of our office(s), and to efficiently match our clients’ financing needs with financing products offered by various financial sources online

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

The following table set forth our major service lines in terms of transaction value through present date:

Service Line	Revenue
(For the year ended December 31, 2020)
Commercial payment advisory services	$-
International corporate financing advisory service	-
Intermediary bank loan advisory services	-
Factoring Service	618
Technical service	-
Total	$618

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

For the period from October 1, 2014 through December 31, 2017, we had helped 27 SMEs obtain acceptance bills from banks in 28 transactions with a total transaction amount of RMB 8.3 billion (approximately $1.3 billion). For the period from January 1, 2017 through December 31, 2017, we helped 31 SMEs obtain acceptance bills from banks in 31 transactions with a total transaction amount of RMB 9,963 million (approximately $1,476 million). For the period from January 1, 2018 through December 31, 2019, we helped 22 SMEs obtain acceptance bills from banks in 22 transactions with a total transaction amount of RMB3,610 million (approximately $545 million).We conducted no business and generated no commercial payment advisory services revenue in 2020 because of the COVID-19 pandemic.

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

We charge our clients a service fee which is calculated at a percentage (typically ranging from 0.2% to 0.4%) of the amount of facilities obtained by our client’s offshore affiliate

For the period from September 16, 2014 through December 31, 2016, we had helped 6 SMEs obtain facilities from overseas banks in the amount of $550 million for their offshore affiliates. For the period from January 1, 2017 through December 31, 2017, we had helped 5 SMEs obtain facilities from overseas banks in the amount of $650 million for their offshore affiliates. For the period from January 1, 2018 through December 31, 2019, we had helped 2 SMEs obtain facilities from overseas banks in the amount of $110 million for their offshore affiliates. We conducted no business and generated no international corporate financing advisory services revenue in 2020 because of the COVID-19 pandemic.

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

For the period from January 1, 2017 through December 31, 2017, we provided bank loan advisory services to 11 SME clients in 11 loan financings with a total loan amount of RMB 2,045 million (approximately $303 million). For the period from January 1, 2018 through December 31, 2018, we provided bank loan advisory services to 24 SME clients in 23 loan financings with a total loan amount of RMB 2,408 million (approximately $363 million).  We conducted no business and generated no intermediary bank loan advisory services revenue in 2020 because of the COVID-19 pandemic.

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

Due to the COVID-19 pandemic in 2020, we conducted no new business in this business segment. The $618 recorded in this segment was a payment from a customer and recognized in 2020.

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

In 2019, we made a total of $34,402,684 in entrusted loans to seven clients at an interest rate of 12-16% per annum. The term of these loans was for 12 months and we earned $2,043,124 in interest for making these loans in 2019.  We made no entrusted loans/direct loans in 2020 because of the COVID-19 pandemic and accordingly, generated no revenue.

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

From the inception of the Company to the end of its fiscal year of 2020, we made a total of $45,514,815, equivalent to the figure at the end of fiscal year 2019 since all loans made in 2019 were entrusted bank loans and US$ direct loans which are not subject to this PBOC restriction, in direct loans to 6 clients with interest rates from 8% to 16%. The terms of these loans were generally for six to twelve months. We earned $6,182,343 in interest for making these loans in 2019.

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

Due to the COVID-19 pandemic in 2020, we had no new customers contributing to our revenue. There was only a receipt in advance and revenue recognized in 2020.

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

We are facing strong competition in the China factoring industry. According to the 2017 Development Report of the Commercial Factoring Industry in China, as of December 31, 2017, there were 8,261 registered factoring companies in China. We expect that the factoring business will continue developing fast in China in the future.  Due to the COVID-19 pandemic prevailing in 2020, the risks of our factoring business may be higher than normal and not justify the returns. We expect that this will be a difficult market to maintain higher margins.

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

Domain Name

We have one registered domain name, www.hudsoncapitalusa.com.

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

C.	Organization structure.

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship

Hongkong Internet Financial Services Limited	Hong Kong	Wholly-owned subsidiary

Beijing Yingxin Yijia Network Technology Co., Ltd	People’s Republic of China	Consolidated affiliated entity
Hongkong Shengqi Technology Limited	Hong Kong	Consolidated affiliated entity

Hudson Capital USA Inc.	New York	Wholly-owned subsidiary

Sheng Ying Xin (Beijing) Management Consulting Co., Ltd	People’s Republic of China	Consolidated affiliated entity

Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd	People’s Republic of China	Consolidated affiliated entity

Fu Hui (Shenzhen) Commercial Factoring Co., Ltd	People’s Republic of China	Consolidated affiliated entity

CIFS (Xiamen) Financial Leasing Co., Ltd.	People’s Republic of China	Wholly-owned subsidiary

Fu Hui (Xiamen) Commercial Factoring Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.	People’s Republic of China	Consolidated affiliated entity

Hangzhou Yuchuang Investment Partnership	People’s Republic of China	Consolidated affiliated entity

Hudson Capital Merger Sub I Inc.	Delaware	Wholly-owned subsidiary

Hudson Capital Merger Sub II Inc.	Delaware	Wholly-owned subsidiary

We are a holding company incorporated under the laws of British Virgin Islands on September 28, 2015. On October 7, 2015, we incorporated Hongkong Internet Financial Services Limited (“HKIFS) in Hong Kong SAR. HKIFS, in turn, incorporated Beijing Yingxin Yijia Network Technology Co., Ltd (“WFOE”) in the People’s Republic of China with a registered capital of RMB1,000,000 (approximately $150,375.94) on December 31, 2015. WFOE has entered into a series of contractual agreements with Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin” or “SYX”), a company incorporated in the People’s Republic of China on September 16, 2014. Sheng Ying Xin was originally incorporated as Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd and later changed its name to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd on February 17, 2016. Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd, as it was then known, was initially incorporated with a registered capital of RMB 45,000,000 (approximately $6,766,917.29). Its registered capital was later increased to RMB 150,000,000(approximately $22,556,390.98) on June 30, 2015 but later reduced to RMB 50,000,000 (approximately $7,518,796.99) on April 25, 2016. On December 29, 2016, Sheng Ying Xin incorporated Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”) in the People’s Republic of China with a registered capital of RMB 5,000,000 (approximately, $726,665), which capital has to be contributed in full by December 31, 2026. The legal representative of Kashgar SYX is Mr. Shaoyong Huang, who is also a 1% nominee equity shareholder of Sheng Ying Xin on behalf of Mr. Jianxin Lin.

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

On April 9, 2020, we incorporated Hudson Capital USA Inc. in NewYork as a wholly-owned subsidiary.

On September 9, 2020, we incorporated Hudson Capital Merger Sub I Inc. in Delaware, which in turn incorporated Hudson Capital Merger Sub I Inc. in Delaware as a wholly-owned subsidiary.

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

In Beijing, we lease approximately 127 square meters (approximately 1,367 square feet) of office space at Unit 1102 on the 11st Floor of No.6 Building located at Jianguo Road, Chaoyang District, Beijing. The lease started on March 5, 2019 and expired on March 04, 2020. Under this old lease, the Company paid a monthly rent of RMB 22,572.00 (approximately $3,320). The lease was terminated on August 21, 2019.

We entered into a new lease on April 4, 2019 for approximately 210 square meters (approximately 2,260 square feet) of office space at Unit 808 on the 7th Floor of No.8 Building located at Jianguo Road, Chaoyang District, Beijing. The lease will expire on September 1, 2020 and we shall pay a monthly rent of RMB 41,202 (approximately $5,976). The lease was terminated on April 3, 2019.

We also leased approximately 123 square meters (approximately 1,323 square feet) of office space at Unit 2106 on the 21st Floor of No.1 Building located at Jianguo Road, Chaoyang District, Beijing. The lease started on September 2, 2019 and expired on April 3, 2020. We paid a monthly rent of RMB 18,891 (approximately $2,740) under this lease. The lease was terminated on April 3, 2020.

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

We entered into a new sublease on April 1, 2020 for approximately 303 square meters (approximately 3,258 square feet) of office space at 19 West, 44th Street, Suite 1001, New York, NY 10036. The lease will expire on April 1, 2021 and we shall pay a monthly rent of $8,500.

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

We generate revenue from service fees in connection with our (i) commercial payment advisory services, (i) international corporate financing advisory services,(iii) intermediary bank loan advisory services, and (iv) supply chain financing services (factoring services). Additionally we earn interest income from our direct or entrusted lending activities. Our total net revenue was $25.12 million in 2017, $14.4 million in 2018, reduced to $1.37 million in 2019 and declined to $618 in 2020. We had a net loss of $3.82 million, $62 million and $9 million in 2018, 2019 and 2020, respectively. Our business has slowed down in recent years. The main reason is that although the number of clients we served and the amount of services we provided grew rapidly through 2017, due to the economic downturn in China since 2018, our clients’ financial needs significantly decreased. We served 47 customers, 47 customers and only one customer and arranged approximately $2.429 million, $996 million and $0.42 million in financings in 2017, 2018 and 2019, respectively. In 2020, because of the COVID-19 pandemic which resulted in a nation-wide lockdown, all economic activities came to a virtual standstill for almost a year and we have only started to recover gradually in the last quarter of 2020. We used to provide technical services through our subsidiary, Beijing Anytrust Science & Technology Co., Ltd (“Anytrust”). In 2018, we generated $0.54 million from the provision of technical services. However, in order to reduce our operating losses, we disposed of Anytrust on December 30, 2018 and therefore we no longer provide such technical services.

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

The Company does not have any level 2 or level 3 assets and liabilities as of December 31, 2020 and 2019.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, 2020 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required.

Results of Operations

Results for the Year ended December 31, 2020 compared to the Year ended December 31, 2019

Operating Metrics for the year ended December 31, 2020

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Year Ended December 31,
	2020		2019
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	-	-	153	22
Commercial Payment	-	-	-	-
International Corporate Financing	-	-	-	-
Intermediary Loan	-	-	153	22
Amount of financing factored:	-	-	-	-
Factoring Business	-	-	15	2

	For the Year Ended December 31,
	2020	2019
Number of clients advised(1)	-	1
Commercial Payment	-	-
International Corporate Financing	-	-
Intermediary Loan	-	1

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Year Ended December 31,
	2020	2019
	(in US$ thousands)
Advisory fees billed to clients(2)	-	417

(2)	Represent amounts net of VAT.

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

	Years ended December 31,		Variance
	2020	2019	Amount	%
Revenue	$618	$1,366,417	$(1,365,799)	(100.0)%
Cost of revenue	-	123	(123)	(100.0)%
Gross profit	618	1,366,294	(1,365,676)	(100.0)%
General and administrative expense	4,123,108	1,893,499	2,229,609	117.8%
Selling and distribution expense	10,748	100,460	(89,712)	(89.3)%
(Loss) income from operations	(4,133,238)	(627,665)	3,505,573	558.5%
Interest income on bank deposit	14	666	(652)	(97.9)%
Other income (expenses)	38,870	(5,611,484)	(5,103,654)	(91.0)%
Interest income from loans to third parties	365,000	2,191,631	(1,826,631)	(83.3)%
Impairment loss on loans to third parties and property and equipment	(5,345,999)	(57,941,663)	(53,142,364)	(91.7)%
(Loss) income before income taxes	(9,075,353)	(61,988,515)	(52,913,162)	(85.4)%
Income tax (benefit) expenses	-	7,243	(7,243)	(100.4)%
Net (loss) income	$(9,075,353)	$(61,995,758)	$(52,920,405)	(85.4)%
Comprehensive loss (income)	$(6,388,959)	$(62,361,016)	$(55,972,057)	(89.8)%

Revenue

A breakdown of our revenue for the year ended December 31, 2020 versus the year ended December 31, 2019 is set forth below:

	For the Year Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Intermediary Bank Loan Advisory Services	$-	-%	$417,347	30.5%	$(417,347)	(100.0)%
Factoring Service	618	100%	949,070	69.5%	(948,452)	(100.0)%
Total Amount	$618	100%	$1,366,417	100%	$(1,365,799)	(100.0)%

Net revenue for the year ended December 31, 2020 decreased by 100% year-over-year to $618 from $1,366,417 in the same period in 2019.

Approximately 30.5% of our revenue or $417,347 was derived from providing intermediary bank loan advisory services to just one customer in 2019, a 93.1% decrease from $6,091,830 in the year ended December 31, 2018.

Overall, our revenue decreased substantially for the year ended December 31, 2020 compared to the same period in 2019, mainly due to a reduction in business opportunities as a result of the overall economic environment and COVID-19 pandemic in the PRC and strategic adjustment of our business to diversify and explore new business opportunities.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $123 for the year ended December 31, 2019 compared to $654,979 for the year ended December 31, 2018. The main reasons for the decrease in cost of revenue was the very minimal business volume in 2020.

Our cost of revenue is broken down by service lines as follows:

	For the Year Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Sales tax and surcharges	$-	-%	$123	100.0%	$(123)	(100.0)%
Total Amount	$-	-%	$123	100%	$(123)	(100)%

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2020 decreased by 100% to $618 from $1,366,294 for the year ended December 31, 2019. The decrease is in line with the revenue decrease of 100% over the same periods.

Gross margin, or gross profit as a percentage of total revenue, was 100% for the year ended December 31, 2020 and 2019, which has no significant cost of revenue for both years.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the year ended December 31, 2020 and 2019, respectively:

	For the Year Ended December 31,				Variance
	2020	%	2019	%	Amount	%
General and administrative expenses	$4,123,108	99.7%	$1,893,499	95.0%	$2,229,609	117.8%
Selling and marketing expenses	10,748	0.3%	100,460	5.0%	(89,712)	(89.3)%
Total Amount	$4,133,856	100%	$1,993,959	100%	$2,139,897)	107.3)%

Total operating expenses for the year ended December 31, 2020 increased 107% to $4,133,856 from $1,993,959 in the year ended December 31, 2019.

General and administrative expenses consist primarily of staff costs, rental expenses and office related expenses. General and administrative expenses were $4,123,108, or as compared to $1,893,499, or 139% of total revenue for the year ended December 31, 2019, an increase of $2,229,609.  The increase in general and administrative expenses is mainly due to an increase in legal and professional expenses to maintain our Nasdaq listing status.

Selling and marketing expenses for the year ended December 31, 2020 decreased by 89% to $10,748 from $100,460 in the year ended December 31, 2019. The year-over-year decrease primarily resulted from downsize in our business.

Income from Operations and Operating Margin

Loss from operations in the year ended December 31, 2020 was $4,133,238, compared with loss from operations of $627,665 in the year ended December 31, 2019.

Operating margin, or income from operations as a percentage of total revenue was negative 6,692 times for the year ended December 31, 2020, compared with negative 46% for the year ended December 31, 2019 due to the previously discussed changes.

Other income/(expenses)

The following table sets forth the breakdown of our other income for the year ended December 31, 2020 and the year ended December 31, 2019:

	For the Year Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Interest income on loans to third parties	$365,000	(7.4)%	$2,191,631	(3.5)%	$(1,826,631)	(83.3)%
Interest income on bank deposits	14	(0.0)%	666	(0.0)%	(652)	(97.9)%
Other income (expenses)	38,870	10.3%	(5,611,484)	9.1%	5,103,654	91.0%
Impairment loss on loans to third parties and property and equipment	(5,345,999)	97.1%	(57,941,663)	94.4%	53,142,364	91.7%
Total Amount	$(4,942,115)	100.0%	$(61,360,850)	100.0%	$56,418,735	91.9%

Other income principally consists of interest income on loans to third parties was $365,000 and $2,191,631 for the years ended December 31, 2020 and 2019, respectively, a decrease of 83% year over year. This decrease is in line with the decrease of average loan balances to third parties, which were $0 and $40.8 million for the years ended December 31, 2020 and 2019, respectively.

Other income (expenses) (which include interest expenses) for the year ended December 31, 2020 increased by $5,103,654 to $38,870 of other income from $5,611,484 of other expenses in the year ended December 31, 2019 due to $4,857,164 written off accrued payroll over 2 years in 2020.

Impairment loss on loans to third parties and property and equipment amounted decreased by $52.6 million to $5.3 million in 2020 from $57.9 million in 2019. Management assessed the collectability of its assets by the end of the year and determined that a provision of $4.8 million and $57.9 million be made against entrusted loans, direct loans and office equipment in 2020 and 2019, respectively. The assessment was based on the customer’s ability to pay and its financial strength. After we exhausted all efforts to pursue repayment, we determined that an impairment had to be made.

Income tax (benefit) expense

Income tax expense was $0 for the year ended December 31, 2020, compared with income tax benefit of $7,243 for the year ended December 31, 2019.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $2,686,394 in the year ended December 31, 2020, compared with a loss of $365,258 in the year ended December 31, 2019 as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net (Loss) Income

Net loss for the year ended December 31, 2020 was $9,075,353, as compared to net loss of $61,995,758 for the year ended December 31, 2019. The net loss is mainly due to COVID-19 pandemic, a significant downturn in our business and an increase in impairment losses against uncollectible assets.

Liquidity and Capital Resources

As of December 31, 2020 and December 31, 2019, we held cash of $3,274,287 and $13,567, respectively.

The following table summarizes our cash flows for the year ended December 31, 2020 and for the same period in 2019.

	Year ended December 31, 2020	Year ended December 31, 2019
Net cash (used in) provided by operating activities	$(3,818,665)	$(1,071,378)
Net cash used in investing activities	(108,095)	(200,000)
Net cash (used in) provided by financing activities	4,278,000	(31,201)
Effect of exchange rate change on cash and cash equivalents	2,909,480	(262,682)
Net (decrease) increase in cash and cash equivalents	3,260,720	(1,565,261)
Cash and cash equivalents, beginning balance	13,567	1,578,828
Cash and cash equivalents, ending balance	$3,274,287	$13,567

Operating activities

Net cash used in operations was $3.8 million for the year ended December 31, 2020, representing a decrease of $2.7 million from cash used in operating activities of $1.07 million for the year ended December 31, 2019, though our losses of $9.1 million in 2020 mainly because our impairment losses were $4.8 million in 2020.

Investing activities

Net cash used in investing activities for year ended December 31, 2020 was $108,095, a decrease of $91,905 from net cash used in investing activities of $200,000 for the year ended December 31, 2019. This is mainly attributed by purchase of fixed assets in US office in 2020.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2020 was $4.3 million, an increase of approximately $4.3 million from cash used in financing activities of $0.13 million for the year ended December 31, 2019. The increase was mainly attributable to the $4.3 million net proceeds from private placements during 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s operating lease commitment as of December 31, 2020:

Office Rental

Year ending December 31,
2021	$34,000
Total	$34,000

For the years ended December 31, 2020, 2019 and 2018, rental expenses under operating leases were approximately $82,670, $258,476 and $2,516,053, respectively.

At the year ended December 31, 2020, the Company has written back an accrued payroll for the Company’s VIEs amounting to $475,943 (RMB3,105,476). There has been no claim from the relevant employees for over 2 years. Clause 27 of the Labor Dispute Mediation and Arbitration Law of the People’s Republic of China provides that a claimant has the right to claim any outstanding wages within one year after termination of the employment. Notwithstanding the foregoing, the Company could not assure that the claimants have not lodged their claims or that the claims have not been delivered to our VIE. Accordingly, there may be a potential claim of $475,943 (RMB3,105,476) against the Company.

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

Other expenses (which include interest expenses) for the year ended December 31, 2019 increased by $5,101,284 to $5,611,484 from $510,200 in the year ended December 31, 2018. because $4,857,164 in uncollectible interest revenue was recognized as interest expense.

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

Liquidity and Capital Resources

As of December 31, 2019 and December 31, 2018, we held cash of $13,567 and $1,578,828 respectively.

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

COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s operating lease commitment as of December 31, 2019:

Office Rental

Year ending December 31,
2020	$4,399
Total	$4,399

For the years ended December 31, 2019, 2018 and 2017, rental expenses under operating leases were approximately $258,476, $2,516,053 and $975,868, respectively.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Warren Wang	51	Chairman of the Board and Chief Executive Officer

Hon Man Yun	52	Director and Chief Financial Officer

Ming Yi (Martin)	41	Independent Director

Hong Chen	52	Independent Director

Xiaoyue Zhang	32	Independent Director

Mr. Warren Wang, 51, has held various leadership positions over the past few years and is knowledgeable in the finance, advanced technologies, high-end manufacturing, education, environmental protection, and modern service industries. Mr. Wang has over 15 years’ experience in the US and Chinese capital markets. Prior to his appointment, Mr. Wang has been the Chief Executive Officer of PX Capital USA Inc., a New York corporation focused in investments in the high-tech industry, since March 2019. From July 2018 through March 2019, he was the Chief Executive Officer and director of Nasdaq-listed SSLJ.com Inc. and from May 2011 through July 2018, he was the Chief Executive Officer and Chairman of Wall Street IPO Consultation Inc. From November 2007 through May 2011, he was the Chief Executive Officer and Chairman of another Nasdaq-listed company, China INS Online Corp. Between May 2007 through May 2009, Mr. Wang held a number of positions including Chief Executive Officer and Chairman of Beijing Holdings Information Co., Ltd, Chief Executive Officer of Beijing Holdings Payment Card Co., Ltd and Chief Executive Officer and board member of China Information Technology Co., Ltd, a Hong Kong Exchange company. Mr. Wang graduated with an Executive Master of Business Administration degree from Peking University, Beijing in 2006.

Mr. Hon Man Yun, 52, succeeded Mr. Jinchi Xu as our Chief Financial Officer and director on August 20, 2020. Prior to his appointment, Mr. Yun was the Chief Financial Officer of Kiwa Bio-tech Products Group Corporate, an OTC market-listed company from April 2018. From May 2017 through August 2020, he also held various positions with Kaisun Energy Group Limited, a Hong Kong GEM company ranging from Group VP & Compliance and Internal Audit Officer to Group VP & Chief Accountant and Joint Secretary. From December 2014 through May 2017, he was an associate at China Merchants Securities (Hong Kong) Co., Limited and from March 2013 through September 2014, he was the Financial Comptroller at E Lighting Group Limited, another Hong Kong GEM company. From September 2007 through December 2014, he was a corporate consultant to Smart Pine Investment Limited. From January 2008 through April 2010, he was the Chief Operating Officer and Treasurer at China INSOnline Corp., a NASDAQ-listed company. Mr. Yun holds a Master of Business Administration (2007) from the University of Western Sydney. He is currently a Fellow Member of the Chartered Accountant, The Institute of Chartered Accountants in England & Wales, a Fellow Member of The Chartered Association of Certified Accountants and a Member of The Hong Kong Institute of Certified Public Accountants.

Mr. Ming Yi (Martin), 41, succeeded Mr. Buting Yang as an independent member of the Board on March 31, 2020. Mr. Yi is financial trained and has held numerous leadership positions in his field. Most recently, Mr. Yi was the Chief Financial Officer of SSLJ.com Limited from 2018-2019. From 2011-2018, he was the Chief Financial Officer of Wave Sync Corp. and from 2007- 2010, he was a Senior Accountant at Ernst & Young (Assurance & Advisory Business Services). From 2003-2006, he was an accountant and supervisor at N.G. Australia Pty Ltd. Mr. Yi graduated with a Bachelor of Business (Accounting & Finance) from Liao Ning University in 2004 and a Master in Business (Accounting) from Victoria University, Australia.

Mr. Hong Chen, 52, became our director on April 20, 2020. He has held many key positions in technology and investment companies. He has extensive experiences in corporate management and investment and is well-versed in the capital markets of China and Hong Kong. Mr. Chen was the Chief Executive Officer of Shenzhen Chenrun Investment Company from 1998 – 2002 and Peking University Business Network from 2002 - 2008. From 2008-2014, he was the Chairman of Hong Kong-listed China Internet Education Group and has been the Chairman of Grand Cartel Securities Co., Ltd from 2014 through present day. He was a member of the first graduating class of Guanghua School of Management’s MBA program, Peking University and apprentice to Professor Cao Fengqi, a well-known Chinese financial expert.

Ms. Xiaoyue Zhang, age 32, is a small business owner with 5 years’ experience in digital marketing, marketing communications, branding, public relations, advertising and search engine optimization. Ms. Zhang ran and operated her own e-commerce online store from 2014-2016. She was a market coordinator for CheersYou International Education Consulting Inc. from 2016 – 2017 and has been a partner of CARA Vision LLC, a company involved in B2B/B2C marketing strategies from 2017 through present day. Ms. Zhang also founded Zoe Creation LLC in January 2019 to specialize in digital marketing, branding, graphic design, website design, and event planning. Ms. Zhang holds a Master of Science in Marketing – Customer Intelligence & Analytics from Pace University, New York.

B. Compensation.

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2020, to each of the individuals identified in Item 6.A. above.

Name	Compensation ($)
Directors and Officers
Warren Wang[1]	$180,000
Hon Man Yun[4]	26,129
Jianxin Lin[1]	-
Jinchu Xu4	-
Sheve Li Tay[3]	50,000
Hong Huang[3]	50,000
Buting Yang[2]	50,000
Hong Chen[3]	27,000
Xiaoyue Zhang[3]	27,000
Ming Yi2	27,000
Total	$437,129

1.	Mr. Jianxin Lin resigned as our Chairman and Chief Executive Officer on April 1, 2020 and was succeeded by Mr. Warren Wang.
2.	Mr. Buting Yang resigned as our director on April 1, 2020 and was succeeded by Mr. Ming Yi (Martin).
3. 4.

Messrs Sheve Li Tay and Hong Huang resigned as directors on April 18, 2020 and were succeeded by Mr. Hong Chen and Ms. Xiaoyue Zhang.

Mr. Hon Man Yun succeeded Mr. Jinchi Xu as our Chief Financial Officer and director on August 20, 2020.

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

Audit Committee. Our audit committee consists of Mr. Ming Yi (Martin), Mr. Hong Chen and Ms. Xiaoyue Zhang. Mr. Yi is the chairman of our audit committee. We have determined that Ming Yi (Martin), Mr. Hong Chen and Ms. Xiaoyue Zhang satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Yi qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

A copy of the audit committee’s current charter is available at our corporate website at: https://www.hudsoncapitalusa.com/#/corporate-governance

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

A copy of the compensation committee’s current charter is available at our corporate website at: https://www.hudsoncapitalusa.com/#/corporate-governance

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Ms. Xiaoyue Zhang, Mr. Ming Yi (Martin) and Mr. Hong Chen. Ms. Zhang is the chairperson of our nominating and corporate governance committee. Ms. Xiaoyue Zhang, Mr. Ming Yi (Martin) and Mr. Hong Chen and satisfy the “independence” requirements under NASDAQ Rule 5605. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at: https://www.hudsoncapitalusa.com/#/corporate-governance

Duties of Directors

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

D. Employees.

As of December 31, 2020, we had 10 employees, all located in New York, Hong Kong, Shenzhen and Beijing, China. The following table sets forth the number of our employees by function as of the same date:

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

The calculations in the table below are based on 6,406,146 ordinary shares outstanding as of May 4, 2021. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial owner*	Amount and Nature of Beneficial Ownership	Percent of Class[1]

PX Global Advisors LLC[2]	2,508,000	39.15%
Warren Wang	-	-
Hon Man Yun	-	-
Ming Yi (Martin)	-	-
Hong Chen	-	-
Xiaoyue Zhang	-	-

All Directors and Executive Officers as Group	2,508,000	39.15%

Notes:

* The business address for our directors, officers and PX Global Advisors LLC is 19 West 44th Street, Suite 1001, New York, NY 10036.

(1)	For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 6,406,146 being the number of shares outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.
(2)

PX Global Advisors LLC, a Delaware limited liability corporation, holds 2,508,000 shares of our common stock, constituting 39.15% of our issued and outstanding shares. PX Global Advisors LLC’s sole shareholder, director and officer is Pengfei Xie. As a result, Mr. Xie has the sole power to direct the vote and disposition of the shares and may be deemed, directly or indirectly, to be the beneficial owner of the shares held by PX Global Advisors LLC.

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

For the year ended December 31, 2020, the Company has entered into sublease agreement with PX Capital USA Inc. (“PX Capital”) for payment of rental of $68,000 for the period from April 1, 2020 to December 31, 2020. The Company has also entered into consultant agreement with PX Capital for the consultancy services rendered by PX Capital of $80,000 for the period from April 1, 2020 to December 31, 2020. The Company and PX Capital have common chief executive officer, Mr. Warren Wang.

Related parties of the Company represented entities that are directly or indirectly owned by directors and officers of the Company or in which the directors and officers of the Company has significant influence.

Due from related parties:

As of December 31, 2020, the Company has related party receivables of $81,756, due to advances made on behalf of related parties, including $46,416 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $30,214 from Beijing Zhiping Science.

As of December 31, 2019, the Company has related party receivables of $76,467, due to advances made on behalf of related parties, including $43,414 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd and $28,259 from Beijing Zhiping Science.

Due to related party:

As of December 31, 2020 and 2019, the Company has related party payables of $358,241 and $279,925, respectively, due to Mr. Jianxin Lin, our founder, former Chairman of the board of directors and former chief executive officer and Mr Jinchi Xu, our former director and chief financial officer, who lent funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

In keeping with our plan to diversify our operations and rebrand ourselves, our corporate name was changed to “Hudson Capital Inc.” on April 23, 2020 and we began to trade under our new symbol, “HUSN” on May 8, 2020.

Our securities were transferred to the Capital Market at the opening of business on July 16, 2020.

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market during the fiscal years 2020, 2019 and 2018. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year ended December 31, 2018	$47.98	$0.635
Fiscal Year ended December 31, 2019	$4.96	$0.81
Fiscal Year ended December 31, 2020	$3.72	$0.352

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2018 and 2017. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year 2018, quarter ended
March 31, 2018	$47.98	$31.57
June 30, 2018	$34.85	$14.95
September 30, 2018	$16.65	$7.99
December 31, 2018	$8.55	$0.635

Fiscal Year 2019, quarter ended
March 31, 2019	$4.96	$0.853
June 30, 2019	$3.87	$1.28
September 30, 2019	$2.20	$1.44
December 31, 2019	$1.60	$0.81

Fiscal Year 2020, quarter ended
March 31, 2020	$1.20	$0.384
June 30, 2020	$1.18	$0.39
September 30, 2020	$0.839	$0.352
December 31, 2020	$3.72	$0.415

The following table sets forth the monthly high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this annual report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Month Ended:
March 31, 2021	$4.18	$2.92
February 28, 2021	$4.84	$3.83
January 31, 2021	$4.06	$3.48
December 31, 2020	$3.72	$2.30
November 30, 2020	$2.69	$1.95
October 31, 2020	$2.37	$0.415
September 30, 2020	$0.50	$0.352

B. Plan of distribution.

No disclosure is required in response to this Item.

C. Markets.

Our shares have been listed on The NASDAQ Global Market since August 8, 2017 initially under the symbol “CIFS.” On April 10, 2020, our board of directors resolved to change the Company’s name to “Hudson Capital Inc.” to re-brand the Company and better reflect the plans for its next phase of growth. The name change was effected with the British Virgin Islands Registrar of Corporate Affairs on April 23, 2020 and our name change and new ticker symbol on the NASDAQ Global Market was changed to “HUSN” on May 8, 2020. Our shares were transferred to the Capital Market at the opening of business on July 16, 2020 and continues to trade under the “HUSN” symbol. Prior to that there was no market for our ordinary shares.

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

Our amended and restated memorandum and articles of association authorizes us to issue an unlimited number of shares of a single class each with a par value of $0.005.

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

Our registered agent is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. A company is required to keep a copy of its register of members and register of directors at the offices of its registered agent in the BVI, and the Company is required to notify any changes to the originals of such registers (assuming the originals are held elsewhere) to the registered agent, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

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

Provided that our British Virgin Islands holding company, CIFS, is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 698 and Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise,. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and Bulletin 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Bulletin 7, or to establish that we should not be taxed under these circulars. See “Risks Related to Doing Business in China—Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at https://www.hudsoncapitalusa.com/. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2020, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2020, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2020, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2020 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that Mr. Ming Yi (Martin) qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. He is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, and also contains provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Business Conduct and Ethics is incorporated by reference as an exhibit to this annual report and posted on our website at https://www.hudsoncapitalusa.com/.

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

Wei was dismissed on November 13, 2019 and effective November 14, 2019, the Company engaged Centurion ZD CPA & Co. (“Centurion”) as our new independent registered public accounting firm. The following table shows the fees that we paid for audit and other services provided by Centurion for fiscal years 2018, 2019 and 2020.

	Fiscal 2018	Fiscal 2019	Fiscal 2020

Audit Fees	$-	$125,000	$75,000
Audit-Related Fees	-	-	-
Tax Fees	-	-	-
All Other Fees	-	-	-

Total	$-	$125,000	$75,000

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

Item 16F. Change in Registrant’s Certifying Accountant.

Not Applicable,

Item 16G. Corporate Governance.

Our ordinary shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market that apply to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this annual report under Item 6.C – “Board Practices; NASDAQ Requirements”.

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

126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Hudson Capital Inc. (Formerly known as China Internet Nationwide Financial Services Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudson Capital Inc. (Formerly known as China Internet Nationwide Financial Services Inc.) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Centurion ZD CPA& Co.
Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2019.

Hong Kong, China

May 5, 2021

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

We have served as the Company’s auditor for 2019

Flushing, New York

May 10, 2019

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2020	2019
ASSETS
Current assets
Cash	$3,274,287	$13,567
Accounts receivable, net	-	7,264
Other receivables	105,149	646,690
Loans to third parties, net	-	4,800,000
Prepayments	9,470	17,047
Due from related parties	81,756	76,466
Total Current Assets	3,470,662	5,561,034
Non-current assets
Property and Equipment, net	108,467	1,503
Intangible assets, net	806	1,940
Long-term prepayment	3,031	4,580
Goodwill	-	-
Deferred Tax Assets	-	-
Total Assets	$3,582,966	$5,569,057

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$168,016	$621,483
Accounts payable
Advance from customers	-	-
Other payables and accruals	244,370	201,469
Due to related party	358,241	279,925
Taxes payable	1,053,249	986,195
Total Current Liabilities	1,823,876	2,089,072
Provision of other liabilities	1,127,945	959,881
Deferred tax liabilities	-	-
Total Liabilities	2,951,821	3,048,953

Shareholders’ equity
Common Stock ($0.005* par value, unlimited shares authorized, 6,406,146 and 4,422,837* shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively)	32,031	22,114
Additional paid in capital	32,931,128	28,441,045
Statutory reserve	3,032,854	2,949,930
Retained earnings	(34,537,976)	(25,379,699)
Accumulated other comprehensive loss	(826,892)	(3,513,286)
Total Shareholders’ Equity	631,145	2,520,104
Total Liabilities and Shareholders’ Equity	$3,582,966	$5,569,057

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company’s general assets.

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

See notes to the consolidated financial statements

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018

Revenue
- Third parties	$618	$1,366,417	$14,402,329
- Related parties
Total revenue	618	1,366,417	14,402,329

Cost of revenues	-	123	654,979
Gross profit	618	1,366,294	13,747,350

Operating expenses
Selling and marketing expenses	10,748	100,460	576,526
General and administrative expenses	4,123,108	1,893,499	11,664,394
Research & Development Expense	-	-	3,512,512
Donation expenses	-	-	-
Total Operating expenses	4,133,856	1,993,959	15,753,432
(Loss) income from operations	(4,133,238)	(627,665)	(2,006,082)

Other income (expenses)
Interest income on bank deposit	14	666	16,182
Loss on disposal of a subsidiary			(2,062,155)
Other income (expenses)	38,870	(5,611,484)	(510,200)
Interest income from loans to third parties	365,000	2,191,631	6,465,042
Impairment loss on loans to third parties and property and equipment	(5,345,999)	(57,941,663)	(7,423,651)
Total other (expenses) income, net	(4,942,115)	(61,360,850)	(3,514,782)

(Loss) Income before income tax expenses	(9,075,353)	(61,988,515)	(5,520,864)
Income tax (benefit) expenses	-	7,243	(1,702,127)
Net (loss) income	$(9,075,353)	$(61,995,758)	$(3,818,737)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	2,686,394	(365,258)	(2,415,919)
Comprehensive (loss) Income	$(6,388,959)	$(62,361,016)	$(6,234,656)

Weighted average number of shares, basic and diluted	6,406,146	4,422,837 *	4,422,837 *
Basic and diluted (loss) earnings per share	$(1.42)	$(14.02)*	$(0.85)*

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

See notes to consolidated financial statements

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$(9,075,353)	$(61,995,758)	$(3,818,737)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,179	62,358	59,907
Deferred taxes	-	1,790,260	(1,733,152)
Loss on disposal of a subsidiary	-	-	2,062,155
Impairment loss on loans to third parties	4,800,000	56,242,596	7,346,903
Impairment loss on fixed assets	-	-	76,748
Changes in operating assets and liabilities:	-	-	-
Accounts receivable	7,264	(1,450,857)	(13,327,901)
Other receivables	541,541	2,782,583	(3,055,473)
Prepayments	7,577	23,842	254,879
Due from related parties	73,026	389,337	(191,832)
Long-term office rental deposit	-	-	669,888
Accrued payroll	(453,467)	80,431	(454,552)
Other payables and accruals	42,901	(78,971)	(381,174)
Tax payable	67,054	202,515	(4,780,002)
Accounts Payable	-	-	(70,242)
Other Assets	-	-	-
Long-term prepayment	1,549	3,705	-
Estimated Liabilities	168,064	971,268	-
Advance from customers	-	(94,688)	76,203
Net cash (used in)/provided by operating activities	(3,818,665)	(1,071,379)	(17,266,382)

Cash flows from investing activities:
Purchases of property and equipment	(108,095)	-	(175,972)
Loans to third parties	-	(200,000)	(39,417,810)
Collection of loans to third parties	-	-	31,870,523
Net cash (used in)/provided by investing activities	(108,095)	(200,000)	(7,723,259)

Cash flows from financing activities:
Proceeds from related party	-	(31,201)	-
Repayment to a related party	-	-	(128,407)
Proceeds from shares placement (net of offering cost of $222,000)	4,278,000	-	-
Net cash provided by/ (used in) financing activities	4,278,000	(31,201)	(128,407)
Effect of exchange rate changes on cash	2,909,480	(262,681)	(468,386)
Net increase (decrease) in cash	3,260,720	(1,565,261)	(25,586,434)
Cash at beginning of year	13,567	1,578,828	27,165,262
Cash at end of year	3,274,287	13,567	$1,578,828
Supplemental disclosure of cash flow information			-
Interest paid	$-	-	$-
Income taxes paid	$-	-	$2,503,688
Non- cash investing activities
Net assets from acquisition of Anytrust	$-	-	$-
Deferred offering costs	$-	-	$-

See notes to the consolidated financial statements

HUDSON CAPITAL INC. (formerly known as CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated
				Additional			other	Total
	Common Stock			Paid-in	Statutory	Retained	Comprehensive	Shareholders’
	Shares		Amount	Capital	Reserve	Earnings	Loss	Equity
Balance at January 1, 2018	4,422,837	*	$22,114	$28,441,045	$1,828,601	$41,556,125	$(732,109)	$71,115,776
Net (loss)	-		-	-	-	(3,818,737)	-	(3,818,737)
Appropriations of statutory reserves	-		-	-	1,083,928	(1,083,928)	-	-
Foreign currency translation loss	-		-	-	-	-	(2,415,919)	(2,415,919)
Balance as of December 31, 2018	4,422,837	*	$22,114	$28,441,045	$2,912,529	$36,653,460	$(3,148,028)	$64,881,120
Net (loss)						(61,995,758)		(61,995,758)
Appropriations of statutory reserves					37,401	(37,401)
Foreign currency translation loss							(365,258)	(365,258)
Balance as of December 31, 2019	4,422,837	*	$22,114	$28,441,045	$2,949,930	$(25,379,699)	$(3,513,286)	$2,520,104
Net (loss)						(9,075,353)		(9,075,353)
Appropriations of statutory reserves					82,924	(82,924)		-
Proceeds from issuance of common stock	1,983,309	*	6,353	4,493,647				4,500,000
Reverse split adjustments	-		3,564	(3,564)				-
Foreign currency translation loss							2,686,394	2,686,394
Balance as of December 31, 2020	6,406,146		$32,031	$32,931,128	$3,032,854	$(32,537,976)	$(826,892)	$631,145

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

See notes to the consolidated financial statements

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hudson Capital Inc. (“HUSN” or the “Company”), formerly known as China Internet Nationwide Financial Services, Inc., incorporated in the British Virgin Islands (the “BVI”) on September 28, 2015, is engaged in the business of providing financial advisory services to meet the financial and capital needs of its clients, which comprise largely of small-to-medium sized enterprises, through the Company’s wholly-owned subsidiaries. On April 10, 2020, the board of directors of China Internet Nationwide Financial Services, Inc. (“CIFS”) resolved to change the Company’s name to “Hudson Capital Inc.” to re-brand the Company and better reflect the plans for its next phase of growth. The name change was effected with the British Virgin Islands Registrar of Corporate Affairs on April 23, 2020 and its name change and new ticker symbol on the Nasdaq was changed to HUSN with effect from May 8, 2020. The Company offers commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and technical services. The Company’s wholly owned subsidiaries include: Hongkong Internet Financial Services Limited, (“HKIFS’) which was established in HongKong on October 7, 2015, and Beijing Yingxin Yijia Internet Technology Co., Ltd., (“Yingxin Yijia”) which was established on December 31, 2015 in Beijing, China by HKIFS. On September 2, 2019, Hong kong Shengqi technology limited(“HKSQ”) company became a shareholder of Beijing Yingxin Yijia. HKSQ was incorporated in Hong Kong on August 29, 2019. Mr. Lin Jianxin is a shareholder of HKSQ. On September 26, 2019, a series of agreements were entered into among HKIFS, HK Shengqi and its shareholders (the “VIE Agreements”). As a result of the VIE Agreements, HK become the primary beneficiary of HKSQ. HUSN is able to exercise control over Sheng Ying Xin and was entitled to substantially all of the economic benefits of Ying Xin Yi Jia through HKSQ, and HUSN treats Ying Xin Yi Jia as its variable interest entity (“VIE”) under U.S. GAAP. As a result, the results of operations, assets and liabilities of Ying Xin Yi Jia and its subsidiary (collectively “VIEs”) have been included in the accompanying consolidated financial statements.

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

On April 9, 2020, we incorporated a New York subsidiary, Hudson Capital USA Inc.

On September 9, 2020, we incorporated a Delaware subsidiary, Hudson Capital Merger Sub I Inc.

On September 9, 2020, we incorporated a Delaware subsidiary, Hudson Capital Merger Sub II Inc.

As of December 31, 2020, the Company’s corporate structure is set forth below:

Hndson Capital Inc. (" HUSN")
a British Virgin Islands corporation
CEO: Warren Wang CFO: Hon Man Yun
100%
Hudson Capital Merger Sub I Inc.
100%
Hudson Capital Merger Sub II Inc.
100%
Hudson Capital USA Inc., a New York subsidiary
100%
Hongkong Internet Financial Services Limited ("HKIFS"), a Hong Kong corporation
Hongkong Shengqi Technology Limited ("HKSQ") A Hong Kong Corporation
HKSQ VIE Agreements
100%
100%
onshore
100%
Jianxin Lin
Shaoyong Huang
99%
1%
CIFS (Xiamen) Financial Leasing Co. Ltd
Beijing Yingxin Yijia Network Technology Co., Ltd. ("Yingxin Yijia" or"WFOE") a People's Republic of China Corporation
VIE Contractual Agreement
Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. ("Sheng Ying Xin"), a People's Republic of China corporation
100%
100%
100%
100%
100%
Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.
Fu Hui (Xiamen) Commercial Factoring Co., Ltd.
Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.
Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.
Hangzhou Yuchuang Investment Partnership

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

Summarized below is the information related to the combined VIEs’ assets and liabilities as of December 31, 2020 and 2019, respectively:

	As of December 31, 2020	As of December 31, 2019

Current assets	$48,287,298	$45,180,787
Plant and equipment, net	373	1,503
Other noncurrent assets	3,836	6,520
Total assets	48,291,507	45,188,810
Total liabilities	(48,851,480)	(45,964,142)
Net assets (liabilities)	$(559,973)	$(775,332)

Summarized below is the information related to the financial performance of the VIEs reported in the Company’s consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018, respectively:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

Revenues	$618	$1,366,417	$14,402,329
Cost of revenues	$-	$123	$654,979
Total operating expenses	$102,135	$784,840	$12,329,417
Net loss	$248,314	$53,859,306	$1,530,958

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

The functional currency of HUSN, Hudson Capital USA Inc., Hudson Capital Merger Sub I Inc., Hudson Capital Merger Sub II Inc., HKIFS and HKSQ are in United States dollars (“US$” or “$”). The functional currency of Yingxin Yijia, CIFS (Xiamen) Financial Leasing, Sheng Ying Xin and its subsidiaries are Renminbi (“RMB”), and the PRC is the primary economic environment in which the Company operates.

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

The exchange rates used are as follows:

	December 31, 2020	December 31, 2019

RMB exchange rate at balance sheets dates,	6.5249	6.9762

	Year Ended December 31,
	2020	2019	2018

Average exchange rate for each year	6.9010	6.8944	6.6174

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

(e) Cash

Cash and cash equivalents consist of cash on hand, cash on deposit and other highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The Company maintains cash with various financial institutions mainly in the PRC. As of December 31, 2020 and 2019, the Company had no cash equivalents.

(f) Accounts receivable and loans to third parties

Accounts receivable and loans to third parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and loans receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Based on management’s assessment of the collectability of the accounts receivable and loans to third party, allowance for loans to third party was $41,782,173 as of December 31, 2020, allowance for loans to third party was $39,402,683 as of December 31, 2019, and, allowance for loans to third party was $7,119,594 as of December 31, 2018. The value-added tax receivable from customers included in the accounts receivable in the balance sheet were $0, and $97,287 as of December 31, 2020 and 2019, respectively. The accounts receivable, except for the principal of factoring as of December 31, 2019 were 0.07% collected as of March 31, 2020.

(g) Property and Equipment

The Company records equipment at cost less accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets with a 5% residual value for electronic equipment, and a 5% residual value for furniture and a 0% residual value for leasehold improvement.

Estimated useful lives of property and equipment:

Useful Life
Furniture	10 years
Electronic equipment	3 years
Motor vehicle	5 years
Leasehold improvements	Shorter of life of asset or lease

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

(i) Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2020, the Company did not recognize any impairment loss of its long-lived assets. For the year ended December 31, 2019, the Company did not recognize any impairment loss of its long-lived assets. For the year ended December 31, 2018, the Company recognized $73,999 impairment loss of its long-lived assets.

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

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities. The tax returns of the Company’s PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration Law on the Levying and Collection of Taxes, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not have any material interest or penalties associated with tax positions for the years ended December 31, 2020, 2019, and 2018 and did not have any significant unrecognized uncertain tax positions as of December 31, 2020, 2019, and 2018. The Company does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2020.

(m) Cost of revenues

The Company’s cost of revenues mainly consists of revenue-generating staff costs.

(n) Research and development expenses

The Company accounts for expenses for the enhancement, maintenance and technical support for the Company’s Internet platforms and intellectual property that are used in its daily operations as research and development expenses. Research and development costs are charged to expense when incurred. Expenses for research and development for the years ended December 31, 2020, 2019 and 2018 were approximately nil and nil and US$3,512,512, respectively.

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

(p) Earnings (loss) per Share

Earnings (loss) per share (“EPS”) are calculated in accordance with ASC Topic 260, “Earnings Per Share”. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common stock. The dilutive effect of outstanding common share warrants and options are reflected in the diluted earnings per share by application of the treasury stock method when the impact is dilutive. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted EPS. There is no dilutive effect for the years ended December 31, 2020, 2019 and 2018.

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

(t) Recently issued accounting standards

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The standard did not have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of goodwill which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The standard did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” This standard eliminates the current requirement to disclose the amount or reason for transfers between level 1 and level 2 of the fair value hierarchy and the requirement to disclose the valuation methodology for level 3 fair value measurements. The standard includes additional disclosure requirements for level 3 fair value measurements, including the requirement to disclose the changes in unrealized gains and losses in other comprehensive income during the period and permits the disclosure of other relevant quantitative information for certain unobservable inputs. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The standard did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Internal-Use Software — Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement.” This ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement service contract with the guidance to capitalize implementation costs of internal use software. The ASU also requires that the costs for implementation activities during the application development phase be capitalized in a hosting arrangement service contract, and costs during the preliminary and post implementation phase are expensed. The new guidance is effective for interim and annual periods beginning after December 15, 2019. The standard did not have a material impact on our consolidated financial statements.

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, (“ASU 2018-17”). ASU 2018-17 requires reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety for determining whether a decision-making fee is a variable interest. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. Entities are required to apply the amendments in ASU 2018-17 retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The standard did not have a material impact on our consolidated financial statements

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, (“ASU 2019-04”). ASU 2019-04 clarifies and improves areas of guidance related to the recently issued standards on credit losses (ASU 2016-13), hedging (ASU 2017-12), and recognition and measurement of financial instruments (ASU 2016-01). The amendments generally have the same effective dates as their related standards. If already adopted, the amendments of ASU 2016-01 and ASU 2016-13 are effective for fiscal years beginning after December 15, 2019 and the amendments of ASU 2017-12 are effective as of the beginning of the Company’s next annual reporting period; early adoption is permitted. The standard did not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. ASU 2019-12 will be effective for the Company in the first quarter of 2021. The Company does not expect the adoption of the new accounting rules to have a material impact on the Company’s financial condition, results of operations, cash flows or disclosures.

In March 2020, the FASB issued ASU 2020-03, Codification Improvements to Financial Instruments, (“ASU 2020-03”). ASU 2020-03 improves various financial instruments topics, including the CECL Standard. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The amendments related to Issue 1, Issue 2, Issue 4 and Issue 5 were effective upon issuance of ASU 2020-03. The amendments related to Issue 3, Issue 6 and Issue 7 were effective for the Company beginning on January 1, 2020. The Company does not anticipate that the adoption of the new standard will have a material effect on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. ASU 2020-04 provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. The amendments in this standard can be applied anytime between the first quarter of 2020 and the fourth quarter of 2022. The Company is currently in the process of evaluating the impact of adoption of the new rules on the Company’s financial condition, results of operations, cash flows and disclosures.

Other than the above, management does not believe that any of the recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

(u) Going Concern

The Company has suffered from losses from operation and significant accumulated deficits. It’s net loss for the year ended December 31, 2020 and 2019 were $9,075,353 and $61,995,758, respectively, and turned the retained earnings as of December 31, 2018 to 2019 from $36,653,460 to (25,379,698). As of December 31, 2020 and 2019, the Company has cash and cash equivalents of $3,274,287 and $13,567, respectively and net cash used in operating activities during the year ended December 31, 2020 and 2019 were $3,818,665 and $1,071,378, respectively. The Company comes to have insufficient cash flows generated from operations and provided for development. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The management determines that additional effort will be required to improve the operation so that the Company may generate more profits to sustain its continuous. The Company may explore the channels to raise additional capital or any opportunities to improve the cash flow in the years to come. The Company had raised $4.278,000 from share placement to improve the financial position and cash flow as of December 31, 2020.

NOTE 3. CASH

Cash consisted of the following:

	As of December 31, 2020	As of December 31, 2019

Cash on hand	$-	$-
Cash in banks	3,247,287	13,567
Total cash	$3,247,287	$13,567

NOTE 4. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of December 31, 2020	As of December 31, 2019
Interest receivable	$-	$570,862
Others	105,149	75,828
Total	$105,149	$646,690

Interest receivable represents interest income earned on loans to third parties (See Note 5).

NOTE 5. LOANS TO THIRD PARTIES

The Company lends their own funds to eligible third parties occasionally and receives interest income to better utilize the Company’s cash.

Loans to third parties consisted of direct loans and entrusted loan as follows:

	As of December 31, 2020	As of December 31, 2019

Direct loans to third parties	$12,200,000	$12,200,000
Entrusted loans to third parties	36,782,173	34,402,684
Impairment on uncollectable loans	(48,982,173)	(41,802,684)
Total loans to third parties	$-	$4,800,000

Direct loans

The Company lends their own funds directly to third parties. Due to the COVID-19 pandemic, the Company has agreed to extend the due dates of the loans and the detailed direct loan information as of December 31, 2020 is as follows:

Borrower	Amount	Annual Interest rate	Due dates (after extension)
A	$4,000,000	5%	Feb 7, 2021
B	5,000,000	15%	Jan 28, 2019
C	3,000,000	5%	Jan 6, 2021
C	200,000	5%	Jun 26, 2021
Total	$12,200,000

All the above loans were fully impaired as at December 31, 2020 and no extension agreements were executed for them and are overdue.

The Company lends their own funds directly to third parties. The detailed direct loan information as of December 31, 2019 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$4,000,000	5%	Aug 7, 2020
B	5,000,000	15%	Jan 28, 2019
C	3,000,000	5%	Jul 6, 2020
C	200,000	5%	Dec 26, 2020
Total	$12,200,000

The detailed direct loan information as of December 31, 2018 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$4,000,000	5%	August 6, 2019
B	5,000,000	15%	January 28, 2019
C	3,000,000	5%	July 6, 2019
Total	$12,000,000

Management assessed the collectability of loans to third parties and determined that an impairment of $12,200,000 was required as of December 31, 2020. The interest income from such direct loans was $365,000, $422,284 and $1,133,407 for the years ended December 31, 2020, 2019 and 2018, respectively.

Entrusted loans

The Company also deposits (“entrust”) its funds in trust accounts with certain bank lenders, who will, in turn, make loans to borrowers.

The balance of entrusted loans as of December 31, 2020 was $36,782,173 to four borrowers. The detailed entrusted loan information as of December 31, 2020 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$3,065,181	16%	October 23, 2018
A	6,130,362	16%	December 26, 2018
B	4,597,772	16%	May 30, 2019
B	5,364,067	16%	July 27, 2019
C	7,662,953	16%	June 9, 2019
C	6,130,362	16%	July 9, 2019
D	3,831,476	16%	September 7, 2019
Total	$36,782,173

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

The interest income from such entrusted loans was $0, $2,043,124 and $5,109,237 for the years ended December 31, 2020, 2019 and 2018.

NOTE 6. DUE FROM RELATED PARTIES

Due from related party consists of the following:

	As of December 31, 2020	As of December 31, 2019
Sheng Ying Xin (Beijing) Film Industry Co., Ltd.	$46,416	$43,412
Beijing ZhipingScience and Technology Development Co., Ltd.	30,214	28,259
Anytrust Information Technology Co., Ltd	5,126	4,795
Total due from related party	$81,756	$76,466

As of December 31, 2020, the Company has related party receivable of $81,756, due to advances made on behalf of these related parties.

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2020	As of December 31, 2019
Furniture	$460	$430
Electronic equipment	15,931	7,329
Motor vehicle	100,000	7,329
Leasehold improvement	-	-
Total property and equipment	116,391	7,759
Less: accumulated depreciation	(7,924)	(6,256)
Less: impairment	-	-
Property and equipment, net	$108,467	$1,503

Depreciation expense was $703, $60,910 and $58,369, respectively for the years ended December 31, 2020, 2019, and 2018.

NOTE 8. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of December 31, 2020	As of December 31, 2019

Accounting software	$7,650	$7,155
Less: accumulated amortization	(6,844)	(5,215)
Intangible assets, net	$806	$1,940

Amortization expense was $476, $1,448 and $1,538, respectively, for the years ended December 31, 2020, 2019, 2018.

NOTE 9. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2020, the Company has entered into sublease agreement with PX Capital USA Inc. (“PX Capital”) for payment of rental of $68,000 for the period from April 1, 2020 to December 31, 2020. The Company has also entered into consultant agreement with PX Capital for the consultancy services rendered by PX Capital of $80,000 for the period from April 1, 2020 to December 31, 2020. The Company and PX Capital have common chief executive officer, Mr. Warren Wang.

Due from related parties:

As of December 31, 2020, the Company has related party receivables of $81,756, due to advances made on behalf of related parties, including $46,416 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $30,214 from Beijing Zhiping Science.

As of December 31, 2019, the Company has related party receivables of $76,467, due to advances made on behalf of related parties, including $43,414 due from Sheng Ying Xin (Beijing) Film Industry Co., Ltd., $28,259 from Beijing Zhiping Science.

Due to related party:

As of December 31, 2020 and 2019, the Company has related party payables of $358,241 and $279,925, respectively, due to Mr. Jianxin Lin the Company’s founder, former chairman of the board of directors and former chief executive officer and Mr Jinchi Xu the Company’s former director and chief financial officer, who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

NOTE 10. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as contribution was made. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such contributions were approximately $0, $140,149 and $1,317,484 for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 11. Taxation

a)	Corporate Income Taxes

HUSN is incorporated in the BVI. Under the current law of the BVI, HUSN is not subject to tax on income or capital gains. Additionally, if dividends are paid by HUSN to its shareholders, no BVI withholding tax will be imposed.

Hudson Capital USA Inc., Hudson Capital Merger Sub I Inc. and Hudson Capital Merger Sub II Inc. were incorporated in the United States and are subject to taxes in the United States. They have evaluated their respective income tax positions and have determined that they do not have any uncertain tax positions. They will recognize interest and penalties related to any uncertain tax positions through their income tax expense.

Hudson Capital Merger Sub I Inc. and Hudson Capital Merger Sub II Inc. are subject to franchise tax filing requirements in the State of Delaware.

HKIFS and HKSQ were incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the financial statements as HKFS and HKSQ has no assessable profits for the years ended December 31, 2020, 2019 and 2018.

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

The components of the income tax expense are as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

Current	$-	$7,243	$151,153
Deferred	-	-	(1,853,280)
Total	$-	$7,243	$(1,702,127)

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2020, 2019 and 2018 and the Company’s effective income tax expenses is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
(Loss) before income taxes	$(9,075,353)	$(61,988,515)	$(5,520,864)
PRC statutory EIT rate	25%	25%	25%
Income tax (benefit) computed at statutory EIT rate	(2,268,838)	(15,497,129)	(1,380,216)
Reconciling items:
Valuation allowance	-	1,798,398	-
Effect of tax holidays	109,630	93,455	(2,209,107)
Temporary difference	2,133,790	13,369,701	1,586,726
Permanent difference	25,418	242,818	300,470
Income tax (benefit) expense	$-	$7,243	$(1,702,127)

b)	Deferred Taxes

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of December 31, 2020	As of December 31, 2019

Deferred income tax assets
Net operating loss carry forwards	$-	$1,798,398
Total Deferred income tax assets	-	1,798,398
Less: Valuation allowance	-	(1,798,398)
Net deferred income tax assets	$-	$-

	As of December 31, 2020	As of December 31, 2019
Deferred income tax liabilities
Intangible assets from business combination	$-	$-
Total deferred income tax liabilities	$-	$-

The Company’s NOL was mainly from the Company’s VIE and subsidiaries’ cumulative net operating losses (“NOL”) of approximately $252,483 as of December 31, 2020. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.”

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

Taxes payable consisted of the following:

	As of December 31, 2020	As of December 31, 2019

Corporate income tax payable	$805,117	$423,563
Value added tax payable	202,395	548,276
Other surtaxes payable	45,737	14,356
Total	$1,053,249	$986,195

NOTE 12. (LOSS) EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted earnings per share:

	For the years ended December, 31
	2020	2019		2018
Numerator:
Net (loss)	$(9,075,353)	$(61,995,758)		$(3,818,737)
Denominator:
Weighted average number of common stock outstanding-basic and diluted	6,406,146	4,422,837	*	4,422,837	*
(Loss) per share – Basic and diluted:	$(1.42)	$(14.02	)*	$(0.85	)*

* - The computation of basic and diluted share and EPS data was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

On October 26, 2020, we filed Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgins Islands to effect a 5-for-1 reverse stock split (the “Reverse Split”) of our ordinary shares. As a result of the Reverse Split, every five (5) ordinary shares were automatically combined into one (1) ordinary share. In connection with the Reverse Split, our par value per share was increased from $0.001 to $0.005. The number of common stock outstanding has been changed accordingly.

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

Concentration of customers

There was only one customer of total revenue for the year ended December 31, 2020, which was prepaid revenue recognised in 2020. No customers have outstanding accounts receivable balances as of December 31, 2020.

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

NOTE 14. COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s office lease commitment as of December 31, 2020:

Office Rental

Year ending December 31,
2021	$34,000

Total	$34,000

For the years ended December 31, 2020, 2019 and 2018, rental expenses under operating leases were approximately $82,670, $258,476 and $2,516,053, respectively.

For the year ended December 31, 2020, the Company has written back an accrued payroll for the Company’s VIEs amounting to $475,943 (RMB3,105,476). There has been no claims from the relevant employees for over 2 years. Clause 27 of the Labor Dispute Mediation and Arbitration Law of the People’s Republic of China provides that a claimant has the right to claim his outstanding salaries within one year after termination of the employment. Notwithstanding the foregoing, the Company cannot assure that the claimants have not lodged their claim(s) and such claim(s) has/have been delivered to our VIEs. Accordingly, the Company may have be a potential claim for $475,943 (RMB3,105,476).

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. The company is not currently involved in any such claims.

NOTE 15. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIEs only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIEs in China are required to make annual appropriations of 10% of after-tax profits to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIEs included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. As of December 31, 2020 and 2019, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIEs that are included in the Company’s consolidated balance sheets, were $11,353,962 and $11,316,561, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiary and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiary and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

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

As of December 31, 2020 and 2019 there were approximately $16,976,571 and $14,744,086 accumulated losses in the aggregate, respectively, which were generated by our PRC subsidiaries and VIEs in Renminbi included in our consolidated balance sheets, aside from $11,353,962 and $11,316,561of the paid-in capital and statutory reserve funds as of December 31, 2020 and 2019, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit our PRC subsidiaries’ or VIEs’ ability to make dividends or other payments in U.S. dollars to us, in addition to the restricted net assets as of December 31, 2020 and 2019, respectively, as discussed above.

NOTE 16. REVERSE STOCK SPLIT

On October 13, 2020, our board of directors approved a 5:1 reverse split of our ordinary shares, which began trading on a split adjusted basis on October 29, 2020. As a result of the reverse share split, each five (5) pre-split shares automatically combined into one (1) ordinary share without any action on the part of the holders, and the number of outstanding ordinary shares was be reduced from 32,022,685 to 6,406,146. No fractional shares will be issued as a result of the reverse share split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of ordinary shares not evenly divisible by the one (1) for five (5) reverse split ratio, will automatically be entitled to receive an additional fractional share to round up to the next whole share.

On October 29, 2020, the Company effected a reverse stock split of its common stock, pursuant to which every FIVE (5) shares of common stock outstanding before the reverse split were converted into ONE (1) share of common stock after the reverse split. According to ASC 260-10-55-12 the computation of basic and diluted share and earnings per share amounts for all periods presented herein was adjusted retroactively to reflect the reverse split change as if it had occurred at the beginning of the year 2018.

NOTE 17. SIGNIFICANT EVENTS

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

Our securities were transferred to the Capital Market at the opening of business on July 16, 2020.

On August 20, 2020, Mr. Jinchi Xu tendered his resignation as Chief our Financial Officer and director and on the same day, we appointed Mr. Hon Man Yun to succeed Mr. Xu as Chief Financial Officer and director.

On September 9, 2020, we incorporated Hudson Capital Merger Sub I Inc. in Delaware, which in turn incorporated Hudson Capital Merger Sub I Inc. in Delaware as a wholly-owned subsidiary.

On October 26, 2020, we filed Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgins Islands to effect a 5-for-1 reverse stock split (the “Reverse Split”) of our ordinary shares. As a result of the Reverse Split, every five (5) ordinary shares were automatically combined into one (1) ordinary share. In connection with the Reverse Split, our par value per share was increased from $0.001 to $0.005.

On June 23, 2020 and July 31, 2020, we closed on two registered direct offerings for the purchase and sale of 4,352,941 of the Company’s ordinary shares, at a purchase price of $0.85 per share, for an aggregate purchase price of approximately $3.7 million and the purchase and sale of 3,555,556 of the Company’s ordinary shares, at a purchase price of $0.45 per share, for an aggregate purchase price of approximately $1.6 million, respectively. Chardan Capital Markets LLC acted as placement agent in both offerings. The net proceeds to the Company from the offerings, after deducting placement agent fees and estimated offering expenses, were approximately $3.328 million and $1.39 million, respectively.

In a bid to strategically adjust our business to diversify into new business opportunities, on October 10, 2020, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Hudson Capital Merger Sub I, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware corporation and Merger Sub I’s wholly-owned subsidiary, FreightHub, Inc., a Delaware corporation (“FreightHub”) and ATW Master Fund II, L.P., as the representative of the stockholders of FreightHub (the “Stockholders’ Representative”).

Pursuant to the Merger Agreement, we would merge with and into Merger Sub I to redomesticate from the British Virgin Islands to Delaware, with Merger Sub I as the surviving corporation (the “Redomestication Merger”).

Thereafter, Merger Sub II will merge with and into FreightHub, with FreightHub as the surviving corporation and wholly-owned subsidiary of Merger Sub I (the “Merger”).

FreightHub is a transportation logistics platform company, focusing on truckload freight for domestic and cross-border markets in Mexico, the US and Canada. As an innovative digital freight marketplace, broker, transportation management system (TMS) and public API, FreightHub uses its proprietary technology platform to connect carriers and shippers that significantly improves matching and operation efficiency via innovative technologies such as live pricing and real-time tracking.

For more information on the Redomestication Merger and Merger, please refer our Current Report on Form 6K filed with the Securities and Exchange Commission on October 15, 2020 and to the Registration Statement on Form S-4 of Merger Sub I filed with the Securities and Exchange Commission on November 12, 2020 and subsequent amendments thereto.

NOTE 18. SUBSEQUENT EVENTS

Subject to the structure of the Merger Agreement has been changed, the Merger Agreement has been revised and would be executed after confirmation and agreement by all parties. Up to the report date of the consolidated financial statements, the Merger Agreement is still under revision.

Except for the above mentioned matter, no other material events are required to be adjusted or disclosed as of the report date of the consolidated financial statements.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4*	Articles of Associations of Jianxin Management Limited

1.5*	Memorandum of Association of Jianxin Management Limited

1.6*	Business License of Beijing Yingxin Yijia Network Technology Co., Ltd

1.7*	Articles of Association of Beijing Yingxin Yijia Network Technology Co., Ltd

1.8*	Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated February 17, 2016

1.9*	New Business License of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 25, 2016

1.10*	Articles of Association of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd

1.11*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated February 6, 2015

1.12*	Business License of Ding Zhi Tai Da Investment Management (Beijing) Co. Ltd dated June 30, 2015

1.13*	Internet Content Provider License of People’s Republic of China

1.14*	Certificate of Incorporation of Hongkong Internet Financial Services Limited

1.15*	Incorporation Form of Hongkong Internet Financial Services Limited

1.16*	Articles of Association of Hongkong Internet Financial Services Limited

1.17**	Business License of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

1.18**	Articles of Association of Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd.

127

1.19**	Amended and Restated Memorandum of Association of China Internet Nationwide Financial Service Inc. dated March 20, 2017.

1.20 ***	Certificate of Approval of Beijing Yingxin Yijia Network Technology Co., Ltd.

1.21****	Business License of Anytrust Science & Technology Co., Ltd.

1.22****	Articles of Associations of Anytrust Science & Technology Co., Ltd.

1.23****	Business License of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.24****	Articles of Associations of Fu Hui (Shenzhen) Commercial Factoring Co., Ltd.

1.25****	Business License of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.26****	Articles of Associations of Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

1.27†	Business License of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.28†	Articles of Associations of Fuhui (Xiamen) Commercial Factoring Co., Ltd.

1.29†	Business License of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.30†	Articles of Associations of Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd.

1.31†	Business License of Hangzhou Yuchuang Investment Partnership

1.32†	Letter of Confirmation of Capital Contribution of Hangzhou Yuchuang Investment Partnership

1.33†	Business License of CIFS (Xiamen) Financial Leasing Co., Ltd.

1.34†	Articles of Associations of CIFS (Xiamen) Financial Leasing Co., Ltd

1.35++	Amended and Restated Memorandum and Articles of Association of Hudson Capital Inc.

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

4.1*	Employment Agreement between the Company and its executive officers.

4.2*	English translation of Lease Agreement dated October 8, 2014

4.3*	English translation of Form of Financial Advisory Agreement for Commercial Payment Advisory Services (2016 version)

4.4*	English translation of Form of Financial Advisory Agreement for International Corporate Financing Advisory Services (2016 version)

4.5*	English translation of Form of Financial Advisory Agreement for Intermediary Bank Loan Advisory Services (2016 version)

4.6*	English translation of Form of Financial Advisory Agreement (2015 version)

4.7*	English translation of RMB Entrusted loan Contract (Agency Contract) entered into by and between Ding Zhi Tai Da Investment Management (Beijing) Co., Ltd and China Guangfa Bank Co., Ltd dated December 24, 2015

4.8*	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated March 18, 2016

4.9*	English translation of Loan Extension Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Xiamen Jingsu Trading Limited Company dated September 17, 2016.

4.10*	Exclusive Business Cooperation Agreement entered into by and between Beijing Yingxin Yijia Network Technology Co., Ltd and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.11*	Exclusive Option Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.12*	Power of Attorney granted by shareholders of Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (Jianxin Lin and Shaoyong Huang) dated April 26, 2016.

128

4.13*	Share Pledge Agreement among Beijing Yingxin Yijia Network Technology Co., Ltd, Jianxin Lin, Shaoyong Huang and Sheng Ying Xin (Beijing) Management Consulting Co., Ltd dated April 26, 2016.

4.14**	Loan Agreement between the Company and Jianxin Lin dated March 17, 2016.

4.15**	Employment Agreement between the Company and Jianxin Lin dated September 30, 2014.

4.16**	Employment Agreement between the Company and Jinchi Xu dated September 30, 2014.

4.17**	Employment Agreement between the Company and Lu Sun dated December 1, 2015.

4.18**	Letter of Appointment between the Company and Sheve Li Tay dated February 22, 2017.

4.19**	Letter of Appointment between the Company and Hong Huang dated February 22, 2017.

4.20**	Letter of Appointment between the Company and Kam Cheong Leong dated February 22, 2017.

4.21**	Form of Warrant Agreement between the Company and Boustead Securities LLC

4.22**	English translation of Loan Contract entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Cai Longge dated September 25, 2016

4.23****	English Translation of Equity Transfer Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and Beijing Tianhuang Tongda Technology Co., Ltd. dated November 14, 2017 (previously filed as Exhibit 10.1 with the report on Form 6-K filed with the SEC on November 14, 2017 and incorporated herein by reference)

4.24****	English Translation of Sheng Yin Xin Lease Agreement (Unit 13-14) dated September 28, 2017

4.25****	English Translation of Sheng Yin Xin Lease Agreement (Unit 08-12) dated May 5, 2017

4.26****	English Translation of Anytrust Lease Agreement dated December 4, 2017

4.27****	English Translation of Fu Hui Registered Office Agreement dated March 26, 2018

4.28****	English Translation of Strategic Cooperation Agreement entered into by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd and China Co-op Foreign Trade LLC dated December 26, 2017.

4.29****	English Translation of Kashgar SYX Lease Agreement dated May 25, 2017.

4.30****	Lease Agreement of China Internet Nationwide Financial Services Inc. dated October 4, 2017.

4.31†	English Translation of the Equity Transfer Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Jianxin Lin dated December 30, 2018.

4.32†	English Translation of the Lease Agreement by and between Sheng Ying Xin (Beijing) Management Consulting Co., Ltd. and Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd. dated February 25, 2019.

4.33††	Employment Agreement between the Company and Warren Wang dated March 31, 2020.

4.34††	Letter of Appointment between the Company and Ming (Martin) Yi dated March 31, 2020.

4.35††	Letter of Appointment between the Company and Hong Cheng dated April 20, 2020.

4.36††	Letter of Appointment between the Company and Xiaoyue Zhang dated April 20, 2020.

4.37††	English Translation of the Exclusive Option Agreement between Hongkong Internet Financial Services Limited, Jianxin Lin and Hongkong Shenqi Technology Limited dated September 26, 2019.

4.38††	English Translation of the Exclusive Business Cooperation Agreement between Hongkong Internet Financial Services Limited and Hongkong Shenqi Technology Limited dated September 26, 2019.

4.39††	English Translation of Lease Agreement between Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd and Fuhui (Xiamen) Commercial Factoring Co., Ltd dated April 11, 2019.

4.40††	English Translation of Lease Agreement between Nashwork Kaixuan Science & Technology (Beijing) Co., Ltd and Sheng Yin Xin (Beijing) Management Consulting Co., Ltd dated August 29, 2019.

4.41†††	Form of Securities Purchase Agreement dated June 19, 2020

4.42†††	Placement Agent Agreement, dated June 19, 2020

4.43††††	Form of Securities Purchase Agreement dated July 29, 2020

4.44††††	Placement Agent Agreement, dated July 29, 2020

129

8.1	Subsidiaries of the Registrant

10.1+	Form of Merger Agreement dated October 10, 2020 by and between Hudson Capital, Merger Sub I, Merger Sub II, FreightHub and Stockholders’ Representative and Amendment No. 1 to Merger Agreement dated October 10, 2020

10.2+++	Amendment No. 2 to Merger Agreement dated February 2, 2021.

11.1**	Code of Business Conduct and Ethics of the Registrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1	Consent report of Wei Wei & Co., LLP.

23.2	Consent report of Centurion ZD CPA & Co.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

†† Previously filed with the Annual Report on Form 20-F, filed with the SEC on June 15, 2020 and incorporated herein by reference.

††† Previously filed with the Current Report on Form 6-K, filed with the SEC on June 23, 2020 and incorporated herein by reference.

†††† Previously filed with the Current Report on Form 6-K, filed with the SEC on July 31, 2020 and incorporated herein by reference.

+ Previously filed with the Current Report on Form 6-K, filed with the SEC on October 15, 2020 and incorporated herein by reference.

++ Previously filed with the Current Report on Form 6-K, filed with the SEC on October 28, 2020 and incorporated herein by reference.

+++ Previously filed with the Amendment No. 2 to Registration statement on Form S-4/A filed with the SEC on February 8, 2021 and incorporated herein by reference.

130

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUDSON CAPITAL INC.

By:	/s/ Warren Wang
Name:	Warren Wang
Title:	Chairman and Chief Executive Officer

Date: May 5, 2021

131