Form 20-F
period 2021-12-31
Hudson Capital Inc.
filed 2022-04-29
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number 001-38172

HUDSON CAPITAL INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

(Address of principal executive offices)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076 Email: javi.selgas@fr8hub.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.011 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares, par value $0.005 per share is 7,551,467 as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“we,” “us,” “our Company,” “our,” or “HUSN” refers to Hudson Capital Inc. (formerly known as China Internet Nationwide Financial Services, Inc.), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to, prior to the Merger, Hongkong Internet Financial Services Limited, Hongkong Shengqi Technology Limited, Beijing Yingxin Yijia Network Technology Co., Ltd, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., Ltd., CIFS (Xiamen) Financial Leasing Co., Ltd., Fuhui (Xiamen) Commercial Factoring Co., Ltd., Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd., Hangzhou Yuchuang Investment Partnership and our U.S. subsidiaries, Hudson Capital USA Inc., Hudson Capital Merger Sub I Inc. and Hudson Capital Merger Sub II Inc and after the Merger, Freight App, Inc. and Freight App de México S.A De C.V.

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“Fr8App” refers to Freight App, Inc.

●	“Merger” refers to the consummation of that certain merger agreement, dated December 13, 2021, and as amended on December 29, 2021 (the “Merger Agreement”) by and among Hudson Capital, Inc,. Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital (“Merger Sub”), Freight App, Inc., a Delaware corporation (“Fr8App”) and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”) whereby Merger Sub I merged with and into Fr8App, with Fr8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company. The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App after the Merger is in the form as agreed by the Company and Fr8App.

●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.011 per share and prior to the Merger, par value $0.005.

●	“U.S.” means the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F and the documents incorporated by reference into this annual report on Form 20-F contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as neither Hudson Capital Inc. nor Fr8App can assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “continue,” “could,” “design,” “estimates,” “expects,” “intends,” “may,” “plans,” “potentially,” “predict,” “pro forma” “seeks,” “should,” “will” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements of the plans, strategies and objectives of management with respect to the approval and the closing of the Merger and other matters related to the Merger.

For a discussion of the factors that may cause Hudson Capital, Inc. and Fr8App’s (after the Merger) actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and the effect of the Merger on the business of the Company and Fr8App, see the section titled “Item 3. Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	growth strategies:
●	future business development, results of operations and financial condition;
●	any statement concerning the attraction and retention of highly qualified personnel;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	any statements concerning Fr8App’s financial performance;
●	any statements regarding expectations concerning Fr8App’s relationships and actions with third parties; and
●	future regulatory, judicial and legislative changes in Fr8App’s industry.

You should not rely upon forward-looking statements as predictions of future events. Neither Hudson Capital Inc. nor Fr8App can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

All forward-looking statements in this annual report on Form 20-F prospectus are current only as of the date on which the statements were made, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither Hudson Capital Inc. nor Fr8App undertakes any obligation to update publicly any forward-looking statements for any reason after the date of this annual report on Form 20-F or to conform these statements to actual results or to changes in expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Select Financial Data

The following table presents the selected consolidated financial information for our Company. The selected consolidated statements of comprehensive income data for the three years ended December 31, 2019, 2020 and 2021 and the consolidated balance sheets data as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1.

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

All $ Numbers (US$’000’s)	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue
- Third parties	$-	$0.6	$1,366.4
- Related parties	-	-	-
Total revenue	-	0.6	1,366.4

Cost of revenues	-	-	0.1
Gross profit	-	0.6	1,366.3

Operating expenses
Selling and marketing expenses	-	10.7	100.5
General and administrative expenses	2,495.3	4,123.1	1,893.5
Research & Development Expense	-	-	-
Donation expenses	-	-	-
Total Operating expenses	2,495.3	4,133.9	1,994.0
(Loss) income from operations	(2,495.3)	(4,133.2)	(627.7)

Other income (expenses)
Interest income on bank deposit	0.0	0.0	0.7
Loss on disposal of a subsidiary
Other income (expenses)	349.0	38.9	(5,611.5)
Interest income from loans to third parties	0.8	365.0	2,191.6
Impairment loss on loans to third parties and property and equipment	-	(5,346.0)	(57,941.7)
Total other (expenses) income, net	(2,145.5)	(4,942.1)	(61,360.9)

(Loss) Income before income tax expenses	(2,145.5)	(9,075.4)	(61,988.5)
Income tax (benefit) expenses	-	-	7.2
Net (loss) income	$(2,145.5)	$(9,075.4)	$(61,995.8)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	558.0	2,686.4	(365.3)
Comprehensive (loss) Income	$(1,587.5)	$(6,389.0)	$(62,361.0)

Weighted average number of shares, basic and diluted	6,574,226	6,406,146	4,422,837 *
(Loss) earnings per share, basic and diluted	$(0.33)	$(1.42)	$(0.85)*

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

COVID-19 Pandemic

A global pandemic or spread of disease, real or perceived, as well as natural disasters in any country in which Fr8App operates could materially and adversely affect the demand for its services, its operations and financial conditions.

The novel coronavirus (COVID-19) pandemic and the concurrent economic slowdown may have an unexpected effect on Fr8App’s business, financial condition, and results of operations. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures have adversely affected workforces, customers, supply chains, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn across many global economies. COVID-19 has also caused widespread unemployment and border closings.

Due to COVID-19, Fr8App has experienced great volatility in global and domestic supply chains. The extent to which COVID-19 ultimately impacts the third-party logistics (“3PL”) industry, Fr8App’s business, results of operations and financial condition will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of the COVID-19 outbreak and any additional virus strains and the effectiveness of actions taken to contain the COVID-19 outbreak, among others. Additionally, the extent to which COVID-19 ultimately impacts Fr8App’s operations will depend on a number of factors, many of which will be outside of its control. The COVID-19 outbreak is evolving, and new information emerges daily; accordingly, the ultimate consequences of the COVID-19 outbreak cannot be predicted with certainty.

Severe weather conditions and other natural or manmade disasters, including storms, floods, fires, earthquakes, epidemics, pandemics, conflicts, unrest, or terrorist attacks, may disrupt Fr8App’s business and result in decreased revenues. Customers may reduce shipments, or Fr8App’s costs to operate its business may increase, either of which could have a material adverse effect on Fr8App. Any such event affecting one of the countries in which Fr8App operates could result in a significant interruption in its business. Natural disasters such as major fires in Australia, Brazil and the Western United States and other major weather or geological events around the globe could adversely affect the demand for its services, its operations and financial condition.

Risks Related to Fr8App’s Business

Fr8App’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

Fr8App was founded in 2015 with a view to developing and bringing solutions to the cross-border commercial freight market on the U.S.-Mexico border, and by extension, the U.S.-Canada border. The first commercial version of Fr8App’s products was launched in 2017. Fr8App continued its product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support towards the end of 2019 and into early 2020. The latest generation of Fr8App products was brought to market during the second quarter of 2020 and a new management team was hired during the second and third quarters of 2020 to bring a renewed focus to promoting freight services to Shippers and Carriers (each as defined below). Accordingly, you should consider Fr8App’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Any predictions you make about its future success or viability may not be as accurate as they would be if Fr8App had a longer operating history or a history of successfully developing and marketing its product offerings. Fr8App’s relatively limited operating history may make it difficult for you to evaluate the success of its business and assess its future viability.

Fr8App may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving its business objectives. Fr8App’s transition from a company with a development focus to a company successfully marketing and monetizing its product offerings may take longer than anticipated, or may not be successful at all.

Fr8App’s early stage operations could expose it to a high concentration of revenues in individual clients and increase the volatility of its revenues.

Fr8App works with a number of large corporate entities in addressing their logistics needs. Many of these clients use Fr8App for a very small amount of their overall logistics needs. Shippers tend to be repeat customers and can grow in size relative to Fr8App’s book of business in an accelerated manner. Fr8App’s largest single client during 2021 represented approximately 37% of total 2021 revenues. Large increases and decreases in Fr8App’s client base may add volatility to results while the Company remains in its early growth stages.

A significant data breach or IT system disruption could materially adversely affect Fr8App, including requiring Fr8App to increase spending on data and system security.

Fr8App relies heavily on information technology networks and systems, including the Internet and a number of internally-developed systems and applications, to manage or support a wide variety of important business processes and activities throughout its operations. For example, Fr8App relies on information technology to analyze its customer loads and input their information into its databases, identify different routes and their costs, track ongoing shipments, confirm receipts, transfer documents, and a number of other functions that are integral to the ongoing operation of Fr8App’s business.

In addition, the provision of service to Fr8App’s customers and the operation of its networks and systems involve the collection, storage and transmission of significant amounts of information and potentially sensitive or confidential data. Fr8App is subject to a variety of continuously evolving and developing laws and regulations in the United States and abroad regarding privacy, data protection and data security. The scope of the laws that may be applicable to us is often uncertain and may be conflicting, particularly with respect to foreign laws.

Fr8App’s information technology systems are susceptible to damage, disruptions or shutdowns due to programming errors, defects or other vulnerabilities, power outages, hardware failures, computer viruses, cyber-attacks, ransomware attacks, malware attacks, theft, misconduct by employees or other insiders, telecommunications failures, misuse, human errors or other catastrophic events. Hackers acting individually or in coordinated groups, may launch distributed denial of service attacks or other coordinated attacks that may cause service outages, gain inappropriate or block legitimate access to systems or information, or result in other interruptions in Fr8App’s business. In addition, the foregoing breaches in security could expose Fr8App and its customers to a risk of loss, disclosure or misuse of proprietary information and sensitive or confidential data.

Fr8App protects its software, web portal and platform solutions from third-party attacks and implement what it believes to be state-of-the art prophylactic controls around and throughout its software environment. However, there is no assurance that Fr8App’s web portal and platform solution will not sometimes malfunction or be subject to malicious attacks. Any unexpected malfunction of Fr8App’s system could cause major interruptions to its daily operations, including its ability to deliver its third-party logistics (“3PL”) services to customers, to collect payments from its customers or pay its key suppliers. Although to date Fr8App is unaware of a data breach or system disruption that has had a material adverse effect on it, Fr8App cannot provide any assurances that such events and impacts will not be material in the future, and its efforts to deter, identify, mitigate and/or eliminate future breaches may require significant additional effort and expense and may not be successful.

Trade wars or adverse political changes in any country in which Fr 8App operates could materially and adversely affect the demand for its services, its operations and financial conditions.

Fr8App has business operations in the U.S., Mexico and Canada. These three countries currently have a free trade agreement which directly impacts the amount of international trade across the US-Mexico and the US-Canada borders. The first such trade agreement went into effect in 1994 and was followed by tremendous increase in trade amongst all three countries. Unanticipated changes in the trade agreements or sudden political changes in any of these three countries in which Fr8App operates could have a material adverse effect on customers’ demand for its services. Fr8App’s business can be greatly impacted by the laws, regulations and policies that affect trade among these three countries, including tariff and trade policies, export requirements and other restrictions. The factors that result in general economic changes are also beyond Fr8App’s control, and it may be difficult for Fr8App to adjust its business model to mitigate the impact of these factors. In particular, Fr8App’s business is affected by levels of industrial production, consumer spending and retail activity and Fr8App could be materially and adversely affected by adverse developments in these and other aspects of the economies in which Fr8App operates. If Fr8App is unable to implement its business strategies successfully or properly react to changes in market conditions as a result of trade wars or political changes in these countries, its financial condition, results of operations and cash flows could be materially and adversely affected.

Fr8App’s industry is rapidly evolving. It expects to continue to face significant competition, which could adversely affect Fr8App.

The 3PL industry is rapidly evolving, including demand for greater efficiency and increased visibility into the shipment lifecycle. Fr8App expects continued significant competition on a national and international level. Fr8App’s competitors include the postal services of the U.S. and other nations, various motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that are making significant investments in their capabilities, and start-ups and other companies that combine technologies with crowdsourcing to focus on local market needs, some of whom may currently be its customers.

Competition may also come from other sources in the future as new technologies are developed and new methods of transportations are made widely available. Innovations in transportation technology, including driverless trucks, artificial intelligence and logistics could adversely affect the demand for Fr8App’s 3PL services. If Fr8App is unable to adapt to these changes, its business could be adversely affected.

Fr8App is directly affected by the cyclicality of the trucking industry and general economic conditions.

The trucking industry has historically been highly cyclical and especially susceptible to trends in economic activity. The trucking industry has historically fluctuated in response to factors that are beyond Fr8App’s control, such as general economic conditions, interest rates, federal and state regulations, consumer spending and fuel costs. The industry is particularly sensitive to the consumer, industrial and manufacturing sectors of the economy, which generate a significant portion of the freight tonnage hauled by heavy-duty trucks. Since truck fleet owners and professional truck drivers are some of the key carriers Fr8App serves, Fr8App’s business activities are directly tied to the purchase and production of goods and other key macro-economic measurements. When individuals and companies purchase and produce fewer goods, Fr8App’s customers transport fewer goods. Downturns in consumer business cycles, such as the home construction, automobile, and manufactured goods sectors, can create excess capacity in the trucking industry and may have a material adverse effect on Fr8App’s business and operating results.

Fr8App could be affected by strikes or labor unrest at any border crossing that is relied upon by its customer base.

The cross-border trucking industry relies on many government-provided services and agencies such as the U.S. Customs and Border Protection that may be unionized and is subject to strikes or labor unrest that could be disruptive to cross-border freight on a short-term basis. Lower or inefficient cross-border crossings due to labor unrest or strikes could adversely affect Fr8App’s customers and Fr8App’s operating results and financial condition.

Fr8App is exposed to the effects of changing fuel and energy prices, including gasoline, jet fuel and diesel, and what interruptions in supplies of these commodities can bring to the demand for the shipping and commercial freight industry.

Changing fuel and energy costs have a significant impact on the expenses incurred by the shipping and commercial freight industry. On April 20, 2020, the price for oil traded at negative prices for the first time in modern history. In the event that this short-term distortion in fuel prices were to last, air freight costs would continue to drop, making it an attractive alternative to trucking. If air freight or some other form of freight became increasingly attractive to shippers in general, there could be a switch from truck freight to air freight, or some other, more economic means of freight. During March 2022, gasoline prices in the United States were reaching historic highs with significant day to day volatility. Higher fuel charges may affect Carriers results and performance when they are unable to pass on their higher costs to Shipper clients. Changes in fuel prices, disruption in energy supplies as a result of war, actions by producers or other factors beyond Fr8App’s control, could in turn have a material adverse effect on Fr8App’s business.

Truck Driver or other supply shortages within the transportation value chain could have material adverse effect on Fr8App’s business and operating results.

Fr8App’s freight brokerage support and customer services relies on Fr8App being able to assist with securing carrier services for shippers at commercially feasible rates. Truck driver or other supply shortages within the transportation value chain could adversely affect Fr8App’s ability to secure carrier services at commercially favorable rates, which could, in turn, have a material adverse effect on Fr8App’s business and operating results.

Fr8App currently does not hold any patents or own any registered trademarks.

Fr8App currently does not hold any patents or own any registered trademarks. Although Fr8App believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise, and has taken appropriate steps to protect its intellectual property, the measures taken may not be inadequate.

On September 6, 2018, Hub Group, Inc. (“Hub Group”) filed a Notice of Opposition with the Trademark Trial and Appeal Board (“TTAB”) against Fr8App’s U.S. Trademark Application Serial No. 87102800 (the “Trademark Application”) for its “Fr8HUB” unitary design mark (the “Mark”). On August 27, 2021 Fr8App and Hub Group entered into a binding Settlement Agreement and Release (the “Settlement”) fully resolving the TTAB proceeding. Under the terms of the Settlement, Fr8App agreed to irrevocably abandon the Trademark Application and permanently cease further commercial use of the terms “FreightHub,” “Fr8Hub” and “Hub,” as well as any confusingly similar marks (together the “Source Identifiers”), including abandoning any and all commercial and intellectual property rights to the Source Identifiers, refraining from filing additional trademark applications involving the Source Identifiers, and refraining from otherwise seeking to secure or enforce its rights to the Source Identifiers. There are no damages, penalties or payments arising under the Settlement. However, consumer or market confusion could result from Fr8App’s adoption of the identifiers “Freight App” and “Fr8App” and its abandonment of the terms “FreightHub” and “Fr8Hub” going forward. The duration or impact of such confusion, if any, is difficult to estimate. Hub Group has fully released any further legal claims concerning Fr8App’s use of the Source Identifiers through the date of the Settlement.

The impact of environmental laws and regulations and their enforcement could materially and adversely affect Fr8App’s business.

Motor carrier deregulation in the U.S. began in 1970-71 with initiatives in the Nixon Administration and continued into the 1980s through the Carter administration. They were part of a sweeping reduction in price controls, entry controls, and collective vendor price setting in U.S. transportation. While these deregulations by and large had a positive impact on the transportation volumes over the years, changes of regulations in the trucking industry could adversely affect Fr8App’s business. Routes and pricing for commercial freight could be regulated. Controlled margins or prices for certain goods could be put into effect. Fr8App cannot predict the impact of any new regulations on the 3PL and transportation industries. The effect these potential regulations could have on the commercial freight business, and in turn, its business and operating results may be long-lasting.

Risks Related to Fr8App’s Financial Position and Need for Additional Capital

Fr8App has a history of significant operating losses and expect to incur losses for the foreseeable future, and Fr8App may never achieve or maintain profitability.

Fr8App has a history of significant operating losses, and Fr8App has not been profitable since inception in 2015. Fr8App plans to continue to invest in improving Fr8App’s platform and services. Recurring losses from Fr8App’s operations could raise substantial doubt regarding its ability to continue as a going concern. If Fr8App fails to transition from a company with a development focus and in early growth strategies to fully commercializing its product offerings, it may not be able to fund its operations without raising additional capital, if at all. While Fr8App has been successful in raising capital in the past, there is no assurance that it can access additional capital in the future when needed, on favorable terms, or at all. If Fr8App fails to execute its business plan and strategies, it may incur losses for the foreseeable future, and be unable to fund its operations at some time in the future.

Raising additional capital may cause dilution to Fr8App’s existing shareholders, restrict its operations or cause it to relinquish valuable rights.

While Fr8App has been successful in raising capital in the past, there is no assurance that Fr8App can access additional capital in the future when needed, on favorable terms, or at all. To the extent that Fr8App raises additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest may be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Any indebtedness Fr8App incurs would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire or license intellectual property rights, limitations on the payment of dividends, and other operating restrictions that could adversely impact its ability to conduct its business. Furthermore, the issuance of additional securities, whether equity or debt, by Fr8App, or the possibility of such issuance, may cause the market price of its common stock to decline and existing shareholders may not agree with its financing plans or the terms of such financings. If Fr8App raises additional funds through strategic partnerships and alliances, licensing arrangements or monetization transactions with third parties, it may have to relinquish valuable rights to its technologies, or product candidates, or grant licenses on terms unfavorable to Fr8App. Adequate additional financing may not be available to Fr 8App on acceptable terms, or at all. If Fr8App is unable to raise additional funds when needed, it may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself.

Risks Related to Fr8App’s Operations

A number of Fr8App’s personnel are based outside of the United States and regularly conduct business outside of the United States. Fr8App is subject to economic, political, regulatory and other risks associated with international operations.

As a number of personnel that support Fr8App’s operations are based in Mexico, Fr8App’s business is subject to risks associated with conducting business outside of the United States. Accordingly, Fr8App’s future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability, particularly on the U.S./Mexico and U.S./Canada international borders;
●	differing and changing regulatory requirements for product approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, tax requirements, treaties and regulations;
●	changes in U.S. and non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the Mexican Peso or the Canadian dollar and the potential imposition of currency controls;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	difficulties with compliance with transfer pricing regulations;
●	changing restrictions or conditions for the repatriation of profits;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under its share option schemes or equity incentive plans;
●	workforce uncertainty or labor unrest;
●	litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
●	difficulties associated with staffing and managing international operations, including differing labor relations; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations may materially affect Fr8App’s results of operations and financial condition.

Though most of Fr8App’s revenues are denominated in U.S. dollars, Fr8App does effect contracts in Mexico whereby Fr8App invoices for its services in Mexican pesos. Fr8App may execute contracts in Canadian dollars or other currencies at some point in the future. Fr8App also has a number of its personnel operating in Mexico and it pays an ongoing payroll and key suppliers in Mexico. Unexpected exchange rate fluctuations between the U.S. dollar and the Mexican peso could adversely affect Fr8App’s results from operations.

Fr8App monitors and manages its exposures to changes in currency exchange rates and interest rates. It may use derivative instruments to mitigate the impact of changes in these rates on Fr8App’s financial position and results of operations; however, changes in exchange rates and interest rates cannot always be predicted or hedged and may have a material adverse effect on Fr8App.

Fr8App may be subject to claims by third parties asserting that its employees or Fr8App has misappropriated their intellectual property, or claiming ownership of what Fr8App regards as its own intellectual property.

Many of Fr8App’s employees have spent many years in the high technology, transportation and logistics industries. Some of these employees may be subject to proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although Fr8App tries to ensure that its employees do not use the proprietary information or know-how of others in their work for Fr8App, Fr8App may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If Fr8App fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and Fr8App could be required to obtain a license from such third party to commercialize its technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if Fr8App is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Employee Matters and Managing Growth

Fr8App’s management team is relatively new and its future success will depend on its ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Fr8App’s President, Chief Executive Officer and Chief Financial Officer all joined Fr8App in September 2020 and their Chief Operating Officer in August 2021 and have not worked together prior to joining Fr8App. Fr8App’s ability to execute its business strategies and manage its growth will largely depend on its executive team and key employees, the loss of whose services may adversely impact the achievement of its objectives. While Fr8App has entered into employment agreements with certain of its executive officers and key employees, any of them could leave Fr8App’s employment at any time. Fr8App does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of its other employees. The loss of the services of one or more of its current employees might impede its objectives. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in Fr8App’s industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

Recruiting and retaining other qualified employees, consultants and advisors for Fr8App’s business, including scientific, technical and experienced industry personnel, will also be critical to its success. There is currently a shortage of skilled executives in Fr8App’s industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Fr8App may have to incur additional recruiting and training expenses to adequately staff its company. Fr8App may not be able to attract and retain personnel on acceptable terms.

The trucking industry is highly fragmented and regulated.

The trucking industry, one of Fr8App’s target customers, is a disparate group comprised of truck fleet owners and independent truck drivers. Some truck fleet owners are small companies, and like independent truck drivers, may not be familiar with the industry trends or have exposure to new technologies or new methods of doing business. As a result, Fr8App may not be able to establish a consistently effective method for marketing its digital Marketplace and mobile application platform to such industry participants.

The trucking industry is also highly regulated. The jurisdiction of the Department of Transportation (“DOT”), the Environmental Protection Agency (“EPA”) and similar state agencies, extends to Fr8App’s customers in the trucking industry. DOT and EPA regulations are subject to varying interpretations which may evolve over time. If compliance with the current regulations is not actively enforced by these agencies, or enforcement continues to vary from region to region, that may affect some of Fr8App’s carriers’ businesses and in turn, its business could be materially and adversely affected. Fr8App cannot assure you that government agencies will not adopt new policies or regulations that could adversely affect its business, results of operations and financial condition.

Increased security requirements impose substantial costs on Fr8App and it could be the target of an attack or have a security breach, which could materially adversely affect Fr8App.

Fr8App operates in a particularly complex legal and regulatory environment. The legal environment of a cloud-based software business is evolving in the U.S. and other jurisdictions and Fr8App is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business.

Fr8App’s business is subject to a variety of U.S. and Mexican laws, rules and regulations, including those affecting “Motor Carriers, Owner-Operators and Transportation Brokers” issued by the US Federal Motor Carrier Safety Administration (“FMCSA”) of the DOT. Fr8App is subject to many U.S., Canadian and Mexican federal, state and local laws and regulations including those related to internet activities, privacy, rights of publicity, data protection, intellectual property, health and safety, competition, consumer protection, payments, transportation services, insurance coverage and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm Fr8App’s business.

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm Fr8App’s business. These may involve privacy, data protection and personal information, content, intellectual property, data security, retention and deletion. In particular, Fr8App is subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the U.S. U.S. federal, state and foreign laws and regulations which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and evolving industry in which Fr8App operates and may be interpreted and applied inconsistently from country to country and inconsistently with its current policies and practices. Fr8App’s customers upload and store customer data in its cloud-based platform. This presents legal challenges to Fr8App’s business and operations, such as consumer privacy rights or intellectual property rights. Both in the U.S. and abroad, Fr8App must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on its cloud-based platform as well as in the operation of its business. Fr8App cannot determine the effect that any new requirements will have on its cost structure or its operating results, and new rules or other future security requirements may increase its costs of operations and reduce operating efficiencies. Regardless of its compliance with security requirements or the steps Fr8App takes to secure the data on its platform, it could also be the target of an attack or security breaches could occur, which could materially adversely affect Fr8App’s business.

Fr8App’s growth plan may not succeed as quickly as anticipated, if at all.

Fr8App’s commercial freight Marketplace and mobile application platform matching the needs of carriers offering transportation services and shippers requiring commercial freight services is relatively new to the market. Success of its digital commercial freight matching brokerage service will depend on the adoption rate of this relatively new technology by Fr8App’s customers. Since many carriers are small companies slow to adapt to new technologies, Fr8App may not be able to establish a consistently effective method for marketing its platform and mobile application to such industry participants. Fr8App’s plan to commercialize and grow the usage of its platform and service offerings may not succeed as quickly as anticipated, if at all.

Fr8App expects to expand its organization, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.

Fr8App expects to aggressively grow its sales and carrier personnel, specifically targeting at its key accounts and leveraging known customer preferences, to increase adoption of Fr8App’s solution platform for both its shippers and carriers with live 24/7 tracking on shipment. Fr8App is establishing creative marketing campaigns in Mexico’s domestic market and cross-border market. As it expands its cross-cultural workforce both in the U.S. and Mexico, Fr8App may encounter difficulties in managing its growth. Fr8App also plans to invest in its technology team so it can continue to build out internal tools on its platform. Failure to manage its growth could disrupt its operations and materially and adversely affect its results of operations and financial condition.

Fr8App is likely to have material weaknesses in its internal control systems and will need to hire additional personnel and develop and maintain proper and effective internal control over financial reporting, or the accuracy and timeliness of its financial reporting will be adversely affected.

Post Merger, Fr8App’s financial statements has become those of the Company’s and Fr8App’s management team members are now the executive officers of the Company. They will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of the Company’s internal control over financial reporting. In particular, Fr8App will be required to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting. Fr8App has not yet been required to do such an analysis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To address these potential control weaknesses, Fr8App will likely need to add personnel as well as implement new financial processes. Fr8App intends to take steps to remediate the control weaknesses described above through hiring additional qualified accounting and financial reporting personnel, and further evolving its accounting processes and policies. Fr8App may not be able to fully remediate these weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

The Company’s independent registered public accounting firm will not be required to attest to the effectiveness of the Company’s internal control over financial reporting for so long as the Company remains a “smaller reporting company” as defined in applicable SEC regulations. The management team of the Company will be required to disclose changes made in its internal controls and procedures on a quarterly basis. To comply with the requirements of its financial statements becoming those of the Company following the Merger, Fr8App will need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. The Company’s new audit committee must also be advised and regularly updated on management’s review of internal controls. Fr8App is only now beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation of its internal control over financial reporting needed to comply with Section 404, and Fr8App may not be able to complete its evaluation, testing and any required remediation in a timely fashion. Moreover, if Fr8App is not able to comply with the requirements of Section 404 in a timely manner or if it identifies or its independent registered public accounting firm identifies deficiencies in Fr8App’s internal control over financial reporting that are deemed to be material weaknesses, the market price of the Company’s ordinary shares could decline and the Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

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

The trading price of our ordinary shares is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons, including:

●	variations in our results of operations;

●	the high number of non-voting ordinary shares outstanding in comparison to total ordinary shares;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press reports, whether or not true, about our business;

●	regulatory allegations or actions or negative reports or publicity against us, regardless of their veracity or materiality to our company;

●	changes in pricing made by us or our competitors;

●	conditions in the financial advisory market;

●	additions to or departures of our management;

●	fluctuations of exchange rates of the Mexican Peso and the U.S. dollar;

●	release or expiry of transfer restrictions on our outstanding ordinary shares;

●	sales or perceived potential sales or other disposition of existing or additional ordinary shares or other equity or equity-linked securities, including by our principal shareholders, directors officers and other affiliates;

●	actual or perceived general economic and business conditions and trends globally and in the freight industry in particular; and

●	the potential or actual effect of program trading on our stock price; and

●	changes or developments in the global regulatory environment.

Any of these factors may result in large and sudden changes in the volume and trading price of our ordinary shares. In addition, the stock market has at times experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the e-commerce industry, to unsustainable levels. These market fluctuations may significantly affect the trading price of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class named as a defendant in shareholder class action lawsuits. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our Company, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations.

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

You must rely on the judgment of our management as to the use of its resources, the different market segments it may develop or its ability to develop certain relationships.

Our management has considerable discretion in the market segments it chooses to pursue. You will not have the opportunity, as part of your investment decision, to assess whether the company’s business development efforts are appropriately focused, which may be used for purposes that do not improve our efforts to achieve or maintain profitability or increase our ordinary shares price in the short term. The Company may focus its resources on developing market segments that do not produce income, that produce negative margins or that lose value.

Substantial future sales or registrations or perceived potential sales or registrations of our ordinary shares, ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ordinary shares to decline significantly.

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2021, we had 7,551,467 ordinary shares outstanding (equivalent to 3,432,485 following the 2.2:1 reverse split on February 15, 2022). All of our ordinary shares were freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. However sale of ordinary shares or their perceived potential sale by any other substantial shareholder in the public market could cause the price of our ordinary shares to decline significantly.

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

We are exempted from certain corporate governance requirements of the NASDAQ by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act and the majority of our board is independent);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors (although our compensation committee is made up entirely of independent directors0;

●	have regularly scheduled executive sessions for non-management directors; or

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

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under British Virgin Islands law, we conduct most of our operations in Mexico and some of our directors and our executive officers reside outside the United States.

We are incorporated in the British Virgin Islands and conduct the majority of our operations in Mexico. One of our directors and some of our executive officers reside outside the United States and a substantial portion of their assets may be located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the British Virgin Islands or in Mexico in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and Mexico may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States or Mexico, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

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

Although we transitioned to the Nasdaq Capital Market and had regained compliance with the continued listing requirements of the Nasdaq, we recently received another written notification from the Nasdaq on May 13, 2021 informing us that we no longer meet Nasdaq Listing Rule 5550(b)(1), which requires us to maintain a minimum $2,500,000 in stockholders’ equity for continued listing. We had reported in our last annual report on Form 20-F for the period ended December 31, 2020 that our stockholders’ equity was $631,145. Under the Nasdaq Rules, we have 45 calendar days (no later than June 28, 2021) to submit a plan to regain compliance. If our plan is accepted, we should be granted an extension of up to 180 calendar days from the date of written notification letter to evidence compliance. We submitted our plan and the Nasdaq has granted us until November 9, 2021 to regain compliance. On September 28, 2021, we announced in a Form 6-K filed with the Securities and Exchange Commission that we had consummated a sale of an aggregate of 630,000 ordinary shares, par value $0.005 and a pre-funded warrant to purchase 650,000 ordinary Shares to ATW Opportunities Master Fund, L.P. for an aggregate purchase price of $2,700,000 pursuant to a securities purchase agreement dated September 16, 2021 (the “Securities Purchase”). Because of the Securities Purchase, we believe that we have regained compliance with the stockholders’ equity requirement. The Nasdaq shall continue to monitor our ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report we do not evidence compliance, we may be subject to delisting.

As part of the issuance of shares in the Merger, we announced in a Form 6-K filed with the Securities and Exchange Commission that we had pro forma projections showing capital for the Company in excess of $5,000,000 following the Merger.

We intend to take all reasonable actions to ensure compliance, including without limitation, effecting the Merger. However, there can be no assurance that we will be able to regain compliance with the Nasdaq Rules or will otherwise be in compliance with other Nasdaq listing criteria post Merger. In the event we are unsuccessful, our ordinary shares will be delisted and you will likely experience a devaluation in the market price of your shares as well as face challenges in trading them forthwith.

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. If the bill passed by the U.S. Senate on June 22, 2021 is passed by the U.S. House of Representatives and signed into law, this would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable from three years to two. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. If the bill passed by the U.S. Senate on June 22, 2021 is passed by the U.S. House of Representatives and signed into law, this would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act (“HFCA Act”) was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA.

The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, PCAOB announced the PCAOB HFCA Act determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, Centurion ZD CPA & Co., the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Centurion ZD CPA & Co. is headquartered in Hong Kong and accordingly, falls within the PCAOB determinations.

Given the recent developments, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC had announced that the SEC staff was preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. The implications of possible additional regulation in addition to the requirements of the HFCA Act and what was recently adopted on December 2, 2021 are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on

NASDAQ may apply additional and more stringent criteria for our continued listing.

NASDAQ Listing Rule 5101 provides NASDAQ with broad discretionary authority over the initial and continued listing of securities in NASDAQ and NASDAQ may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities meet all enumerated criteria for initial or continued listing on NASDAQ. In addition, NASDAQ has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. NASDAQ was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of NASDAQ for our continued listing.

Item 4. Information on the Company

A. History and development of the company.

Our History and Corporate Structure

We were established as “China Internet Nationwide Financial Services Inc.”, a holding company incorporated under the laws of British Virgin Islands on September 28, 2015. On October 7, 2015, we incorporated Hongkong Internet Financial Services Limited (“HKIFS”) in Hong Kong SAR. HKIFS, in turn, incorporated Beijing Yingxin Yijia Network Technology Co., Ltd (“BYYNT”) in the People’s Republic of China with a registered capital of RMB1,000,000 (approximately $150,375.94) on December 31, 2015. BYYNT entered into a series of contractual agreements (the “PRC VIE Agreements”) with Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“Sheng Ying Xin” or “SYX”), a company incorporated in the People’s Republic of China on September 16, 2014.

On September 2, 2019, Hongkong Shengqi Technology Limited (“HKSQ” or “HKSQ VIE”) became a shareholder of BYYNT. HKSQ was incorporated in Hong Kong on August 29, 2019. On September 26, 2019, a series of agreements were entered into among HKIFS, HKSQ and its shareholder (the “HKSQ VIE Agreements”). As a result of the HKSQ VIE Agreements, HKIFS become the primary beneficiary of HKSQ.

Similar to the HKSQ VIE Agreements, the PRC VIE Agreements essentially conferred control and management as well as the economic benefits of Sheng Ying Xin onto BYYNT. In spite of the shareholder change in BYYNT, we were able to retain full control and management over Sheng Ying Xin and were still entitled to substantially all of the economic benefits of BYYNT through the HKSQ VIE Agreements.

Accordingly, the results of operations, assets and liabilities of BYYNT and Sheng Ying Xin have been included in the accompanying consolidated financial statements. Because we are a holding company that managed Sheng Ying Xin though a series of contractual arrangements, our consolidated financial statements are essentially those of BYYNT’s and Sheng Ying Xin’s as we are conferred their economic benefits.

Through Sheng Ying Xin and its subsidiaries, we provided almost all our financial advisory services in the People’s Republic of China.

On July 28, 2017, we announced the pricing and closing of our initial public offering (“IPO”) of 2,023,146 of our ordinary shares at a price to the public of $10.00 per share for a total of $20,231,460 before underwriting discounts and commissions and offering expenses. Our shares began trading on NASDAQ Global Market on August 8, 2017 under the symbol “CIFS.”

After several years of decline in our financial advisory business in the People’s Republic of China, the board of directors of the Company (the “Board”), together with management began to consider various long- and short-term strategic options to strengthen our business and enhance stockholder value. Strategic options that have been considered included strategic alliances, mergers and acquisitions, divestitures, other business combinations, and delisting from Nasdaq, as well as continuing operations as an independent company. As a result of the continued deterioration of the Company’s share price and erosion of stockholder value, the Board determined that it was critical to pursue a strategic option in the near-term.

In keeping with our plan to diversity our operations, rebrand ourselves and seek new strategic options, not only were our Board members and management completely changed but our corporate name was changed to “Hudson Capital Inc.” on April 23, 2020 and we began to trade under our new symbol, “HUSN” on May 8, 2020. Our securities were also transferred to the Nasdaq Capital Market at the opening of business on July 16, 2020.

The Board considered multiple potential merger candidates before identifying Fr8App as the most able to complete a merger and best potential value for its stockholders. Pursuant to such determination, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) on October 10, 2020 with Hudson Capital Merger Sub I, Inc., our Delaware wholly-owned subsidiary (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware subsidiary of Merger Sub I (“Merger Sub II”), Fr8App and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”).

This Merger Agreement was terminated on December 13, 2021 after the Board determined it was in our best interest to change strategies. In its stead, a new merger agreement was entered into between, us, Merger Sub I, Fr8App and the Stockholders’ Representative on December 13, 2021 (the “New Merger Agreement”). On February 14, 2022, a Certificate of Merger was filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby in accordance with the New Merger Agreement, Merger Sub I merged with and into Fr8App, with Fr 8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company (the “Merger”). The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App after the Merger is in the form as agreed by the Company and Fr 8App.

In connection with the Merger, the following unregistered, restricted securities were issued to shareholders of Fr8App, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions (the “Merger Consideration”):

Securities Issued in Merger	Issued at Merger		Underlying Ordinary Shares
Ordinary Shares	5,670,842		5,670,842
A2 Preferred Shares	2,781,592		2,781,592
A1A Preferred Shares	9,841,804		9,841,804
Series Seed Preferred Shares	15,445		15,445
Series B Preferred Shares	16,257,671		16,257,671
Series A4 Preferred Shares	1,251,647		1,251,647
Ordinary Shares Warrant	11,480		11,480
Series Seed Warrant	9,164		9,164
Equity Awards for Ordinary Shares	4,308,231	*	4,308,231	*
Total Issued in Merger	40,147,876		40,147,876

* Includes 400,558 shares to be granted under the Hudson Capital, Inc. Equity Incentive Plan.

Also, in connection with the Merger, the Company’s Board accepted the resignations from the Board of Warren Wang, Hon Man Yun, Ming Yi (Martin), Hong Chen and Xiaoyue Zhang, and from the position of the Chief Executive Officer and Chief Financial Officer of Warren Wang and Hon Man Yun, respectively, effective upon closing of the Merger. Messrs. Javier Selgas, Nicholas H. Adler, William Samuels, and Marc Urbach were appointed new directors of the Board. Each of the following executives was appointed to the respective office set opposite to his/her name:

Javier Selgas – Chief Executive Officer

Mike Flinker - President

Luisa Irene Lopez Reyes – Chief Operating Officer

Paul Freudenthaler – Secretary and Chief Financial Officer

On October 26, 2020, we filed Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgins Islands (the “BVI”) to effect a 5-for-1 reverse stock split of the Company’s ordinary shares. On February 14, 2022, we effected another 2.2:1 reverse split of our ordinary shares and our ordinary shares began trading on a split adjusted basis on February 15, 2022.

On March 25, 2022, we dissolved Merger Sub II and Hudson Capital Holding Co., Ltd. On March 30, 2022, we sold HKIFS in its entirety to a private investor. The divestment of HKIFS was effected through the sale of the entirety of the equity interest in HKIFS. As of the divestment date, there are no remaining or contingent obligations or benefits from HKIFS.

With the divestment of HKIFS, we are no longer involved in the financial advisory business in the People’s Republic of China nor do we maintain any operations, personnel, assets, or corporate presence of any type in Asia. We are now, through Fr8App, operating a North American transportation logistics technology platform, focusing on truckload freight for domestic and cross-border markets in Mexico, the US and Canada. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions. Below is a diagrammatic representation of our present corporate structure:

B. Business overview.

Freight App, Inc. (formerly known as “Freight Hub, Inc.” and hereinafter referred to as “Fr8App”) was incorporated in 2015 as a Delaware corporation. It was founded with a view to developing and bringing solutions to the relatively unorganized cross-border commercial freight market on the U.S.-Mexico border, and by extension, the U.S.-Canada border. In January 2019, Freight Hub México, S.A De C.V., a wholly-owned subsidiary of Fr8App was formed. In December 2021, Freight Hub Mexico, S.A De C.V. changed its name to Freight App de México, S.A De C.V. (“Freight App Mexico”). As a result of the Merger, on February 14, 2022, Fr8App became our wholly-owned subsidiary.

The first commercial version of Fr8App’s products was launched in 2017. Fr8App continued its product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service, ramping up at the end of 2019 and fully launched during the second quarter of 2020. The latest generation of Fr8App products were brought to market during the second quarter of 2020 and a new management team was hired during the third quarter of 2020 to bring a renewed focus to promoting freight services to Shippers (defined below) and Carriers (defined below). Fr8Data and Fr8Radar are product features that are further described below and that play an integral role in Fr8App’s product offerings. During 2021, Fr8App launched the broker portal, an electronic feature to address reporting obligations to Mexican authorities called “Carta Porte”, an internal pricing tool, automated onboarding and a number of EDI Integrations with Shippers and API integrations with third-parties. Towards the end of 2021, Fr8App introduced its private fleet product, Fr8Fleet.

Fr8App’s technology product offerings includes (i) a computerized platform (the “Platform”) that holds an online portal (the “Portal”) and a mobile App solution (the “App”) to provide third-party logistics (“3PL”) services to companies actively involved in the freight transportation market, (ii) a Transport Management Solution (“TMS “) for customers to manage their own fleet, and (iii) freight brokerage support and customer service based on the Platform. Fr8App believes it is the first digital commercial freight-matching broker to offer 3PL while targeting the domestic Mexican and the cross-border Mexico-U.S.-Canada markets (“Target Markets”). Fr8App serves cross-border traffic across the Mexico-U.S. border, the U.S.-Canada border, and domestic shipments within each of these three countries, with a primary focus on full truck-load freight. Its cutting-edge cloud-based Platform was designed to connect in real-time parties with commercial transportation needs.

The freight transportation supply chain begins with parties having transportation needs (“Shippers”) and addressed by those offering freight transportation services (“Carriers”). Shippers seeking suitable means of transportation for their supplies represent demand and Carriers with freight transportation capability represent supply. The digital freight matching technology on Fr8App’s Platform streamlines and simplifies cross-border shipping logistics by facilitating the matching of demand with supply. Shippers that use Fr8App’s Platform can connect with a wide network of reliable Carriers who can fulfill their logistics needs across North America. Use of Fr8App’s Platform brings the additional benefit of providing transparency on all shipment characteristics to allow for the identification of available and qualified freight capacity.

Fr8App’s Portal is the system’s front-end, a tool that Fr8App’s customers and providers use to summarize data on the Fr8App Platform such that it is in a usable form from a business perspective. This data is accessed online on a computer via a browser, or through a mobile App located on a smart telephone. Once customers and providers (“Shippers” and “Carriers”) gain access to the Platform they can enter into transactions such as booking a load and administering the manner in which that load will be managed, and reviewing summary information on display within the Platform. Below are two screen-shots from the Portal for illustrative purposes:

fr8app
Shippers
Carriers
About Us
FAQ
Español English
Jorge Garrido
jorge_garrido
Log out
Fr8Hub Users
Carriers
Shippers
Inventory
Drivers
Shipments
5
Segments
Tracking
Docs
Commission
Log
Marketplace
Shipment
Shipper
Shipper
Yeni Salazar
Shipper BAN
17
Spot
Primary
Fr8hub invoicing entity
Fr8hub US
Identifiers
Fr8hub number
5
Pickup
101010101010101
Invoice Reference (IRN)
10101010101
BOL
None
Purchase order
None
Map
Cancel shipment
Mapa
Satélite
Ecatepec de Morelos
Texcoco
Villa Victoria
Toluca de Lerdo
Villa Donato Guerra
Valle de Bravo
Parque Nacional Cumbres del Ajusco
Ixtapaluca
Parque Nacional Iztaccihuatl - Popocatépetl
Cuernavaca
Tepoztlán
Temixco
Oaxtepec
Cuautla
Atlixco
Zaragoza
Calpulalpan
Ciudad de Nanacamilpa
San Martín Texmelucan de Labastida
Apizac
Tejupilco de Hidalgo
Texcaltitlán
Coatepec Harinas
Ixtapan de la Sal

Fr8App’s Platform

Fr8App’s Platform contains the primary operating system. It is a digital marketplace that facilitates booking of freight transactions at the Shipper and Carrier level. The matching of Shipper requirements and Carrier capacities can occur on the Platform automatically, without the need for human intervention. A Fr8App Platform user can be very involved in the process and actively control its shipment activities by inputting Shipper requirements and matching those with Carrier offerings and tracking shipments as they leave their point of origin and arrive at their ultimate destination, i.e., managing his or her company’s logistics. Among other things, Fr8App’s Platform can provide a system user with a summary of all its freight activities through a combination of reports or visual displays on its screen. A system user can track the status of a given delivery on a visual display of the map with status updates on the load location and status from the moment the shipment leaves its origin through to its final destination. A system user can also set up routes that are physically different from one that the Platform might recommend if that system user has a preference for a given route over another, perhaps because of altitude or temperature differences on competing routes.

Shippers can use Fr8App’s Platform to post their freight needs, find available Carriers, enter into a freight contract with them, and monitor the transported goods while their shipment is in transit. Carriers can use Fr8App’s Platform (through the Portal or mobile App), to accept shipment requests, assign transportation jobs to available truck drivers instantaneously, or make themselves available on routes or route segments to avoid driving “dead” or empty trucks from one location to another. Carriers can receive notifications every time a load or job request is entered by a Shipper that matches the criteria they are looking for on a given shipment type and shipment lane. Every time there is a match and a Carrier hauls a load, the Platform’s algorithm takes this into account and creates a history that can be referred to when attempting to fulfill future Shipper requests. Fr8App’s mobile App gives Carriers full visibility on all of their shipping options and helps them eliminate empty miles on the road, leading to a reduction in operating costs. Its specialized technology is designed to enhance supply chain visibility and operations, helping reduce Carrier’s carbon footprint and improving profitability and environmental sustainability.

Fr8App’s API

Fr8App’s Platform has a public application programming interface (“API”), that is accessible free of charge and has the ability to automate the matching of Shippers requirements (commercial freight demand) with Carrier capacities (commercial freight supply). An API is an interphase consisting of a series of computer instructions that allow one type of system to interact with another separate system by taking information from one system and making it legible and usable by another. It can be compared to something like a translator that takes instructions in English and translates them into Spanish so that users on both sides of the translation can work with the underlying instructions. In Fr8App’s service offering context, an API allows one of our customer’s freight tracking systems to provide information to Fr8App’s Platform and for our Platform to provide information to our customer’s system using a data structure or language that is legible by that customer’s computer system. An API is a tool allowing Fr8App to have a number of different customers and providers, each with different operating systems, to interact with and use Fr8App’s Platform.

Fr8App’s Mobile App, FMS, TMS

Users can access the Platform through an internet browser on a computer or through the mobile App in a smartphone, using the same credentials.

Fr8App also offers a cloud-based TMS solution to maximize the efficiency of a company’s transportation operations. TMS can be used by either a Shipper or a Carrier as its key logistics tool, independent of using Fr8App’s Platform or Portal solutions. TMS can help Shippers and/or Carriers manage their fleet as well as post requests for freight services on its Platform. The cloud-based TMS solution is available to Shippers wanting to actively manage their supporting Carriers or their own fleet of trucks. Fr8App also gives a TMS solution user the option to source additional freight capacity or offer its over-capacity on the Fr8App Platform. Fr8FMS (Fr8App´s “FMS”) allows transportation companies and owner operators to handle their own fleet reducing their operational costs, and enables them to haul loads from Shippers in the platform´s marketplace.

Fr8Radar

Fr8Radar is a product feature that provides Shippers and Carriers track and trace visibility, via Fr8App´s mobile solution, or through the integrations with other third-party GPS providers or other technology companies providing track and trace solutions for the industry. Track and trace visibility through Fr8Radar allows Shippers to follow their freight operations in real time, using just one system, and not one for each GPS provider. Fr8Radar also enables low tech Carriers to provide real time position of each load to their customers.

Fr8Data

Fr8Data is the group of tools and reports developed to show Shippers and Carriers real time dashboards with all the detailed information of their shipments in real time, to increase control and make better business decisions. Fr8Data enables the analysis of historical data to find better matching between Shippers and Carriers and better pricing calculations, based on real data saved in Fr8App´s platform. Fr8Data consists of set of tools and analysis methodologies intended to be used for improvement a system user – be they a Shipper, a Carrier or Fr8App itself.

Fr8App’s Brokerage Support and Customer Service

Finally, Fr8App offers customers freight brokerage support and customer service based on using the Platform for fulfillment. The brokerage and customer services offered are based on using the Platform to book freight to meet a Shipper’s needs and fulfills those needs with Carriers that have already been onboarded on the Platform. It facilitates full usage of the Platform’s utility and it is aided by experienced users of the system and Fr8App’s in-house of experts. In late 2021, we also introduced Fr8Fleet, a private fleet management product whereby large corporate shippers are allowed to purchase fleet capacity over a period of time, say a month, in exchange for a fixed fee. Fr8App’s customer service group works with such clients to secure carrier capacity to fulfill their freight needs over a given period of time.

Industry Overview and Market Trend

According to the Statista, the U.S. domestic truck freight transportation market, in 2021, was approximately $732 billion in size. Over the same period, the Mexican domestic freight market was estimated at approximately $45 billion. In 2021, the cross-border U.S.-Mexico freight transportation market grew to $461 billion while Mexico’s trade with the U.S. grew at an annual compound growth rate of approximately 7.5% between 2011 and 2021. Fr8App expects the market to continue growing at rates at least equal to historic rates.

A primary contributor to the growth in the North American cross-border freight transportation markets has been the increased level of trade between the U.S., Mexico and Canada. Effective July 1, 2020, the three countries signed a new free trade deal the United States, Mexico, Canada Agreement (“USMCA”), replacing the North American Free Trade Agreement (“NAFTA”) enacted on January 1, 1994. As of 2019, Mexico became the U.S.’s largest single trading partner. According to the United Nations, Mexico exported an extra $3.5 billion of goods into the U.S., in the first half of 2019, since the summer of 2018 when the trade war between the U.S. and China began. Fr8App believes the replacement of NAFTA with the USMCA creates a stable environment attractive to multi-national companies considering Mexico as a market from which to export to both the United States and Canada.

In early 2020, U.S. President Donald Trump used trade policy in a manner that displaced global supply chains across industries and around the world. With global supply chains in disarray and no foreseeable end to the COVID-19 pandemic, Fr8App believes Mexico is a logical location for U.S. companies considering options to diversify away from the geopolitical risks associated with the ongoing U.S.-China trade tension. The approval of the USMCA in combination with new perspectives as related to national security implications of foreign-based supply chains may bring about changes in Mexico’s freight market, in terms of globalization or regionalization and logistics integration, as well as, the role of 3PL operators. Fr8App believes this supply chain volatility is driving an increase in demand for large and small freight brokers to secure more abundant freight capacity, in real-time, which is readily available on Fr8App’s digital marketplace and facilitated by its Portal and Platform solutions. Fr8App believes this supply chain volatility is aggravated by a shortage of drivers thereby creating further pressure on the need for a more comprehensive approach to logistics management, with the view to meeting supply chain requirements while attempting to minimize increases in the related freight costs. Fr8App acts as an intermediary between the total system’s freight requirements and the related freight demand in a more efficient manner than if various of the parties requiring freight contracted these services on their own or managed their own proprietary fleets. Fr8App believes that its ability to secure available freight capacity, using the Portal and Platform solutions, amongst available truck drivers offers customers an organized, efficient solution to transporting goods domestically and internationally in favorable or unfavorable market environments. Additionally, Fr8App believes it is well positioned to benefit from the increasing trade across both the U.S.-Mexico and the U.S.-Canada borders caused by supply chain volatility and magnified by the COVID-19 pandemic.

Fr8App believes that traditional 3PLs rely on a network of offices staffed with individuals tasked with communicating with colleagues, customers and transportation companies to identify and secure freight services that meet their customers’ specific needs. The process is manual, inefficient, and lacks transparency. Cross-border transportation challenges can include tracking, visibility, multiple hand-offs (where applicable), and international customs and regulatory inefficiencies. The ability to access real-time freight capacity and locate the right truck at the right time becomes critical to securing a reliable shipment service. Fr8App believes market conditions have created an increased demand for digital freight brokers who can help ease capacity constraints, open up new shipping lanes, and provide a benchmarking tool for both Shippers and Carriers.

Important Factors of the Trucking Industry

According to an October 2020 article titled, “Trends Transforming the Trucking Industry Outlook in 2021” published by Linchpin, below are the factors affecting the outlook for the U.S. trucking industry:

●	Highest GDP contribution– The U.S. currently stands at the number one spot when it comes to GDP contribution from the trucking industry.
●	Job percentage – more than 5.8% of jobs in the U.S. are related to the trucking industry.
●	Total freight carried – Trucks carried approximately 10.8 billion tons of goods across the country each year.
●	Top commodities traded between the U.S. and Mexico – computers and parts ($151 billion), electrical machinery ($124 billion), motor vehicles and parts ($120 billion).
●	Preferred form of transportation – almost 70% of the goods transported in the U.S. are carried around by trucks from state to state.
●	Grocery store dependence – grocery stores are highly dependent on truck drivers to carry supplies to multiple locations. Most grocery stores would run out of transportation options within three days if truck drivers halted grocery deliveries.
●	Truck driver shortage – experts believe that the trucking industry needs to hire at least 900,000 more drivers to meet the growing demand.
●	Miles per year – on average, a truck driver logged in more than 100,000 miles over the past year.

Market Opportunity

According to Modor Intelligence, the Mexican 3PL market is expected to register a compound annual growth rate of over 7.0% between 2021 and 2025. According to the same source, the US and Canadian 3PL markets are expected to grow at a 3.5% and 3.0% compound annual growth rate, respectively, over the same time period. Fr8App believes this commercial freight market growth is driven by growing domestic economies and increasing trade flows, which are not only from one region to another, but are more decentralized and fragmented. Fr8App believes these factors are expected to intensify the complexity of logistics activities in the coming years in what has been a relatively fragmented Mexican transportation market on a historical basis. Fr8App believes the U.S. and Canadian markets remain relatively fragmented as well though they have each seen major logistics companies enter the industry over the past decade. Fr8App believes the evolution of supply chains is also susceptible to changes in consumer habits, driven further by e-commerce and international health issues, such as the COVID 19 pandemic. Rising consumer expectations have had an observable effect throughout the supply chain, driving the need for greater efficiency and speed. Technology in warehouses, onboard trucks, and on smartphones has led to automating critical processes, improving visibility into the shipment lifecycle, and enabling faster decisions. In addition to profitability, sustainability and reliability has likely become a consideration of every Shipper’s bottom line. Fr8App believes that an ability to respond to increasing market volatility in real-time, can become an asset contributing to a Shipper’s business success. Fr8App believes this consideration is further exacerbated by qualified driver shortages in the U.S. and Canada. Fr8App believes the TMS market to be in a development stage similar to the consumer transportation industry, or “taxicabs”, prior to the introduction of wider reaching platforms like Uber and Cabify. Fr8App continues to invest in improving its TMS technology and expects these investments to help improve its Platform as well as the range of services Fr8App may offer to its Shippers and Carriers over time.

Fr8App believes the Mexican commercial freight market is also ripe for technological disruption as adoption of technology in this industry segment has lagged several others in the commercial transportation space. Fr8App believes there are significant complexities within the Mexican freight transportation market that give Fr8App a competitive advantage. As an example, there are standard ways in which a new carrier is evaluated as a potential business counterparty in the U.S. There are several industry, data and government databases and electronic tools for investigating a potential business supplier and no such vetting processes overseeing the commercial freight transportation market in Mexico. Fr8App intends to gain a deep understanding of these unique processes, within the Mexican transportation industry, to gain a competitive advantage over future market entrants. Fr8App intends to leverage this competitive advantage into opportunistically selected routes carrying traffic into the U.S. and Canada.

Fr8App’s operations center in Mexico is located in Monterrey, Mexico, a city which accounts for the second highest GDP in Mexico (behind only Mexico City) and, historically, a transportation hub within the domestic and cross border Mexican freight transportation market. Fr8App plans to leverage its presence in Monterrey to become a leader in international freight to and from Mexico, and into and across the U.S., and into Canada.

The Fr8App Solution

Fr8App’s Platform provides visibility on freight transportation options not readily apparent with traditional 3PL solutions. The Platform allows Shippers and Carriers to book loads at the palm of their hands and assign jobs to drivers, in real-time, with the click of a button. Shippers and Carriers register on the Platform and are approved to transact after undergoing a rigorous vetting process.

The vetting process for Shippers includes the following:

●	Mexico Beneficial Cargo Owner (BCO) or Broker (3PL): Articles Incorporation charter, tax registration number, legal representative power of attorney, legal representative ID, banking information, address receipt, fiscal situation document, fiscal obligations opinion document (updated), Fr8App credit form
●	For US or Canada Client (BCO): W-9 form for US, TD1 form for Canada, Fr8App credit form
●	For US or Canada Broker (3PL): W-9 form for US, TD1 form for Canada, Fr8App credit form, insurance and bond certificates, license and authority number of broker

Fr8App collections group performs a credit report analysis which includes a due diligence of the customer credit record, revenues of the customer for the latest 5 years, industry in which client operates, review of current insurance coverage, and payment terms negotiated. Fr8App has had immaterial bad debt expense in the past several years.

The vetting process for Carriers includes the following:

●	A due diligence review is performed to ensure that carriers are following regulatory compliance, whether they are a line or base haul carrier, which routes they operate, truck types, cargo they are eligible to transport, reliability and availability. Depending on location, the document set-up requirements are as follows:

■	Mexico: Articles Incorporation charter, tax registration number, Servicio de Administración Tributaria (“SAT” is the Mexican equivalent to the IRS in US) legal opinion, legal representative power of attorney, legal representative ID, Standard Carrier Alpha Code (“SCAC”), banking information, insurance policy, ACH format, security questionnaire, verified mobile phone,

■	US and Canada: W-9 form for US, TD1 for Canada, MC Certification (Insurance certificate), ACH Form

■	Once approved, Shippers can request bids for a certain service or Carriers can provide bids on Shipper requests. Fr8App’s Platform matches up Shippers and Carriers and assigns a driver and truck to the job. The driver picks up the supplies while the Platform tracks the progress of the trip, in real time. The driver delivers the shipment, uploads documentary evidence of the delivery (“POD”) and is paid.

Fr8App’s Platform automatically matches Shippers with Carriers within the Fr8App network, instantaneously. Carriers are sent push notifications through the Platform every time a load or job request is entered by a Shipper that matches the criteria Carriers are looking for on a given shipment and lane.

By leveraging its technology, the increasing usage, and amount of traffic booked on its Platform, Fr8App can work with customers to optimize their supply chain, eliminate empty miles on the road, and reduce their carbon footprint. A transformation in the logistics transportation industry is taking place. With its proprietary software, Fr8App offers smart solutions that create sustainable alternatives and offer benefits to both Shippers and Carriers, including:

●	a single point of contact as a control center
●	full visibility to freight transportation, in real-time
●	ability to book shipment loads in minutes
●	matching with only pre-approved Carrier compliance
●	live 24/7 tracking on shipment while in-transit
●	real-time messaging capabilities with Carriers
●	advanced data analytics
●	ability to secure quality loads faster on preferred routes
●	ability to reduce “deadhead” empty loads
●	convenient and faster payment
●	scalable technology for Carriers who plan to grow their fleet

Fr8App’s Customers

Fr8App’s customers consist of Shippers and Carriers across North America. A Shipper will use Fr8App’s Platform to request bids on a shipment or a series of shipments of certain characteristics and a Carrier will agree to the terms set forth on its Platform. Carriers have the option to carry out deliveries prior to receiving payment from Fr8App, and Shippers may start shipments before submitting their payment to Fr8App. Fr8App mitigates payment risks by pre-screening and approving all Shippers and Carriers prior to approving either party. Fr8App believes that Shippers value the features and benefits from its Platform by working with trusted Carriers that help alleviate driver shortages. Shippers also benefit from the cost transparency available on Fr8App’s Platform as there are no hidden fees. Shippers can count on the safety and reliability of the Platform as Fr8App tracks cross border shipments. Lastly, Shippers can benefit by managing their logistics needs in one control center, all on Fr8App’s Platform.

For the year ended December 31, 2021, each of two customers accounted for 35% and 15% of Fr8App’s accounts receivable, and for the year ended December 31, 2020, each of three customers accounted for 11%, 12% and 13% of its accounts receivable. For the year ended December 31, 2021, one customer accounted for 37% of Fr8App’s revenues. For the year ended December 31, 2020, one customer accounted for 13% of the Company’s revenues.

Fr8App believes Carriers value its ability to assist in minimizing empty (deadhead) miles and making every mile, a mile paid for. Carriers also benefit from the Platform’s transparency and know how much they are scheduled to make from fulfilling each job. Carriers receive faster payment for their services by using Fr8App’s Platform and avoid potentially expensive factoring companies. Lastly, Carriers can benefit from Fr8App’s Platform by using it as a tool to streamline workflows and increase overall efficiency.

Fr8App’s Growth Strategy

Fr8App intends to establish itself as the top digital freight matching broker in the Mexican domestic market as well as U.S-Mexico and Mexico-U.S. cross-border markets. Fr8App intends to leverage its position within the U.S-Mexico and Mexico-U.S. cross-border markets, into opportunistically expanding its footprint across select routes in the U.S. and into Canada. Fr8App’s growth strategy consists of the following:

Fr8App plans to expand its Shipper base and increase its Carrier ecosystem throughout all three countries, with an initial focus on the Mexico-U.S. cross-border market, a select portion of the U.S. domestic market and a select segment of the Mexican domestic market. With recent investments in its Platform and internal tools for sales representatives, Fr8App plans to hire additional employees in its Shipper and Carrier Sales areas and its operations teams, and establish formal training programs for its labor force and access the highly trained labor market in Mexico to manage its ongoing daily operations throughout North America. Using creative marketing campaigns, Fr8App intends to reinforce the benefits of using its Platform and increase adoption amongst existing Shipper and Carrier customers. With the use of business intelligence tools and management solutions, Fr8App will actively manage margins and maintain lean operating units. By leveraging customer references and building off existing Shipper relationships, Fr8App believes it will be able to add new accounts to its portfolio across the domestic trucking industry in Mexico, at the U.S.-Mexico cross-border and opportunistically select routes within the U.S. and the U.S.-Canada border commercial freight transportation market.

Fr8App plans to continue to build trust among its Carriers by managing its Shipper base to provide a high level of fulfilment, and effective management of loads. Fr8App will monitor service levels across its Platform with on-time pick up and delivery metrics. To deliver high performance attention while maximizing value to its Carrier customers, Fr8App plans to grow its Carrier sales force to quickly respond to high volume primary loads and spot loads, as necessary.

Fr8App intends to establish a very well-trained bilingual sales force and operations team and has implemented a successful “Fr8App University” Program. Fr8App intends to help grow its sales and operations teams by developing a college recruiting program and hiring qualified individuals to train them within the industry and continue working with them on a side by side basis.

Fr8App will continue to invest in its technology to improve and differentiate its Platform, as well as, expand its TMS offerings for Shippers. Fr8App plans on integrating more of its business customers through customized API’s and launching a fleet management system for Carriers.

Focusing On Automation

●	Go Digital: Fr8App believes that by providing more sophisticated automation to the relatively untapped digital commercial freight market in Mexico, and expanding upon initial efforts in the U.S. and Canada, it will strengthen its position within the domestic transportation segments in Mexico and the U.S. and grow its revenue stream. By leveraging existing relationships with Shippers, Fr8App will train Carriers utilizing the Platform to improve operations and gain more transportation loads. Fr8App plans to introduce “native onboarding” through API integration with relationship management integration software coupled with building out of internal tools and capabilities. Fr8App would like Shippers and Carriers to work toward making its Platform totally “self-serve” where Carriers and Shippers gain access to the Platform without human intervention. Its goal is to automate sales and operations functionality throughout the process while providing real-time visibility for all parties; – Shippers, Carriers and Fr8App.

●	Be digital: Fr8App intends to continue refining and automating its operational flow and maximize efficiencies while thoughtfully growing its brokerage division. Fr8App is investing in adding development efforts to expand its technology team and to work towards building out more internal tools to maximize efficiency in its brokerage division such as real-time pricing tools by coupling historical lane data analytics with API integration as well as other unique internal data sets.

Balancing Contractual and Spot Business

Primary markets are markets with established regular routes that are contracted for over a period of time. and spot markets are negotiated at a specific point in time and, usually in response to some form of short-term overage that was not originally planned by a Carrier. Fr8App understands the importance of balancing its efforts and business between primary and spot markets. As Fr8App moves forward advances in serving the domestic with Mexico domestic and U.S.-Mexico cross-border markets opportunities, Fr8App will try to leverage spot opportunities presented by different global situations, such as high market volatility as a result of COVID-19, the trade wars, and other macroeconomic factors creating a shortage of supply and surplus in demand. As the market stabilizes, Fr8App will increasingly try to target higher volume, long-term contractual business directly from Shippers.

Research and Development

The first commercial version of Fr8App’s products was launched in 2017. Fr8App continued its product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service towards the end of 2019 and into early 2020.

The latest generation of Fr8App products were brought to market during the second quarter of 2020 and consist of (1) the online Portal and Mobile App by itself, (2) the TMS, and (3) Fr8App’s Platform supplemented with freight brokerage support and customer service.

All products work under the same business model whereby revenues are generated as a percentage of commission per transaction. Each one of the shipments that are made through the Platform (Portal or App) are considered a transaction. The difference between the products resides in the degree of active assistance provided by Fr8App in the operation of the Platform itself. If the system user operates with the Platform without assistance, the interaction between Shipper and Carrier offerings is automatically carried out on the system with a fixed commission representing Fr8App’s revenues. If the Platform is supplemented with freight brokerage support and customer service, then the Fr8App team’s active intervention is required through the Platform’s BackOffice, thus allowing more flexibility to the parties involved to negotiate and agree on rates. Currently, Fr8App’s offering of using its Platform supplemented with freight brokerage support and customer service accounts for 100% of Fr8App’s revenue. Fr8App believes the industry is still anchored in communication through traditional channels (phone or email), and human attention is valued in the management of shipments.

Fr8App’s BackOffice

However, for traditional brokers, the Fr8App Platform is a solution to try to get capacity to their clients, quickly, when they have not achieved it through their traditional channels and methods. We anticipate that brokers will use the Portal to help augment their present offerings in the freight market over time and thereby providing Fr8App with an additional source of revenue.

Fr8App’s systems development team works in a development environment that is based on Scrum methodology. This methodology allows it to deliver new functionalities as frequently as it designs, which is presently every two weeks. By applying concepts such as Continuous Integration and Continuous Delivery (“CI/CD”), Fr8App believes its development process is highly robust. Following is a visual depiction of the Scrum Methodology:

Its technology has been designed with the goals of building a highly efficient, adaptable, scalable and secure platform with the potential to vastly improve operating margins of freight transactions. Following are some of the features of Fr8App’s technology infrastructure and development methodologies:

1.	Efficiency & Adaptability:

a.	Highly automated agile development process supported by CI and CD tools.
b.	Event based, microservice architecture.
c.	Applications packaged in Docker images.
d.	Container orchestration via Kubernetes leveraging automated rollouts and rollbacks, service discovery and load balancing.
e.	Modern, extendable, API suited for integration with industry data providers (TMS, telematics, ELD, Compliance, Big Data providers and other systems).

2.	Scalability & High-availability:

a.	Project hosted in GoogleCloudPlatform.
b.	Underlying platform invented in telco industry, designed for scale with minimal downtime.
c.	Erlang’s (via Elixir) let-it-crash philosophy, reducing codebase and allowing smaller teams to produce more.

d.	CQRS design pattern used throughout the system, separation between read & write storage.
e.	Easy horizontal scaling via Kubernetes.
f.	EventStore as a framework for CQRS, EventsFr8App’scing, and messaging.
g.	Postgresql hosted in Aiven.

3.	Security & Auditability:

a.	No information is lost, all transactions are stored in immutable storage. Fr8App can go back in time and reinterpret the data from the beginning of time with the new knowledge it is acquiring.
b.	System is being monitored by automated monitoring tools (Stackdriver, Prometheus) and is alerting the engineering team via Slack integration. Grafana is used to visualize system parameters in real-time. All API traffic is stored in BigQuery for deep analysis of system’s usage.
c.	Using highest industry available encryption standards.
d.	All information is encrypted on the go, https & wss.
e.	Personally identifiable information is encrypted in rest as well.
f.	Strict data and code access policies applied to product, and to development process.
g.	Full snapshot, i.e. base backup of Postgresql.
h.	Postgresql streaming backup, i.e. WAL records.
i.	Entire instances backed up.
j.	Access to multiple data centers in different geographic zones

Fr8App is developing and plans to develop reporting, online analytical processing, analytics, data mining, process mining, complex event processing, business performance management, benchmarking, text mining, predictive analytics, and prescriptive analytics. All these enhanced functionalities will increase the utility and add value to any user of its Platform and in turn, help drive traffic to the Platform itself.

Sales and Marketing

Fr8App targets its product offerings to high volume contractual lanes from direct small and mid-market Shippers with $1 to $200 million in annual revenue. Fr8App builds Carrier density with high volume consistent business from Shippers and builds buying power as it continues to attract more Carriers to use the Platform. Fr8App is establishing creative marketing campaigns in the Mexico domestic market to reinforce the benefits of using its Platform and Portal, and to increase adoption of its technology and solution.

Fr8App has recruited a proven industry executive, Mike Flinker as its President. Mike brings with him over 40 years of industry experience to lead Fr8App’s sales and business development efforts. Fr8App’s Chief Executive Officer, Javier Selgas, initially joined Fr8App as Chief Technology Officer and has over a dozen years of experience in developing technology and digital marketing. Fr8App’s Chief Financial Officer and Secretary, Paul Freudenthaler, has over 30 years of financial experience and has been Chief Financial Officer for several leading companies in both the U.S. and Mexico. Fr8App’s Chief Operating Officer has over 25 years of experience within the logistics and supply chain industry across North America. As of March 30, 2022, Fr8App has a total of 82 benefits-eligible employees and 10 contract-based employees. Fr8App believes that by positioning and growing its cross-cultural human capabilities, interacting at a local level with Shippers and Carriers and by providing international knowledge and expertise, Fr8App will execute best practices in a smart and accelerated fashion and help build the trust among its customers and employees and strengthen its operations ecosystem.

Regulations

The Carriers with which Fr8App transacts its business, are usually legal corporate entities, LLC’s, or their equivalents, in Mexico and Canada. Fr8App enters into contracts for the provision of services with Shippers and Carriers while the Shippers and Carriers are typically subject to rules and regulations for operating within their given industry and, as applicable, the freight industry within their respective countries of operation. Carriers are responsible for being duly certified and operating under good standing as required by their corporate residence and the locations over which they carry freight. For US carriers, the main regulator is the US Department of Transportation (“DOT”) and various state level equivalents. For Mexico Carriers, the relevant counterparty is the “Secretaria de Transporte” and in Canada it is “Canadian Transportation Agency”. Of note is that nearly the entirety of regulatory compliance burden with Fr8App’s business footprint falls on the Carriers themselves. For example, Fr8App’s regulatory compliance in the U.S. is for the most part limited to remaining in good standing with the DOT. Meanwhile the US based Carriers Fr8App works with are also required to comply with the DOT but may also have additional requirements for maintaining a number of operating licenses, insurance requirements and special certifications (i.e., border-crossing).

Consequently, the cost to comply with government regulation for Fr8App is relatively low. Government regulations affecting the manner in which the truck freight industry operates, and more specifically on Fr8App, would likely impose a number of obligations on parties that secure Carrier freight services within the freight industry. Depending on the nature of the regulatory changes, Fr8App’s business model could be adversely affected. However, it is nearly impossible to attempt to identify all cases that would affect the Company’s business model. For example, a change in trade regulations could increase or decrease freight volumes across a given border but the Company’s business model may not be adversely affected. A disease in products such as lettuce could affect the segment of our business that works with lettuce producers shipping from Mexico into the US and Canada. A US policy to impose tariffs on foreign steel could decrease cross-border traffic but increase domestic freight traffic in the steel industry. In comparison, if regulations were decreased and border restriction removed or lessened, as it occurred in the European Union as border restrictions eased, the added-value that Fr8App provides to our customers by assisting them with the nuances of border-crossing freight could be eliminated and our business from that segment could be negatively affected.

While Fr8App does not anticipate any wide or far-reaching changes in regulations affecting our industry, they are not out of the question and they could affect Fr8App’s business model in a material way.

Fr8App’s business is subject to a variety of U.S. and Mexican laws, rules and regulations, including those affecting “Motor Carriers, Owner-Operators and Transportation Brokers” issued by FMCSA of the DOT. Fr8App is subject to many U.S., Canadian and Mexican federal, state and local laws and regulations including those related to internet activities, privacy, rights of publicity, data protection, intellectual property, health and safety, competition, consumer protection, payments, transportation services, insurance coverage and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm Fr8App’s business.

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm Fr8App. These may involve privacy, data protection and personal information, content, intellectual property, data security, retention and deletion. In particular it is subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the U.S. U.S. federal, state and foreign laws and regulations which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and evolving industry in which it operates and may be interpreted and applied inconsistently from country to country and inconsistently with its current policies and practices. Fr8App’s customers upload and store data in its Platform. This presents legal challenges to its business and operations, such as consumer privacy rights or intellectual property rights. Both in the U.S. and abroad, Fr8App must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on its cloud-based platform as well as in the operation of its business.

Competition

The 3PL industry is rapidly evolving, including demand for greater efficiency and increased visibility into the shipment lifecycle. Fr8App expects continued significant competition on a national and international level. Fr8App’s competitors include the postal services of the U.S. and other nations, various motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that are making significant investments in their capabilities, and startups and other companies that combine technologies with crowdsourcing to focus on local market needs, some of whom may currently be its customers.

In Mexico, Fr8App competes with many logistics companies and freight brokers. Fr8App also buy from and sell transportation services to companies that compete with us. There are very few direct technology-based competitors that are focused on the domestic transportation market in Mexico.

In contrast, the domestic U.S. 3PL industry is crowded with globally recognized competitors, some of whom, offer transportation services as well as traditional 3PL services. Fr8App technology was developed in part to improve traditional 3PL solutions offered by established corporations such as XPS Logistics, Inc., C.H. Robinson Worldwide, Inc. and J.B. Hunt Transport Services, Inc. Traditional 3PL providers leverage their vast network of offices and employees to coordinate freight transportation domestically and internationally. Additionally, a wave of new entrants have entered the 3PL space with novel, real-time 3PL solutions; similar to Fr8App’s Portal and Platform. Companies such as Uber Freight LLC, Convoy, Inc. and NEXT Trucking, LLC have each accessed the 3PL market with the support of private financing to disrupt established 3PL corporations.

Furthermore, both established and emerging competitors have direct access to U.S.-Canadian cross border trade routes, where Fr8App intends to serve on an opportunistic basis as well. According to the U.S. Bureau of Transportation Statistics, a total of $343.0 billion worth of freight moved across the U.S.-Canada border in 2019.

In the future, competition may also come from other sources in the future as new technologies are developed and new methods of transportations are made widely available. Innovations in transportation technology, including driverless trucks, artificial intelligence and logistics could adversely affect the demand for Fr8App’s 3PL services.

Intellectual Property

On January 7, 2021, Fr8App filed a trademark application with the U.S. Patent and Trademark Office for the Fr8Technologies design mark. Fr8App currently does not hold any patents or own any registered trademarks. Fr8App believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise. While it considers its intellectual property rights to be valuable, Fr8App believes that its competitive position depends primarily on its ability to increase and eventually to maintain a leadership position by developing innovative proprietary solutions, technology, information, processes, insights and business intelligence to satisfy both Shippers and Carriers’ needs through its Platform.

Fr8App’s principal asset consists of its software, which it invests in on a monthly basis through development work by employees and externally contracted parties. Fr8App invested approximately $0.5 million and $0.2 million in software during the years ended December 31, 2021 and December 31, 2020, respectively. Fr8App expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

Employees

As of March 30, 2022, we have a total of 82 employees, 69 of them are based in Mexico with the remaining in the U.S. and other virtual locations and 10 contract-based employees. None of its employees are represented by a labor union or covered by a collective bargaining agreement. Fr8App considers its relationship with its employees to be good. Fr8App has four principal executives including its CEO, COO, CEO and President. Fr8App has the following number of people including its executives in each of its departments: Finance and Administration – 17, Carrier Sales – 21, Shipper Sales 11, IT – 11, Operations – 24 and Support – 13. Relationships with employees are stable and favorable.

Facilities

Fr8App’s U.S. headquarters office is located at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380, and its Mexican headquarters office is in Monterrey, Mexico . The headquarters location consists of a rental office in a shared office facility. The facilities in Monterrey consists of 62 workstations and two private offices in a work suite facility in Monterrey. Fr8App evaluates its needs for facilities on an ongoing basis. There are no environmental issue affecting access and utilization of any of the company’s assets.

C.	Organization structure.

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship

Freight App, Inc.	Delaware	Wholly-owned subsidiary

Freight App de México S.A. de C.V.	Mexico	Wholly-owned subsidiary

D.	Property, plants and equipment.

Facilities

We currently maintain two physical offices in The Woodlands, Texas and Monterrey, Mexico and a variety of our personnel work from their home office in a number of cities across the US, Mexico and Canada. In January 2020, we entered into a lease agreement for 7 workstations in Mexico for a term of 12 months and expired on December 31, 2020. In November 2020, the Company entered into a lease agreement for 14 workstations in Mexico for a term of 12 months and expired on October 31, 2021. In November 2021, the Company entered into a lease agreement for 62 workstations and two private offices in Mexico for a term of 12 months, which will expire on October 31, 2022. The rental cost for the years ended December 31, 2021 and 2020, was approximately $110,000 and $67,000, respectively . In October 2020, the Company entered into a worksuites arrangement for a workspace in an office located in The Woodlands, Texas, on a month to month basis for $94 per month. The contract continues in effect.

Equipment

Fr8App’s principal asset consists of its software, which it invests in on a monthly basis through development work by employees and externally contracted parties. Fr8App invested approximately $0.5 million and $0.2 million in software during the years ended December 31, 2021 and December 31, 2020, respectively. Fr8App expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3 Key Information — D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks, changes and uncertainties.

A.	Operating Results

Overview

Prior to February 14, 2022, we were mainly in the business of providing financial services in the People’s Republic of China to meet the financial and capital needs of our clients, which comprise largely of small-to-medium sized enterprises (“SMEs”). Through our wholly-owned subsidiaries, Hongkong Internet Financial Services Limited and CIFS (Xiamen) Financial Leasing Co., Ltd, our contractually controlled and managed company, Hongkong Shengqi Technology Limited, its wholly-owned subsidiary, Beijing Yingxin Yijia Network Technology Co., Ltd and its contractually controlled and managed company, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“SYX” or “Sheng Ying Xin”), and SYX’s wholly-owned subsidiaries, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), Fu Hui (Shenzhen) Commercial Factoring Co., Ltd (“FuhuiSZ”), Yingda Xincheng (Beijing) Insurance Broker Co., Ltd (“ Yin Da Xin Cheng”), Fuhui (Xiamen) Commercial Factoring Co., Ltd (“FuhuiXM”), Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd. and Hangzhou Yuchuang Investment Partnership. We primarily offered commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and supply chain financing services.

We historically generated revenue from service fees in connection with our (i) commercial payment advisory services, (i) international corporate financing advisory services,(iii) intermediary bank loan advisory services, and (iv) supply chain financing services (factoring services). Additionally we historically earned interest income from our direct or entrusted lending activities. Our total net revenue from service fees was $1.4 million in 2019, declined to $0.6 million in 2020 and decreased to $0.0 in 2021. We had a net loss of $62.0 million, $9.1 million and $2.1 million in fiscal years 2019, 2020 and 2021, respectively.

Our service fee business has materially slowed down in recent years. Although the number of clients we served and the amount of services we provided grew rapidly through 2017, due to the economic downturn in China since 2018, our clients’ financial needs significantly decreased. We served 47 customers, 47 customers and only one customer and arranged approximately $2.4 million, $996 million and $0.42 million in financings in 2017, 2018 and 2019, respectively. In  2020, because of the COVID-19 pandemic, which resulted in a nation-wide lockdown, all economic activities came to a virtual standstill for over a year. We started to recover gradually in the last quarter of 2020, but the PRC economy had not yet recovered and this downward pressure on our business carried forward to 2021 through today. We used to provide technical services through our subsidiary, Beijing Anytrust Science & Technology Co., Ltd (“Anytrust”). In 2018, we generated $0.5 million from the provision of technical services. However, in order to reduce our operating losses, we disposed of Anytrust in December 30, 2018 and therefore we no longer provide such technical services. Our other service fee businesses have been severely hampered by the COVID-19 effect and shifts in value added and distribution chains in North America away from China and towards a more regional focus.

Key Factors Affecting Our Results of Operations

Major factors that have affected our results of operations include the following:

Economic Conditions in China

The demand for financial services from borrowers is dependent upon overall economic conditions in China and of Chinese company activities outside of China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and investors’ ability and desire to invest in loans. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to become stable or decrease. Additionally, a slowdown in the economy, such as from a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. Sectoral shifts away from expanding Chinese companies could affect demand for our services. All of this and others may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or the finance market, investors may delay or reduce their investments in loan products in general, including those provided by us.

Ability to Acquire Borrowers Effectively

Our ability to increase the loan volume facilitated through us largely depends on our ability to attract potential borrowers through sales and marketing efforts. Presently, we are largely dependent on key members of our management team, including our largest shareholder and former Chairman and Chief Executive Officer, Mr. Jianxin Lin and Mr. Jinchi Xu, who have extensive experience in the financial service industry and important relationships with borrowers, banks and lending institutions for our business.

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

Ability to Innovate

Our growth to date had depended on, and were we to continue our service fee strategy, our future success will depend in part on, successfully meeting borrower demand with new and innovative loan and investment products customized for their needs. We have made efforts to source loan and investment products to meet the individualized needs of our borrowers. We evaluated the popularity of existing product offerings and services that cater to the ever evolving needs of our borrowers. We also sought to negotiate better terms for our customers based on our relationships with banks and lending institutions.

From the borrower perspective, we could continue to attempt to tailor credit products to meet their specific needs.

Ability to Compete Effectively

Our fee service business and results of operations depend on our ability to compete effectively in the markets in which we operate. The financial services industry in China is intensely competitive, and we expect that competition to persist and intensify in the future. In addition to competing with other finance companies, we also compete with other types of financial products and companies that attract borrowers, investors or both. With respect to borrowers, we primarily compete with traditional financial institutions, such as finance business units in commercial banks and other finance companies. If we are unable to compete effectively, the demand for our services could stagnate or substantially decline, we could experience reduced revenues or our services could fail to maintain or achieve more widespread market acceptance, any of which could harm our business and results of operations.

Regulatory Environment in China

The regulatory environment for the financial services industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the financial services industry in China, the PRC government has not adopted a clear regulatory framework governing our industry. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by borrowers on terms favorable to us, or at all, these events could also provide new product and market opportunities.

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

The Company’s services included commercial payment advisory services, intermediary bank loan advisory services, international corporate financing advisory services and supply chain financing services (factoring business). We used to provide technical services through Anytrust. However, we disposed of Anytrust on December 30, 2018 to reduce our operating losses. As a result, we no longer provide technical services.

For commercial payment advisory services, after signing contracts with the client, the Company would start to identify and select banks and financial products, coordinate with banks to structure financing solutions for the client. Then the client prepares application materials and sends them to the bank. When approved by the bank, the client deposits cash with the bank or purchase wealth management products sold by the bank. After this step, the bank issues a letter of guarantee, which the client will pledge as security for the acceptance bills. The letter of guarantee is a document that the bank provides certifying itself as guarantor. The Company’s service fee is a percentage of the amount of cash deposited with or wealth management products purchased from the bank by the client. The Company recognizes revenue after the client receives a bank credit contract from the bank and when the Company receives a contract completion confirmation from the client.

For intermediary bank loan advisory services, the Company would match small-to-medium sized enterprises (“SMEs”) with financing sources. The Company would then charge borrowers an introduction fee which is calculated at a percentage of the loan. The Company recognizes revenue after the client receives a bank credit contract from the bank and when the Company receives a contract completion confirmation from the client. The Company typically receives the contract completion confirmation when the client receives the bank financing and signs off on the contract completion confirmation.

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

The Company does not have any level 2 or level 3 assets and liabilities as of December 31, 2021 and 2020.

Goodwill

Goodwill is the excess of the consideration transferred over the fair value of the acquired assets and assumed liabilities in a business combination. The Company tests goodwill for impairment at the reporting unit level on an annual basis as of December 31, 2021 and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required.

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

Results of Operations

Results for the Year ended December 31, 2021 compared to the Year ended December 31, 2020

Operating Metrics for the year ended December 31, 2021 and December 31, 2020

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

For the Year Ended December 31,
	2021		2020
	RMB	US$	RMB	US$
(in Million)
Amount of financing advised:	-	-	-	-
Commercial Payment	-	-	-	-
International Corporate Financing	-	-	-	-
Intermediary Loan	-	-	-	-
Amount of financing factored:	-	-	-	-
Factoring Business	-	-	-	-

For the Year Ended December 31,
	2021	2020
Number of clients advised(1)	-	-
Commercial Payment	-	-
International Corporate Financing	-	-
Intermediary Loan	-	-

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Year Ended December 31,
	2021	2020
	(in US$ thousands)
Fees billed to clients(2)	-	-

(2)	Represent amounts net of VAT.

The amount of financing advised is calculated by summing up the financing amount indicated on the financing contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

All Numbers (US$’000’s)	Years ended December 31,		Variance
	2021	2020	Amount	%
Revenue	$-	$0.6	$(0.6)	(100.0)%
Cost of revenue	-	-	-	-
Gross profit	-	0.6	(0.6)	(100.0)%
General and administrative expense	2,495.3	4,123.1	(1,627.8)	(39.5)%
Selling and distribution expense	-	10.7	(10.7)	(100.0)%
(Loss) income from operations	(2,495.3)	(4,133.2)	(1,638.5)	(39.6%
Interest income on bank deposit	0.0	0.0	(0.0)	(64.3)%
Other income (expenses)	349.0	38.9	310.2	797.9%
Interest income from loans to third parties	0.8	365.0	(364.3)	(99.8)%
Impairment loss on loans to third parties and property and equipment	-	(5,346.0)	(5,3460)	(100.0)%
(Loss) income before income taxes	(2,145.5)	(9,075.4)	(6,929.8)	(76.4)%
Income tax (benefit) expenses	-	-	-	-
Net (loss) income	$(2,145.5)	$(9,075.4)	$(6,929.8)	(76.4)%
Comprehensive loss (income)	$(1,587.5)	$(6,389.0)	$(4,801.4)	(75.2)%

Revenue

A breakdown of our revenue for the year ended December 31, 2021 versus the year ended December 31, 2020 is set forth below:

All Numbers (US$’000’s)	For the Year Ended December 31,				Variance
	2021	%	2020	%	Amount	%
Intermediary Bank Loan Services	$-	-%	$-	-%	$-	%
Factoring Service	-	-%	0.6	100%	(0.6)	(100.0)%
Total Amount	$-	-%	$0.6	100%	$(0.6)	(100.0)%

Net revenue for the year ended December 31, 2021 decreased by 100% year-over-year to $0 from $0.6 in the same period in 2020.

Overall, our revenue decreased for the year ended December 31, 2021 compared to the same period in 2020, mainly due to a reduction in business opportunities as a result of the overall economic environment and COVID-19 pandemic in the PRC and strategic adjustment of our business to diversify and explore new business opportunities.

Cost of Revenue

Total cost of revenue, comprises mainly revenue-generating staffing costs. The main reasons for the decrease in cost of revenue was because we did not have any business in 2021 and very minimal business volume in 2020.

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2021 decreased by 100% to $0.0 from $0.6 for the year ended December 31, 2020. The decrease is in line with the revenue decrease of 100% over the same periods.

Gross margin, or gross profit as a percentage of total revenue, was zero for the year ended December 31, 2021 and 100% for the year ended December 31, 2020. There is no significant cost of revenue for either year.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the year ended December 31, 2021 and 2020, respectively:

	For the Year Ended December 31,				Variance
All Numbers (US$’000’s)	2021	%	2020	%	Amount	%
General and administrative expenses	$2,495.3	100.0%	$4,123.1	99.7%	$(1,627.8)	(39.5)%
Selling and marketing expenses	-	-%	10.7	0.3%	(10.7)	(100.0)%
Total Amount	$2,495.3	100.0%	$4,133.9	100%	$(1,638.5)	(39.6%

Total operating expenses for the year ended December 31, 2021 decreased 39.6% to $2,495.3 from $4,133.9 in the year ended December 31, 2020.

General and administrative expenses consist primarily of staff costs, rental expenses and office related expenses. General and administrative expenses were $2,495.3 for the year ended December 31, 2021 compared to $4,123.1 for the year ended December 31, 2020, a decrease of $1,627.8. The decrease in general and administrative expenses is mainly due to the downsizing in our operations.

Selling and marketing expenses for the year ended December 31, 2021 decreased by 100% to $0 from $10.7 in the year ended December 31, 2020. The year-over-year decrease primarily resulted from the downsizing in our operations.

(Loss) Income from Operations and Operating Margin

Loss from operations in the year ended December 31, 2021 was $2,495.3, compared with loss from operations of $4,133.2 in the year ended December 31, 2020.

Operating margin, or income from operations as a percentage of total revenue was nil as there in no revenue for the year ended December 31, 2021, compared with a large negative margin for the year ended December 31, 2020, due to the previously discussed changes.

Other income/(expenses)

The following table sets forth the breakdown of our other income for the year ended December 31, 2021 and the year ended December 31, 2020:

All Numbers (US$’000’s)	For the Year Ended December 31,				Variance
	2021	%	2020	%	Amount	%
Interest income on loans to third parties	$0.8	0.2%	$365.0	(7.4)%	$(364.2)	(99.8)%
Interest income on bank deposits	0.0	(0.0)%	0.0	(0.0)%	0.0)	(64.3)%
Other income (expenses)	349.0	99.8%	38.9	10.3%	310.2	797.9%
Impairment loss on loans to third parties and property and equipment	-	-%	(5,346.0)	97.1%	(5,346.0)	(100)%
Total Amount	$349.8	100.0%	$(4,942.1)	100.0%	$5,291.9	107.1%

Other income, which principally consists of interest income on loans to third parties, was $0.8 and $365.0 for the years ended December 31, 2021 and 2020, respectively, a decrease of 99.8% year over year. This decrease is in line with the decrease in average loan balances to third parties.

Other income/(expenses) (which include interest expenses) for the year ended December 31, 2021 increased by $310.2 to $349.8 of other income from $38.9 of other income in the year ended December 31, 2020, due to writing off of certain long outstanding payables and liabilities in 2021.

Impairment loss on loans to third parties and property and equipment amounted decreased by $5.3 million to $0.0 in 2021 from $5.3 million in 2020. Management assessed the collectability of its assets by the end of the year and determined that a provision of $0.0 and $4,800.0 be made against entrusted loans, direct loans and office equipment in 2021 and 2020, respectively. The assessment was based on the customer’s ability to pay and its financial strength. After we exhausted all efforts to pursue repayment, we determined that an impairment had to be made.

Income tax (benefit) expense

Income tax expense was $0.0 and $0.0 for the year ended December 31, 2021 and 2020, respectively.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $558.0 in the year ended December 31, 2021, compared with a gain of $2,686.4 in the year ended December 31, 2020 as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net (Loss) Income

Net loss for the year ended December 31, 2021 was $2,145.5, as compared to net loss of $9,075.4 for the year ended December 31, 2020. The net loss is mainly due to the COVID-19 pandemic, which resulted in a significant downturn in our business and an increase in impairment losses against uncollectible assets.

Liquidity and Capital Resources

As of December 31, 2021 and December 31, 2020, we held cash of $276.3 and $3,274.3, respectively.

The following table summarizes our cash flows for the year ended December 31, 2021 and for the same period in 2020.

All Numbers (US$’000’s)	Year ended December 31, 2021	Year ended December 31, 2020
Net cash used in operating activities	$(4,854.5)	$(3,818.7)
Net cash used in investing activities	(2,355.4)	(108.1)
Net cash provided by financing activities	3,599.5	4,278.0
Effect of exchange rate change on cash and cash equivalents	557.4	2,909.5
Net (decrease) increase in cash and cash equivalents	(3,053.0)	3,260.7
Cash and cash equivalents, beginning balance	3,274.3	13.6
Cash and cash equivalents, ending balance	$221.3	$3,274.3

Operating activities

Net cash used in operations was $4,854.5 for the year ended December 31, 2021, representing an increase of $1,035.8 from cash used in operating activities of $3,818.7 for the year ended December 31, 2020. Cash used in operations was primarily from the net loss of $2,145.5, and the settlement of tax liabilities, current liabilities and estimated liabilities offset by collections on currents assets in a net amount of $2,658.1 during 2021.

Investing activities

Net cash used in investing activities for year ended December 31, 2021 was $2,355.4, an increase of $2,247.3 from net cash used in investing activities of $108.1 for the year ended December 31, 2020. This is mainly attributed by the increase of our loans to third parties by $2,450.0 compared to 2020.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2021 was $3,599.5, a decrease of approximately $678.4 from cash used in financing activities of $4,278.0 for the year ended December 31, 2020. The amount was represented the net proceeds from private placements during 2021 and 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

COMMITMENTS AND CONTINGENCIES

The Company has no operating lease commitment as of December 31, 2021.

For the years ended December 31, 2021, 2020 and 2019, rental expenses under operating leases were approximately $112.1, $82.7 and $258.5, respectively.

For the year ended December 31, 2020, the Company had written back an accrued payroll for the Company’s VIEs amounting to $475.9 (RMB3,105,476). There has been no claim from the relevant employees for which this accrual was originally recorded for over 2 years. Clause 27 of the Labor Dispute Mediation and Arbitration Law of the People’s Republic of China provides that a claimant has the right to claim any outstanding wages within one year after termination of the employment. Notwithstanding the foregoing, the Company could not assure that the claimants have not lodged their claims or that the claims have not been delivered to our VIE. Accordingly, there may be a potential but unlikely claim of $475.9 (RMB3,105,476) against the Company.

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

Operating Metrics for the year ended December 31, 2020 vs. December 31, 2019

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

	Years ended December 31,		Variance
All Numbers (US$’000’s)	2020	2019	Amount	%
Revenue	$0.6	$1,366.4	$(1,365.8)	(100.0)%
Cost of revenue	-	0.1	(0.1)	(100.0)%
Gross profit	0.6	1,366.3	(1,365.7)	(100.0)%
General and administrative expense	4,123.1	1,893.5	2,229.6	117.8%
Selling and distribution expense	10.7	100.5	(89.7)	(89.3)%
(Loss) income from operations	(4,133.2)	(627.7)	3,505.6	558.5%
Interest income on bank deposit	0.0	0.7	(0.7)	(97.9)%
Other income (expenses)	38.9	(5,611.5)	(5,103.7)	(91.0)%
Interest income from loans to third parties	365.0	2,191.6	(1,826.6)	(83.3)%
Impairment loss on loans to third parties and property and equipment	(5,346.0)	(57,941.7)	(53,142.4)	(91.7)%
(Loss) income before income taxes	(9,075.4)	(61,988.5)	(52,913.2)	(85.4)%
Income tax (benefit) expenses	-	7.2	(7.2)	(100.4)%
Net (loss) income	$(9,075.4)	$(61,995.8)	$(52,920.4)	(85.4)%
Comprehensive loss (income)	$(6,389.0)	$(62,361.0)	$(55,972.1)	(89.8)%

Revenue

A breakdown of our revenue for the year ended December 31, 2020 versus the year ended December 31, 2019 is set forth below:

	For the Year Ended December 31,				Variance
	2020	%	2019	%	Amount	%
Intermediary Bank Loan Services	$-	-%	$417.3	30.5%	$(417.3)	(100.0)%
Factoring Service	0.6	100%	949.1	69.5%	(948. 5)	(100.0)%
Total Amount	$0.6	100%	$1,366.4	100%	$(1,365.8)	(100.0)%

Net revenue for the year ended December 31, 2020 decreased by 100% year-over-year to $0.6 from $1,365.8 in the same period in 2019.

Approximately 30.5% of our revenue or $417.3 was derived from providing intermediary bank loan advisory services to just one customer in 2019.

Overall, our revenue decreased substantially for the year ended December 31, 2020 compared to the same period in 2019, mainly due to a reduction in business opportunities as a result of the overall economic environment and COVID-19 pandemic in the PRC and strategic adjustment of our business to diversify and explore new business opportunities.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $0.0 for the year ended December 31, 2020 compared to $0.1 for the year ended December 31, 2019. The main reasons for the decrease in cost of revenue was the very minimal business volume in 2020.

Our cost of revenue is broken down as follows:

	For the Year Ended December 31,				Variance
All Numbers (US$’000’s)	2020	%	2019	%	Amount	%
Sales tax and surcharges	$-	-%	$0.1	100.0%	$(0.1)	(100.0)%
Total Amount	$-	-%	$0.1	100%	$(0.1)	(100)%

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2020 decreased by 100% to $0.6 from $1,366.3 for the year ended December 31, 2019. The decrease is in line with the revenue decrease of 100% over the same periods.

Gross margin, or gross profit as a percentage of total revenue, was 100% for both years ended December 31, 2020 and 2019, both of which had no significant cost of revenue during their respective years.

Operating Expenses

The following table sets forth the breakdown of our operating expenses for the year ended December 31, 2020 and 2019, respectively:

	For the Year Ended December 31,				Variance
All Numbers (US$’000’s)	2020	%	2019	%	Amount	%
General and administrative expenses	$4,123.1	99.7%	$1,893.5	95.0%	$2,229.6	117.8%
Selling and marketing expenses	10.7	0.3%	100.5	5.0%	(89.7)	(89.3)%
Total Amount	$4,133.9	100%	$1,994.0	100%	$2,139.9)	107.3)%

Total operating expenses for the year ended December 31, 2020 increased 107% to $4,133.9 from $1,994.0 in the year ended December 31, 2019.

General and administrative expenses consist primarily of staff costs, rental expenses and office related expenses. General and administrative expenses were $4,123.1, or as compared to $1,893.5, or 139% of total revenue for the year ended December 31, 2019, an increase of $2,229.6. The increase in general and administrative expenses is mainly due to an increase in legal and professional expenses to maintain our Nasdaq listing status.

Selling and marketing expenses for the year ended December 31, 2020 decreased by 89% to $10.7 from $100.5 in the year ended December 31, 2019. The year-over-year decrease primarily resulted from downsize in our business.

Income from Operations and Operating Margin

Loss from operations in the year ended December 31, 2020 was $4,133.3, compared with loss from operations of $627.7 in the year ended December 31, 2019.

Operating margin, or income from operations as a percentage of total revenue was significantly negative for the year ended December 31, 2020, compared with negative 46% for the year ended December 31, 2019 due to the previously discussed changes.

Other income/(expenses)

The following table sets forth the breakdown of our other income for the year ended December 31, 2020 and the year ended December 31, 2019:

	For the Year Ended December 31,				Variance
All Numbers (US$’000’s)	2020	%	2019	%	Amount	%
Interest income on loans to third parties	$365.0	(7.4)%	$2,191.6	(3.5)%	$(1,826.6)	(83.3)%
Interest income on bank deposits	0.0	(0.0)%	0.7	(0.0)%	(0.7)	(97.9)%
Other income (expenses)	38.9	10.3%	(5,611.5)	9.1%	5,103.7	91.0%
Impairment loss on loans to third parties and property and equipment	(5,346.0)	97.1%	(57,941.7)	94.4%	53,142.4	91.7%
Total Amount	$(4,942.1)	100.0%	$(61,360.9)	100.0%	$56,418.7	91.9%

Other income principally consists of interest income on loans to third parties was $365.0 and $2,191.6 for the years ended December 31, 2020 and 2019, respectively, a decrease of 83.3% year over year. This decrease is in line with the decrease of average loan balances to third parties, which were $0.0 and $4,800.0 for the years ended December 31, 2020 and 2019, respectively.

Other income/expenses (which include interest expenses) for the year ended December 31, 2020 decreased by $5,103.7 to $38.9 of other income from $5,611.5 of other expenses in the year ended December 31, 2019 due to $4,857.2 of previously accrued payroll over 2 years in 2020 .

Impairment loss on loans to third parties and property and equipment amounted decreased by $53.142.4 to $5,346.0 million in 2020 from $57,941.7 in 2019. Management assessed the collectability of its assets by the end of the year and determined that a provision of $5,346.0 and $57,941.6 million be made against entrusted loans, direct loans and office equipment in 2020 and 2019, respectively. The assessment was based on the customer’s ability to pay and its financial strength. After we exhausted all efforts to pursue repayment, we determined that an impairment had to be made.

Income tax (benefit) expense

Income tax expense was $0.0 for the year ended December 31, 2020, compared with income tax benefit of $7.2 for the year ended December 31, 2019.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation gain was $2,686.4 in the year ended December 31, 2020, compared with a loss of $365.3 in the year ended December 31, 2019 as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net (Loss) Income

Net loss for the year ended December 31, 2020 was $9,075.4, as compared to net loss of $61,995.8 for the year ended December 31, 2019. The net loss is mainly due to COVID-19 pandemic, a significant downturn in our business and an increase in impairment losses against uncollectible assets.

Liquidity and Capital Resources

As of December 31, 2020 and December 31, 2019, we held cash of $3,274.3 and $ 13.6, respectively.

The following table summarizes our cash flows for the year ended December 31, 2020 and for the same period in 2019.

All Numbers (US$’000’s)	Year ended December 31, 2020	Year ended December 31, 2019
Net cash (used in) provided by operating activities	$(3,818.7)	$(1,071.4)
Net cash used in investing activities	(108.1)	(200.0)
Net cash (used in) provided by financing activities	4,278.0	(31.2)
Effect of exchange rate change on cash and cash equivalents	2,909.5	(262.7)
Net (decrease) increase in cash and cash equivalents	3,260.7	(1,565.3)
Cash and cash equivalents, beginning balance	13.6	1,578.8
Cash and cash equivalents, ending balance	$3,274.3	$13.6

Operating activities

Net cash used in operations was $3,818.7 for the year ended December 31, 2020, representing a decrease of $2,747 million from cash used in operating activities of $1,071.4 million for the year ended December 31, 2019, though our losses of $9,075.4 in 2020 mainly because our impairment losses were $5,346.0 in 2020.

Investing activities

Net cash used in investing activities for year ended December 31, 2020 was $108.1, a decrease of $91.9 from net cash used in investing activities of $200.0 for the year ended December 31, 2019. This is mainly attributed by purchase of fixed assets in US office in 2020.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2020 was $4,278.0, an increase of approximately $4,309.2 from cash used in financing activities of $31.2 for the year ended December 31, 2019. The increase was mainly attributable to the $4,278.0 net proceeds from private placements during 2020.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements during either year ended December 31, 2020 or 2019.

COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s operating lease commitment as of December 31, 2020:

All Numbers (US$’000’s)	Office Rental

Year ending December 31,
2021	34.0
Total	$34.0

For the years ended December 31, 2020 and 2019, rental expenses under operating leases were approximately $82.7 and $258.5, respectively.

At December 31, 2020, the Company has an accrued payroll for the Company’s VIEs amounting to $475. 9 (RMB3,105,476). There has been no claim from the relevant employees for over 2 years. Clause 27 of the Labor Dispute Mediation and Arbitration Law of the People’s Republic of China provides that a claimant has the right to claim any outstanding wages within one year after termination of the employment. Notwithstanding the foregoing, the Company could not assure that the claimants have not lodged their claims or that the claims have not been delivered to our VIE. Accordingly, there may be a potential claim of $475. (RMB3,105,476) against the Company.

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. The company is not currently involved in any such claims.

C. Research and development, patents and licenses, etc.

After HKIFS was sold in its entirety on March 30, 2022, there are no intangible assets remaining from the Company’s financial services businesses as of that date.

The first commercial version of Fr8App’s products were launched in 2017. Fr8App continued its product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service towards the end of 2019 and into early 2020.

Fr8App’s principal asset consists of its software, which it invests in on a monthly basis through development work by employees and externally contracted parties. Fr8App invested approximately $0.5 million and $0.2 million in software during the years ended December 31, 2021 and December 31, 2020, respectively. Fr8App expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

The latest generation of Fr8App products were brought to market during the second quarter of 2020 and consist of (1) the online Portal and Mobile App by itself, (2) the TMS, and (3) Fr8App’s Platform supplemented with freight brokerage support and customer service.

On January 7, 2021, Fr8App filed a trademark application with the U.S. Patent and Trademark Office for the Fr8Technologies design mark. Fr8App currently does not hold any patents or own any registered trademarks. Fr8App believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise. While it considers its intellectual property rights to be valuable, Fr8App believes that its competitive position depends primarily on its ability to increase and eventually to maintain a leadership position by developing innovative proprietary solutions, technology, information, processes, insights and business intelligence to satisfy both Shippers and Carriers’ needs through its Platform.

D. Trend information.

After HKIFS was sold in its entirety on March 30, 2022, the trend information of the Company on a going-forward basis in this Item 5D. pertains only and is limited to the industry in which its subsidiary, Fr8App operates.

Fr8App believes the growing interest in digital freight matching platforms shows that traditional 3PL providers recognize the sweeping technological shifts in the industry and is ready to offer solutions to market participants. During the last eight quarterly calendars ending in December 2021, the industry has seen severe swings due to the volatility of global and domestic supply chains in light of significant market distortions resulting from the global pandemic caused by the virus known as COVID-19. This supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity which is available in a digital marketplace and facilitated by software portals and platforms. Fr8App believes the supply chain will continue to evolve into a more digital platform. As it does so, Fr8App believes digital brokers, like Fr8App can play an integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

In the short-term, Fr8App believes the COVID-19 pandemic has also changed the nature of global commerce and shipping. Cross-border travel and trade restrictions have been put into effect and many remain in place, even as economies and trade continue to re-open around the globe. Trucking capacity is no longer readily available across borders. Contract carriers can still only go to certain pre-specified locations and companies continue to need to determine where specific available freight capacity is and how much it costs. Fr8App believes that these conditions are creating part of the market void where digital brokers come into play for cross-border and consequently, intra-country commerce.

According to the U.S. Bureau of Transportation Statistics, the U.S. domestic truck freight transportation market, in 2021, was approximately $735 billion in size. Over the same period, the Mexican domestic freight market was estimated at approximately $34 billion. In 2019, the cross-border U.S.-Mexico freight transportation market grew to $385 billion while Mexico’s trade with the U.S. grew at an annual compound growth rate of approximately 7.5% between 2011 and 2021. Fr8App expects the market to continue growing at rates similar to growth rates observed thus far.

A primary contributor to the growth in the North American cross-border freight transportation markets has been the increased level of trade between the U.S., Mexico and Canada. Effective July 1, 2020, the three countries signed a new free trade deal the United States, Mexico, Canada Agreement (“USMCA”), replacing the North American Free Trade Agreement (“NAFTA”) enacted on January 1, 1994. As of 2019, Mexico became the U.S.’s largest single trading partner. According to the United Nations, Mexico exported an extra $3.5 billion of goods into the U.S., in the first half of 2019, since the summer of 2018 when the trade war between the U.S. and China began. Fr8App believes the replacement of NAFTA with the USMCA creates a stable environment attractive to multi-national companies considering Mexico as a market from which to export to both the United States and Canada.

In early 2020, U.S. President Donald Trump used trade policy in a manner that displaced global supply chains across industries and around the world. With global supply chains in disarray and no foreseeable end to the COVID-19 pandemic, Fr8App believes Mexico is a logical location for U.S. companies considering options to diversify away from the geopolitical risks associated with the ongoing U.S.-China trade tension. The approval of the USMCA in combination with new perspectives as related to national security implications of foreign-based supply chains may bring about changes in Mexico’s freight market, in terms of globalization or regionalization and logistics integration, as well as, the role of 3PL operators. Fr8App believes this supply chain volatility is driving an increase in demand for large and small freight brokers to secure more abundant freight capacity, in real-time, which is readily available on Fr8App’s digital marketplace and facilitated by its Portal and Platform solutions. Fr8App believes this supply chain volatility is aggravated by a shortage of drivers thereby creating further pressure on the need for a more comprehensive approach to logistics management, with the view to meeting supply chain requirements without needing to increase the related freight costs. We act as an intermediary between the total system’s freight requirements and the related freight demand in a more efficient manner than if various of the parties requiring freight contracted these services on their own or managed their own proprietary fleets. Fr8App believes that its ability to secure available freight capacity, using the Portal and Platform solutions, amongst available truck drivers offers customers an organized, efficient solution to transporting goods domestically and internationally in favorable or unfavorable market environments. Additionally, Fr8App believes it is well positioned to benefit from the increasing trade across both the U.S.-Mexico and the U.S.-Canada borders caused by supply chain volatility and magnified by the COVID-19 pandemic.

Fr8App believes that traditional 3PLs rely on a network of offices staffed with individuals tasked with communicating with colleagues, customers and transportation companies to identify and secure freight services that meet their customers’ specific needs. The process is manual, inefficient, and lacks transparency. Cross-border transportation challenges can include tracking, visibility, multiple hand-offs (where applicable), and international customs and regulatory inefficiencies. The ability to access real-time freight capacity and locate the right truck at the right time becomes critical to securing a reliable shipment service. Fr8App believes market conditions have created an increased demand for digital freight brokers who can help ease capacity constraints, open up new shipping lanes, and provide a benchmarking tool for both Shippers and Carriers.

Important factors of the trucking industry:

According to an October 2020 article titled, “Trends Transforming the Trucking Industry Outlook in 2021” published by Linchpin, below are the factors affecting the outlook for the U.S. trucking industry:

❖	Highest GDP contribution– The U.S. currently stands at the number one spot when it comes to GDP contribution from the trucking industry.
❖	Job percentage – more than 5.8% of jobs in the U.S. are related to the trucking industry.
❖	Total freight carried – Trucks carried approximately 10.8 billion tons of goods across the country each year.
❖	Top commodities traded between the U.S. and Mexico – computers and parts ($151 billion), electrical machinery ($124 billion), motor vehicles and parts ($120 billion).
❖	Preferred form of transportation – almost 70% of the goods transported in the U.S. are carried around by trucks from state to state.
❖	Grocery store dependence – grocery stores are highly dependent on truck drivers to carry supplies to multiple locations. Most grocery stores would run out of transportation options within three days if truck drivers halted grocery deliveries.
❖	Truck driver shortage – experts believe that the trucking industry needs to hire at least 900,000 more drivers to meet the growing demand.
❖	Miles per year – on average, a truck driver logged in more than 100,000 miles over the past year.

Market Opportunity

According to Modor Intelligence, the Mexican 3PL market is expected to register a compound annual growth rate of over 7.0% between 2021 and 2025. According to the same source, the US and Canadian 3PL markets are expected to grow at a 3.5% and 3.0% compound annual growth rate, respectively, over the same time period. Fr8App believes this commercial freight market growth is driven by growing domestic economies and increasing trade flows, which are not only from one region to another, but are more decentralized and fragmented. Fr8App believes these factors are expected to intensify the complexity of logistics activities in the coming years in what has been a relatively fragmented Mexican transportation market on a historical basis. Fr8App believes the U.S. and Canadian markets remain relatively fragmented as well though they have each seen major logistics companies enter the industry over the past decade. Fr8App believes the evolution of supply chains is also susceptible to changes in consumer habits, driven further by e-commerce and international health issues, such as the COVID 19 pandemic. Rising consumer expectations have had an observable effect throughout the supply chain, driving the need for greater efficiency and speed. Technology in warehouses, onboard trucks, and on smartphones has led to automating critical processes, improving visibility into the shipment lifecycle, and enabling faster decisions. In addition to profitability, sustainability and reliability has likely become a consideration of every Shipper’s bottom line. Fr8App believes that an ability to respond to increasing market volatility in real-time, can become an asset contributing to a Shipper’s business success. Fr8App believes this consideration is further exacerbated by qualified driver shortages in the U.S. and Canada. Fr8App believes the TMS market to be in a development stage similar to the consumer transportation industry, or “taxicabs”, prior to the introduction of wider reaching platforms like Uber and Cabify. Fr8App continues to invest in improving its TMS technology and expects these investments to help improve its Platform as well as the range of services Fr8App may offer to its Shippers and Carriers over time.

Fr8App believes the Mexican commercial freight market is also ripe for technological disruption as adoption of technology in this industry segment has lagged several others in the commercial transportation space. Fr8App believes there are significant complexities within the Mexican freight transportation market that give Fr8App a competitive advantage. As an example, there are standard ways in which a new carrier is evaluated as a potential business counterparty in the U.S. There are several industry, data and government databases and electronic tools for investigating a potential business supplier and no such vetting processes overseeing the commercial freight transportation market in Mexico. Fr8App intends to gain a deep understanding of these unique processes, within the Mexican transportation industry, to gain a competitive advantage over future market entrants. Fr8App intends to leverage this competitive advantage into opportunistically selected routes carrying traffic into the U.S. and Canada.

Fr8App’s operations center in Mexico is located in Monterrey, Mexico, a city which accounts for the second highest GDP in Mexico (behind only Mexico City) and, historically, a transportation hub within the domestic and cross border Mexican freight transportation market. Fr8App plans to leverage its presence in Monterrey to become a leader in international freight to and from Mexico, and into and across the U.S., and into Canada.

The Fr8App Solution

Fr8App’s Platform provides visibility on freight transportation options not readily apparent with traditional 3PL solutions. The Platform allows Shippers and Carriers to book loads at the palm of their hands and assign jobs to drivers, in real-time, with the click of a button. Shippers and Carriers register on the Platform and are approved to transact after undergoing a rigorous vetting process.

The vetting process for Shippers includes the following:

●	Mexico Beneficial Cargo Owner (BCO) or Broker (3PL): Articles Incorporation charter, tax registration number, legal representative power of attorney, legal representative ID, banking information, address receipt, fiscal situation document, fiscal obligations opinion document (updated), Fr8App credit form

●	For US or Canada Client (BCO): W-9 form for US, TD1 form for Canada, Fr8App credit form

●	For US or Canada Broker (3PL): W-9 form for US, TD1 form for Canada, Fr8App credit form, insurance and bond certificates, license and authority number of broker

Fr8App collections group performs a credit report analysis which includes a due diligence of the customer credit record, revenues of the customer for the latest 5 years, industry in which client operates, review of current insurance coverage, and payment terms negotiated. Fr8App has had immaterial bad debt expense in the past several years.

The vetting process for Carriers includes the following:

A due diligence review is performed to ensure that carriers are following regulatory compliance, whether they are a line or base haul carrier, which routes they operate, truck types, cargo they are eligible to transport, reliability and availability. Depending on location, the document set-up requirements are as follows:

●	Mexico: Articles Incorporation charter, tax registration number, Servicio de Administración Tributaria (“SAT” is the Mexican equivalent to the IRS in US) legal opinion, legal representative power of attorney, legal representative ID, Standard Carrier Alpha Code (“SCAC”), banking information, insurance policy, ACH format, security questionnaire, verified mobile phone,

●	US and Canada: W-9 form for US, TD1 for Canada, MC Certification (Insurance certificate), ACH Form

Once approved, Shippers can request bids for a certain service or Carriers can provide bids on Shipper requests. Fr8App’s Platform matches up Shippers and Carriers and assigns a driver and truck to the job. The driver picks up the supplies while the Platform tracks the progress of the trip, in real time. The driver delivers the shipment, uploads documentary evidence of the delivery (“POD”) and is paid.

Fr8App’s Platform automatically matches Shippers with Carriers within the Fr8App network, instantaneously. Carriers are sent push notifications through the Platform every time a load or job request is entered by a Shipper that matches the criteria Carriers are looking for on a given shipment and lane.

By leveraging its technology, the increasing usage, and amount of traffic booked on its Platform, Fr8App can work with customers to optimize their supply chain, eliminate empty miles on the road, and reduce their carbon footprint. A transformation in the logistics transportation industry is taking place. With its proprietary software, Fr8App offers smart solutions that create sustainable alternatives and offer benefits to both Shippers and Carriers, including:

●	a single point of contact as a control center
●	full visibility to freight transportation, in real-time
●	ability to book shipment loads in minutes
●	matching with only pre-approved Carrier compliance
●	live 24/7 tracking on shipment while in-transit
●	real-time messaging capabilities with Carriers
●	advanced data analytics
●	ability to secure quality loads faster on preferred routes
●	ability to reduce “deadhead” empty loads
●	convenient and faster payment
●	scalable technology for Carriers who plan to grow their fleet

Fr8App’s Customers

Fr8App’s customers consist of Shippers and Carriers across North America. A Shipper will use Fr8App’s Platform to request bids on a shipment or a series of shipments of certain characteristics and a Carrier will agree to the terms set forth on its Platform. Carriers have the option to carry out deliveries prior to receiving payment from Fr8App, and Shippers may start shipments before submitting their payment to Fr8App. Fr8App mitigates payment risks by pre-screening and approving all Shippers and Carriers prior to approving either party. Fr8App believes that Shippers value the features and benefits from its Platform by working with trusted Carriers that help alleviate driver shortages. Shippers also benefit from the cost transparency available on Fr8App’s Platform as there are no hidden fees. Shippers can count on the safety and reliability of the Platform as Fr8App tracks cross border shipments. Lastly, Shippers can benefit by managing their logistics needs in one control center, all on Fr8App’s Platform.

Fr8App believes Carriers value its ability to assist in minimizing empty (deadhead) miles and making every mile, a mile paid for. Carriers also benefit from the Platform’s transparency and know how much they are scheduled to make from fulfilling each job. Carriers receive faster payment for their services by using Fr8App’s Platform and avoid potentially expensive factoring companies. Lastly, Carriers can benefit from Fr8App’s Platform by using it as a tool to streamline workflows and increase overall efficiency.

Fr8App’s Growth Strategy

Fr8App intends to establish itself as the top digital freight matching broker in the Mexican domestic market as well as U.S-Mexico and Mexico-U.S. cross-border markets. Fr8App intends to leverage its position within the U.S-Mexico and Mexico-U.S. cross-border markets, into opportunistically expanding its footprint across select routes in the U.S. and into Canada. Fr8App’s growth strategy consists of the following:

Fr8App plans to expand its Shipper base and increase its Carrier ecosystem throughout all three countries, with an initial focus on the Mexico-U.S. cross-border market. With recent investments in its Platform and internal tools for sales representatives, Fr8App plans to hire additional employees in its Shipper and Carrier Sales areas and its operations teams, and establish formal training programs for its labor force and access the highly trained labor market in Mexico to manage its ongoing daily operations throughout North America. Using creative marketing campaigns, Fr8App intends to reinforce the benefits of using its Platform and increase adoption amongst existing Shipper and Carrier customers. With the use of business intelligence tools and management solutions, Fr8App will actively manage margins and maintain lean operating units. By leveraging customer references and building off existing Shipper relationships, Fr8App believes it will be able to add new accounts to its portfolio across the domestic trucking industry in Mexico, at the U.S.-Mexico cross-border and opportunistically select routes within the U.S. and the U.S.-Canada border commercial freight transportation market.

Fr8App plans to continue to build trust among its Carriers by managing its Shipper base to provide a high level of fulfilment, and effective management of loads. Fr8App will monitor service levels across its Platform with on-time pick up and delivery metrics. To deliver high performance attention while maximizing value to its Carrier customers, Fr8App plans to grow its Carrier sales force to quickly respond to high volume primary loads and spot loads, as necessary.

Fr8App intends to establish a very well-trained bilingual sales force and operations team and will kickstart its “Fr8App University” Program. Fr8App intends to help grow its sales and operations teams by developing a college recruiting program and hiring qualified individuals to train them within the industry.

Fr8App will continue to invest in its technology to improve and differentiate its Platform, as well as, expand its TMS offerings for Shippers. Fr8App plans on integrating more of its business customers through customized API’s and launching a fleet management system for Carriers.

Focusing on automation

●	Go Digital: Fr8App believes that by providing more sophisticated automation to the relatively untapped digital commercial freight market in Mexico, and expanding upon initial efforts in the U.S. and Canada, it will strengthen its position within the domestic transportation segments in Mexico and the U.S. and grow its revenue stream. By leveraging existing relationships with Shippers, Fr8App will train Carriers utilizing the Platform to improve operations and gain more transportation loads. Fr8App plans to introduce “native onboarding” through API integration with relationship management integration software coupled with building out of internal tools and capabilities. Fr8App would like Shippers and Carriers to work toward making its Platform totally “self-serve” where Carriers and Shippers gain access to the Platform without human intervention. Its goal is to automate sales and operations functionality throughout the process while providing real-time visibility for all parties; – Shippers, Carriers and Fr8App.

●	Be digital: Fr8App intends to continue refining and automating its operational flow and maximize efficiencies while thoughtfully growing its brokerage division. Fr8App is investing in adding development efforts to expand its technology team and to work towards building out more internal tools to maximize efficiency in its brokerage division such as real-time pricing tools by coupling historical lane data analytics with API integration as well as other unique internal data sets.

Balancing contractual and spot business

Primary markets are markets with established regular routes that are contracted for over a period of time. and spot markets are negotiated at a specific periods of in time and, usually in response to some form of short-term overage that was not originally planned by a Carrier. Fr8App understands the importance of balancing its efforts and business between primary and spot markets. As Fr8App moves forward advances in serving the domestic with Mexico domestic and U.S.-Mexico cross-border markets opportunities, Fr8App will try to leverage spot opportunities presented by different global situations, such as high market volatility as a result of COVID-19, the trade wars, and other macroeconomic factors creating a shortage of supply and surplus in demand. As the market stabilizes, Fr8App will increasingly try to target higher volume, long-term contractual business directly from Shippers.

E. Critical Accounting Estimates.

Following is a Summary of our critical accounting policies.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with generally accepted accounting principles in the United States (“GAAP”), expressed in U.S. dollars. In the opinion of the management, the accompanying consolidated financial statements reflect all normal recurring adjustments, which in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with GAAP. The accompanying consolidated financial statements include the accounts of Freight App US and its wholly owned subsidiary, Freight App Mexico. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for doubtful accounts, valuation of share-based compensation and warrants, accrued expenses, useful lives of internally developed software and property and equipment, whether an arrangement is or contains a lease, the discount rate used for operating leases, fair value of financial instruments, income tax accruals and the valuation allowance for deferred income taxes. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase and generally include money market accounts.

Concentrations of Credit Risk

The Company maintains cash accounts with financial institutions. At times, balances in these accounts may exceed federally insured limits. The amounts over the federally insured limits as of December 31, 2021 and 2020 was $2,661,919 and $2,249,070, respectively. No losses have been incurred to date on any deposit balances.

The financial instrument that potentially subjects the Company to concentration of credit risk is accounts receivable. At December 31, 2021, two customers accounted for 46% and 11% of the Company’s accounts receivable, respectively, and as of December 31, 2020, three customers accounted for 11%, 12% and 13% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2021, one customer accounted for 37% of the Company’s revenues.  For the year ended December 31, 2020, one customer accounted for 13% of the Company’s revenues.

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are what market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances.

The three levels of the fair value hierarchy are described below:

Level 1—Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Valuations that require inputs that are unobservable for the asset and liability in which there is little, if any, market activity.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2021 and 2020, respectively, principally due to the short-term nature, maturities or nature of interest rates of the above listed items.

Accounts Receivable

Accounts receivable are recorded at the net invoiced amount, net of allowances for doubtful accounts, and do not bear interest. They include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. The Company periodically reviews accounts receivable balances and provides an allowance for doubtful accounts to the extent deemed uncollectible. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. In accordance with Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, the Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the allowance for doubtful accounts was $77,483 and $0, respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the year ended December 31, 2021 and 2020.

Property and Equipment

Property and equipment consisting of office and computer equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, ranging between three to seven years.

Useful Lives
Equipment	3 years
Furniture	7 years
Leasehold improvements	The shorter of 3 years or the term of the lease

Capitalized Software

The Company complies with the guidance of ASC Topic 350-40, “Intangibles—Goodwill and Other—Internal Use Software”, in accounting for of its internally developed system projects that it utilizes to provide its services to customers. These system projects generally relate to software of the Company that is not intended for sale or otherwise marketed. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Once a project has reached the development stage, the Company capitalizes direct internal and external costs until the software is substantially complete and ready for its intended use. Costs for upgrades and enhancements are capitalized, whereas, costs incurred for maintenance are expensed as incurred. These capitalized software costs are amortized on a project-by- project basis over the expected economic life of the underlying software on a straight-line basis, which is generally three years. Amortization commences when the software is available for its intended use.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. The Company accounts for the warrants issued in connection with certain promissory notes in accordance with the guidance contained in ASC 815 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities.

Accordingly, the Company classifies the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the statement of operations. The fair value of the warrants was estimated using a Black-Scholes option pricing formula. The warrant volatility assumption within the Black-Scholes model represents a Level 3 measurement within the fair value measurement hierarchy.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $421 and $10,257for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company follows ASC Topic 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company’s policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2021 and 2020.

Foreign Currency Translation

The financial statements of the Company’s subsidiary operating in Mexico are prepared to conform to U.S. GAAP and translated into U.S. Dollars by applying a current exchange rate. The local currency has been determined to be the functional currency. Assets and liabilities of non-U.S. operations are translated at period-end exchange rates. Items appearing in the consolidated statements of operations are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit).

Deferred Financing Costs and Debt Discount

Costs incurred in connection with obtaining certain financing are deferred and amortized on an effective interest method basis over the term of the related obligation. Debt discounts are also amortized using the effective interest method, unless the interest method approximates the straight-line method. Amortization of such costs are included in interest expense, while the unamortized balances of deferred financing fees and debt discount are presented as reductions of the carrying value of the related debt.

Intangible Assets

Intangible assets include the Company’s domain name and are accounted for based on ASC Topic 350 “Intangibles – Goodwill and Other.” The Company’s intangible assets that have finite lives, consisting of intellectual property, are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

Foreign Operations

Operations outside the United States include a wholly-owned subsidiary in Mexico. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

Revenue Recognition

The Company’s revenues are accounted for under FASB Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services to shippers through the Company’s freight rideshare marketplace. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s performance obligation, arising under contracts the Company has entered into with customers that define the price for each shipment and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when obligations are satisfied, which occurs over time with the transit of shipments from origin to destination. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgement. The Company calculates the estimated percentage of an order’s transit time that is complete at period end, and apply that percentage of completion of the order’s estimated revenue. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

Payment for the Company’s services is generally due within 30 to 45 days upon delivery of the shipment. Contracts entered into with customers do not contain material financing components.

The Company’s contracts with customers have a duration of one year or less and do not require any significant start-up costs, and as such, costs incurred to obtain contracts associated with these contracts are expensed as incurred.

Through the Company’s freight brokerage services, the Company is responsible for identifying and directing independent freight carriers to transport the shipper’s goods. The transportation of the loads is outsourced to third-party carriers. The Company is a principal in these arrangements, and therefore records revenue associated with these contracts on a gross basis. The Company controls the service and has primary responsibility to meet the customer’s requirements. The Company invoices and collects from its customers and also maintains discretion over pricing. Additionally, the Company is responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

The timing of revenue recognition, billings, cash collections, and allowance for doubtful accounts results in billed and unbilled receivables on the Company’s consolidated balance sheet. The Company receives the unconditional right to bill when shipments are delivered to their destination.

Convertible Debt

The Company evaluates convertible debt to determine the impact (if any) of 1) embedded conversion option; 2) beneficial conversion feature; 3) bifurcation; 4) derivative liability; and 5) fair value adjustments and other expenses thereto. In assessing the convertible debt instruments, management determines if the convertible debt host instrument is conventional convertible debt and further if there is a beneficial conversion feature requiring measurement. If the instrument is not considered conventional convertible debt under ASC Topic 470, “Debt” (“ASC 470”), the Company will continue its evaluation process of these instruments as derivative financial instruments under ASC Topic 815, “Derivatives and Hedging” (“ASC 815”).

Conventional convertible debt is a financial instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash. Conventional convertible debt, for which the fair value option is not elected at issuance, is accounted for as straight debt with no accounting recognition of the embedded equity option.

The convertible debt the Company issued prior to 2020, had the following typical characteristics for a conventional convertible debt:

●	The debt security is convertible into the common stock of the issuer at a specified price at the option of the holder.
●	The debt security was sold at a price or has a value at issuance not significantly in excess of the face amount.
●	It bears an interest rate that is lower than the Company would obtain for nonconvertible debt.
●	If converted, the Company must deliver shares of the its stock to the investor (i.e., physical settlement). There is no cash conversion feature by which the convertible debt can be settled in full or in part in cash upon conversion.
●	The initial conversion price of the security is greater than the market value of the common stock at time of issuance and there is no beneficial conversion feature (“BCF”) upon issuance to be bifurcated and separately accounted for.

Since the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company accounts for convertible debt instruments in accordance with ASC 470-20, Debt with Conversion and Other Options.

Share-Based Compensation

The Company accounts for share-based awards, including stock options and restricted stock awards, issued to employees in accordance with ASC Topic 718, “Compensation—Stock Compensation”. In addition, the Company issues stock options to non-employees in exchange for consulting services and accounts for these in accordance with the provisions of ASC 718, as amended by ASU 2018-07. Compensation expense is measured at the grant, based on the calculated fair value of the award, and recognized as an expense over the requisite service period, which is generally the vesting period of the grant.

For modification of stock compensation awards, the Company records the incremental fair value of the modified award as share-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. In addition,   the Company records the remaining unrecognized compensation cost for the original cost for the original award on the modification date over the remaining vesting period for unvested awards.

For options granted to non-employees, the expected life of the option used is the contractual term of each such option. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees.

For purposes of calculating share-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price, which is determined by a third party 409(a) valuation, and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends.

The expected volatility is primarily based on the historical volatility of peer company data while the expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected option term. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts. If factors change and the Company employs different assumptions, share-based compensation expense may differ significantly from what has been recorded in the past. If there is a difference between the assumptions used in determining share-based compensation expense and the actual factors which become known over time, specifically with respect to anticipated forfeitures, the Company may change the input factors used in determining share-based compensation costs for future grants. These changes, if any, may materially impact the Company’s results of operations in the period such changes are made.

Incremental compensation costs arising from subsequent modifications of awards after the grant date are recognized when incurred. In addition, the Company accounts for forfeitures of awards as they occur. For share-based awards that vest based on performance conditions, expense is recognized when it is probable that the conditions will be met.

The fair value of options and share awards granted under the stock option plan during the years ended December 31, 2021 and 2020 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

	2021	2020
Risk-free interest rates	0.100% - 0.986%	0.20%
Expected life of options	5 years	5 years
Expected volatility	78.50% – 103.50%	104.20%
Expected dividend yield	0.00%	0.00%

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of outstanding common shares for the period, considering the effect of participating securities series A preferred stock and series seed preferred stock. Diluted earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation. At December 31, 2021 and 2020, there were 918,625 and 1,685,827   common share equivalents, respectively, excluding 2020 Bridge Notes and the 2021 Bridge Notes which were issued at a conversion price determinable at certain future events and not at specified conversion price (see Note 11). For the years ended December 31, 2021 and 2020, these potential shares were excluded from the shares used to calculate diluted loss per share as their effect would have been antidilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Company reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 15 to the consolidated financial statements.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires lessees to recognize assets and liabilities in the balance sheet for rights and obligations created by leases with terms of more than twelve months. Lessor accounting will not be fundamentally changed; however, some changes may be required to align and conform to lessee guidance. In July 2018, the FASB issued ASU 2018-10 Leases (Topic 842), Codification Improvements and ASU 2018-11 Leases (Topic 842), Targeted Improvements, to provide additional guidance for the adoption of Topic 842. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. For private entities the new standard applies to fiscal years starting after December 15, 2021, and to interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU No. 2016-02 on January 1, 2020 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-08 “Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements – Share-Based Consideration Payable to a Customer.” ASU No. 2019-08 amends and clarifies ASU No. 2018-07, which was adopted by the Company on January 1, 2019, to require that an entity measure and classify share-based payment awards granted to a customer by applying the guidance in Topic 718. For entities that have already adopted the amendments in ASU No. 2018-07, the amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2020. The Company adopted ASU No. 2019-08 on January 1, 2020 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In April 2019, the FASB issued ASU No. 2019-04 “Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” ASU No. 2019-04 was issued as part of the FASB’s ongoing project to improve upon its ASC, and to clarify and improve areas of guidance related to recently issued standards on credit losses, hedging, and recognition and measurement. This guidance contains several effective dates but is applicable to the Company’s fiscal year beginning January 1, 2020. The Company adopted ASU No. 2019-04 on January 1, 2020 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12 “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU No. 2019-12 is intended to simplify various aspects related to accounting for income taxes, eliminates certain exceptions to the general principles in ASC Topic 740 related to intra-period tax allocation, simplifies when companies recognize deferred taxes in an interim period, and clarifies certain aspects of the current guidance to promote consistent application. This guidance is effective for public business entities for fiscal years beginning after December 15, 2020, and for interim periods within those fiscal years, with early adoption permitted. This guidance is applicable to the Company’s fiscal year beginning January 1, 2021. The Company adopted ASU No. 2019-12 on January 1, 2021 and the adoption of this guidance did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the guidance on the issuer’s accounting for convertible debt instruments by removing the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. As a result, entities will not separately present in equity an embedded conversion feature in such debt. Instead, they will account for a convertible debt instrument wholly as debt, unless certain other conditions are met. The elimination of these models will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was within the scope of those models before the adoption of ASU 2020-06. ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement.

Furthermore, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share, the treasury stock method will be no longer available. In addition, ASU 2020-06 clarifies that an average market price should be used to calculate the diluted EPS denominator in cases in which the exercise prices may change on the basis of an entity’s share price or changes in the entity’s share price may affect the number of shares that may be used to settle a financial instrument and that an entity should use the weighted-average share count from each quarter when calculating the year-to-date weighted-average share. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of ASU 2020-06 on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU No. 2020-04 provides guidance on optional expedients for a limited time to ease the operational burden in accounting for (or recognizing the effects of) reference rate reform (LIBOR) on financial reporting. This guidance is effective upon the ASUs issuance on March 12, 2020 and companies may elect to apply the amendments prospectively through December 31, 2022. The Company’s credit facilities already contain comparable alternative reference rates that would automatically take effect upon the LIBOR phase out, and it is also reviewing its commercial contracts that may utilize LIBOR as a reference rate. The Company is currently evaluating the potential effects of this guidance on its consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. All these officers and directors assumed their respective positions on February 14, 2022 upon the closing of the Merger.

Directors and Executive Officers	Age	Position/Title

Javier Selgas	37	Chief Executive Officer and Director

Mike Flinker	66	President

Paul Freudenthaler	57	Chief Financial Officer and Secretary

Luisa Irene Lopez Reyes	50	Chief Operating Officer

Nicholas H. Adler	46	Director

William Samuels	45	Director

Marc Urbach	49	Director

Executive Officers

Javier Selgas, Chief Executive Officer and director, was Fr8App’s Chief Technology Officer from March to September 2020, and was responsible for all of Fr8App’s technologies and products. From May 2017 to March 2020, Javier was the Country Manager in Osigu, a technology company in the healthcare space, leading its new operation in Spain. From February 2013 to May 2017, Javier also headed AJEgroup’s IT division in Asia Pacific region playing a key role in the continued development of strategic IT growth and supplier relationships, ensuring flexibility in response to an increasingly demanding corporation. Prior to joining AJEGroup, Javier dedicated his professional career as an IT consultant in big corporations such as Endesa and Ibermatica. Javier earned a Master’s Degree from Barcelona University, and a Bachelor of Science degree in Software Engineering from European University.

Mike Flinker, President, is a 40 year transportation industry veteran. Mike joined Fr8App in September 2020. In 1987, Mike co-founded FLS Transportation Services Inc. (“FLS”) where he served as the President from inception until his retirement in August 2018. FLS started as a cross-border logistics company operating solely between Canada and the U.S. and eventually expanded to the domestic U.S. market in 2005. FLS was the largest cross-border logistics company in Canada and within 11 years, went on to become the 20th largest logistics company in the U.S. FLS was sold to a mid-market private equity fund in March 2020. Prior to founding FLS, Mike worked for Clarke Transport Inc., Canadian Pacific and Reimer Express Inc. (a division of Roadway Express). Mike served on the boards of multiple charities and is currently heading the capital campaign for Cedars Cancer Center which is the cancer center for the McGill University Health Center.

Paul Freudenthaler, Chief Financial Officer and Secretary, joined Fr8App in September 2020. Prior to joining Fr8App, Paul has served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. From November 2016 to August 2020, Paul was the chief financial officer of Ascentium Capital, the largest independent small business lender in the U.S. Paul drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States. Paul was the chief financial officer for Old Mutual in Latin America from June 2012 to July 2015, Macquarie in Mexico City from June 2009 to May 2012 and Irwin Union Bank in the United States from August 2005 to August 2008. Paul’s experience includes successful public offerings and a number of acquisitions totaling well over $1 billion in both Mexico and the United States. Paul was born in Canada and grew up in Mexico City, before spending the following 30 years splitting his time among Mexico, the U.S. and Canada. Paul earned his MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada.

Luisa Irene Lopez Reyes, Chief Operating Officer, joined Fr8App in August 2021. From December 2017 to July 2021, Luisa had the responsibility to start Landstar operations in Mexico and to develop business for domestic and cross border divisions. During October 2015 to November 2017 Luisa served as an Operations Director for School and Personnel Transportation Division for GRUPO TRAXION. Prior to running transportation business, Luisa has performed as an Operation Head in different transnational companies: Editorial Televisa 2015-2017, Danone Water Division 2014, PriceShoes 2009-2013, ConAgra Foods 2006-2009, Nestlé 2000-2006. During her professional career Luisa has received awards as the best logistics provider from WM and DHL trough innovation and IT platforms implementation achieving efficiencies in logistics processes. Luisa have a Business Coaching Master, Supply Chain Management Certification and a Bachelor Degree in PR.

Non-Employee Directors

Nicholas H. Adler, our current Chairman of the Board, is a practicing attorney in Nashville, Tennessee specializing in defense litigation, bankruptcy, foreclosure, and real estate matters. He has been a partner at Brock & Scott PLLC since 2012. Nick is admitted to practice law in New York and Tennessee as well as all Federal districts within Tennessee. After his graduation from law school, Nick practiced with a large international firm in New York specializing in securities regulation. Since 2005, his practice has focused on the representation of national and regional credit grantors in Tennessee. He is also active in real estate development and asset management in Nashville. Nick earned his B.A. in political science from Vanderbilt University and his J.D. from The Washington and Lee University School of Law.

William Samuels, a current member of our Board, is a practicing attorney in Manhattan, New York specializing in intellectual property law. He has been a partner at Warshaw Burstein, LLP since June 2020. Between October 2017 and May 2020, he was a partner at Scarinci & Hollenbeck LLC and prior to that, he was a partner at W.R. Samuels Law PLLC starting January 2010. He is Treasurer of the New York State Bar Intellectual Property Section and co-chair of that section’s Trademark Law Committee. He earned his BA in English Literature from Georgetown University, MA in English Literature from the University of Pennsylvania and J.D. from Emory University.

Marc Urbach, a current member of Fr8App’s Board of Directors, is the owner of Doorstep Delivery Logistics LLC and has been its Chief Executive Officer since August 2020, and consultant at OTS Ventures Inc. since January 2017. Prior to that, he was the President/CFO and board member of Ideanomics, Inc. (formerly known as YOU On Demand Holdings, Inc.) He has been an executive at various private and public companies in the past 25 years. He earned his B.S. in Accounting from Babson College.

B. Compensation.

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2021, to each of our officers and directors above.

Name	Compensation ($)
Directors and Officers
Warren Wang[1]	$276,000
Hon Man Yun[1]	108,000
Hong Chen[1]	36,000
Xiaoyue Zhang[1]	36,000
Ming Yi1	36,000
Total	$492,000

1.	Messrs. Warren Wang, Hon Man Yun, Ming Yi (Martin), Hong Chen and Xiaoyue Zhang, resigned from the board of directors and from the position of the Chief Executive Officer and Chief Financial Officer in the case of Messrs. Warren Wang and Hon Man Yun, respectively, effective on February 14, 2022.

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

C. Board practices.

Board of Directors

Our board of directors consists of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Adler, Samuels and Urbach. Mr. Urbach is the chairman of our audit committee. We have determined that Messrs. Adler, Samuels and Urbach satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. Our board of directors has determined that Mr. Urbach qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

A copy of the audit committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/.

Compensation Committee. Our compensation committee consists of Messrs. Adler and Urbach. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

A copy of the compensation committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Messrs. Adler and Samuels. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at: https://www.fr8.app/investors/governance/

Duties of Directors

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

Employment Agreements and Indemnification Agreements

Fr8App’s current Chief Executive Officer joined Fr8App in March 2020 as its Chief Technology Officer, and became the Chief Executive Officer in September 2020. Both President and Chief Financial Officer of Fr8App joined Fr8App in September 2020. Fr8App’s Chief Operating Officer joined Fr8App in August 2021. Set forth below are compensation arrangements based on their current employment agreements with Fr8App. All employment agreements were continued under the same terms at the time of the Merger and all options and equity compensation items adjusted consistent with the exchange ratio related the Merger.

Under his Employment Agreement with Fr8App, Javier Selgas serves as Fr8App’s Chief Executive Officer, receives an annual base salary of $250,000 and is eligible for a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He is entitled to receive (i) an option grant for 154,066 shares of Fr8App Common Stock at $0.25 per share, fully vested upon grant, and (ii) an option grant for 308,131 shares of Fr8App Common Stock at an exercise price equivalent to the Applicable Per Share Merger Consideration upon the Closing of the Merger, vesting over four years starting in September 2021. In the event Javier Selgas is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 92,439 shares of Fr8App Common Stock at $0.80 per share, vesting over four years starting in December 2021.

Under his Executive Services Agreement with Fr8App, Mike Flinker serves as the President, receives an annual base salary of $220,000 and is eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He is entitled to receive an option grant for 231,099 shares of Fr8App Common Stock at the Applicable Per Share Merger Consideration upon the Closing of the Merger, vesting over four years starting in September 2020. In the event Mike Flinker is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for three months immediately following the termination date.

Under his Employment Agreement with Fr8App, Paul Freudenthaler serves as Fr8App’s Chief Financial Officer, receives an annual base salary of $250,000 and is eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He is entitled to receive (i) an option grant for 77,033 shares of Fr8App Common Stock at $0.25 per share, fully vested upon grant, and (ii) an option grant for 385,164 shares of Fr8App Common Stock at the Applicable Per Share Merger Consideration upon the Closing of the Merger, vesting over four years starting in September 2020. In the event Paul Freudenthaler is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 92,439 shares of Fr8App Common Stock at $0.80 per share, vesting over four years starting in December 2021.

Under her Employment Agreement with Fr8App, Luisa Irene Lopez Reyes serves as Fr8App’s and Freight App Mexico’s Chief Operating Officer, receives an annual base salary of MXP$3,000,000 and is eligible to receive a discretionary bonus payable within the first 2-1/2 months after the end of the applicable fiscal year. She is entitled to receive (i) an option grant for 32,764 shares of Fr8App Common Stock at $0.80 per share, fully vested upon grant, and (ii) an option grant for 163,818 shares of Fr8App Common Stock at the Applicable Per Share Merger Consideration, vesting over four years starting on the one year anniversary date of the Effective Date of the Merger. In the event that Ms. Reyes is terminated without cause or for good reason, she will be entitled to receive continued payment of her base salary for three months immediately following the termination date.

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

We have entered into board services agreements and indemnification agreements with each of our independent director appointees and our CEO who is a non-independent member of the Company’s board of directors. These agreements set forth the services to be provided and compensation to be received by our independent directors and the indemnifications provided to them by the Company. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director resigns, or (ii) is removed in accordance with the Company’s governing documents and applicable law.

NASDAQ Requirements

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

D. Employees.

As of December 31, 2021, we had 10 employees, all located in New York, Hong Kong, Shenzhen and Beijing, China. The following table sets forth the number of our employees by function as of the same date:

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

The calculations in the table below are based on ordinary shares outstanding as of April 15, 2022. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner[1]	Number of Shares	% of Class

Five Percent Holders

ATW Opportunities Master Fund, L.P.[2] 17 State Street, 2100, New York, NY 10004	17,010,598	71.9%

ATW Master Fund II, L.P.[2] 17 State Street, 2100, New York, NY 10004	3,607,428	33.3%

PX Global Advisors LLC, [3] 19 West 44th Street Suite 1001, New York, NY 10036	1,140,000	15.8%

SPAC Global, LLC[4] 86 Calle Cervantes 10 B, San Juan, PR 00807	909,091	12.6%

Chardan Capital Markets LLC[5] 17 State Street, 2130, New York, NY 10004	878,788	19.5%

Directors and Named Executive Officers[6]:

Javier Selgas[7]	288,873	3.8%
Mike Flinker[7]	101,106	1.4%
Luisa Irene Lopez Reyes[7]	39,590	0.5%
Paul Freudenthaler[7]	245,542	3.3%
Nicholas H. Adler[8]	13,333	0.2%
William Samuels[8]	13,333	0.2%
Marc Urbach[8]	7,778	0.1%
All Directors and Executive Officers as Group	709,555	9.0%

(1) For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of ordinary shares beneficially owned by such person or group and the number of the number of ordinary shares underlying share options or warrants held by such person or group that are exercisable within 60 days after the date of this annual report. by the sum of (i) 7,236,496 being the number of shares outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(2) ATW Opportunities Master Fund, L.P. and ATW Master Fund II, L.P. are limited partnerships, comprising Messrs Antonio Ruiz-Gimenez and Kerry Propper as General Partners. Accordingly. Both Messrs Ruiz-Gimenez and Propper hold joint voting and dispositive power of the ordinary shares held by the limited partnerships. ATW Opportunities Master Fund, L.P. beneficially owns 581,818 ordinary shares, preferred shares convertible to 5,738,429 ordinary shares and warrants convertible into 5,433,956 ordinary shares under various terms and conditions. ATW Master Fund II, LP beneficially owns zero ordinary shares, preferred shares convertible to 3,159,183 ordinary shares and warrants convertible into 448,245 ordinary shares under various terms and conditions.

(3) PX Global Advisors LLC, a Delaware limited liability corporation, owns 1,140,000 ordinary shares. PX Global Advisors LLC’s sole shareholder, director and officer is Pengfei Xie. As a result, Mr. Xie has the sole power to direct the vote and disposition of the shares and may be deemed, directly or indirectly, to be the beneficial owner of the shares held by PX Global Advisors LLC.

(4) SPAC Global, LLC, a limited liability company organized and existing under the laws of Puerto Rico owns 909,091 ordinary shares. SPAC Global, LLC’s sole shareholder, director and officer is Suying Liu.

(5) Chardan Capital Markets, LLC is a limited liability corporation. Mr. Steven Urbach has sole voting and dispositive power of the shares by virtue of his position as Chief Executive Officer. Chardan Capital Markets LLC owns warrants convertible into 878,788 ordinary shares under various terms and conditions.

(6) Unless otherwise indicated, the address for those listed below is c/o Freight App, Inc., at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380.

(7) Each of the executive officers’ beneficial ownership represent options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after the date of this report.

(8) Each of the directors’ holdings represent a mixture of restricted stock and stock options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after the date of this report. Each of Messrs. Adler and Samuels own 13,333 ordinary shares. Mr. Urbach owns 5,556 ordinary shares and options convertible into 2,222 ordinary shares.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related party transactions.

Contractual Arrangements between WFOE and Sheng Ying Xin

On February 17, 2016, Beijing Yingxin Yijia Network Technology Co., Ltd. (“BYYNT” or “WFOE”) entered into certain contractual arrangements with Sheng Ying Xin and the its shareholders (“SYX Shareholders”), as amended and re-signed on April 26, 2016. Pursuant to these contractual arrangements, WFOE shall have the power, rights and obligations equivalent in all material respects to those it would possess if it were the sole equity holder of Sheng Ying Xin, including absolute control rights and the rights to the assets, property and revenue of Sheng Ying Xin and the receipt of, approximately 100% of the net income of Sheng Ying Xin as a service fee to WFOE. SYX Shareholders did not receive any consideration in exchange for their agreements to give up their control over Sheng Ying Xin.

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

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the terms of the certain Exclusive Business Cooperation Agreement dated September 26, 2019, between Hongkong Internet Financial Services Limited (“HKIFS”) and HKSQ (the “Exclusive Business Cooperation Agreement”), HKIFS is the exclusive technology services and consultancy service provider to HKSQ. HKSQ agreed to pay HKIFS all fees payable for technology services and consultancy service, the amount of which equals 100% of the net profit of HKSQ. Any payment from HKSQ to HKIFS must comply with applicable Chinese laws. HKIFS is also obligated to bears all losses of HKSQ. Further, the parties agreed that HKIFS shall retain sole ownership of all intellectual property developed in connection with providing technology services to HKSQ. The Exclusive Business Cooperation Agreement has a ten-year term. The term of these agreements may be extended if confirmed in writing by HKIFS, prior to the expiration of the term. The extended term shall be determined by HKIFS, and HKSQ shall accept such extended term unconditionally.

Contracts that give us effective control of the variable interest entity

Power of Attorney

Pursuant to the terms of a certain Power of Attorney Agreement dated September 26, 2019, among HKIFS and the shareholders of HKSQ (the “Power of Attorney”), each of the shareholders of HKSQ irrevocably appointed HKIFS as their proxy to exercise on each of such shareholder’s behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of HKSQ, including the appointment and election of directors of HKSQ. The term of the Power of Attorney is valid so long as such shareholder is a shareholder of HKSQ.

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

Related party transactions

Transaction and balances from related parties:

The Company received consulting, accounting and recruiting services from various shareholders. The total cost of these services for the years ended December 31, 2021, 2020 and 2019 were $350,000, $353,000 and $152,000, respectively. The accounts payable to these various shareholders as of December 31, 2021 and December 31, 2020 were $140,000, $30,000, and $0 respectively.

The Company also provided freight services to a customer owned by a shareholder. The accounts receivable from this certain customer as of December 31, 2021, 2020 and 2019 was $0, $24,000 and $7,000, respectively. The revenue of these services for the years ended December 31, 2021, 2020 and 2019 was $99,000, $164,000 and 134,000, respectively.

In 2021, the Company issued various warrants to ATW, an affiliate of a shareholder and entered into various promissory notes with shareholders. (See Note 12 and 17 of audited financials).

For the year ended December 31, 2021, the Company entered into sublease agreement with PX Capital USA Inc. (“PX Capital”), incurring of rental of $112,100 for the period from January 1, 2021 to December 31, 2021. The Company also entered into consultant agreement with PX Capital for consultancy services rendered by PX Capital of $120,000 for the period from January 1, 2021 to December 31, 2021. The Company and PX Capital had a common Chief Executive Officer, Mr. Warren Wang.

For the year ended December 31, 2021, the Company has entered into an agreement with Wave Sync Corp. (“Wave Sync”) for the disposal of a used motor vehicle for $100,000. For the year ended December 31, 2021, the Company purchased equity shares of $250,000 from Montis Digital Limited, a company incorporated in Gibraltar, and $500,000 from Archax Holdings Ltd., a company incorporated in the United Kingdom. The Company then sold all of the equity shares to Wave Sync for a total of $750,000. Montis Digital Limited and Archax Holdings Ltd. are not related parties of the Company. The Company and Wave Sync had a common Chief Financial Officer, Mr. Hon Man Yun.

For the year ended December 31, 2020, the Company entered into sublease agreement with PX Capital, incurring rental of $68,000 for the period from April 1, 2020 to December 31, 2020. The Company had also entered into a consultant agreement with PX Capital for consultancy services rendered by PX Capital of $80,000 for the period from April 1, 2020 to December 31, 2020. The Company and PX Capital had a common Chief Executive Officer, Mr. Warren Wang.

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

Due to related party:

As of December 31, 2021, the Company has related party payables of $100 due to Mr. Warren Wang the chief executive officer of the Company, who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On January 11, 2021, BG Strategic Advisors, LLC (“BGSA”) filed a complaint against Fr8App at the Florida Circuit Court, alleging breach and anticipatory breach of a contract, while seeking unspecified monetary damages. Fr8App believes that BGSA’s claims are without merits. On or about February 17, 2021, Fr 8App moved the case to the District Court for the Southern District of Florida. On February 25, 2021, Fr8App filed a counterclaim against BGSA and its affiliate for violations of the Investment Advisors Act of 1940, breach of fiduciary duty and other claims, seeking monetary damages and declaratory and injunctive relief. This litigation may be costly and may divert resources and management’s attention from Fr 8App’s business.

Apart from the above, we are currently not a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations, and we are not aware of any threat of any of the above-mentioned proceedings. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising.

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

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market during the fiscal years 2021, 2020 and 2019 . The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

Fiscal Year ended December 31, 2019	$4.96	$0.81
Fiscal Year ended December 31, 2020	$3.72	$0.352
Fiscal Year ended December 31, 2021	$10.6608	$4.9119

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2019, 2020 and 2021 . The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

Fiscal Year 2019, quarter ended
March 31, 2019	$4.96	$0.853
June 30, 2019	$3.87	$1.28
September 30, 2019	$2.20	$1.44
December 31, 2019	$1.60	$0.81

Fiscal Year 2020, quarter ended
March 31, 2020	$1.20	$0.384
June 30, 2020	$1.18	$0.39
September 30, 2020	$0.839	$0.352
December 31, 2020	$3.72	$0.415

Fiscal Year 2021, quarter ended
March 31, 2021	$10.6608	$6.4317
June 30, 2021	$8.5683	$4.9119
September 30, 2021	$8.4581	$5.1322
December 31, 2021	$7.3789	$5.3084

The following table sets forth the monthly high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this annual report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High		Low
Month Ended:
March 31, 2022	$2.6700		$1.7000
February 28, 2022*	$6.5529	*	$2.2050	*
January 31, 2022	$5.9692		$4.1850
December 31, 2021	$7.3789		$4.6696
November 30, 2021	$5.1982		$4.5595
October 31, 2021	$5.6167		$4.7137
September 30, 2021	$6.3216		$5.1542

*The Company effected a 2.2:1 reverse split of its ordinary shares on February 14, 2022.

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

C. Material Contracts.

Other than contracts entered into the ordinary course of business, during the two preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this annual report):

1.	On April 9, 2020, we entered into subscription agreements with three accredited investors for the sale and issuance of two million shares (2,000,000) ordinary shares of the Companyat a per-share price of $0.40 for aggregate gross proceeds of $800,000 (the “Private Placement). The subscription agreements contain customary representations, warranties and agreements by the Company and customary conditions to closing. We closed the Private Placement on May 12, 2020.

2.	On June 19, 2020, we entered into a securities purchase agreement with certain for the purchase and sale of 4,352,941 of the Company’s ordinary shares, at a purchase price of $0.85 per share, for an aggregate purchase price of approximately $3.7 million. Pursuant to a placement agent agreement dated June 19, 2020, by and between the Company and Chardan Capital Markets LLC, the Company engaged Chardan to act as the Company’s placement agent in connection with the offering. Pursuant to the Placement Agent Agreement, the Company agreed to pay Chardan a cash fee equal to 6.0% of the gross proceeds received by the Company in the offering and to reimburse Chardan for its legal expenses in the amount of up to $50,000. The net proceeds to the Company from the offering, after deducting placement agent fees and estimated offering expenses, will be approximately $3.328 million. The registered direct offering was expected to close on or about June 23, 2020, subject to customary closing conditions. The shares were offered, and issued, pursuant to the Prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), filed with the Securities and Exchange Commission (the “Commission”) on August 22, 2019 as amended by the Prospectus supplement filed with the Commission on June 23, 2020.

3.	On July 29, 2020, we entered into a securities purchase agreement with certain purchasers for the purchase and sale of 3,555,556 of the Company’s ordinary shares, at a purchase price of $0.45 per share, for an aggregate purchase price of approximately $1.6 million. Pursuant to a placement agent agreement dated July 29, 2020, by and between the Company and Chardan Capital Markets LLC, the Company engaged Chardan to act as the Company’s placement agent in connection with the registered direct offering. Pursuant to the Placement Agent Agreement, the Company agreed to pay Chardan a cash fee equal to 5.0% of the gross proceeds received by the Company in the offering and to reimburse Chardan for its legal expenses in the amount of up to $50,000. In addition, one investor has agreed with the Company and Chardan to be subject to a lock-up period of 30 days pursuant to a Lock-up Agreement dated July 29, 2020. During the applicable lock-up period, such investor may not offer for sale, contract to sell, sell, distribute, grant any option, right to warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into, or exercisable or exchangeable for our ordinary shares. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions. The net proceeds to the Company from the offering, after deducting placement agent fees and estimated offering expenses, will be approximately $1.39 million. The registered direct offering was expected to close on or about July 31, 2020, subject to customary closing conditions.

4.	On October 10, 2020, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of us (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Merger Sub I (“Merger Sub II”), Fr8App and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”). Pursuant to the Merger Agreement, we would merge with and into Merger Sub I to redomesticate from the British Virgin Islands (“BVI”) to Delaware, with Merger Sub I as the surviving corporation. Immediately thereafter, Merger Sub I shall divest its existing business to a private or over-the-counter listed company owned by our existing shareholders. Immediately after the Spinoff, Merger Sub II will merge with and into Fr8App, with Fr8App as the surviving corporation and wholly-owned subsidiary of Merger Sub I. There were numerous amendments to this Merger Agreement before being terminated on October 10, 2021.

5.	On September 16, 2021, we entered into a securities purchase agreement with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which we agreed to sell for an aggregate purchase price of $2,700,000, an aggregate of 630,000 ordinary shares, par value $0.005 and a pre-funded warrant to purchase 650,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase will be subject to customary closing conditions. The net proceeds from the Securities Purchase, after expenses, were approximately $2.6 million, of which $1.5 million will be used to fund a loan to Fr8App (the “Fr8App Loan”) evidenced by a promissory note issued by Fr8App to us dated September 16, 2021 (the “Promissory Note”). In connection with the Fr8App Loan, Fr8App also issued to us a warrant (the “Fr8App Warrant”) to purchase certain securities of Fr8App in an aggregate value of $2,700,000. We assigned the Fr8App Warrant to ATW and executed a Warrant Assignment Agreement on the same date. The ordinary shares, the warrant and the ordinary shares underlying the warrant were issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with Commission on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement that was filed with the SEC on the closing of the Securities Purchase by ATW.

6.	On December 13, 2021, we into a new merger agreement between Merger Sub I, Fr8App and the Stockholders’ Representative (the “New Merger Agreement”) to acquire all the issued and outstanding securities of Fr8App and assume Fr8App as our direct, wholly–owned subsidiary. Pursuant to the new merger agreement, a Certificate of Merger would be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby Merger Sub I shall be merged with and into Fr8App. Following the Merger, the separate corporate existence of Merger Sub I shall cease, and Fr8App would continue as the surviving corporation in the Merger whereupon the Certificate of Incorporation of Merger Sub I and by-laws then in effect, shall cease and the organizational documents of Fr8App after the Merger will be in the form as agreed by the Company and Fr8App. On December 29, 2021, we, Merger Sub I, Fr8App and ATW entered entered into an Amendment No. 1 to Merger Agreement to amend the new merger agreement. This Amendment No. 1 to Merger Agreement redefined “Merger Consideration” and replaced Schedule 6.1 and Section 12.4(b) of the new merger agreement.The Merger closed on February 14, 2022.

7.	On December 13, 2021, we entered into a securities purchase agreement with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which we agreed to sell for an aggregate purchase price of $862,000, a pre-funded warrant to purchase 431,000 ordinary shares. The closing of the aforementioned securities purchase would be subject to customary closing conditions. On December 16, 2021, we and ATW entered into an Amendment No. 1 to the Purchase Agreement (“Amendment No. 1”) to (i) amend Section 2.1 of the purchase agreement to increase the subscription amount to $2,355,000 and amend the warrant to purchase 1,177,500 ordinary shares instead and (ii) amend Section 5.1 of the purchase agreement to provide that the closing of the securities purchase shall occur before the Merger. With the exception of these amendments, all other provisions of the purchase agreement remained the same.

8.	On December 29, 2021, we , ATW and Steven Oliveira (“Oliveira”) entered into an Assignment of Securities Purchase Agreement to assign the right to purchase 499,751 pre-funded warrants (the “Oliveira Warrant”) for a per warrant purchase price of $2.00 (for an aggregate purchase price of $999,502) and the related obligations under the Purchase Agreement from ATW to Steven Oliveira (the “Oliveira Securities Purchase”). The assignment and the aforesaid Oliveira Securities Purchase closed on December 29, 2021. Oliveira also notified us and exercised his right to convert the Oliveira Warrant into ordinary shares on the same day. The net proceeds from the Oliveira Securities Purchase, after expenses, were approximately $999,502, of which $950,000 will be used to fund a loan to Fr8App evidenced by a promissory note issued by Fr8App to us dated September 20, 2021.The Oliveira Warrant and the ordinary shares underlying the Oliveira Warrant were issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with the Commission on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement that was filed with the Commission on the closing of the Oliveira Securities Purchase.

9.	On February 10, 2022, we, ATW and ten investors (“Assignees”) entered into an Assignment of Securities Purchase Agreement to assign the right to purchase 677,750 pre-funded warrants (the “Assignee Warrants”) for a per warrant purchase price of $2.00 (for an aggregate purchase price of $1,356,178) and the related obligations under the December 13, 2021 purchase agreement from ATW to the Assignees (the “Assignees’ Securities Purchase”). The assignment and the aforesaid Assignees’ Securities Purchase closed on February 10, 2022. The Assignees also notified us and exercised their right to convert the Assignee Warrants into ordinary shares on the same day. The net proceeds from the Assignees’ Securities Purchase, after expenses, were approximately $1,356.178, which were used to fund a loan to Fr8App evidenced by a promissory note issued by Fr8App to us dated February 10, 2022.The Assignee Warrants and the ordinary shares underlying the Assignee Warrants are issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with the Commission on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement that was filed with the Commission on the closing of the Assignees’ Securities Purchase.

10.	On February 9, 2022, the Company, Fr8App, ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) together with certain existing stockholders of Fr8App (collectively, the “SPA Investors”) entered into an amended and restated Securities Purchase Agreement (the “A&R SPA”) pursuant to which the Company agreed to, among other things, issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 16,257,671 of the Company’s ordinary shares. These warrants will remain exercisable for a period of seven years after issuance. The exercise price of Series A, Series B, Series C and Series D Warrants are $1.50, $1.20, $0.75 and $1.125 per ordinary share, respectively, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

11.	On February 9, 2022, the Company and ATW Opportunities, together with certain investors (collectively, the “PIPE Investors”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to the PIPE Investors an aggregate of 2,333,333 restricted Series B Preferred Shares along with Series A warrants to purchase 2,333,333 of the Company’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 (the “At-Merger Financing”) upon closing of the Merger. The 2,333,333 restricted Series B Preferred Shares are initially convertible into restricted ordinary shares on a 1:1 basis. In addition, the Company has a post-closing obligation to issue to PIPE Investors Series A warrants to purchase an aggregate of 2,333,333 ordinary shares at $1.50 per share, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.The A&R SPA and the At-Merger Financing closed on February 14, 2022. The Company relied on the exemption from registration of the abovementioned securities pursuant to an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

12.	In connection with the A&R SPA and At-Merger Financing, the Company and the PIPE Investors (including ATW Opportunities) entered into a registration rights agreement, whereby the Company agreed to file a registration statement to register for resale the Conversion Shares (defined in the Registration Rights Agreement) of an aggregate of 37,182,008 shares held as soon as practicable within six (6) months from the closing of the Merger. The registration statement must be declared effective by the 60th day following filing or, in the event the SEC notifies the Company that it will “review” the registration statement, the 90th calendar day following the filing date and with respect to any additional registration statements which may be required pursuant to the Registration Rights Agreement, the 60th calendar day following the date on which an additional registration statement is required to be filed thereunder.

D. Exchange controls.

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our common shares. However, we operate through subsidiaries located in Mexico. Mexico has had a free market for foreign exchange since 1991, and the Mexican Government has allowed the peso to float freely against the U.S. dollar since December 1994. We have no control over or influence on this exchange rate policy. The Mexican Government has announced that it does not intend to change its floating exchange rate policy, but there is no guarantee that the Mexican Government will not change this policy.

E. Taxation.

The following is a summary of the material British Virgin Islands, Mexican and United States federal income tax consequences and considerations relevant to an investment in our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the Mexico and the United States. To the extent the discussion herein relates to matters of British Virgin Islands, Mexico or United States tax law, it is the opinion of Maples & Calder, ,our counsel as to matters of British Virgin Islands law, SMPS Legal,  our counsel as to matters of Mexican law, and Sichenzia Ross Ference LLP, our counsel as to matters of United States federal law, respectively.

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

Mexico Taxation

This summary of certain Mexican federal tax considerations refers only to holders of ordinary shares that are not residents of Mexico for Mexican tax purposes and that will not hold the ordinary shares or a beneficial interest therein through a permanent establishment for tax purposes (we refer to any such non-resident holder as a Foreign Holder). For purposes of Mexican taxation, an individual is a resident of Mexico if he/she has established his/her domicile in Mexico. When an individual also has a place of residence in another country, that individual will be considered a resident of Mexico for tax purposes, if such individual has his/her center of vital interest in Mexico. An individual would be deemed to have his/her center of vital interest in Mexico if, among other things: (a) more than 50% of his/her total income for the year were derived from Mexican sources, or (b) his/her principal center of professional activities were located in Mexico.

A legal entity is a resident of Mexico if:

●	it maintains the principal administration of its business in Mexico; or
●	it has established its effective management in Mexico.

The principal administration of a business or the effective location of management is deemed to exist in Mexico if the individual or individuals having the authority to decide or effect the decisions of control, management, operation or administration are located in Mexico. Mexican resident entities are subject to income tax on their worldwide income at a 30% rate.

A Mexican national is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a legal entity or individual has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with Mexican federal tax law.

Taxation of Dispositions. Capital gains resulting from the sale or other disposition of the ordinary shares by a Foreign Holder will not be subject to Mexican income or withholding taxes, to the extent that the book value of such shares does not derive directly or indirectly in more than 50% from real estate located in Mexico.

Other Mexican Tax Considerations. Under the Mexican Income Tax Law, any discount received by a non-resident upon purchase of the notes or bonds from a Mexican resident or a non-resident with a permanent establishment in Mexico is deemed interest income, and therefore, subject to taxes in Mexico. Such interest income results from the difference between the face value (plus accrued interest not subject to withholding) and the purchase price of such notes or bonds. Tax relief may be applicable under the double tax treaties entered into by Mexico.

Transfer and Other Taxes. There are no Mexican stamp, registration or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Registered Securities. A Foreign Holder of the Registered Securities will not be liable for Mexican estate, succession, gift, inheritance or similar tax with respect to such securities.

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

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at www.fr8.app. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I. Subsidiary Information.

Please refer to “Item 4. Information on the Company - C. Organization Structure.”

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.  We have a short-term borrowing facility and plan to continue to use the facility over the medium to long term. This facility allows us to pledge our qualifying accounts receivable in exchange for cash until the underlying accounts receivable are collected. The provider of the short-term facility charges a variable rate indexed on the US prime rate. Our interest expenses could increase or decrease in a material way were the US prime rate increase or decrease in a material manner.

Diesel Prices

Our clientele consists of entities requiring services in over-the-road freight carriage. One of the largest components to the cost of this service is diesel fuel. Fuel prices, including gasoline and diesel have been highly volatile over the past 24 months. As carrier costs for servicing shipper requirements increase, our margins may compress in the short term as the markets adjust to higher or lower level of costs within the freight ecosystem. Our having to accommodate lower or higher margins due to higher volatility of costs or higher levels of uncertainty could have a material effect on our business.

Foreign Exchange Risk

The functional currency of our operating subsidiary is the US Dollar, but the majority of our labor force is paid in Mexican pesos and therefore our operations are exposed to foreign exchange rate fluctuations. The majority of our shipper clients are accustomed to working and invoicing in US Dollars but some of the domestics Mexico market is more accustomed to transacting in Mexican Pesos. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Mexican Peso to the U.S. dollar. Substantial changes in the exchange rate could have a material effect on our clients, our business and our profitability.

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

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

The Company maintains “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). As of December 31, 2021, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.

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

Based upon that evaluation and subsequent evaluations conducted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2021, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, we used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) (2013 framework) (the “COSO criteria”). Based on our evaluation and the COSO criteria, we determined that, as of December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with US GAAP.

Since the Company is not an accelerated filer, the auditor’s attestation report pursuant to SOX Section 404(b) is not required in this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2021 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Our board of directors has determined that Mr. Marc Urbach qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. He is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

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

We have adopted a Code of Conduct that complies with the descriptions set forth above for a Code of Ethics. Our Code of Conduct is applicable to all of our employees, and also contains provisions that set forth a higher level of expectations from our leaders. A copy of our Code of Conduct is incorporated by reference as an exhibit to this annual report and posted on our website at www.fr8.app.

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

Wei was dismissed on November 13, 2019 and effective November 14, 2019, the Company engaged Centurion ZD CPA & Co. (“Centurion”) as our new independent registered public accounting firm. The following table shows the fees that we paid for audit and other services provided by Centurion for fiscal years 2018, 2019, 2020 and 2021.

	Fiscal 2019	Fiscal 2020	Fiscal 2021

Audit Fees	$125,000	$75,000	$75,000
Audit-Related Fees	-	-	15,000
Tax Fees	-	-	-
All Other Fees	-	-	-

Total	$125,000	$75,000	$90,000

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

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

HUDSON CAPITAL INC. AND SUBSIDIARIES

107

中正達會計師事務所

Centurion ZD CPA & Co.

Certified Public Accountants (Practising)

Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong

香港紅磡德豐街22號海濱廣場二期13樓1304室

Tel : (852) 2126 2388 Fax: (852) 2122 9078

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Hudson Capital Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hudson Capital Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Centurion ZD CPA & Co.

Centurion ZD CPA & Co.

We have served as the Company’s auditor since 2020.

Hong Kong, China

April 29, 2022

PCAOB ID: 2769

HUDSON CAPITAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2020
ASSETS
Current assets
Cash	$221,312	$3,274,287
Accounts receivable, net	-	-
Other receivables	55,740	105,149
Loans to third parties, net	2,450,000	-
Prepayments	27,329	9,470
Due from related parties	-	81,756
Total Current Assets	2,754,381	3,470,662
Non-current assets
Property and Equipment, net	11,074	108,467
Intangible assets, net	-	806
Long-term prepayment	-	3,031
Goodwill	-	-
Deferred Tax Assets	-	-
Total Assets	$2,765,455	$3,582,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$-	$168,016
Accounts payable
Advance from customers	-	-
Other payables and accruals	122,252	244,370
Due to related party	100	358,241
Taxes payable	-	1,053,249
Total Current Liabilities	122,352	1,823,876
Provision of other liabilities	-	1,127,945
Deferred tax liabilities	-	-
Total Liabilities	122,352	2,951,821

Shareholders’ equity
Common Stock ($0.005* par value, unlimited shares authorized, 7,535,897 and 6,406,146 shares issued and outstanding at December 31, 2021 and December 31, 2020, respectively)	37,679	32,031
Additional paid in capital	36,524,982	32,931,128
Statutory reserve	3,032,854	3,032,854
Retained earnings	(36,683,506)	(34,537,976)
Accumulated other comprehensive loss	(268,906)	(826,892)
Total Shareholders’ Equity	2,643,103	631,145
Total Liabilities and Shareholders’ Equity	$2,765,455	$3,582,966

All of the VIE’s assets can be used to settle obligations of its primary beneficiary. Liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company’s general assets.

*	-	The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

See notes to the consolidated financial statements

HUDSON CAPITAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue
- Third parties	$-	$618	$1,366,417
- Related parties	-	-	-
Total revenue	-	618	1,366,417

Cost of revenues	-	-	123
Gross profit	-	618	1,366,294

Operating expenses
Selling and marketing expenses	-	10,748	100,460
General and administrative expenses	2,495,308	4,123,108	1,893,499
Research & Development Expense	-	-	-
Donation expenses	-	-	-
Total Operating expenses	2,495,308	4,133,856	1,993,959
(Loss) income from operations	(2,495,308)	(4,133,238)	(627,665)

Other income (expenses)
Interest income on bank deposit	5	14	666
Loss on disposal of a subsidiary
Other income (expenses)	349,023	38,870	(5,611,484)
Interest income from loans to third parties	750	365,000	2,191,631
Impairment loss on loans to third parties and property and equipment	-	(5,345,999)	(57,941,663)
Total other (expenses) income, net	349,778	(4,942,115)	(61,360,850)

(Loss) Income before income tax expenses	(2,145,530)	(9,075,353)	(61,988,515)
Income tax (benefit) expenses	-	-	7,243
Net (loss) income	$(2,145,530)	$(9,075,353)	$(61,995,758)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	557,986	2,686,394	(365,258)
Comprehensive (loss) Income	$(1,587,544)	$(6,388,959)	$(62,361,016)

Weighted average number of shares, basic and diluted	6,572,226	6,406,146	4,422,837 *
(Loss) per share, basic and diluted	$(0.33)	$(1.42)	$(0.85)*

*	-	The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive.

See notes to consolidated financial statements

HUDSON CAPITAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(2,145,530)	$(9,075,353)	$(61,995,758)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,201	1,179	62,358
Deferred taxes	-	-	1,790,260
Loss on disposal of fixed assets	942	-	-
Impairment loss on loans to third parties	-	4,800,000	56,242,596
Impairment loss on fixed assets	-	-	-
Changes in operating assets and liabilities:	-	-	-
Accounts receivable	-	7,264	(1,450,857)
Other receivables	49,409	541,541	2,782,583
Prepayments	(17,859)	7,577	23,842
Due from related parties	(276,385)	73,026	389,337
Long-term office rental deposit	-	-	-
Accrued payroll	(168,016)	(453,467)	80,431
Other payables and accruals	(122,118)	42,901	(78,971)
Tax payable	(1,053,249)	67,054	202,515
Accounts Payable	-	-	-
Other Assets	-	-	-
Long-term prepayment	3,031	1,549	3,705
Estimated Liabilities	(1,127,945)	168,064	971,268
Advance from customers	-	-	(94,688)
Net cash (used in)/provided by operating activities	(4,854,519)	(3,818,665)	(1,071,379)

Cash flows from investing activities:
Purchases of property and equipment	(5,374)	(108,095)	-
Loans to third parties	(2,450,000)	-	(200,000)
Collection of loans to third parties	-	-	-
Proceeds on disposal of fixed assets	100,000	-	-
Net cash (used in)/provided by investing activities	(2,355,374)	(108,095)	(200,000)

Cash flows from financing activities:
Proceeds from related party	-	-	(31,201)
Repayment to a related party	-	-	-
Proceeds from shares and warrants placement (net of offering cost of $100,000 (2020: $222,000))	3,599,502	4,278,000	-
Net cash provided by/ (used in) financing activities	3,599,502	4,278,000	(31,201)
Effect of exchange rate changes on cash	557,416	2,909,480	(262,681)
Net increase (decrease) in cash	(3,052,975)	3,260,720	(1,565,261)
Cash at beginning of year	3,274,287	13,567	1,578,828
Cash at end of year	221,312	3,274,287	$13,567
Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non- cash investing activities
Deferred offering costs	$-	$-	$-

See notes to the consolidated financial statements

HUDSON CAPITAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated
				Additional			other	Total
	Common Stock			Paid-in	Statutory	Retained	Comprehensive	Shareholders’
	Shares		Amount	Capital	Reserve	Earnings	Loss	Equity
Balance as of January 1, 2019	4,422,837	*	$22,114	$28,441,045	$2,912,529	$36,653,460	$(3,148,028)	$64,881,120
Net (loss)						(61,995,758)		(61,995,758)
Appropriations of statutory reserves					37,401	(37,401)
Foreign currency translation loss							(365,258)	(365,258)
Balance as of December 31, 2019	4,422,837	*	$22,114	$28,441,045	$2,949,930	$(25,379,699)	$(3,513,286)	$2,520,104
Net (loss)						(9,075,353)		(9,075,353)
Appropriations of statutory reserves					82,924	(82,924)		-
Proceeds from issuance of common stock	1,983,309	*	6,353	4,493,647				4,500,000
Reverse split adjustments	-		3,564	(3,564)				-
Foreign currency translation loss							2,686,394	2,686,394
Balance as of December 31, 2020	6,406,146		$32,031	$32,931,128	$3,032,854	$(32,537,976)	$(826,892)	$631,145
Net (loss)						(2,145,530)		(2,145,530)
Appropriations of statutory reserves					-	-		-
Proceeds from issuance of common stock	1,129,751		5,648	2,273,542				2,279,190
Proceeds from issuance of warrant				1,320,312				1,320,312
Foreign currency translation loss							557,986	557,986
Balance as of December 31, 2021	7,538,897		$37,679	$36,524,982	$3,032,854	$(36,683,506)	$(268,906)	$2,643,103

*	-	The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

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

As of December 31, 2021, the Company’s corporate structure is set forth below:

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

Summarized below is the information related to the combined VIEs’ assets and liabilities as of December 31, 2021 and 2020, respectively:

	As of December 31, 2021	As of December 31, 2020

Current assets	$-	$48,287,298
Plant and equipment, net	-	373
Other non-current assets	-	3,836
Total assets	-	48,291,507
Total liabilities	-	(48,851,480)
Net assets (liabilities)	$-	$(559,973)

Summarized below is the information related to the financial performance of the VIEs reported in the Company’s consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019, respectively:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Revenues	$-	$618	$1,366,417
Cost of revenues	$-	$-	$123
Total operating expenses	$203,388	$102,135	$784,840
Net loss	$149,536	$248,314	$53,859,306

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

The exchange rates used are as follows:

	December 31, 2021	December 31, 2020

RMB exchange rate at balance sheets dates,	6.3757	6.5249

	Year Ended December 31,
	2021	2020	2019

Average exchange rate for each year	6.4515	6.9010	6.8944

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

(e) Cash

Cash and cash equivalents consist of cash on hand, cash on deposit and other highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The Company maintains cash with various financial institutions mainly in the US and PRC. As of December 31, 2021 and 2020, the Company had no cash equivalents.

(f) Accounts receivable and loans to third parties

Accounts receivable and loans to third parties are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and loans receivable. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Based on management’s assessment of the collectability of the accounts receivable and loans to third party, allowance for loans to third party was $0 as of December 31, 2021, allowance for loans to third party was $41,782,173 as of December 31, 2020, allowance for loans to third party was $39,402,683 as of December 31, 2019, and, allowance for loans to third party was $7,119,594 as of December 31, 2018. The value-added tax receivable from customers included in the accounts receivable in the balance sheet were $0, $0, and $97,287 as of December 31, 2021, 2020 and 2019, respectively. The accounts receivable, except for the principal of factoring as of December 31, 2019 were 0.07% collected as of March 31, 2020.

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

(i) Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. For the year ended December 31, 2021, the Company did not recognize any impairment loss of its long-lived assets. For the year ended December 31, 2020, the Company did not recognize any impairment loss of its long-lived assets. For the year ended December 31, 2019, the Company did not recognize any impairment loss of its long-lived assets.

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

The tax authority of the PRC government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises had completed their relevant tax filings, hence the Company’s tax filings may not be finalized. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s tax filings which may lead to additional tax liabilities. The tax returns of the Company’s PRC subsidiaries and VIEs are subject to examination by the relevant tax authorities. According to the PRC Tax Administration Law on the Levying and Collection of Taxes, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Company did not have any material interest or penalties associated with tax positions for the years ended December 31, 2021, 2020, and 2019 and did not have any significant unrecognized uncertain tax positions as of December 31, 2021, 2020 and 2019. The Company does not expect that the position of unrecognized tax benefits will significantly increase or decrease within 12 months of December 31, 2021.

(m) Cost of revenues

The Company’s cost of revenues mainly consists of revenue-generating staff costs.

(n) Research and development expenses

The Company accounts for expenses for the enhancement, maintenance and technical support for the Company’s Internet platforms and intellectual property that are used in its daily operations as research and development expenses. Research and development costs are charged to expense when incurred. No expenses for research and development for the years ended December 31, 2021, 2020 and 2019 were incurred.

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

(p) Earnings (loss) per Share

Earnings (loss) per share (“EPS”) are calculated in accordance with ASC Topic 260, “Earnings Per Share”. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common stock. The dilutive effect of outstanding common share warrants and options are reflected in the diluted earnings per share by application of the treasury stock method when the impact is dilutive. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted EPS. There is no dilutive effect for the years ended December 31, 2021, 2020 and 2019.

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

(u) Going Concern

The Company has suffered from losses from operation and significant accumulated deficits. It’s net loss for the year ended December 31, 2021, 2020 and 2019 were $2,145,530, $9,075,353 and $61,995,758, respectively, and turned the retained earnings as of December 31, 2018 to 2019 from $36,653,460 to (25,379,698). As of December 31, 2021 and 2020, the Company has cash and cash equivalents of $221,312 and $3,274,287, respectively and net cash used in operating activities during the year ended December 31, 2021 and 2020 were $4,854,519 and $3,818,665, respectively. As of December 31, 2020 and 2019, the Company has cash and cash equivalents of $3,274,287 and $13,567, respectively and net cash used in operating activities during the year ended December 31, 2020 and 2019 were $3,818,665 and $1,071,379, respectively. The Company comes to have insufficient cash flows generated from operations and provided for development. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The management determines that additional effort will be required to improve the operation so that the Company may generate more profits to sustain its continuous. The Company may explore the channels to raise additional capital or any opportunities to improve the cash flow in the years to come. The Company had raised $3,599,502 and $4,278,000 from share placement to improve the financial position and cash flow as of December 31 2021 and 2020, respectively.

NOTE 3. CASH

Cash consisted of the following:

	As of December 31, 2021	As of December 31, 2020

Cash on hand	$-	$-
Cash in banks	221,312	3,274,287
Total cash	$221,312	$3,274,287

NOTE 4. OTHER RECEIVABLES

Other receivables consisted of the following:

	As of December 31, 2021	As of December 31, 2020
Interest receivable	$750	$-
Others	54,990	105,149
Total	$55,740	$105,149

Interest receivable represents interest income earned on loans to third parties (See Note 5).

NOTE 5. LOANS TO THIRD PARTIES

The Company lends their own funds to eligible third parties occasionally and receives interest income to better utilize the Company’s cash.

Loans to third parties consisted of direct loans and entrusted loan as follows:

	As of December 31, 2021	As of December 31, 2020

Direct loans to third parties	$14,650,000	$12,200,000
Entrusted loans to third parties	36,782,173	36,782,173
Impairment on uncollectable loans	(48,982,173)	(48,982,173)
Total loans to third parties	$2,450,000	$-

Direct loans

The Company lends their own funds directly to third parties. Due to the COVID-19 pandemic, in year ended December 31, 2020, the Company has agreed to extend the due dates of the loans to A, B and C. The detailed direct loan information as of December 31, 2021 is as follows:

Borrower	Amount	Annual Interest rate	Due dates (after extension)
A	$4,000,000	5%	Feb 7, 2021
B	5,000,000	15%	Jan 28, 2019
C	3,000,000	5%	Jan 6, 2021
C	200,000	5%	Jun 26, 2021
D	1,500,000	0.17%	Sep 16, 2022
D	950,000	0.17%	Sep 28, 2022
Total	$14,650,000

All the above loans to A, B and C were fully impaired as at December 31, 2021 and December 31, 2020 and no extension agreements were executed for them and are overdue.

On October 10, 2020, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Hudson Capital Merger Sub I, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware corporation and Merger Sub I’s wholly-owned subsidiary, Freight App, Inc. (formerly known as FreightHub, Inc.), a Delaware corporation (“Fr8 App”) and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8 App (the “Stockholders’ Representative”).

This Merger Agreement was terminated on December 13, 2021 after the Board determined it was in our best interest to change strategies. In its stead, a new merger agreement was entered into between, us, Merger Sub I, Fr8 App and the Stockholders’ Representative on December 13, 2021 (the “New Merger Agreement”).

On February 14, 2022, a Certificate of Merger was filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby in accordance with the New Merger Agreement, Merger Sub I merged with and into Fr8 App, with Fr8 App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company (the “Merger”). The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8 App after the Merger is in the form as agreed by the Company and Fr8 App. As Borrower D is Fr8 App and the loan is becoming loan to related party after the Merger.

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

The interest income from such direct loans was $0, $365,000, and $422,284 for the years ended December 31, 2021, 2020, and 2019, respectively.

Entrusted loans

The Company also deposits (“entrust”) its funds in trust accounts with certain bank lenders, who will, in turn, make loans to borrowers.

The balance of entrusted loans as of December 31, 2021 was $36,782,173 to four borrowers. The detailed entrusted loan information as of December 31, 2021 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$3,065,181	16%	October 23, 2018
A	6,130,362	16%	December 26, 2018
B	4,597,772	16%	May 30, 2019
B	5,364,067	16%	July 27, 2019
C	7,662,953	16%	June 9, 2019
C	6,130,362	16%	July 9, 2019
E	3,831,476	16%	September 7, 2019
Total	$36,782,173

The balance of entrusted loans as of December 31, 2020 was $36,782,173 to four borrowers. The detailed entrusted loan information as of December 31, 2020 is as follows:

Borrower	Amount	Annual Interest rate	Due dates
A	$3,065,181	16%	October 23, 2018
A	6,130,362	16%	December 26, 2018
B	4,597,772	16%	May 30, 2019
B	5,364,067	16%	July 27, 2019
C	7,662,953	16%	June 9, 2019
C	6,130,362	16%	July 9, 2019
E	3,831,476	16%	September 7, 2019
Total	$36,782,173

The interest income from such entrusted loans was $0, $0, and $2,043,124 for the years ended December 31, 2021, 2020 and 2019.

NOTE 6. DUE FROM RELATED PARTIES

Due from related party consists of the following:

	As of December 31, 2021	As of December 31, 2020
Sheng Ying Xin (Beijing) Film Industry Co., Ltd.	$-	$46,416
Beijing ZhipingScience and Technology Development Co., Ltd.	-	30,214
Anytrust Information Technology Co., Ltd	-	5,126
Total due from related party	$-	$81,756

As of December 31, 2021 and December 31, 2020, the Company has related party receivable of $0 and $81,756, respectively, due to advances made on behalf of these related parties.

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31, 2021	As of December 31, 2020
Furniture	$1,949	$460
Electronic equipment	11,520	15,931
Motor vehicle	-	100,000
Leasehold improvement	-	-
Total property and equipment	13,469	116,391
Less: accumulated depreciation	(2,395)	(7,924)
Less: impairment	-	-
Property and equipment, net	$11,074	$108,467

Depreciation expense was $2,395, $703, and $60,910, respectively for the years ended December 31, 2021, 2020 and 2019.

NOTE 8. INTANGIBLE ASSETS, NET

The intangible assets consisted of the following:

	As of December 31, 2021	As of December 31, 2020

Accounting software	$7,650	$7,650
Less: accumulated amortization	(7,650)	(6,844)
Intangible assets, net	$-	$806

Amortization expense was $806, $476 and $1,448, respectively, for the years ended December 31, 2021, 2020 and 2019.

NOTE 9. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2021, the Company has entered into sublease agreement with PX Capital USA Inc. (“PX Capital”) for payment of rental of $112,100 for the period from January 1, 2021 to December 31, 2021. The Company has also entered into consultant agreement with PX Capital for the consultancy services rendered by PX Capital of $120,000 for the period from January 1, 2021 to December 31, 2021. The Company and PX Capital have common chief executive officer, Mr. Warren Wang.

For the year ended December 31, 2021, the Company has entered into agreement with Wave Sync Corp. (“Wave Sync”) for disposal of used motor vehicle of $100,000. For the year ended December 31, 2021, the Company purchased equity shares of $250,000 from Montis Digital Limited, a company incorporated in Gibraltar, and $500,000 from Archax Holdings Ltd., a company incorporated in the United Kingdom. The Company then sold all of the equity shares to Wave Sync for a total of $750,000. Montis Digital Limited and Archax Holdings Ltd. are not related parties of the Company. The Company and Wave Sync have common chief financial officer, Mr. Hon Man Yun.

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

Due from related parties:

As of December 31, 2021, the Company has $0 related party receivables and $0 due to advances made on behalf of related parties.

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

Due to related party:

As of December 31, 2021, the Company has related party payables of $100 due to Mr. Warren Wang the chief executive officer of the Company, who lend funds for the Company’s operations. The payables are unsecured, non-interest bearing and due on demand.

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

NOTE 10. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as contribution was made. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts for such contributions were approximately $0, $0, and $140,149 for the years ended December 31, 2021, 2020, and 2019, respectively.

NOTE 11. STOCKHOLDERS’ EQUITY

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

On September 16, 2021, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which the Company agreed to sell for an aggregate purchase price of $2,700,000, an aggregate of 630,000 ordinary shares, par value $0.005 (“Ordinary Shares”) of the Company and a pre-funded warrant (the “Warrant”) to purchase 650,000 Ordinary Shares (the “Securities Purchase”). The closing of the Securities Purchase will be subject to customary closing conditions. The net proceeds from the Securities Purchase, after expenses, will be approximately $2.6 million, of which $1.5 million will be used to fund a loan to Fr8App (the “Fr8App Loan”) evidenced by a promissory note issued by Fr8App to the Company dated September 16, 2021 (the “Promissory Note”). In connection with the Fr8App Loan, Fr8App also issued the Company a warrant (the “Fr8App Warrant”) to purchase certain securities of Fr8App in an aggregate value of $2,700,000. The Company agreed to assign the Fr8App Warrant it received from Fr8App thereunder to ATW and executed a Warrant Assignment Agreement on the same date. The effectiveness of the Fr8App Loan and the Fr8App Warrant is contingent on the closing of the Securities Purchase by ATW. The Securities Purchase was consummated on September 28, 2021.

Pursuant to the terms and provisions of the Purchase Agreement, the Warrant was paid in full amount and same as offering price of the Ordinary Shares. On February 14, 2022, the 650,000 Ordinary Shares have been issued for the effectiveness of the Warrant.

The warrants issued in the private placement described above are exercisable for a fixed number of shares, and are classified as equity instruments under ASC 815-40-25-10. The Company accounted for the warrants issued in the private placement based on the fair value method under ASC Topic 505, and the fair value of the warrants was calculated using the Black-Scholes model under the following assumptions: estimated life of 5 years, volatility of 99.91%, risk-free interest rate of 1.02% and dividend yield of 0%. No estimate of forfeitures was made as the Company has a short history of granting options and warrants. The fair value of the warrants issued to investors at grant date was $3,312,887.04.

Grant date	September 28, 2021
Share price at date of grant	$5.26
Exercise price at date of grant	$0.001
Volatility	99.91%
Warrant life	5 years
Dividend yield	0%
Risk-free interest rate	1.02%
Average fair value at grant date	$5.26

The following is a summary of the warrant activity for the year ended December 31, 2021:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding at January 1, 2021	-	-	-
Exercisable at January 1, 2021	-	-	-
Granted	650,000	0.001	5.00
Exercised/surrendered	(499,751)	0.001	4.75
Forfeited	-	-	-
Expired	-	-	-
Outstanding at December 31, 2021	150,249	$0.001	4.74
Exercisable at December 31, 2021	150,249	$0.001	4.74

NOTE 12. TAXATION

a)	Corporate Income Taxes

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

Hudson Capital Merger Sub I Inc. and Hudson Capital Merger Sub II Inc. are subject to franchise tax filing requirements in the State of Delaware.

HKIFS and HKSQ were incorporated in Hong Kong and does not conduct any substantial operations of its own. No provision for Hong Kong profits tax has been made in the financial statements as HKFS and HKSQ has no assessable profits for the years ended December 31, 2021, 2020 and 2019.

The HUSN’s PRC subsidiary, Yingxin Yijia, CIFS (Xiamen) Financial Leasing and its variable interest entities, Sheng Ying Xin and its subsidiaries being incorporated in the PRC, are governed by the income tax law of the PRC and are subject to PRC enterprise income tax (“EIT”). Effective from January 1, 2008, the EIT rate of PRC is 25%, and applies to both domestic and foreign invested enterprises. Kashgar Sheng Ying Xin, which was incorporated in Kashgar City, Xinjiang Autonomous Region in People’s Republic of China, is exempted from income tax from its inception to December 31, 2021 and is subject to a tax rate of 25% after December 31, 2021.

The components of the income tax expense are as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Current	$-	$-	$7,243
Deferred	-	-	-
Total	$-	$-	$7,243

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2021, 2020, and 2019 and the Company’s effective income tax expenses is as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
(Loss) before income taxes	$(2,145,530)	$(9,075,353)	$(61,988,515)
PRC statutory EIT rate	25%	25%	25%
Income tax (benefit) computed at statutory EIT rate	(536,383)	(2,268,838)	(15,497,129)
Reconciling items:
Valuation allowance	-	-	1,798,398
Effect of tax holidays	-	109,630	93,455
Temporary difference	536,383	2,133,790	13,369,701
Permanent difference	-	25,418	242,818
Income tax (benefit) expense	$-	$-	$7,243

b)	Deferred Taxes

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	As of December 31, 2021	As of December 31, 2020

Deferred income tax assets
Net operating loss carry forwards	$-	$-
Total Deferred income tax assets	-	-
Less: Valuation allowance	-	-
Net deferred income tax assets	$-	$-

	As of December 31, 2021	As of December 31, 2020
Deferred income tax liabilities
Intangible assets from business combination	$-	$-
Total deferred income tax liabilities	$-	$-

The Company’s NOL was mainly from the Company’s VIE and subsidiaries’ cumulative net operating losses (“NOL”) of approximately $149,536 and $252,483 as of December 31, 2021 and 2020, respectively. Management considers projected future losses outweighs other factors and made a full allowance of related deferred tax assets.

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

Taxes payable consisted of the following:

	As of December 31, 2021	As of December 31, 2020

Corporate income tax payable	$-	$805,117
Value added tax payable	-	202,395
Other surtaxes payable	-	45,737
Total	$-	$1,053,249

NOTE 13. (LOSS) EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted earnings per share:

	For the years ended December, 31
	2021	2020	2019
Numerator:
Net (loss)	$(2,145,530)	$(9,075,353)	$(61,995,758)
Denominator:
Weighted average number of common stock outstanding-basic and diluted	6,572,226	6,406,146	4,422,837	*
(Loss) per share – basic and diluted	$(0.33)	$(1.42)	$(0.85	)*

*	- The computation of basic and diluted share and EPS data was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

NOTE 14. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. As of December 31, 2021, 2020 and 2019, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located in Mainland China and Hong Kong, which management believes are of high credit quality.

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

Concentration of customers

There was no revenue for the year ended December 31, 2021. No customers have outstanding accounts receivable balances as of December 31, 2021.

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

NOTE 15. COMMITMENTS AND CONTINGENCIES

The following table sets forth the Company’s office lease commitment as of December 31, 2021:

Office Rental

Year ending December 31,
2022	$-

Total	$-

For the years ended December 31, 2021, 2020 and 2019, rental expenses under operating leases were approximately $112,100, $82,670, and $258,476, respectively.

For the year ended December 31, 2020, the Company has written back an accrued payroll for the Company’s VIEs amounting to $475,943 (RMB 3,105,476). There has been no claims from the relevant employees for over 2 years. Clause 27 of the Labor Dispute Mediation and Arbitration Law of the People’s Republic of China provides that a claimant has the right to claim his outstanding salaries within one year after termination of the employment. Notwithstanding the foregoing, the Company cannot assure that the claimants have not lodged their claim(s) and such claim(s) has/have been delivered to our VIEs. Accordingly, the Company may be exposed to a potential but unlikely claim for $475,943 (RMB 3,105,476).

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. The company is not currently involved in any such claims.

NOTE 16. RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIEs only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIEs in China are required to make annual appropriations of 10% of after-tax profits to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIEs included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIEs are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. As of December 31, 2021 and 2020, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s PRC subsidiary and VIEs that are included in the Company’s consolidated balance sheets, were $22,879,785 and $11,353,962, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiary and VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiary and VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

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

As of December 31, 2021 and 2020 there were approximately $17,228,887 and $16,976,571 accumulated losses in the aggregate, respectively, which were generated by our PRC subsidiaries and VIEs in Renminbi included in our consolidated balance sheets, aside from $22,879,785 and $11,353,962 of the paid-in capital and statutory reserve funds as of December 31, 2021 and 2020, that may be affected by increased restrictions on currency exchanges in the future and accordingly may further limit our PRC subsidiaries’ or VIEs’ ability to make dividends or other payments in U.S. dollars to us, in addition to the restricted net assets as of December 31, 2021 and 2020, respectively, as discussed above.

NOTE 17. REVERSE STOCK SPLIT

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

Also, see Significant events Note 18.

NOTE 18. SIGNIFICANT EVENTS

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

In a bid to strategically adjust our business to diversify into new business opportunities, on October 10, 2020, we entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), with Hudson Capital Merger Sub I, Inc., a Delaware corporation and our wholly-owned subsidiary (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware corporation and Merger Sub I’s wholly-owned subsidiary, Freight App, Inc. (formerly known as FreightHub, Inc.), a Delaware corporation (“Fr8 App”) and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8 App (the “Stockholders’ Representative”).

This Merger Agreement was terminated on December 13, 2021 after the Board determined it was in our best interest to change strategies. In its stead, a new merger agreement was entered into between, us, Merger Sub I, Fr8 App and the Stockholders’ Representative on December 13, 2021 (the “New Merger Agreement”). Under the New Merger Agreement, the Company acquires all the issued and outstanding securities of Freight App and assume Freight App as its direct, wholly–owned subsidiary.

On September 16, 2021, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which the Company agreed to sell for an aggregate purchase price of $2,700,000, an aggregate of 630,000 ordinary shares, par value $0.005 (“Ordinary Shares”) of the Company and a pre-funded warrant (the “Warrant”) to purchase 650,000 Ordinary Shares (the “Securities Purchase”). The closing of the Securities Purchase will be subject to customary closing conditions. The net proceeds from the Securities Purchase, after expenses, will be approximately $2.6 million, of which $1.5 million will be used to fund a loan to Fr8App (the “Fr8App Loan”) evidenced by a promissory note issued by Fr8App to the Company dated September 16, 2021 (the “Promissory Note”). In connection with the Fr8App Loan, Fr8App also issued the Company a warrant (the “Fr8App Warrant”) to purchase certain securities of Fr8App in an aggregate value of $2,700,000. The Company agreed to assign the Fr8App Warrant it received from Fr8App thereunder to ATW and executed a Warrant Assignment Agreement on the same date. The effectiveness of the Fr8App Loan and the Fr8App Warrant is contingent on the closing of the Securities Purchase by ATW. The Securities Purchase was consummated on September 28, 2021.

NOTE 19. SUBSEQUENT EVENTS

On February 9, 2022, Fr8App, ATW Opportunities together with certain existing stockholders of Fr8App (collectively, the “SPA Investors”) entered into an amended and restated Securities Purchase Agreement with the Company (the “A&R SPA”) pursuant to which the Company agreed to, among other things, issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 16,257,671 of the Company’s ordinary shares. These warrants will remain exercisable for a period of seven years after issuance. The exercise price of Series A, Series B, Series C and Series D Warrants are $1.50, $1.20, $0.75, and $1.125 per ordinary share, respectively, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

As part of the Merger, on February 9, 2022, the Company and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”), together with certain investors (collectively, the “PIPE Investors”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to the PIPE Investors an aggregate of 2,333,333 restricted Series B Preferred Shares along with Series A warrants to purchase 2,333,333 of the Company’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 upon closing of the Merger.

On February 14, 2022, a Certificate of Merger was filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby in accordance with the New Merger Agreement, Merger Sub I merged with and into Fr8 App, with Fr 8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company (the “Merger”). The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8 App after the Merger is in the form as agreed by the Company and Fr8 App.

On February 14, 2022, the 650,000 Ordinary Shares have been issued for the effectiveness of the Warrant.

On February 14, 2022, the Company entered into a Stock Sale and Purchase Agreement with Wave Sync Corp. for selling all shares of Hudson Capital USA Inc. to Wave Sync. Corp. for $1 and the transaction was closed at February 16, 2022. The Company effected a 2.2 for 1 reverse stock split on its Ordinary Shares as of trading beginning on February 15, 2022.

In order to focus on its core business as a North American transportation logistics technology platform company and improving operations, the Company has decided to divest any non-core, non-performing businesses and to sell its wholly-owned subsidiary, Hong Kong Internet Financial Services (“HKIFS”), to private investors. On March 30, 2022, the Company entered into a Buough and Sold Note with a private investor and executed an Instrument of Transfer to transfer its one (1) shall in its wholly-owned Hong Kong subsidiary, Hongkong Internet Financial Services Limited (“HKIFS”) to the private investor for HK$1.

The divestment of HKIFS will result in the Company departing from its legacy People’s Republic of China financial advisory business and shifting its priorities towards being situated in geographical locations of its core businesses. The sale of HKIFS was completed on March 30, 2022 and included all of the prior operations, obligations and commitments related to its Chinese operations. The Company expects immaterial financial effects from the sale outside of incurring minimal legal expenses to assemble and formalize the transaction. Following is Hudson’s structure following the sale of HKIFS:

Except for the above mentioned matters, no other material events are required to be adjusted or disclosed as of the report date of the consolidated financial statements.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4++	Amended and Restated Memorandum and Articles of Association of Hudson Capital Inc.

1.5#	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.
1.6####	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

3.1####	Certificate of Merger

4.1	Employment Agreement between the Company and its executive officers.

4.2	Lease Agreement dated November 1, 2021.

4.3†††	Form of Securities Purchase Agreement dated June 19, 2020

4.4†††	Placement Agent Agreement, dated June 19, 2020

4.5††††	Form of Securities Purchase Agreement dated July 29, 2020

4.6††††	Placement Agent Agreement, dated July 29, 2020

4.7#	Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 13, 2021

4.8#	Form of Pre-funded Ordinary Shares Purchase Warrant

108

4.9##	Amendment No. 1 to Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 15, 2021.

4.10##	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.11###	Oliveira Warrant dated December 29, 2021.

4.12###	Assignment of Securities Purchase Agreement dated December 29, 2021.

4.13###	Promissory Note dated December 29, 2021.

4.14###	Amendment No. 1 to Merger Agreement dated December 29, 2021.

4.15####	Assignment of Securities Purchase Agreement dated February 10, 2022.

4.16####	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.17####	Promissory Noted dated February 10, 2022.

8.1	Subsidiaries of the Registrant

10.1+	Form of Merger Agreement dated October 10, 2020 by and between Hudson Capital, Merger Sub I, Merger Sub II, FreightHub and Stockholders’ Representative and Amendment No. 1 to Merger Agreement dated October 10, 2020

10.2+++	Amendment No. 2 to Merger Agreement dated February 2, 2021.

10.3&	Amendment No. 5 to the Merger Agreement dated September 9, 2021.

10.4#	Termination Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Merger Sub II, Freight App and Stockholders’ Representative.

10.5#	New Merger Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Freight App and Stockholders’ Representative.

10.6#	2021 Equity Incentive Plan.

10.7####	Amended and Restated of Securities Purchase Agreement among Hudson Capital Inc., Freight App, Inc., ATW Opportunities Master Fund, L.P. and other parties named therein.

10.8####	Form of Series [A/B/C/D] Warrant.

10.9####	Securities Purchase Agreement between Hudson Capital Inc. and PIPE Investors.

10.10####	Form of Registration Rights Agreement.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

109

14####	Code of Ethics.

23.1	Consent report of Centurion ZD CPA & Co.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

# Previously filed with the Current Report on Form 6-K, filed with the SEC on December 14, 2021 and incorporated herein by reference.

## Previously filed with the Current Report on Form 6-K, filed with the SEC on December 17, 2021 and incorporated herein by reference.

### Previously filed with the Current Report on Form 6-K, filed with the SEC on December 30, 2021 and incorporated herein by reference.

#### Previously filed with the Current Report on Form 6-K, filed with the SEC on February 11, 2022 and incorporated herein by reference.

#### Previously filed with the Current Report on Form 6-K, filed with the SEC on February 14, 2022 and incorporated herein by reference.

& Previously filed with the Current Report on Form 6-K, filed with the SEC on September 28, 2021 and incorporated herein by reference.

110

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUDSON CAPITAL INC.

By:	/s/ Javier Selgas
Name:	Javier Selgas
Title:	Chairman and Chief Executive Officer

Date: April 29, 2022

111