Form 20-F/A
period 2021-12-31
Freight Technologies, Inc.
filed 2022-07-20
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

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

FREIGHT TECHNOLOGIES INC.
(F/K/A HUDSON CAPITAL INC.)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (this “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2021 of Freight Technologies, Inc. (formerly known as Hudson Capital Inc.)(the “Company”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022 (the “Original Form 20-F”). The Company is filing this Amendment solely to include the financial statements and related notes of Freight App, Inc. and the audit report of UHY LLP relating thereto, as required by General Instruction E(c) and Instruction 1 to Item 8 of Form 20-F.

The Original Form 20-F is being further amended to include as exhibits: (i) audited financial statements of Freight App Inc. as of and for the years ended December 31, 2021 and 2020; (ii) the consent of UHY, LLP, the independent auditor of Freight App Inc. ; and (iii) certifications by the Company’s Chief Executive Officer and Chief Financial Officer.

Other than as required to reflect the amendment discussed above, this Amendment does not, and does not purport to, amend, update or restate any other information in the Original Form 20-F, or reflect any events that have occurred after the filing of the Original Form 20-F.

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

All $ Numbers (US$’000’s)	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue
- Third parties	$-	$0.6	$1,366.4
- Related parties	-	-	-
Total revenue	-	0.6	1,366.4

Cost of revenues	-	-	0.1
Gross profit	-	0.6	1,366.3

Operating expenses
Selling and marketing expenses	-	10.7	100.5
General and administrative expenses	2,495.3	4,123.1	1,893.5
Research & Development Expense	-	-	-
Donation expenses	-	-	-
Total Operating expenses	2,495.3	4,133.9	1,994.0
(Loss) income from operations	(2,495.3)	(4,133.2)	(627.7)

Other income (expenses)
Interest income on bank deposit	0.0	0.0	0.7
Loss on disposal of a subsidiary
Other income (expenses)	349.0	38.9	(5,611.5)
Interest income from loans to third parties	0.8	365.0	2,191.6
Impairment loss on loans to third parties and property and equipment	-	(5,346.0)	(57,941.7)
Total other (expenses) income, net	(2,145.5)	(4,942.1)	(61,360.9)

(Loss) Income before income tax expenses	(2,145.5)	(9,075.4)	(61,988.5)
Income tax (benefit) expenses	-	-	7.2
Net (loss) income	$(2,145.5)	$(9,075.4)	$(61,995.8)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	558.0	2,686.4	(365.3)
Comprehensive (loss) Income	$(1,587.5)	$(6,389.0)	$(62,361.0)

Weighted average number of shares, basic and diluted	6,574,226	6,406,146	4,422,837 *
(Loss) earnings per share, basic and diluted	$(0.33)	$(1.42)	$(14.02)*

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive.

The following table presents the selected consolidated financial information for Fr8App.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020	2019
	(Audited)	(Audited)	(Audited)
Net revenue	$21,474,151	$9,205,941	$4,179,845
Cost of revenue	19,558,807	8,411,570	3,848,776
Compensation and employee benefits	3,712,325	2,212,407	1,559,278
Sales and marketing	91,657	23,622	130,641
General and administrative	2,618,126	2,737,184	1,047,551
Depreciation and amortization	302,100	531,027	659,961
Other expenses	(3,351,677)	(1,119,056)	(428,683)
Loss from operations	(8,160,541)	(5,828,925)	(3,495,045)
Income tax provision	40,264	23,051	9,981
Change in redemption value of preferred stock	-	(912,687	-
Net loss attributable to common stockholders	(6,764,663)	(6,764,663)	(3,505,026)
Other comprehensive gain (loss)	(50,541)	2,159)	(1,529)
Comprehensive loss	$(8,251,345)	$(5,849,817)	$(3,506,555)

Income (loss) per ordinary share attributable to the Company
Basic and diluted	$(0.61)	$(0.85)	$(37.28)
Weighted average ordinary share outstanding
Basic and diluted	13,500,265	7,953,545	94,055

BALANCE SHEET

	As of December 31,
	2021	2020	2019
	(Audited)	(Audited)	(Unaudited)
Current assets	$8,521,300	$6,112,335	$1,438,918
Total assets	9,288,660	6,604,957	2,239,071
Current liabilities	18,260,152	3,847,061	1,452,720
Long term liabilities	-	3,904,912	8,119,704
Share capital	152	144	11
Total stockholder’s deficit	$(8,971,492)	$(1,147,016)	$(7,333,353)

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Other income/expenses (which include interest expenses) for the year ended December 31, 2020 decreased by $5,103.7 to $38.9 of other income from $5,611.5 of other expenses in the year ended December 31, 2019 due to $4,857.2 of previously accrued payroll over 2 years in 2020.

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

FR8APP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus/proxy statement. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” and elsewhere in this prospectus/proxy statement. Please note that all dollar amounts in this section are stated in thousands of US Dollars.

Company Overview

Fr8App was founded in 2015 as a Delaware corporation. Fr8App believes it is the first digital commercial freight-matching broker to offer 3PL while targeting the domestic Mexican and the cross-border Mexico-U.S.-Canada markets (“Target Markets”). Fr8App serves cross-border traffic across the Mexico-U.S. borders, the U.S.-Canada border, and domestic shipments within each of these three countries, with a primary focus on full truck-load freight. Its cutting-edge cloud-based Portal and Platform were designed to connect in real-time parties having commercial transportation needs.

Fr8App has created a free online commercial freight marketplace and mobile application platform that allow for automating the connection of carriers offering freight transportation services and shippers requiring transportation services. Fr8App’s platform solution and mobile application allow trucking companies to secure transportation for their goods within the palm of their hands and in real-time, assigning their transportation needs to capable drivers instantaneously, with the click of a button. Fr8App’s cutting-edge cloud-based online portal and mobile platform were designed to simplify connections between parties requiring transportation and those offering transportation services, all the while increasing efficiencies, reducing costs and increasing revenue for shippers and carriers. Each of our portal and platform are offered in English and Spanish. We have created and offer to the market specialized technology that helps facilitate supply chain visibility, operation, reliability and sustainability.

Trends

Fr8App believes the growing interest in digital freight matching platforms shows that traditional 3PL providers recognize the sweeping technological shifts in the industry and is ready to offer solutions to market participants. During the six months marking the second and third quarters of 2020, the industry has seen severe swings due to the volatility of global and domestic supply chains in light of significant market distortions resulting from the global pandemic caused by the virus known as COVID-19. This supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity which is available in a digital marketplace and facilitated by software portals and platforms. Fr8App believes the supply chain will continue to evolve into a more digital platform. As it does so, Fr8App believes digital brokers, like Fr8App can play an integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

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

Results of Operations

Comparison of the Years Ended December 31, 2021, December 31, 2020 and December 31, 2019

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

($’000’s)

	For year ended				For year ended
	Dec 31 2021	Dec 31 2020	Inc/(Dec)%		Dec 31 2020	Dec 31 2019	Inc/(Dec)%
Revenue
Revenue	21,474	9,206	12,268	133.3%	9,206	4,180	5,026	120.2%
Cost and Expense
Cost of revenue (exclusive of depreciation shown separately below)	19,559	8,412	11,147	132.5%	8,412	3,849	4,563	118.6%

Compensation and employee benefits	3,712	2,212	1,500	67.8%	2,212	1,559	653	41.9%
General and administrative	2,618	2,737	(119)	-4.3%	2,737	1,047	1,690	161.3%
Sales and marketing	92	24	68	283.0%	24	131	(107)	-81.9%
Depreciation and amortization	302	531	(229)	-43.1%	531	660	(129)	-19.5%
Total cost and expenses	26,283	13,916	12,367	88.9%	13,916	7,246	6,670	92.1%

Operating loss	(4,809)	(4,710)	(99)	2.1%	(4,710)	(3,066)	(1,644)	53.6%

Other income and (expenses)
Interest expense, net	(1,136)	(334)	(802)	240.0%	(334)	(429)	95	-22.0%

Other income and (expenses)	(2,216)	(785)	(1,431)	182.3%	(785)	-	(785)	n/a
Total other income (expense)	(3,352)	(1,119)	(2,233)	199.5%	(1,119)	(429)	(690)	161.0%

Loss before income taxes	(8,161)	(5,829)	(2,332)	40.0%	(5,829)	(3,495)	(2,334)	66.8%

Income tax expense	40	23	17	73.9%	23	10	13	130.0%

Net loss	(8,201)	(5,852)	(2,349)	40.1%	(5,852)	(3,505)	(2,347)	67.0%

Change in redemption value of preferred stock	-	(913)	913	100.0%	(913)	-	(913)	n/a
Net loss attributable to common stock holders	(8,201)	(6,765)	(1,436)	21.2%	(6,765)	(3,505)	(3,260)	93.0%
Foreign translation adjustment	(50)	2	(52)	-2,600%	2	(2)	4	-200%
Comprehensive Income (Loss)	(8,251)	(5,850)	(2,401)	41.0%	(5,850)	(3,507)	(2,343)	66.8%

Revenues

Fr8App’s revenues grew to $21,474 for the year ended December 31, 2021 from $9,206 for the year ended December 31, 2020, an increase of $12,268 and 133.3% on year-over-year basis. This year-over-year increase in the year ended December 31, 2021 shows the impact of Fr8App’s restructuring in early 2020 including the incorporation of a new executive management team, the development and growth of key repeat shipper clients over the time periods compared, and the effects from a more highly trained and focused salesforce in early 2021 versus that in place in early 2020. The increase in year-over-year performance was also due to a more favorable environment in 2021 as restrictions related to the COVID pandemic began to abate relative to those in place in 2020. Cross border freight as the US-MX border during the fourth quarter of 2021 is estimated to have increased by over 11% in relation to cross border freight in the fourth quarter of 2020.

Fr8App’s revenues grew to $9,206 for the year ended December 31, 2020 from $4,180 for the year ended December 31, 2019, an increase of $5,026 and 120.2% on year-over-year basis. This year-over-year increase in the year ended December 31, 2020 show the impact of Fr8App’s new product offerings on its revenue growth and the effects from a more highly trained and focused salesforce as Fr8App shifted its target client base away from broker clients and focused more directly towards shipper clients.

Costs of Revenue

Similar to the pattern seen in revenues, Fr8App’s cost of revenue, exclusive of depreciation and amortization, grew to $19,559 for the year ended December 31, 2021 from $8,412 for the year ended December 31, 2020, an increase of $11,147 and 132.5% on a year-over-year basis. This year-over-year increase moves in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic and in the traffic mix itself from quarter-to-quarter and year-to-year. We also had some pressure on costs in the latter part of 2021 as the US economy appeared to return to a more normal level of activity following the significant declines from the COVID-pandemic. Freight levels towards the end of 2021 in our segment were reaching all-time highs and led to some strains on capacity. For instance, average diesel fuel prices increased nearly 15% in the first half of 2021 relative to the first half of 2020. This compares to an increase of approximately 43% in the second half of 2021 relative to the first half of 2020. As this trend continues, we expect our margins to compress in the near term until some stability returns to these key markets for the industry.

In parallel with the increase in revenues, Fr8App’s cost of revenue grew to $8,412 for the year ended December 31, 2020 from $3,849 for the year ended December 31, 2019, an increase of $4,563 and 118.6% on a year-over-year basis. This year-over-year increase in the year ended December 31, 2020 moves in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic from quarter-to-quarter and year-to-year.

Compensation and Employee Benefits

Fr8App’s compensation and employee benefits expenses were $3,712 for the year ended December 31, 2021 compared to $2,212 for the year ended December 31, 2020, which was a $1,500 or 67.8% increase on a year-over-year basis. Fr8App anticipates that its compensation and employee benefits expenses will continue to increase on a year-over-year basis as we continue to invest in the expansion of our sales force (both shipper and carrier) and in the support staff required for the company to operate as a publicly-traded company, albeit at a lesser rate than our expected increase in revenues. We also incorporated some variable compensation plans during early 2021 to incentivize management and staff efforts and activities in mid-2021. Total employees at the end of 2021 were 90.

Fr8App’s compensation and employee benefits expenses were $2,212 for the year ended December 31, 2020 compared to $1,559 for the year ended December 31, 2019, which was a $653 or 41.9% increase on a year-over-year basis. Fr8App anticipates that its compensation and employee benefits expenses will continue to increase as we continue to invest in the expansion of our sales force and the support staff required for the company to operate as a publicly-traded company, albeit at a lesser rate than our expected increase in revenues. Total employees at the end of 2020 were 69.

General and Administrative

General and administrative expenses were $2,618 for the year ended December 31, 2021 compared to $2,737 for the year ended December 31, 2020, which was a decrease of $119 or 4.3%. The decrease in expenses for the year ended December 31, 2021 is due to the incurrence of consulting services and employee termination expenses during 2020 as the company worked towards establishing its new strategic direction and terminated the then existing executive team in favor of the team in place today. Savings in consulting services and termination fees were offset by increases in legal fees, advisory fees and accounting fees and third-party software fees on a year-over-year basis. We expect our general and administrative expenses to continue to increase as the company becomes a publicly traded company in 2022 and the anticipated growth in the underlying business itself.

General and administrative expenses were $2,737 for the year ended December 31, 2020 compared to $1,047 for the year ended December 31, 2019, which was an increase of $1,690 or a 161.3% increase. The increase in expenses for the year ended December 31, 2020 is due to payment of additional expenses for consulting, accounting and legal fees in preparation for Fr8App’s repositioning and in the executive termination fees incurred in 2020.

Sales and Marketing

Sales and marketing expenses were $92 for the year ended December 31, 2021 compared to $24 for the year ended December 31, 2020, which was an increase of $68 or a 288.0% increase. The increase in marketing expenses in 2021 should continue on a similar albeit lower increasing trend and is consistent with our design and branding efforts during 2021 which are now developed towards more targeted efforts aimed at specific shippers and carriers fitting with the company’s sectors where we offer higher levels of value-added services and support to our clients, compared to less targeted efforts in the past.

Sales and marketing expenses were $24 for the year ended December 31, 2020 compared to $131 for the year ended December 31, 2019, which was a decrease of $107 or a 81.9% decrease. The decrease in marketing expenses in 2020 is consistent with our refocusing of sales efforts during 2020 towards more targeted efforts aimed at specific shippers and carriers fitting with the company’s target profile compared to less targeted efforts in the past.

Depreciation and Amortization

Depreciation and amortization expense represents the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to Fr8App’s fixed assets. This expense decreased to $302 for the year ended December 31, 2021, from $531 for the year ended December 31, 2020, a decrease of $229 or 43.1% on a year-over-year basis. This expense pattern is consistent with the levels of investment in Fr8App’s software and its fixed assets over time as these decreased by nearly 45.0% on a year-over-year basis during 2020 relative to the year before. Investments in software increased 2021 by approximately 106.6% over the 2020 level, so we anticipate this expense to stabilize or increase marginally during 2022.

Depreciation and amortization expenses decreased to $531 for the year ended December 31, 2020, from $660 for the year ended December 31, 2019, a decrease of $129 or 19.5% on a year-over-year basis. This expense pattern is consistent with the levels of investment in Fr8App’s software and its fixed assets over time as these decreased by approximately 45.0% on a year-over-year basis.

Other income and expenses

During the year ended December 31, 2021, other income and expense represents losses on warrants issued in relation to debt and related change in fair value of the warrants outstanding after issue, gains and losses from debt settlement and interest expenses incurred by Fr8App’s debt facilities over the course of the year, offset by a minimal amount of interest income.  During the year ended December 31, 2021, Fr8App incurred a loss on the issuance of private warrants for approximately $2,829 and a change in fair value of the warrant liabilities for $497, a gain in the loss from extinguishment of debt amounting to $116, and net interest expense of $1,136. The notes payable and warrants and related accounting treatment are more fully described in Notes 12 and 17, respectively, of our consolidated financial statements. The additional net interest expense for the year ended December 31, 2021 was due to a higher amount of debt outstanding, including convertible debt, over the year-ago period.

During the year ended December 31, 2020, Fr8App recognized a loss from settlement of convertible notes outstanding at the time for $785 and net interest expense of $334. Interest expense decreased to $334 for the year ended December 31, 2020, from $428 for the year ended December 31, 2019, a decrease in expenses of $95 or 22.0%. This decrease was due to settlement of convertible notes and relatively lower overall levels of debt in the year ended December 31, 2020 versus a similar prior year period.

Net Loss

Fr8App’s net loss for the year ended December 31, 2021 increased from $8,201 from $5,852 for the year ended December 31, 2020 or by $2,349 or 40.1% on a year-over-year basis, as a result of the items described above.

Fr8App’s net loss for the year ended December 31, 2020 increased to $5,852 from $3,505 for the year ended December 31, 2019 or by $2,347 or 67.0% on a year-over-year basis as a result of the items described above.

Liquidity and Financial Position

Fr8App has historically met its cash needs through a combination of cash flows from operating activities, term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity. Fr8App’s cash requirements are generally for operating activities and debt repayments. Fr8App funded its early operations with a combination of debt and equity and we have recently positioned the company to operate on a go-forward basis with a minimal amount of long-term debt. Fr8App’s net notes payable in the amount of $8,120 at December 31, 2019 were converted into equity during the year ended December 31, 2020. Fr8App’s Warrant Liability of $4,951 and current Notes Payable of $7,858 at December 31, 2021 were converted to equity at the Merger in February 2022. Fr8App raised a total of $4,866 in convertible notes during 2020 and an additional $3,609 in convertible notes during 2021. We also received net proceeds at the closing of the Merger in the amount of approximately $3,500 million and continue to incur short-term debt over the near-term that is collateralized by our accounts receivable. Fr8App expects it will maintain its short-term debt facility with a third party to continue to support ongoing operations.

Our accounts receivable and unbilled receivable balances at December 31, 2021 grew by 59.1% on a year-over-year comparative basis, which is consistent with the increase in revenues over the periods compared. Fr8App’s accounts payable, short-term borrowings and accrued expenses have also increased at a rate of 26.4% on a year-over-year comparative basis, also in line with the increase in operating levels over the time periods compared. At December 31, 2021, Fr8App has an accumulated net capital deficit of $8,971, no long-term debt, and a working capital deficit of $9,739. All of the convertible notes payable and warrant liabilities converted to equity at the time of the Merger. At December 31, 2020, Fr8App had an accumulated net capital surplus of $2,265, net convertible notes payable of $3,790 and a paycheck protection program (“PPP”) loan for $115. The PPP loan was forgiven during the course of the 2021 calendar year.

In March 2019, we initially secured a revolving line of credit that it used to assist with managing our working capital. The maximum principal amount that may be drawn under the line of credit was $3 million at December 31, 2021 and was increased since then to $5 million. The initial maturity date on this facility was March 7, 2020 and it has since been extended by mutual written consent of the lender and Fr8App to a maturity date of July 31, 2023. As of December 31, 2021 the amount drawn under this facility was $1,732.

Cash flows (‘000’s)

Comparison of the Years ended December 31, 2021, December 31, 2020 and December 31, 2019

The following table summarizes our sources and uses of cash for the years ended December 31, 2021, December 31, 2020 and December 31, 2019:

	Years Ended December 31,
	2021	2020	2019
Net cash used in operating activities	(5,930)	(3,413)	(2,328)
Net cash used in investing activities	(470)	(228)	(414)
Net cash provided by financing activities	6,833	6,092	2,326
Net effect of exchange rates on cash	(47)	(1)	(1)
Net increase (decrease) in cash and cash equivalents	386	2,450	(417)

Cash flows used in Operating Activities

Net cash used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by operating activities to be our primary use of funds for the foreseeable future as the Company continues to fund its growing operations.

Net cash flows used in operating activities is derived by adjusting our net loss for:

● non-cash operating items such as depreciation and amortization, stock-based compensation and other non-cash income or expenses;

● changes in operating assets and liabilities reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations as well as any losses from extinguishment of debt or changes in value of preferred stock.

For the year ended December 31, 2021, net cash used in operating activities was $5,930. The $5,930 of net cash used in operating activities consisted of a net loss of $8,201  adjusted for non-cash charges related to valuation of a warrant liability for $2,331, non-cash charges of $1,444, net changes in our net operating assets and liabilities amounting to $1,383 and interest accrued on long term borrowings and a gain on extinguishment of debt of $115. The non-cash charges primarily consisted of amortization of costs and interest accruals on convertible notes of $906  and of $302 for depreciation and amortization. The cash required to fund the change in our net operating assets and liabilities was primarily due to increases in accounts receivable of $1,527 and prepaid and other assets of $592 offset by an increase in accounts payable and accrued expenses of $730. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall increase in business activities relative to earlier periods.

For the year ended December 31, 2020, net cash used in operating activities was $3,413. The $3,413 of net cash used in operating activities consisted of a net loss of $5,852 adjusted for non-cash compensation for services received of $1,271, non-cash charges totaling $932, a loss from extinguishment of debt of $785 and a net change in our net operating assets and liabilities of $548. The non-cash charges primarily consisted of $531 for depreciation and amortization, $240 for charges in interest or amortization of costs on convertible debt and $161 in share-based compensation. The change in our net operating assets and liabilities was primarily due to an increase in accounts receivable of $1,736 and prepaid expenses of $469, offset by an increase in payables and accrued expenses of $1,656. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall increase in business activities over the time periods compared.

For the year ended December 31, 2019, net cash used in operating activities was $2,328. The $2,328 of net cash used in operating activities consisted of a net loss of $3,505 adjusted for non-cash compensation expenses including payment for services received of $732 issuance of non-voting common shares for $308, and a net change in our net operating assets and liabilities of $136. The non-cash charges primarily consisted of $660 for depreciation and amortization, $57 for charges in interest or amortization of costs on convertible debt and $15 in share-based compensation. The change in our net operating assets and liabilities was primarily due to an increase in accounts receivable of $312 and prepaid expenses of $56, offset by an increase in payables and accrued expenses of $607. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall increase in business activities over the time periods compared.

Cash flows used in Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was $470. The cash flow used was driven by investment in software development and purchases of equipment.

For the year ended December 31, 2020, net cash used in investing activities was $228. The cash flow used was driven by investment in software development.

For the year ended December 31, 2019, net cash used in investing activities was $414. The cash flow used was driven by investment in software development.

Cash flows provided by Financing Activities

For the year ended December 31, 2021, net cash provided by financing activities was $6,833. The cash flow provided was driven primarily by proceeds from convertible notes of $3,609, proceeds from notes payable of $2,620, a net draw on borrowing facilities for $432 and proceeds from the exercise of warrants for $191.

For the year ended December 31, 2020, net cash provided by financing activities was $6,092. The cash flow provided was driven primarily proceeds from convertible notes of $4,866, a net repayment on borrowing facilities for $672, proceeds from the exercise of warrants for $439, and proceeds from a PPP loan of $115.

 For the year ended December 31, 2019, net cash provided by financing activities was $2,326. The cash flow provided was driven primarily proceeds from convertible notes of $2,050, a net draw on borrowing facilities for $270.

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

Name of Beneficial Owner[1]	Number of Shares	% of Class

Five Percent Holders

ATW Opportunities Master Fund, L.P.[2] 17 State Street, 2100, New York, NY 10004	17,010,598	71.9%

ATW Master Fund II, L.P.[2] 17 State Street, 2100, New York, NY 10004	3,607,428	33.3%

PX Global Advisors LLC, [3] 19 West 44th Street Suite 1001, New York, NY 10036	1,140,000	15.8%

SPAChub Global, LLC[4] 86 Calle Cervantes 10 B, San Juan, PR 00807	909,091	12.6%

Chardan Capital Markets LLC[5] 17 State Street, 2130, New York, NY 10004	878,788	19.5%

Directors and Named Executive Officers[6]:

Javier Selgas[7]	288,873	3.8%
Mike Flinker[7]	101,106	1.4%
Luisa Irene Lopez Reyes[7]	39,590	0.5%
Paul Freudenthaler[7]	245,542	3.3%
Nicholas H. Adler[8]	13,333	0.2%
William Samuels[8]	13,333	0.2%
Marc Urbach[8]	7,778	0.1%
All Directors and Executive Officers as Group	709,555	9.0%

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

(4) SPAChub Global, LLC, a limited liability company organized and existing under the laws of Puerto Rico owns 909,091 ordinary shares. SPAChub Global, LLC’s sole shareholder, director and officer is Suying Liu.

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

117

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

*	-	The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

See notes to the consolidated financial statements

HUDSON CAPITAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019

Revenue
- Third parties	$-	$618	$1,366,417
- Related parties	-	-	-
Total revenue	-	618	1,366,417

Cost of revenues	-	-	123
Gross profit	-	618	1,366,294

Operating expenses
Selling and marketing expenses	-	10,748	100,460
General and administrative expenses	2,495,308	4,123,108	1,893,499
Research & Development Expense	-	-	-
Donation expenses	-	-	-
Total Operating expenses	2,495,308	4,133,856	1,993,959
(Loss) income from operations	(2,495,308)	(4,133,238)	(627,665)

Other income (expenses)
Interest income on bank deposit	5	14	666
Loss on disposal of a subsidiary
Other income (expenses)	349,023	38,870	(5,611,484)
Interest income from loans to third parties	750	365,000	2,191,631
Impairment loss on loans to third parties and property and equipment	-	(5,345,999)	(57,941,663)
Total other (expenses) income, net	349,778	(4,942,115)	(61,360,850)

(Loss) Income before income tax expenses	(2,145,530)	(9,075,353)	(61,988,515)
Income tax (benefit) expenses	-	-	7,243
Net (loss) income	$(2,145,530)	$(9,075,353)	$(61,995,758)
Other comprehensive (loss) income
Foreign currency translation (loss) gain	557,986	2,686,394	(365,258)
Comprehensive (loss) Income	$(1,587,544)	$(6,388,959)	$(62,361,016)

Weighted average number of shares, basic and diluted	6,572,226	6,406,146	4,422,837 *
(Loss) per share, basic and diluted	$(0.33)	$(1.42)	$(14.02)*

*	-	The number of shares outstanding was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive.

See notes to consolidated financial statements

HUDSON CAPITAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(2,145,530)	$(9,075,353)	$(61,995,758)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,201	1,179	62,358
Deferred taxes	-	-	1,790,260
Loss on disposal of fixed assets	942	-	-
Impairment loss on loans to third parties	-	4,800,000	56,242,596
Impairment loss on fixed assets	-	-	-
Changes in operating assets and liabilities:	-	-	-
Accounts receivable	-	7,264	(1,450,857)
Other receivables	49,409	541,541	2,782,583
Prepayments	(17,859)	7,577	23,842
Due from related parties	(276,385)	73,026	389,337
Long-term office rental deposit	-	-	-
Accrued payroll	(168,016)	(453,467)	80,431
Other payables and accruals	(122,118)	42,901	(78,971)
Tax payable	(1,053,249)	67,054	202,515
Accounts Payable	-	-	-
Other Assets	-	-	-
Long-term prepayment	3,031	1,549	3,705
Estimated Liabilities	(1,127,945)	168,064	971,268
Advance from customers	-	-	(94,688)
Net cash (used in)/provided by operating activities	(4,854,519)	(3,818,665)	(1,071,379)

Cash flows from investing activities:
Purchases of property and equipment	(5,374)	(108,095)	-
Loans to third parties	(2,450,000)	-	(200,000)
Collection of loans to third parties	-	-	-
Proceeds on disposal of fixed assets	100,000	-	-
Net cash (used in)/provided by investing activities	(2,355,374)	(108,095)	(200,000)

Cash flows from financing activities:
Proceeds from related party	-	-	(31,201)
Repayment to a related party	-	-	-
Proceeds from shares and warrants placement (net of offering cost of $100,000 (2020: $222,000)	3,599,502	4,278,000	-
Net cash provided by/ (used in) financing activities	3,599,502	4,278,000	(31,201)
Effect of exchange rate changes on cash	557,416	2,909,480	(262,681)
Net increase (decrease) in cash	(3,052,975)	3,260,720	(1,565,261)
Cash at beginning of year	3,274,287	13,567	1,578,828
Cash at end of year	221,312	3,274,287	$13,567
Supplemental disclosure of cash flow information
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-
Non- cash investing activities
Deferred offering costs	$-	$-	$-

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

Taxes payable consisted of the following:

	As of December 31, 2021	As of December 31, 2020

Corporate income tax payable	$-	$805,117
Value added tax payable	-	202,395
Other surtaxes payable	-	45,737
Total	$-	$1,053,249

NOTE 13. (LOSS) EARNINGS PER SHARE

The following table presents a reconciliation of basic and diluted earnings per share:

	For the years ended December, 31
	2021	2020	2019
Numerator:
Net (loss)	$(2,145,530)	$(9,075,353)	$(61,995,758)
Denominator:
Weighted average number of common stock outstanding-basic and diluted	6,572,226	6,406,146	4,422,837	*
(Loss) per share – basic and diluted	$(0.33)	$(1.42)	$(14.02	)*

*	- The computation of basic and diluted share and EPS data was adjusted retroactively for all period presented to reflect the 5 to 1 reverse stock split change which was effective on October 29, 2020.

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

FREIGHT APP, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended DECEMBER 31, 2021 AND 2020

freight APP inc. and subsidiary

F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Freight App, Inc. and Subsidiary

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Freight App, Inc. and Subsidiary (the “Company”) as of December, 2021 and 2020, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Liquidity

As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses, negative cash flows from operations, and historically has relied on equity and debt financings for the development of its product and funding of its operating expenses. Management’s evaluation of these conditions, as well as management’s plans to mitigate these matters are described in Note 2. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Merger with Hudson Capital, Inc.

As discussed in Note 1 to the consolidated financial statements, the Company’s merger with Hudson Capital, Inc. closed on February 14, 2022. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company’s auditor since 2020

Melville, New York

March 31, 2022

FREIGHT APP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2021	2020
ASSETS:
Current assets:
Cash and cash equivalents	$3,152,993	$2,766,491
Restricted cash in escrow	175,000	175,000
Accounts receivable, net	2,893,619	1,587,305
Accounts receivable – related party	-	24,010
Unbilled receivables	1,252,469	1,019,010
Prepaid expenses and other current assets	1,047,219	540,519
Total current assets	8,521,300	6,112,335

Intangible assets, net	7,985	8,797
Capitalized software, net	591,002	419,888
Property and equipment, net	53,449	56,119
Other long-term assets	107,106	-
Security deposits	7,818	7,818
Total assets	$9,288,660	$6,604,957

LIABILITIES AND STOCKHOLDERS’ DEFICIT:
Current liabilities:
Accounts payable	$2,112,318	$1,701,627
Accounts payable – related party	139,771	29,890
Accrued expenses	939,107	782,497
Short-term borrowings	1,731,881	1,300,015
Notes payable, net	446,774	-
Convertible notes payable, net	7,857,579	-
Warrant liabilities	4,951,306	-
Income tax payable	73,296	33,032
Insurance financing payable	8,120	-
Total current liabilities	18,260,152	3,847,061

Convertible notes payable, net – long term	-	3,790,212
Paycheck protection program – long term	-	114,700
Total liabilities	18,260,152	7,751,973

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT
Series A preferred stock, $.00001 par value, 30,050,652 shares authorized; 12,928,610 and 12,162,748 issued and outstanding at December 31, 2021 and 2020, respectively	129	122
Series seed preferred stock, $.00001 par value, 19,958 shares authorized; 12,175 issued and outstanding at December 31, 2021 and 2020	-	-
Common stock, $.00001 par value, 34,441,711 shares authorized; 1,284,970 voting and 80,000 non-voting issued and outstanding at December 31, 2021 and 1,204,985 voting 80,000 non-voting issued and outstanding at December 31, 2020	23	22
Additional paid-in capital	12,879,029	12,452,168
Accumulated deficit	(21,800,763)	(13,599,958)
Accumulated other comprehensive (loss) income	(49,910)	630
Total stockholders’ deficit	(8,971,492)	(1,147,016)
Total liabilities stockholders’ deficit	$9,288,660	$6,604,957

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT APP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2021	2020
Revenue	$21,474,151	$9,205,941
Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	19,558,807	8,411,570
Compensation and employee benefits	3,712,325	2,212,407
General and administrative	2,618,126	2,737,184
Sales and marketing	91,657	23,622
Depreciation and amortization	302,100	531,027
Total cost and expenses	26,283,015	13,915,810

Operating loss	(4,808,864)	(4,709,869)

Other expenses
Interest expense, net	(1,136,096)	(334,170)
Gain (loss) from extinguishment of debt	115,725	(784,886)
Loss on initial issuance of private warrants	(2,829,065)	-
Change in fair value of warrant liabilities (See Note 12)	497,759	-
Loss before provision for income taxes	(8,160,541)	(5,828,925)

Income tax expense	40,264	23,051

Net loss	$(8,200,805)	$(5,851,976)

Change in redemption value of preferred stock	-	(912,687)

Net loss attributable to common stockholders	$(8,200,805)	$(6,764,663)
Net loss per share attributable to common stockholders, basic and diluted	$(0.61)	$(0.85)
Weighted average number of common shares	13,500,265	7,953,545

Other comprehensive (loss) gain
Foreign currency translation	(50,540)	2,159

Comprehensive loss	$(8,251,345)	$(5,849,817)

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT APP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

	Stockholders’ Deficit
	Common Stock				Preferred Stock
	Voting Shares	Amount	Non-Voting Shares	Amount	Series Seed Shares	Amount	Series A Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
Balance, January 1, 2020	82,657	$10	80,000	$1	12,175	$-	-	$-	$416,147	$(7,747,982)	$(1,529)	$(7,333,353)
Issuance of preferred stock from conversion of convertible debt, net of issuance costs of $113,749(*)	-	-	-	-	-	-	11,355,248	114	10,726,429	-	-	10,726,543
Change in redemption value of preferred stock	-	-	-	-	-	-	-	-	(912,687)	-	-	(912,687)
Issuance of Series A1-A and A2 stock for exercise of warrants (**)	-	-	-	-	-	-	807,500	8	757,592	-	-	757,600
Issuance of common stock for exercise of stock options	1,753	-	-	-	-	-	-	-	438	-	-	438
Issuance of common stock in exchange of professional services	89,332	1	-	-	-	-	-	-	22,332	-	-	22,333
Issuance of common stock for issuance of convertible notes	1,031,243	10	-	-	-	-	-	-	242,209	-	-	242,219
Warrant issued in exchange of professional services	-	-	-	-	-	-	-	-	1,039,070	-	-	1,039,070
Share-based compensation	-	-	-	-	-	-	-	-	160,638	-	-	160,638
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	2,159	2,159
Net loss	-	-	-	-	-	-	-	-	-	(5,851,976)	-	(5,851,976)
Balance, December 31, 2020	1,204,985	21	80,000	1	12,175	-	12,162,748	122	12,452,168	(13,599,958)	630	(1,147,016)
Issuance of stock upon vesting of restricted stock awards	79,985	1	-	-	-	-	-	-	(1)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	235,404	-	-	235,404
Issuance of Series A2 preferred stock in connection with exercise of warants	-	-	-	-	-	-	765,862	7	191,458	-	-	191,465
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(50,540)	(50,540)
Net loss	-	-	-	-	-	-	-	-	-	(8,200,805)	-	(8,200,805)
Balance, December 31, 2021	1,284,970	$22	80,000	$1	12,175	$-	12,928,610	$129	$12,879,029	$(21,800,763)	$(49,910)	$(8,971,492)

The accompanying notes are an integral part of these consolidated financial statements.

(*)	Series A Preferred Shares were issued on May 14, 2020 and have been classified as mezzanine equity in the interim consolidated balance sheet at June 30, 2020 at their maximum redemption value due to Preferred A Shares being contingently redeemable upon the occurrence of an event that is outside of the issuer’s control. On December 31, 2020, the Company’s Certificate of Incorporation was amended, such that Company’s Preferred A Shares are no longer contingently redeemable upon the occurrence of an event that is outside of the issuer’s control and therefore the Series A Preferred Shares have been reclassified from mezzanine equity to permanent equity on December 31, 2020.
(**)	The warrants which are exercisable into Series A Preferred Shares were classified in preferred stock warrant liabilities in the consolidated balance sheet at June 30, 2020 due to Series A Preferred Shares holders’ control over the redemption of the shares. Due to the amendment of the Company’s certificate of incorporation on September 30, 2020 as described in the previous note, the warrants have been reclassified from warrant liabilities to additional paid-in capital as of December 31, 2020 (see also Note 18).

FREIGHT APP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(8,200,805)	$(5,851,976)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	302,100	531,027
Amortization of debt issuance costs and debt discount	592,874	39,150
Share-based compensation	235,404	160,638
Non-cash interest	313,404	43,813
Accrued interest expense converted to equity	-	156,918
Loss on initial issuance of private warrants	2,829,065	-
Change in fair market value of warrant liabilities	(497,759)	-
Professional services performed in exchanged for common stock	-	22,333
Professional services performed in exchange for warrants	-	1,248,421
(Gain) Loss from extinguishment of debt	(115,678)	784,886
Changes in operating assets and liabilities:
Accounts receivable	(1,309,208)	(849,094)
Unbilled receivables	(241,483)	(869,629)
Account receivable – related party	24,010	(17,410)
Prepaid expense and other assets	(591,520)	(468,726)
Security deposits	-	5,918
Accounts payable	416,494	959,764
Accounts payable – related party	109,881	29,890
Accrued expenses	163,223	637,864
Income tax payable	40,264	23,051
Net cash used in operating activities	(5,929,734)	(3,413,162)

Cash flows from investing activities:
Capitalization of software development costs	(457,874)	(193,644)
Purchases of property and equipment	(12,528)	(34,009)
Net cash used in investing activities	(470,402)	(227,653)

Cash flows from financing activities:
Proceeds from convertible notes	3,608,842	4,865,562
Proceeds from the exercise of warrants	191,457	439,500
Proceeds from stock option exercise	-	438
Proceeds from notes payable, net of discounts	2,620,000	-
Repayment of insurance financing payable	(18,946)	-
Payment of loan origination cost	-	(100,000)
Repayment of short-term borrowings	(19,273,922)	(7,047,920)
Proceeds from short-term borrowings	19,705,788	7,820,266
Proceeds from paycheck protection program loan	-	114,700
Net cash provided by financing activities	6,833,219	6,092,546

Net increase in cash and cash equivalents	433,083	2,451,731

Effect of exchange rate changes on cash	(46,581)	(876)

Cash, cash equivalents and restricted cash at beginning of the period	2,941,491	490,636
Cash, cash equivalents and restricted cash at end of the period	$3,327,993	$2,941,491

Supplemental disclosure of cash flow information
Cash paid for interest	$263,788	$83,605
Supplemental disclosure of non-cash activity
Conversion of convertible debt to preferred stock	$-	$9,175,289
Change in redemption value of preferred stock	$-	$912,687
Financing of insurance premiums	$27,066	$-
Debt discount in connection with note payable	$30,000	$-
Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$3,152,993	$2,766,491
Restricted cash in escrow	175,000	175,000
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$3,327,993	$2,941,491

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

General

Freight App, Inc. (“Freight App US”) (formerly known as “Freighthub, Inc.”), a Delaware corporation, was incorporated on October 26, 2015 for the purpose of arranging for pick-up, transport, and delivery of full truckload freight shipments. On January 18, 2019, Freight App Mexico S.A De C.V. (“Freight App Mexico”) (formerly known as “Freight Hub Mexico S.A. De C.V.”), a wholly owned subsidiary of Freight App Inc., was formed. On July 29, 2021, Freight App US and Freight App Mexico filed their name change. Freight App Inc., along with its wholly owned subsidiary, Freight App Mexico, are hereinafter referred to as the “Company”. The Company provides innovative digital freight matching technology that streamlines cross-border and domestic USA (from and to border cities) and domestic Mexico shipping, connecting shippers with a broad network of reliable carriers and drivers in Mexico, Canada, and the United States.

Merger

On October 10, 2020, the Company entered into an agreement and plan of merger with Hudson Capital, Inc. (“Hudson”), as amended on May 18, 2021. On December 13, 2021, the October 10, 2020 agreement and plan of merger was terminated and the Company entered into a new merger agreement (“Merger”) with Hudson and ATW Master Fund II, L.P., as the representative of the stockholders of the Company (the “Stockholders’ Representative”) by which Hudson acquires all the issued and outstanding securities of the Company and assume the Company as its direct, wholly–owned subsidiary.

The Merger closed on February 14, 2022 and a Certificate of Merger was filed with the Secretary of State for the State of Delaware, in accordance with the relevant provisions of Delaware Law.

As part of the Merger, on February 9, 2022, Hudson and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”), together with certain investors (collectively, the “PIPE Investors”) entered into a Securities Purchase Agreement pursuant to which Hudson agreed to sell and issue to the PIPE Investors an aggregate of 2,333,333 restricted Series B Preferred Shares along with Series A warrants to purchase 2,333,333 of the Hudson’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 upon closing of the Merger.

On February 9, 2022, the Company, ATW Opportunities together with certain existing stockholders of the Company (collectively, the “SPA Investors”) entered into an amended and restated Securities Purchase Agreement with Hudson (the “A&R SPA”) pursuant to which Hudson agreed to, among other things, issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 16,257,671 of Hudson’s ordinary shares. These warrants will remain exercisable for a period of seven years after issuance. The exercise price of Series A, Series B, Series C and Series D Warrants are $1.50, $1.20, $0.75, and $1.125 per ordinary share, respectively, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

All of the Company’s convertible notes were converted in February 2022 into Hudson’s equity in their entirety as a result of the Merger.

All shares of common stock, preferred stock, series seed, warrants and stock options of the Company issued and outstanding immediately prior to the merger were cancelled and converted into equivalent Hudson’s securities at an exchange ratio estimated at 1 to 1.26855 (“Exchange Ratio”). Upon the closing of the transaction, the Company shareholders own 81.1% of the combined company on a non-diluted basis.

The recent global pandemic outbreak, or COVID-19, continues to adversely impact commercial activity, globally and in the United States, and has contributed to significant volatility in financial markets. The outbreak could have a continued adverse impact on economic and market conditions, including business and financial services disruption. As of the date these consolidated financial statements were available to be issued, the effects of impact are unknown and the Company will continue to monitor the potential impact of COVID-19 on the Company’s consolidated financial statements.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 2 – LIQUIDITY

The accompanying consolidated financial statements do not include any adjustments or classifications that may result from the possible inability of the Company to continue as a going concern. The accompanying consolidated financial statements have been prepared on a basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements as of the year ended December 31, 2021, the Company has an accumulated deficit of $21,800,763 and working capital deficit of $9,738,852. At December 31, 2021, the Company had total debt of $12,359,531 and $3,152,993 of unrestricted cash on hand. The Company has historically met its cash needs through a combination of term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities.

The Company believes cash on hand and proceeds from the PIPE Investors as part of the Merger will allow the Company to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for doubtful accounts, valuation of share-based compensation and warrants, fair value of the company’s stock, accrued expenses, useful lives of internally developed software and property and equipment, whether an arrangement is or contains a lease, the discount rate used for operating leases, fair value of financial instruments and warrant liabilities, income tax accruals and the valuation allowance for deferred income taxes. The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase and generally include money market accounts.

Concentrations of Credit Risk

The Company maintains cash accounts with various financial institutions. At times, balances in these accounts may exceed federally insured limits. Accounts at each institution within the United States (“US”) are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Additionally, a portion of the Company’s cash is deposited in non-US accounts. The funds are held with financial intuition that offer deposit insurance and bear specific country and regional risks. The amounts over the insured limits as of December 31, 2021 and 2020 was $2,661,919 and $2,249,070, respectively. No losses have been incurred to date on any deposit balances.

The financial instrument that potentially subjects the Company to concentration of credit risk is accounts receivable and unbilled receivables. At December 31, 2021, two customers accounted for 35% and 15% of the Company’s accounts receivable, respectively, and as of December 31, 2020, three customers accounted for 11%, 12% and 13% of the Company’s accounts receivable, respectively.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

For the year ended December 31, 2021, one customer accounted for 37% of the Company’s revenues. For the year ended December 31, 2020, one customer accounted for 13% of the Company’s revenues.

Fair Value Measurements

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a hierarchy of inputs used when available. Observable inputs are what market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

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

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, unbilled receivables, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2021 and 2020, respectively, principally due to the short-term nature, maturities, or nature of interest rates of the above listed items.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the net invoiced amount, net of allowances for credit losses, and do not bear interest. Unbilled receivables include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month, are recorded separately on the consolidated balance sheets. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. In accordance with Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, the Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. The Company determines expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, and our expectations of changes in macro-economic conditions, including the ongoing COVID-19 pandemic, that may impact the collectability of outstanding receivables. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the allowance for credit losses was $77,483 and $0, respectively.

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

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Useful Lives
Equipment	3 years
Furniture	7 years
Leasehold improvements	Shorter of useful life of asset or lease term

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value is recognized as a component of change in fair value of warrant liability in the consolidated statements of operations. The fair value of the warrant liabilities was estimated using a Black-Scholes option pricing formula. The warrant volatility assumption within the Black-Scholes model represents a Level 3 measurement within the fair value measurement hierarchy. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $421 and $10,257 for the years ended December 31, 2021 and 2020, respectively.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credit and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates when the assets and liabilities are expected to be realized or settled. The Company regularly reviews deferred tax assets for realizability and establishes valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies. If the Company’s assessment of the realizability of a deferred tax asset changes, an increase to a valuation allowance will result in a reduction of net earnings at that time, while the reduction of a valuation allowance will result in an increase of net earnings at that time.

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

Deferred Financing Costs and Debt Discount

Costs incurred in connection with obtaining certain financing are deferred and amortized on an effective interest method basis over the term of the related obligation. Debt discounts are also amortized using the effective interest method unless the interest method approximates the straight-line method. Amortization of such costs are included in interest expense, while the unamortized balances of deferred financing fees and debt discount are presented as reductions of the carrying value of the related debt.

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

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Revenue Recognition

The Company’s revenues are accounted for under FASB Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services to shippers through the Company’s freight rideshare marketplace. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s performance obligation, arising under contracts the Company has entered into with customers that define the price for each shipment and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when obligations are satisfied, which occurs over time with the transit of shipments from origin to destination. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgement. The Company calculates the estimated percentage of an order’s transit time that is complete at period end and apply that percentage of completion of the order’s estimated revenue. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

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

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The convertible debt the Company issued prior to 2020, had the following typical characteristics for a conventional convertible debt:

●	The debt security is convertible into the common stock of the issuer at a specified price at the option of the holder.
●	The debt security was sold at a price or has a value at issuance not significantly in excess of the face amount.
●	It bears an interest rate that is lower than the Company would obtain for nonconvertible debt.
●	If converted, the Company must deliver shares of its stock to the investor (i.e., physical settlement). There is no cash conversion feature by which the convertible debt can be settled in full or in part in cash upon conversion.
●	The initial conversion price of the security is greater than the market value of the common stock at time of issuance and there is no beneficial conversion feature (“BCF”) upon issuance to be bifurcated and separately accounted for.

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

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The fair value of options and share awards granted under the stock option plan during the years ended December 31, 2021 and 2020 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

	2021	2020
Risk-free interest rates	0.986%	0.20%
Expected life of options	5 years	5 years
Expected volatility	78.50%	104.20%
Expected dividend yield	0.00%	0.00%

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of outstanding common shares for the period, considering the effect of participating securities series A preferred stock and series seed preferred stock. Diluted earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During the periods when they are anti-dilutive, common stock equivalents, if any, are not considered in the computation. At December 31, 2021 and 2020, there were 1,542,828 and 1,685,827 common share equivalents, respectively, excluding 2020 Bridge Notes and the 2021 Bridge Notes which were issued at a conversion price determinable at certain future events and not at specified conversion price (see Note 11). For the years ended December 31, 2021 and 2020, these potential shares were excluded from the shares used to calculate diluted loss per share as their effect would have been antidilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Company reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 15 to the consolidated financial statements.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

NOTE 4 – RESTRICTED CASH IN ESCROW

An amount of $175,000 is being held in escrow to be used to pay an advisor in connection with the transactions contemplated by in the Merger (See Note 1). This amount was released form escrow at the time of the Merger.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2021	December 31, 2020
Equipment	$92,873	$79,413
Furniture and fixtures	9,517	9,517
Leasehold improvements	4,759	4,759
Total cost	107,149	93,689
Accumulated depreciation	(53,700)	(37,570)
Property and equipment, net	$53,449	$56,119

Depreciation expense for the years ended December 31, 2021 and 2020 was $16,130 and $14,230, respectively.

NOTE 6 – CAPITALIZED SOFTWARE

Capitalized software consists of the following at:

	December 31, 2021	December 31, 2020
Capitalized software	$2,548,817	$2,338,367
Accumulated amortization	(2,203,548)	(1,918,479)
Net carrying amount	345,269	419,888
Capitalized software in-process	245,733	-
Capitalized software, net	$591,002	$419,888

Amortization expense for the years ended December 31, 2021 and 2020 was $285,069 and $515,985, respectively.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 6 – CAPITALIZED SOFTWARE (CONTINUED)

Estimated amortization for capitalized software for future periods is as follows:

Year Ended December 31,
2022	$203,191
2023	103,964
2024	38,114
$345,269

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following at:

	December 31, 2021	December 31, 2020
Accrued payroll	$289,408	$120,926
Accrued value added tax	30,374	17,956
Accrued cost of revenue	603,332	489,071
Accrued professional services	12,466	136,017
Other accrued liabilities	3,527	18,527
Total accrued expenses	$939,107	$782,497

NOTE 8 – SHARE-BASED COMPENSATION

The Company has a Stock Incentive Plan (the “Plan”) under which the Company may grant restricted stock awards and stock options for up to 3,500,000 common shares. Both incentive stock options and non-qualified stock options expire ten years from the date of the grant.

Stock Options

The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2020	94,753	$0.52
Granted	1,662,716	0.25
Forfeited/Expired	(189,853)	0.38
Exercised	(1,753)	0.25
Balance at December 31, 2020	1,565,863	0.25	5.92	-
Granted	1,185,308	1.45
Forfeited/Expired	(8,839)	0.25
Exercised	-	-
Balance at December 31, 2021	2,742,332	0.77	6.58	$854,217
Exercisable at December 31, 2021	1,527,994	$0.53	4.93	$ 640,828.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 8 – SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes the Company’s non-vested stock options.

	Non-vested Options Outstanding	Weighted-Average Grant Date Fair Value
At January 1, 2020	51,462	$0.25
Options granted	1,662,716	0.25
Options forfeited/cancelled	(189,853)	0.25
Options exercised	(1,753)	-
Options vested	(860,034)	0.15
At December 31, 2020	662,538	0.19
Options granted	1,185,308	0.26
Options forfeited/cancelled	(8,839)	0.19
Options exercised	-	-
Options vested	(624,668)	0.29
At December 31, 2021	1,214,339	$0.34

For the years ended December 31, 2021 and 2020, the Company recognized $171,500 and $160,638 of stock compensation expense, respectively, relating to vested stock options. As of December 31, 2021, there was $418,077 of unrecognized stock compensation expense related to non-vested stock options granted under the Plan, which is expected to be recognized over a weighted-average period of four years.

Restricted Stock Awards

From time-to-time the Company issues time-based restricted stock awards (“RSAs”) under the Plan. The fair value of the nonvested shares are measured at the market price of a share on the date of grant and will be recognized as share-based compensation expense over the requisite service period. Grants vest over a period ranging from one to four years based on continued employment or service. The shares of common stock underlying the RSAs are not considered issued and outstanding until vested.

The following table summarizes the restricted stock awards activity:

	Restricted Stock Awards	Weighted-Average Grant Date Fair Value Per Share
At December 31, 2020	-	$-
Granted	175,332	0.80
Forfeited	(5,000)	0.80
Exercised	-	-
Vested	(78,631)	0.80
Outstanding non-vested at December 31, 2021	91,701	$0.80

For the year ended December 31, 2021, the Company recognized $63,905 of stock compensation expense relating to RSAs. As of December 31, 2021, there was $73,361 of unrecognized share-based compensation expense related to non-vested RSAs, which is expected to be recognized over a weighted average period of three years.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 9 – SHORT-TERM BORROWINGS

On March 7, 2019, the Company entered into a short-term promissory note (“2019 Note”) with a lender (the “2019 Note Lender”) which provides the Company a revolving line of credit up to $1,000,000. On September 1, 2021, the note was amended to increase the maximum principal amount that could be advanced withdrawn under the line of credit to $3,000,000. The borrowing base of the revolving line of credit is limited to 80% of eligible accounts receivable. Under the revolving line of credit, if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base, the Company must repay the lender an amount equal to the difference between the outstanding principal balance of the revolving line of credit and the borrowing base. The note requires monthly payments of interest, beginning May 1, 2019. Interest accrues on the outstanding principal at a rate equal to Prime Rate as set out in the Wall Street Journal from time to time with a floor of 3.25% per annum. The interest rate as of December 31, 2021 was 5.25%. The 2019 Note matures on July 31, 2023.

The Company incurred interest expense relating to the short-term borrowings in the amount of $263,788 and $90,332 for the years ended December 31, 2021 and 2020, respectively.

NOTE 10 – PAYCHECK PROTECTION PROGRAM – LONG TERM

On May 6, 2020, the Company received the proceeds from a loan in the amount of $114,700 (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Company accounted for the PPP Loan as a financial liability in accordance with Accounting Standards Codification (“ASC”) Topic 470 Debt. The PPP Loan matures on May 6, 2022 and bears interest at a fixed rate of 1.00% per annum. Loan payments, which includes principal and interest are deferred to August 20, 2021, which is 10 months after the loan forgiveness covered period.

Accordingly, the PPP Loan was recognized as long-term debt in the Company’s consolidated balance sheets. There is no prepayment penalty. Under the terms of the PPP, all or a portion of the principal may be forgiven if the PPP Loan proceeds are used for qualifying expenses as described in the CARES Act, such as payroll costs, benefits, rent, and utilities. No assurance was provided that the Company will obtain forgiveness of the PPP Loan in whole or in part. With respect to any portion of the PPP Loan that is not forgiven, the PPP Loan would be subject to customary provisions for a loan of this type, including customary events of default relating to, among other things, payment defaults and breaches of the provisions of the PPP Loan.

On March 22, 2021, the PPP loan was forgiven in whole, which included principal of $114,700 and accrued interest of $978. The total amount forgiven of $115,678 is recorded as a gain from extinguishment of debt in the accompanying consolidated statements of operations.

NOTE 11 – CONVERTIBLE DEBT

2020 Bridge Notes

On October 7, 2020, the Company entered into a note purchase agreement (the “2020 Bridge Notes”) with certain existing shareholders and investors pursuant to which the Company issued bridge notes in the aggregate principal amount of $4,004,421 (the “Bridge Financing”). All bridge notes will mature on the date that is two years from the closing date of the bridge financing. Interest on the bridge notes will accrue at an annual rate of 5% over two-year term of the bridge notes and is payable by the Company (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the bridge notes by the Company or, (iv) in connection with any conversion of the bridge notes through the issuance of shares of the capital stock of the Company in exchange for accrued and unpaid interest owing at the time of conversion. Each note is convertible into conversion shares pursuant to one of the following: 1. Automatic Private Investment in Public Equity (“PIPE”) financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreements, but rather, the applicable conversion price in connection with any conversion of the 2020 Bridge Notes will be determined by reference to a formula that includes a 50% discount to the per share price or value of the Company’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

Under the note purchase agreement, the Company agreed to issue to each purchaser, at the time of such purchaser’s purchase of a note pursuant to the agreement (whether at the initial closing or at a subsequent closing), and for no additional consideration to be paid by such purchaser, 257.5261 shares of the Company’s common stock for each $1,000 principal amount of notes purchased by such purchaser. The Company issued 1,031,243 of common stock in connection with the 2020 Bridge Notes (see Note 18).

Both the 2020 Bridge Notes and the common stock are not remeasured at fair value and the proceeds from the 2020 Bridge Notes were allocated between common stock and the bridge note debt based on the relative fair value, and $242,219 was allocated to the common stock and was recorded as a discount for the 2020 Bridge Notes, amortized as interest over the term of the 2020 Bridge Notes.

In addition, the Company incurred $50,000 of transaction fees with one of the lenders for administering the Bridge Financing. These fees were included in the lender’s bridge note and were recorded as debt issuance costs and will be amortized over the term of the 2020 Bridge Notes.

2021 Bridge Notes

In 2021, the Company entered into three note purchase agreements with an existing shareholder pursuant to which the Company issued in January 2021, May 2021, and July 2021 bridge notes in the aggregate principal amount of $1,000,000, $1,608,842, and $1,000,000, respectively (the “2021 Bridge Notes”). The 2021 Bridge Notes will mature on October 7, 2022. Interest on the notes will accrue at an annual rate of 5% over the term of the notes and is payable by the Company (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the note by the Company or, (iv) in connection with any conversion of the note through the issuance of shares of the capital stock of the Company in exchange for accrued and unpaid interest owed at the time of conversion. The 2021 Bridge Notes are convertible into conversion shares pursuant to one of the following: 1. Automatic PIPE financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreement, but rather, the applicable conversion price in connection with any conversion of the 2021 Bridge Notes will be determined by reference to a formula that includes a 20% to 25% discount to the per share price or value of the Company’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

Since the Company’s shares are not publicly traded and the conversion of both the 2020 Bridge Notes and the 2021 Bridge Notes are determinable at future certain events, the conversion features cannot be determined as beneficial, and as such, no beneficial conversion feature can be bifurcated and separately accounted for. In addition, the embedded conversion feature meets the scope exception for derivatives as it is indexed to the entity’s own stock which is classified within stockholders’ equity (deficit) as there are no net settlement provisions.

The Company recorded interest expense pursuant to the stated interest rates on the convertible notes in the amount of $312,426 and $200,731 for the years ended December 31, 2021 and 2020, respectively. Amortization of convertible note issuance costs for the years ended December 31, 2021 and 2020 was $24,996 and $10,828, respectively. Amortization of convertible note discounts for the years ended December 31, 2021 and 2020 was $121,104 and $28,322, respectively.

The aggregate balance of the convertible notes payable is as follows at:

	December 31, 2021	December 31, 2020
Convertible notes payable	$7,613,292	$4,004,421
Accrued interest	356,238	43,842
Less: unamortized deferred financing costs	(19,158)	(44,154)
Less: unamortized discount	(92,793)	(213,897)
Convertible note payable, net	$7,857,579	$3,790,212

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

The outstanding balance of the convertible notes principal and accrued interest at December 31, 2021 relates to both the 2020 Bridge Notes and 2021 Bridge Notes and mature on the October 7, 2022. All of the convertible notes, including principal and accrued interest, were converted in February 2022 into Hudson’s equity as a result of the Merger.

NOTE 12 – NOTES PAYABLE

On September 16, 2021, the Company entered into a promissory note with Hudson (the “September Promissory Note”), for the amount of $1,500,000 with maturity date of September 16, 2022. Interest on the September Promissory Note accrues at a rate of 0.17% per annum. In connection with the September Promissory Note, the Company also issued warrants to Hudson to purchase certain securities of the Company (the “September Warrant Securities”) (see Note 17). Hudson assigned the warrants it received from the Company to ATW Partners Opportunities Management, LLC an affiliate of a shareholder of the Company (“ATW”) and executed a Warrant Assignment Agreement on September 16, 2021 (see Note 16). The Company measured the fair value of the warrants at the issuance date to be $2,692,396 and allocated an amount of $1,500,000 to be recorded as a debt discount that will be amortized over the term of the September Promissory Note. The transaction is deemed to be a financing transaction and the excess fair value over the proceeds received from the September Promissory Note in the amount of $1,192,396 was recorded in other expense on the accompanying consolidated statements of operations.

On December 29, 2021, the Company entered into a promissory note with ATW pursuant to which the Company issued in notes in the aggregate principal amount of $200,000 discounted by $30,000 for net proceeds of $170,000 (the “First December Promissory Note”). The promissory note will mature on October 7, 2022 and interest will accrue at an annual rate of 0.33% over the term of the note.

On December 29, 2021, in connection with an contemporaneous investment in Hudson funded by ATW, the Company entered a promissory note with Hudson (the “Second December Promissory Note”), for the amount of $950,000 with maturity date of September 28, 2022. Interest on the Second December Promissory Note accrues at a rate of 0.17% per annum.

In connection with the First and the Second December Promissory Notes and the contemporaneous investment by ATW in Hudson, the Company also issued warrants to ATW to purchase certain securities of the Company (the “Warrant Securities”) (see Note 17). The Company measured the fair value of the warrants at the issuance date to be $2,756,669 and allocated an amount of $1,120,000 to be recorded as a debt discount that will be amortized over the term of the two notes payable. The transaction is deemed to be a financing transaction and the excess fair value over the proceeds received from the two notes payable in the amount of $1,636,669 was recorded in other expense on the accompanying consolidated statements of operations.

During the year ended December 31, 2021, amortization of debt discount was recorded to interest expense in the amount of $446,774.

The aggregate balance of the note payable is as follows:

December 31, 2021
Notes payable	$2,650,000
Less: unamortized discount	(2,203,226)
Notes payable, net	$446,774

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 13 – INCOME TAXES

Income tax expense consists of the following components:

	December 31, 2021	December 31, 2020
Current
Federal	$-	$-
State	-	-
Foreign	40,264	23,051
Total Current	40,264	23,051
	-	-
Deferred
Federal	$-	$-
State	-	-
Total Deferred	-	-

Income tax expense	$40,264	$23,051

The Company’s provision for income taxes for the years ended December 31, 2021 and 2020 is based on the estimated annual effective tax rate, plus discrete items. The following table presents the provision for income taxes and the effective tax rates for and years ended December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Loss before income tax provision	$(8,160,541)	$(5,828,925)
Income tax provision	40,264	23,051
Effective tax rate	-0.49%	-0.40%

The difference between the Company’s effective tax rate for and years ended December 31, 2021 and 2020 and the US statutory rate of 21% primarily relates to nondeductible expenses, state income taxes (net of federal benefit), a net increase in valuation allowances and certain discrete items.

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

	December 31, 2021
Income tax expense (benefit) at federal statutory rate	$(1,713,714)	21.00%
State and local income taxes net of federal tax benefit	(21,754)	0.27%
Change in valuation allowance	2,295,280	-28.13%
Return to provision adjustments	5,119	-0.06%
Permanent differences	(528,281)	6.47%
Other - net	3,614	-0.04%
Income tax expense (benefit)	$40,264	-0.49%

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 13 – INCOME TAXES (CONTINUED)

At December 31, 2021 and December 31, 2020, the Company had federal net operating losses (“NOLs”) in the amount of $22,135,733 and $12,892,095 respectively, which are offset fully by a valuation allowance. These NOLs expire from 2035 to 2037 or have indefinite lives as follows. However, the Tax Cuts & Jobs Act of 2017 limits the amount of net operating loss utilized each year after December 31, 2020 to 80% of taxable income.

12/31/2035	$35,945
12/31/2036	836,622
12/31/2037	1,922,017
Indefinite	19,341,149
Total	$22,135,733

The Company is in process of evaluating the effects that a change in ownership under Internal Revenue Code Section 382 may limit the potential utilization of its NOLs going forward.

Temporary differences which give rise to a significant portion of deferred tax assets are as follows:

	December 31, 2021	December 31, 2020
Accrued expenses	$214,397	$9,456
Fixed and intangible assets	(75,900)	(93,694)
Allowance for doubtful accounts	16,678	-
Warrant amortization	96,165	-
Net operating loss - Federal	4,648,504	2,707,117
Net operating loss - States	134,113	115,798
	5,033,957	2,738,677
Less: Valuation allowance	(5,033,957)	(2,738,677)
Net deferred tax asset	$-	$-

In making this determination, the Company is required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results. At December 31, 2021 and December 31, 2020, the Company maintains a full valuation allowance against its deferred tax assets.

Income tax expense is recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between amounts reported for income tax purposes and financial statement purposes, using current tax rates. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset will not be realized. The Company must assess the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent that the Company believes that recovery is not likely, it must establish a valuation allowance. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets.

None of the Company’s Federal or state income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities. However, the 2017-2020 remain open to examination as the statute of limitations has not yet expired.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 14 – LEASES

In 2020, the Company entered into various short-term lease commitments ranging from three to six months for office workspace in New York. The monthly rental cost ranged from $800 to $2,000.

In January 2020, the Company entered into a lease agreement for 7 workstations in Mexico for a term of 12 months and expired on December 31, 2020. In November 2020, the Company entered into a lease agreement for 14 workstations in Mexico for a term of 12 months and expired on October 31, 2021. In November 2021, the Company entered into a lease agreement for 62 workstations in Mexico for a term of 12 months and will expire on October 31, 2022. The rental cost for the years ended December 31, 2021 and 2020, was approximately $110,000 and 67,000, respectively.

NOTE 15 – SEGMENT INFORMATION

Geographic long-lived asset information presented below is based on the physical location of the assets at the end of year. Long-lived assets including intangible assets, capitalized software, property and equipment and security deposits, by geographic region, are as follows at:

	December 31, 2021	December 31, 2020
United States	$369,706	$452,891
Mexico	290,548	39,731
Total long-lived assets	$660,254	$492,622

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers:

	Year Ended December 31,
	2021	2020
United States	$20,156,744	$8,738,661
Mexico	1,317,407	467,280
Total revenue	$21,474,151	$9,205,941

NOTE 16 – RELATED PARTY TRANSACTIONS

The Company received consulting, accounting and recruiting services from various shareholders. The total cost of these services for the years ended December 31, 2021 and 2020 were $350,000 and $353,000, respectively. The accounts payable to these various shareholders as of December 31, 2021 and December 31, 2020 were $140,000 and $30,000, respectively.

The Company also provided freight services to a customer owned by a shareholder. The accounts receivable from this certain customer as of December 31, 2021 and December 31, 2020 was $0 and $24,000 respectively. The revenue of these services for the years ended December 31, 2021 and 2020 was $99,000 and $164,000, respectively.

In 2021, the Company issued various warrants to ATW, an affiliate of a shareholder and entered into various promissory notes with shareholders. (See Note 12 and 17).

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 17 – WARRANTS

On November 9, 2015, the Company issued 9,050 common stock warrants to two founders with an exercise price of $5.00. The warrants expire and are no longer exercisable at the earlier of the tenth anniversary of the date the warrants were issued or the date the Company is acquired by another entity.

Under the terms of a short-term borrowing agreement signed in 2017, the lender had a right to invest up to the greater of (i) $250,000 or (ii) an amount that would maintain Lender’s pro rata ownership in the Company under the same terms provided to other investors. On November 15, 2018, the Company and the lender agreed on the terms of the right to invest by granting the lender a warrant to purchase up to 7,224 series seed preferred shares of the Company at an exercise price of $10.38 per share. The warrants expire and are no longer exercisable at the tenth anniversary of the date the warrants were issued. The warrant shall be automatically exchanged for shares in the event of a change of control.

On August 26, 2020, the Company issued a warrant to an affiliate of a shareholder to purchase up to 765,862 Series A2 preferred shares at an exercise price of $0.25 in exchange for professional services. Effective December 31, 2020, this warrant was cancelled and a replacement warrant to purchase up to 765,862 Series A2 preferred shares at an exercise price of $0.25 was issued to an affiliate of the original warrant holder. The Company estimated the fair value of the warrants to be $1,039,070 based on a Black-Scholes valuation and recorded it as professional fees and included it in additional paid-in capital as of December 31, 2020. The warrants expire on August 26, 2027. On December 17, 2021, the warrants were exercised (see Note 19).

The following assumptions were used when calculating the issuance date fair value:

Exercise price of the warrants	$0.25
Expected life of the warrants	7 years
Current value of the underlying share	$1.45
Expected volatility	101.70%
Expected dividend yield	0.00%
Risk-free interest rates	0.22%

The table below summarizes the Company’s warrant activities:

	Number of Common Shares Warrants	Number of Series Seed Shares Warrants	Number of Series A Shares Warrants	Exercise Price Range Per Share	Weighted Average Exercise Price
Balance at December 31, 2019	9,050	7,224	-	$5.00 to 10.38	$7.39
Granted	-	-	1,573,362	0.00001 to 0.60	0.40
Forfeited	-	-	-	-	-
Exercised	-	-	(807,500)	0.00001 to 0.60	0.54
Balance at December 31, 2020	9,050	7,224	765,862	0.00001 to 10.38	0.40
Forfeited	-	-	-	-	-
Exercised	-	-	(765,862)	0.25	0.25
Balance at December 31, 2021	9,050	7,224	-	$0.00001 to 10.38	$7.39

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 17 – WARRANTS (CONTINUED)

Warrant Liabilities

The Company’s warrant liabilities contained unobservable inputs that reflected the Company’s own assumptions in which there was little, if any, market activity as of the measurement date. Accordingly, the Company’s warrant liabilities are measured on a recurring basis using unobservable inputs and were classified as level 3 measurements.

In connection with the September Promissory Note, on September 16, 2021 the Company also issued the September Warrant Securities to Hudson to purchase certain securities of the Company. Hudson assigned the warrants it received from the Company to ATW, an affiliate of a shareholder and executed a Warrant Assignment Agreement on September 16, 2021 (see Note 12). Pursuant to the terms of the warrant agreement, upon closing of the Merger, the warrant will be automatically deemed exercised and the Company will issue 1,891,928 shares of the Company’s Series A3 Preferred Stock and warrants to purchase 1,891,928 shares of Series A3 Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855.

The warrant agreement includes additional optional exercise triggers upon certain financing transactions if the Merger is not completed. In addition, if the warrants are not exercised prior to October 7, 2022 under any of the additional optional exercise triggers, then at any time on or after October 7, 2022, the warrant holder may elect to exercise a warrant to purchase up to a number of September Warrant Securities equal to the quotient obtained by dividing (A) $2,700,000 (“September Warrant Value”), by (B) 75% of the fair market value of a share of the most senior class of equity securities of the Company outstanding at the time of exercise as determined by mutual agreement. If the warrant has not been exercised in full by October 7, 2023, the warrant shall automatically be exercised by instructing the Company to withhold a number of Warrant Securities then issuable upon exercise of the warrant with an aggregate fair market value as of the exercise date equal to the exercise price of $0.01 multiplied by the number of September Warrant Securities as determined by the September Warrant Value.

The warrants are considered an unconditional obligation to issue variable number of the Company’s shares for a fixed monetary amount known at inception. As such, the warrants are recorded as a liability until exercised.

The Company measured the fair value of the warrants to be $2,692,396, comprised of $1,703,782 fair value of Series A3 Preferred Stock, and $988,614 fair value of Series A3 Preferred Stock warrants based on a Black-Scholes option pricing model. The Company recorded the fair value of the warrant on inception date on September 16, 2021 as a liability and the excess fair value over the proceeds received from the September Promissory Note in the amount of $1,192,396 was recorded in other expenses on the accompanying consolidated statements of operations. The Company remeasured the fair value on December 31, 2021 and the periodic change in fair value, which amounted to $497,759, is reflected in change of fair value of warrant liabilities within the consolidated statements of operations.

The following assumptions were used when calculating the fair value of the A3 Warrants:

Exercise price of the warrants	$0.01-$1.125
Expected life of the warrants	0.3-7 years
Current value of the underlying Series A3 Preferred Stock	$0.75-$0.82
Expected volatility	58.5%-71.3%
Expected dividend yield	0.00%
Risk-free interest rates	0.02%-1.44%

On December 29, 2021, the Company issued warrants to an affiliate of a shareholder in connection with the First and Second December Promissory Note (see Note 12). Pursuant to the terms of the warrant agreement, upon closing of the Merger (see Note 12), the warrant will be automatically deemed exercised and the Company will issue 2,376,439 shares of the Company’s Series A3 Preferred Stock and warrants to purchase 2,376,439 shares of Series A3 Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855 (“December Warrant Securities”).

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 17 – WARRANTS (CONTINUED)

The warrant agreement includes additional optional exercise triggers upon certain financing transactions if the Merger is not completed. In addition, if the warrants are not exercised prior to December 29, 2022 under any of the additional optional exercise triggers, then at any time on or after December 29, 2022, the warrant holder may elect to exercise a warrant to purchase up to a number of December Warrant Securities equal to the quotient obtained by dividing (A) $3,391,452 (“December Warrant Value”), by (B) 75% of the fair market value of a share of the most senior class of equity securities of the Company outstanding at the time of exercise as determined by mutual agreement. If the warrant has not been exercised in full by October 7, 2023, the warrant shall automatically be exercised by instructing the Company to withhold a number of Warrant Securities then issuable upon exercise of the warrant with an aggregate fair market value as of the exercise date equal to the exercise price of $0.01 multiplied by the number of the December Warrant Securities as determined by the December Warrant Value.

The warrants are considered an unconditional obligation to issue variable number of the Company’s shares for a fixed monetary amount known at inception. As such, the warrants are recorded as a liability until exercised.

The Company measured the fair value of the warrants to be $2,756,669, comprised of $1,758,565 fair value of Series A3 Preferred Stock, and $998,104 fair value of Series A3 Preferred Stock warrants based on a Black-Scholes option pricing model. The Company recorded the fair value of the warrant on inception date as a liability on the consolidated balance sheet as of December 31, 2021 and the excess fair value over the proceeds received from the First and Second December Promissory Note in the amount of $1,636,669 was recorded in other expense on the accompanying consolidated statements of operations.

The following assumptions were used when calculating the fair value of the A3 Warrants:

Exercise price of the warrants	$0.01-1.125
Contractual life of the warrants	0.3-7 years
Current value of the underlying Series A3 Preferred Stock	$0.80
Expected volatility	66.6%-71.3%
Expected dividend yield	0.00%
Risk-free interest rates	0.02%-1.44%

NOTE 18 - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering eligible employees with at least two months of service. The Company fully matches employee contributions up to 3% of total compensation, plus 50% of contributions that exceed that amount up to 5% of total compensation. Total expense for the years ended December 31, 2021 and 2020, was $29,477 and $15,304, respectively.

NOTE 19 – STOCKHOLDERS’ DEFICIT

Prior to the closing of the Merger with Hudson, the Company’s authorized capitalization consisted of (i) 68,437,031 shares of Common stock, $0.00001 par value per share (“Common Stock”), (ii) 80,000 shares of Non-Voting Common Stock, $0.00001 par value per share (“Non-Voting Common Stock”), and (iii) 60,437,031 shares of Preferred Stock, $0.00001 par value per share (“Preferred Stock”), of which 19,958 shares were designated as Series Seed Preferred Stock, $0.00001 par value per share (“Series Seed Preferred Stock”), 7,991,078 were designated as Series A1-A Preferred Stock, $0.00001 par value per share (“Series A1-A Preferred Stock”), 3,167,474 shares were designated as Series A1-B Preferred Stock, $0.00001 par value per share (“Series A1-B Preferred Stock” and together with the Series A1-A Preferred Stock, the “Series A1 Preferred Stock”), 2,258,521 shares were designated as Series A2 Preferred Stock, $0.00001 par value per share (“Series A2 Preferred Stock”), 46,000,000 shares were designated as Series A3 Preferred Stock, $0.00001 par value per share (“Series A3 Preferred Stock”), and 1,000,000 shares were designated as Series A4 Preferred Stock, $0.00001 par value per share (the “Series A4 Preferred Stock”).

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 19 – STOCKHOLDERS’ DEFICIT (CONTINUED)

Holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders or by written consent in lieu of meeting, each holder of outstanding shares of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder were convertible as of the record date for determining stockholders entitled to vote on such matter. Except as specifically indicated in the Company’s Fourth Amended and Restated Certificate of Incorporation (as amended, the “Restated Charter”) the holders of Preferred Stock voted together with the holders of Common Stock, as a single class and on an as-converted to Common Stock basis. The Non-Voting Common Stock was not entitled to vote on any matters presented to the stockholders of the Company for their action or consideration. The Restated Charter also included certain customary preferred stock protective provisions which gave a specified majority of the outstanding shares of Series A2 Preferred Stock the right to approve certain customary fundamental actions by the Company.

The holders of record of the Common Stock and Preferred Stock, voting together as a single class, were entitled to elect the directors of the Company.

The Restated Charter contained certain restrictions on the Company’s ability to pay dividends on its Common Stock without also simultaneously paying dividends on the Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined in the Restated Charter) the consideration or proceeds available for distribution, as the case may be, were to be distributed to the holders of Series A4 Preferred Stock, Series A3 Preferred Stock, Series A2 Preferred Stock, Series A1 Preferred Stock, Series Seed Preferred Stock, Common Stock and Non-Voting Common Stock, pro rata based on the number of shared held by each such holder, treating for this purpose all such shares as if they had been converted to Common Stock pursuant to the terms of the Restated Charter immediately prior to such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event. No share of Common Stock, Non-Voting Common Stock or Preferred Stock enjoyed a liquidation preference of priority with respect to any such distributions.

Each share of Preferred Stock was convertible, at the option of the holder thereof, at any time and from time to time and without the payment of additional consideration by the holder thereof, into such number of shares of Common Stock as is determined by dividing the Reference Price (as defined below) of such share of Preferred Stock by the Conversion Price (as defined below) of such share of Preferred Stock. The “Series A4 Conversion Price” and “Series A4 Reference Price” were both initially equal to $2.25. The “Series A3 Conversion Price” and “Series A3 Reference Price” were both initially equal to $4.23. The “Series A2 Conversion Price” and “Series A2 Reference Price” were both initially equal to $1.80. The “Series A1-A Conversion Price” and “Series A1-A Reference Price” were both initially equal to $1.20. The “Series A1-B Conversion Price” and “Series A1-B Reference Price” were both initially equal to $1.50 and the “Series Seed Conversion Price” and “Series Seed Reference Price” were both initially equal to $20.7626. Accordingly, all shares of Preferred Stock were convertible to Common Stock on a one-to-one basis. The Restated Charter provided for customary broad-based weighted-average anti-dilution adjustments to the Series A2 Conversion Price or the Series A1-A Conversion Price in the event of issuances or deemed issuances of Common Stock at prices below the effective Series A2 Conversion Price or Series A1-A Conversion Price. The conversion prices of all Preferred Stock were also subject to other customary adjustments in the case of certain dividends, distributions, stock splits, stock combinations, reorganizations and similar transactions effecting the Common Stock. All outstanding shares of Preferred Stock were also subject to mandatory conversion to Common Stock upon election of the requisite majority of holders of Series A2 Preferred Stock or an initial public offering of the Company’s common stock meeting certain specified qualification.

On May 19, 2020, the Company entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”), with holders of the Company’s then-outstanding convertible notes. Under the Purchase Agreement, on May 19, 2020, the convertible notes were converted to 7,152,551 Series A1-A, 2,977,544 Series A1-B and 1,225,153 Series A2 preferred shares at par value of $0.00001 per share for a total carrying costs of $10,726,543.

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 19 – STOCKHOLDERS’ DEFICIT (CONTINUED

On July 31, 2020, the Company issued 605,777.5 Series A1-A and 126,722.5 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock and an exercise price of $0.60 per share under the terms of the respective warrant agreement for a total consideration of approximately $440,000.

On August 24, 2020, the Company issued 75,000 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock under the terms of the respective warrant agreement for a total consideration of $0.

On August 26, 2020, the Company issued 60,000 voting common shares for professional services performed in the amount of $15,000.

On August 26, 2020, the Company issued 29,332 voting common shares for professional services performed in the amount of $7,333.

On October 7, 2020, the Company issued 1,031,243 voting common shares to each purchaser of bridge notes based on 257.5261 shares for each $1,000 principal amount of notes purchased for a total consideration $0 (see Note 11).

On February 18, 2021, the Company filed its Restated Charter. On July 30, 2021, this was amended by the Company, further amended on August 19, 2021 and further amended on September 20, 2021.

On December 17, 2021, the Company issued 765,862 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock and an exercise price of $0.25 per share under the terms of the respective warrant agreement for a total consideration of $191,466.

The different classes of preferred stock issued are set forth below:

	December 31, 2021	December 31, 2020
Series A1-A Preferred Shares	7,758,328	7,758,328
Series A2 Preferred Shares	2,192,738	1,426,876
Series A1-B Preferred Shares	2,977,544	2,977,544
Total	12,928,610	12,162,748

NOTE 20 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through [DATE], the date that the consolidated financial statements were available for issuance.

On February 2, 2022, the Company amended its Fourth Charter to increase the amount of authorized share to 68,437,031 shares of common stock, 80,000 shares of non-voting common stock and 60,437,031 shares of preferred stock.

The different classes of preferred stock authorized are set forth below:

Type of Shares	Number of Shares Authorized
Series Seed Preferred Shares	19,958
Series A1-A Preferred Shares	7,991,078
Series A1-B Preferred Shares	3,167,474
Series A2 Preferred Shares	2,258,521
Series A4 Preferred Shares	1,000,000
Series A3 Preferred Shares	46,000,000
Total	60,437,031

FREIGHT APP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

NOTE 20 - SUBSEQUENT EVENTS (CONTINUED)

As described in Note 1, the Merger between the Company and Hudson Capital Inc. was closed on February 14, 2022, including the closing of the private placement for net proceeds of $3,500,000. All of the Company’s convertible notes in the amount of $7,857,579 (as of December 31, 2021) were converted.

Pursuant to the terms of the September Warrant Securities, upon closing of the Merger, the warrant securities were exercised and the Company issued 1,891,928 shares of its Series A3 Preferred Stock and warrants to purchase 1,891,928 shares of Series A3 Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855 (see Note 17).

Pursuant to the terms of the December Warrant Securities, upon closing of the Merger the warrant securities were exercised and the Company issued 2,376,439 shares of its Series A3 Preferred Stock and warrants to purchase 2,376,439 shares of Series A3 Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855 (see Note 17).

In order to focus on its core business as a North American transportation logistics technology platform company and improving operations, Hudson Capital Inc. (“Hudson”) has decided to divest any non-core, non-performing businesses and to sell its wholly-owned subsidiary, Hong Kong Internet Financial Services (“HKIFS”), to private investors. The divestment of HKIFS will result in Hudson departing from its legacy People’s Republic of China financial advisory business and shifting its priorities towards being situated in geographical locations of its core businesses. The sale of HKIFS was completed on March 30, 2022 for a nominal consideration, and included all of the prior operations, obligations and commitments related to its Chinese operations. Hudson expects immaterial financial effects from the sale outside of incurring minimal legal expenses to assemble and formalize the transaction.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4++	Amended and Restated Memorandum and Articles of Association of Hudson Capital Inc.

1.5#	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.
1.6####	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

3.1####	Certificate of Merger

4.1	Employment Agreement between the Company and its executive officers.

4.2	Lease Agreement dated November 1, 2021.

4.3†††	Form of Securities Purchase Agreement dated June 19, 2020

4.4†††	Placement Agent Agreement, dated June 19, 2020

4.5††††	Form of Securities Purchase Agreement dated July 29, 2020

4.6††††	Placement Agent Agreement, dated July 29, 2020

4.7#	Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 13, 2021

4.8#	Form of Pre-funded Ordinary Shares Purchase Warrant

118

4.9##	Amendment No. 1 to Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 15, 2021.

4.10##	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.11###	Oliveira Warrant dated December 29, 2021.

4.12###	Assignment of Securities Purchase Agreement dated December 29, 2021.

4.13###	Promissory Note dated December 29, 2021.

4.14###	Amendment No. 1 to Merger Agreement dated December 29, 2021.

4.15####	Assignment of Securities Purchase Agreement dated February 10, 2022.

4.16####	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.17####	Promissory Noted dated February 10, 2022.

8.1	Subsidiaries of the Registrant

10.1+	Form of Merger Agreement dated October 10, 2020 by and between Hudson Capital, Merger Sub I, Merger Sub II, FreightHub and Stockholders’ Representative and Amendment No. 1 to Merger Agreement dated October 10, 2020

10.2+++	Amendment No. 2 to Merger Agreement dated February 2, 2021.

10.3&	Amendment No. 5 to the Merger Agreement dated September 9, 2021.

10.4#	Termination Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Merger Sub II, Freight App and Stockholders’ Representative.

10.5#	New Merger Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Freight App and Stockholders’ Representative.

10.6#	2021 Equity Incentive Plan.

10.7####	Amended and Restated of Securities Purchase Agreement among Hudson Capital Inc., Freight App, Inc., ATW Opportunities Master Fund, L.P. and other parties named therein.

10.8####	Form of Series [A/B/C/D] Warrant.

10.9####	Securities Purchase Agreement between Hudson Capital Inc. and PIPE Investors.

10.10####	Form of Registration Rights Agreement.

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

119

14####	Code of Ethics.

23.1	Consent report of Centurion ZD CPA & Co.

23.2	Consent of UHY LLP.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

120

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HUDSON CAPITAL INC.

By:	/s/ Javier Selgas
Name:	Javier Selgas
Title:	Chairman and Chief Executive Officer

Date: July 20, 2022

121