Form 20-F
period 2022-12-31
Freight Technologies, Inc.
filed 2023-04-21
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076 Email: javi.selgas@fr8hub.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.11 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares, par value $0.011 per share is 16,468,823 as of December 31, 2022 (equal to par value $0.11 per share and 1,646,883 follow the March 2023 reverse split).

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

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●

“3PL” refers to third party logistics services, a term used to describe services that help merchants manage their supply chain. Common 3PL services include freight services, warehouse and inventory management, order fulfillment, shipping coordination, retail distribution, exchanges, and returns.

●	“Amended Memorandum and Articles” refer to the amended and restated memorandum and articles of association in force on the date of this Registration Statement.
●	“BVI Act” refers to the BVI Business Companies Act (As Revised).
●	“we,” “us,” “our Company,” “our,”, “Fr8Tech,” or “FRGT” refers to Freight Technologies, Inc., (formerly known as Hudson Capital, Inc. “Hudson”, or “HUSN”), its subsidiaries, and, in the context of describing our operations and consolidated financial information, our pre-Merger consolidated affiliated entities in China, including but not limited to, Hongkong Internet Financial Services Limited, Hongkong Shengqi Technology Limited, Beijing Yingxin Yijia Network Technology Co., Ltd, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., Ltd., CIFS (Xiamen) Financial Leasing Co., Ltd., Fuhui (Xiamen) Commercial Factoring Co., Ltd., Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd., Hangzhou Yuchuang Investment Partnership and our U.S. subsidiaries, Hudson Capital USA Inc., Hudson Capital Merger Sub I Inc. and Hudson Capital Merger Sub II Inc and after the Merger, Freight App, Inc. and Freight App de México S.A De C.V.

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“Fr8App” refers to Freight App, Inc., our primary operating subsidiary and where applicable, the brand name of our platform focused on FTL.

●

“FTL” refers to full truckload freight. FTL freight is used for shipments that require taking up the space available on an entire truck. With FTL, A single shipper’s goods are the only freight moving on an individual truck. FTL can be provided on a variety of trucks depending on the underlying goods being transported, i.e., a dry van, refrigerated, flatbeds and others.

●

“LTL” refers to less than truckload freight. LTL is used for shipments when multiple shippers’ freight is on the same trailer rather than having a single company’s freight exclusively on an individual trailer. Several LTL shipments are combined into one truck to fill it as near to capacity as possible, the trailer is transported over a longer haul distance and is then unpacked and disaggregated at the destination. LTL is especially appropriate for the shipping needs of small businesses that may require frequent, smaller volume shipments and are not able to economically make use of a full trailer.

●	“Merger” refers to the consummation of that certain merger agreement, dated December 13, 2021, and as amended on December 29, 2021 (the “Merger Agreement”) by and among Hudson Capital, Inc,. Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital Inc. (“Merger Sub I”), Fr8App and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”) whereby Merger Sub I merged with and into Fr8App, with Fr8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company. The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App after the Merger is in the form as agreed by the Company and Fr8App.

●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.11 per share.

●	“U.S.” means the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F and the documents incorporated by reference into this annual report on Form 20-F contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events we can not assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “continue,” “could,” “design,” “estimates,” “expects,” “intends,” “may,” “plans,” “potentially,” “predict,” “pro forma” “seeks,” “should,” “will” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

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

For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and the effect of the Merger on the business of the Company and Fr8App, see the section titled “Item 3. Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	growth strategies:
●	future business development, results of operations and financial condition;
●	any statement concerning the attraction and retention of highly qualified personnel;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	any statements concerning Fr8Tech’s financial performance;
●	any statements regarding expectations concerning Fr8Tech’s relationships and actions with third parties; and
●	future regulatory, judicial and legislative changes in Fr8 Tech’s industry.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

All forward-looking statements in this annual report on Form 20-F prospectus are current only as of the date on which the statements were made, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, we do not undertake any obligation to update publicly any forward-looking statements for any reason after the date of this annual report on Form 20-F or to conform these statements to actual results or to changes in expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Select Financial Data

The following table presents the selected consolidated financial information for our Company. For financial accounting and reporting purposes under U.S. GAAP, the Merger was accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible assets recorded. Consequently, the consolidated assets, liabilities and results of operations of the Company are the historical financial statements of Fr8App and Hudson Capital’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of Fr8App beginning on the Merger date. Shares and earnings per share information prior to the Merger have been retroactively restated to reflect the exchange ratio established in the recapitalization.

All numbers except share and per share numbers are in thousands of United States Dollars ($’000’s). The selected consolidated statements of comprehensive income data for the three years ended December 31, 2022 and 2021 and the consolidated balance sheets data as of December 31, 2022 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1 and are consistent with numbers reported in our prior 20F Filings.

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

	Year Ended	Year Ended
All $ Numbers (US$’000’s)	December 31 2022	December 31 2021

Revenue	$25,888	$21,474

Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	23,625	19,559
Compensation and employee benefits	4,963	3,712
General and administrative	3,561	2,618
Sales and marketing	557	92
Depreciation and amortization	243	302
Total Cost and expenses	32,949	26,283

Operating Loss	(7,061)	(4,809)

Other income and (expenses)
Interest income	25	34
Interest expense	(932)	(1,170)
Other income)	-	116
Loss on initial issuance of private warrants	-	(2,829)
Change in fair value of warrant liabilities	(128)	498
Total other expense	(1,035)	(3,351)

Loss before income taxes	(8,096)	(8,160)

Income tax expense	91	40

Net loss	(8,187)	(8,200)

Foreign currency translation	89	(51)
Comprehensive loss	(8,098)	(8,251)
Weighted average number of shares, basic and diluted*	3,905,629	778,442
Loss per share, basic and diluted	$(2.10)	$(10.53)

* - The number of shares outstanding was adjusted retroactively for all period presented to reflect the 2.2 to 1 reverse stock split change which was effective on February 15, 2022 and a 10.0 to 1 reverse stock split change which was effective March 24, 2023.

Warrants to purchase ordinary shares are not included in the diluted loss per share calculations when their effect is antidilutive.

BALANCE SHEET

	2022	2021
	(Audited)	(Audited)
Current assets ($’000’s)	$9,459	$8,521
Total assets	10,416	9,289
Current liabilities	7,284	18,260
Long term liabilities	-	-
Share capital	183	-
Total stockholders’ equity (deficit)	$3,132	$(8,971)

B. Capitalization and indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

COVID-19 Pandemic

A global pandemic or spread of disease, real or perceived, as well as natural disasters in any country in which Fr8Tech operates could materially and adversely affect the demand for its services, its operations and financial conditions.

The coronavirus (COVID-19) pandemic, or any other similar pandemic may have an unexpected effect on Fr8Tech’s business, financial condition, and results of operations. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world implemented measures to reduce the spread of COVID-19. These measures adversely affected workforces, customers, supply chains, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn across many global economies. COVID-19 has also caused widespread unemployment and border closings.

COVID-19 caused Fr8Tech and many other to experience great volatility in global and domestic supply chains as well as cause wide disruptions and eventual displacements of industries, including the recent “near-shoring” phenomenon. The extent to which COVID-19 ultimately impacts the 3PL industry, Fr8Tech’s businesses, results of operations and financial condition will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of the COVID-19 outbreak and any additional virus strains or other yet-to-be-discovered viruses and the effectiveness of actions taken to contain these. Additionally, the extent to which COVID-19 ultimately impacts Fr8Tech’s operations will depend on a number of factors, many of which will be outside of its control. The COVID-19 outbreak continues to evolve, and accordingly, the ultimate consequences of the COVID-19, or any other viral outbreak cannot be predicted with certainty.

Severe weather conditions and other natural or manmade disasters, including storms, floods, fires, earthquakes, epidemics, pandemics, conflicts, unrest, or terrorist attacks, may disrupt Fr8Tech’s businesses and result in decreased revenues. Customers may reduce shipments, or Fr8Tech’s costs to operate its business may increase, either of which could have a material adverse effect on Fr8Tech. Any such event affecting one of the countries in which Fr8Tech operates could result in a significant interruption in its business. Natural disasters such as major fires in Australia, Brazil and the Western United States and other major weather or geological events around the globe could adversely affect the demand for its services, its operations and financial condition.

Risks Related to Fr8Tech’s Business

Fr8Tech’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

Fr8Tech’s wholly owned subsidiary Fr8App was founded in 2015 with a view to developing and bringing solutions to the cross-border commercial freight market on the U.S.-Mexico border, and by extension, the U.S.-Canada border. The first commercial version of Fr8App’s products was launched in 2017. We continued our product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support services towards the end of 2019 and into early 2020. A new management team was hired during the second and third quarters of 2020 to bring a renewed focus to promoting freight services to Shippers and Carriers (each as defined below) with the view to increasing traffic on its freight matching platform. In December 2021, Fr8Tech first offered its fixed fleet product under the Fr8fleet brand name, and it introduced a LTL product, under the Fr8Now brand name, during the first quarter of 2023. Accordingly, you should consider Fr8Tech’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Any predictions you make about its future success or viability may not be as accurate as they would be if Fr8Tech had a longer operating history or a history of successfully developing and marketing its product offerings. Fr8Tech’s relatively limited operating history may make it difficult for you to evaluate the success of its business and assess its future viability.

Fr8Tech may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving its business objectives. Fr8Tech’s transition from a company with a development focus to a company successfully marketing and monetizing its product offerings may take longer than anticipated, or may not be successful at all.

Fr8Tech’s early stage operations could expose it to a high concentration of revenues in individual clients and increase the volatility of its revenues.

Fr8Tech works with a number of large corporate entities, primarily Shippers, in helping address their companies’ logistics needs. Many of these clients use Fr8Tech for a very small amount of their overall logistics needs. Shippers tend to be repeat customers and can grow in size relative to Fr8Tech’s book of business in an accelerated manner. Fr8Tech’s largest single client during 2022 and 2021 represented approximately 17% and 37% of total 2022 and 2021 revenues, respectively. This important single client’s 2022 activity levels dropped by nearly half the 2021 levels. Large increases and decreases in Fr8Tech’s customer base or in the demands from some of the larger customers may add significant volatility to results while the Company remains in its early growth stages.

A significant data breach or IT system disruption could materially adversely affect Fr8Tech, including requiring Fr8Tech to increase spending on data and system security.

Fr8Tech relies heavily on information technology networks and systems, including the Internet and a number of internally-developed systems and applications, to manage or support a wide variety of important business processes and activities throughout its operations. For example, Fr8Tech relies on information technology to analyze its customer loads and input their information into its databases, identify different routes and their costs, track ongoing shipments, confirm receipts, transfer documents, and a number of other functions that are integral to the ongoing operation of Fr8Tech’s business.

In addition, the provision of service to Fr8Tech’s customers and the operation of its networks and systems involve the collection, storage and transmission of significant amounts of information and potentially sensitive or confidential data. Fr8Tech is subject to a variety of continuously evolving and developing laws and regulations in the United States and abroad regarding privacy, data protection and data security. The scope of the laws that may be applicable to us is often uncertain and may be conflicting, particularly with respect to foreign laws.

Fr8Tech’s information technology systems are susceptible to damage, disruptions or shutdowns due to programming errors, defects or other vulnerabilities, power outages, hardware failures, computer viruses, cyber-attacks, ransomware attacks, malware attacks, theft, misconduct by employees or other insiders, telecommunications failures, misuse, human errors or other catastrophic events. Hackers acting individually or in coordinated groups, may launch distributed denial of service attacks or other coordinated attacks that may cause service outages, gain inappropriate or block legitimate access to systems or information, or result in other interruptions in Fr8Tech’s business. In addition, the foregoing breaches in security could expose Fr8Tech and its customers to a risk of loss, disclosure or misuse of proprietary information and sensitive or confidential data.

Fr8Tech protects its software, web portal and platform solutions from third-party attacks and implements what it believes to be state-of-the art prophylactic controls around and throughout its software environment. However, there is no assurance that Fr8Tech’s web portal and platform solution will not sometimes malfunction or be subject to malicious attacks. Any unexpected malfunction of Fr8Tech’s system could cause major interruptions to its daily operations, including its ability to deliver its 3PL services to customers, to collect payments from its customers or pay its key suppliers. Although to date Fr8Tech is unaware of a data breach or system disruption that has had a material adverse effect on it, Fr8Tech cannot provide any assurances that such events and impacts will not be material in the future, and its efforts to deter, identify, mitigate and/or eliminate future breaches may require significant additional effort and expense and may not be successful.

Trade wars or adverse political changes in any country in which Fr8Tech operates could materially and adversely affect the demand for its services, its operations and financial conditions.

Fr8Tech has business operations in the U.S., Mexico and Canada. These three countries currently have a free trade agreement which directly impacts the amount of international trade across the US-Mexico and the US-Canada borders. The first such trade agreement, the North America Free Trade Agreement (“NAFTA”), went into effect in 1994 and was followed by tremendous increase in trade amongst all three countries. The United States-Mexico-Canada Agreement (“USMCA”), substituted NAFTA and entered into force on July 1, 2020. Unanticipated changes in trade agreements or sudden political changes in any of these three countries in which Fr8Tech operates could have a material adverse effect on customers’ demand for its services. Fr8Tech’s business can be greatly impacted by the laws, regulations and policies that affect trade among these three countries, including tariff and trade policies, export requirements and other restrictions and general political stability or unrest. Factors that result in general economic changes are also beyond Fr8Tech’s control, and it may be difficult for Fr8Tech to adjust its business model to mitigate the impact of any of these factors, if at all. In particular, Fr8Tech’s business could be affected by levels of political unrest, especially if it affects border traffic, industrial production, consumer spending and retail activity and Fr8Tech could be materially and adversely affected by adverse developments in these and other aspects of the economies in which Fr8Tech operates. If Fr8Tech is unable to implement its business strategies successfully or properly react to changes in market conditions as a result of trade wars or political changes in these countries, its financial condition, results of operations and cash flows could be materially and adversely affected.

Fr8Tech’s industry is rapidly evolving. It expects to continue to face significant competition, which could adversely affect Fr8Tech.

The 3PL and logistics industries are rapidly evolving, including demand for greater efficiency, increasing usage of artificial intelligence (“AI”) and increased visibility into the shipment lifecycle. Fr8Tech expects continued significant competition on a national and international level. Fr8Tech’s competitors include, among others, the postal services of the U.S. and other nations, various large and small motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that are making significant investments in their capabilities, and start-ups and other companies that combine technologies with crowdsourcing to focus on local market needs, some of whom may currently be its customers.

Competition may also come from other sources in the future as new technologies are developed and new methods of transportation are made widely available. Innovations in transportation technology, including driverless trucks, AI and logistics could adversely affect the demand for Fr8Tech’s 3PL and services. If Fr8Tech is unable to adapt to these changes, its business could be adversely affected.

Fr8Tech is directly affected by the cyclicality of the trucking industry and general economic conditions.

The trucking industry has historically been highly cyclical and especially susceptible to trends in economic activity. The trucking industry has historically fluctuated in response to factors that are beyond Fr8Tech’s control, such as general economic conditions, interest rates, federal and state regulations, consumer spending and fuel costs. The industry is particularly sensitive to the consumer, industrial and manufacturing sectors of the economy, which generate a significant portion of the freight tonnage hauled by heavy-duty trucks. More recently, the USMCA region has been affected by the recent near-shoring phenomenon affecting international commerce. Since truck fleet owners and professional truck drivers are some of the key carriers Fr8Tech serves, Fr8Tech’s business activities are directly tied to the purchase and production of goods and other key macro-economic measurements. When individuals and companies purchase and produce fewer goods, Fr8Tech’s customers transport fewer goods. Downturns in consumer business cycles, such as the home construction, automobile, and manufactured goods sectors, can create excess capacity in the trucking industry and may have a material adverse effect on Fr8Tech’s business and operating results.

Fr8Tech could be affected by strikes or labor unrest at any border crossing that is relied upon by its customer base.

The cross-border and domestic trucking industries rely on many government-provided services. The cross-border sector relies on agencies such as the U.S. Customs and Border Protection that may be unionized and is subject to strikes or labor unrest that could be disruptive to cross-border freight on a short-term basis. Lower or inefficient cross-border crossings due to labor unrest or strikes could adversely affect Fr8Tech’s customers and Fr8Tech’s operating results and financial condition. Labor unrest in any of the USMCA countries could adversely affect Fr8Tech’s customers and Fr8Tech’s operating results and financial condition.

Fr8Tech could be affected by organized crime activities affecting shipment integrity at any border crossing that is relied upon by its customer base.

The cross-border trucking industry relies on carriers and freight intermediaries to provide safe passage where the integrity of shipments between destination points is guaranteed. Organized crime has a history of either outright theft of shipments or of using carrier capacity for transportation of goods that are not legitimate or that are illegal. Having any shipments in which Fr8Tech is involved be the target of organized crime activity could adversely affect Fr8Tech’s customers and Fr8Tech’s operating results and financial condition.

Fr8Tech is exposed to the effects of changing fuel and energy prices, including gasoline, jet fuel and diesel, and what interruptions in supplies of these commodities can bring to the demand for the shipping and commercial freight industry.

Changing fuel and energy costs have a significant impact on the expenses incurred by the shipping and commercial freight industry. On April 20, 2020, the price for oil traded at negative prices for the first time in modern history. In the event that this short-term distortion in fuel prices were to last, air freight costs would continue to drop, making it an attractive alternative to trucking. If air freight or some other form of freight became increasingly attractive to shippers in general, there could be a switch from truck freight to air freight, or some other, more economic means of freight. During July 2022, diesel prices in the United States were reaching historic highs with significant day to day volatility. Higher fuel charges may affect Carriers results and performance when they are unable to pass on their higher costs to Shipper clients. Changes in fuel prices, disruption in energy supplies as a result of war, actions by producers or other factors beyond Fr8Tech’s control, could in turn have a material adverse effect on Fr8Tech’s business.

Truck driver or other supply shortages within the transportation value chain could have material adverse effect on Fr8Tech’s business and operating results.

Fr8Tech’s freight brokerage support and customer services relies on Fr8Tech being able to assist with securing carrier services for Shippers at commercially feasible rates. Truck driver or other supply shortages within the transportation value chain could adversely affect Fr8Tech’s ability to secure carrier services at commercially favorable rates, which could, in turn, have a material adverse effect on Fr8Tech’s business and operating results.

Fr8Tech currently does not hold any patents or own any registered trademarks.

Fr8Tech currently does not hold any patents or own any registered trademarks. Although Fr8Tech believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise, and has taken appropriate steps to protect its intellectual property, the measures taken may not be inadequate.

On September 6, 2018, Hub Group, Inc. (“Hub Group”) filed a Notice of Opposition with the Trademark Trial and Appeal Board (“TTAB”) against Fr8Tech’s U.S. Trademark Application Serial No. 87102800 (the “Trademark Application”) for its “Fr8HUB” unitary design mark (the “Mark”). On August 27, 2021 Fr8Tech and Hub Group entered into a binding Settlement Agreement and Release (the “Settlement”) fully resolving the TTAB proceeding. Under the terms of the Settlement, Fr8Tech agreed to irrevocably abandon the Trademark Application and permanently cease further commercial use of the terms “FreightHub,” “Fr8Hub” and “Hub,” as well as any confusingly similar marks (together the “Source Identifiers”), including abandoning any and all commercial and intellectual property rights to the Source Identifiers, refraining from filing additional trademark applications involving the Source Identifiers, and refraining from otherwise seeking to secure or enforce its rights to the Source Identifiers. There are no damages, penalties or payments arising under the Settlement. However, consumer or market confusion could result from Fr8Tech’s adoption of the identifiers “Freight App” and “Fr8Tech” and its abandonment of the terms “FreightHub” and “Fr8Hub” going forward. The duration or impact of such confusion, if any, is difficult to estimate. Hub Group has fully released any further legal claims concerning Fr8Tech’s use of the Source Identifiers through the date of the Settlement.

The impact of environmental laws and regulations and their enforcement could materially and adversely affect Fr8Tech’s business.

Motor carrier deregulation in the U.S. began in 1970-71 with initiatives in the Nixon Administration and continued into the 1980s through the Carter administration. They were part of a sweeping reduction in price controls, entry controls, and collective vendor price setting in U.S. transportation. While these deregulations by and large had a positive impact on the transportation volumes over the years, changes of regulations in the trucking industry could adversely affect Fr8Tech’s business. Routes and pricing for commercial freight could be regulated. Controlled margins or prices for certain goods could be put into effect. Fr8Tech cannot predict the impact of any new regulations on the 3PL and transportation industries. The effect these potential regulations could have on the commercial freight business, and in turn, its business and operating results may be long-lasting.

Risks Related to Fr8Tech’s Financial Position and Need for Additional Capital

The audited consolidated financial statements for the year ended December 31, 2022 include an explanatory paragraph in our independent registered public accounting firm’s audit report stating that there are conditions that raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2022, we had an accumulated deficit of $30.0 million, shareholder’s equity of $3.1 million and a working capital of $2.2 million. As of December 31, 2022, we had $3.4 million of debt and $1.0 million of unrestricted cash on hand. For the year ended December 31, 2022, we recognized a net loss of $8.2 million and negative cash flows from operations of $8.5 million. Since inception, we have met our cash needs through proceeds from issuing convertible notes, debt, and issuance of preferred and ordinary shares and we expect that we will need to meet our future cash needs by raising debt and issuing ordinary and preferred shares and/or warrants. The Company has a number of facilities in place at December 31, 2022, including for future debt and securities placements with established investors for dates extending more than twelve months from the date these consolidated financial statements are available to be issued. However, since those facilities have conditions precedent for future fundings, and even though in some cases the capital providers of these facilities have been waived these same conditions in prior fundings, given that the funding is not unconditional, their structuring raises substantial doubt about the Company’s ability to continue as a going concern. Our independent registered public accounting firm, UHY LLP, has included an explanatory paragraph in their audit report that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2022, stating that there are conditions that raise substantial doubt about our ability to continue as a going concern.

Management continues to evaluate funding alternatives and currently seeks to raise additional funds through the issuance of equity or debt securities, from our existing or new investors or through obtaining credit from financial institutions. As we seek additional sources of financing, there can be no assurance that such financing would be available to us on favorable terms or at all. On January 3, 2023, the Company placed a facility with an existing investor for approximately $6.6 million and is in the process to extend the facility prior to the end of April, 2023 to $9.9 million. The Company also in the process of extending its secured borrowing facility through January 2025 under favorable terms.

If we are unable to raise additional capital moving forward, our ability to operate in the normal course and continue to invest in our business may be materially and adversely impacted and we may be forced to scale back or discontinue some operations or divest some or all of our assets.

As a result of the above, in connection with our assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that our liquidity condition raises substantial doubt about our ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Fr8Tech has a history of significant operating losses and expect to incur losses for the foreseeable future, and Fr8Tech may never achieve or maintain profitability.

Fr8Tech has a history of significant operating losses, and Fr8Tech has not been profitable since inception in 2015. Fr8Tech plans to continue to invest in improving Fr8Tech’s platform and services. Recurring losses from Fr8Tech’s operations could raise substantial doubt regarding its ability to continue as a going concern. If Fr8Tech fails to transition from a company with a development focus and in early growth strategies to fully commercializing its product offerings, it may not be able to fund its operations without raising additional capital, if at all. While Fr8Tech has been successful in raising capital in the past, there is no assurance that it can access additional capital in the future when needed, on favorable terms, or at all. If Fr8Tech fails to execute its business plan and strategies, it may incur losses for the foreseeable future, and be unable to fund its operations at some time in the future.

Fr8Tech’s existing credit losses have been historically low, approximately 0.35% of sales over the past four years. Strain on Fr8Tech’s financial position could result from adverse credit events including non-payment from some of Fr8Tech’s larger shipper clients.

Fr8Tech typically undertakes a review of all of it Shipper clients and their financial condition, among other factors. Some customers extend payment terms and stretch out the time in which they pay Fr8Tech for services provided. While losses from lack of payment by any shipper have been low throughout the company’s history, it could suffer from either delays in payment or refusals to pay for services rendered from any of its Shipper clients. Not being paid on time by its Shippers can adversely affect the Company’s financial position and the results of its operations and, in the extreme its continued operation and / or growth rate. Additionally, Carriers look to Fr8Tech as a source of business that comes with timely payment. If Fr8Tech’s Shipper clients do not pay Fr8Tech on time, this will negatively affect Fr8Tech’s ability to make timely payments to its Carriers clients. Such a pattern of events could result in a loss of business and carrier clients for Fr8Tech, from which it would be difficult to recover, if possible.

Raising additional capital may cause dilution to Fr8Tech’s existing shareholders, restrict its operations or cause it to relinquish valuable rights.

While Fr8Tech has been successful in raising capital in the past, there is no assurance that Fr8Tech can access additional capital in the future when needed, on favorable terms, or at all. To the extent that Fr8Tech raises additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, existing ownership interests may be diluted and the terms may include liquidation or other preferences that adversely affect existing shareholder rights. Any indebtedness Fr8Tech incurs would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on its ability to incur additional debt or equity, limitations on its ability to acquire or license intellectual property rights, limitations on the payment of dividends, and other operating restrictions that could adversely impact its ability to conduct its business. Furthermore, the issuance of additional securities, whether equity or debt, by Fr8Tech, or the possibility of such issuance, may cause the market price of its common stock to decline and existing shareholders may not agree with its financing plans or the terms of such financings. If Fr8Tech raises additional funds through strategic partnerships and alliances, licensing arrangements or monetization transactions with third parties, it may have to relinquish valuable rights to its technologies, or product candidates, or grant licenses on terms unfavorable to Fr8Tech. Adequate additional financing may not be available to Fr8Techon acceptable terms, or at all. If Fr8Tech is unable to raise additional funds when needed, it may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself and/or it may not be able to continue operating as it has on a historical basis.

Risks Related to Fr8Tech’s Operations

A number of Fr8Tech’s personnel are based outside of the United States and regularly conduct business outside of the United States. Fr8Tech is subject to economic, political, regulatory and other risks associated with international operations.

As a number of personnel that support Fr8Tech’s operations are based outside of the United States, Fr8Tech’s business is subject to risks associated with conducting business outside of the United States. Accordingly, Fr8Tech’s future results could be harmed by a variety of factors, including:

●	economic weakness, including inflation, or political instability, particularly on the U.S./Mexico and U.S./Canada international borders;
●	differing and changing regulatory requirements for product or service approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, tax requirements, treaties and regulations;
●	changes in U.S. and non-U.S. regulations and customs, tariffs and trade barriers;

●	changes in non-U.S. currency exchange rates of the Mexican Peso or the Canadian dollar and the potential imposition of currency controls;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	difficulties with compliance with transfer pricing regulations;
●	changing restrictions or conditions for the repatriation of profits;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under its share option schemes or equity incentive plans;
●	workforce uncertainty or labor unrest;
●	litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
●	difficulties associated with staffing and managing international operations, including differing labor relations; and
●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Exchange rate fluctuations may materially affect Fr8Tech’s results of operations and financial condition.

Though a majority of Fr8Tech’s revenues are denominated in U.S. dollars, Fr8Tech does effect contracts in Mexico in which Fr8Tech invoices for its services in Mexican pesos. Fr8Tech’s growing Fr8fleet brand is targeted towards Mexican-based Shippers and, if successful, may cause the percentage of revenues denominated in Mexican pesos to increase over the next several years. Fr8Tech may execute contracts in Canadian dollars or other currencies at some point in the future. Fr8Tech also has a number of its personnel operating in Mexico and it pays an ongoing payroll and key suppliers in Mexico, most of it in Mexican pesos. Unexpected exchange rate fluctuations between the U.S. dollar and the Mexican peso could adversely affect Fr8Tech’s results from operations.

Fr8Tech monitors and manages its exposures to changes in currency exchange rates and interest rates. It may use derivative instruments to mitigate the impact of changes in these rates on Fr8Tech’s financial position and results of operations; however, changes in exchange rates and interest rates cannot always be predicted or hedged and may have a material adverse effect on Fr8Tech.

Fr8Tech may be subject to claims by third parties asserting that its employees or Fr8Tech has misappropriated their intellectual property, or claiming ownership of what Fr8Tech regards as its own intellectual property.

Many of Fr8Tech’s employees have spent many years in the high technology, transportation and logistics industries. Some of these employees may be subject to proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although Fr8Tech tries to ensure that its employees do not use the proprietary information or know-how of others in their work for Fr8Tech, Fr8Tech may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If Fr8Tech fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and Fr8Tech could be required to obtain a license from such third party to commercialize its technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if Fr8Tech is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

There is a pending litigation between subsidiary Freight App, Inc. and BG Strategic Advisors, LLC (“BGSA”), a Florida-based advisory firm, in federal District Court in the Southern District of Florida. Freight Technologies, Inc. is not a party to the litigation. The suit was filed by BGSA in January 2021 alleging breach of contract. The discovery phase of the litigation has concluded and a trial was scheduled to begin October 30, 2023 should the case not resolve beforehand. Freight App, Inc. denies all liability and is vigorously contesting the suit. Freight App, Inc. has also filed counterclaims against BGSA in the litigation. If BGSA or any other third were able to assert a significant liability through litigation against Fr8Tech or any of its subsidiaries, this could have a significant material adverse effect on Fr8Tech.

Risks Related to Employee Matters and Managing Growth

Fr8Tech’s management team is relatively new and its future success will depend on its ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Fr8Tech’s Chief Executive Officer accepted his position and our Chief Financial Officer joined Fr8Tech in September 2020 while our Chief Operating Officer joined the company in August 2021. These three executives had not worked together prior to joining Fr8Tech. Fr8Tech’s ability to execute its business strategies and manage its growth will largely depend on its executive team and key employees, the loss of whose services may adversely impact the achievement of its objectives. While Fr8Tech has entered into employment agreements with certain of its executive officers and key employees, any of them could leave Fr8Tech’s employment at any time. Fr8Tech does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of its other employees. The loss of the services of one or more of its current employees might impede its objectives. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in Fr8Tech’s industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

Recruiting and retaining other qualified employees, consultants and advisors for Fr8Tech’s business, including scientific, technical and experienced industry personnel, will also be critical to its success. There is currently a shortage of skilled executives in Fr8Tech’s industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Fr8Tech may have to incur additional recruiting and training expenses to adequately staff its company. Fr8Tech may not be able to attract and retain personnel on acceptable terms.

The trucking industry is highly fragmented and regulated.

The trucking industry, one of Fr8Tech’s target customers, is a disparate group comprised of truck fleet owners and independent truck drivers. Some truck fleet owners are small companies, and like independent truck drivers, may not be familiar with the industry trends or have exposure to new technologies or new methods of doing business or may not be willing to work with new technology. As a result, Fr8Tech may not be able to establish a consistently effective method for marketing its digital Marketplace and mobile application platform to such industry participants.

The trucking industry is also highly regulated. The jurisdiction of the Department of Transportation (“DOT”), the Environmental Protection Agency (“EPA”) and similar state agencies, extends to Fr8Tech’s customers in the trucking industry. DOT and EPA regulations are subject to varying interpretations which may evolve over time. If compliance with the current regulations is not actively enforced by these agencies, or enforcement continues to vary from region to region, that may affect some of Fr8Tech’s carriers’ businesses and in turn, its business could be materially and adversely affected. Fr8Tech cannot assure you that government agencies will not adopt new policies or regulations that could adversely affect its business, results of operations and financial condition.

Increased security requirements impose substantial costs on Fr8Tech and it could be the target of an attack or have a security breach, which could materially adversely affect Fr8Tech.

Fr8Tech operates in a particularly complex legal and regulatory environment. The legal environment of a cloud-based software business is evolving in the U.S. and other jurisdictions and Fr8Tech is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business.

Fr8Tech’s business is subject to a variety of U.S. and Mexican laws, rules and regulations, including those affecting “Motor Carriers, Owner-Operators and Transportation Brokers” issued by the US Federal Motor Carrier Safety Administration (“FMCSA”) of the DOT. Fr8Tech is subject to many U.S., Canadian and Mexican federal, state and local laws and regulations including those related to internet activities, privacy, rights of publicity, data protection, intellectual property, health and safety, competition, consumer protection, payments, transportation services, insurance coverage and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm Fr8Tech’s business.

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm Fr8Tech’s business. These may involve privacy, data protection and personal information, content, intellectual property, data security, retention and deletion. In particular, Fr8Tech is subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the U.S. U.S. federal, state and foreign laws and regulations which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and evolving industry in which Fr8Tech operates and may be interpreted and applied inconsistently from country to country and inconsistently with its current policies and practices. Fr8Tech’s customers upload and store customer data in its cloud-based platform. This presents legal challenges to Fr8Tech’s business and operations, such as consumer privacy rights or intellectual property rights. Both in the U.S. and abroad, Fr8Tech must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on its cloud-based platform as well as in the operation of its business. Fr8Tech cannot determine the effect that any new requirements will have on its cost structure or its operating results, and new rules or other future security requirements may increase its costs of operations and reduce operating efficiencies. Regardless of its compliance with security requirements or the steps Fr8Tech takes to secure the data on its platform, it could also be the target of an attack or security breaches could occur, which could materially adversely affect Fr8Tech’s business.

Fr8Tech’s growth plan may not succeed as quickly as anticipated, if at all.

Fr8Tech’s commercial freight marketplace and mobile application platform matching the needs of carriers offering transportation services and Shippers requiring commercial freight services is relatively new to the market. Success of its digital commercial freight matching brokerage service will depend on the adoption rate of this relatively new technology by Fr8Tech’s customers. Since many Carriers are small companies slow to adapt to new technologies, Fr8Tech may not be able to establish a consistently effective method for marketing its platform and mobile application to such industry participants. Fr8Tech’s plan to commercialize and grow the usage of its platform and service offerings may not succeed as quickly as anticipated, if at all. Fr8Tech has also launched a fixed fleet product under Fr8fleet. The success of the Fr8fleet product offering and brand are uncertain if even achievable. Fr8Tech is also launching an LTL product in Mexico, with little experience within this segment. The ultimate success of the Fr8Now product offering and brand are uncertain if even achievable.

Fr8Tech expects to expand its organization, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.

Fr8Tech expects to increase its business development efforts and grow its sales and carrier personnel, specifically targeting at its key accounts and leveraging known customer preferences, to increase adoption of Fr8Tech’s solution platform for both its Shippers and carriers with live 24/7 tracking on shipments. Fr8Tech is establishing creative marketing campaigns in Mexico’s domestic, cross-border market and now LTL market. As it expands its cross-cultural workforce both in the U.S. and Mexico, Fr8Tech may encounter difficulties in managing its growth. Fr8Tech also plans to invest in its technology team so it can continue to build out internal tools on its platform and to help support the various brands under Fr8Tech’s umbrella. Failure to manage its growth could disrupt its operations and materially and adversely affect its results of operations and financial condition.

We have identified material weaknesses in our internal control systems and may need to hire additional personnel and develop and maintain proper and effective internal control over financial reporting, or the accuracy and timeliness of its financial reporting will be adversely affected.

Post Merger, Fr8Tech’s financial statements have become those of the Company’s and Fr8Tech’s management team members are now the executive officers of the Company. Fr8Tech is required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of the Company’s internal control over financial reporting. In particular, Fr8Tech is required to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting. We are in the process implementing a number of measures to address the material weakness that has been identified. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

To address these identified control weaknesses, we may need to add personnel or hire external expertise as well and will implement new financial processes. We intend to take steps to remediate the control weaknesses described above through hiring additional qualified accounting and financial reporting personnel, or outsourcing requirements to qualified third parties and further evolve its accounting processes and policies. We intend to complete the implementation of our remediation plan during 2023. We may not be able to fully remediate these weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

The Company’s independent registered public accounting firm will not be required to attest to the effectiveness of the Company’s internal control over financial reporting for so long as the Company remains a “smaller reporting company” as defined in applicable SEC regulations. The management team of the Company will be required to disclose changes made in its internal controls and procedures on an annual basis. To comply with the requirements of its financial statements becoming those of the Company following the Merger, we need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. The Company’s new audit committee also needs to be advised and regularly updated on management’s review of internal controls. We have begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation of its internal control over financial reporting needed to comply with Section 404, and we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if it identifies or its independent registered public accounting firm identifies deficiencies in Fr8Tech’s internal control over financial reporting that are deemed to be material weaknesses, the market price of the Company’s ordinary shares could decline and the Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Risks Related to our Ordinary Shares

We pay no dividends.

We have never paid cash dividends in the past, and currently do not intend to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Our future dividend policy will be subject to the discretion of our Board of Directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions, and other factors. Therefore, we can give no assurance that any dividends of any kind will ever be paid to holders of our Ordinary shares.

The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to our shareholders.

The trading price of our ordinary shares is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons, including:

●	variations in our results of operations;

●	the high number of preferred shares and warrants convertible into ordinary shares outstanding in comparison to total ordinary shares;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press reports, whether or not true, about our business;

●	regulatory allegations or actions or negative reports or publicity against us, regardless of their veracity or materiality to our company;

●	changes in pricing made by us or our competitors;

●	conditions in the financial advisory market;

●	additions to or departures of our management;

●	fluctuations of exchange rates of the Mexican Peso and the U.S. dollar and to a lesser extent, the Canadian dollar;

●	release or expiry of transfer restrictions on our outstanding ordinary shares;

●	sales or perceived potential sales or other disposition of existing or additional ordinary shares or other equity or equity-linked securities, including by our principal shareholders, directors officers and other affiliates;

●	actual or perceived general economic and business conditions and trends globally and in the freight industry in particular; and

●	the potential or actual effect of program trading on our stock price; and

●	changes or developments in the global regulatory environment.

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

The number of ordinary shares outstanding and reported on a number of financial web-sites does not incorporate the effect from conversion of preferred shares, warrants, options or convertible debt and can lead to confusion on the Company’s valuation and hindering its stock value .

Fr8Tech’s capital structure has included and may include a number of securities including preferred shares, warrant, options and convertible debt that are exchangeable or convertible into Ordinary shares. The number of shares that is reported on a number of financial web-sites does not include the potential effect from the possible conversion/exchange of these securities for ordinary shares. As a consequence, the valuation of the Company on financial web-sites is typically quite low, which can lower the interest in the Company from larger investors. Consequently, the Company’s share value and appreciation might be hindered from what it might be otherwise and would have a negative impact on us, our equity raising efforts, and our shareholders.

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

Our management has considerable discretion in the market segments it chooses to pursue. You will not have the opportunity, as part of your investment decision, to assess whether the company’s business development efforts are appropriately focused, which may be used for purposes that do not improve our efforts to achieve or maintain profitability or increase our ordinary shares price in the short term. The Company may focus its resources on developing market segments that do not produce income in the short-term, that produce negative margins or that lose value.

Substantial future sales or registrations or perceived potential sales or registrations of our ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ordinary shares to decline significantly.

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2022, we had 16.3 million ordinary shares outstanding as public float (1.63 million following the March 24, 2023 reverse split) and preferred shares and warrants convertible into up to 56.4 million additional ordinary shares (5.64 million following the March 24, 2023 reverse split). All of our ordinary shares are freely transferable by persons other than our affiliates without restriction or additional registration under the Securities Act. However sale of ordinary shares or their perceived potential sale by any other substantial shareholder in the public market could cause the price of our ordinary shares to decline significantly.

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

We are exempted from certain corporate governance requirements of the NASDAQ by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act and the majority of our board is independent);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors (although our compensation committee is made up entirely of independent directors; or

●	have regularly scheduled executive sessions for non-management directors.

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

There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company (“PFIC”).

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

We have recently received several written notifications from The Nasdaq Stock Market LLC informing us that we no longer meet certain continued listing requirements of the Nasdaq Global Market/Nasdaq Capital Market. There is no assurance that an active trading market for our Ordinary shares will be sustained.

On January 28, 2020, we received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) that it no longer meets Listing Rule 5450(v)(1)(A) which requires it to maintain a minimum $10,000,000 in stockholders’ equity for continued listing. The Company reported in its Form 6-K for the period ended June 30, 2019 that its stockholders’ equity was $9,490,313 and we regained compliance at the time.

On March 12, 2020, we received a letter from the Nasdaq indicating that, the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days did not meet the minimum bid price of $1.00 per share required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(a)(1). The letter also indicated that the Company will be provided with a compliance period of 180 calendar days, or until August 31,2020, in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). The letter further provided that if, at any time during the 180-day period, the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq provided the Company with written confirmation that it achieved compliance with the minimum bid price requirement.

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

Although we transitioned to the Nasdaq Capital Market and had regained compliance with the continued listing requirements of the Nasdaq, we recently received another written notification from the Nasdaq on May 13, 2021 informing us that we no longer meet Nasdaq Listing Rule 5550(b)(1), which requires us to maintain a minimum $2,500,000 in stockholders’ equity for continued listing. We had reported in our last annual report on Form 20-F for the period ended December 31, 2020 that our stockholders’ equity was $631,145. Under the Nasdaq Rules, we had 45 calendar days (no later than June 28, 2021) to submit a plan to regain compliance. If our plan were accepted, we should be granted an extension of up to 180 calendar days from the date of written notification letter to evidence compliance. We submitted our plan and the Nasdaq granted us until November 9, 2021 to regain compliance. On September 28, 2021, we announced in a Form 6-K filed with the Securities and Exchange Commission that we had consummated a sale of an aggregate of 63,000 ordinary shares, par value $0.05 and a pre-funded warrant to purchase 65,000 ordinary Shares to ATW Opportunities Master Fund, L.P. for an aggregate purchase price of $270,000 pursuant to a securities purchase agreement dated September 16, 2021 (the “Securities Purchase”). Because of the Securities Purchase, we regained compliance with the stockholders’ equity requirement. The Nasdaq shall continue to monitor our ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report we do not evidence compliance, we may be subject to delisting.

As part of the issuance of shares in the Merger, we announced in a Form 6-K filed with the Securities and Exchange Commission that we had pro forma projections showing capital for the Company in excess of $5,000,000 following the Merger.

On October 26, 2022, we received a notice from the Nasdaq informing us that our share price had traded below $1 and that we had 180 days to remedy the situation. We effected a 10:1 reverse stock split on March 24, 2023 and were informed on April 11, 2023 that we had regained compliance with Listing Rule 5550(a)(2), and the matter was closed

We intend to take all reasonable actions to ensure compliance with the Nasdaq. However, there can be no assurance that we will maintain compliance with the Nasdaq Rules or will otherwise be in compliance with other Nasdaq listing criteria on a go-forward basis. Should we not be able to maintain compliance, our ordinary shares might be delisted and you will likely experience a devaluation in the market price of your shares as well as face challenges in trading them forthwith.

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

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our consolidated financial statements.

We are in the process of reviewing and identifying control deficiencies in the design and operation of our internal control over financial reporting, as further described in Item 15 of this Annual Report (“Controls and Procedures”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. As we have yet to complete this work, management is unable to conclude on the effectiveness or lack of effectiveness of its internal controls as of December 31, 2022. Discovery of a material weakness and its possible effects on our results could have material and adverse effect on our stock price.

Item 4. Information on the Company

A. History and development of the company.

Our History and Corporate Structure

History

Freight App, Inc. (formerly known as “Freight Hub, Inc.” and hereinafter referred to as “Fr8 App”) was incorporated in 2015 as a Delaware corporation. It was founded with a view to developing and bringing solutions to the relatively unorganized cross-border commercial freight market on the U.S.-Mexico border, and by extension, the U.S.-Canada border. In January 2019, Freight Hub México, S.A De C.V., a wholly-owned subsidiary of Fr8 App was formed. In December 2021, Freight Hub Mexico, S.A De C.V. changed its name to Freight App de Mexico, S.A De C.V. (“Freight App Mexico”).

The freight transportation supply chain, and the Fr8App marketplace product, begins with parties having transportation needs (“Shippers”) which are fulfilled by those offering freight transportation services (“Carriers”). Within the demand and supply equation, Shippers seeking suitable means of transportation for their goods or products represent demand and Carriers with freight transportation capability represent supply. The Fr8App marketplace was designed to facilitate matching the two, i.e,. demand with supply. The first commercial version of Fr8App’s products was launched for commercial distribution in 2017. Fr8App’s initial commercial efforts were focused on promoting their Fr8App marketplace to brokers in the logistics industry.

Fr8App continued its product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service, ramping up at the end of 2019 and fully launched during the second quarter of 2020. The latest generation of products under the Fr8App brand at the time were brought to market during the second quarter of 2020 and a new management team was hired during the third quarter of 2020 to bring a renewed focus to promoting freight services to Shippers and Carriers and de-emphasize the marketing efforts aimed at brokers in the logistics industry.

The Merger

Hudson Capital Inc. (“Hudson Capital”) was initially established as “China Internet Nationwide Financial Services Inc.”, a holding company incorporated under the laws of British Virgin Islands on September 28, 2015. On July 28, 2017, Hudson Capital announced the pricing and closing of its initial public offering (“IPO”) and its shares began trading on NASDAQ Global Market on August 8, 2017 under the symbol “CIFS.” In keeping with the board’s plan to diversity its operations, rebrand itself and seek new strategic options, Hudson Capital board members and management were completely changed and the corporate name was changed to “Hudson Capital, Inc.” on April 23, 2020 and the company began to trade under the new symbol, “HUSN” on May 8, 2020. The securities were also transferred to the Nasdaq Capital Market at the opening of business on July 16, 2020.

The Hudson Capital board considered multiple potential merger candidates before identifying Fr8App as the most able to complete a merger and offer the best potential value for its stockholders. Pursuant to such determination, Hudson Capital and Fr8App entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) on October 10, 2020 with Hudson Capital Merger Sub I, Inc., its Delaware wholly-owned subsidiary (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware subsidiary of Merger Sub I (“Merger Sub II”), Fr8Tech and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”).

This Merger Agreement was terminated on December 13, 2021 and on December 29, 2021, a new merger agreement was entered into between, Hudson Capital, Merger Sub I, Fr8App and the Stockholders’ Representative (the “New Merger Agreement”). On February 14, 2022, a Certificate of Merger was filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby in accordance with the New Merger Agreement, Merger Sub I merged with and into Fr8App, with Fr8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company (the “Merger”). The Merger closed on February 14, 2022. On February 14, 2022, we effected another 2.2:1 reverse split of our ordinary shares and our ordinary shares began trading on a split adjusted basis on February 15, 2022.

Following the Merger, On March 25, 2022, we dissolved Merger Sub II and Hudson Capital Holding Co., Ltd. On March 30, 2022, we sold Hongkong Internet Financial Services Limited (“HKIFS”) in its entirety to a private investor. The divestment of HKIFS was effected through the sale of the entirety of the equity interest in HKIFS. As of the divestment date, there are no remaining or contingent obligations or benefits from HKIFS.

In connection with the Merger, the following unregistered, restricted securities were issued by Hudson Capital to shareholders of Fr8App, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions (the “Merger Consideration”):

Securities Issued in Merger	Issued at Merger*	Underlying Ordinary Shares**
Ordinary Shares	2,577,655	257,766
A2 Preferred Shares _	1,264,360	126,436
A1A Preferred Shares	4,473,547	447,354
Series Seed Preferred Shares	7,020	702
Series B Preferred Shares	7,389,850	738,985
Series A4 Preferred Shares	568,930	56,893
Ordinary Shares Warrant	5,218	522
Series Seed Warrant	4,165	416
Equity Awards for Ordinary Shares	1,958,287	195,829
Total Issued in Merger	18,249,032	1,824,903

* Issued at Merger is not adjusted for the March 24, 2023 reverse split.

** Underlying Ordinary Shares is adjusted for the March 24, 2023 reverse split.

Also, in connection with the Merger, the Company’s Board accepted the resignations from the Hudson Capital board of directors, namely Warren Wang, Hon Man Yun, Ming Yi (Martin), Hong Chen and Xiaoyue Zhang, and from the positions of Chief Executive Officer and Chief Financial Officer of Warren Wang and Hon Man Yun, respectively, effective upon closing of the Merger. Javier Selgas, Nicholas H. Adler, William Samuels, and Marc Urbach were appointed new directors of the board. Each of the following executives was appointed to the respective office set opposite to his/her name:

Javier Selgas – Chief Executive Officer

Mike Flinker - President

Luisa Irene Lopez Reyes – Chief Operating Officer

Paul Freudenthaler – Secretary and Chief Financial Officer

Hudson Capital continued as a British Virgin Islands (“BVI”) business company and on May 26, 2022 changed its name to Freight Technologies Inc. and its symbol on the Nasdaq Capital Market to “FRGT”. Fr8App continues as a corporation incorporated in the State of Delaware and as a wholly-owned subsidiary of Freight Technologies, Inc. References herein to the “Combined Company” are intended to be references to Freight Technologies Inc., after giving effect to the Merger and the closing of the transactions contemplated by the New Merger Agreement.

With the divestment of HKIFS mentioned earlier, we are no longer involved in any of the businesses originally started by Hudson Capital. We are now, through Fr8Tech, a BVI business company, operating under three brands, Fr8App, Fr8Fleet and our recently announced Fr8NOW.

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

In addition to being the legal entity in the US, we consider Fr8App to be the brand name of a B2B freight-matching platform powered by Artificial Intelligence (“AI”) and Machine Learning. It is the evolution of our traditional North American transportation logistics technology platform, focusing on full truckload freight (“FTL”) for domestic and cross-border markets in Mexico, the US and Canada. Fr8App uses its proprietary technology platform to connect Carriers and Shippers and significantly improve matching and operation efficiency via innovative technologies such as freight-matching technology based on bidding, digital broker services, real-time tracking, , transportation management, fleet management, and committed capacity solutions. Fr8App is a platform built to match individual loads in the FTL segment.

Fr8fleet is our technology-driven solution for large corporate enterprise customers with a demand for regular and ongoing shipping and logistics. In contrast to Fr8App which is based on booking individual loads, Fr8fleet, our dedicated capacity services, provides exclusive use of an entire truck to an enterprise, ensuring on-time delivery and reduced handling for pristine condition of goods. Real-time tracking offers complete transparency and assists users by providing regular updates on their shipments, and our platform allows for easy booking, tracking, and management.

Fr8NOW is our newest brand and is our first foray into the less-than-truckload (“LTL”) business. Fr8Now was developed to be a trusted LTL shipping partner for businesses of all sizes with a focus on businesses in the country of Mexico. Our innovative technology provides an easy booking process, flexible options, and affordable pricing that are designed to make us the go-to choice for LTL shipping needs in Mexico. Fr8NOW started its first LTL operations, albeit minimal, late in the first quarter of 2023.

Fr8App’s technology product offerings includes (i) a computerized platform (the “Platform”) that holds an online portal (the “Portal”) and a mobile App solution (the “App”) to provide 3PL services to companies actively involved in the freight transportation market, (ii) a Transport Management Solution (“TMS “) for customers to manage their own fleet, and (iii) freight brokerage support and customer service based on the Platform. Fr8App believes it is the first digital commercial freight-matching broker to offer 3PL while targeting the domestic Mexican and the cross-border Mexico-U.S.-Canada markets (“Target Markets”). Fr8App serves cross-border traffic across the Mexico-U.S. border, the U.S.-Canada border, and domestic shipments within each of these three countries, with a primary focus on full truck-load freight. Its cutting-edge cloud-based Platform was designed to connect in real-time parties with commercial transportation needs.

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

Fr8App’s Portal is the system’s front-end, a tool that Fr8App’s customers and providers use to summarize data on the Fr8App Platform such that it is in a usable form from a business perspective. This data is accessed online on a computer via a browser, or through a mobile App located on a smart telephone. Once Shippers and Carriers gain access to the Platform they can enter into transactions such as booking a load and administering the manner in which that load will be managed, and reviewing summary information on display within the Platform. Below are two screen-shots from the Portal for illustrative purposes:

Fr8App’s Platform

Fr8App’s Platform contains the primary operating system. It is a digital freight-matching platform that facilitates booking of freight transactions at the Shipper and Carrier level. The matching of Shipper requirements and Carrier capacities can occur on the Platform automatically, without the need for human intervention. A Fr8App Platform user can be very involved in the process and actively control its shipment activities by inputting Shipper requirements and matching those with Carrier offerings and tracking shipments as they leave their point of origin and arrive at their ultimate destination, i.e., managing his or her company’s logistics. Among other things, Fr8App’s Platform can provide a system user with a summary of all its freight activities through a combination of reports or visual displays on its screen. A system user can track the status of a given delivery on a visual display of the map with status updates on the load location and status from the moment the shipment leaves its origin through to its final destination. A system user can also set up routes that are physically different from one that the Platform might recommend if that system user has a preference for a given route over another, perhaps because of altitude or temperature differences on competing routes.

Shippers can use Fr8App’s Platform to post their freight needs, find available Carriers, enter into a freight contract with them, and monitor the transported goods while their shipment is in transit. Carriers can use Fr8App’s Platform (through the Portal or mobile App), to accept shipment requests, assign transportation jobs to available truck drivers instantaneously, or make themselves available on routes or route segments to avoid driving “dead” or empty trucks from one location to another. Carriers can receive notifications every time a load or job request is entered by a Shipper that matches the criteria they are looking for on a given shipment type and shipment lane. Every time there is a match and a Carrier hauls a load, the Platform’s algorithm takes this into account and creates a history that can be referred to when attempting to fulfill future Shipper requests. Fr8App’s mobile App is used by Carriers to give them visibility on Shipper needs, gives Carriers full visibility on all of their shipping options and helps them eliminate empty miles on the road, leading to a reduction in operating costs. Its specialized technology is designed to enhance supply chain visibility and operations, helping reduce Carrier’s carbon footprint and improving profitability and environmental sustainability.

Fr8App’s API

Fr8App’s Platform has a public application programming interface (“API”), that is accessible free of charge and has the ability to integrate with both Shippers’ and Carriers’ systems to automate the process of booking a load and bringing visibility to the process. An API is an interphase consisting of a series of computer instructions that allow one type of system to interact with another separate system by taking information from one system and making it legible and usable by another. It can be compared to something like a translator that takes instructions in English and translates them into Spanish so that users on both sides of the translation can work with the underlying instructions. In Fr8App’s service offering context, an API allows one of our customer’s freight tracking systems to provide information to Fr8App’s Platform and for our Platform to provide information to our customer’s system using a data structure or language that is legible by that customer’s computer system. An API is a tool allowing Fr8App to have a number of different customers and providers, each with different operating systems, to interact with and use Fr8App’s Platform and automate all the stages of any given load.

Fr8App’s Mobile App, FMS, TMS

Users can access the Platform through an internet browser on a computer or through the mobile App in a smartphone, using the same credentials.

Fr8App also offers a cloud-based TMS solution to maximize the efficiency of a company’s transportation operations. TMS can be used by either a Shipper as its key logistics tool, independent of using Fr8App’s Platform or Portal solutions. TMS can help Shippers manage their fleet as well as post requests for freight services on its Platform. The cloud-based TMS solution is available to Shippers wanting to actively manage their supporting Carriers or their own fleet of trucks. Fr8App also gives a TMS solution user the option to source additional freight capacity or offer its over-capacity on the Fr8App Platform. Fr8FMS (Fr8App´s “FMS”) allows transportation companies and owner operators to handle their own fleet reducing their operational costs, and enables them to haul loads from Shippers in the platform´s marketplace.

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

Industry Overview and Market Trend

According to 33rd Annual State of Logistics Report authored by Kearney, the U.S. domestic truck freight transportation market was estimated at $831 billion in 2022. The Mexican domestic freight market was estimated at approximately $45.5 billion, and the U.S.-Mexico cross-border freight transportation market was estimated at $535 billion, up from an estimated $461 billion in 2021. Additionally, Mexico’s overall trade with the U.S. is estimated to grow at an CAGR of approximately 2.7% between 2021 and 2025. Fr8Tech expects the market to continue growing at rates at least equal to historic rates and likely higher than that rate given the recent near-shoring phenomenon.

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

In early 2020, U.S. President Donald Trump used trade policy in a manner that displaced global supply chains across industries and around the world. With global supply chains in disarray and no foreseeable end to the COVID-19 pandemic, Fr8Tech believes Mexico is a logical location for U.S. companies considering options to diversify away from the geopolitical risks associated with the ongoing U.S.-China trade tension. The approval of the USMCA in combination with new perspectives as related to national security implications of foreign-based supply chains may bring about changes in Mexico’s freight market, in terms of globalization or regionalization and logistics integration, as well as, the role of 3PL operators. Fr8 Tech believes this supply chain volatility is driving an increase in demand for large and small freight brokers to secure more abundant freight capacity, in real-time, which is readily available on Fr8Tech’s freight-matching platform and facilitated by its Fr8App Platform solution and Fr8Radar. Fr8Tech believes this supply chain volatility is aggravated by a shortage of drivers thereby creating further pressure on the need for a more comprehensive approach to logistics management, with the view to meeting supply chain requirements while attempting to minimize increases in the related freight costs. Fr8Tech acts as an intermediary between the total system’s freight requirements and the related freight demand in a more efficient manner than if various of the parties requiring freight contracted these services on their own or managed their own proprietary fleets. Fr8Tech believes that its ability to secure available freight capacity, using the Fr8App Platform solution, amongst available truck drivers offers customers an organized, efficient solution to transporting goods domestically and internationally in favorable or unfavorable market environments. Additionally, Fr8Tech believes it is well positioned to benefit from the increasing trade across both the U.S.-Mexico and the U.S.-Canada borders caused by supply chain volatility and magnified by the COVID-19 pandemic as well as the increasing needs for reliable freight service within the country of Mexico.

Fr8Tech believes that traditional 3PLs rely on a network of offices staffed with individuals tasked with communicating with colleagues, customers and transportation companies to identify and secure freight services that meet their customers’ specific needs. The process is manual, inefficient, and lacks transparency. Cross-border transportation challenges can include tracking, visibility, multiple hand-offs (where applicable), and international customs and regulatory inefficiencies. The ability to access real-time freight capacity and locate the right truck at the right time becomes critical to securing a reliable shipment service. Fr8App believes market conditions have created an increased demand for digital freight brokers who can help ease capacity constraints, open up new shipping lanes, and provide a benchmarking tool for both Shippers and Carriers.

Important Factors of the Trucking Industry

According to an October 2022 article titled, “Trends Transforming the Trucking Industry Outlook in 2023” published by Linchpin, below are the factors affecting the outlook for the U.S. trucking industry:

●	Highest GDP contribution– The U.S. currently stands at the number one spot when it comes to GDP contribution from the trucking industry.
●	Job percentage – more than 5.8% of jobs in the U.S. are related to the trucking industry.
●	Biggest Employer – Walmart currently stands as the company that has the most hired truckers
●	Total freight carried – Trucks carried approximately 10.8 billion tons of goods across the country each year.
●	Preferred form of transportation – almost 70% of the goods transported in the U.S. are carried around by trucks from state to state.
●	Grocery store dependence – grocery stores are highly dependent on truck drivers to carry supplies to multiple locations. Most grocery stores would run out of transportation options within three days if truck drivers halted grocery deliveries.
●	Truck driver shortage – experts believe that the trucking industry needs to hire at least 900,000 more drivers to meet the growing demand.
●	Miles per year – on average, a truck driver logged in more than 100,000 miles over the past year.

Market Opportunity

According to Modor Intelligence, the Mexican 3PL market is expected to register a compound annual growth rate of over 7.0% between 2021 and 2025. According to the same source, the US and Canadian 3PL markets are expected to grow at a 3.5% and 3.0% compound annual growth rate, respectively, over the same time period. According to the Mexican Association of Online Sales, (AMVO in Spanish), the e-commerce market within Mexico increased 81% during 2020. According to Mordor Intelligence, the Mexican LTL market grew at a CAGR of 44.3% from 2016-2021, making it one of the fastest growing logistics segments in North America. Fr8Tech believes this commercial freight market growth is driven by growing domestic economies and increasing trade flows, which are not only from one region to another, but are more decentralized and fragmented as well as by the arrival and presence of large on-line retailers such as Amazon and MercadoLibre. Fr8Tech believes these factors are expected to intensify the complexity of logistics activities in the coming years in what has been a relatively fragmented Mexican transportation market on a historical basis. Fr8Tech believes the U.S. and Canadian markets remain relatively fragmented as well though they have each seen major logistics companies enter the industry over the past decade. Fr8Tech believes the evolution of supply chains is also susceptible to changes in consumer habits, driven further by e-commerce and international health issues, such as the COVID 19 pandemic. Rising consumer expectations have had an observable effect throughout the supply chain, driving the need for greater efficiency and speed. Technology in warehouses, onboard trucks, and on smartphones has led to automating critical processes, improving visibility into the shipment lifecycle, and enabling faster decisions. In addition to profitability, sustainability and reliability has likely become a consideration of every Shipper’s bottom line. Fr8Tech believes that an ability to respond to increasing market volatility in real-time, can become an asset contributing to a Shipper’s business success. Fr8Tech believes this consideration is further exacerbated by qualified driver shortages in the U.S. and Canada. Fr8Tech believes the TMS market to be in a development stage similar to the consumer transportation industry, or “taxicabs”, prior to the introduction of wider reaching platforms like Uber and Cabify. Fr8Tech continues to invest in improving its TMS technology and expects these investments to help improve its Platform as well as the range of services Fr8Tech may offer to its Shippers and Carriers, under its three different brands, over time.

Fr8Tech believes the Mexican commercial freight market is also ripe for technological disruption as adoption of technology in this industry segment has lagged several others in the commercial transportation space. Fr8Tech believes there are significant complexities within the Mexican freight transportation market that give Fr8Tech a competitive advantage. As an example, there are standard ways in which a new carrier is evaluated as a potential business counterparty in the U.S. There are several industry, data and government databases and electronic tools for investigating a potential business supplier and no such vetting processes overseeing the commercial freight transportation market in Mexico. Fr8Tech continues to gain a deep understanding of these unique processes, within the Mexican transportation industry, to gain a competitive advantage over future market entrants. Fr8Tech intends to leverage this competitive advantage into opportunistically selected routes carrying traffic throughout Mexico and into the U.S. and Canada.

Fr8Tech’s operations center in Mexico is located in Monterrey, Mexico, a city which accounts for the second highest GDP in Mexico (behind only Mexico City) and, historically, a transportation hub within the domestic and cross border Mexican freight transportation market. Fr8Tech plans to leverage its presence in Monterrey to become a leader in international freight to and from Mexico, and into and across the U.S. and Mexico, and into Canada.

The Fr8App Brand

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

The vetting process for Shippers includes the following:

●	Mexico Beneficial Cargo Owner (BCO) or Broker (3PL): Articles Incorporation charter, tax registration number, legal representative power of attorney, legal representative ID, banking information, address receipt, fiscal situation document, fiscal obligations opinion document (updated), Fr8App credit form
●	For US or Canada Client (BCO) or Broker (3PL): W-9 form for US, TD1 form for Canada, Fr8App credit form

Fr8Tech collections group performs a credit report analysis which includes a due diligence of the customer credit record, revenues of the customer for the latest 3 years, industry in which client operates, review of current insurance coverage, and payment terms negotiated. Fr8Tech has had immaterial bad debt expense in the past several years.

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

Fr8App’s Platform can automatically match Shippers with Carriers within the Fr8App network, instantaneously. Carriers are sent push notifications through the Platform every time a load or job request is entered by a Shipper that matches the criteria Carriers are looking for on a given shipment and lane.

By leveraging its technology, the increasing usage, and amount of traffic booked on its Platform, Fr8Tech can work with customers to optimize their supply chain, eliminate empty miles on the road, and reduce their carbon footprint. A transformation in the logistics transportation industry is taking place. With its proprietary software, Fr8Tech offers smart solutions under its various brand names that create sustainable alternatives and offer benefits to both Shippers and Carriers, including:

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

Fr8fleet

Fr8fleet is our technology-driven solution for large corporate enterprise customers with a demand for regular and ongoing shipping and logistics. It was developed to accommodate demand from large corporate clients that have a need for ongoing logistics capacity. In contrast to Fr8App, which is based on booking individual loads, Fr8fleet, our dedicated capacity services, provides exclusive use of an entire truck or a fleet of trucks to an enterprise, ensuring on-time delivery and reduced handling to maintain the pristine condition of goods. Real-time tracking from Fr8radar offers complete transparency and assists users by providing regular updates on their shipments, and our platform allows for easy booking, tracking, and management.

Fr8NOW

Fr8NOW is our newest brand and is our first foray into the LTL business. Fr8Now was developed to be a trusted LTL shipping partner for businesses of all sizes with a focus on businesses in the country of Mexico. Our innovative technology provides an easy booking process, flexible options, and affordable pricing that are designed to make us the go-to choice for LTL shipping needs in Mexico. We believe we are one of the first entrants in this particular segment in the country of Mexico. Fr8NOW started its first operations, albeit minimal, late in the first quarter of 2023.

Fr8Tech’s Customers

Fr8Tech’s customers consist of Shippers and Carriers across North America. A Shipper will use Fr8Tech to request bids on a shipment or a series of shipments of certain characteristics and a Carrier will agree to the terms set forth on its Platform. Carriers have the option to carry out deliveries prior to receiving payment from Fr8App, and Shippers may start shipments before submitting their payment to Fr8Tech. Fr8Tech mitigates payment risks by pre-screening and approving all Shippers and Carriers prior to approving either party. Fr8Tech believes that Shippers value the features and benefits from its Platform by working with trusted Carriers that help alleviate driver shortages. Shippers also benefit from the cost transparency available on Fr8Tech’s Platform as there are no hidden fees. Shippers can count on the safety and reliability of the Platform as Fr8Tech tracks cross border shipments. Lastly, Shippers can benefit by managing their logistics needs in one control center, all on Fr8Tech’s Platform.

For the year ended December 31, 2022, each of two customers accounted for 42% and 16% of Fr8App’s accounts receivable. At December 31, 2021, each of two customers accounted for 35% and 15% of Fr8App’s accounts receivable. For the year ended December 31, 2022, each of two customers accounted for 17% and 11% of Fr8App’s revenues. For the year ended December 31, 2021, one customer accounted for 37% of Fr8App’s revenues.

Fr8Tech believes Carriers value its ability to assist in minimizing empty (deadhead) miles and making every mile, a mile paid for. Carriers also benefit from the Platform’s transparency and know how much they are scheduled to make from fulfilling each job. Carriers receive faster payment for their services by using Fr8Tech’s Platform and avoid potentially expensive factoring companies. Lastly, Carriers can benefit from Fr8Tech’s Platform by using it as a tool to streamline workflows and increase overall efficiency.

Fr8Tech’s Growth Strategy

Fr8Tech intends to establish Fr8App as the top brand for digital freight marketplace in the Mexican domestic market as well as U.S-Mexico and Mexico-U.S. cross-border markets. Fr8Tech intends to leverage Fr8App’s position within the U.S-Mexico and Mexico-U.S. cross-border markets, into opportunistically expanding its footprint across select routes in the U.S. and into Canada. Fr8Tech plans to aggressively expand its Fr8fleet offering in Mexico and leverage its presence in that market with the offering of a highly targeted LTL product. Fr8Tech’s growth strategy consists of the following:

Fr8Tech plans to expand the Shipper base and increase its Carrier ecosystem operating under the Fr8App brand throughout all three countries, with an initial focus on the Mexico-U.S. cross-border market, a select portion of the U.S. domestic market and a select segment of the Mexican domestic market. With recent investments in its Platform, internal tools for sales representatives, and targeted hiring, Fr8Tech plans to gain from returns to scale from a highly trained labor force, most of it in Mexico, to manage its ongoing daily operations throughout North America. Using creative marketing campaigns, Fr8Tech intends to reinforce the benefits of using its Platform and increase adoption amongst existing Shipper and Carrier customers, including those wishing to engage in the LTL offerings. With the use of business intelligence tools and management solutions, the Company will actively manage margins and maintain lean operating units. By leveraging customer references and building off existing Shipper relationships, Fr8Tech believes it will be able to add new accounts to its portfolio across the domestic trucking industry in Mexico, at the U.S.-Mexico cross-border and opportunistically select routes within the U.S. and the U.S.-Canada border commercial freight transportation market. Lastly, by leveraging its infrastructure and network in the FTL business, Fr8Tech believes it will be uniquely suited to launch a selectively targeted LTL offering within select markets in Mexico through Fr8Now.

Fr8Tech plans to continue to build trust among all Carriers across its three brands by managing its Shipper base and LTL demands to provide a high level of fulfilment, and effective management of loads. We will monitor service levels across its Platform with on-time pick up and delivery metrics. That same technology is used to managed Fr8fleet and Fr8NOW. To deliver high performance attention while maximizing value to its Carrier customers, we plan to continue to manage the talent in its Carrier sales force such that it is able to quickly respond to high volume primary loads and spot loads, as necessary.

Fr8Tech intends to continue developing a very well-trained bilingual sales force and operations team and further develop its “Fr8App University” Program. Fr8Tech intends to help grow all sales and operations teams by hiring qualified individuals to train them within the industry and continue working with them on a side-by-side basis.

Fr8Tech will continue to invest in its technology to improve and differentiate its Platform, as well as, expand its TMS offerings for Shippers. Fr8Tech plans on integrating more of its business customers through customized API’s and launching a fleet management system for Carriers.

Focusing On Automation

●	Go Digital: Fr8Tech believes that by providing more sophisticated automation to the relatively untapped digital commercial freight market in Mexico, and expanding upon initial efforts in the U.S. and Canada, it will strengthen its position within the domestic transportation segments in Mexico and the U.S. and grow its revenue stream. By leveraging existing relationships with Shippers, Fr8Tech will train Carriers utilizing the Fr8App Platform to improve operations and gain more transportation loads. Fr8Tech would like Shippers and Carriers to work toward making its Fr8App Platform totally “self-serve” where Carriers and Shippers gain access to the Platform without human intervention. Its goal is to automate sales and operations functionality throughout the process while providing real-time visibility for all parties; – Shippers, Carriers and Fr8Tech. Fr8Tech further believes that its Fr8Radar is a tremendous value-add for both Shippers and Carriers in the country of Mexico, where there is little adoption of this key security and logistics planning tool.

●	Be digital: Fr8Tech intends to continue refining and automating its operational flow and maximize efficiencies while thoughtfully growing its brokerage division. Fr8Tech is investing in adding development efforts to expand its technology team and to work towards building out more internal tools to maximize efficiency in its brokerage division such as real-time pricing tools by coupling historical lane data analytics with API integration as well as other unique internal data sets. Fr8Tech launched new tools to facilitate the onboarding of Carriers in early 2023 and anticipates a similar improvement for Shippers in mid-2023.

Balancing Contractual and Spot Business, Domestic and Cross-Border

Primary markets are markets with established regular routes that are contracted for over a period of time. and spot markets are negotiated at a specific point in time and, usually in response to some form of short-term overage that was not originally planned by a Carrier. Fr8Tech understands the importance of balancing its efforts and business between primary and spot markets. As Fr8Tech moves forward advances in serving the domestic with Mexico domestic and U.S.-Mexico cross-border markets opportunities, Fr8Tech will try to leverage spot opportunities presented by different global situations, such as high market volatility as a result of COVID-19, the trade wars, the recent near-shorting phenomenon and other macroeconomic factors creating a shortage of supply and surplus in demand. As the market stabilizes, Fr8Tech will increasingly try to target higher volume, long-term contractual business directly from Shippers through its Fr8App brand, local traffic in Mexico through Fr8fleet and new streams of business through Fr8Now.

Research and Development

The first commercial version of Fr8Tech’s products was launched in 2017. Fr8Tech continued its product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service towards the end of 2019 and into early 2020.

The next generation of Fr8Tech products were brought to market during the second quarter of 2020 and consist of (1) the online Portal and Mobile App by itself, (2) the TMS, and (3) Fr8App’s Platform supplemented with freight brokerage support and customer service. The latest generation consists of improvements and refinements to the Fr8App Platform, the offering of capacity through Fr8fleet and the nascent Fr8Now brand that will make inroads in the LTL market in Mexico.

All products work under a similar business model whereby margins are generated as the different between costs paid to Carriers and amounts invoiced to Shippers, per transaction under the Fr8App and Fr8Now brand and for capacity under Fr8fleet. Under the Fr8App and Fr8Now brands, each one of the shipments that are made through the Platform (Portal or App) are considered a transaction. The difference between the products resides in the degree of active assistance provided by Fr8Tech in the operation of the Platform itself. If the system user operates with the Platform without assistance, the interaction between Shipper and Carrier offerings is automatically carried out on the system. If the Platform is supplemented with freight brokerage support and customer service, then the Fr8Tech team’s active intervention is required through the Platform’s BackOffice, thus allowing more flexibility to the parties involved to negotiate and agree on rates. Currently, Fr8Tech’s offering of using its Platform supplemented with freight brokerage support and customer service accounts for 100% of Fr8Tech’s revenue. Fr8Tech believes the industry is still anchored in communication through traditional channels (phone or email), and human attention is valued in the management of shipments.

Fr8Tech’s BackOffice

However, for traditional brokers, the Fr8Tech Platform is a solution to try to get capacity to their clients, quickly, when they have not achieved it through their traditional channels and methods. We anticipate that brokers will use the Portal to help augment their present offerings in the freight market over time and thereby providing Fr8Tech with an additional source of revenue.

Fr8Tech’s systems development team works in a development environment that is based on Scrum methodology. This methodology allows it to deliver new functionalities as frequently as it designs, which is presently every two weeks. By applying concepts such as Continuous Integration and Continuous Delivery (“CI/CD”), Fr8Tech believes its development process is highly robust. Following is a visual depiction of the Scrum Methodology:

Its technology has been designed with the goals of building a highly efficient, adaptable, scalable and secure platform with the potential to vastly improve operating margins of freight transactions. Following are some of the features of Fr8Tech’s technology infrastructure and development methodologies:

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
j.	Access to multiple data centers in different geographic zones

Fr8Tech is developing and plans to develop reporting, online analytical processing, analytics, data mining, process mining, complex event processing, business performance management, benchmarking, text mining, predictive analytics, and prescriptive analytics. All these enhanced functionalities will increase the utility and add value to any user of its Platform and in turn, help drive traffic to the Platform itself.

Sales and Marketing

Fr8Tech’s marketing approach centers on digital marketing as the primary channel to promote the company’s brands, including Fr8app, Fr8fleet and, most recently, Fr8Now. Fr8Tech uses a range of techniques, such as search engine optimization, social media, and email marketing, to generate leads and gain brand presence. Fr8Tech’s strategy is focused on the long-term establishment of our brand as a reliable, top-quality provider in the logistics industry. We avoid relying on short-term advertising campaigns that can be expensive and only generate temporary presence, preferring to create valuable content, build relationships with our audience, and engage with them through the channels they use most. The company’s commitment to digital marketing is unwavering, and the company is always exploring new ways to improve our approach and reach new audiences. By focusing on building a loyal customer base and establishing ourselves as a trusted logistics solution provider we expect to be able to build a self-sustaining business over the long term.

Fr8Tech targets its product offerings under the Fr8App and Fr8fleet brands to high volume contractual lanes from a variety of Shippers, from small and mid-market Shippers to large multinational corporations. The sales and marketing efforts are by and large through direct contact with potential Shippers by the Fr8App sales team. We also use specifically targeted information to prospective clients by using advance sales prospecting tools. Once Shippers are onboarded, they may choose to clear their loads on the marketplace itself or solicit assistance from our operations and customer service teams.

Fr8Tech builds Carrier density with high volume consistent business from Shippers and builds buying power as it continues to attract more Carriers to use the Platform. Carriers can operate under any of our brand names but typically gravitate towards one or the other, ie., doing long haul under Fr8App or operating routes under Fr8fleet. Fr8Tech is establishing creative marketing campaigns in the Mexico domestic market to reinforce the benefits of using its Platform and Portal and Fr8Radar, and to increase adoption of its technology and solution.

Fr8Now targets potential clients through developing target communications and profiles on the internet as well as with some Shipper clients that have expressed an interest in the LTL product.

Regulations

The Carriers with which Fr8App transacts its cross-border business, are usually legal corporate entities, LLC’s, or their equivalents, in Mexico and Canada. The Carriers with which Fr8fleet transacts its business are usually smaller entities, either owner-drivers or companies with less than 20 trucks. Fr8App enters into contracts for the provision of services with Shippers and Carriers while the Shippers and Carriers are typically subject to rules and regulations for operating within their given industry and, as applicable, the freight industry within their respective countries of operation. Carriers are responsible for being duly certified and operating under good standing as required by their corporate residence and the locations over which they carry freight. For US carriers, the main regulator is the US Department of Transportation (“DOT”) and various state level equivalents. For Mexico Carriers, the relevant counterparty is the “Secretaria de Transporte” and in Canada it is “Canadian Transportation Agency”. Of note is that nearly the entirety of regulatory compliance burden with Fr8App’s business footprint falls on the Carriers themselves. For example, Fr8App’s regulatory compliance in the U.S. is for the most part limited to remaining in good standing with the DOT. Meanwhile the US based Carriers Fr8App works with are also required to comply with the DOT but may also have additional requirements for maintaining a number of operating licenses, insurance requirements and special certifications (i.e., border-crossing).

Consequently, the cost to comply with government regulation for Fr8Tech as a whole is relatively low. Government regulations affecting the manner in which the truck freight industry operates, and more specifically on Fr8App, Inc., would likely impose a number of obligations on parties that secure Carrier freight services within the freight industry. Depending on the nature of the regulatory changes, Fr8Tech’s business model could be adversely affected. However, it is nearly impossible to attempt to identify all cases that would affect the Company’s business model. For example, a change in trade regulations could increase or decrease freight volumes across a given border but the Company’s business model may not be adversely affected. A disease in products such as lettuce could affect the segment of our business that works with lettuce producers shipping from Mexico into the US and Canada. A US policy to impose tariffs on foreign steel could decrease cross-border traffic but increase domestic freight traffic in the steel industry. In comparison, if regulations were decreased and border restriction removed or lessened, as it occurred in the European Union as border restrictions eased, the added-value that Fr8Tech provides to our customers by assisting them with the nuances of border-crossing freight could be eliminated and our business from that segment could be negatively affected.

While Fr8Tech does not anticipate any wide or far-reaching changes in regulations affecting our industry, they are not out of the question and they could affect Fr8Tech’s business model in a material way.

Fr8Tech’s business is subject to a variety of U.S. and Mexican laws, rules and regulations, including those affecting “Motor Carriers, Owner-Operators and Transportation Brokers” issued by FMCSA of the DOT. Fr8Tech is subject to many U.S., Canadian and Mexican federal, state and local laws and regulations including those related to internet activities, privacy, rights of publicity, data protection, intellectual property, health and safety, competition, consumer protection, payments, transportation services, insurance coverage and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created or amended in a manner that could harm Fr8Tech’s business.

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm Fr8Tech. These may involve privacy, data protection and personal information, content, intellectual property, data security, retention and deletion. In particular it is subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the U.S. U.S. federal, state and foreign laws and regulations which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and evolving industry in which it operates and may be interpreted and applied inconsistently from country to country and inconsistently with its current policies and practices. Fr8Tech’s customers upload and store data in its Platform. This presents legal challenges to its business and operations, such as consumer privacy rights or intellectual property rights. Both in the U.S. and abroad, Fr8Tech must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on its cloud-based platform as well as in the operation of its business.

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

In Mexico, our Fr8App and Fr8fleet brands compete with many logistics companies and freight brokers. They also buy from and sell transportation services to companies that compete with us. There are very few direct technology-based competitors that are focused on the domestic transportation market in Mexico and we have been unable to find a competitor similar to Fr8Now in the LTL segment in Mexico.

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

Furthermore, both established and emerging competitors have direct access to U.S.-Canadian cross border trade routes, where Fr8App intends to serve on an opportunistic basis as well. According to the U.S. Bureau of Transportation Statistics, a total of $412.0 billion worth of freight moved across the U.S.-Canada border in 2022.

In the future, competition may also come from other sources in the future as new technologies are developed and new methods of transportations are made widely available. Innovations in transportation technology, including driverless trucks, artificial intelligence and logistics could adversely affect the demand for Fr8App’s 3PL services.

In relation to the LTL market in Mexico, there are several established players, including Penske Logistics, TIBA, Pak2Go, FedEx Estafeta and Transplace. According to the Mexican Association of Online Sales, (AMVO in Spanish), the e-commerce market within Mexico increased 81% during 2020. According to Mordor Intelligence, the Mexican LTL market grew at a CAGR of 44.3% from 2016-2021, making it one of the fastest growing logistics segments in North America. We believe there is a large segment of business-to-business traffic that we can capture and take advantage of a number or trucks that are already in our Fr8fleet program to address some of the LTL opportunities in Mexico. We have a number of commercial clients that have already requested LTL services from us with whom we worked with during our roll out during the first quarter of 2023.

Intellectual Property

On January 7, 2021, Fr8Tech filed a trademark application with the U.S. Patent and Trademark Office for the Fr8Technologies design mark. Fr8Tech currently does not hold any patents or own any registered trademarks. Fr8Tech believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise. While it considers its intellectual property rights to be valuable, Fr8Tech believes that its competitive position depends primarily on its ability to increase and eventually to maintain a leadership position by developing innovative proprietary solutions, technology, information, processes, insights and business intelligence to satisfy both Shippers and Carriers’ needs through its Platform.

Fr8Tech’s principal asset consists of its software, which it invests in on a monthly basis through development work by employees and externally contracted parties. Fr8App invested approximately $0.4 million and $0.5 million in software during the years ended December 31, 2022 and 2021, respectively. Fr8Tech expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

Employees

As of March 30, 2023, we have a total of 86 employees, 69 of them are based in Mexico with the remaining in the U.S. and other virtual locations and 8 contract-based employees. None of its employees are represented by a labor union or covered by a collective bargaining agreement. Fr8Tech considers its relationship with its employees to be good. Fr8Tech has three principal executives including its CEO, CFO and COO. Fr8Tech has the following number of people including its executives in each of its departments: Finance and Administration – 14, Carrier Sales – 14, Shipper Sales 9, IT and Development – 11, Operations – 29 and Support – 9. Relationships with employees are stable and favorable.

Fr8App’s Chief Executive Officer, Javier Selgas, initially joined Fr8Tech as Chief Technology Officer and has over a dozen years of experience in developing technology and digital marketing. Fr8Tech’s Chief Financial Officer and Secretary, Paul Freudenthaler, has over 30 years of financial experience and has been Chief Financial Officer for several leading companies in both the U.S. and Mexico. Fr8Tech’s Chief Operating Officer, Luisa Lopez, has over 25 years of experience within the logistics and supply chain industry across North America.

Facilities

Fr8Tech’s U.S. headquarters office is located at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380, and its Mexican headquarters office is in Monterrey, Mexico. The headquarters location consists of a rental office. The facilities in Monterrey consists of an office facility in Monterrey of approximately 262 m2, with desks and chairs for approximately 31 staff, meeting rooms, executive offices, a terrace and small kitchenette. Fr8App evaluates its needs for facilities on an ongoing basis. There are no environmental issue affecting access and utilization of any of the company’s assets.

C. Organization structure.

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship

Freight App, Inc.	Delaware	Wholly-owned subsidiary

Freight App de México S.A. de C.V.	Mexico	Wholly-owned subsidiary

D. Property, plants and equipment.

Facilities

We currently maintain two physical offices in The Woodlands, Texas and Monterrey, Mexico and nearly all of our personnel work from remotely during part of week with employees located across the US, Mexico Spain and Colombia. In January 2020, we entered into a lease agreement for 7 workstations in Mexico for a term of 12 months and expired on December 31, 2020. In November 2020, the Company entered into a lease agreement for 14 workstations in Mexico for a term of 12 months and expired on October 31, 2021. In November 2021, the Company entered into a lease agreement for 62 workstations and two private offices in Mexico for a term of 12 months, which will expired on October 31, 2022. The Company entered into a lease agreement on November 2, 2022, for an office facility in Monterrey of approximately 262 m2 for a period of 12 months which is due to expire November 1, 2023 for an amount equivalent to approximately $5,700 per month. The rental cost for the years ended December 31, 2022 and 2021, was approximately $118,000, $110,000, respectively. In October 2020, the Company entered into a worksuites arrangement for a workspace in an office located in The Woodlands, Texas, on a month-to-month basis for $94 per month. The contract continues in effect.

Equipment

Fr8Tech’s principal asset consists of its software, which it invests in on a monthly basis through development work by IT and Development employees and externally contracted parties. Fr8App invested approximately $0.4 million, and $0.5 million in software during the years ended December 31, 2022 and 2021, respectively. Fr8Tech expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

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

A. Operating Results

Overview

After February 14, 2022, when we consummated the Merger and after March 30, 2022, when we sold our wholly-owned Hong Kong subsidiary, Hongkong Internet Financial Services Limited (“HKIFS”), which held and operated our financial advisory business, in its entirety to a private investor, we are no longer in the financial advisory business and no longer have any presence or holdings outside of North America. The sale was for a nominal amount of $1.

Instead, we are now, through our wholly-owned subsidiary, Freight App, Inc. (formerly known as “Freight Hub, Inc.” and hereinafter referred to as “Fr8App”) and Fr8App’s wholly-owned Mexico subsidiary, Freight App de México, S.A De C.V. (“Freight App Mexico”) involved in the freight management business. On May 26, 2022, we changed our name and ticker symbol from “Hudson Capital, Inc.” and “HUSN”, respectively, to “Freight Technologies, Inc.”, and “FRGT”, respectively.

Prior to February 14, 2022, Hudson was mainly in the business of providing financial services in the People’s Republic of China to meet the financial and capital needs of our clients, which comprise largely of small-to-medium sized enterprises (“SMEs”). Through our wholly-owned subsidiaries, Hongkong Internet Financial Services Limited and CIFS (Xiamen) Financial Leasing Co., Ltd, our contractually controlled and managed company, Hongkong Shengqi Technology Limited, its wholly-owned subsidiary, Beijing Yingxin Yijia Network Technology Co., Ltd and its contractually controlled and managed company, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“SYX” or “Sheng Ying Xin”), and SYX’s wholly-owned subsidiaries, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), Fu Hui (Shenzhen) Commercial Factoring Co., Ltd (“FuhuiSZ”), Yingda Xincheng (Beijing) Insurance Broker Co., Ltd (“ Yin Da Xin Cheng”), Fuhui (Xiamen) Commercial Factoring Co., Ltd (“FuhuiXM”), Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd. and Hangzhou Yuchuang Investment Partnership. Hudson primarily offered commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and supply chain financing services.

Key Factors Affecting Our Results of Operations

The demand for our platform and our related services is dependent upon overall economic conditions in North America. General economic factors, including the amount of international trade across North America may affect our shipper client needs for our services. A slowdown in the economy, such as from a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income and the consequent effect on international trade. This may negatively shippers desire to transport goods and the need to use our platform.

Trends

Fr8Tech believes the growing interest in digital freight matching platforms shows that traditional 3PL providers recognize the sweeping technological shifts in the industry and is ready to offer solutions to market participants. During the last three years, the industry has seen severe swings due to the volatility of global and domestic supply chains in light of significant market distortions resulting from the global pandemic caused by the virus known as COVID-19 and its follow-on effects. This supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity which is available in a digital marketplace and facilitated by software portals and platforms. Fr8Tech believes the supply chain will continue to evolve into an increasingly digital platform. As it does so, Fr8Tech believes digital brokers, can play an integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

In the short-term, Fr8Tech believes the COVID-19 pandemic has also changed the nature of global commerce and shipping. Cross-border travel and trade restrictions were put into effect and could return, even as economies and trade continue to re-open around the globe. Trucking capacity is not steadily available across borders. Contract carriers can still only go to certain pre-specified locations and companies continue to need to determine where specific available freight capacity is and how much it costs. The near-shoring phenomenon continues to point towards more freight crossing over the US border with Mexico and a lesser extent, Canada. Fr8Tech believes that these conditions are creating part of the market void where digital brokers come into play for cross-border and consequently, intra-country commerce.

Results of Operations

Comparison of the Years Ended December 31, 2022 and December 31, 2021

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

($’000’s)

	For year ended
	Dec 31 2022	Dec 31 2021	Inc/(Dec)%
Revenue
Revenue	25,888	21,474	4,414	20.6%
Cost and Expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	23,625	19,559	4,066	20.8%

Compensation and employee benefits	4,963	3,712	1,251	33.7%
General and administrative	3,561	2,618	943	36.0%
Sales and marketing	557	92	465	505.4%
Depreciation and amortization	243	302	(59)	-19.5%
Total cost and expenses	32,949	26,283	6,666	25.4%

Operating loss	(7,061)	(4,809)	(2,252)	46.8%

Other income and (expenses)
Interest expense, net	(907)	(1,136)	229	(20.2%)

Other income and (expenses)	(128)	(2,215)	2,087	(89.5%)
Total other income (expense)	(1,035)	(3,351)	(2,316)	(69.1%)

Loss before income taxes	(8,096)	(8,160)	64	(0.8%)

Income tax expense	91	40	51	127.5%
Net loss attributable to ordinary shareholders	(8,187)	(8,200)	13	(0.2%)
Foreign translation adjustment	89	(51)	140	(274.5%)
Comprehensive loss	(8,098)	(8,251)	153	(1.9%)

Revenues

Fr8Tech’s revenues grew to $25,888 for the year ended December 31, 2022 from $21,474 for the year ended December 31, 2021, an increase of $4,414 and 20.6% on year-over-year basis. This year-over-year increase in the year ended December 31, 2022 shows the impact of Fr8Tech’s new offerings under the Fr8fleet brand on its revenue. Revenues from Fr8fleet were approximately $3,685 higher during the twelve months ended December 31, 2022 relative to the prior year’s results while the Company’s Fr8App brand did not grow at rates as high as it has in past years due to the decrease in a single important client’s business volume beginning in the fall months of 2022. The Company has worked to repair this relationship and anticipates for the cross-border piece to resume by mid-2023.

Costs of Revenue

Similar to the pattern seen in revenues, Fr8Tech’s cost of revenue, exclusive of depreciation and amortization, grew to $23,625 for the year ended December 31, 2022 from $19,559 for the year ended December 31, 2021, an increase of $4,066 and 20.8% on a year-over-year basis. This year-over-year increase moves in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic and in the traffic mix itself from quarter-to-quarter and year-to-year. Our margins improved in the second half of 2022 over the first half of 2022 as capacity on the carrier side started to return to a more normal level during the second half of 2022. Our brand mix also varied in 2022 versus 2021 as our Fr8fleet brand represented nearly 15% of revenues during the year ended December 31, 2022 versus 0.3% during the year ended December 31, 2021.

Compensation and Employee Benefits

Fr8Tech’s compensation and employee benefits expenses were $4,963 for the year ended December 31, 2022 compared to $3,712 for the year ended December 31, 2021, which was a $1,251 or 33.7% increase on a year-over-year basis. Fr8Tech anticipates that its compensation and employee benefits expenses will continue to increase on a year-over-year basis as we continue to invest in the expansion of our sales force (both shipper and carrier) and in the support staff required for the company to operate as a publicly-traded company, albeit at a lesser rate than our expected increase in revenues. We also incorporated some variable compensation plans during early 2021 to incentivize management and staff efforts in a manner consistent with our growth plans. These continued in place through 2022. Total employees at December 31, 2022 and 2021 were 88 and 82, respectively.

General and Administrative

General and administrative expenses were $3,561 for the year ended December 31, 2022 compared to $2,618 for the year ended December 31, 2021, which was an increase of $943 or 36.0%. The increase in expenses for the year ended December 31, 2022 is due to the incurrence of legal fees, higher insurance costs and other additional costs of being a public company that were not necessary during the year ended December 31, 2021. We expect our general and administrative expenses to continue to increase as the Company grows albeit at a lesser rate than the anticipated increase in revenues.

Sales and Marketing

Sales and marketing expenses were $557 for the year ended December 31, 2022 compared to $92 for the year ended December 31, 2021, which was an increase of $465 or a 505.4% increase. The increase in marketing expenses in 2022 was almost entirely due in large part to a strategic alliance with a US-based counterparty that is working with us to originate and manage US domestic business and that was paid for with the issuance of Ordinary shares. We continue to use direct advertising on the internet and social media platforms for recruiting and promotion. We expect these to continue to increase as we continue to grow our business and as we start managing three different brands in 2023 when we were only managed two during 2022 and one brand for most of 2021.

Depreciation and Amortization

Depreciation and amortization expenses represent the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to Fr8App’s fixed assets. This expense decreased to $243 for the year ended December 31, 2022, from $302 for the year ended December 31, 2021, a decrease of $59 or 19.5% on a year-over-year basis. This expense pattern is consistent with the levels of investment in Fr8App’s software and its fixed assets over time as these decreased by nearly 22.7% on a year-over-year basis during 2022 relative to the year before.

Other income and expenses

Interest expenses for the year ended December 31, 2022 decreased to $907,013 from $1,136,096 for the year ended December 31, 2021 due to the conversion of the notes payables at the Merger in February 2022, partially offset by interest expenses related to the increase in the short-term borrowing facility. During the year ended December 31, 2021, other income and expense also included a loss on initial issuance of private warrants of $2,829,065 and a gain of $497,759 from a change in fair value of warrant liabilities. During the year ended December 31, 2022, other income and expense included a $128,051 loss from change in fair value of warrant liabilities. The notes payable issued during 2021 and warrants and related accounting treatment are more fully described in Notes 13 and 18, respectively, of our consolidated financial statements.

Net Loss

Fr8Tech’s net loss for the year ended December 31, 2022 decreased to $8,187 from $8,200 for the year ended December 31, 2021 or by $13 or 0.2% on a year-over-year basis, as a result of the items described above.

Liquidity and Financial Position

Fr8Tech has historically met its cash needs through a combination of cash flows from operating activities, term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity. Fr8Tech’s cash requirements are generally for operating activities and debt repayments. Fr8Tech funded its early operations with a combination of debt and equity and we continue to work to position the Company to operate on a go-forward basis with a minimal amount of long-term debt. Fr8Tech’s Warrant Liability of $4,951 at December 31, 2021 was exercised to equity at the Merger in February 2022. Convertible Notes Payable of $7,858 at December 31, 2021 including $3,609 in convertible notes raised during 2021, were converted to equity at the Merger in February 2022. Fr8Tech raised a total of $3,609 in convertible notes during 2021 and all convertible notes outstanding at the time of the Merger were converted into equity at the Merger. We also received net proceeds at the closing of the Merger in the amount of approximately $3.5 million and continue to incur short-term debt over the near-term that is collateralized by our accounts receivable. Fr8Tech expects it will maintain its short-term debt facility with a third party to continue to support ongoing operations. Most recently, on January 3, 2023, Fr8Tech closed on a new $6.6 million convertible note facility with a private investor.

Our accounts receivable and unbilled receivable balances at December 31, 2022 grew by 65.8% on a year-over-year comparative basis, which was due to slower payment on two key shipper accounts and is also consistent with the increase in revenues over the periods compared. Fr8Tech’s accounts payable, short-term borrowings and accrued expenses have also increased at a rate of 44.7% on a year-over-year comparative basis, also in line with the increase in operating levels over the time periods compared and the additional short-term debt incurred to fund our increase in accounts receivable. At December 31, 2022, Fr8Tech has an accumulated net capital surplus of $3,131, no long-term debt, and a working capital surplus of $2,175. All of the convertible notes payable and warrant liabilities converted to equity at the time of the Merger.

In March 2019, we secured a revolving line of credit that is used to assist with managing our working capital. The maximum principal amount that may be drawn under the line of credit was $3 million at December 31, 2021 and was increased since then to $5 million. The initial maturity date on this facility was March 7, 2020 and it has since been extended by mutual written consent of the lender and Fr8Tech to a maturity date of July 31, 2023. As of December 31, 2022 and 2021 the amount drawn under this facility was $3,347 and $1,732, respectively.

As shown in the accompanying consolidated financial statements as of December 31, 2022, we had an accumulated deficit of approximately $30.0 million, short-term debt of $3.4 million, unrestricted cash of approximately $1 million and a working capital of approximately $2.2 million. In addition, for the years ended December 31,2022 and 2021, we reported operating losses and negative cash flows from operations.

We have spent most of our cash resources on funding our operating activities. Through December 31, 2022, we have financed our operations primarily with the proceeds from the sale and issuance of our ordinary and preferred shares as well as convertible promissory notes and debt.

The Company has a number of facilities in place, including for future debt and securities placements with established investors with maturity dates beyond twelve months from the date these consolidated financial statements are available to be issued. However, since those facilities have conditions precedent for future fundings, and even though in some cases the capital providers of these facilities have been waived these same conditions in prior fundings, given that the funding is not unconditional, there can be no assurance that such financing would be available to us on favorable terms or at all.

If we are unable to raise additional capital moving forward, our ability to operate in the normal course and continue to invest in our business may be materially and adversely impacted and we may be forced to scale back operations or divest some or all of our assets.

As a result of the above, in connection with our assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that our liquidity condition raises substantial doubt about our ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should we be unable to continue as a going concern.

Cash flows ($’000’s)

Comparison of the Years ended December 31, 2022 and December 31, 2021

The following table summarizes our sources and uses of cash for the years ended December 31, 2022, and December 31, 2021:

(All amounts in $’000s)	2022	2021
Net cash used in operating activities	(8,470)	(5,930)
Net cash used in investing activities	(381)	(470)
Net cash provided by financing activities	6,572	6,833
Net effect of exchange rates on cash	(37)	(47)
Net (decrease) increase in cash and cash equivalents	(2,316)	386

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

For the year ended December 31, 2022, net cash used in operating activities was $8,470. The $8,470 of net cash used in operating activities consisted of a net loss of $8,187 adjusted for non-cash charges of $2,399 offset by net changes in our net operating assets and liabilities amounting to $2,681. The non-cash charges primarily consisted of share-based compensation costs of $1,004, amortization of costs and interest accruals on convertible notes of $540, $243 of depreciation and amortization, $483 for payment of professional services in exchange for stock and change in fair value of warrant liability of $128. The cash required to fund the change in our net operating assets and liabilities was primarily due to increases in accounts receivable of $2,603 and prepaid assets of $684, offset by an increase in accounts payable, security deposit and accrued expenses of $605. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall increase in business activities relative to earlier periods.

For the year ended December 31, 2021, net cash used in operating activities was $5,930. The $5,930 of net cash used in operating activities consisted of a net loss of $8,200 adjusted for non-cash charges related to valuation of a warrant liability for $2,331, non-cash charges of $1,443, net changes in our net operating assets and liabilities amounting to $1,388 and interest accrued on long term borrowings and a gain on extinguishment of debt of $115. The non-cash charges primarily consisted of amortization of costs and interest accruals on convertible notes of $905, $302 for depreciation and amortization and $235 in share-based compensation costs. The cash required to fund the change in our net operating assets and liabilities was primarily due to increases in accounts receivable of $1,527 and prepaid and other assets of $592 offset by an increase in accounts payable and accrued expenses of $730. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall increase in business activities relative to earlier periods.

Cash flows used in Investing Activities

For the year ended December 31, 2022, net cash used in investing activities was $381. The cash flow used was driven by investment in software development and purchases of equipment.

For the year ended December 31, 2021, net cash used in investing activities was $470. The cash flow used was driven by investment in software development and purchases of equipment.

Cash flows provided by Financing Activities

For the year ended December 31, 2022, net cash provided by financing activities was $6,572. The cash flow provided was driven primarily by net proceeds from the issuance of ordinary and preferred shares of $5,165, a net draw on borrowing facilities for $1,615, repayment of insurance financing for $400, and proceeds from the exercise of stock options and warrants for $191.

For the year ended December 31, 2021, net cash provided by financing activities was $6,833. The cash flow provided was driven primarily by proceeds from convertible notes of $3,609, proceeds from notes payable of $2,620, a net draw on borrowing facilities for $432 and proceeds from the exercise of warrants for $191.

C. Research and development, patents and licenses, etc.

After HKIFS was sold in its entirety on March 30, 2022, there are no assets, liabilities or contingencies remaining from Hudson Capital Inc.’s financial services businesses or any other of Hudson businesses as of that date.

The first commercial version of Fr8Tech’s products were launched in 2017. Fr8Tech continued its product development efforts throughout 2018, added initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service towards the end of 2019 and into early 2020.

Fr8Tech’s principal asset consists of its software, which it invests in on a monthly basis through development work by employees and externally contracted parties. Fr8Tech invested approximately $0.4 million, $0.5 million and $0.2 million in software during the years ended December 31, 2022, 2021 and 2020, respectively. Fr8Tech expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

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

D. Trend information.

After HKIFS was sold in its entirety on March 30, 2022, the trend information of the Company on a going-forward basis in this Item 5D. pertains only and is limited to the industry in which its subsidiaries operate.

Fr8Tech believes the growing interest in digital freight matching platforms shows that traditional 3PL providers recognize the sweeping technological shifts in the industry and is ready to offer solutions to market participants. During the last twelve quarterly calendars ending in December 2022, the industry has seen severe swings due to the volatility of global and domestic supply chains in light of significant market distortions resulting from the global pandemic caused by the virus known as COVID-19. This supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity which is available in a digital marketplace and facilitated by software portals and platforms. Fr8Tech believes the supply chain will continue to evolve into a more digital platform. As it does so, Fr8Tech believes digital brokers, like Fr8Tech can play an integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

In the short-term, Fr8App believes the COVID-19 pandemic has also changed the nature of global commerce and shipping. Cross-border travel and trade restrictions were put into effect and may return, even as economies and trade continue to re-open around the globe. Trucking capacity is no longer readily available across borders. Contract carriers can still only go to certain pre-specified locations and companies continue to need to determine where specific available freight capacity is and how much it costs. More recently, the near-shoring phenomenon shows early promises to increase cross-border traffic in Mexico, and to a lesser extent, Canada. Fr8Tech believes that these conditions are creating part of the market void where digital brokers come into play for cross-border and consequently, intra-country commerce.

According to the U.S. Bureau of Transportation Statistics, the U.S. domestic truck freight transportation market, in 2022, was approximately $831 billion in size. Over the same period, the Mexican domestic freight market was estimated at approximately $46 billion. In 2022, the cross-border U.S.-Mexico freight transportation market grew to $535 billion while Mexico’s trade with the U.S. grew at an annual compound growth rate of approximately 7.5% between 2011 and 2021. Fr8App expects the market to continue growing at rates similar to growth rates observed thus far.

A primary contributor to the growth in the North American cross-border freight transportation markets has been the increased level of trade between the U.S., Mexico and Canada. Effective July 1, 2020, the three countries signed a new free trade deal the United States, Mexico, Canada Agreement (“USMCA”), replacing the North American Free Trade Agreement (“NAFTA”) enacted on January 1, 1994. As of 2019, Mexico became the U.S.’s largest single trading partner. According to the United Nations, Mexico exported an extra $3.5 billion of goods into the U.S., in the first half of 2019, since the summer of 2018 when the trade war between the U.S. and China began. Fr8App believes the replacement of NAFTA with the USMCA creates a stable environment attractive to multi-national companies considering Mexico as a market from which to export to both the United States and Canada. Furthermore, the more recent near-shoring phenomenon shows early promises to increase cross-border traffic in Mexico, and to a lesser extent, Canada.

In early 2020, U.S. President Donald Trump used trade policy in a manner that displaced global supply chains across industries and around the world. With global supply chains in some disarray, Fr8Tech believes Mexico is a logical location for U.S. companies considering options to diversify away from the geopolitical risks associated with the ongoing U.S.-China trade tension. The approval of the USMCA in combination with new perspectives as related to national security implications of foreign-based supply chains may bring about changes in Mexico’s freight market, in terms of globalization or regionalization and logistics integration, as well as, the role of 3PL operators. Fr8Tech believes this supply chain volatility is driving an increase in demand for large and small freight brokers to secure more abundant freight capacity, in real-time, which is readily available on Fr8Tech’s digital marketplace and facilitated by its Portal and Platform solutions. Fr8Tech believes this supply chain volatility is aggravated by a shortage of drivers thereby creating further pressure on the need for a more comprehensive approach to logistics management, with the view to meeting supply chain requirements without needing to increase the related freight costs. We act as an intermediary between the total system’s freight requirements and the related freight demand in a more efficient manner than if various of the parties requiring freight contracted these services on their own or managed their own proprietary fleets. Fr8Tech believes that its ability to secure available freight capacity, using the Portal and Platform solutions, amongst available truck drivers offers customers an organized, efficient solution to transporting goods domestically and internationally in favorable or unfavorable market environments. Additionally, Fr8Tech believes it is well positioned to benefit from the increasing trade across both the U.S.-Mexico and the U.S.-Canada borders caused by supply chain volatility, magnified by the recent COVID-19 pandemic and now manifesting itself with the more recent near-shoring phenomenon. Lastly, Fr8Tech believes it is well positioned to take full advantage of a less developed logistics industry in Mexico offering its managed capacity product under the Fr8fleet brand name and its LTL product under the Fr8Now brand name.

Fr8Tech believes that traditional 3PLs rely on a network of offices staffed with individuals tasked with communicating with colleagues, customers and transportation companies to identify and secure freight services that meet their customers’ specific needs. The process is manual, inefficient, and lacks transparency. Cross-border transportation challenges can include tracking, visibility, multiple hand-offs (where applicable), and international customs and regulatory inefficiencies. The ability to access real-time freight capacity and locate the right truck at the right time becomes critical to securing a reliable shipment service. Fr8Tech believes market conditions have created an increased demand for digital freight brokers who can help ease capacity constraints, open up new shipping lanes, and provide a benchmarking tool for both Shippers and Carriers. We also believe that there are few, if any other competitors that offer additional value-added features to their products such as our Fr8Radar.

Important factors of the trucking industry:

According to an October 2022 article titled, “Trends Transforming the Trucking Industry Outlook in 2023” published by Linchpin, below are the factors affecting the outlook for the U.S. trucking industry:

❖	Highest GDP contribution– The U.S. currently stands at the number one spot when it comes to GDP contribution from the trucking industry.
❖	Job percentage – more than 5.8% of jobs in the U.S. are related to the trucking industry.
❖ ❖

Biggest Employer – Walmart currently stands as the company that has the most hired truckers

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

Market Opportunity

According to Modor Intelligence, the Mexican 3PL market is expected to register a compound annual growth rate of over 7.0% between 2021 and 2025. According to the same source, the US and Canadian 3PL markets are expected to grow at a 3.5% and 3.0% compound annual growth rate, respectively, over the same time period. While we have not been able to identify solid industry numbers, we believe the LTL market in Mexico is ripe for change and there is nobody providing a digital solution in this segment at this time. Fr8Tech believes this commercial freight market growth is driven by growing domestic economies and increasing trade flows, which are not only from one region to another, but are more decentralized and fragmented. Fr8Tech believes these factors are expected to intensify the complexity of logistics activities in the coming years in what has been a relatively fragmented Mexican transportation market on a historical basis. Fr8Tech believes the U.S. and Canadian markets remain relatively fragmented as well though they have each seen major logistics companies enter the industry over the past decade. Fr8Tech believes the evolution of supply chains is also susceptible to changes in consumer habits, driven further by e-commerce and international health issues, such as the COVID 19 pandemic. Rising consumer expectations have had an observable effect throughout the supply chain, driving the need for greater efficiency and speed. Technology in warehouses, onboard trucks, and on smartphones has led to automating critical processes, improving visibility into the shipment lifecycle, and enabling faster decisions. In addition to profitability, sustainability and reliability has likely become a consideration of every Shipper’s bottom line. Fr8Tech believes that an ability to respond to increasing market volatility in real-time, can become an asset contributing to a Shipper’s business success. Fr8Tech believes this consideration is further exacerbated by qualified driver shortages in the U.S. and Canada. Fr8Tech believes the TMS market to be in a development stage similar to the consumer transportation industry, or “taxicabs”, prior to the introduction of wider reaching platforms like Uber and Cabify. Fr8Tech continues to invest in improving its TMS technology and expects these investments to help improve its Platform as well as the range of services it may offer to its Shippers and Carriers, under its three different brands, over time.

Fr8Tech believes the Mexican commercial freight market is also ripe for technological disruption as adoption of technology in this industry segment has lagged several others in the commercial transportation space. Fr8Tech believes there are significant complexities within the Mexican freight transportation market that give Fr8Tech a competitive advantage. As an example, there are standard ways in which a new carrier is evaluated as a potential business counterparty in the U.S. There are several industry, data and government databases and electronic tools for investigating a potential business supplier and no such vetting processes overseeing the commercial freight transportation market in Mexico. Fr8Tech continues to gain a deep understanding of these unique processes, within the Mexican transportation industry, to gain a competitive advantage over future market entrants. Fr8Tech intends to leverage this competitive advantage into opportunistically selected routes carrying traffic throughout Mexico and into the U.S. and Canada.

According to the Mexican Association of Online Sales, (AMVO in Spanish), the e-commerce market within Mexico increased 81% during 2020. According to Mordor Intelligence, the Mexican LTL market grew at a CAGR of 44.3% from 2016-2021, making it one of the fastest growing logistics segments in North America. Fr8Tech believes this commercial freight market growth is driven by growing domestic economies and increasing trade flows, which are not only from one region to another, but are more decentralized and fragmented as well as by the arrival and presence of large on-line retailers such as Amazon and MercadoLibre. Fr8Tech believes these factors are expected to intensify the complexity of logistics activities in the coming years in what has been a relatively fragmented Mexican transportation market on a historical basis.

Fr8Tech’s operations center in Mexico is located in Monterrey, Mexico, a city which accounts for the second highest GDP in Mexico (behind only Mexico City) and, historically, a transportation hub within the domestic and cross border Mexican freight transportation market. Fr8Tech plans to leverage its presence in Monterrey to become a leader in international freight to and from Mexico, into and across the U.S. and Mexico, and into Canada.

The Fr8App Brand

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

Fr8Tech collections group performs a credit report analysis which includes a due diligence of the customer credit record, revenues of the customer for the latest 3 years, industry in which client operates, review of current insurance coverage, and payment terms negotiated. Fr8Tech has had immaterial bad debt expense in the past several years.

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

Once approved, Shippers can request bids for a certain service or Carriers can provide bids on Shipper requests. Fr8App’s Platform matches up Shippers and Carriers and assigns a driver and truck to the job. If the Shipper client prefers to receive assistance from Fr8Tech staff, our customer service and operations groups can assist with the matching. The driver picks up the supplies while the Platform can track the progress of the trip, in real time with Fr8Radar. The driver delivers the shipment, uploads documentary evidence of the delivery (“POD”) and is paid.

Fr8App’s Platform can automatically match Shippers with Carriers within the Fr8App network, instantaneously. Carriers are sent push notifications through the Platform every time a load or job request is entered by a Shipper that matches the criteria Carriers are looking for on a given shipment and lane.

By leveraging its technology, the increasing usage, and amount of traffic booked on its Platform, Fr8Tech can work with customers to optimize their supply chain, eliminate empty miles on the road, and reduce their carbon footprint. A transformation in the logistics transportation industry is taking place. With its proprietary software, Fr8Tech offers smart solutions under its various brand names that create sustainable alternatives and offer benefits to both Shippers and Carriers, including:

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

Fr8Tech’s Customers

Fr8Tech’s customers consist of Shippers and Carriers across North America. A Shipper will use Fr8Tech’s Platform to request bids on a shipment or a series of shipments of certain characteristics and a Carrier will agree to the terms set forth on its Platform. Carriers have the option to carry out deliveries prior to receiving payment from Fr8Tech, and Shippers may start shipments before submitting their payment to Fr8Tech. Fr8Tech mitigates payment risks by pre-screening and approving all Shippers and Carriers prior to approving either party. Fr8Tech believes that Shippers value the features and benefits from its Platform by working with trusted Carriers that help alleviate driver shortages. Shippers also benefit from the cost transparency available on Fr8Tech’s Platform as there are no hidden fees. Shippers can count on the safety and reliability of the Platform as Fr8Tech tracks cross border shipments. Lastly, Shippers can benefit by managing their logistics needs in one control center, all on Fr8Tech’s Platform.

Fr8Tech believes Carriers value its ability to assist in minimizing empty (deadhead) miles and making every mile, a mile paid for. Carriers also benefit from the Platform’s transparency and know how much they are scheduled to make from fulfilling each job. Carriers receive faster payment for their services by using Fr8Tech’s Platform and avoid potentially expensive factoring companies. Lastly, Carriers can benefit from Fr8Tech’s Platform by using it as a tool to streamline workflows and increase overall efficiency.

Our Growth Strategy

Fr8Tech intends to establish itself as the top digital freight matching broker in the Mexican domestic market as well as U.S-Mexico and Mexico-U.S. cross-border markets and the Mexico LTL market. Fr8Tech intends to leverage its position within the U.S-Mexico and Mexico-U.S. cross-border markets, into opportunistically expanding its footprint across select routes across each of the three countries in North America. Fr8Tech’s growth strategy consists of the following:

Fr8Tech plans to expand Fr8App’s Shipper base and increase its Carrier ecosystem throughout all three countries, with an initial focus on the Mexico-U.S. cross-border market, a select portion of the U.S. domestic market and a select segment of the Mexican domestic market. With recent investments in its Platform, internal tools for sales representatives, and targeted hiring, Fr8App plans to gain from returns to scale from a highly trained labor force, most of it in Mexico, to manage its ongoing daily operations throughout North America. Using creative marketing campaigns, Fr8App intends to reinforce the benefits of using its Platform and increase adoption amongst existing Shipper and Carrier customers, including those wishing to engage in the LTL offerings. With the use of business intelligence tools and management solutions, the Company will actively manage margins and maintain lean operating units. By leveraging customer references and building off existing Shipper relationships, Fr8App believes it will be able to add new accounts to its portfolio across the domestic trucking industry in Mexico, at the U.S.-Mexico cross-border and opportunistically select routes within the U.S. and the U.S.-Canada border commercial freight transportation market. Lastly, by leveraging its infrastructure and network in the FTL business, Fr8Tech believes it will be uniquely suited to launch a selectively targeted LTL offering within select markets in Mexico.

Fr8Tech plans to continue to build trust among all Carriers across its three brands by managing its Shipper base and LTL demands to provide a high level of fulfilment, and effective management of loads. Fr8App will monitor service levels across its Platform with on-time pick up and delivery metrics. That same technology is used to managed Fr8fleet and Fr8NOW. To deliver high performance attention while maximizing value to its Carrier customers, Fr8App plans to continue to manage the talent in its Carrier sales force such that it is able to quickly respond to high volume primary loads and spot loads, as necessary.

Fr8Tech intends to continue developing a very well-trained bilingual sales force and operations team and further develop its “Fr8App University” Program. Fr8Tech intends to help grow all sales and operations teams by hiring qualified individuals to train them within the industry and continue working with them on a side-by-side basis.

Fr8Tech will continue to invest in its technology to improve and differentiate its Platform, as well as, expand its TMS offerings for Shippers. Fr8Tech plans on integrating more of its business customers through customized API’s and launching a fleet management system for Carriers.

Focusing on automation

●	Go Digital: Fr8Tech believes that by providing more sophisticated automation to the relatively untapped digital commercial freight market in Mexico, and expanding upon initial efforts in the U.S. and Canada, it will strengthen its position within the domestic transportation segments in Mexico and the U.S. and grow its revenue stream. By leveraging existing relationships with Shippers, Fr8Tech will train Carriers utilizing the Fr8App Platform to improve operations and gain more transportation loads. Fr8Tech would like Shippers and Carriers to work toward making its Fr8App Platform totally “self-serve” where Carriers and Shippers gain access to the Platform without human intervention. Its goal is to automate sales and operations functionality throughout the process while providing real-time visibility for all parties; – Shippers, Carriers and Fr8Tech. Fr8Tech further believes that its Fr8Radar is a tremendous value-add for both Shippers and Carriers in the country of Mexico, where there is little adoption of this key security and logistics planning tool.

●	Be digital: Fr8Tech intends to continue refining and automating its operational flow and maximize efficiencies while thoughtfully growing its brokerage division. Fr8Tech is investing in adding development efforts to expand its technology team and to work towards building out more internal tools to maximize efficiency in its brokerage division such as real-time pricing tools by coupling historical lane data analytics with API integration as well as other unique internal data sets. Fr8Tech launched new tools to facilitate the onboarding of Carriers in early 2023 and anticipates a similar improvement for Shippers in mid-2023.

Balancing contractual and spot business

Primary markets are markets with established regular routes that are contracted for over a period of time and spot markets are negotiated at a specific point in time and, usually in response to some form of short-term overage that was not originally planned by a Carrier. Fr8Tech understands the importance of balancing its efforts and business between primary and spot markets. As Fr8Tech moves forward advances in serving the domestic with Mexico domestic and U.S.-Mexico cross-border markets opportunities, Fr8Tech will try to leverage spot opportunities presented by different global situations, such as high market volatility as a result of COVID-19, the trade wars, the recent near-shorting phenomenon and other macroeconomic factors creating a shortage of supply and surplus in demand. As the market stabilizes, Fr8Tech will increasingly try to target higher volume, long-term contractual business directly from Shippers through its Fr8App brand, local traffic in Mexico through Fr8fleet and new streams of business through Fr8Now.

E. Critical Accounting Policies and Estimates.

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the consolidated financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While we base our estimates and judgments on our experience and on various other factors that we believe to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies used in the preparation of our consolidated financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 3 to our consolidated financial statements included elsewhere in this report.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with generally accepted accounting principles in the United States (“GAAP”), expressed in U.S. dollars. In the opinion of the management, the accompanying consolidated financial statements reflect all normal recurring adjustments, which in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with GAAP. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Concentrations of Credit Risk

The Company maintains cash accounts with various financial institutions. At times, balances in these accounts may exceed federally insured limits. Accounts at each institution within the United States (“US”) are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Additionally, a portion of the Company’s cash is deposited in non-US accounts. The funds are held with financial intuition that offer deposit insurance and bear specific country and regional risks. The amounts over the insured limits as of December 31, 2022 and 2021 was $449,991 and $2,661,919, respectively. No losses have been incurred to date on any deposit balances.

The financial instrument that potentially subjects the Company to concentration of credit risk is accounts receivable and unbilled receivables. At December 31, 2022, two customers accounted for 42% and 16% of the Company’s accounts receivable, respectively, and as of December 31, 2021, two customers accounted for 35% and 15% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2022, two customers accounted for 17% and 11% of the Company’s revenues, respectively. For the year ended December 31, 2021, one customer accounted for 37% of the Company’s revenues.

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

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, unbilled receivables, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2022 and 2021, respectively, principally due to the short-term nature, maturities, or nature of interest rates of the above listed items.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the net invoiced amount, net of allowances for credit losses, and do not bear interest. Unbilled receivables, which are reflected separately on the accompanying consolidated balance sheets, include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month, are recorded separately on the consolidated balance sheets. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. In accordance with Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, the Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. The Company determines expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, and our expectations of changes in macro-economic conditions, including the ongoing COVID-19 pandemic, that may impact the collectability of outstanding receivables. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the allowance for credit losses was $171,009 and $77,483, respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the year ended December 31, 2022 and 2021.

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value are recognized as a component of change in fair value of warrant liability in the consolidated statements of operations. The fair value of the warrant liabilities was estimated using a Black-Scholes option pricing formula. The warrant volatility assumption within the Black-Scholes model represents a Level 3 measurement within the fair value measurement hierarchy. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

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

Revenue Recognition

The Company’s revenues are accounted for under FASB Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.” The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services to shippers through the Company’s freight rideshare marketplace. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s single performance obligation, arising under contracts the Company has entered into with customers that define the price for each shipment and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when obligations are satisfied, which occurs over time with the transit of shipments from origin to destination. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the input method, under which revenue is recognized based on estimated average time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgement. The Company calculates the estimated percentage of an order’s transit time that is complete at period end and apply that percentage of completion of the order’s estimated revenue. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

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

At times, billing occurs subsequent to revenue recognition, resulting in an unbilled receivable which represents a contract asset. This contract asset is recorded as an unbilled receivable and presented on the consolidated balance sheets.The Company receives the unconditional right to bill when shipments are delivered to their destination.

Convertible Debt and Beneficial Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815, “Derivatives and Hedging” to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 “Debt with Conversion and Other Options” for consideration of any beneficial conversion features.

Share-Based Compensation

The Company accounts for share-based awards, including stock options and restricted stock awards, issued to employees in accordance with ASC Topic 718, Compensation—Stock Compensation. In addition, the Company issues stock options to non-employees in exchange for consulting services and accounts for these in accordance with the provisions Accounting Standards Update (“ASU”) 2018-07, Improvements to Nonemployee Share-Based payment Accounting. Compensation expense is measured at the grant, based on the calculated fair value of the award, and recognized as an expense over the requisite service period, which is generally the vesting period of the award.

The Company estimates the expected term of stock options granted to employees using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For stock options granted to non-employees, the contractual term of the option is utilized as the basis for the expected term assumption. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees. For purposes of calculating share-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The expected volatility is primarily based on the historical volatility of peer company data while the expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected option term. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

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

The fair value of options and share awards granted under the stock option plan during the years ended December 31, 2022 and 2021 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

	2022	2021
Risk-free interest rates	0.986% - 3.44%	0.986%
Expected life of options	5 years	5 years
Expected volatility	73.62% - 83.45%	78.50%
Expected dividend yield	0.00%	0.00%

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of outstanding ordinary shares for the period, considering the effect of participating securities series A and B preferred stock and series seed preferred stock. Diluted earnings (loss) per share are calculated by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive ordinary shares equivalents outstanding. During the periods when they are anti-dilutive, ordinary shares equivalents, if any, are not considered in the computation. At December 31, 2022 and 2021, there were 7,660,939 and 889,614 ordinary share equivalents, respectively (636,710 and 88,961, respectively, following the March 2023 reverse split). For the purpose of 2021 calculations, 2020 Bridge Notes and the 2021 Bridge Notes, which were issued at a conversion price determinable at certain future events and not at specified conversion price, were excluded (see Note 12). For the years ended December 31, 2022 and 2021, these potential shares were excluded from the shares used to calculate diluted loss per share as their effect would have been antidilutive.

Recently Adopted Accounting Pronouncements

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

ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if converted method for calculating diluted earnings per share, and the treasury stock method will be no longer available. In addition, ASU 2020-06 clarifies that an average market price should be used to calculate the diluted EPS denominator in cases in which the exercise prices may change on the basis of an entity’s share price or changes in the entity’s share price may affect the number of shares that may be used to settle a financial instrument and that an entity should use the weighted-average share count from each quarter when calculating the year-to-date weighted-average share. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements, since all of the Company’s convertible debt were converted to equity as part of the Merger during the year ended December 31, 2022.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU No. 2020-04 provides guidance on optional expedients for a limited time to ease the operational burden in accounting for (or recognizing the effects of) reference rate reform (LIBOR) on financial reporting. In December 2022, the FASB issued ASU 2022-06 Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848 (ASU 2022-06), which extends the optional transition relief to ease the potential burden in accounting for reference rate reform on financial reporting. The transition relief is provided through December 31, 2024 based on the expectation that the LIBOR will cease to be published as of June 30, 2023. The amendments are effective prospectively at any point through December 31, 2024. The Company will continue to monitor new contracts that could potentially be eligible for contract modification relief through December 31, 2024.

In September 2022, the FASB issued ASU No. 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations,” which is intended to enhance the transparency surrounding the use of supplier finance programs. The guidance requires companies that use supplier finance programs to make annual disclosures about the program’s key terms, the balance sheet presentation of related amounts, the confirmed amount outstanding at the end of the period and associated rollforward information. Only the amount outstanding at the end of the period must be disclosed in interim periods. The guidance does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The guidance becomes effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Company does not have any supplier finance programs and does not believe the impact of adopting this accounting standard update will be material to the consolidated financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this annual report. All these officers and directors assumed their respective positions on February 14, 2022 upon the closing of the Merger.

Directors and Executive Officers	Age	Position/Title

Javier Selgas	38	Chief Executive Officer and Director

Paul Freudenthaler	58	Chief Financial Officer and Secretary

Luisa Irene Lopez Reyes	51	Chief Operating Officer

Nicholas H. Adler	47	Director

William Samuels	46	Director

Marc Urbach	50	Director

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

B. Compensation.

Executive Compensation

The following table sets forth the amount of compensation that was paid, earned and/or accrued during the fiscal year ended December 31, 2022, to each of our officers and directors above.

Name	Compensation ($)
Directors and Officers
Nick Adler1 2	60,000
William Samuels1 2	65,000
Marc Urbach1 2	50,000
Jerry Hutter[3]	10,000
Javier Selgas[4]	424,889
Paul Freudenthaler[4]	399,517
Luisa Lopez[1]	175,567
Mike Flinker [5]	225,170
Total	$1,410,143

1.

Messrs. Adler, Samuels, Urbach, and Selgas were appointed as directors to the board of directors, Mr. Freudenthaler as Secretary to the board of directors, Mr. Selgas to the position of Chief Executive Officer, Mr. Freudenthaler to the position of Chief Financial Officer and Mrs. Lopez to the position of Chief Operating Officer effective on February 14, 2022.

2.	Messrs. Adler, Samuel and Urbach each received a $40,000 share grant during 2022.
3.	Mr. Hutter was a member of our board of directors until his passing in late 2021.
4.	Messrs. Selgas and Freudenthaler each received a $125,000 share grant during 2022.
5.	Mr. Mike Flinker was our President from September 2020 to December 1, 2022, at which time he tendered his resignation.

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

A copy of the audit committee’s current charter is available at our corporate website at: https://www.fr8technologies.com/governance/.

Compensation Committee. Our compensation committee consists of Messrs. Adler, Samuels and Urbach, with Mr. Adler as chair of the committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

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

A copy of the compensation committee’s current charter is available at our corporate website at: https://www.fr8technologies.com/governance/.

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

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at: https://www. technologies.com /governance/

Duties of Directors

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

Employment Agreements and Indemnification Agreements

Fr8Tech’s current Chief Executive Officer joined Fr8Tech in March 2020 as its Chief Technology Officer, and became the Chief Executive Officer in September 2020. Both our ex-President and Chief Financial Officer of Fr8Tech joined Fr8Tech in September 2020. Fr8Tech’s Chief Operating Officer joined Fr8Tech in August 2021. Set forth below are compensation arrangements based on their current employment agreements with Fr8Tech. All employment agreements were continued under the same terms at the time of the Merger and all options and equity compensation items adjusted consistent with the exchange ratio related the Merger.

Under his Employment Agreement with Fr8Tech, Mr. Javier Selgas serves as Fr8 Tech’s Chief Executive Officer, receives an annual base salary of $250,000 and is eligible for benefits and a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He received (i) an option grant for 8,884 ordinary shares of Fr8Tech at $4.336 per share, fully vested upon grant, and (ii) an option grant for 17,767 ordinary shares of Fr8Tech at an exercise price equivalent to the Applicable Per Share Merger Consideration upon the Closing of the Merger or $14.00 per share, vesting over four years starting in September 2021. In the event Mr. Selgas is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 5,330 ordinary shares of Fr8Tech at $13.87 per share, vesting over four years starting in December 2021, and 90,000 shares of Fr8Tech ordinary shares at $2.850 per share, vesting over four years starting in August 2022.

Under his Employment Agreement with Fr8Tech, Mr. Paul Freudenthaler serves as Fr8Fr8Tech’s Chief Financial Officer, receives an annual base salary of $250,000 and is eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He received (i) an option grant for 4,441 ordinary shares of Fr8Tech at $4.336 per share, fully vested upon grant, and (ii) an option grant for 22,2090 ordinary shares of Fr8Tech at the Applicable Per Share Merger Consideration upon the Closing of the Merger or $14.00 per share, vesting over four years starting in September 2021. In the event Mr. Freudenthaler is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 5,330 ordinary shares of Fr8Tech at $13.87 per share, vesting over four years starting in December 2021, and 90,000 shares of Fr8Tech ordinary shares at $2.850 per share, vesting over four years starting in August 2022.

Under her Employment Agreement with Fr8Tech, Ms. Luisa Irene Lopez Reyes serves as Fr8Tech’s and Freight App de Mexico’s Chief Operating Officer, receives an annual base salary of MXP$3,000,000 and is eligible to receive a discretionary bonus payable within the first 2-1/2 months after the end of the applicable fiscal year. She is entitled to receive (i) an option grant for 1,889 ordinary shares of Fr8Tech at $13.87 per share, fully vested upon grant, and (ii) an option grant for 9,445 ordinary shares of Fr8App at the Applicable Per Share Merger Consideration or $14.00 per share, vesting over four years starting on the one year anniversary date of the Effective Date of the Merger. In the event that Ms. Reyes is terminated without cause or for good reason, she will be entitled to receive continued payment of her base salary for three months immediately following the termination date. She was awarded an additional share option grant for 30,000 ordinary shares of Fr8Tech at $2.85 per share, vesting over four years starting in August 2022.

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

We have entered into board services agreements and indemnification agreements with each of our independent director appointees and our CEO, who is a non-independent member of the Company’s board of directors. These agreements set forth the services to be provided and compensation to be received by our independent directors and the indemnifications provided to them by the Company. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director resigns, or (ii) is removed in accordance with the Company’s governing documents and applicable law.

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

D. Employees.

As of December 31, 2022, we had 88 employees, with 75 in Mexico, 10 in the US and the remainder elsewhere, working remotely. The following table sets forth the number of our employees by function as of the same date:

Functional Area	Number of Employees	% of Total
Senior management	3	3.3%
Human resources and administrative personnel	6	6.7%
Accounting and Finance staff	10	11.1%
Sales – Shipper and Carrier	23	25.6%
Marketing	2	2.2%
IT and Development staff	11	12.2%
Operations and Fr8fleet	33	36.7%
Total	88	100.0%

As required by local regulations where our employees reside, we participate in various employee social security plans, including retirement plans, and medical insurance. We are required under Mexican law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

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

The calculations in the table below are based on ordinary shares outstanding as of April 17, 2023. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner[1]	Number of Shares	% of Class

Five Percent Holders

ATW Opportunities Master Fund, L.P.[2] 17 State Street, 2100, New York, NY 10004	2,121,945	43.1%

Freight Opportunities, LLC [3] 17 State Street, 2100, New York NY 10004	2,231,247	45.3%

ATW Master Fund II, L.P.[2] 17 State Street, 2100, New York, NY 10004	824,236	15.5%

Directors and Named Executive Officers[6]:

Javier Selgas[7]	30,226	0.5%

Luisa Irene Lopez Reyes[7]	7,556	0.2%
Paul Freudenthaler[7]	28,745	0.5%
Nicholas H. Adler[8]	3,396	0.0%
William Samuels[8]	2,979	0.0%
Marc Urbach[8]	2,979	0.0%
All Directors and Executive Officers as Group	75,881	0.8%

(1) For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of ordinary shares beneficially owned by such person or group and the number of the number of ordinary shares underlying share options or warrants held by such person or group that are exercisable within 60 days after the date of this annual report. by the sum of (i) 9,548,370 being the number of shares outstanding as of the date of this annual report and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this annual report.

(2) ATW Opportunities Master Fund, L.P. and ATW Master Fund II, L.P. are limited partnerships, comprising Messrs Antonio Ruiz-Gimenez and Kerry Propper as General Partners. Accordingly. Both Messrs Ruiz-Gimenez and Propper hold joint voting and dispositive power of the ordinary shares held by the limited partnerships. ATW Opportunities Master Fund, L.P. beneficially preferred shares convertible to 1,918,938 ordinary shares and warrants convertible into 203,007 ordinary shares under various terms and conditions. ATW Master Fund II, LP beneficially owns preferred shares convertible to 802,579 ordinary shares and warrants convertible into 21,657 ordinary shares under various terms and conditions.

(3) Freight Opportunities, LLC, a Delaware limited partnership, comprising ATW Opportunities Master Fund, L.P. as the sole member and manager of the company. Accordingly. Both Messrs Ruiz-Gimenez and Propper hold joint voting and dispositive power of the ordinary shares held by the company. Freight Opportunities, LLC. beneficially owns notes convertible to 1,791,687 ordinary shares and warrants convertible into 439,560 ordinary shares under various terms and conditions.

(4) Unless otherwise indicated, the address for those listed below is c/o Freight App, Inc., at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380.

(5) Mr. Selgas and Mr. Freudenthaler each own 6,907 ordinary shares. The remainder of their holdings and Mrs. Lopez entire beneficial ownership represent options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after the date of this report.

(6) Each of the directors’ holdings represent a mixture of restricted stock and stock options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after the date of this report. Each of Messrs. Adler, Samuels and Urbach own 3,267, 2,979, and 2,979 ordinary shares, respectively. Mr. Adler also owns options convertible into 129 ordinary shares.

Item 7. Major Shareholders and Related Party Transaction

A. Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B. Related party transactions.

Transaction and balances from related parties:

The Company also provided freight services to a customer owned by a shareholder. The accounts receivable from this certain customer as of December 31, 2022 and 2021 was $0. The revenue of these services for the years ended December 31, 2022 and 2021 was $0 and $99,000, respectively.

During January 2023, the Company issued various warrants and notes to Freight Opportunities, LLC, an affiliate of a shareholder. (See Note 21 of audited financials). In 2022, the Company issued various warrants and ordinary shares to ATW Opportunities Master Fund, L.P. and ATW Master Fund II, L.P., each an affiliate of a shareholder. In 2021, the Company issued various warrants to Opportunities Master Fund, L.P. and ATW Master Fund II, L.P., each an affiliate of a shareholder and entered into various promissory notes and warrant agreements with shareholders. (See Notes 13 and 18 of the consolidated financial statements).

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

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On January 11, 2021, BG Strategic Advisors, LLC (“BGSA”) filed a complaint against Fr8App at the Florida Circuit Court, alleging breach and anticipatory breach of a contract, while seeking unspecified monetary damages. Fr8App believes that BGSA’s claims are without merits. On or about February 17, 2021, Fr 8App moved the case to the District Court for the Southern District of Florida. On February 25, 2021, Fr8App filed a counterclaim against BGSA and its affiliate for violations of the Investment Advisors Act of 1940, breach of fiduciary duty and other claims, seeking monetary damages and declaratory and injunctive relief. This litigation may be costly and may divert resources and management’s attention from Fr8App’s business.

Freight Technologies, Inc. is not a party to the litigation. The suit was filed by BGSA in January 2021 alleging breach of contract. The discovery phase of the has concluded and a trial is scheduled to begin October 30, 2023 should the case not resolve beforehand. Fr8App denies all liability and is vigorously contesting the suit. Fr8App has also filed counterclaims against BGSA in the litigation. If BGSA or any other third were able to assert a significant liability through litigation against Fr8Tech or any of its subsidiaries, this could have a significant material adverse effect on Fr8Tech.

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

Our securities were transferred to the NASDAQ Capital Market at the opening of business on July 16, 2020. On May 26, 2022, we changed our name to “Freight Technologies Inc.” and our trading symbol to “FRGT”.

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market during the fiscal years 2022, 2021 and 2020. The prices are inter-dealer prices, without retail markup, markdown or commission and are adjusted for the March 2023 10:1 reverse split.

Period	High	Low

Fiscal Year ended December 31, 2020	$37.20	$3.52
Fiscal Year ended December 31, 2021	$106.61	$49.12
Fiscal Year ended December 31, 2022	$65.53	$1.80

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2020, 2021 and 2022. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low
Fiscal Year 2020, quarter ended
March 31, 2020	$12.00	$3.84
June 30, 2020	$11.80	$3.90
September 30, 2020	$8.390	$3.52
December 31, 2020	$37.20	$4.15

Fiscal Year 2021, quarter ended
March 31, 2021	$106.608	$64.317
June 30, 2021	$85.683	$49.119
September 30, 2021	$84.581	$51.322
December 31, 2021	$73.789	$53.084

Fiscal Year 2022, quarter ended
March 31, 2022	$65.529	$17.000
June 30, 2022	$26.300	$13.300
September 30, 2022	$24.800	$5.000
December 31, 2022	$6.390	$1.800

Fiscal Year 2023, quarter ended
March 31, 2023	$5.600	$1.460

The following table sets forth the monthly high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this annual report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High		Low
Month Ended:
March 31, 2023*	$3.200		$1.460
February 28, 2023*	$5.600	*	$2.510	*
January 31, 2023	$4.100		$2.110
December 31, 2022	$3.230		$2.060
November 30, 2022	$4.410		$3.700
October 31, 2022	$6.390		$3.920
September 30, 2022	$15.500		$5.000

*The Company effected a 2.2:1 reverse split of its ordinary shares on February 14, 2022 and a 10.0:1 reverse split on March 24, 2023.

B. Plan of distribution.

No disclosure is required in response to this Item.

C. Markets.

Our shares have been listed on The NASDAQ Global Market since August 8, 2017 initially under the symbol “CIFS.” On April 10, 2020, our board of directors resolved to change the Company’s name to “Hudson Capital Inc.” to re-brand the Company and better reflect the plans for its next phase of growth. The name change was effected with the British Virgin Islands Registrar of Corporate Affairs on April 23, 2020 and our name change and new ticker symbol on the NASDAQ Global Market was changed to “HUSN” on May 8, 2020. Our shares were transferred to the Capital Market at the opening of business on July 16, 2020. Our name and ticker symbol were changed to Freight Technologies, Inc. and “FRGT”, respectively, on May 26, 2022 and continues to the date of this filing. Prior to that there was no market for our ordinary shares.

D. Selling Shareholders.

No disclosure is required in response to this Item.

E. Dilution.

No disclosure is required in response to this Item.

F. Expenses of the Issue.

No disclosure is required in response to this Item.

Item 10. Additional Information.

A. Share Capital.

No disclosure is required in response to this Item.

B. Memorandum and articles of association.

General

Freight Technologies, Inc., FKA Hudson Capital Inc. is a BVI business company incorporated on September 28, 2015 and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, the BVI Act, and the applicable laws of the British Virgin Islands, or the BVI (including applicable common law).

Our amended and restated memorandum and articles of association authorizes us to issue an unlimited number of shares of a single class each with a par value of $0.11.

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

C. Material Contracts.

Other than contracts entered into the ordinary course of business, during the three preceding fiscal years the Company has entered into the following material contracts (which are included as exhibits to this annual report):

1.	On September 16, 2021, we entered into a securities purchase agreement with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which we agreed to sell for an aggregate purchase price of $2,700,000, an aggregate of 63,000 ordinary shares, par value $0.05 and a pre-funded warrant to purchase 65,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase will be subject to customary closing conditions. The net proceeds from the Securities Purchase, after expenses, were approximately $2.6 million, of which $1.5 million will be used to fund a loan to Fr8App (the “Fr8App Loan”) evidenced by a promissory note issued by Fr8App to us dated September 16, 2021 (the “Promissory Note”). In connection with the Fr8App Loan, Fr8App also issued to us a warrant (the “Fr8App Warrant”) to purchase certain securities of Fr8App in an aggregate value of $2,700,000. We assigned the Fr8App Warrant to ATW and executed a Warrant Assignment Agreement on the same date. The ordinary shares, the warrant and the ordinary shares underlying the warrant were issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with Commission on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement that was filed with the SEC on the closing of the Securities Purchase by ATW.

2.	On December 13, 2021, we entered into a new merger agreement between Merger Sub I, Fr8App and the Stockholders’ Representative (the “New Merger Agreement”) to acquire all the issued and outstanding securities of Fr8App and assume Fr8App as our direct, wholly–owned subsidiary. Pursuant to the new merger agreement, a Certificate of Merger would be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of Delaware Law, whereby Merger Sub I shall be merged with and into Fr8App. Following the Merger, the separate corporate existence of Merger Sub I shall cease, and Fr8App would continue as the surviving corporation in the Merger whereupon the Certificate of Incorporation of Merger Sub I and by-laws then in effect, shall cease and the organizational documents of Fr8App after the Merger will be in the form as agreed by the Company and Fr8App. On December 29, 2021, we, Merger Sub I, Fr8App and ATW entered entered into an Amendment No. 1 to Merger Agreement to amend the new merger agreement. This Amendment No. 1 to Merger Agreement redefined “Merger Consideration” and replaced Schedule 6.1 and Section 12.4(b) of the new merger agreement.The Merger closed on February 14, 2022.

3.	On December 13, 2021, we entered into a securities purchase agreement with ATW Opportunities Master Fund, L.P. (“ATW”) pursuant to which we agreed to sell for an aggregate purchase price of $862,000, a pre-funded warrant to purchase 43,100 ordinary shares. The closing of the aforementioned securities purchase would be subject to customary closing conditions. On December 16, 2021, we and ATW entered into an Amendment No. 1 to the Purchase Agreement (“Amendment No. 1”) to (i) amend Section 2.1 of the purchase agreement to increase the subscription amount to $2,355,000 and amend the warrant to purchase 117,750 ordinary shares instead and (ii) amend Section 5.1 of the purchase agreement to provide that the closing of the securities purchase shall occur before the Merger. With the exception of these amendments, all other provisions of the purchase agreement remained the same.

4.	On December 29, 2021, we, ATW and Steven Oliveira (“Oliveira”) entered into an Assignment of Securities Purchase Agreement to assign the right to purchase 499,751 pre-funded warrants (the “Oliveira Warrant”) for a per warrant purchase price of $2.00 (for an aggregate purchase price of $999,502) and the related obligations under the Purchase Agreement from ATW to Steven Oliveira (the “Oliveira Securities Purchase”). The assignment and the aforesaid Oliveira Securities Purchase closed on December 29, 2021. Oliveira also notified us and exercised his right to convert the Oliveira Warrant into ordinary shares on the same day. The net proceeds from the Oliveira Securities Purchase, after expenses, were approximately $999,502, of which $950,000 will be used to fund a loan to Fr8App evidenced by a promissory note issued by Fr8App to us dated September 20, 2021.The Oliveira Warrant and the ordinary shares underlying the Oliveira Warrant were issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with the Commission on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement that was filed with the Commission on the closing of the Oliveira Securities Purchase.

5.	On February 10, 2022, we, ATW and ten investors (“Assignees”) entered into an Assignment of Securities Purchase Agreement to assign the right to purchase 677,750 pre-funded warrants (the “Assignee Warrants”) for a per warrant purchase price of $2.00 (for an aggregate purchase price of $1,356,178) and the related obligations under the December 13, 2021 purchase agreement from ATW to the Assignees (the “Assignees’ Securities Purchase”). The assignment and the aforesaid Assignees’ Securities Purchase closed on February 10, 2022. The Assignees also notified us and exercised their right to convert the Assignee Warrants into ordinary shares on the same day. The net proceeds from the Assignees’ Securities Purchase, after expenses, were approximately $1,356.178, which were used to fund a loan to Fr8App evidenced by a promissory note issued by Fr8App to us dated February 10, 2022.The Assignee Warrants and the ordinary shares underlying the Assignee Warrants are issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-233408), which was filed with the Commission on August 22, 2019 and was declared effective on September 19, 2019, and a prospectus supplement that was filed with the Commission on the closing of the Assignees’ Securities Purchase.

6.

On February 9, 2022, the Company, Fr8App, ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) together with certain existing stockholders of Fr8App (collectively, the “SPA Investors”) entered into an amended and restated Securities Purchase Agreement (the “A&R SPA”) pursuant to which the Company agreed to, among other things, issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 1,625,767 of the Company’s ordinary shares. These warrants will remain exercisable for a period of seven years after issuance. The exercise price of Series A, Series B, Series C and Series D Warrants are $1.50, $1.20, $0.75 and $1.125 per ordinary share, respectively, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

7.	On February 9, 2022, the Company and ATW Opportunities, together with certain investors (collectively, the “PIPE Investors”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to the PIPE Investors an aggregate of 2,333,333 restricted Series B Preferred Shares along with Series A warrants to purchase 233,333 of the Company’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 (the “At-Merger Financing”) upon closing of the Merger. The 2,333,333 restricted Series B Preferred Shares are initially convertible into restricted ordinary shares on a 1:1 basis. In addition, the Company has a post-closing obligation to issue to PIPE Investors Series A warrants to purchase an aggregate of 233,333 ordinary shares at $1.50 per share, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions. The A&R SPA and the At-Merger Financing closed on February 14, 2022. The Company relied on the exemption from registration of the abovementioned securities pursuant to an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

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

8.	On March 30, 2022, the Company entered into a Buy/Sell Note with a private investor and executed an Instrument of Transfer to transfer its one (1) shall in its wholly-owned Hong Kong subsidiary, Hongkong Internet Financial Services Limited (“HKIFS”) to the private investor for HK$1.

9.

On July 12, 2022, the Company and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to ATW Opportunities 1,285,714 Series A4 Preferred Shares for an aggregate consideration of $2,700,000. The sale contemplates two closings – the first being for 809,524 Series A-4 Preferred Shares for a consideration of $1,700,000 comprising $1,500,000 in cash and the extinguishment of a $200,000 promissory note issued by Freight App, Inc. to ATW Opportunities dated December 29, 2021 (the “First Closing”) and the second being for 476,190 Series A4 Preferred Shares for a consideration of $1,000,000 in cash (the “Second Closing”) within 60 days of the closing of the first sale. The First Closing was consummated on July 13, 2022. The Company relied on the exemption from registration of the abovementioned securities pursuant to an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

Also on July 12, 2022, the Company entered into a Securities Amendment Agreement with holders of the Company’s Series Seed, Series A1-A, Series A2, and Series A4 Preferred Shares (collectively, the “Series A Preferred Shares”), Series B Preferred Shares and Series A, B, C and D warrants issued pursuant to the Amended and Restated Securities Purchase Agreement dated as of February 9, 2022 (the “Warrants”). The parties to the Securities Amendment Agreement have agreed to the following:

(i) Series A Preferred Shares

The Company’s memorandum and articles of association pertaining to its Series A Preferred Shares shall be amended to remove the anti-dilution provision following a reset of the conversion price as follows:

●	Series A1-A: $1.40 (using a stated value, post reverse split, of $2.086)
●	Series A2: $1.40 (using a stated value, post reverse split, of $3.122)

(ii) Series B Preferred Shares

The Company’s memorandum and articles of association pertaining to its Series B Preferred Shares shall be amended to reset the conversion price to $1.40 (using a stated value, post reverse split, of $6.60).

(iii) Warrants

The Company shall issue amended and restated Warrants to the Warrant holders with the following amendments:

●	The anti-dilution provision shall be deleted.
●	The cashless exercise formula shall be amended so that upon a cashless exercise of the applicable Warrant, 0.779 Company’s ordinary share will be issued for each Series A Warrant, 0.816 ordinary share shall be issued for each Series B Warrant, 0.888 ordinary share shall be issued for each Series C Warrant and 0.826 ordinary share shall be issued for each Series D Warrant.

(iv) Registration Rights Agreement

The registration rights agreement dated February 9, 2022 is amended and restated as of July 12, 2022 (hereinafter, the “Registration Rights Agreement”) with the following amendments:

●	The Registrable Securities in the Registration Rights Agreement shall be expanded to include the ordinary shares underlying the Series A-4 Preferred Shares issued pursuant to the aforementioned July 12, 2022 Securities Purchase Agreement;

●	The “Effectiveness Date” has been redefined, with respect to the Initial Registration Statement required to be filed under the Registration Rights Agreement, the 60th calendar day following the Filing Date (or, in the event the Commission notifies the Company that it will “review” the Registration Statement, the 120th calendar day following the Filing Date) and with respect to any additional Registration Statements which may be required pursuant to Section 2(c) or Section 3(c), the 90th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, if such Effectiveness Date falls on a day that is not a Business Day, then the Effectiveness Date shall be the next succeeding business day; provided, further, that if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations;

●	The partial liquidated damages in Section 2(d) has been amended downward to be a product of 0.1% multiplied by the aggregate subscription amount.

10.	On August 4, 2022, the Company entered into a Waiver of Registration Rights with ATW Opportunities Master Fund, L.P., ATW Master Fund II, L.P., ATW Partners Opportunities Management, LLC and Chardan Capital Markets LLC wherein the latter agreed to waive their rights to the registration of an aggregate 4,505,285 Ordinary Shares (comprising 58,181 Ordinary Shares and 447,104 Ordinary Shares underlying certain preferred shares and warrants) under the Amended and Restated Registration Rights Agreement dated July 12, 2022.

11.

On October 27, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund L.P. and ATW Opportunities Master Fund LP. (collectively, the “Purchasers”) pursuant to which the Company agreed to sell for an aggregate purchase price of $1,000,000, an aggregate of 40,000 ordinary shares and pre-funded warrants (the “Warrants”) to purchase 210,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase would be subject to customary closing conditions. The parties anticipate that the closing of the Securities Purchase shall occur in two tranches: (a) 16,000 ordinary shares and 84,000 Warrants for $400,000 (the “First Closing”); and (b) 24,000 ordinary shares and 126,000 Warrants for $600,000 no more than twenty (20) business days after the First Closing (the “Second Closing”).

The ordinary shares, Warrants and ordinary shares underlying the Warrants are issued pursuant to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-267446), which was filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2022 and was declared effective on September 26, 2022, and a prospectus supplement that will be filed with the Commission on the closing of the Securities Purchase.

76

12.

On January 3, 2023, the Company and Freight Opportunities LLC (“Freight Opportunities”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to issue and Freight Opportunities agreed to purchase a convertible promissory note in the principal amount of up to $6,593,407 (the “Note”) and a warrant to purchase the Company’s ordinary shares (the “Warrant”). The Note carries an original issue discount of nine percent (9%), or in the aggregate, up to $593,407 (the “OID”).

The securities purchase shall close in tranches (each, a “Tranche”), with the Closing of the first Tranche consisting of note with an aggregate purchase price of $1,650,000 and an aggregate principal amount (including OID) of $1,813,187.00 (the “Initial Closing”). So long as no Event of Default has occurred under the note, the closing of (i) the second Tranche, consisting of an aggregate purchase price of $1,100,000 and an aggregate principal amount (including OID) of $1,208,791.00, shall occur within sixty (60) business days of the Initial Closing; and (ii) the third Tranche, consisting of the aggregate purchase price of up to $3,250,000 and an aggregate principal amount (including OID) of up to $3,571,429.00, shall occur no later than the fifth (5th) business day (i) upon satisfaction of the Equity Conditions (as defined in the Note) and (ii) provided that the Company’s ordinary shares have a daily VWAP of over $1.00 for 20 of the last 20 Trading Days (as defined in the Note) prior to the closing and the daily dollar trading volume of the ordinary shares shall have exceeded $500,000 for 20 of the last 30 Trading Days prior to the closing (which conditions may be waived in the sole and absolute discretion of Freight Opportunities, and in such event such Tranche may funded in whole or in part in the sole discretion of Freight Opportunities. Notwithstanding the foregoing, Freight Opportunities shall have no obligation to fund the third Tranche if the Third Tranche Conditions (as defined in the Note) have not been met by the date that is three (3) years from January 3, 2023.

Interest rate on the Note shall reset daily and accrue (a) for payments made in cash, at a rate equal to the greater of (i) the Prime Rate plus four percent (4%) per annum, or (ii) nine percent (9%) and (b) for payments made in ordinary shares, at a rate equal to the greater of (i) the Prime Rate plus six percent (6%) per annum, or (ii) nine percent (9%). Subject to provisions of Section 1.2 of the Note, at the option of the Company, the Company may, upon not less than five business days’ written notice to Freight Opportunities prior to the date on which interest is due (the “Interest Date”), pay such interest (i) in cash or (ii) in such number of fully paid and non-assessable ordinary shares as is determined by dividing (x) that portion of the interest by the Interest Conversion Rate (as defined in the Note). Interest shall be due and payable on the last Trading Day of each fiscal quarter of the Company during the term of the Note; provided that if the Equity Conditions (as defined in the Note) are not satisfied, then the Company shall be required to make such payment of interest in cash, which requirement may be waived by Freight Opportunities, in its sole discretion.

The Note has a maturity date of January 3, 2029 upon which the principal amount for each Tranche, shall be due and payable.

The Note shall be convertible (in whole or in part), at the option of Freight Opportunities, into such number of fully paid and non-assessable ordinary shares as is determined by dividing (x) that portion of (A) the outstanding principal amount, (B) accrued and unpaid interest with respect to such outstanding principal amount of this Note, (C) the Make-Whole Amount (as defined in the Note), if any, that it elects to convert (the “Conversion Amount”) by (y) $0.23 (the “Conversion Price”).

Also on January 3, 2023, the Company issued to Freight Opportunities a Warrant to purchase up to 2,866,698 of its ordinary shares at an exercise price of $15.00. The Warrant carries a cashless exercise feature and an expires on January 3, 2033.

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

E. Taxation.

The following is a summary of the material British Virgin Islands, Mexican and United States federal income tax consequences and considerations relevant to an investment in our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the Mexico and the United States. To the extent the discussion herein relates to matters of British Virgin Islands, Mexico or United States tax law, it is the opinion of Maples & Calder,,our counsel as to matters of British Virgin Islands law, SMPS Legal, our counsel as to matters of Mexican law, and Sichenzia Ross Ference LLP, our counsel as to matters of United States federal law, respectively.

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

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer (CEO) and chief financial officer (CFO), has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Securities Exchange Act of 1934 (the Exchange Act”) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

The Company’s internal control over financials reporting includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
●	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and
●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022.

The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2022, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal control;

●	Lack of well-structured general control policies and procedures for documentation of recurring procedures, authorization of transactions, and procedures including verification of integrity of all data used to prepare the financial statements;

Remediation

During and subsequent to becoming a public company at the time of the Merger, , Management has worked to improve the Company’s internal controls. Our management has carried out and is planning to undertake the following actions to remediate the material weakness described above:

●	Establish formal internal control policies and procedures. Implement an ongoing initiative and training in the Company to ensure the importance of internal controls and compliance with established policies and procedures are fully understood throughout the organization. Provide continuous U.S. GAAP knowledge trainings to relevant employees to ensure the procedures and policies are properly followed;

●	Enhance our remediation effort by continuing to hire personnel with strong SOX and internal control backgrounds;

●	Utilize an external SOX 404 implementation firm to assist in improving the Company’s internal controls;

●	Implement new applications and systems that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information;

However, the material weaknesses in our internal control over financial reporting will not be considered remediated until process-level controls operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. We cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting related to the identified material weaknesses, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above.

(c) Changes in Internal Control over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2022 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the fiscal year 2022 and that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that Hudson Capital, Inc. paid for audit and other services provided by Centurion ZD CPA & Co. for fiscal years 2020 and 2021.

	Fiscal 2020	Fiscal 2021

Audit Fees	$75,000	$75,000
Audit-Related Fees	-	15,000
Tax Fees	-	-
All Other Fees	-	-

Total	$75,000	$90,000

On June 13, 2022, the Company dismissed Centurion ZD CPA & Co. as the Company independent registered public accounting firm and on the same day, appointed UHY LLP to replace it.

The following table shows the fees that we paid for audit and other services provided by UHY, LLP, our independent registered public accounting firm, for fiscal years ended 2020, 2021 and 2022.

	Fiscal 2020	Fiscal 2021	Fiscal 2022

Audit Fees	$-	$-	$-
Audit-Related Fees	166,884	400,252	279,313
Tax Fees	-	-	-
All Other Fees	-	-	-
	166,884	400,252	279,313

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

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Centurion ZD CPA & Co. with respect to fiscal years 2020 and 2021 and to UHY LLP for fiscal year 2022 were all approved by the Audit Committee.

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

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended DECEMBER 31, 2022 AND 2021

90

freight TECHNOLOGIES inc. and subsidiarIES

91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Freight Technologies, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Freight Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2 to the consolidated financial statements, the Company has incurred recurring operating losses and negative cash flows from operations, has an accumulated deficit, and has historically relied on cash proceeds from the issuance of convertible notes, warrants, and equity securities to fund operations. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company’s auditor since 2022.

Melville, New York

April 21, 2023 PCAOB ID 1195

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
ASSETS:
Current assets:
Cash and cash equivalents	$1,013,000	$3,152,993
Restricted cash in escrow	-	175,000
Accounts receivable, net	4,982,873	2,893,619
Unbilled receivables	1,891,023	1,252,469
Prepaid expenses and other current assets	1,571,853	1,047,219
Total current assets	9,458,749	8,521,300

Capitalized software, net	749,855	591,002
Property and equipment, net	27,607	53,449
Other long-term assets	154,062	107,106
Security deposits	18,166	7,818
Intangible assets, net	7,172	7,985
Total assets	$10,415,611	$9,288,660

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT):
Current liabilities:
Accounts payable	$1,980,619	$2,252,089
Accrued expenses	1,794,575	939,107
Short-term borrowings	3,347,374	1,731,881
Notes payable, net	-	446,774
Convertible notes payable, net	-	7,857,579
Warrant liabilities	-	4,951,306
Income tax payable	143,518	73,296
Insurance financing payable	18,062	8,120
Total current liabilities	7,284,148	18,260,152

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)
Series A preferred stock, $0.0001 par value, 30,500,000 shares authorized; 6,934,828 and 7,454,795 issued and outstanding at December 31, 2022 and 2021, respectively	693	745
Series B preferred stock, $0.0001 par value, 21,000,000 shares authorized; 7,507,845 and 0 issued and outstanding at December 31, 2022 and 2021, respectively	751	-
Series seed preferred stock, $0.0001 par value, 25,000 shares authorized; 7,020 issued and outstanding at December 31, 2022 and 2021	-	-
Ordinary shares, $0.11 par value, unlimited shares authorized; 1,646,883 and 78,706 shares issued and outstanding at December 31, 2022 and 2021, respectively	181,157	8,658
Additional paid-in capital	32,897,836	12,869,778
Accumulated deficit	(29,987,945)	(21,800,763)
Accumulated other comprehensive income (loss)	38,971	(49,910)
Total stockholders’ equity (deficit)	3,131,463	(8,971,492)
Total liabilities and stockholders’ equity (deficit)	$10,415,611	$9,288,660

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2022	2021
Revenue	$25,888,436	$21,474,151
Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	23,625,317	19,558,807
Compensation and employee benefits	4,963,306	3,712,325
General and administrative	3,560,615	2,618,126
Sales and marketing	557,471	91,657
Depreciation and amortization	243,334	302,100
Total cost and expenses	32,950,043	26,283,015

Operating loss	(7,061,607)	(4,808,864)

Other expenses
Interest expense, net	(907,013)	(1,136,096)
Gain from extinguishment of debt	-	115,725
Loss on initial issuance of private warrants	-	(2,829,065)
Change in fair value of warrant liabilities	(128,051)	497,759
Loss before provision for income taxes	(8,096,671)	(8,160,541)

Income tax expense	90,511	40,264

Net loss	$(8,187,182)	$(8,200,805)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(2.10)	$(10.53)
Weighted average number of ordinary shares	3,905,629	778,442

Net loss	$(8,187,182)	$(8,200,805)
Other comprehensive gain (loss) net of tax
Foreign currency translation	88,881	(50,540)
Comprehensive loss	$(8,098,301)	$(8,251,345)

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock (*)						Ordinary Shares (*)(**)		Additional	Accumulated	Accumulated Other Comprehensive	Total Stockholders’
	Series A Shares	Amount	Series B Shares	Amount	Series Seed Shares	Amount	Ordinary Shares	Amount	Paid-In Capital	Deficit	Income (Loss)	Equity (Deficit)
Balance, January 1, 2021	7,013,190	$701	-	$-	7,020	$-	74,094	$8,151	$12,443,460	$(13,599,958)	$630	$(1,147,016)
Issuance of stock upon vesting of restricted stock awards	-	-	-	-	-	-	4,612	507	(507)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	235,404	-	-	235,404
Issuance of Series A2 preferred stock in connection with exercise of warrants	441,605	44	-	-	-		-	-	191,421	-	-	191,465
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(50,540)	(50,540)
Net loss	-	-	-	-	-	-	-	-	-	(8,200,805)	-	(8,200,805)
Balance, December 31, 2021	7,454,795	745	-	-	7,020	-	78,706	8,658	12,869,778	(21,800,763)	(49,910)	(8,971,492)
Issuance of stock in connection with Merger, net of cost	(1,147,957)	(115)	7,389,851	739	-	-	635,155	69,867	11,584,627	-	-	11,655,118
Issuance of Series B preferred shares related to PIPE investment	-	-	1,060,606	106	-	-	-	-	3,499,894	-	-	3,500,000
Issuance of Series A4 preferred shares for cash and note conversion, net of costs	1,285,714	129	-	-	-	-	-	-	2,432,301	-	-	2,432,430
Issuance of ordinary shares from conversion of preferred stock	(657,724)	(66)	(942,612)	(94)	-	-	547,445	60,219	(60,059)	-	-	-
Issuance of ordinary shares from conversion and exercise of warrants	-	-	-	-	-	-	253,873	27,926	(25,826)	-	-	2,100
Issuance of ordinary shares for cash, net of issuance costs	-	-	-	-	-	-	40,000	4,400	930,600	-	-	935,000
Issuance of restricted stock in exchange for professional services	-	-	-	-	-	-	22,031	2,423	480,577	-	-	483,000
Issuance of ordinary shares for exercise of stock options	-	-	-	-	-	-	43,642	4,801	184,415	-	-	189,216
Issuance of ordinary shares upon vesting of restricted stock awards	-	-	-	-	-	-	26,031	2,863	(2,863)	-	-	-
Share-based compensation	-		-	-	-	-	-	-	1,004,392	-	-	1,004,392
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	88,881	88,881
Net loss	-	-	-	-	-	-	-	-	-	(8,187,182)	-	(8,187,182)
Balance, December 31, 2022	6,934,828	$693	7,507,845	$751	7,020	$-	1,646,883	$181,157	$32,897,836	$(29,987,945)	$38,971	$3,131,463

(*)	Reflects reverse split of 2.2:1 as approved by the Board of Directors of Hudson Capital on January 21, 2022, effective as of February 14, 2022. Hudson Capital’s ordinary shares began trading on a split adjusted basis on February 15, 2022.

(**)	Reflects reverse split of 10:1 as approved by the Board of Directors of Freight Technologies, Inc on March 3, 2023, effective as of March 24, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(8,187,182)	$(8,200,805)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	243,334	302,100
Amortization of debt issuance costs and debt discount	539,975	592,874
Share-based compensation	1,004,392	235,404
Non-cash interest	-	313,404
Loss on initial issuance of private warrants	-	2,829,065
Change in fair market value of warrant liabilities	128,051	(497,759)
Shares issued to vendors in exchange for services	483,000	-
Gain from extinguishment of debt	-	(115,678)
Changes in operating assets and liabilities:
Accounts receivable	(2,006,568)	(1,309,208)
Unbilled receivables	(596,082)	(241,483)
Account receivable – related party	-	24,010
Prepaid expense and other assets	(684,100)	(591,520)
Security deposits	16,936	-
Accounts payable	(292,520)	526,375
Accrued expenses	810,823	163,223
Income tax payable	70,222	40,264
Net cash used in operating activities	(8,469,719)	(5,929,734)

Cash flows from investing activities:
Capitalization of software development costs	(363,665)	(457,874)
Purchase of property and equipment	(16,913)	(12,528)
Net cash used in investing activities	(380,578)	(470,402)

Cash flows from financing activities:
Proceeds from convertible notes	-	3,608,842
Proceeds from warrant exercises	2,100	191,457
Proceeds from notes payable, net of discounts	400,000	2,620,000
Repayment of note payable	(400,000)	-
Repayment of insurance financing payable	(399,633)	(18,946)
Proceeds from stock option exercises	189,216	-
Repayment of short-term borrowings	(22,554,467)	(19,273,922)
Proceeds from short-term borrowings	24,169,960	19,705,788
Proceeds from issuance of ordinary shares	2,356,178	-
Proceeds from issuance of series A4 preferred stock	2,500,000	-
Proceeds from issuance of series preferred B	3,500,000	-
Payment for issuance costs	(3,190,866)	-
Net cash provided by financing activities	6,572,488	6,833,219

Net (decrease) increase in cash and cash equivalents	(2,277,809)	433,083

Effect of exchange rate changes on cash and cash equivalents	(37,184)	(46,581)

Cash, cash equivalents and restricted cash at beginning of the period	3,327,993	2,941,491
Cash, cash equivalents and restricted cash at end of the period	$1,013,000	$3,327,993

(Continued)

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

Supplemental disclosure of cash flow information
Cash paid for interest	$392,018	$263,788
Supplemental disclosure of non-cash activity
Conversion of convertible notes to preferred stock at the Merger	$7,878,025	$-
Issuance of preferred stock from exercise of warrants	$3,312,093	$-
Financing of insurance premiums	$409,575	$27,066
Debt discount in connection with note payable	$-	$30,000
Elimination of notes payable from consolidation upon Merger	$2,450,000	$-
Repayment of note payable through the issuance of series A4 shares	$200,000	$-
Issuance of ordinary shares for professional services	$270,000	$-
Conversion of preferred stock to ordinary shares	$60,218	$-
Conversion of warrants to ordinary shares	$4,825	$-

Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$1,013,000	$3,152,993
Restricted cash in escrow	-	175,000
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$1,013,000	$3,327,993

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Freight App, Inc. (“Fr8App”) (formerly known as “Freighthub, Inc.”), a Delaware corporation, was incorporated on October 26, 2015. On January 18, 2019, Freight App Mexico S.A De C.V. (“Fr8App Mexico”) (formerly known as “Freight Hub Mexico S.A. De C.V.”), a wholly owned subsidiary of Fr8App, was formed. On July 29, 2021, Fr8App and Fr8App Mexico filed their name change. Fr8App, along with its wholly owned subsidiary, Fr8App Mexico. Fr8App provides an industry-leading freight-matching platform powered by AI and machine-learning and offers a real-time portal for B2B cross-border shipping and domestic shipping within the USMCA region.

Merger with Hudson Capital

On October 10, 2020, Fr8App entered into an agreement and plan of merger with Hudson Capital, Inc. (“Hudson Capital”), as amended on May 18, 2021. On December 13, 2021, the October 10, 2020 agreement and plan of merger was terminated and Fr8App entered into a new merger agreement (“Merger”) with Hudson and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”) by which Hudson Capital acquire all the issued and outstanding securities of the Fr8App and assume Fr8App as its direct, wholly–owned subsidiary.

The Merger closed on February 14, 2022 and a Certificate of Merger was filed with the Secretary of State for the State of Delaware, in accordance with the relevant provisions of Delaware Law. Following the Merger, Hudson Capital continued as a British Virgin Islands (“BVI”) business company and on May 26, 2022 changed its name to Freight Technologies Inc. (“Fr8Tech”), and its ticker symbol to “FRGT”. Fr8App continues as a corporation incorporated in the State of Delaware. See Note 4 for further details on Merger.

Freight App, Inc., as related to activities in periods prior to the Merger is hereinafter referred to as Fr8App, and Fr8Tech, along with its wholly owned subsidiaries, are hereinafter referred to as the “Company”.

For financial accounting and reporting purposes under generally accepted accounting principles in the United States (“GAAP”), the Merger was accounted for as a reverse acquisition and recapitalization, with no goodwill or other intangible assets recorded. Under this method of accounting, Hudson Capital (legal acquirer) is treated as the acquired entity and Fr8App (legal acquiree) is deemed to have issued stock for the net assets and equity of Hudson Capital, consisting of mainly cash, accompanied simultaneously by recapitalization. The net assets of Hudson Capital are stated at historical cost, and accordingly the equity and net assets of Fr8App have not been adjusted to fair value. Consequently, the consolidated assets, liabilities and results of operations of the Company are the historical financial statements of Fr8App and Hudson Capital’s assets, liabilities and results of operations are consolidated with the assets, liabilities and results of operations of Fr8App beginning on the Merger date. Shares and earnings per share information prior to the Merger have been retroactively restated to reflect the exchange ratio established in the recapitalization.

Management evaluated the guidance contained in Accounting Standard Codification (“ASC”) Topic 805, Business Combinations (ASC 805) with respect to the identification of the acquirer in the merger and concluded, based on a consideration of the pertinent facts and circumstances as follows: The determination of the acquirer for accounting purposes was primarily based on the facts that, immediately following the Merger: (i) Fr8App’s existing stockholders owned a substantial majority of the voting rights in the combined company, (ii) Fr8App designated a majority of the members of the initial board of directors of the combined company, and (iii) Fr8App’s senior management holds all key positions in the senior management of the combined company. See Note 4 for additional discussion of the Merger.

The Company continues to monitor the effects of the global coronavirus pandemic outbreak, (“COVID-19”) and the global macroeconomic environment, including increasing inflationary pressures; supply chain disruptions; social and political issues; regulatory matters, geopolitical tensions; and global security issues. The Company is also mindful of inflationary pressures on its cost base and is monitoring the impact on customer preferences.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 2 – LIQUIDITY AND GOING CONCERN

Since inception, the Company has met its cash needs through proceeds from issuing convertible notes, loans, and issuance of shares. As shown in the accompanying consolidated financial statements as of and for the year ended December 31, 2022, the Company has an accumulated deficit of $30.0 million, a shareholders’ equity of $3.1 million, a working capital of $2.2 million, short-term debt of $3.3 million and $1.0 million of unrestricted cash on hand. For the years ended December 31, 2022 and 2021, the Company has reported operating losses and negative cash flows from operations. The Company has historically met its cash needs through a combination of term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities.

The Company currently projects that it will need to draw additional funds on its existing facilities and additional capital to fund its current operations and capital investment requirements until the Company scales to a revenue level that permits cash self-sufficiency. As a result, the Company may need to raise additional capital or secure debt funding to support on-going operations until such time. This projection is based on the Company’s current expectations regarding revenues, expenditures, cash burn rate and other operating assumptions. The sources of this capital are anticipated to be from drawing on existing facilities, and/or the sale of equity, any of which may not be achievable on favorable terms, or at all. Additionally, any debt or equity transactions may cause significant dilution to existing stockholders.

If the Company is unable to raise additional capital moving forward, its ability to operate in the normal course and continue to invest in its product portfolio may be materially and adversely impacted and the Company may be forced to scale back operations or divest some or all of its assets.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these consolidated financial statements are available to be issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with GAAP, expressed in U.S. dollars. The accompanying consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with GAAP. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for credit losses, valuation of share-based compensation and warrants, valuation of the Fr8App’s ordinary shares prior to the Merger, accounting for warrants, useful lives of internally developed software and property and equipment, whether an arrangement is or contains a lease, income tax accruals, the valuation allowance for deferred income taxes, and contingent liabilities.

The Company bases these estimates on historical and anticipated results, trends, and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

Cash consists of funds held in bank accounts. Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase and generally include money market accounts.

Concentrations of Credit Risk

The Company maintains cash accounts with various financial institutions. At times, balances in these accounts may exceed federally insured limits. Accounts at each institution within the United States (“US”) are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Additionally, a portion of the Company’s cash is deposited in non-US accounts. The funds are held with financial intuition that offer deposit insurance and bear specific country and regional risks. The amounts over the insured limits as of December 31, 2022 and 2021 was $449,991 and $2,661,919, respectively. No losses have been incurred to date on any deposit balances.

The financial instrument that potentially subjects the Company to concentration of credit risk is accounts receivable and unbilled receivables. At December 31, 2022, two customers accounted for 42% and 16% of the Company’s accounts receivable, respectively. As of December 31, 2021, two customers accounted for 35% and 15% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2022, two customers accounted for 17% and 11% of the Company’s revenues, respectively. For the year ended December 31, 2021, one customer accounted for 37% of the Company’s revenues.

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

The three levels of the fair value hierarchy are described below:

Level 1— Inputs based on unadjusted quoted market prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2— Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable or can be corroborated by observable market data.

Level 3— Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are both unobservable for the asset and liability in the market and significant to the overall fair value measurement.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, unbilled receivables, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2022 and 2021, respectively, principally due to the short-term nature, maturities, or nature of interest rates of the above listed items.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the net invoiced amount, net of allowances for credit losses, and do not bear interest. Unbilled receivables, which are reflected separately on the accompanying consolidated balance sheets, include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. In accordance with ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, the Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. The Company determines expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, and our expectations of changes in macro-economic conditions, including the ongoing COVID-19 pandemic, that may impact the collectability of outstanding receivables. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2022 and 2021, the allowance for credit losses was $171,009 and $77,483, respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the year ended December 31, 2022 and 2021.

Property and Equipment

Property and equipment consisting of office and computer equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives, ranging between three to seven years.

Useful Lives
Equipment	3 years
Furniture	7 years
Leasehold improvements	Shorter of useful life of asset or lease term

Capitalized Software

The Company complies with the guidance of ASC Topic 350-40, Intangibles—Goodwill and Other—Internal Use Software, in accounting for of its internally developed system projects that it utilizes to provide its services to customers. These system projects generally relate to software of the Company that is not intended for sale or otherwise marketed. Internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Once a project has reached the development stage, the Company capitalizes direct internal and external costs until the software is substantially complete and ready for its intended use. Costs for upgrades and enhancements are capitalized, whereas, costs incurred for maintenance are expensed as incurred. These capitalized software costs are amortized on a project-by- project basis over the expected economic life of the underlying software on a straight-line basis, which is generally three years. Amortization commences when the software is available for its intended use.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value are recognized as a component of change in fair value of warrant liability in the consolidated statements of operations. The fair value of the warrant liabilities was estimated using a Black-Scholes option pricing formula. The warrant volatility assumption within the Black-Scholes model represents a Level 3 measurement within the fair value measurement hierarchy. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $43,299 and $421 for the years ended December 31, 2022 and 2021, respectively.

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

The Company follows ASC Topic 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company’s policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2022 and 2021.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Intangible Assets

Intangible assets include the Company’s domain name and are accounted for based on ASC Topic 350, Intangibles – Goodwill and Other. The Company’s intangible assets that have finite lives, consisting of intellectual property, are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company would perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

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

Revenue Recognition

The Company’s revenues are accounted for under FASB ASC Topic 606, Revenue from Contracts with Customers. The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services to shippers through the Company’s freight rideshare marketplace. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s single performance obligation, arising under contracts the Company has entered into with customers that define the price for each shipment and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when obligations are satisfied, which occurs over time with the transit of shipments from origin to destination. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the input method, under which revenue is recognized based on the duration of time that has lapsed from the departure date (start of transportation services) to the arrival date (completion of transportation services). Measurement of revenue in-transit requires the application of significant judgement. The Company calculates the estimated percentage of an order’s transit time that is complete at period end and apply that percentage of completion of the order’s estimated revenue. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

At times, billing occurs subsequent to revenue recognition, resulting in an unbilled receivable which represents a contract asset. This contract asset is recorded as an unbilled receivable and presented on the consolidated balance sheets. The Company receives the unconditional right to bill when shipments are delivered to their destination.

Convertible Debt and Beneficial Conversion Features

The Company evaluates embedded conversion features within convertible debt under ASC 815, Derivatives and Hedging to determine whether the embedded conversion feature(s) should be bifurcated from the host instrument and accounted for as a derivative at fair value with changes in fair value recorded in earnings. If the conversion feature does not require derivative treatment under ASC 815, the instrument is evaluated under ASC 470-20 Debt with Conversion and Other Options for consideration of any beneficial conversion features.

Share-Based Compensation

The Company accounts for share-based awards, including stock options and restricted stock awards, issued to employees in accordance with ASC Topic 718, Compensation—Stock Compensation. In addition, the Company issues stock options to non-employees in exchange for consulting services and accounts for these in accordance with the provisions of ASU 2018-07, Improvements to Nonemployee Share-Based payment Accounting. Compensation expense is measured at the grant, based on the calculated fair value of the award, and recognized as an expense over the requisite service period, which is generally the vesting period of the award.

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

The Company estimates the expected term of stock options granted to employees using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For stock options granted to non-employees, the contractual term of the option is utilized as the basis for the expected term assumption. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees. For purposes of calculating share-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The expected volatility is primarily based on the historical volatility of peer company data while the expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected option term. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

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

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of outstanding ordinary shares for the period, considering the effect of securities series A and B preferred stock and series seed preferred stock. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive ordinary shares equivalents outstanding. During the periods when they are anti-dilutive, ordinary share equivalents, if any, are not considered in the computation. At December 31, 2022 and 2021, there were 636,710 and 88,961 ordinary share equivalents, respectively. For the purpose of 2021 calculations, 2020 Bridge Notes and the 2021 Bridge Notes, which were issued at a conversion price determinable at certain future events and not at specified conversion price, were excluded, (see Note 12). For the years ended December 31, 2022 and 2021, these potential shares were excluded from the shares used to calculate diluted loss per share as their effect would have been antidilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Chief Operating Decision Maker (“CODM”) reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 16 to the consolidated financial statements.

Emerging Growth Company

The Company is an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. Private companies are those companies that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as Further, Section 102(b) (1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. Private companies are those companies that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, it adopts the new or revised standard at the time private companies adopt the new or revised standard, unless it chooses to early-adopt the new or revised accounting standard. Therefore, the Company’s consolidated financial statements may not be comparable to certain public companies.

Reclassification

Certain reclassifications, not affecting previously reported net loss, have been made to the previously issued consolidated financial statements to conform to the current year presentation.

Recently Adopted Accounting Pronouncements

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

ASU 2020-06 also requires that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or share. This amendment removes current guidance that allows an entity to rebut this presumption if it has a history or policy of cash settlement. Furthermore, ASU 2020-06 requires the application of the if converted method for calculating diluted earnings per share, and the treasury stock method will be no longer available. In addition, ASU 2020-06 clarifies that an average market price should be used to calculate the diluted EPS denominator in cases in which the exercise prices may change on the basis of an entity’s share price or changes in the entity’s share price may affect the number of shares that may be used to settle a financial instrument and that an entity should use the weighted-average share count from each quarter when calculating the year-to-date weighted-average share. The provisions of ASU 2020-06 are applicable for fiscal years beginning after December 15, 2021, with early adoption permitted no earlier than fiscal years beginning after December 15, 2020. The adoption of this standard did not have a material impact to the Company’s consolidated financial statements, since all of the Company’s convertible debt were converted to equity as part of the Merger during the year ended December 31, 2022.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” ASU No. 2020-04 provides guidance on optional expedients for a limited time to ease the operational burden in accounting for (or recognizing the effects of) reference rate reform (LIBOR) on financial reporting. In December 2022, the FASB issued ASU 2022-06 Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848 (ASU 2022-06), which extends the optional transition relief to ease the potential burden in accounting for reference rate reform on financial reporting. The transition relief is provided through December 31, 2024 based on the expectation that the LIBOR will cease to be published as of June 30, 2023. The amendments are effective prospectively at any point through December 31, 2024. The Company will continue to monitor new contracts that could potentially be eligible for contract modification relief through December 31, 2024.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2022, the FASB issued ASU No. 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations,” which is intended to enhance the transparency surrounding the use of supplier finance programs. The guidance requires companies that use supplier finance programs to make annual disclosures about the program’s key terms, the balance sheet presentation of related amounts, the confirmed amount outstanding at the end of the period and associated rollforward information. Only the amount outstanding at the end of the period must be disclosed in interim periods. The guidance does not affect the recognition, measurement or financial statement presentation of supplier finance program obligations. The guidance becomes effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Company does not have any supplier finance programs and does not believe the impact of adopting this accounting standard update will be material to the consolidated financial statements.

NOTE 4 - MERGER

As described in Note 1, Fr8App merged with Hudson Capital on February 14, 2022. In connection with the Merger, the following unregistered, restricted securities were issued by Hudson Capital to the shareholders of Fr8App, with terms such as customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions (the “Merger Consideration”), as adjusted for the February 15, 2022 and March 24, 2023 reverse stock splits (see Note 20).

Securities Issued in Merger	Issued at Merger
Ordinary Shares	257,766	*
Series A2 Preferred Shares	1,264,360
Series A1A Preferred Shares	4,473,547
Series Seed Preferred Shares	7,020
Series B Preferred Shares	7,389,850
Series A4 Preferred Shares	568,930
Ordinary Shares Warrants	522	*
Series Seed Warrants	4,165
Equity Awards for Ordinary Shares	195,829	*
Total Securities Issued in Merger	14,161,989

*	Only ordinary shares were adjusted in the March 24, 2023 reverse stock split.

Additionally, Fr8App’s convertible promissory notes, with aggregate outstanding principal and accrued interest of $7,965,626, were converted in their entirety into Hudson Capital’s preferred shares as a result of the Merger.

All shares of ordinary shares, preferred stock, series seed, warrants and stock options of Fr8App issued and outstanding immediately prior to the Merger were cancelled and converted into equivalent Hudson Capital’s securities at an exchange ratio of 1 to 1.26855 (“Exchange Ratio”). Upon the closing of the transaction, Fr8App existing shareholders owned majority of the Company on a non-diluted basis at that time.

As part of the Merger, on February 9, 2022, Hudson Capital and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”), together with certain investors (collectively, the “PIPE Investors”) entered into a Securities Purchase Agreement pursuant to which Hudson Capital agreed to sell and issue to the PIPE Investors an aggregate of 1,060,606 restricted Series B Preferred Shares along with Series A warrants to purchase 106,061 of Hudson Capital’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 upon closing of the Merger.

On February 9, 2022, ATW Opportunities, together with certain existing stockholders of Fr8App, (collectively, the “SPA Investors”) entered into an amended and restated Securities Purchase Agreement with Hudson Capital (the “A&R SPA”) pursuant to which Hudson Capital agreed, among other things, to issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 738,985 of Hudson’s ordinary shares (see Note 18).

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 4 – MERGER (CONTINUED)

For all comparative periods up to the closing of the Merger, the equity structure has been restated to reflect the number of shares of the Company’s ordinary shares issues to legacy Hudson Capital’s stockholders in connection with the recapitalization transaction. As such, the shares and corresponding capital amounts and earnings per share related to legacy Fr8App common stock prior to the Merger have been retroactively restated as shares reflecting the exchange ratio established in the Merger agreement.

Cash – PIPE	3,500,000
Cash – Issuance of ordinary shares	1,356,178
Conversion of convertible promissory notes, net of discount	7,878,025
Transaction costs	(3,449,177)
Warrant liability, net of discount	3,440,144
Hudson Capital equity as of Merger	2,429,948
Total	15,155,118

Following the Merger, in an effort to focus on its core business as a North American transportation logistics technology platform company, the Company proceeded to divest any non-core, non-performing businesses and sell its wholly-owned subsidiary, Hong Kong Internet Financial Services (“HKIFS”), to private investors. HKIFS was a legacy Hudson Capital subsidiary. The sale of HKIFS was completed on March 30, 2022 for a nominal consideration, and included all of the prior operations, obligations and commitments related to its legacy Chinese operations. As such, all Company’s activities post-Merger comprised of Fr8App’s core business prior to the Merger and there was a minimal financial effect from the sale of HKIFS, which included nominal legal expenses to assemble and formalize the transaction.

NOTE 5 – RESTRICTED CASH IN ESCROW

As of December 31, 2021, an amount of $175,000 was held in escrow for payment to an advisor in connection with the Merger. The full amount was released from escrow upon consummation of the Merger (See Note 1 and Note 4).

NOTE 6 – CAPITALIZED SOFTWARE

Capitalized software consists of the following at:

	December 31, 2022	December 31, 2021
Capitalized software	$3,178,850	$2,548,817
Accumulated amortization	(2,428,995)	(2,203,548)
Net carrying amount	749,855	345,269
Capitalized software in-process	-	245,733
Capitalized software, net	$749,855	$591,002

Amortization expense for the years ended December 31, 2022 and 2021 was $225,447 and $285,069, respectively.

Estimated amortization for capitalized software for future periods is as follows:

Year Ended December 31,
2023	$313,975
2024	248,125
2025	187,755
$749,855

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2022	December 31, 2021
Equipment	$84,806	$92,873
Furniture and fixtures	9,517	9,517
Leasehold improvements	-	4,759
Total cost	94,323	107,149
Accumulated depreciation	(66,716)	(53,700)
Property and equipment, net	$27,607	$53,449

Depreciation expense for the years ended December 31, 2022 and 2021 was $17,887 and $16,130, respectively.

NOTE 8 – ACCRUED EXPENSES

Accrued expenses consist of the following at:

	December 31, 2022	December 31, 2021
Accrued freight costs	$947,372	$603,332
Accrued payroll	416,039	289,408
Accrued value added tax	386,083	30,374
Accrued professional services	41,554	12,466
Other accrued liabilities	3,527	3,527
Total accrued expenses	$1,794,575	$939,107

NOTE 9 – SHARE-BASED COMPENSATION

The Company has an Equity Incentive Plan (the “Plan”) under which the Company may grant restricted stock awards and stock options for up to 1,000,000 ordinary shares. Both incentive stock options and non-qualified stock options expire ten years from the date of the grant or 90 days after the termination of employment of the grantee.

Stock Options

The fair value of options and share awards granted under the stock option plan during the year ended December 31, 2022 and 2021 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

	2022	2021
Risk-free interest rates	0.986% - 3.44%	0.986%
Expected life of options	5 years	5 years
Expected volatility	73.62% - 83.45%	78.50%
Expected dividend yield	0.00%	0.00%

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 9 – SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2021	90,290	$4.34
Granted	68,346	25.21
Forfeited/Expired	(510)	4.34
Exercised	-	-
Balance at December 31, 2021	158,126	13.36	6.58	854,217
Granted	334,773	17.90
Forfeited/Expired	(57,714)	14.80
Exercised	(43,642)	4.34
Balance at December 31, 2022	391,543	18.02	9.11	$-
Exercisable at December 31, 2022	66,193	16.80	7.69	$-

The following table summarizes the Company’s non-vested stock options.

	Non-vested Options Outstanding	Weighted-Average Grant Date Fair Value
At January 1, 2021	38,203	$3.28
Options granted	68,346	4.53
Options forfeited/cancelled	(510)	3.28
Options exercised	-	-
Options vested	(36,019)	5.03
At December 31, 2021	70,020	5.88
Options granted	334,773	10.88
Options forfeited/cancelled	(53,808)	7.77
Options exercised	-	-
Options vested	(25,635)	3.80
At December 31, 2022	325,350	$10.30

For the years ended December 31, 2022 and 2021, the Company recognized $555,156 and $171,500 of stock compensation expense relating to stock options, respectively. As of December 31, 2022, there was $3,418,134 of unrecognized stock compensation expense related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of approximately four years.

Restricted Stock Awards

From time-to-time the Company issues time-based restricted stock awards (“RSAs”) under the Plan. The fair value of the nonvested shares are measured at the market price of a share on the date of grant and will be recognized as share-based compensation expense over the requisite service period. Grants vest over a period ranging from one to four years based on continued employment or service. The ordinary shares underlying the RSAs are not considered issued and outstanding until vested.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 9 – SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes the restricted stock awards activity:

	Restricted Stock Awards	Weighted-Average Grant Date Fair Value Per Share
Outstanding at January 1, 2021	-	$-
Granted	10,110	13.87
Forfeited	(228)	13.87
Exercised	-	-
Vested	(4,534)	13.87
Outstanding at December 31, 2021	5,288	13.87
Granted	23,732	17.53
Forfeited	-	-
Exercised	-	-
Vested	(26,031)	16.77
Outstanding at December 31, 2022	2,989	$13.87

For the years ended December 31, 2022 and 2021, the Company recognized $449,236 and $63,904 of stock compensation expense relating to RSAs, respectively. As of December 31, 2022, there was $40,183 of unrecognized share-based compensation expense related to non-vested RSAs. The cost is expected to be recognized over a weighted average period of approximately three years.

NOTE 10 – SHORT-TERM BORROWINGS

On March 7, 2019, the Company entered into a short-term promissory note (“2019 Note”) with a lender (the “2019 Note Lender”) which provides the Company a revolving line of credit. On July 12, 2022, the note was amended to increase the maximum principal amount that could be advanced withdrawn under the line of credit to $5,000,000. The borrowing base of the revolving line of credit is limited to stated percentages for different categories of eligible accounts receivable. Under the revolving line of credit, if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base, the Company must repay the lender an amount equal to the difference between the outstanding principal balance of the revolving line of credit and the borrowing base. The note requires monthly payments of interest, beginning May 1, 2019. Interest accrues on the outstanding principal at a rate equal to Prime Rate as set out in the Wall Street Journal from time to time with a floor of 3.25% per annum. The interest rate as of December 31, 2022 was 7.50%. The 2019 Note matures on July 31, 2023.

The Company incurred interest expense related to the short-term borrowings in the amount of $382,655 and $263,788 for the years ended December 31, 2022 and 2021, respectively.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 11 – PAYCHECK PROTECTION PROGRAM – LONG TERM

On May 6, 2020, the Company received the proceeds from a loan in the amount of $114,700 (the “PPP Loan”) pursuant to the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The Company accounted for the PPP Loan as a financial liability in accordance with Accounting Standards Codification (“ASC”) Topic 470, Debt. The PPP Loan had a maturity date of May 6, 2022 and bears interest at a fixed rate of 1.00% per annum. Loan payments, which includes principal and interest are deferred to August 20, 2021, which is 10 months after the loan forgiveness covered period.

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

On March 22, 2021, the PPP loan was forgiven in whole, which included principal of $114,700 and accrued interest of $978. The total amount forgiven of $115,725 is recorded as a gain from extinguishment of debt in the accompanying consolidated statements of operations for the year ended December 31, 2021.

NOTE 12 – CONVERTIBLE DEBT

2020 Bridge Notes

On October 7, 2020, Fr8App entered into a note purchase agreement (the “2020 Bridge Notes”) with certain existing shareholders and investors pursuant to which Fr8App issued bridge notes in the aggregate principal amount of $4,004,421 (the “Bridge Financing”). All bridge notes will mature on the date that is two years from the closing date of the bridge financing. Interest on the bridge notes will accrue at an annual rate of 5% over two-year term of the bridge notes and is payable by Fr8App (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the bridge notes by Fr8App or, (iv) in connection with any conversion of the bridge notes through the issuance of shares of the capital stock of the Fr8App in exchange for accrued and unpaid interest owing at the time of conversion. Each note is convertible into conversion shares pursuant to one of the following: 1. Automatic Private Investment in Public Equity (“PIPE”) financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreements, but rather, the applicable conversion price in connection with any conversion of the 2020 Bridge Notes will be determined by reference to a formula that includes a 50% discount to the per share price or value of Fr8App’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

Under the note purchase agreement, Fr8App issued 103,124 ordinary shares in connection with the 2020 Bridge Notes (see Note 20). Both the 2020 Bridge Notes and the ordinary shares are not remeasured at fair value and the proceeds from the 2020 Bridge Notes were allocated between ordinary shares and the bridge note debt based on the relative fair value, and $242,219 was allocated to the ordinary shares and was recorded as a discount for the 2020 Bridge Notes, amortized as interest over the term of the 2020 Bridge Notes. In addition, the Company incurred $50,000 of transaction fees with one of the lenders for administering the Bridge Financing. These fees were included in the lender’s bridge note and were recorded as debt issuance costs and amortized over the term of the 2020 Bridge Notes.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 12 – CONVERTIBLE DEBT (CONTINUED)

2021 Bridge Notes

In 2021, the Fr8App entered into three note purchase agreements with an existing shareholder pursuant to which the Fr8App issued in January 2021, May 2021, and July 2021 bridge notes in the aggregate principal amount of $1,000,000, $1,608,842, and $1,000,000, respectively (the “2021 Bridge Notes”). The 2021 Bridge Notes will mature on October 7, 2022. Interest on the notes will accrue at an annual rate of 5% over the term of the notes and is payable by Fr8App (i) at maturity, (ii) upon acceleration of the indebtedness in the case of an event of default, (iii) in connection with any prepayment of the note by Fr8App or, (iv) in connection with any conversion of the note through the issuance of shares of the capital stock of Fr8App in exchange for accrued and unpaid interest owed at the time of conversion. The 2021 Bridge Notes are convertible into conversion shares pursuant to one of the following: 1. Automatic PIPE financing conversion, 2. Optional next equity financing conversion; 3. Optional corporate transaction conversion; 4. Optional maturity conversion. There is no pre-determined conversion price in any of the above under the note purchase agreement, but rather, the applicable conversion price in connection with any conversion of the 2021 Bridge Notes will be determined by reference to a formula that includes a 20% to 25% discount to the per share price or value of Fr8App’s shares, as the case may be, implied by the event in connection with which, or at the time at which, conversion occurs.

The convertible notes and their conversion features did not meet the definition of a derivative and the embedded conversion option is not subject to bifurcation and classification in the consolidated financial statements as liabilities at fair value.

The Company recorded interest expense pursuant to the stated interest rates on the convertible notes in the amount of $0 and $312,426 for the years ended December 31, 2022 and 2021, respectively. Amortization of convertible note issuance costs for the years ended December 31, 2022 and 2021 was $4,166 and $24,996, respectively. Amortization of convertible note discounts for the years ended December 31, 2022 and 2021 was $20,184 and $121,104, respectively.

In connection with the Merger, all of Fr8App’s convertible notes, including principal and accrued interest, were converted into Series B Preferred shares by which the Company issued 4,049,887 shares of Series B Preferred shares to the convertible notes holders for the conversion of notes in the amount of $7,965,626, which was comprised of $7,613,292 principal and $352,334 of accrued interest.

The aggregate balance of the convertible notes payable is as follows at:

	December 31, 2022	December 31, 2021
Convertible notes payable	$-	$7,613,292
Accrued interest	-	356,238
Less: unamortized deferred financing costs	-	(19,158)
Less: unamortized discount	-	(92,793)
Convertible note payable, net	$-	$7,857,579

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 13 – NOTES PAYABLE

September Promissory Note

On September 16, 2021, Fr8App entered into a promissory note with Hudson Capital (the “September Promissory Note”), for the amount of $1,500,000 with maturity date of September 16, 2022. Interest on the September Promissory Note accrues at a rate of 0.17% per annum. In connection with the September Promissory Note, Fr8App also issued warrants to Hudson Capital to purchase certain securities of Fr8App (the “September Warrant Securities”) (see Note 18). Hudson Capital assigned the warrants it received from Fr8App to ATW Opportunities Master Fund, L.P (“ATW Opportunities”), an affiliate of a shareholder of FR8App, and executed a Warrant Assignment Agreement on September 16, 2021 (see Note 18). The Company measured the fair value of the warrants at the issuance date to be $2,692,396 and allocated an amount of $1,500,000 to be recorded as a debt discount that will be amortized over the term of the September Promissory Note. The transaction is deemed to be a financing transaction and the excess fair value over the proceeds received from the September Promissory Note in the amount of $1,192,396 was recorded in other expense on the accompanying consolidated statements of operations. Upon consummation of the Merger, the principal and interest of the September Promissory Note are now eliminated in consolidated as Fr8App is a wholly owned subsidiary of Fr8Tech (formerly known as Hudson Capital).

First December Promissory Note

On December 29, 2021, Fr8App entered into a promissory note with ATW Opportunities Master Fund, L.P pursuant to which Fr8App issued notes in the aggregate principal amount of $200,000, discounted by $30,000, for net proceeds of $170,000 (the “First December Promissory Note”). The First December Promissory Note matures on August 29, 2022 and interest accrues at an annual rate of 0.33% over the term of the note. The First December Promissory Note was repaid by issuing securities as part of a securities purchase agreement on July 12, 2022 (See Note 18).

Second December Promissory Note

On December 29, 2021, in connection with a contemporaneous investment in Hudson Capital funded by ATW Opportunities, Fr8App entered a promissory note with Hudson Capital (the “Second December Promissory Note”), for the amount of $950,000 with maturity date of September 28, 2022. Interest on the Second December Promissory Note accrues at a rate of 0.17% per annum. Upon consummation of the Merger, the principal and interest of the Second December Promissory Note are now eliminated in consolidation as Fr8App is a wholly owned subsidiary of Fr8Tech (formerly known as Hudson Capital).

In connection with the First and the Second December Promissory Notes, and the contemporaneous investment by ATW Opportunities in Hudson Capital, Fr8App also issued warrants to ATW Opportunities to purchase certain securities of Fr8App (the “Warrant Securities”) (see Note 18). The Company measured the fair value of the warrants at the issuance date to be $2,756,669 and allocated an amount of $1,120,000 to be recorded as a debt discount that will be amortized over the term of the two notes payable. The transaction is deemed to be a financing transaction and the excess fair value over the proceeds received from the two notes payable in the amount of $1,636,669 was recorded in other expenses on the accompanying consolidated statements of operations.

Settlement Promissory Note

On May 24, 2022, the Company entered into a settlement agreement with a law firm related to services in the amount of $900,000 provided to consummate the closing of the Merger. Under the settlement agreement, the Company issued a promissory note in the amount of $400,000 and 25,000 ordinary shares. The principal balance of the note was paid in full in four installments of $100,000 during the year ended December 31, 2022. No interest was accrued for the note in accordance with the terms of the promissory note given the short term nature of the settlement promissory note.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 13 – NOTES PAYABLE (CONTINUED)

The aggregate balance of the notes payable is as follows at:

	December 31, 2022	December 31, 2021
Notes payable	$-	$2,650,000
Less: unamortized discount	-	(2,203,226)
Notes payable, net	$-	$446,774

During the years ended December 31, 2022 and 2021, amortization of debt discount was recorded to interest expense in the amount of $515,625 and $446,774, respectively.

NOTE 14 – INCOME TAXES

Income tax expense consists of the following components:

	December 31, 2022	December 31, 2021
Current
Federal	$-	$-
State	41,401	-
Foreign	49,110	40,264
Total Current	90,511	40,264
	-	-
Deferred
Federal	$-	$-
State	-	-
Total Deferred	-	-

Income tax expense	$90,511	$40,264

The Company’s provision for income taxes for the years ended December 31, 2022 and 2021 is based on the estimated annual effective tax rate, plus discrete items. The following table presents the provision for income taxes and the effective tax rates for years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Loss before income tax provision	$(8,096,671)	$(8,160,541)
Income tax provision	90,511	40,264
Effective tax rate	-1.12%	-0.49%

The difference between the Company’s effective tax rate for the years ended December 31, 2022 and 2021 and the US statutory rate of 21% primarily relates to nondeductible expenses, state income taxes (net of federal benefit), a net increase in valuation allowances and certain discrete items.

Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 14 – INCOME TAXES (CONTINUED)

	December 31, 2022		December 31, 2021
Income tax expense (benefit) at federal statutory rate	$(1,700,301)	21.00%	$(1,713,714)	21.00%
State and local income taxes net of federal tax benefits	(17,442)	0.12%	(21,754)	0.27%
Return to provision adjustments	(140,374)	1.73%	5,119	-0.06%
Other adjustments to deferred	1,051,874	-12.99%	-	-
Change in valuation allowance	720,407	-8.90%	2,295,280	-28.13%
Permanent differences	166,816	-2.06%	(528,281)	6.47%
Other– net	9,531	-0.12%	3,614	-0.04%
Income tax expense	$90,511	-1.12%	$40,264	-0.49%

At December 31, 2022 and December 31, 2021, the Company had federal net operating losses (“NOLs”) of approximately of $25,375,000 and $17,817,000 respectively, which are offset fully by a valuation allowance. These NOLs expire from 2035 to 2042 or have indefinite lives. However, the Tax Cuts & Jobs Act of 2017 limits the amount of net operating loss utilized each year after December 31, 2020 to 80% of taxable income. At December 31, 2022, the Company had various states NOLs estimated of approximately $4,103,000, which starts to expire in 2029.

The Company is in process of evaluating the effects that a change in ownership under Internal Revenue Code Section 382 may limit the potential utilization of its NOLs going forward.

Temporary differences which give rise to a significant portion of deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Accrued expenses	$65,011	$214,397
Fixed and intangible assets	(54,219)	(75,900)
Allowance for doubtful accounts	13,885	16,678
Warrant amortization	211,142	96,165
Net operating loss - Federal	5,328,850	4,648,504
Net operating loss - States	189,695	134,112
	5,754,364	5,033,956
Less: Valuation allowance	(5,754,364)	(5,033,956)
Net deferred tax asset	$-	$-

In making this determination, the Company is required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results. At December 31, 2022 and December 31, 2021, the Company maintains a full valuation allowance against its deferred tax assets.

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

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 15 – LEASES

In November 2020, Fr8App entered into a lease agreement for 14 workstations in Mexico for a term of 12 months which expired on October 31, 2021. In November 2021, Fr8App entered into a lease agreement for 62 workstations in Mexico for a term of 12 months which expired on October 31, 2022. In November 2022, the Company entered into a lease agreement for 31 workstations in Mexico for a term of 12 months which will expire on November 1, 2023. The rent expense for the years ended December 31, 2022 and 2021, was approximately $118,000 and $110,000, respectively.

NOTE 16 – SEGMENT INFORMATION

Geographic long-lived asset information presented below is based on the physical location of the assets at the end of year. Long-lived assets including intangible assets, capitalized software, property and equipment and security deposits, by geographic region, are as follows at:

	December 31, 2022	December 31, 2021
United States	$262,764	$369,706
Mexico	540,036	290,548
Total long-lived assets	$802,800	$660,254

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers:

	Year Ended December 31,
	2022	2021
United States	$20,071,385	$20,156,744
Mexico	5,817,051	1,317,407
Total revenue	$25,888,436	$21,474,151

NOTE 17 – RELATED PARTY TRANSACTIONS

The Company also provided freight services to a customer owned by a shareholder. The revenue for these services for the years ended December 31, 2022 and 2021 was $0 and 99,000, respectively. The Company did not have any accounts receivable balances as of December 31, 2022 and 2021 relating to this customer.

In 2021 and 2022, the Company issued various warrants to ATW Opportunities, a shareholder and entered into various promissory notes with shareholders. (See Note 13 and 18).

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 18 – WARRANTS

Warrant Classified as Liabilities

The Company’s warrant liabilities contained unobservable inputs that reflected the Company’s own assumptions in which there was little, if any, market activity as of the measurement date. Accordingly, the Company’s warrant liabilities are measured on a recurring basis using unobservable inputs and were classified as level 3 measurements.

In connection with the September Promissory Note, on September 16, 2021 Fr8App also issued the September Warrant Securities to Hudson to purchase certain of its securities. Hudson assigned the warrants it received from Fr8App to ATW Opportunities, an affiliate of a shareholder and executed a Warrant Assignment Agreement on September 16, 2021 (see Note 13). Pursuant to the terms of the warrant agreement, upon closing of the Merger, the warrant will be automatically deemed exercised and the Company will issue 1,891,928 shares of the Company’s Series A3 Preferred Stock and warrants to purchase 1,891,928 shares of Series A3 Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855.

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

The warrants are considered an unconditional obligation to issue a variable number of the Company’s shares for a fixed monetary amount known at inception. As such, the warrants are recorded as a liability until exercised.

The Company measured the fair value of the warrants to be $2,692,396, comprised of $1,703,782 fair value of Series A3 Preferred Stock, and $988,614 fair value of Series A3 Preferred Stock warrants based on a Black-Scholes option pricing model. The Company recorded the fair value of the warrant on inception date on September 16, 2021 as a liability and the excess fair value over the proceeds received from the September Promissory Note in the amount of $1,192,396 was recorded in other expenses on the accompanying consolidated statements of operations. The Company remeasured the fair value on December 31, 2021 and the periodic change in fair value, which amounted to $497,759, is reflected in change of fair value of warrant liabilities within the consolidated statements of operations. The Company remeasured the fair value on the settlement date, February 14, 2022 and the periodic change in fair value, which amounted to $56,758, was reflected in change of fair value of warrant liabilities within the consolidated statements of operations.

The following assumptions were used when calculating the fair value of the A3 Warrants:

	2022	2021
Exercise price of the warrants	$0.01-1.125	$0.01-$1.125
Expected life of the warrants	0.01-6.59 years	0.3-7 years
Current value of the underlying Series A3 Preferred Stock	$0.77	$0.75-$0.82
Expected volatility	28.3%-66.2%	58.5%-71.3%
Expected dividend yield	0.00%	0.00%
Risk-free interest rates	0.05%-2.02%	0.02%-1.44%

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 18 – WARRANTS (CONTINUED)

As part of the Merger, all Series A3 Preferred Stock and warrants were replaced to Series B Preferred Stock and warrants with identical terms to Series A3 Preferred Stock and warrants

Pursuant to the terms of the September Warrant Securities, upon closing of the Merger, the warrant securities were exercised and the Company issued 1,090,909 shares of its Series B Preferred Stock and warrants to purchase 1,891,928 shares of Series B Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855 (see Note 20).

On December 29, 2021, Fr8App issued warrants to an affiliate of a shareholder in connection with the First and Second December Promissory Note (see Note 13). Pursuant to the terms of the warrant agreement, upon closing of the Merger (see Note 13), the warrant will be automatically deemed exercised and the Company will issue 2,376,439 shares of the Company’s Series A3 Preferred Stock and warrants to purchase 2,376,439 shares of Series A3 Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855 (“December Warrant Securities”).

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

The Company measured the fair value of the warrants to be $2,756,669, comprised of $1,758,565 fair value of Series A3 Preferred Stock, and $998,104 fair value of Series A3 Preferred Stock warrants based on a Black-Scholes option pricing model. The Company recorded the fair value of the warrant on inception date as a liability on the consolidated balance sheet as of December 31, 2021 and the excess fair value over the proceeds received from the First and Second December Promissory Note in the amount of $1,636,669 was recorded in other expense on the accompanying consolidated statements of operations. The Company remeasured the fair value on the settlement date, February 14, 2022, and the periodic change in fair value, which amounted to $71,293, was reflected in change of fair value of warrant liabilities within the consolidated statements of operations.

The following assumptions were used when calculating the fair value of the A3 Warrants:

	2022	2021
Exercise price of the warrants	$0.01-1.125	$0.01-1.125
Contractual life of the warrants	0.01-6.88 years	0.3-7 years
Current value of the underlying Series A3 Preferred Stock	$0.77	$0.80
Expected volatility	28.3%-65.3%	66.6%-71.3%
Expected dividend yield	0.00%	0.00%
Risk-free interest rates	0.05%-2.01%	0.02%-1.44%

Pursuant to the terms of the December Warrant Securities, upon closing of the Merger the warrant securities were exercised and the Company issued 2,376,439 shares of its Series B Preferred Stock and warrants to purchase 2,376,439 shares of Series B Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855 (see Note 20).

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 18 – WARRANTS (CONTINUED)

Warrants Classified as Equity

On November 9, 2015, Fr8App issued 522 ordinary shares warrants to two founders with an exercise price of $86.71. The warrants expire and are no longer exercisable at the earlier of the tenth anniversary of the date the warrants were issued or the date Fr8App is acquired by another entity.

Under the terms of a short-term borrowing agreement signed in 2017, the lender had a right to invest up to the greater of (i) $250,000 or (ii) an amount that would maintain Lender’s pro rata ownership in Fr8App under the same terms provided to other investors. On November 15, 2018, Fr8App and the lender agreed on the terms of the right to invest by granting the lender a warrant to purchase up to 4,165 series seed preferred shares of Fr8App at an exercise price of $18.00 per share. The warrants expire and are no longer exercisable at the tenth anniversary of the date the warrants were issued. The warrant shall be automatically exchanged for shares in the event of a change of control.

On August 26, 2020, Fr8App issued a warrant to an affiliate of a shareholder to purchase up to 441,605 Series A2 preferred shares at an exercise price of $0.43 in exchange for professional services. Effective December 31, 2020, this warrant was cancelled and a replacement warrant to purchase up to 441,605 Series A2 preferred shares at an exercise price of $0.43 was issued to an affiliate of the original warrant holder. The warrants expire on August 26, 2027. On December 17, 2021, the warrants were exercised (see Note 20).

The following assumptions were used when calculating the issuance date fair value:

Exercise price of the warrants	$0.43
Expected life of the warrants	7 years
Current value of the underlying share	$25.10
Expected volatility	101.70%
Expected dividend yield	0.00%
Risk-free interest rates	0.22%

On February 9, 2022, the Company and the SPA Investors entered into the A&R SPA (See Note 4) pursuant to which the Company agreed to, among other things, issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 738,985 of the Company’s ordinary shares. These warrants will remain exercisable for a period of seven years after issuance. The exercise price of Series A, Series B, Series C and Series D Warrants are $33.00, $26.40, $16.50, $24.75 per ordinary share, respectively, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

On February 9, 2022, the Company and the PIPE Investors entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to the PIPE Investors an aggregate of 1,060,606 restricted Series B Preferred Shares along with Series A warrants to purchase 106,061 of the Company’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 upon closing of the Merger (See Note 4).

The following assumptions were used when calculating the fair value of the Series A, B, C and D Warrants:

Exercise price of the warrants	$16.50-33.00
Contractual life of the warrants	7 years
Current value of the underlying share	$26.30
Expected volatility	88.05%
Expected dividend yield	0.00%
Risk-free interest rates	1.98%

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 18 – WARRANTS (CONTINUED)

On July 12, 2022, the Company entered into a securities amendment agreement with holders of the Company’s Series Seed, Series A1-A, Series A2, Series A4 Preferred Shares, Series B Preferred Shares and Series A, B, C and D warrants issued pursuant to the A&R SPA dated February 9, 2022 (the “Warrants”). The securities amendment agreement amended several terms of the Preferred Shares and the Warrants, including conversion terms. See Note 20 for further details.

As part of the October 27, 2022 securities purchase agreement, as described in Note 20, the Company issued 40,000 ordinary shares and 210,000 ordinary shares upon the exercise of warrant at an exercise price of $0.01 per share, for a total consideration of $1,002,100.

The table below summarizes the Company’s warrant activities:

	Number of Ordinary Shares Warrants (*)	Number of Series A, B, C, D Warrants (*)	Number of Series Seed Shares Warrants	Number of Series A2 Preferred Shares Warrants	Exercise Price Range Per Share	Weighted Average Exercise Price
Balance at December 31, 2020	522	-	4,165	441,605	$0.43 to 86.71	$0.70
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	(441,605)	0.43	0.43
Balance at December 31, 2021	522	-	4,165	-	18.00 to 86.71	25.65
Granted	210,000	845,046	-	-	0.01 to 33.00	19.39
Forfeited	-	-	-	-	-	-
Converted	-	(51,334)	-	-	16.50 to 33.00	21.00
Exercised	(210,000)	-	-	-	0.01	0.01
Balance at December 31, 2022	522	793,712	4,165	-	$16.50 to 86.71	$24.42

(*)	Only ordinary shares were adjusted in the March 24, 2023 reverse stock split.

Series A, B, C, and D Warrants conversion price are 0.779, 0.816, 0.888, 0.826, respectively. During the year ended December 31, 2022, 1,709 Series A Warrants were converted to 1,331 ordinary shares based on a conversion price of 0.779, 25,024 Series C Warrants were converted to 22,221 ordinary shares based on a conversion price of 0.888 and 24,601 Series D Warrants were converted to 20,320 ordinary shares based on a conversion price of 0.826.

NOTE 19 - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering eligible employees with at least two months of service. The Company fully matches employee contributions up to 3% of total compensation, plus 50% of contributions that exceed that amount up to 5% of total compensation. Total expenses for the years ended December 31, 2022 and 2021, was $23,758 and $29,477, respectively.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 20 – STOCKHOLDERS’ EQUITY (DEFICIT)

February 14, 2022 Reverse Stock Split

The Board of Directors of Hudson Capital approved a reverse stock split of 2.2:1 of Hudson Capital on January 21, 2022, effective as of February 14, 2022. Hudson Capital’s ordinary shares began trading on a split adjusted basis on February 15, 2022.

March 24, 2023 Reverse Stock Split

The Company effected a ten for one reverse stock split on March 24, 2023. All ordinary shares and per ordinary share information in these consolidated financial statements has been retroactively adjusted to reflect this reverse stock split. All classes of preferred shares were not subject to this reverse stock split prior to conversion to ordinary shares. The ordinary shares to which the preferred shares are convertible to, are adjusted accordingly upon conversion of the preferred shares.

Prior to Merger Closing

Prior to the closing of the Merger with Hudson, Fr8App’s authorized capitalization under its charter (“Charter”) consisted of the following (at a par value per share of $0.00001):

Ordinary Shares	6,843,703
Non-Voting Common Shares	8,000
Series Seed Preferred Shares	19,958
Series A1A Preferred Shares	7,991,078
Series A1B Preferred Shares	3,167,474
Series A2 Preferred Shares	2,258,521
Series A3 Preferred Shares	46,000,000
Series A4 Preferred Shares	1,000,000

Holders of Ordinary Shares were entitled to one vote for each share of Ordinary Shares held at all meetings of stockholders. Holders of outstanding shares of Preferred Stock are entitled to cast the number of votes equal to the number of whole shares of Ordinary Shares into which the shares of Preferred Stock held by such holder were convertible as of the record date. Except as specifically indicated Fr8App’s Charter the holders of Preferred Stock voted together with the holders of Ordinary Shares, as a single class and on an as-converted to Ordinary Shares basis. The Non-Voting Ordinary Shares was not entitled to vote on any matters. The Charter also included certain customary preferred stock protective provisions which gave a specified majority of the outstanding shares of Series A2 Preferred Stock the right to approve certain customary fundamental actions by Fr8App. The holders of record of the Ordinary Shares and Preferred Stock, voting together as a single class, were entitled to elect the directors of Fr8App.

The Charter contained certain restrictions on Fr8App’s ability to pay dividends on its Ordinary Shares without also simultaneously paying dividends on the Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Fr8App, the assets of Fr8App available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined in the Charter) the consideration or proceeds available for distribution were to be distributed to the holders of all classes of stock pro rata based on the number of shared held by each such holder, on as if-converted basis immediately prior to such events. No share of Ordinary Shares , Non-Voting Ordinary Shares or Preferred Stock enjoyed a liquidation preference of priority with respect to any such distributions.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 20 – STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Each share of Preferred Stock was convertible, at the option of the holder, into such number of shares of Ordinary Shares on a one-to-one basis, subject to certain anti-dilution adjustments to the Series A2 Conversion Price or the Series A1-A Conversion Price in the event of issuances or deemed issuances of Ordinary Shares at prices below the effective Series A2 Conversion Price or Series A1-A Conversion Price. The conversion prices of all Preferred Stock were also subject to other customary adjustments in the case of certain dividends, distributions, stock splits, stock combinations, reorganizations and similar transactions effecting the Ordinary Shares.

Post-Merger Closing:

On the date of the Merger, the Company adopted Hudson’s Memorandum and Articles of Association (“MAA”). On May 26, 2022, the MAA was amended by the Company, and further amended on July 12, 2022.

The Company is authorized under the MAA as amended, to issue an unlimited number of shares divided as follows:

	Number of Shares	Par Value Per Share
Ordinary Shares	Unlimited	$0.11
Series Seed Preferred Shares	25,000	$0.0001
Series A1A Preferred Shares	10,000,000	$0.0001
Series A2 Preferred Shares	3,000,000	$0.0001
Series A4 Preferred Shares	17,500,000	$0.0001
Series B Preferred Shares	21,000,000	$0.0001
Blank Check Preferred Shares	1,000,000	None

Holders of Ordinary Shares are entitled to one vote for each share of Ordinary Share held at all meetings of stockholders. The holders of Preferred Shares shall not be entitled to vote on any resolution of shareholders, except in relation to a variation of the rights of the Preferred Shares.

The MAA contained certain restrictions on the Company’s ability to pay dividends on its Ordinary Shares without also simultaneously paying dividends on the Preferred Shares. The holders Preferred Shares shall be entitled to receive dividends equal (on an as-if-converted-to-Ordinary Shares basis) to and in the same form as dividends actually paid on Ordinary Shares when, as and if such dividends are paid on Ordinary Shares.

The Preferred Shares are convertible, at the option of the holder thereof, at any time into such number of fully paid and non-assessable Ordinary Shares at the applicable Conversion Price as detailed in the MAA and subject to certain adjustments such as reorganization, recapitalization, reclassification, consolidation, distributions payable in Ordinary Shares, subdivision or combination of Ordinary Shares.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined in the MAA) the consideration or proceeds available for distribution, as the case may be, were to be distributed to the holders of Preferred Shares and the holders of Ordinary Shares, pro rata based on the number of shares held by each shareholder, treating for this purpose all such securities as if they had been converted to Ordinary Shares pursuant to the terms of the MAA immediately prior to such liquidation, dissolution or winding up of the Company.

As long as any of the Preferred Shares are outstanding, the Company shall not do certain actions, including changing certain rights of Preferred Shares without the written consent or affirmative approval of the holders of a majority of the then outstanding of each class of Preferred Shares.

December 2021 Warrant Exercise

On December 17, 2021, Fr8App issued 441,605 Series A2 preferred shares upon the exercise of warrant to purchase shares of stock and an exercise price of $0.43 per share under the terms of the respective warrant agreement for a total consideration of $191,466.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 20 – STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

July 2022 Securities Purchase Agreement and Securities Amendment Agreement

On July 12, 2022, the Company and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) entered into a securities purchase agreement (“July 2022 SPA”) pursuant to which the Company agreed to sell and issue to ATW Opportunities 1,285,714 Series A-4 Preferred Shares for an aggregate cash and in-kind consideration of $2,700,000. The sale contemplates two closings – the first being for 809,524 Series A-4 Preferred Shares for a consideration of $1,700,000, comprising $1,500,000 in cash and the repayment of a $200,000 promissory note issued by Freight App, Inc. to ATW Opportunities dated December 29, 2021 (the “First Closing”) and the second being for 476,190 Series A-4 Preferred Shares for a consideration of $1,000,000 in cash (the “Second Closing”) within 60 days of the closing of the first sale.

Also on July 12, 2022, the Company entered into a securities amendment agreement (“July 2022 SAA”) with holders of the Company’s Series Seed, Series A1-A, Series A2, and Series A4 Preferred Shares (collectively, the “Series A Preferred Shares”), Series B Preferred Shares and Series A, B, C and D warrants issued pursuant to the A&R SPA dated February 9, 2022 (the “Warrants”). The parties to the July 2022 SAA agreed to the following:

(i) The Company’s memorandum and articles of association was amended to remove the anti-dilution provision to its Series A Preferred Shares and a reset of the conversion ratios to Ordinary Shares of Series A1-A, A2, and B. The conversion ratio of the Preferred shares to Ordinary shares following the reset, as adjusted for the March 24, 2023 reverse stock split, are as follows:

Series A1-A: 0.149, Series A2: 0.223, Series A4: 0.15, Series B: 0.471, Series Seed: 0.1

(ii) The Company issued amended and restated Series A, B, C and D Warrants to the warrant holders with the following amendments:

●The anti-dilution provision was deleted.

●The cashless exercise formula was amended so that at any time, upon a cashless exercise of the applicable Warrant, 0.779 of Company’s Ordinary share will be issued for each Series A Warrant, 0.816 Ordinary share shall be issued for each Series B Warrant, 0.888 Ordinary share shall be issued for each Series C Warrant and 0.826 Ordinary share shall be issued for each Series D Warrant.

The Company has determined that, given the underlying economics in the value of the preferred shares before and after the capital raise, these transactions result in an extinguishment of preferred stock and an issuance of new preferred stock. The amendments to the Preferred shares and Warrants terms under the July 2022 SAA were negotiated and agreed as part of the funding provided by ATW Opportunities under the July 2022 SPA and are directly attributable to the equity transaction under that agreement. As such, the amendments are considered as additional value received by the Preferred shares holders resulting in additional paid-in capital and equity issuance cost, payable mostly to ATW Opportunities in a form of improved conversion terms with no net impact on additional paid-in capital and total equity.

October 2022 Securities Purchase Agreement

On October 27, 2022, the Company entered into a securities purchase agreement with ATW Opportunities Master Fund L.P. and ATW Master II, LP. (collectively, the “Purchasers”) pursuant to which the Company agreed to sell for an aggregate purchase price of $1,000,000, an aggregate of 40,000 ordinary shares and pre-funded warrants (the “Warrants”) to purchase 210,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase occurs in two tranches: (a) 16,000 ordinary shares and 84,000 Warrants for $400,000 (the “First Closing”); and (b) 24,000 ordinary shares and 126,000 Warrants for $600,000 no more than twenty (20) business days after the First Closing (the “Second Closing”). The First Closing was on October 27, 2022 and the Second Closing was on November 2, 2022. On October 27th, 2022, 63,000 Warrants were exercised at an exercise price of $0.01. On October 28, 2022 21,000 Warrants were exercised at an exercise price of $0.01. On November 7, 2022, 126,000 Warrants were exercised at an exercise price of $0.01 (see Note 18).

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

NOTE 20 – STOCKHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

Other Issuances of Shares During the Year Ended December 31, 2022

The Company issued a total 547,445 ordinary shares from conversion of 589,292 Series A1A, 68,456 Series A2 and 942,611 Series A3 preferred shares at a conversion ratio of 0.149, 0.223 and 0.471, respectively. The Company also issued a total 43,873 ordinary shares upon conversion of 1,709 Series A, 25,024 Series C and 24,601 Series D warrants at a conversion ratio of 0.779, 0.888 and 0.826, respectively.

The different classes of preferred stock issued are set forth below:

	December 31, 2022	December 31, 2021
Series Seed Preferred Shares	7,020	7,020
Series A1A Preferred Shares	3,884,256	4,473,547
Series A2 Preferred Shares	1,195,904	1,264,360
Series A4 Preferred Shares	1,854,644	-
Series B Preferred Shares	7,507,845	1,716,888	*
Total	14,449,669	7,461,815

*	Series A3 were renamed to Series B as part of the Merger and are shown as Series B shares at December 31, 2021

NOTE 21 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 21, 2023, the date that the consolidated financial statements were available for issuance.

On January 3, 2023, the Company entered into a promissory note with Freight Opportunities LLC pursuant to which the Company issued notes in the aggregate principal amount of $6,593,407 discounted by $593,407 for net proceeds of $6,000,000. The note will be funded in three tranches. The first tranche was on January 4, 2023, in which the Company received $1,650,000 in cash. The second tranche was on January 27, 2023, in which the Company received $1,100,000 in cash. The third tranche was on February 6, 2023, in which the Company received $1,000,000 in cash. The promissory note matures on January 3, 2029 and interest will accrue at different rates, depending on whether the interest is settled in ordinary shares or cash. If settled in cash, the rate is equal to the to the greater of (i) the Prime Rate plus four percent (4%) per annum, or (ii) nine percent (9%). If payments are made in ordinary shares, interest is set at a rate equal to the greater of (i) the Prime Rate plus six percent (6%) per annum, or (ii) nine percent (9%).

On March 24, 2023, the Company amended its MAA to effect a ten for one reverse stock split. All ordinary shares and per ordinary share information in these consolidated financial statements has been retroactively adjusted to reflect this reverse stock split. All classes of preferred shares were not subject to this reverse stock split prior to conversion to ordinary shares. The ordinary shares to which the preferred shares are convertible to, are adjusted accordingly upon conversion of the preferred shares.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4++	Amended and Restated Memorandum and Articles of Association of Hudson Capital Inc.

1.5#	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.
1.6####	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.

1.7&&	Amended and Restated Articles and Memorandum of Association of Freight Technologies Inc.

1.8&&&	Amended and Restated Articles and Memorandum of Association of Freight Technologies Inc.

1.9>	Amended and Restated Memorandum and Articles of Association of Freight Technologies Inc.

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

3.1####	Certificate of Merger

4.1>>	Employment Agreement between the Company and its executive officers.

4.2>>	Lease Agreement dated November 1, 2021.

4.3†††	Form of Securities Purchase Agreement dated June 19, 2020

4.4†††	Placement Agent Agreement, dated June 19, 2020

4.5††††	Form of Securities Purchase Agreement dated July 29, 2020

4.6††††	Placement Agent Agreement, dated July 29, 2020

92

4.7#	Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 13, 2021

4.8#	Form of Pre-funded Ordinary Shares Purchase Warrant

4.9##	Amendment No. 1 to Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 15, 2021.

4.10##	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.11###	Oliveira Warrant dated December 29, 2021.

4.12###	Assignment of Securities Purchase Agreement dated December 29, 2021.

4.13###	Promissory Note dated December 29, 2021.

4.14###	Amendment No. 1 to Merger Agreement dated December 29, 2021.

4.15####	Assignment of Securities Purchase Agreement dated February 10, 2022.

4.16####	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.17####	Promissory Noted dated February 10, 2022.

8.1	Subsidiaries of the Registrant

10.1+	Form of Merger Agreement dated October 10, 2020 by and between Hudson Capital, Merger Sub I, Merger Sub II, FreightHub and Stockholders’ Representative and Amendment No. 1 to Merger Agreement dated October 10, 2020

10.2+++	Amendment No. 2 to Merger Agreement dated February 2, 2021.

10.3&	Amendment No. 5 to the Merger Agreement dated September 9, 2021.

10.4#	Termination Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Merger Sub II, Freight App and Stockholders’ Representative.

10.5#	New Merger Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Freight App and Stockholders’ Representative.

10.6#	2021 Equity Incentive Plan.

93

10.7####	Amended and Restated of Securities Purchase Agreement among Hudson Capital Inc., Freight App, Inc., ATW Opportunities Master Fund, L.P. and other parties named therein.

10.8####	Form of Series [A/B/C/D] Warrant.

10.9####	Securities Purchase Agreement between Hudson Capital Inc. and PIPE Investors.

10.10####	Form of Registration Rights Agreement.

10.11&&&	Form of Securities Purchase Agreement

10.12&&&	Form of Securities Amendment Agreement

10.13&&&	Form of Amended and Restated Series [A/B/C/D] Warrant
10.14&&&	Form of Registration Rights Agreement

10.15&&&&	Waiver of Registration Rights

10.16 √	Freight Technologies, Inc. 2022 Equity Incentive Plan

10.17√√	Securities Purchase Agreement dated October 27, 2022.

10.18√√	Form of Pre-funded Ordinary Shares Purchase Warrant.

10.19√√√	Termination Agreement and Full and Final Release.

10.20√√√√	Form of Securities Purchase Agreement

10.21√√√√	Form of Note

10.22√√√√	Form of Warrant

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

94

14####	Code of Ethics.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

&& Previously filed with the Current Report on Form 6-K, filed with the SEC on May 26, 2022 and incorporated herein by reference.

&&& Previously filed with the Current Report on Form 6-K, filed with the SEC on July 14, 2022 and incorporated herein by reference.

&&&& Previously filed with the Current Report on Form 6-K, filed with the SEC on August 5, 2022 and incorporated herein by reference.

√ Previously filed with the Current Report on Form 6-K, filed with the SEC on September 9, 2022 and incorporated herein by reference.

√√ Previously filed with the Current Report on Form 6-K, filed with the SEC on October 27, 2022 and incorporated herein by reference.

√√√ Previously filed with the Current Report on Form 6-K, filed with the SEC on December 2, 2022 and incorporated herein by reference.

√√√√ Previously filed with the Current Report on Form 6-K, filed with the SEC on January 5, 2023 and incorporated herein by reference.

> Previously filed with the Current Report on Form 6-K, filed with the SEC on March 6, 2023 and incorporated herein by reference.

>> Previously filed with the Annual Report on Form 20-F, filed with the SEC on April 29, 2022 and incorporated herein by reference.

95

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREIGHT TECHNOLOGIES INC.

By:	/s/ Javier Selgas
Name:	Javier Selgas
Title:	Chairman and Chief Executive Officer

Date: April 21, 2023

96