Form 20-F
period 2023-12-31
Freight Technologies, Inc.
filed 2024-05-09
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

(Address of principal executive offices)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076 Email: javi.selgas@fr8hub.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $1.10 per share	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares, par value $0.11 per share, is 21,919,240 as of December 31, 2023 (equal to 2,191,924 ordinary shares, par value $1.10 per share, following the February 5, 2024 10:1 reverse stock split).

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
Emerging growth company ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“3PL” refers to third party logistics services, a term used to describe services that help merchants manage their supply chain. Common 3PL services include freight services, warehouse and inventory management, order fulfillment, shipping coordination, retail distribution, exchanges, and returns;

●	Amended Memorandum and Articles” refer to the amended and restated memorandum and articles of association in force on the date of this annual report on Form 20-F;

●	“BVI Act” refers to the BVI Business Companies Act (As Revised);

●	“China” or “PRC” refers to the People’s Republic of China, and solely for the purpose of this annual report, excluding Taiwan, Hong Kong and Macau;

●	“Fr8App” refers to Freight App, Inc., our primary operating subsidiary and where applicable, the brand name of our platform focused on FTL;

●	“FTL” refers to full truckload freight. FTL freight is used for shipments that require taking up the space available on an entire truck. With FTL, A single shipper’s goods are the only freight moving on an individual truck. FTL can be provided on a variety of trucks depending on the underlying goods being transported, i.e., a dry van, refrigerated, flatbeds and others;

●	“LTL” refers to less than truckload freight. LTL is used for shipments when multiple shippers’ freight is on the same trailer rather than having a single company’s freight exclusively on an individual trailer. Several LTL shipments are combined into one truck to fill it as near to capacity as possible, the trailer is transported over a longer haul distance and is then unpacked and disaggregated at the destination. LTL is especially appropriate for the needs of small businesses that may require frequent, smaller volume shipments and are not able to economically make use of a full trailer;

●	“Merger” refers to the consummation of that certain merger agreement, dated December 13, 2021, and as amended on December 29, 2021 (the “Merger Agreement”) by and among Hudson Capital, Inc., Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital Inc. (“Merger Sub I”), Fr8App and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”) whereby Merger Sub I merged with and into Fr8App, with Fr8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company. The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App after the Merger is in the form as agreed by the Company and Fr8App;

●	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.11 per share (equal to par value 1.10 per share following the February 5, 2024 10:1 reverse stock split);

●	“U.S.” means the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“we,” “us,” “Company,” “our,” “Fr8Tech,” or “FRGT” refers to Freight Technologies, Inc., (formerly known as Hudson Capital, Inc. “Hudson”, or “HUSN”) and, in the context of describing our operations and consolidated financial information, our pre-Merger consolidated affiliated entities in China, including but not limited to, Hongkong Internet Financial Services Limited, Hongkong Shengqi Technology Limited, Beijing Yingxin Yijia Network Technology Co., Ltd, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd., Ltd., CIFS (Xiamen) Financial Leasing Co., Ltd., Fuhui (Xiamen) Commercial Factoring Co., Ltd., Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd., Hangzhou Yuchuang Investment Partnership and our U.S. subsidiaries, Hudson Capital USA Inc., Hudson Capital Merger Sub I Inc. and Hudson Capital Merger Sub II Inc and after the Merger, Freight App, Inc. and Freight App de México S.A De C.V.;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F and the documents incorporated by reference into this annual report on Form 20-F contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events, and we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “continue,” “could,” “design,” “estimates,” “expects,” “intends,” “may,” “plans,” “potentially,” “predict,” “pro forma” “seeks,” “should,” “will” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

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

For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, and the effect of the Merger on the business of the Company and Fr8App, see the section titled “Item 3. Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	growth strategies:
●	future business development, results of operations and financial condition;
●	any statement concerning the attraction and retention of highly qualified personnel;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	any statements concerning Fr8Tech’s financial performance;
●	any statements regarding expectations concerning Fr8Tech’s relationships and actions with third parties; and
●	future regulatory, judicial and legislative changes in Fr8Tech’s industry.

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

All numbers except share and per share numbers are in thousands of United States Dollars ($’000’s). The selected consolidated statements of comprehensive income data for the years ended December 31, 2023, 2022 and 2021, and the consolidated balance sheets data as of December 31, 2023, 2022 and 2021, have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1 and are consistent with numbers reported in our prior 20F Filings.

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

	Year Ended	Year Ended	Year Ended
All $ Numbers (US$’000’s)	December 31 2023	December 31 2022	December 31 2021

Revenue	$17,061	$25,888	$21,474

Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	15,710	23,625	19,559
Compensation and employee benefits	5,964	4,963	3,712
General and administrative	3,163	3,561	2,618
Sales and marketing	80	557	92
Depreciation and amortization	405	243	302
Total Cost and expenses	25,322	32,949	26,283

Operating Loss	(8,261)	(7,061)	(4,809)

Other income and (expenses)
Interest income	9	25	34
Interest expense	(817)	(932)	(1,170)
Other income)	-	-	116
Other expense	(499)	-	-
Loss on initial issuance of private warrants	-	-	(2,829)
Change in fair value of warrant liabilities	-	(128)	498
Change in fair value of convertible notes	345	-	-
Total other expense	(962)	(1,035)	(3,351)

Loss before income taxes	(9,223)	(8,096)	(8,160)

Income tax expense	105	91	40

Net loss	(9,328)	(8,187)	(8,200)

Foreign currency translation	453	89	(51)
Comprehensive loss	(8,875)	(8,098)	(8,251)
Weighted average number of shares, basic and diluted*	1,196,668	390,563	77,844
Loss per share, basic and diluted	$(7.79)	$(20.96)	(105.35)

* - The number of shares outstanding was adjusted retroactively for all periods presented to reflect the 2.2-to-1 reverse stock split change which was effected on February 15, 2022, a 10-to-1 reverse stock split change which was effected on March 24, 2023, and a 10-to-1 reverse split which was effected on February 5, 2024.

Warrants to purchase ordinary shares are not included in the diluted loss per share calculations when their effect is antidilutive.

BALANCE SHEET

	2023	2022	2021
	(Audited)	(Audited)	(Audited)
Current assets ($’000’s)	$9,766	$9,459	$8,521
Total assets	10,679	10,416	9,289
Current liabilities	7,810	7,284	18,260
Long term liabilities	242	-	-
Share capital	2,427	183	-
Total stockholders’ equity (deficit)	$2,627	$3,132	$(8,971)

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

COVID-19 Pandemic

A global pandemic or spread of disease, real or perceived, as well as natural disasters in any country in which Fr8Tech operates could materially and adversely affect the demand for its services, its operations and financial conditions.

The coronavirus (COVID-19) pandemic, or any other similar pandemics, may have an unexpected effects on Fr8Tech’s business, financial condition, and results of operations. In March 2020, the World Health Organization declared COVID-19 a global pandemic, and governmental authorities around the world implemented measures to reduce the spread of COVID-19. These measures adversely affected workforces, customers, supply chains, consumer sentiment, economies, and financial markets, and, along with decreased consumer spending, have led to an economic downturn across numerous markets. COVID-19 has also caused widespread unemployment and border closings.

COVID-19 caused Fr8Tech and many other companies to experience significant volatility in their global and domestic supply chains and caused widespread disruptions and eventual displacements of industries, including the recent “near-shoring” phenomenon. The extent to which COVID-19 ultimately impacts the 3PL industry, Fr8Tech’s businesses, results of operations and financial condition will depend on future developments, which are highly uncertain and unpredictable, such as the severity and duration of another COVID-19 outbreak, related virus strains or other viruses and the effectiveness of government actions and social measures taken to mitigate their impact. Additionally, the extent to which any further outbreaks or pandemics ultimately impact Fr8Tech’s operations will depend on a number of factors, many of which will be outside of its control. The spread of COVID-19 continues to evolve, and accordingly, the ultimate consequences of it, and other potential outbreaks cannot be predicted with certainty.

Severe weather conditions and other natural or manmade disasters, including storms, floods, fires, earthquakes, epidemics, pandemics, conflicts, unrest, or terrorist attacks, may disrupt Fr8Tech’s businesses and result in decreased revenues. Customers may reduce shipments, or Fr8Tech’s costs to operate its business may increase, either of which could have a material adverse effect on Fr8Tech. Any such event affecting one of the countries in which Fr8Tech operates could result in a significant interruption in its business. Natural disasters such as major fires in Canada and the United States and other major weather or geological events around the globe could adversely affect the demand for its services, its operations and financial condition.

Risks Related to Fr8Tech’s Business

Fr8Tech’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

Fr8Tech’s wholly owned subsidiary Fr8App was founded in 2015 with a purpose to develop and offer solutions to the US-Mexico cross-border commercial freight market, and by extension, the US-Canada border. The first commercial version of Fr8App’s platform was launched in 2017. Through ongoing product development efforts, in 2019 we enhanced our initial solution by adding business intelligence and analytics as well as active freight brokerage support services. In 2020, management renewed focus on promoting freight services to Shippers and Carriers (each as defined below) to increase traffic on its freight matching platform. In December 2021, Fr8Tech launched its fixed fleet product under the Fr8Fleet brand name, and introduced a LTL product, under the Fr8Now brand name in 2023. Accordingly, consideration should be taken toward Fr8Tech’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Any predictions made about its future success or viability may not be as accurate if Fr8Tech had a longer operating history or a longer history of successfully developing and marketing its product offerings. Fr8Tech’s relatively limited operating history may make it difficult for to evaluate the success of its business and assess its future viability.

Fr8Tech may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving its business objectives. Fr8Tech’s transition from a company with a development focus to a company successfully marketing and monetizing its product offerings may take longer than anticipated, or may not be successful at all.

Fr8Tech’s early-stage operations could expose it to a high concentration of revenues in individual clients and increase the volatility of its revenues.

Fr8Tech works with a number of large corporate entities, primarily Shippers, in helping to fulfill their logistics needs. Many of these clients use Fr8Tech for a small portion of their overall logistics requirements. Shippers tend to be repeat customers, whose demand for Fr8Tech services can grow in an accelerated manner relative to the overall size Fr8Tech’s book of business. Fr8Tech’s largest single client in 2023, 2022 and 2021, was different each year and represented approximately 33%, 17% and 37% of total 2023, 2022 and 2021 annual revenues, respectively.     Changes in Fr8Tech’s customer base or in the demands from some of the larger customers may add volatility to results while the Company remains in its early growth stages.

A significant data breach or information technology system disruption could materially adversely affect Fr8Tech, including requiring Fr8Tech to increase spending on data and system security.

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

Fr8Tech protects its software, web portal and platform solutions from third-party attacks and implements what it believes to be state-of-the art prophylactic controls around and throughout its software environment. However, there is no assurance that Fr8Tech’s web portal and platform solution will not sometimes malfunction or be subject to malicious attacks. Any unexpected malfunction of Fr8Tech’s system could cause major interruptions to its daily operations, including its ability to deliver its 3PL services to customers, to collect payments from its customers or pay its key suppliers. To date Fr8Tech is unaware of any data breach or system disruption that has had a material adverse effect on the Company. However, Fr8Tech cannot provide any assurances that such events and impacts will not be material in the future, and its efforts to deter, identify, mitigate and/or eliminate future breaches may require significant additional effort and expense and ultimately may not be successful.

Trade tensions or adverse regulatory or political changes in any country in which Fr8Tech operates could materially and adversely affect the demand for its services, its operations and financial conditions.

Fr8Tech has business operations in the U.S., Mexico and Canada. These three countries currently have a free trade agreement which directly impacts the amount of international trade across the US-Mexico and the US-Canada borders. The first such trade agreement, the North America Free Trade Agreement (“NAFTA”), went into effect in 1994 and was followed by tremendous increase in trade amongst all three countries. The United States-Mexico-Canada Agreement (“USMCA”), substituted NAFTA and entered into force on July 1, 2020. Unanticipated changes in trade agreements or sudden political changes in any of these three countries in which Fr8Tech operates could have a material adverse effect on customers’ demand for its services. Fr8Tech’s business can be greatly impacted by the laws, regulations and policies that affect trade among these three countries, including tariff and trade policies, export requirements and other restrictions and general political instability or unrest. Factors that result in general economic changes are also beyond Fr8Tech’s control, and it may be difficult for Fr8Tech to adjust its business model to mitigate the impact of any of these factors, if at all. In particular, Fr8Tech’s business could be affected by levels of political unrest, especially if it affects border traffic, industrial production, consumer spending and retail activity. Fr8Tech could be materially and adversely affected by adverse developments in these and other aspects of the economies in which Fr8Tech operates. If Fr8Tech is unable to implement its business strategies successfully or properly react to changes in market conditions as a result of trade wars or political changes in these countries, its financial condition, results of operations and cash flows could be materially and adversely affected.

Fr8Tech’s industry is rapidly evolving. It expects to continue to face significant competition, which could adversely affect Fr8Tech.

The 3PL and logistics industries are rapidly evolving, including demand for greater efficiency, increasing usage of artificial intelligence (“AI”) and increased visibility into logistics processes. Fr8Tech expects continued significant competition on a national and international level. Fr8Tech’s competitors include, among others, the postal services of the U.S. and other nations, various large and small motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that are making significant investments in their capabilities, and start-ups and other companies that combine technologies with crowdsourcing to focus on local market needs, some of whom may currently be its customers.

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

The trucking industry has historically been highly cyclical and especially susceptible to trends in economic activity, and has historically fluctuated in response to factors that are beyond Fr8Tech’s control, such as general economic conditions, interest rates, federal and state regulations, consumer spending and fuel costs. The industry is particularly sensitive to the consumer, industrial and manufacturing sectors of the economy, which generate a significant portion of the freight tonnage hauled by heavy-duty trucks. More recently, the USMCA region has been affected by the recent near-shoring phenomenon affecting international commerce. Since truck fleet owners and professional truck drivers are some of the key carriers Fr8Tech serves, Fr8Tech’s business activities are directly tied to the production and purchase of goods and other key macro-economic measurements. When individuals and companies purchase and produce fewer goods, Fr8Tech’s customers transport fewer goods. Downturns in consumer business cycles, such as the home construction, automobile, and manufactured goods sectors, can create excess capacity in the trucking industry and may have a material adverse effect on Fr8Tech’s business and operating results.

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

The cross-border trucking industry relies on carriers and freight intermediaries to provide safe passage where the integrity of shipments between destination points is essentially assured. Organized crime has a history of either outright theft of shipments or of using carrier capacity for transportation of goods that are not legitimate or that are illegal. Having any shipments in which Fr8Tech is involved be the target of organized crime activity could adversely affect Fr8Tech’s customers and Fr8Tech’s operating results and financial condition.

Fr8Tech is exposed to the effects of changing fuel and energy prices, including gasoline, jet fuel and diesel, and what interruptions in supplies of these commodities can bring to the demand for the shipping and commercial freight industry.

Changing fuel and energy costs have a significant impact on the expenses incurred by the shipping and commercial freight industry. On April 20, 2020, the price for oil traded at negative prices for the first time in modern history. In the event that this short-term distortion in fuel prices were to last, air freight costs would continue to drop, making it an attractive alternative to trucking. If air freight or some other form of freight became increasingly attractive to shippers in general, there could be a switch from truck freight to air freight, or some other, more economic means of freight. During July 2022, diesel prices in the United States were reaching historic highs with significant day to day volatility. Higher fuel charges may affect Carriers results and performance when they are unable to pass on their higher costs to Shippers. Changes in fuel prices, disruption in energy supplies as a result of war, actions by oil producers or other factors beyond Fr8Tech’s control, could in turn have a material adverse effect on Fr8Tech’s business.

Truck driver or other supply shortages within the transportation value chain could have material adverse effect on Fr8Tech’s business and operating results.

Fr8Tech’s freight brokerage support and customer services rely on Fr8Tech being able to assist with securing carrier services for Shippers at commercially feasible rates. Truck driver or other supply shortages within the transportation value chain could adversely affect Fr8Tech’s ability to secure carrier services at commercially favorable rates, which could, in turn, have a material adverse effect on Fr8Tech’s business and operating results

Fr8Tech currently does not hold any patents or own any registered trademarks.

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

Motor carrier deregulation in the U.S. began in 1970 - 1971 with initiatives in the Nixon Administration and continued into the 1980s through the Carter administration. They were part of a sweeping reduction in price controls, entry controls, and collective vendor price setting in U.S. transportation. While these deregulations by and large had a positive impact on the transportation volumes over the years, changes of regulations in the trucking industry could adversely affect Fr8Tech’s business. Routes and pricing for commercial freight could be regulated. Controlled margins or prices for certain goods could be put into effect. Fr8Tech cannot predict the impact of any new regulations on the 3PL and transportation industries. The effect these potential regulations could have on the commercial freight business, and in turn, its business and operating results may be long-lasting.

Risks Related to Fr8Tech’s Financial Position and Need for Additional Capital

The audited consolidated financial statements for the year ended December 31, 2023 include an explanatory paragraph in our independent registered public accounting firm’s audit report stating that there are conditions that raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2023, we had an accumulated deficit of $39.3 million, shareholder’s equity of $2.6 million and a working capital of $2.0 million. As of December 31, 2023, we had $2.8 million of short-term debt and $1.6 million of unrestricted cash on hand. For the year ended December 31, 2023, we recognized a net loss of $9.3 million and negative cash flows from operations of $5.8 million. Since inception, we have met our cash needs through proceeds from issuing convertible notes, debt, and issuance of preferred and ordinary shares, and we expect that we will need to meet future cash needs by raising debt and issuing ordinary and preferred shares and/or warrants. The Company has a revolving line of credit facility of up to $5 million. We currently project that we will need to draw on additional funds on our existing facilities and need additional capital to fund our current operations and capital investment requirements until the Company scales to a revenue level that permits cash self-sufficiency. As a result, we may need to raise additional capital or secure debt funding to support on-going operations until such time. Our independent registered public accounting firm, UHY LLP, has included an explanatory paragraph in its audit report that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2023, stating that there are conditions that raise substantial doubt about our ability to continue as a going concern.

Management continues to evaluate funding alternatives and currently seeks to raise additional funds through the issuance of equity or debt securities, from our existing or new investors or through obtaining credit from financial institutions. As we seek additional sources of financing, there can be no assurance that such financing would be available to us on favorable terms or at all. On January 3, 2023, the Company placed a facility with an existing investor for approximately $6.6 million and extended the facility in April, 2023 to $9.9 million, out of which $9.6 million was funded as of December 31, 2023. The Company also has a revolving line of credit with a current maturity date of January 31, 2025 in the amount of $5.0 million. The Company withdrew $2.8 million from this credit line as of December 31, 2023.

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

Fr8Tech has a history of significant operating losses and expects to incur losses in the future, and Fr8Tech may never achieve or maintain profitability.

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

Historically, Fr8Tech’s existing credit losses have been minimal, less than 0.8% of sales on average over the past four years. Strain on Fr8Tech’s financial position could result from adverse credit events including non-payment from some of Fr8Tech’s larger shipper clients.

Fr8Tech undertakes a review of all Shipper clients and their financial condition, among other factors, prior to extending credit terms. Historically, some customers have paid Fr8Tech for services provided after their extended payment terms. While losses from lack of payment by any Shipper have been low throughout the Company’s history, it could suffer from either delays in payment or refusals to pay for services rendered from any of its Shipper clients. Not being paid on time by its Shippers can adversely affect the Company’s financial position and the results of its operations. Additionally, many Carriers expect Fr8Tech to make prompt and timely payment for their services provide to Fr8Tech and our customers. If Fr8Tech’s Shipper clients do not pay Fr8Tech on time, this may negatively affect Fr8Tech’s ability to make timely payments to its Carriers providers. Such a pattern of events could result in a loss of business or impact Fr8Tech’s ability to secure Carrier services in the future, which could be difficult to recover.

Raising additional capital may cause dilution to Fr8Tech’s existing shareholders, restrict its operations or cause it to relinquish valuable rights.

While Fr8Tech has been successful in raising capital in the past, there is no assurance that Fr8Tech can access additional capital in the future when needed, on favorable terms, or at all. To the extent that Fr8Tech raises additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, existing ownership interests may be diluted and the terms may include liquidation or other preferences that adversely affect existing shareholder rights. Any indebtedness Fr8Tech incurs would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on its ability to incur additional debt or equity, limitations on its ability to acquire or license intellectual property rights, limitations on the payment of dividends, and other operating restrictions that could adversely impact its ability to conduct its business. Furthermore, the issuance of additional securities, whether equity or debt by Fr8Tech, or the possibility of such issuance, may cause the market price of its common stock to decline and existing shareholders may not agree with its financing plans or the terms of such financings. If Fr8Tech raises additional funds through strategic partnerships and alliances, licensing arrangements or monetization transactions with third parties, it may have to relinquish valuable rights to its technologies, or product candidates, or grant licenses on terms unfavorable to Fr8Tech. Adequate additional financing may not be available to Fr8Tech on acceptable terms, or at all. If Fr8Tech is unable to raise additional funds when needed, it may be required to delay, limit, reduce or terminate its product development or future commercialization efforts, or the Company may need to grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. Furthermore, the Company may not be able to continue operating as it has on a historical basis.

Risks Related to Fr8Tech’s Operations

A number of Fr8Tech’s personnel are based outside of the United States and regularly conduct business outside of the United States. Fr8Tech is subject to economic, political, regulatory and other risks associated with international operations.

As a number of personnel that support Fr8Tech’s operations are based outside of the United States, Fr8Tech’s business is subject to risks associated with conducting business outside of the United States. Accordingly, Fr8Tech’s future results could be harmed by a variety of factors, including, but not limited to:

●	economic weakness, including inflation, or political instability, particularly on the U.S./Mexico and U.S./Canada international borders;
●	differing and changing regulatory requirements for product or service approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, tax requirements, treaties and regulations;
●	changes in U.S. and non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the Mexican Peso or the Canadian dollar and the potential imposition of currency controls;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	difficulties with compliance with transfer pricing regulations;
●	changing restrictions or conditions for the repatriation of profits;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under its share option schemes or equity incentive plans;
●	workforce uncertainty or labor unrest;
●	litigation or administrative actions resulting from claims against us by current or former employees or consultants, individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
●	difficulties associated with staffing and managing international operations, including differing labor relations; and
●	business interruptions resulting from geo-political actions, including war, terrorism, or trade restrictions or natural disasters including earthquakes, hurricanes, tornadoes, floods, fires, etc.

Exchange rate fluctuations may materially affect Fr8Tech’s results of operations and financial condition.

Though a majority of Fr8Tech’s revenues are denominated in U.S. dollars, Fr8Tech does effect contracts in Mexico in which Fr8Tech bills for its services in Mexican pesos. Fr8Tech’s growing Fr8Fleet brand is targeted towards Mexican-based Shippers and, if successful, may cause the percentage of revenues denominated in Mexican pesos to increase over the next several years. Fr8Tech may execute contracts in Canadian dollars or other currencies at some point in the future. Fr8Tech also has a number of its personnel operating in Mexico and it pays ongoing payroll and key suppliers in Mexico, most of it in Mexican pesos. Unexpected exchange rate fluctuations between the U.S. dollar and the Mexican peso could adversely affect Fr8Tech’s results from operations.

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

Several current Fr8Tech employees have worked in the high technology, transportation and logistics industries for many years. Some of these employees may be subject to proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such previous employment. Although Fr8Tech tries to ensure that its employees do not use the proprietary information or know-how of others in their work for Fr8Tech, Fr8Tech may be subject to claims that it or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such third party. Litigation may be necessary to defend against such claims. If Fr8Tech fails to fully defend itself against any such potential claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and Fr8Tech could be required to obtain a license from such third parties to commercialize its technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if Fr8Tech is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Employee Matters and Managing Growth

Fr8Tech’s management team is relatively new and its future success will depend on its ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Fr8Tech’s Chief Executive Officer joined the Company in September 2020 and our Chief Financial Officer joined the Company in January 2024. Our Chief Operating Officer joined the Company in August 2021. These three executives had not worked together prior to joining Fr8Tech. Fr8Tech’s ability to execute its business strategies and manage its growth will largely depend on its executive team and key employees, the loss of whose services may adversely impact the achievement of its objectives. While Fr8Tech has entered into employment agreements with certain of its executive officers and key employees, any of them could leave Fr8Tech’s employment at any time. Fr8Tech does not maintain “key person” insurance policies on the lives of these individuals or the lives of any of its other employees.  The loss of the services of one or more of its current employees might impede its objectives. Furthermore, replacing executive officers or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in Fr8Tech’s industry with the breadth of skills and experience required to develop, gain marketing approval of and commercialize products successfully.

Recruiting and retaining other qualified employees, consultants and advisors for Fr8Tech’s business, including scientific, technical and experienced industry personnel, will also be critical to its success. There is currently a shortage of skilled executives in Fr8Tech’s industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. Fr8Tech may have to incur additional recruiting and training expenses to adequately staff its company. Fr8Tech may not be able to attract and retain personnel on favorable terms.

The trucking industry is highly fragmented and regulated.

The trucking industry in which Fr8Tech operates is a fragmented and disparate, comprised of truck fleet owners, independent truck drivers and owner-operators. Some truck fleet owners and owner-operators are small companies and may not be familiar with the industry trends or have exposure to new technologies or new methods of doing business or may not be willing to work with or pay for new technology. As a result, Fr8Tech may limited in establishing a consistently effective method for marketing its digital marketplace and mobile application platform to such industry participants.

The trucking industry is also highly regulated. The jurisdiction of the Department of Transportation (“DOT”), the Environmental Protection Agency (“EPA”), Department of Commerce (“DOC”), and Homeland Security Customs and Border Protection (“CBP”) and similar state agencies, extends to Fr8Tech’s customers in the trucking industry. DOT and EPA regulations are subject to varying interpretations which may evolve over time. If compliance with the current regulations is not actively enforced by these agencies, or enforcement continues to vary from region to region, that may affect some of Fr8Tech’s carriers’ businesses and in turn, its business could be materially and adversely affected. Fr8Tech cannot assure you that government agencies will not adopt new policies or regulations that could adversely affect its business, results of operations and financial condition.

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

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm Fr8Tech’s business. These may involve privacy, data protection and personal information, content, intellectual property, data security, retention and deletion. In particular, Fr8Tech is subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the U.S. U.S. federal, state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and evolving industry in which Fr8Tech operates and may be interpreted and applied inconsistently from country to country and inconsistently with its current policies and practices. Fr8Tech’s customers upload and store their data in Fr8Tech’s cloud-based platform. This presents legal challenges to Fr8Tech’s business and operations, such as consumer privacy rights or intellectual property rights. Both in the U.S. and abroad, Fr8Tech must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on its cloud-based platform as well as in the operation of its business. Fr8Tech cannot determine the effect that any new requirements will have on its cost structure or its operating results, and new rules or other future security requirements may increase its costs of operations and reduce operating efficiencies. Regardless of its compliance with security requirements or the steps Fr8Tech takes to secure the data on its platform, it could also be the target of an attack or security breaches could occur, which could materially adversely affect Fr8Tech’s business.

Fr8Tech’s growth plans may not succeed as quickly as anticipated, if at all.

Fr8Tech’s commercial freight marketplace and mobile application platform, which match the needs of Carriers offering transportation services and Shippers requiring commercial freight services, are relatively new. The success of Fr8Tech’s digital commercial freight matching brokerage services will depend on the adoption rate of the relatively new mobile application platform by Fr8Tech’s customers. Since many Carriers are small companies slow to adapt to new technologies, Fr8Tech may not be able to establish a consistently effective method for marketing its mobile application platform to such industry participants. Fr8Tech’s plan to commercialize and grow the usage of its platform and service offerings may not succeed as quickly as anticipated, if at all. Fr8Tech has also launched a fixed fleet product under Fr8Fleet. The success of the Fr8Fleet product offering and brand are uncertain if even achievable. Fr8Tech also launched an LTL (less-than-truckload) product in Mexico under the brand name Fr8Now, with minimal prior experience in this segment.   The ultimate success of the Fr8Now product offering and brand are uncertain if even achievable.

Fr8Tech expects to expand its organization, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.

Fr8Tech expects to increase its business development efforts and grow its sales and carrier personnel, specifically targeting its key accounts and leveraging known customer preferences to increase adoption of Fr8Tech’s platform for both its Shippers and Carriers with live 24/7 tracking of shipments. Fr8Tech is establishing creative marketing campaigns in Mexico’s FTL domestic, cross-border and now LTL markets. As it expands its cross-cultural workforce both in the U.S. and Mexico, Fr8Tech may encounter difficulties in managing its growth. Fr8Tech also plans to invest in its technology team so it can continue to build out internal tools on its platform and to help support the various brands under Fr8Tech’s umbrella. Failure to manage its growth could disrupt its operations and materially and adversely affect its results of operations and financial condition.

We have identified material weaknesses in our internal control systems and may need to hire additional personnel and develop and maintain proper and effective internal control over financial reporting, or the accuracy and timeliness of its financial reporting could be adversely affected.

Fr8Tech is required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of the Company’s internal control over financial reporting. In particular, Fr8Tech is required to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting. In 2023, management began the process of implementing a number of measures to address the material weakness that were identified.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The measures management took in 2023 to address the identified control weaknesses included adding personnel and hiring external consultants to document current processes and policies, outline and document improvements, and ultimately implement new and more effective processes and policies. We intend to complete the implementation of our remediation plan during 2024. We may not be able to fully remediate these weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time.

The Company’s independent registered public accounting firm will not be required to attest to the effectiveness of the Company’s internal control over financial reporting for so long as the Company remains a “smaller reporting company” as defined in applicable SEC regulations. Management will be required to disclose changes made in its internal controls and procedures on an annual basis. The Company’s audit committee also needs to be advised and regularly updated on management’s review of internal controls. In 2023, we began the process of compiling the system and processing documentation necessary to perform the evaluation of our internal controls over financial reporting necessary to comply with Section 404, however, we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we identify or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of the Company’s ordinary shares could decline and/or the Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

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

The trading price of our ordinary shares is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons, including but not limited to:

●	variations in our results of operations;

●	the high number of preferred shares and warrants convertible into ordinary shares outstanding in comparison to total ordinary shares;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new products and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press reports, whether true or not true, about our business;

●	regulatory allegations or actions or negative reports or publicity against us, regardless of their veracity or materiality to our company;

●	changes in pricing made by us or our competitors;

●	conditions in global financial markets;

●	additions to or departures of our management;

●	fluctuations of exchange rates of the Mexican Peso and the U.S. dollar and to a lesser extent, the Canadian dollar;

●	release or expiry of transfer restrictions on our outstanding ordinary shares;

●	sales or perceived potential sales or other disposition of existing or additional ordinary shares or other equity or equity-linked securities, including by our principal shareholders, directors, officers and other affiliates;

●	actual or perceived general economic and business conditions and trends globally and in the freight industry in particular;

●	the potential or actual effect of program trading on our stock price; and

●	changes or developments in the global regulatory environment.

Any of these factors may result in large and sudden changes in the volume and trading price of our ordinary shares. In addition, the stock market has at times experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies and industries. These fluctuations may include a so-called “bubble market” in which investors temporarily raise the price of the stocks of companies in certain industries, such as the e-commerce industry, to unsustainable levels. These market fluctuations may significantly affect the trading price of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted securities class-action lawsuits against the company and named the company, management and/or the board of directors as defendants. The litigation process may utilize a material portion of our cash resources and divert management’s attention from the day-to-day operations of our Company, all of which could harm our business. If adversely determined, the class action suits may have a material adverse effect on our financial condition and results of operations

The number of ordinary shares we have outstanding and reported on a number of financial web-sites does not incorporate the effect from conversion of preferred shares, warrants, options or convertible debt and can lead to confusion on the Company’s valuation and hindering its stock value.

Fr8Tech’s capital structure has included and may include a number of securities, including preferred shares, warrant, options and convertible debt that are exchangeable or convertible into ordinary shares. The number of shares that is reported on a number of financial web-sites does not include the potential effect from the possible conversion or exchange of these securities for ordinary shares. Consequently, the valuation of the Company on financial web-sites is typically shown as lower than its correctly calculated value, which can lower the interest in the Company from larger investors. Therefore, the Company’s share value and appreciation might be hindered from what it might be otherwise and may have a negative impact on us, our ability to raise capital, and our shareholders.

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

Investors in Fr8Tech must rely on the judgment of management regarding the use of Company resources, the different market segments the Company may develop, and the Company’s ability to develop certain relationships.

Our management has considerable discretion in the market segments it chooses to pursue. Investors may not have the opportunity, as part of their investment decision, to accurately assess the Company’s business development efforts, which ultimately may not improve our financial results or increase our ordinary shares price in the short-term. The Company may focus its resources on developing market segments that ultimately do not produce meaningful income in the short-term, that result in negative margins or that ultimately lose value for the Company.

Future sales or registrations or perceived potential sales or registrations of our ordinary shares, ordinary shares or other equity or equity-linked securities in the public market could cause the price of our ordinary shares to decline.

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2023, we had 21,919,240 ordinary shares outstanding as public float (2,191,924 ordinary shares following the 10:1 reverse split on February 5, 2024), and preferred shares and warrants convertible into up to 32,447,406 additional ordinary shares (3,244,741 ordinary shares following the 10:1 reverse split on February 5, 2024). However, sale of ordinary shares or their perceived potential sale by any other substantial shareholder in the public market could cause the price of our ordinary shares to decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares may depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares could decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline significantly.

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

We are exempted from certain corporate governance requirements of the NASDAQ by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by domestic U.S. companies listed on the NASDAQ. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Securities Exchange Act of 1934, as amended, (“Exchange Act”) and the majority of our board is independent);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors (although our compensation committee is made up entirely of independent directors; or

●	have regularly scheduled executive sessions for non-management directors.

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

We are required to comply with various regulatory and reporting requirements, including those required by the U.S. Securities and Exchange Commission. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us, either or both of which could have a negative effect on our business, financial condition and results of operations.

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

If we were or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences to our shareholders that are United States investors. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure you that we were not or will not become a PFIC for any taxable year. Further, if we are a PFIC for any year during which a U.S. investor holds our ordinary shares, we generally will continue to be treated as a PFIC with respect to that investor for all succeeding years during which they are a shareholder. You are urged to consult your own tax advisors concerning United States federal income tax consequence on the application of the PFIC rules. See “Item 10. Additional Information— E. Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

In the past, we have received written notifications from The Nasdaq Stock Market LLC informing us that we no longer meet certain continued listing requirements of the Nasdaq Global Market/Nasdaq Capital Market. There is no assurance that an active trading market for our ordinary shares will be sustained.

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

Although we transitioned to the Nasdaq Capital Market and have regained compliance with the continued listing requirements of the Nasdaq, we recently received another written notification from the Nasdaq on May 13, 2021 informing us that we no longer meet Nasdaq Listing Rule 5550(b)(1), which requires us to maintain a minimum $2,500,000 in stockholders’ equity for continued listing. We had reported in our last annual report on Form 20-F for the period ended December 31, 2020 that our stockholders’ equity was $631,145. Under the Nasdaq Rules, we had 45 calendar days (no later than June 28, 2021) to submit a plan to regain compliance. If our plan were accepted, we should be granted an extension of up to 180 calendar days from the date of written notification letter to evidence compliance. We submitted our plan and the Nasdaq granted us until November 9, 2021 to regain compliance. On September 28, 2021, we announced in a Form 6-K filed with the Securities and Exchange Commission that we had consummated a sale of an aggregate of 63,000 ordinary shares, par value $0.05 and a pre-funded warrant to purchase 65,000 ordinary shares to ATW Opportunities Master Fund, L.P. for an aggregate purchase price of $270,000 pursuant to a securities purchase agreement dated September 16, 2021 (the “Securities Purchase”). Because of the Securities Purchase, we regained compliance with the stockholders’ equity requirement. The Nasdaq shall continue to monitor our ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report we do not evidence compliance, we may be subject to delisting.

As part of the issuance of shares in the Merger, we announced in a Form 6-K filed with the Securities and Exchange Commission that we had pro forma projections showing capital for the Company in excess of $5,000,000 following the Merger.

On October 26, 2022, we received a notice from the Nasdaq informing us that our share price had traded below $1 and that we had 180 days to remedy the situation. We effected a 10:1 reverse stock split on February 5, 2024 and were informed on April 11, 2023 that we had regained compliance with Listing Rule 5550(a)(2), and the matter was closed.

On August 21, 2023, we received a notice from the Nasdaq informing us that our share price had traded below $1, and that we had 180 days to remedy the situation. We effected a 10:1 reverse stock split on February 5, 2024 and were informed on February 20, 2024 that we had regained compliance with Listing Rule 5550(a)(2), and the matter was closed.

We intend to take all reasonable actions to ensure compliance with the Nasdaq. However, there can be no assurance that we will maintain compliance with the Nasdaq Rules or will otherwise be in compliance with other Nasdaq listing criteria on a go-forward basis. If we are not able to maintain compliance, our ordinary shares might be delisted and you will likely experience a devaluation in the market price of your shares as well as face challenges in trading them forthwith.

NASDAQ may apply additional and more stringent criteria for our continued listing.

NASDAQ Listing Rule 5101 provides NASDAQ with broad discretionary authority over the initial and continued listing of securities in NASDAQ, and NASDAQ may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on NASDAQ inadvisable or unwarranted in the opinion of NASDAQ, even though the securities meet all enumerated criteria for initial or continued listing on NASDAQ. In addition, NASDAQ has used its discretion to deny initial or continued listing, or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, or where NASDAQ was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of NASDAQ for our continued listing.

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our consolidated financial statements.

We are in the process of implementing and evaluating the effectiveness of additional policies and procedures to address identified control deficiencies in the design and operation of our internal control over financial reporting, as further described in Item 15 of this Annual Report (“Controls and Procedures”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. As we have yet to complete this work, management is unable to conclude on the effectiveness or lack of effectiveness of its internal controls as of December 31, 2023. Discovery of a material weakness and its possible effects on our results could have material and adverse effect on our stock price.

Item 4. Information on the Company

A. History and development of the Company.

Our History and Corporate Structure

History

Freight App, Inc. (formerly known as “Freight Hub, Inc.” and hereinafter referred to as “Fr8App”) was incorporated in 2015 as a Delaware corporation. It was founded with a view to develop and bring solutions to the relatively unorganized cross-border commercial freight market on the U.S.-Mexico border, and by extension, the U.S.-Canada border. In January 2019, Freight Hub México, S.A De C.V., a wholly-owned subsidiary of Fr8App was formed. In December 2021, Freight Hub Mexico, S.A De C.V. changed its name to Freight App de Mexico, S.A De C.V. (“Freight App Mexico”).

Freight logistics operations and our Fr8App marketplace solution, begins with parties connecting their transportation needs (“Shippers”) with those offering freight transportation services (“Carriers”). Within the demand and supply equation, Shippers seeking suitable means of transportation for their goods or products represent demand and Carriers with freight transportation capabilities represent supply. The Fr8App marketplace was designed to facilitate matching the two: demand with supply. The first commercial version of Fr8App’s products was launched in 2017. Fr8App’s initial commercial efforts focused on promoting the Fr8App marketplace to freight brokers in the logistics industry.

Fr8App continued its product development efforts throughout 2018 and added business intelligence and analytics to supplement its platform in 2019. Subsequently the firm offered a revised products package with active freight brokerage support, customer service and other enhanced features and functionality, which were fully launched during the second quarter of 2020. During the third quarter of 2020, a new management team renewed focus on promoting freight services to Shippers and Carriers and de-emphasize marketing to brokers in the logistics industry.

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

In connection with the Merger, the following unregistered, restricted securities were issued by Hudson Capital to shareholders of Fr8App, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions (the “Merger Consideration”):

Securities Issued in Merger	Issued at Merger*	Underlying Ordinary Shares**
Ordinary Shares	2,577,655	25,777
A2 Preferred Shares	1,264,360	28,195
A1A Preferred Shares	4,473,547	66,656
Series Seed Preferred Shares	7,020	70
Series B Preferred Shares	7,389,850	348,062
Series A4 Preferred Shares	568,930	8,534
Ordinary Shares Warrant	5,218	52
Series Seed Warrant	4,165	4,165
Equity Awards for Ordinary Shares	1,958,287	19,583
Total Issued in Merger	18,249,032	501,094

* Issued at Merger is not adjusted for the March 24, 2023 reverse stock split or the February 5, 2024 reverse stock split.

** The amount of underlying ordinary shares are adjusted for the March 24, 2023 reverse stock split or the February 5, 2024 reverse stock split.

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

Javier Selgas – Chief Executive Officer

Mike Flinker - President

Luisa Irene Lopez Reyes – Chief Operating Officer

Paul Freudenthaler – Secretary and Chief Financial Officer

Hudson Capital continued as a British Virgin Islands (“BVI”) business company and on May 26, 2022 changed its name to Freight Technologies, Inc. and its symbol on the Nasdaq Capital Market to “FRGT”. Fr8App continues as a corporation incorporated in the State of Delaware and as a wholly-owned subsidiary of Freight Technologies, Inc.

With the divestment of HKIFS mentioned earlier, we are no longer involved in any of the businesses originally started by Hudson Capital. We are now, through Fr8Tech, a BVI business company, operating under three brands, Fr8App, Fr8Fleet and Fr8Now.

Reverse Stock Splits

On February 14, 2022, the Company effected a 2.2:1 reverse split and its ordinary shares begin trading on a split adjusted basis on February 15, 2022.

On March 24, 2023, the Company effected a 10:1 reverse stock split and its ordinary shares begin trading on a split adjusted basis.

On February 5, 2024, the Company effected a 10:1 reverse split and its ordinary shares begin trading on a split adjusted basis.

B. Business overview.

Freight App, Inc. (formerly known as “Freight Hub, Inc.” and hereinafter referred to as “Fr8App”) was incorporated in 2015 as a Delaware corporation. It was founded with a view to develop and bring solutions to the relatively unorganized cross-border commercial freight market on the U.S.-Mexico border, and by extension, the U.S.-Canada border. In January 2019, Freight Hub México, S.A De C.V., a wholly-owned subsidiary of Fr8App was formed. In December 2021, Freight Hub Mexico, S.A De C.V. changed its name to Freight App de México, S.A De C.V. (“Freight App Mexico”). As a result of the Merger, on February 14, 2022, Fr8App became our wholly-owned subsidiary.

The first commercial version of Fr8App’s products was launched in 2017. Fr8App’s initial commercial efforts focused on promoting the Fr8App marketplace to freight brokers in the logistics industry. Fr8App continued its product development efforts throughout 2018 and added business intelligence and analytics to supplement its platform in 2019. Subsequently the firm offered a revised products package with active freight brokerage support, customer service and other enhanced features and functionality, which were fully launched during the second quarter of 2020. During the third quarter of 2020, a new management team renewed focus on promoting freight services to Shippers and Carriers and de-emphasize marketing to brokers in the logistics industry.

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

In addition to being the legal entity in the US, we consider Fr8App to be the brand name of a B2B freight-matching platform powered by Artificial Intelligence (“AI”) and Machine Learning. It is the evolution of our traditional North American transportation logistics technology platform, focusing on full truckload freight (“FTL”) for domestic and cross-border markets in Mexico, the US and Canada. Fr8App uses its proprietary technology platform to connect Carriers and Shippers and significantly improve matching and operation efficiency via innovative technologies such as freight-matching technology based on bidding, digital broker services, real-time tracking, transportation management, fleet management, and committed capacity solutions. Fr8App is a platform built to match individual loads in the FTL segment.

Fr8Fleet is our technology-driven solution for large corporate enterprise customers with a demand for regular and ongoing shipping and logistics. In contrast to Fr8App which is based on booking individual loads, Fr8Fleet is a dedicated capacity service, providing exclusive use of an entire truck to an enterprise, to ensure on-time delivery and reduced handling for pristine condition of goods. Real-time tracking offers complete transparency and assists users by providing regular updates on their shipments, and our platform allows for easy booking, tracking, and management.

Fr8Now is our newest brand and is our first foray into the less-than-truckload (“LTL”) business. Fr8Now was developed to be a trusted LTL shipping partner for businesses of all sizes with a focus on businesses in the country of Mexico. Our innovative technology provides an easy booking process, flexible options, and affordable pricing that are designed to make us the go-to choice for LTL shipping needs in Mexico. Fr8Now started its first LTL operations in the first quarter of 2023.

Fr8App’s technology product offerings include: (i) a computerized platform (the “Platform”) that maintains an online portal (the “Portal”) and a mobile application solution (the “App”) to provide 3PL services to companies actively involved in the freight transportation market; (ii) a Transport Management Solution (“TMS “) for customers to manage their own fleet; and, (iii) freight brokerage support and customer service based on the Platform. Fr8App believes it is the first digital commercial freight-matching broker to offer 3PL while targeting the domestic Mexican and the cross-border Mexico-U.S.-Canada markets (“Target Markets”). Fr8App serves cross-border traffic across the Mexico-U.S. border, the U.S.-Canada border, and domestic shipments within each of these three countries, with a primary focus on full truck-load freight. Its cutting-edge cloud-based Platform was designed to connect in real-time parties with commercial transportation needs.

The freight transportation supply chain begins with Shippers, whose transportations needs are addressed by Carriers. Shippers seeking suitable means of transportation for their supplies represent demand and Carriers with freight transportation capability represent supply. The digital freight matching technology on Fr8App’s Platform streamlines and simplifies cross-border shipping logistics by facilitating the matching of demand with supply. Shippers that use Fr8App’s Platform can connect with a wide network of reliable Carriers who can fulfill their logistics needs across North America. Use of Fr8App’s Platform brings the additional benefit of providing transparency on all shipment characteristics to allow for the identification of available and qualified freight capacity.

Fr8App’s Portal is the system’s front-end, a tool that Fr8App’s customers and providers use to summarize data on the Fr8App Platform such that it is in a usable and actionable format for business. This data is accessed online on a computer via a browser, or through a mobile application on a smart device. Once customers and providers (Shippers and Carriers, respectively) gain access to the Platform they can enter into transactions such as booking a shipment, administering the manner in which this load will be managed, and reviewing summary information on display within the Platform.

Fr8App’s Platform

Fr8App’s Platform contains the primary operating system. It is a digital marketplace that facilitates booking of freight transactions at the Shipper and Carrier levels. The matching of Shipper requirements and Carrier capacities can occur on the Platform automatically, without the need for human intervention. A Fr8App Platform user can be very involved in the process and actively control its shipment activities by inputting Shipper requirements and matching those with Carrier offerings and tracking shipments as they leave their point of origin and arrive at their ultimate destination. In short, managing his or her company’s logistics. Among other things, Fr8App’s Platform can provide a system user with a summary of all its freight activities through a combination of reports or visual displays on its screen. A system user can track the status of a given delivery on a visual display of the map with status updates on the load location and status from the moment the shipment leaves its origin through to its final destination. A system user can also set up routes that are physically different from one that the Platform might recommend if that system user has a preference for a given route over another, perhaps because of altitude or temperature differences on competing routes.

Shippers can use Fr8App’s Platform to post their freight needs, find available Carriers, enter into a freight contract with them, and monitor the transported goods while their shipment is in transit. Carriers can use Fr8App’s Platform (through the Portal or mobile App), to accept shipment requests, assign transportation jobs to available truck drivers instantaneously, or make themselves available on routes or route segments to avoid driving empty trucks from one location to another. Carriers can receive notifications every time a load or job request is entered by a Shipper that matches the criteria they are looking for on a given shipment type and shipment lane. Every time there is a match and a Carrier completes a shipment, the Platform’s algorithm takes this into account and creates a history that can be referred to when attempting to fulfill future Shipper requests. Fr8App’s mobile App is used by Carriers to give them visibility on Shipper needs, gives Carriers full visibility on all of their shipping options and helps them eliminate empty miles on the road, leading to a reduction in operating costs. Its specialized technology is designed to enhance supply chain visibility and operations, helping reduce Carrier’s carbon footprint and improving profitability and environmental sustainability.

Fr8App’s API

Fr8App’s Platform has a public application programming interface (“API”), that is accessible free of charge and has the ability to integrate with both Shippers’ and Carriers’ systems to automate the process of booking shipments and bringing visibility to the process. An API is an interface consisting of a series of computer instructions that allow one type of system to interact with another separate system by taking information from one system and making it legible and usable by another. It can be compared to something like a translator that takes instructions in English and translates them into Spanish so that users on both sides of the translation can work with the underlying instructions. In Fr8App’s service offering context, an API allows one of our customer’s freight tracking systems to provide information to Fr8App’s Platform and for our Platform to provide information to our customer’s system using a data structure or language that is legible by that customer’s computer system. An API is a tool allowing Fr8App to have a number of different customers and providers, each with different operating systems, to interact with and use Fr8App’s Platform and automate all the stages of any given shipment.

Fr8App’s Mobile App, FMS, TMS

Users can access the Platform through an internet browser on a computer or through the mobile application in a smartphone, using the same credentials.

Fr8App also offers a cloud-based TMS solution to maximize the efficiency of a company’s transportation operations. TMS can be used by a Shipper as its primary logistics tool, independent of using Fr8App’s Platform or Portal solutions. TMS can help Shippers manage their fleet as well as post requests for freight services on its Platform. The cloud-based TMS solution is available to Shippers wanting to actively manage their supporting Carriers or their own fleet of trucks. Fr8App also gives a TMS solution user the option to source additional freight capacity or offer its over-capacity on the Fr8App Platform.

Fr8FMS is Fr8App’s Fleet Management System, or “FMS”. It allows transportation companies and owner operators to handle their own fleet reducing their operational costs, and enables them to haul loads from Shippers in the platform´s marketplace.

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

Fr8Data

Fr8Data is the group of tools and reports developed to show Shippers and Carriers real time dashboards with all the detailed information of their shipments in real time, to increase control and make better business decisions. Fr8Data enables the analysis of historical data to find better matching between Shippers and Carriers and better pricing calculations based on real data saved in Fr8App´s platform. Fr8Data tools and analytics enable continual logistics and operational improvement to all system users: Shippers, Carriers and Fr8App itself.

Fr8App’s Brokerage Support and Customer Service

Finally, Fr8App offers customers freight brokerage support and customer service to assist with end-to-end fulfillment on the Platform. The brokerage and customer services offered are based on using the Platform to book freight to meet a Shipper’s needs and fulfills those needs with qualified Carriers on-boarded on the Platform. It facilitates and promotes comprehensive usage of the Platform’s utility, aided by experienced users and Fr8App’s in-house team of experts. In late 2021, we introduced Fr8Fleet, a private fleet management product whereby large corporate shippers are allowed to purchase fleet capacity over a period of time, in exchange for a fixed fee. Fr8App’s customer service group works with such clients to secure carrier capacity to fulfill their freight needs over their timeframe.

Industry Overview and Market Trends

According to the 34th Annual State of Logistics Report authored by Kearney, the U.S. domestic truck freight transportation market was estimated at $896 billion in 2022. Per Mordor Intelligence, the Mexican domestic freight market was estimated at approximately $43.1 billion, and the North American cross-border freight transportation market is estimated at $236 billion and expected to exceed $308 billion by 2030. Additionally, Mexico’s overall trade with the U.S. is estimated to grow at an CAGR of approximately 2.7% between 2021 and 2025. Fr8Tech expects the market to continue growing at rates at least equal to historic rates and likely higher than that rate given the recent near-shoring phenomenon.

A primary contributor to the growth in the North American cross-border freight transportation markets has been the increased level of trade between the U.S., Mexico and Canada. Effective July 1, 2020, the three countries signed a new free trade deal called the United States, Mexico, Canada Agreement (“USMCA”), replacing the North American Free Trade Agreement (“NAFTA”), which was enacted on January 1, 1994. As of 2019, Mexico became the U.S.’s largest single trading partner, surpassing China. According to the United Nations, Mexico exported an extra $3.5 billion of goods into the U.S., in the first half of 2019, since the summer of 2018 when the trade war between the U.S. and China began. Fr8App believes the replacement of NAFTA with the USMCA creates a stable environment attractive to multi-national companies considering Mexico as a market from which to export to both the United States and Canada.

In early 2020, U.S. President Donald Trump used trade policy in a manner that displaced global supply chains across industries and around the world. Mexico has become a preferred destination for U.S. and multinational companies to location to diversify their sources of supply and production away from the geopolitical risks associated with the ongoing U.S.-China trade tension. The approval of the USMCA in combination with new perspectives as related to national security implications of foreign-based supply chains may bring about changes in Mexico’s freight market, in terms of globalization or regionalization and logistics integration, as well as, the role of 3PL operators. Fr8Tech believes the recent supply chain volatility is driving an increase in demand for large and small freight brokers to secure more abundant freight capacity, in real-time, which is readily available on Fr8Tech’s freight-matching platform and facilitated by its Fr8App Platform solution and Fr8Radar. Fr8Tech believes that the supply chain volatility was aggravated by a shortage of drivers thereby creating further demand for a more comprehensive approach to logistics management to meet supply chain requirements while minimizing increases in the related freight costs. Fr8Tech acts as an intermediary between the total system’s freight requirements and the related freight demand in a more efficient manner than if various of the parties requiring freight contracted these services on their own or managed their own proprietary fleets. Fr8Tech believes that its ability to secure available freight capacity, using the Fr8App Platform solution, amongst available truck drivers offers customers an organized, efficient solution to transporting goods domestically and internationally in favorable or unfavorable market environments. Additionally, Fr8Tech believes it is well positioned to benefit from the increasing trade across both the U.S.-Mexico and the U.S.-Canada borders caused by supply chain volatility and magnified by the COVID-19 pandemic as well as the increasing needs for reliable freight service within the country of Mexico.

In 2023, the U.S. imported more goods from Mexico than China for the first time in more than 20 years, a trend that accelerated through the first two months of 2024. This trend is direct result of, and is only expected to continue in the immediate future because of, global enterprises evolving their supply chains to adjust to, among other things: (i) ongoing trade tensions between the US and China; (ii) economic fallout from the disruptions caused by the COVID-19 pandemic, notably spikes in global logistics demand and costs; (iii) the enactment of the USMCA; and (iv) availability of skilled labor to perform critical functions. This evolution involves large manufacturers shifting their sources of supply and locations of production to be closer to end markets through on-shoring and near-shoring activities. To this end, manufacturers and suppliers are establishing operations in Mexico to serve the US and other markets in the North America and Central America, and trucking carries the vast majority of the goods and supplies necessary to enable this transition.

Traditional 3PLs rely on a network of offices staffed with individuals tasked with communicating with colleagues, customers and transportation companies to identify and secure freight services that meet their customers’ specific needs. The process is manual, inefficient, and lacks transparency. Cross-border transportation challenges can include tracking, visibility, trans-loading and potentially multiple hand-offs, multiple languages, international customs and regulatory inefficiencies. The ability to access real-time freight capacity and locate the right truck at the right time becomes critical to securing a reliable shipment service. Fr8App believes market conditions have created an increased demand for digital freight brokers who can help ease capacity constraints, open up new shipping lanes, and provide a benchmarking tool for both Shippers and Carriers.

Important Factors of the Trucking Industry

According to American Trucking Association several notable factors are influencing the outlook for the U.S. trucking industry:

●	Preferred method of transportation – $941B in gross revenues from US trucking, representing more than 80% of the nation’s freight bill in 2022.
●	Backbone of cross-border transport – trucks moved more than 83% of the value of surface trade between the U.S. and Mexico, and 62% between the U.S. and Canada.
●	Total freight carried – total freight tonnage is expected to increase 28% from 15.1B tons to 19.3B tons from 2021 to 2032. Trucks carried 11.5B tons, or 73% of the total, in 2022.
●	Small business industry – There are more than 750,000 active motor carriers; 95.8% operate ten or fewer trucks; 99.7% operate 100 or fewer.
●	Grocery store dependence – grocery stores are highly dependent on truck drivers to deliver goods to multiple locations. Most grocery stores would run out of transportation options within three days if truck drivers halted grocery deliveries.
●	Truck driver shortage – there were more than 3.5 million professional truck drivers in the US in 2022, but driver shortages persisted. It is estimated that the trucking industry will need to hire at least 1.2 million additional drivers by 2030 to meet the growing demand.
●	Miles per year – on average, a truck driver logged in more than 100,000 miles over the past year.

Market Opportunity

According to Mordor Intelligence, the Mexican LTL market grew at a CAGR of 44.3% from 2016-2021, making it one of the fastest growing logistics segments in North America. That market is expected to register a compound annual growth rate of 5.4% between 2024 and 2030. And according to the same source, the US and Canadian 3PL markets are expected to grow at a 3.4% and 4.4% compound annual growth rate, respectively, over the same time period. According to ECDB, the e-commerce market within Mexico is expected to grow at compounded annual growth rate of more than 20% from 2024 to 2028. Fr8Tech believes this commercial freight market growth is driven by growing domestic economies and increasing trade flows, which are not only from one region to another, but are more decentralized and fragmented due to the growth of large on-line retailers such as Amazon and MercadoLibre.

Fr8Tech believes these factors are expected to intensify the complexity of logistics activities in the coming years in what has been a relatively fragmented Mexican transportation market on a historical basis. Fr8Tech believes the U.S. and Canadian markets remain relatively fragmented as well though they have each seen major logistics companies enter the industry over the past decade. Fr8Tech believes the evolution of supply chains is also susceptible to changes in consumer habits, driven further by e-commerce and international health issues, such as the COVID-19 pandemic. Rising consumer expectations have had an observable effect throughout the supply chain, driving the need for greater efficiency and speed. Technology in warehouses, onboard trucks, and on smartphones has led to automating critical processes, improving visibility into the shipment lifecycle, and enabling faster decisions. In addition to profitability, sustainability and reliability has likely become a consideration of every Shipper’s bottom line. Fr8Tech believes that an ability to respond to increasing market volatility in real-time, is a valuable asset contributing to a Shipper’s business success. Fr8Tech believes this consideration is further exacerbated by qualified driver shortages in the U.S. and Canada. Fr8Tech believes the TMS market to be in a development stage similar to the consumer transportation industry, or “taxicabs”, prior to the introduction of wider reaching platforms like Uber, Lyft and Cabify. Fr8Tech continues to invest in improving its TMS technology and expects these investments to help improve its Platform as well as the range of services Fr8Tech offers and will offer in the future to its Shippers and Carriers.

Fr8Tech believes the Mexican commercial freight market is also ripe for technological disruption as adoption of technology in this industry segment has lagged several others in the commercial transportation space. Fr8Tech believes there are significant complexities within the Mexican freight transportation market that give Fr8Tech a competitive advantage. As an example, there are standard ways in which a new carrier is evaluated as a potential business counterparty in the U.S, including industry databases, government registries and electronic tools for investigating a potential business supplier. However, there are no established vetting processes to navigate the commercial freight transportation market in Mexico. Fr8Tech continues to gain a deep understanding of these unique circumstances within the Mexican transportation industry, giving us a competitive advantage over future market entrants. Fr8Tech intends to leverage this competitive advantage into opportunistically selected routes carrying traffic throughout Mexico and into the U.S. and Canada.

Fr8Tech’s operations center in Mexico is located in Monterrey, which has a long standing history as a transportation hub within the domestic and cross border Mexican freight transportation market. Fr8Tech plans to leverage its presence in Monterrey to become a leader in international freight to and from Mexico, and into and across the U.S. and Canada.

The Fr8App Brands

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

The vetting process for Carriers includes the following:

●	A due diligence review is performed to ensure that carriers are following regulatory compliance, whether they are a line or base haul carrier, which routes they operate, truck types, cargo they are eligible to transport, reliability and availability. Depending on location, the document set-up requirements are as follows:

○	Mexico: Articles Incorporation charter, tax registration number, Servicio de Administración Tributaria (“SAT” is the Mexican equivalent to the IRS in US) legal opinion, legal representative power of attorney, legal representative ID, Standard Carrier Alpha Code (“SCAC”), banking information, insurance policy, ACH format, security questionnaire, verified mobile phone,

○	US and Canada: W-9 form for US, TD1 for Canada, MC Certification (Insurance certificate), ACH Form

○	Once approved, Shippers can request bids for a certain service or Carriers can provide bids on Shipper requests. Fr8App’s Platform matches up Shippers and Carriers and assigns a driver and truck to the job. The driver picks up the supplies while the Platform tracks the progress of the trip, in real time. The driver delivers the shipment, uploads documentary evidence of the delivery (“POD”) and is paid.

Fr8App’s Platform can automatically and instantaneously match Shippers with Carriers within the Fr8App network. Carriers are sent push notifications through the Platform every time a load or job request is entered by a Shipper that matches the criteria Carriers are looking for on a given shipment and lane.

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

Fr8Now

Fr8Now is our solution for Shipper-Carrier freight matching servicing the LTL business. Fr8Now was developed to be a trusted LTL shipping partner for businesses of all sizes with a focus on businesses within the domestic Mexican market. Our innovative technology provides an easy booking process, flexible options, and affordable pricing that are designed to make us the go-to choice for LTL shipping needs in Mexico. We believe we are one of the first entrants in this particular market segment in Mexico. Fr8Now started its first operations in the first quarter of 2023.

Fr8Tech’s Customers

Fr8Tech’s customers consist of Shippers and Carriers across North America. A Shipper will use Fr8Tech to request bids on a shipment or a series of shipments of certain characteristics and a Carrier will agree to the terms set forth on its Platform. Carriers have the option to carry out deliveries prior to receiving payment from Fr8App, and Shippers may start shipments before submitting their payment to Fr8Tech. Fr8Tech mitigates payment risks by pre-screening and approving all Shippers and Carriers prior to approving either party. Fr8Tech believes that Shippers value the features and benefits from its Platform by working with trusted Carriers that help alleviate driver shortages. Shippers also benefit from the cost transparency available on Fr8Tech’s Platform, as there are no hidden fees. Shippers can count on the safety and reliability of the Platform as Fr8Tech tracks cross border shipments. Lastly, Shippers can benefit by managing their logistics needs in one control center on Fr8Tech’s Platform.

As of December 31, 2023, one customer accounted for 66% of Fr8App’s accounts receivables. As of December 31, 2022 and 2021 each of two customers accounted for 42% and 16% of Fr8App’s accounts receivables, and for 35% and 15% of Fr8App’s accounts receivables, respectively.

For the year ended December 31, 2023, one customer accounted for 33% of Fr8App’s revenues. For the year ended December 31, 2022, each of two customers accounted for 17% and 11% of Fr8App’s revenues. For the year ended December 31, 2021, one customer accounted for 37% of Fr8App’s revenues.

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

Fr8Tech’s Growth Strategy

Fr8Tech intends to establish Fr8App as the top brand for digital freight marketplace in the Mexican domestic, U.S-Mexico and Mexico-U.S. cross-border markets. Fr8Tech intends to leverage Fr8App’s position within these markets to opportunistically expand its footprint across select routes in the U.S. and into Canada. Fr8Tech plans to expand its Fr8Fleet offering in Mexico and leverage its presence in that market to expand its customer base and market penetration with highly targeted Fr8fellt and LTL solutions. Fr8Tech’s growth strategy consists of the following:

Focus on Core Markets: Fr8Tech plans to expand its Shipper base and increase its Carrier ecosystem operating under the Fr8App brand throughout all three countries, with a continued focus on the Mexico-U.S. cross-border market, a select portion of the U.S. domestic market and a select segment of the Mexican domestic market. Ongoing investments in its Platform, internal sales tools, and targeted hiring in sales, operations and software development, Fr8Tech stands to benefit from well-trained labor force, mostly in Mexico, to manage its ongoing daily operations throughout North America. Using targeted marketing campaigns and sales outreach, Fr8Tech intends to reinforce the benefits of using its Platform and increase adoption among existing Shippers and Carriers, including those interested in our LTL offerings. With the use of business analytics and management solutions, the Company will continue to actively manage margins at the account level, minimize additional overhead expenses, and thus take advantage of the inherent operating leverage providing by the Fr8App Platform. By leveraging its customer base and long-standing industry relationships and building off existing Shipper feedback and experiences, Fr8Tech believes it will be able to add new accounts to its portfolio across the domestic trucking industry in Mexico, U.S.-Mexico cross-border trades and opportunistically select routes within the U.S. and the U.S.-Canada cross-border commercial freight transportation market. Lastly, by leveraging its infrastructure and network in the FTL business, Fr8Tech believes it will be uniquely suited to launch a selectively targeted LTL offering within select markets in Mexico through Fr8Now.

Investing in Customers, Carriers and Employees to Drive Organic Growth: Fr8Tech plans to continue to incorporate customer feedback and their user experiences to solve their biggest pain points across the logistics landscape. Dedicated API data exchanges, customized features, evolved dashboard reporting, and unique predictive analytics are just some of the ongoing investments into customer relationships. We will continue to build trust among all Carriers across our three brands by managing our Shipper base and FTL and LTL demands to provide a high level of fulfilment, and effective management of loads. We will monitor service levels across its Platform with on-time pick-up and delivery metrics. That same technology is used to manage Fr8Fleet and Fr8Now.

To deliver high performance and maximize value to our Shipper and Carrier customers, we plan to continue to invest in, train and enable in our sales and operations teams to provide real-time response to high-volume primary and spot load activity, as necessary, and to provide best-in-class sales service and carrier support. Fr8Tech will continue developing well-trained bilingual sales force and operations team through our “Fr8App University” Program.

Investing in Technology to Expand Capabilities and Extend Reach: Fr8Tech will continue to invest in its technology to improve and differentiate its Platform, as well as, expand its TMS offerings for Shippers. Fr8Tech plans on integrating more of its business customers through customized API’s and launching a fleet management system for Carriers. Within the geographies that Fr8Tech serves, Fr8App is also naturally suited for providing similar market participant matching solutions in other logistics markets, including maritime and trans-ocean freight, air freight, rail and inter-modal transportation. It can also be leveraged to provide similar automated matching capabilities to adjacent markets, such as last mile transportation, long-term storage and warehousing. Through thoughtful market analysis, strategic industry relationships and partnerships, and considerate planning, Fr8Tech will explore broadening its addressable market by either developing in-house solutions or partnering with other service providers to pursue attractive opportunities within such markets when possible.

Automation

●	Go Digital: Fr8Tech believes that by providing more sophisticated automation to the relatively untapped digital commercial freight market in Mexico, and expanding upon initial efforts in the U.S. and Canada, it will strengthen its position within the domestic transportation segments in Mexico and the U.S. and grow its revenue stream. By leveraging existing relationships with Shippers, Fr8Tech will train Carriers utilizing the Fr8App Platform to improve operations and gain more transportation loads. Fr8Tech would like Shippers and Carriers to work toward making its Fr8App Platform totally “self-serve” where Carriers and Shippers gain access to the Platform without human intervention. Its goal is to automate sales and operations functionality throughout the process while providing real-time visibility for all parties: Shippers, Carriers and Fr8Tech. Fr8Tech further believes that its Fr8Radar is a tremendous value-add for both Shippers and Carriers in the country of Mexico, where there has been limited adoption of this key security and logistics planning tool.

●	Be Digital: Fr8Tech intends to continue refining and automating its operational flow and maximize efficiencies while thoughtfully growing its brokerage division. Fr8Tech is investing in adding development efforts to expand its technology team and to work towards building out more internal tools to maximize efficiency in its brokerage division such as real-time pricing tools by coupling historical lane data analytics with API integration as well as other unique internal data sets. Fr8Tech launched new tools to facilitate the onboarding of Carriers and Shippers in 2023.

Balancing Contractual and Spot Business, Domestic and Cross-Border

Primary markets are those with established regular routes that are contracted for over a period of time. Spot markets are negotiated at a specific point in time and, usually in response to a short-term need that was not originally planned by a Shipper or Carrier. Fr8Tech understands the importance of balancing its efforts and business between primary and spot markets. As Fr8Tech advances in serving the Mexican domestic and U.S.-Mexico cross-border market opportunities, it will leverage spot opportunities presented by regional or global situations or events, such as high market volatility resulting from conflicts, social or economic disruptions (like a pandemic), escalations in trade tensions or disputes, or other circumstances that generate short-term imbalances in the supply and demand for ground transportation freight services in the markets we serve. We are also mindful that longer term economic trends, such as shifts in consumer preferences or supply chain near-shoring and other macroeconomic factors can also create a shortage of supply and surplus in demand on either side of the equation. With periods of market stability, Fr8Tech will increasingly try to target higher volume, long-term contractual business directly from Shippers through its Fr8App brand, local traffic in Mexico through Fr8Fleet and Fr8Now.

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

The second generation of Fr8Tech products were brought to market during the second quarter of 2020 and consisted of: 1) the online Portal and Mobile App; 2) the TMS; and, 3) Fr8App’s Platform supplemented with freight brokerage support and customer service. The latest generation consists of improvements and refinements to the Fr8App Platform, the offering of capacity through Fr8Fleet and the Fr8Now brand that is servicing the LTL market in Mexico.

All products work under a similar business model whereby gross margins are primarily earned from revenue invoiced to Shippers less costs paid to Carriers per completed transaction under the Fr8App FTL and Fr8Now services and for provided capacity under Fr8Fleet. Under Fr8App FTL and Fr8Now, each shipment made through the Platform (Portal or App) is considered a transaction. Shippers and Carriers can navigate through and transact on the Platform without assistance, and if both do so the interaction between the two is automatically carried out on the system. If either requires or requests assistance through freight brokerage support or customer service, the Fr8Tech team actively intervenes and supports service matching through the Platform’s BackOffice. Such assistance typically allows for greater flexibility and optionality to the parties involved to negotiate and agree on rates and shipment details. Currently, the use of freight brokerage support and customer service occurs on nearly all transactions completed on the Platform and thus all of Fr8Tech’s revenue. Fr8Tech believes the industry is still anchored in communication through traditional channels (phone or email), and human attention is valued in the management of shipments.

Fr8Tech’s BackOffice

For traditional freight brokers, the Fr8Tech Platform is a valuable source to finding capacity for their clients quickly, when they have not achieved it through their traditional channels and methods. We anticipate that brokers will use the Portal to help augment their present offerings in the freight market over time and thereby providing Fr8Tech with an additional source of revenue.

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

Its technology has been designed with the goals of building a highly efficient, adaptable, scalable and secure platform with the potential to vastly improve operating margins of freight transactions. Following are some of the features of Fr8Tech’s technology infrastructure and development methodologies:

1.	Efficiency & Adaptability:

●	Highly automated agile development process supported by CI and CD tools.
●	Event based, microservice architecture.
●	Applications packaged in Docker images.
●	Container orchestration via Kubernetes leveraging automated rollouts and rollbacks, service discovery and load balancing.
●	Modern, extendable, API suited for integration with industry data providers (TMS, telematics, ELD, Compliance, Big Data providers and other systems).

2.	Scalability & Availability:

●	Project hosted in GoogleCloudPlatform.
●	Underlying platform invented in telco industry, designed for scale with minimal downtime.

●	Erlang’s (via Elixir) let-it-crash philosophy, reducing codebase and allowing smaller teams to produce more.
●	CQRS design pattern used throughout the system, separation between read & write storage.
●	Easy horizontal scaling via Kubernetes.
●	EventStore as a framework for CQRS, EventsFr8App’scing, and messaging.
●	Postgresql hosted in Aiven.

3.	Security & Auditability:

●	Data loss prevention - all transactions are stored in immutable storage, Fr8App revert and reinterpret data from the inception with hindsight
●	System is monitored by automated monitoring tools (Stackdriver, Prometheus) and alerts the engineering team via Slack integration
●	Grafana is used to visualize system parameters in real-time
●	All API traffic is stored in BigQuery for deep analysis of system’s usage.
●	Using highest industry available encryption standards.
●	All information is encrypted realtime, https and wss
●	Personally identifiable information is encrypted in rest
●	Strict data and code access policies applied to product, and to development process
●	Full snapshot, i.e. base backup of PostgreSQL
●	PostgreSQL streaming backup, i.e. WAL records
●	Entire instances backed up
●	Access to multiple data centers in different geographic zones

Fr8Tech has developed, will continue to enhance, and will develop new business intelligence capabilities around reporting, online analytical processing, analytics, data mining, process mining, complex event processing, business performance management, benchmarking, text mining, predictive analytics, and prescriptive analytics. All these enhanced functionalities will increase the utility and add value to all users of our Platform and in turn, help drive traffic to the Platform itself.

Sales and Marketing

Fr8Tech’s marketing approach centers on digital marketing as the primary channel to promote the company’s brands, including Fr8App, Fr8Fleet and Fr8Now. Fr8Tech uses a range of techniques, such as search engine optimization, social media, and email marketing to generate leads and gain brand presence. Fr8Tech’s strategy is focused on the long-term establishment of our brand as a reliable, best-in-class service provider in the logistics industry. We avoid relying on short-term advertising campaigns that can be expensive and only generate temporary presence, preferring to create valuable content, build relationships with our audience, and engage with them through the channels they use most. The company is firmly committed to digital marketing, and we are always exploring new ways to improve our approach and reach new audiences. By focusing on building a loyal customer base and establishing ourselves as a trusted logistics solution provider, we expect to be able to build a self-sustaining business over the long-term.

Fr8Tech targets its product offerings under the Fr8App and Fr8Fleet brands to high-volume contractual lanes from a variety of Shippers from small and mid-market companies to large multinational corporations. The sales and marketing efforts are mostly aim at direct contact with decision makers at potential Shippers. We also utilize trusted third-party information, such as sales prospecting tools, to generate and advance leads with prospective clients. Once Shippers are on-boarded, they may choose to transaction their shipping requirements on the marketplace themselves or solicit assistance from our operations and customer service teams.

Fr8Tech builds its Carrier network by marketing its Platform to reputable carriers, demonstrating the value of the marketplace, bringing high-volume consistent business from Shippers, maintaining an intuitive and engaging user platform, providing key operations support and making timely payments when shipments are completed. The Company builds its buying power as it continues to attract more Carriers to use the Platform. Carriers can operate under any or all of our brand names but typically gravitate towards one depending on their capacity, requirements and needs: either long-haul under Fr8App or set operating routes under Fr8Fleet. Fr8Tech is pursuing focused marketing campaigns in the Mexico domestic market to reinforce the benefits its Platform, the Portal and Fr8Radar, to increase visibility and ultimately adoption of its technology and solution.

Fr8Now targets potential clients through developing target communications and profiles on the internet as well as with Shipper clients that have expressed an interest in the LTL product.

Regulations

The Carriers with which Fr8App transacts cross-border business, are mostly legal corporate entities, LLCs, or their equivalents, in Mexico and Canada. The Carriers with which Fr8Fleet transacts its business are usually smaller entities, either owner-operators or companies with less than 20 trucks. Fr8App enters into contracts for the provision of services with Shippers and Carriers while the Shippers and Carriers are typically subject to rules and regulations for operating within their given industry and, as applicable, the freight industry within their respective countries of operation. Carriers are responsible for being duly certified and operating under good standing as required by their corporate residence and the locations over which they carry freight. For US carriers, the main regulator is the US Department of Transportation (“DOT”) and various state level equivalents. For Mexico Carriers, the relevant counterparty is the “Secretaria de Transporte”, and in Canada it is “Canadian Transportation Agency”. Nearly all of regulatory compliance burden within Fr8App’s scope of operations falls on the Carriers themselves. For example, Fr8App’s requirement in the U.S. is primarily for Carriers to remaining in good standing with the DOT, but they may also have additional requirements for maintaining a number of operating licenses, insurance requirements and special certifications (i.e., border-crossing).

The cost for Fr8Tech to comply with government regulation as a whole is relatively low. Government regulations and requirements over the freight trucking industry do impose a number of obligations on Carriers and Shippers that influence how Carrier freight services are secured on Fr8App. Regulatory changes could negatively impact or possible benefit Fr8Tech’s business model, but it can be difficult to predict exactly how any such changes would affect Company’s business model. For example, a change in trade regulations could increase or decrease freight volumes across a given border, but despite possible changes to our volume of business, how the Company’s business model operates may not be affected. A US policy to impose tariffs on particular goods could decrease cross-border traffic of those goods but may increase domestic freight traffic in both countries. In comparison, if regulations were scaled back and cross-border restrictions or requirements were eased, the value-add that Fr8Tech provides to our customers might be diminished or eliminated, and our business from that segment could be negatively affected.

While Fr8Tech does not anticipate any extensive changes in regulations affecting our industry, and more specifically how Fr8Tech operates and generates revenue, in the coming years, it is possible governments and regulatory agencies could implement such changes, and they could affect Fr8Tech’s business model in a material way.

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

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm Fr8Tech. These may involve privacy, data protection of personal and/or confidential information, content creation and distribution, intellectual property, data security and data retention. In particular, it is subject to federal, state and foreign laws regarding privacy and protection of companies’ and individuals’ data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations and could be more restrictive than those in the U.S. U.S. federal, state and foreign laws and regulations are in some cases enforced by private parties in addition to government entities, are continuously evolving, and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations can be uncertain, particularly in the new and evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

Fr8Tech’s customers upload and store data on its Platform. This presents legal challenges to its business and operations, such as ensuring consumer privacy rights or intellectual property rights. Both in the U.S. and abroad, Fr8Tech must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on its cloud-based platform as well as in the operation of its business.

Competition

The 3PL industry is rapidly evolving with demands for greater efficiency and increased visibility into the shipment lifecycle. Fr8App expects continued significant competition from domestic and international market participants. Fr8App’s competitors include the postal services of the U.S. and other nations, various motor carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that are making significant investments in their internal capabilities, and startups and other companies that combine technologies with crowdsourcing to focus on local market needs, some of with whom we share customers.

In Mexico, our Fr8App and Fr8Fleet brands compete with many logistics companies and freight brokers. We also buy from and sell transportation services to companies that compete with us. There are very few direct technology-based competitors that are focused on the domestic transportation market in Mexico and we have been unable to find a competitor similar to Fr8Now in the LTL segment in Mexico.

In contrast, the domestic U.S. 3PL industry is crowded with globally recognized competitors, some of whom offer transportation services as well as traditional 3PL services. Fr8App technology was developed in part to improve traditional 3PL solutions offered by established corporations such as XPS Logistics, Inc., C.H. Robinson Worldwide, Inc. and J.B. Hunt Transport Services, Inc. Traditional 3PL providers leverage their vast network of offices and employees to coordinate freight transportation domestically and internationally. Additionally, a wave of new entrants have entered the 3PL space with novel, real-time 3PL solutions; similar to Fr8App’s Portal and Platform. Companies such as Uber Freight, Convoy, NEXT Trucking, Nowports, and Cargo-Partner have each accessed the 3PL market with the support of private financing to disrupt established 3PL corporations.

Furthermore, both established and emerging competitors have direct access to U.S.-Canadian cross border trade routes, where Fr8App intends to serve on an opportunistic basis as well. According to the U.S. Bureau of Transportation Statistics, a total of $884 billion worth of goods moved across the U.S.-Canada border in 2023, the majority of which was transported by truck.

In the future, competition may also come from other sources in the future as new technologies are developed and new methods of transportations are made widely available. Innovations in transportation technology, including driverless trucks, artificial intelligence and logistics could adversely affect the demand for Fr8App’s 3PL services.

In relation to the LTL market in Mexico, there are several established players, including Penske Logistics, TIBA, Pak2Go, FedEx Estafeta and Transplace. According to Mordor Intelligence, the Mexican LTL market grew at a CAGR of 44.3% from 2016-2021, making it one of the fastest growing logistics segments in North America. The broader logistic sector in Mexico grew at 19% year-over-year in 2022 and is expected to outpace GDP growth in the years ahead at a 5.6% CAGR through 2030. We believe there is a large segment of business-to-business traffic that we can capture with the truck capacity already available in our Fr8Fleet program, and others willing to service LTL opportunities in Mexico.

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

Fr8Tech’s principal asset consists of its software, which it invests in on a monthly basis through development work by employees and externally contracted parties. Fr8App invested approximately $0.34 million, $0.4 million, and $0.5 million in software during the years ended December 31, 2023, 2022 and 2021, respectively. Fr8Tech expects to continue investing in its software commensurate with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations and capital raising events.

Employees

As of December 31, 2023, we had a total of 78 employees, 70 of them based in Mexico, with the remaining in the U.S. and other virtual locations and 12 contract-based employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. Fr8Tech considers its relationship with its employees to be good. Fr8Tech has three principal executives, including its CEO, CFO and COO. Fr8Tech has the following number of people including its executives in each of its departments: Finance, HR and Administration – 18; Carrier Sales & Support – 18; Shipper Sales & Marketing – 11; IT and Product Development – 6; Operations and Support – 25. Relationships with employees are stable and favorable.

Fr8App’s Chief Executive Officer, Javier Selgas, initially joined Fr8Tech as Chief Technology Officer and has over a dozen years of experience in developing technology and digital marketing. Fr8Tech’s Chief Financial Officer, Donald Quinby, joined Fr8Tech in January of 2024 and has more than 20 years of experience in finance  and has held leading finance roles with several public companies. Fr8Tech’s Secretary, Paul Freudenthaler, has over 30 years of financial experience and has been Chief Financial Officer for several leading companies in both the U.S. and Mexico. Previously, Paul Freudenthaler served as Fr8Tech’s Chief Financial Officer from September 2020 until his resignation on January 19, 2024, after which he continued his position as Secretary and was newly appointed as a board director. Fr8Tech’s Chief Operating Officer, Luisa Lopez, has over 25 years of experience within the logistics and supply chain industry across North America.

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

C.	Organization structure.

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Name	Place of Formation	Relationship

Freight App, Inc.	Delaware	Wholly-owned subsidiary

Freight App de México S.A. de C.V.	Mexico	Wholly-owned subsidiary

D.	Property and equipment.

Facilities

We currently maintain two physical offices in The Woodlands, Texas and Monterrey, Mexico. In October 2020, the Company entered into a work-suites arrangement for a workspace in an office located in The Woodlands, Texas, on a month-to-month basis for $94 per month. The contract continues in effect.

In January 2020, we entered into a lease agreement for 7 workstations in Mexico for a term of 12 months, which expired on December 31, 2020. In November 2020, the Company entered into a lease agreement for 14 workstations in Mexico for a term of 12 months, which expired on October 31, 2021. In November 2021, the Company entered into a lease agreement for 62 workstations and two private offices in Mexico for a term of 12 months, which expired on October 31, 2022.

The Company entered into a lease agreement on November 2, 2022, for an office facility in Monterrey for a period of 12 months and renewed the lease on November 1, 2023 through November 1, 2024. In August 2023, the Company amended that lease to rent additional adjacent office space. Current monthly rent is approximately $12,000. The rental cost for the years ended December 31, 2023, 2022 and 2021, was approximately $100,500, $118,000 and $110,000, respectively. Certain employees located in the U.S., Spain, and elsewhere in Mexico work remotely. Employees in Monterrey, MX have the option to work remotely for part of the week.

Equipment

Fr8Tech’s principal asset consists of its software, which it invests in on a monthly basis through development work by information technology and development employees and externally contracted parties. Fr8App invested approximately $0.34 million, $0.4 million, and $0.5 million in software during the years ended December 31, 2023, 2022, and 2021, respectively. Fr8Tech expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This annual report (this “Report”) contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3 Key Information — D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks, changes and uncertainties.

A.	Operating Results

Overview

After February 14, 2022, when we consummated the Merger and after March 30, 2022, when we sold our wholly-owned Hong Kong subsidiary, HKIFS, which held and operated our financial advisory business, in its entirety to a private investor, we are no longer in the financial advisory business and no longer have any presence or holdings outside of North America. The sale was for a nominal amount of $1.

We are now, through our wholly-owned subsidiary, Fr8App, and Fr8App’s wholly-owned Mexico subsidiary, Freight App de México, S.A De C.V. (“Freight App Mexico”) solely involved in the freight management business. On May 26, 2022, we changed our name and ticker symbol from “Hudson Capital, Inc.” and “HUSN”, respectively, to “Freight Technologies, Inc.”, and “FRGT”, respectively.

Prior to February 14, 2022, Hudson was mainly in the business of providing financial services in the People’s Republic of China to meet the financial and capital needs of our clients, which comprise largely of small-to-medium sized enterprises (“SMEs”). Through wholly-owned subsidiaries, Hongkong Internet Financial Services Limited and CIFS (Xiamen) Financial Leasing Co., Ltd, the contractually controlled and managed company, Hongkong Shengqi Technology Limited, its wholly-owned subsidiary, Beijing Yingxin Yijia Network Technology Co., Ltd and its contractually controlled and managed company, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd (“SYX” or “Sheng Ying Xin”), and SYX’s wholly-owned subsidiaries, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd. (“Kashgar SYX”), Fu Hui (Shenzhen) Commercial Factoring Co., Ltd (“FuhuiSZ”), Yingda Xincheng (Beijing) Insurance Broker Co., Ltd (“Yin Da Xin Cheng”), Fuhui (Xiamen) Commercial Factoring Co., Ltd (“FuhuiXM”), Zhizhen Investment & Research (Beijing) Information Consulting Co., Ltd. and Hangzhou Yuchuang Investment Partnership. Hudson primarily offered commercial payment advisory services, international corporate financing advisory services, intermediary bank loan advisory services and supply chain financing services.

Key Factors Affecting Our Results of Operations

The demand for our platform and our related services is dependent upon overall economic conditions in North America. General economic factors, including the amount of international trade across North America may affect our Shipper clients’ needs for our services. A slowdown in economic activity, an increase rise unemployment, a decline in real personal income, among other economic conditions, may affect individuals’ level of disposable income and the consequent effect on international trade. This may reduce Shippers’ needs to transport goods and their need to use our platform.

Trends

Fr8Tech believes the growing interest in digital freight matching platforms shows that traditional 3PL providers recognize the sweeping technological shifts in the industry. We are offering solutions that significantly improve end-to-end freight procurement transactions to market participants. During the last three years, the industry experienced significant swings in supply, demand and costs due to distortions in both domestic and global markets resulting from the global pandemic caused by the virus known as COVID-19 and its follow-on effects. This substantial supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity available in a digital marketplace and facilitated by software portals and platforms. Fr8Tech believes supply chain management will continue to evolve into increasingly digital forms and interactive marketplace platforms. As it does, Fr8Tech believes digital brokers, will play an increasingly integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

In the short-term, Fr8Tech believes the COVID-19 pandemic has changed the current nature of global commerce and shipping. Cross-border travel and trade restrictions were put into effect and could return, even though economies and trade have fully reopened around the globe. Trucking capacity is not steadily available across borders. Contract carriers can still only go to certain pre-specified locations and companies continue to need to determine where specific available freight capacity is and how much it costs. The near-shoring phenomenon continues to point towards more freight crossing over the U.S. border with Mexico and a lesser extent, Canada. Fr8Tech believes that these conditions are creating a market opportunity for digital brokers to facilitate and improve the connections necessary that enable cross-border commerce.

Results of Operations

Comparison of the Years Ended December 31, 2023, December 31, 2022, and December 31, 2021

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

($’000’s)

	Dec 31 2023	Dec 31 2022	Dec 31 2021
Revenue
Revenue	17,061	25,888	21,474
Cost and Expenses
Cost of revenue (exclusive of depreciation shown separately below)	15,710	23,625	19,559

Compensation and employee benefits	5,964	4,963	3,712
General and administrative	3,163	3,561	2,618
Sales and marketing	80	557	92
Depreciation and amortization	405	243	302
Total cost and expenses	25,322	32,949	26,283

Operating loss	(8,261)	(7,061)	(4,809)

Other income and (expenses)
Interest expense, net	(808)	(907)	(1,136)

Other income and (expenses)	(154)	(128)	(2,215)
Total other income (expense)	(962)	(1,035)	(3,351)

Loss before income taxes	(9,223)	(8,096)	(8,160)

Income tax expense	105	91	40
Net loss attributable to ordinary shareholders	(9,328)	(8,187)	(8,200)
Foreign translation adjustment	453	89	(51)
Comprehensive loss	(8,875)	(8,098)	(8,251)

Revenues

Fr8Tech’s revenues decreased to $17,061 for the year ended December 31, 2023 from $25,888 for the year ended December 31, 2022, a reduction of $8,827 and 34.1% on year-over-year basis. The year-over-year decrease was primarily driven by: 1) our decision to limit activity with low-margin, but high-volume customers; 2) the loss of one customer due to non-recurring issue with a particular Carrier; and, 3) reduced spot market activity across several accounts driven by challenges in securing sufficient carrier capacity in the first half of 2023 and US market rates that were significantly lower than in 2022. This was partially offset by a 67% increase in our Fr8Fleet revenue and the addition of more than 30 new customers in our spot market FTL and LTL businesses.

Fr8Tech’s revenues grew to $25,888 for the year ended December 31, 2022 from $21,474 for the year ended December 31, 2021, an increase of $4,414 and 20.6% on year-over-year basis. This year-over-year increase in the year ended December 31, 2022 shows the impact of Fr8Tech’s new offerings under the Fr8Fleet brand on its revenue. Revenues from Fr8Fleet were approximately $3,685 higher during the twelve months ended December 31, 2022 relative to the prior year’s results, while the Company’s Fr8App brand did not grow at rates as high as it has in past years due to the decrease in a single important client’s business volume beginning in the fall months of 2022. The Company has worked to repair this relationship and anticipates for the cross-border piece to resume by mid-2023.

Costs of Revenue

Fr8Tech’s cost of revenue, exclusive of depreciation and amortization, decreased to $15,710 for the year ended December 31, 2023 from $23,625 for the year ended December 31, 2022, a reduction of $7,916 and 33.5% on a year-over-year basis. This year-over-year decrease moved in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic and in the traffic mix itself from quarter-to-quarter and year-to-year. Our gross margin decreased 0.8% to 7.9% in 2023 from 8.7% in 2022 primarily due to product mix. Fr8Fleet business, which grew 48% in 2023, incurred slightly lower margins than our spot market services due to higher initial service costs to develop that offering over the year.

Fr8Tech’s cost of revenue, exclusive of depreciation and amortization, grew to $23,625 for the year ended December 31, 2022 from $19,559 for the year ended December 31, 2021, an increase of $4,066 and 20.8% on a year-over-year basis. This year-over-year increase moved in similar fashion and magnitude with our revenue, with some differences due to varying margins in the traffic and in the traffic mix itself from quarter-to-quarter and year-to-year. Our margins improved in the second half of 2022 over the first half of 2022 as capacity on the carrier side started to return to a more normal level during the second half of 2022. Our brand mix also varied in 2022 versus 2021 as our Fr8Fleet brand represented nearly 15% of revenues during the year ended December 31, 2022 versus 0.3% during the year ended December 31, 2021.

Compensation and Employee Benefits

Fr8Tech’s compensation and employee benefits expenses were $5,964 for the year ended December 31, 2023 compared to $4,963 for the year ended December 31, 2022, which was a $1,001 or 20.2% increase on a year-over-year basis. The increase is due to stock compensation costs related to new grants issued during 2022 and 2023 and hiring of new employees, mostly in dedicated services, business intelligence and procurement. We anticipate that our compensation and employee benefits expenses will continue to increase on a year-over-year basis as we continue to invest in the expansion of our sales force to attract new users, in operations staff to support our Shipper and Carrier clients, and in IT and product development to continue to innovate and enhance our suite of solutions and services, albeit at a lesser rate than our expected increase in revenues. Total employees at December 31, 2023 and 2022 were 78 and 88, respectively. The reduction in the number of employees in 2023 took place towards the end of the year as a result of personnel changes management made, mostly on the sales team, and normal employee turnover. By March 2024, the Company had 93 employees globally.

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

General and Administrative

General and administrative expenses were $3,163 for the year ended December 31, 2023 compared to $3,561 for the year ended December 31, 2022, which was a decrease of $398 or 11.2%, primarily due to lower outside legal counsel and public company costs.

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

Sales and Marketing

Sales and marketing expenses were $80 for the year ended December 31, 2023 compared to $557 for the year ended December 31, 2022, which was a decrease of $477 or 85.6%. The decrease in marketing expenses in 2023 was almost entirely due to a strategic alliance during 2022 with a US-based counterparty that was working with us to originate and manage US domestic business and that was paid for with the issuance of ordinary shares in 2022. We continue to use direct and online advertising and social media platforms for promotion and attracting new Shippers and Carriers to our Platform. We expect these costs increase support growth of our business across our three primary brands and potential new offerings.

Sales and marketing expenses were $557 for the year ended December 31, 2022 compared to $92 for the year ended December 31, 2021, which was an increase of $465 or a 505% increase. The increase in marketing expenses in 2022 was almost entirely due in large part to a strategic alliance with a US-based counterparty that worked with us to originate and manage US domestic business and that was paid for with the issuance of ordinary shares.

Depreciation and Amortization

Depreciation and amortization expenses represent the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to Fr8App’s fixed assets. This expense increased to $405 for the year ended December 31, 2023, from $243 for the year ended December 31, 2022, an increase of $162 or 66.7% on a year-over-year basis, due to the completion of the application development stage of Fr8Tech platform which resulted in an increase of capitalized software amortization.

Depreciation and amortization expenses decreased to $243 for the year ended December 31, 2022, from $302 for the year ended December 31, 2021, a decrease of $59 or 19.5% on a year-over-year basis consistent with the levels of investment in Fr8App’s software and fixed assets as these decreased by nearly 22.7% on a year-over-year basis during 2022.

Other income and expenses

Interest expenses for the year ended December 31, 2023 decreased to $808 from $907 for the year ended December 31, 2022 due to a debt discount amortization for the year ended December 31, 2022, which was higher than interest expenses incurred in 2023 related to the convertible note that was issued in 2023.

During the year ended December 31, 2023, other income and expense also included expensing the fair value of warrants issued as an inducement for convertible note conversion and as an additional consideration for an increase in convertible note funding, in the total amount of $499 and a gain of $345 from a change in fair value of convertible note. During the year ended December 31, 2022, other income and expense included a $128 loss from the change in fair value of warrant liabilities. The convertible note issued during 2023 and warrants and related accounting treatment are more fully described in Notes 11 and 15, respectively, of our consolidated financial statements.

Interest expenses for the year ended December 31, 2022 decreased to $907 from $1,136 for the year ended December 31, 2021 due to the conversion of the notes payables at the Merger in February 2022, partially offset by interest expenses related to the increase in the short-term borrowing facility.

During the year ended December 31, 2022, other income and expense included a $128 loss from change in fair value of warrant liabilities.

Net Loss

Fr8Tech’s net loss for the year ended December 31, 2023 increased to $9,328 from $8,187 for the year ended December 31, 2022 or by $1,141 or 13.94% on a year-over-year basis, as a result of the items described above.

Fr8Tech’s net loss for the year ended December 31, 2022 decreased to $8,187 from $8,200 for the year ended December 31, 2021 or by $13 or 0.2% on a year-over-year basis, as a result of the items described above.

B.	Liquidity and Financial Position

Fr8Tech has historically met its cash needs through a combination of cash flows from operating activities, term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity. Fr8Tech’s cash requirements are generally for operating activities and debt repayments. Fr8Tech funded its early operations with a combination of debt and equity and we continue to work to position the Company to operate on a go-forward basis with a minimal amount of long-term debt and other borrowings. On January 3, 2023, Fr8Tech closed on a $6.6 million convertible note facility with a private investor, which was increased to $9.9 million in April 2023. The convertible note was mostly converted to equity during 2023. As of December 31, 2023 the fair value of remaining balance of the convertible debt was $242. We continue to incur short-term debt over the near-term that is collateralized by our accounts receivable. We expect to maintain our short-term debt facility of $5 million with a third party to continue to support ongoing operations. To further support investment in growth opportunities and ongoing operating, on March 11, 2024, the Company entered into a $750 1-year term note purchase agreement with Freight Opportunities, LLC bearing an 8% annual interest rate.

Our combined accounts receivable and unbilled receivable balance of $6,322 at December 31, 2023 declined by 8% on a year-over-year comparative basis, which was primarily due to lower unbilled receivables at year-end. Fr8Tech’s accounts payable, short-term borrowings and accrued expenses increased 5.9% on a year-over-year comparative basis, due mostly to interest accrued on the convertible note. At December 31, 2023, Fr8Tech has an accumulated net capital surplus of $2,627, $242 of long-term debt, and net working capital of $1,957.

In March 2019, we secured a revolving line of credit that is used to assist with managing our working capital needs. The maximum principal amount that may be drawn under the line of credit was increased since then to $5 million. The initial maturity date on this facility was March 7, 2020 and it has since been extended by mutual written consent of the lender and Fr8Tech to a maturity date of January 31, 2025. We plan to extend this facility on similar terms prior to its maturity. As of December 31, 2023 and 2022 the amount drawn under this facility was $2,820 and $3,347, respectively.

As shown in the accompanying consolidated financial statements as of December 31, 2023, we had an accumulated deficit of approximately $39.3 million, short-term debt of $2.8 million, unrestricted cash of approximately $1.6 million and a working capital of approximately $2.0 million. In addition, for the years ended December 31, 2023 and 2022, we reported operating losses and negative cash flows from operations.

We have spent most of our cash resources on funding our operating activities. Through December 31, 2023, we have financed our operations primarily with the proceeds from the sale and issuance of our ordinary and preferred shares as well as convertible promissory notes and debt.

The Company has facilities in place, including for future debt and securities placements with established investors with maturity dates beyond twelve months from the date these consolidated financial statements are available to be issued. However, since those facilities have conditions precedent for future fundings, and even though in some cases the capital providers of these facilities have been waived these same conditions in prior fundings, given that the funding is not unconditional, there can be no assurance that such financing would be available to us on favorable terms or at all.

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

Cash flows ($’000’s)

Comparison of the Years ended December 31, 2023, December 31, 2022, and December 31, 2021

The following table summarizes our sources and uses of cash for the years ended December 31, 2023, December 31, 2022, and December 31, 2021:

(All amounts in $’000s)	2023	2022	2021
Net cash used in operating activities	(5,791)	(8,470)	(5,930)
Net cash used in investing activities	(363)	(381)	(470)
Net cash provided by financing activities	6,801	6,572	6,833
Net effect of exchange rates on cash	(100)	(37)	(47)
Net increase (decrease) in cash and cash equivalents	547	(2,316)	386

Cash flows used in Operating Activities

Net cash used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by operating activities to be our primary use of funds for the foreseeable future as the Company continues to fund its growing operations

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

For the year ended December 31, 2023, net cash used in operating activities was $5,791 which consisted of a net loss of $9,328, adjusted for non-cash charges of $1,791 and net changes in our net operating assets and liabilities amounting to $1,746. The non-cash charges primarily consisted of share-based compensation costs of $1,154, interest accruals on convertible notes of $449, depreciation and amortization of $405, conversion inducement expense of $129, partially offset by a change in fair value of convertible note of $345. The change in our net operating assets and liabilities was primarily due to net decreases in accounts receivable and unbilled receivables of $1,115, prepaid assets and deposits of $300, and accounts payable of $182, partially offset by an increase of accrued expenses and income tax payable of $512. The changes in our accounts payable and accounts receivable balances are primarily the result of the overall decrease in business activities relative to the prior year.

For the year ended December 31, 2022, net cash used in operating activities was $8,470. The $8,470 of net cash used in operating activities consisted of a net loss of $8,187 adjusted for non-cash charges of $2,399 offset by net changes in our net operating assets and liabilities amounting to $2,681. The non-cash charges primarily consisted of share-based compensation costs of $1,004, amortization of costs and interest accruals on convertible notes of $540, $243 of depreciation and amortization, $483 for payment of professional services in exchange for stock and change in fair value of warrant liability of $128. The cash required to fund the change in our net operating assets and liabilities was primarily due to increases in accounts receivable of $2,603 and prepaid assets of $684, offset by a net increase in accounts payable, security deposit and accrued expenses of $605. The changes in our accounts payable and accounts receivable balances are a result of the Company’s overall increase in business activities relative to earlier periods.

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

Cash flows used in Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was $363. The cash flow used was driven mostly by purchase of property and equipment.

For the year ended December 31, 2022, net cash used in investing activities was $381. The cash flow used was driven mostly by software development costs capitalized.

For the year ended December 31, 2021, net cash used in investing activities was $470. The cash flow used was driven by mostly by capitalized software development costs.

Cash flows provided by Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $6,801. The cash flow provided was driven primarily by net proceeds from the issuance of convertible note of $7,675, partially offset by a net repayment on borrowing facilities for $527, and repayment of insurance financing for $347.

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

Fr8Tech’s principal assets consist of its software, which it invests in on a monthly basis through development work by employees and externally contracted parties. Fr8Tech invested approximately $0.34 million, $0.4 million and $0.5 million in software during the years ended December 31, 2023, 2022 and 2021, respectively. Fr8Tech expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

The second generation of Fr8Tech products were brought to market during the second quarter of 2020 and consisted of: 1) the online Portal and Mobile App; 2) the TMS; and, 3) Fr8App’s Platform supplemented with freight brokerage support and customer service. The latest generation consists of improvements and refinements to the Fr8App Platform, the offering of capacity through Fr8Fleet and the Fr8Now brand that is servicing the LTL market in Mexico.

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

Fr8Tech believes the growing interest in digital freight matching platforms shows that traditional 3PL providers recognize the sweeping technological shifts in the industry. We are offering solutions that significantly improve end-to-end freight procurement transactions to market participants. During the last three years, the industry experienced significant swings in supply, demand and costs due to distortions in both domestic and global markets resulting from the global pandemic caused by the virus known as COVID-19 and its follow-on effects. This substantial supply chain volatility has led large and small freight brokers to, among other tactics, pivot toward more abundant and secure sources of freight capacity available in a digital marketplace and facilitated by software portals and platforms. Fr8Tech believes supply chain management will continue to evolve into increasingly digital forms and interactive marketplace platforms. As it does, Fr8Tech believes digital brokers, will play an increasingly integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for shippers.

In the short-term, Fr8Tech believes the COVID-19 pandemic has changed the current nature of global commerce and shipping. Cross-border travel and trade restrictions were put into effect and could return, even though economies and trade have fully reopened around the globe. Trucking capacity is not steadily available across borders. Contract carriers can still only go to certain pre-specified locations and companies continue to need to determine where specific available freight capacity is and how much it costs. The near-shoring phenomenon continues to point towards more freight crossing over the U.S. border with Mexico and a lesser extent, Canada. Fr8Tech believes that these conditions are creating a market opportunity for digital brokers to facilitate and improve the connections necessary that enable cross-border commerce

According to the 34th Annual State of Logistics Report authored by Kearney, the U.S. domestic truck freight transportation market was estimated at $896 billion in 2022. Per Mordor Intelligence, the Mexican domestic freight market was estimated at approximately $43.1 billion, and the North American cross-border freight transportation market is estimated at $236 billion and expected to exceed $308 billion by 2030. Additionally, Mexico’s overall trade with the U.S. is estimated to grow at an CAGR of approximately 2.7% between 2021 and 2025. Fr8Tech expects the market to continue growing at rates at least equal to historic rates and likely higher than that rate given the recent near-shoring phenomenon.

A primary contributor to the growth in the North American cross-border freight transportation markets has been the increased level of trade between the U.S., Mexico and Canada. Effective July 1, 2020, the three countries signed a new free trade deal called the United States, Mexico, Canada Agreement (“USMCA”), replacing the North American Free Trade Agreement (“NAFTA”), which was enacted on January 1, 1994. As of 2019, Mexico became the U.S.’s largest single trading partner, surpassing China. According to the United Nations, Mexico exported an extra $3.5 billion of goods into the U.S., in the first half of 2019, since the summer of 2018 when the trade war between the U.S. and China began. Fr8App believes the replacement of NAFTA with the USMCA creates a stable environment attractive to multi-national companies considering Mexico as a market from which to export to both the United States and Canada.

In early 2020, U.S. President Donald Trump used trade policy in a manner that displaced global supply chains across industries and around the world. Mexico has become a preferred destination for U.S. and multinational companies to location to diversify their sources of supply and production away from the geopolitical risks associated with the ongoing U.S.-China trade tension. The approval of the USMCA in combination with new perspectives as related to national security implications of foreign-based supply chains may bring about changes in Mexico’s freight market, in terms of globalization or regionalization and logistics integration, as well as, the role of 3PL operators. Fr8Tech believes the recent supply chain volatility is driving an increase in demand for large and small freight brokers to secure more abundant freight capacity, in real-time, which is readily available on Fr8Tech’s freight-matching platform and facilitated by its Fr8App Platform solution and Fr8Radar. Fr8Tech believes that the supply chain volatility was aggravated by a shortage of drivers thereby creating further demand for a more comprehensive approach to logistics management to meet supply chain requirements while minimizing increases in the related freight costs. Fr8Tech acts as an intermediary between the total system’s freight requirements and the related freight demand in a more efficient manner than if various of the parties requiring freight contracted these services on their own or managed their own proprietary fleets. Fr8Tech believes that its ability to secure available freight capacity, using the Fr8App Platform solution, amongst available truck drivers offers customers an organized, efficient solution to transporting goods domestically and internationally in favorable or unfavorable market environments. Additionally, Fr8Tech believes it is well positioned to benefit from the increasing trade across both the U.S.-Mexico and the U.S.-Canada borders caused by supply chain volatility and magnified by the COVID-19 pandemic as well as the increasing needs for reliable freight service within the country of Mexico.

Traditional 3PLs rely on a network of offices staffed with individuals tasked with communicating with colleagues, customers and transportation companies to identify and secure freight services that meet their customers’ specific needs. The process is manual, inefficient, and lacks transparency. Cross-border transportation challenges can include tracking, visibility, trans-loading and potentially multiple hand-offs, multiple languages, international customs and regulatory inefficiencies. The ability to access real-time freight capacity and locate the right truck at the right time becomes critical to securing a reliable shipment service. Fr8App believes market conditions have created an increased demand for digital freight brokers who can help ease capacity constraints, open up new shipping lanes, and provide a benchmarking tool for both Shippers and Carriers. We also believe that there are few, if any other competitors that offer additional value-added features to their products such as our Fr8Radar.

Important factors of the trucking industry:

According to American Trucking Association several notable factors are influencing the outlook for the U.S. trucking industry:

●	Preferred method of transportation – $941B in gross revenues from US trucking, representing more than 80% of the nation’s freight bill in 2022.
●	Backbone of cross-border transport – trucks moved more than 83% of the value of surface trade between the U.S. and Mexico, and 62% between the U.S. and Canada.
●	Total freight carried – total freight tonnage is expected to increase 28% from 15.1B tons to 19.3B tons from 2021 to 2032. Trucks carried 11.5B tons, or 73% of the total, in 2022.
●	Small business industry – there are more than 750,000 active motor carriers; 95.8% operate ten or fewer trucks; 99.7% operate 100 or fewer.
●	Grocery store dependence – grocery stores are highly dependent on truck drivers to deliver goods to multiple locations. Most grocery stores would run out of transportation options within three days if truck drivers halted grocery deliveries.
●	Truck driver shortage – there were more than 3.5 million professional truck drivers in the US in 2022, but driver shortages persisted. It is estimated that the trucking industry will need to hire at least 1.2 million additional drivers by 2030 to meet the growing demand.
●	Miles per year – on average, a truck driver logged in more than 100,000 miles over the past year.

Market Opportunity

According to Mordor Intelligence, the Mexican LTL market grew at a CAGR of 44.3% from 2016-2021, making it one of the fastest growing logistics segments in North America. That market is expected to register a compound annual growth rate of 5.4% between 2024 and 2030. And according to the same source, the US and Canadian 3PL markets are expected to grow at a 3.4% and 4.4% compound annual growth rate, respectively, over the same time period. According to ECDB, the e-commerce market within Mexico is expected to grow at compounded annual growth rate of more than 20% from 2024 to 2028. Fr8Tech believes this commercial freight market growth is driven by growing domestic economies and increasing trade flows, which are not only from one region to another, but are more decentralized and fragmented due to the growth of large on-line retailers such as Amazon and MercadoLibre.

Fr8Tech believes these factors are expected to intensify the complexity of logistics activities in the coming years in what has been a relatively fragmented Mexican transportation market on a historical basis. Fr8Tech believes the U.S. and Canadian markets remain relatively fragmented as well though they have each seen major logistics companies enter the industry over the past decade. Fr8Tech believes the evolution of supply chains is also susceptible to changes in consumer habits, driven further by e-commerce and international health issues, such as the COVID-19 pandemic. Rising consumer expectations have had an observable effect throughout the supply chain, driving the need for greater efficiency and speed. Technology in warehouses, onboard trucks, and on smartphones has led to automating critical processes, improving visibility into the shipment lifecycle, and enabling faster decisions. In addition to profitability, sustainability and reliability has likely become a consideration of every Shipper’s bottom line. Fr8Tech believes that an ability to respond to increasing market volatility in real-time, is a valuable asset contributing to a Shipper’s business success. Fr8Tech believes this consideration is further exacerbated by qualified driver shortages in the U.S. and Canada. Fr8Tech believes the TMS market to be in a development stage similar to the consumer transportation industry, or “taxicabs”, prior to the introduction of wider reaching platforms like Uber, Lyft and Cabify. Fr8Tech continues to invest in improving its TMS technology and expects these investments to help improve its Platform as well as the range of services Fr8Tech offers and will offer in the future to its Shippers and Carriers.

Fr8Tech believes the Mexican commercial freight market is also ripe for technological disruption as adoption of technology in this industry segment has lagged several others in the commercial transportation space. Fr8Tech believes there are significant complexities within the Mexican freight transportation market that give Fr8Tech a competitive advantage. As an example, there are standard ways in which a new carrier is evaluated as a potential business counterparty in the U.S, including industry databases, government registries and electronic tools for investigating a potential business supplier. However, there are no established vetting processes to navigate the commercial freight transportation market in Mexico. Fr8Tech continues to gain a deep understanding of these unique circumstances within the Mexican transportation industry, giving us a competitive advantage over future market entrants. Fr8Tech intends to leverage this competitive advantage into opportunistically selected routes carrying traffic throughout Mexico and into the U.S. and Canada.

Fr8Tech’s operations center in Mexico is located in Monterrey, which has a longstanding history as a transportation hub within the domestic and cross border Mexican freight transportation market. Fr8Tech plans to leverage its presence in Monterrey to become a leader in international freight to and from Mexico, and into and across the U.S. and Canada.

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

The vetting process for Carriers includes the following:

●	A due diligence review is performed to ensure that carriers are following regulatory compliance, whether they are a line or base haul carrier, which routes they operate, truck types, cargo they are eligible to transport, reliability and availability. Depending on location, the document set-up requirements are as follows:

○	Mexico: Articles Incorporation charter, tax registration number, Servicio de Administración Tributaria (“SAT” is the Mexican equivalent to the IRS in US) legal opinion, legal representative power of attorney, legal representative ID, Standard Carrier Alpha Code (“SCAC”), banking information, insurance policy, ACH format, security questionnaire, verified mobile phone,

○	US and Canada: W-9 form for US, TD1 for Canada, MC Certification (Insurance certificate), ACH Form

○	Once approved, Shippers can request bids for a certain service or Carriers can provide bids on Shipper requests. Fr8App’s Platform matches up Shippers and Carriers and assigns a driver and truck to the job. The driver picks up the supplies while the Platform tracks the progress of the trip, in real time. The driver delivers the shipment, uploads documentary evidence of the delivery (“POD”) and is paid.

Fr8App’s Platform can automatically and instantaneously match Shippers with Carriers within the Fr8App network. Carriers are sent push notifications through the Platform every time a load or job request is entered by a Shipper that matches the criteria Carriers are looking for on a given shipment and lane.

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

Fr8Now

Fr8Now is our solution for Shipper-Carrier freight matching servicing the LTL business. Fr8Now was developed to be a trusted LTL shipping partner for businesses of all sizes with a focus on businesses within the domestic Mexican market. Our innovative technology provides an easy booking process, flexible options, and affordable pricing that are designed to make us the go-to choice for LTL shipping needs in Mexico. We believe we are one of the first entrants in this particular market segment in Mexico. Fr8Now started its first operations in the first quarter of 2023.

Fr8Tech’s Customers

Fr8Tech’s customers consist of Shippers and Carriers across North America. A Shipper will use Fr8Tech to request bids on a shipment or a series of shipments of certain characteristics and a Carrier will agree to the terms set forth on its Platform. Carriers have the option to carry out deliveries prior to receiving payment from Fr8App, and Shippers may start shipments before submitting their payment to Fr8Tech. Fr8Tech mitigates payment risks by pre-screening and approving all Shippers and Carriers prior to approving either party. Fr8Tech believes that Shippers value the features and benefits from its Platform by working with trusted Carriers that help alleviate driver shortages. Shippers also benefit from the cost transparency available on Fr8Tech’s Platform, as there are no hidden fees. Shippers can count on the safety and reliability of the Platform as Fr8Tech tracks cross border shipments. Lastly, Shippers can benefit by managing their logistics needs in one control center on Fr8Tech’s Platform.

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

Our Growth Strategy

Fr8Tech intends to establish Fr8App as the top brand for digital freight marketplace in the Mexican domestic, U.S-Mexico and Mexico-U.S. cross-border markets. Fr8Tech intends to leverage Fr8App’s position within these markets to opportunistically expand its footprint across select routes in the U.S. and into Canada. Fr8Tech plans to expand its Fr8Fleet offering in Mexico and leverage its presence in that market to expand its customer base and market penetration with highly targeted Fr8fellt and LTL solutions. Fr8Tech’s growth strategy consists of the following:

Focus on Core Markets: Fr8Tech plans to expand its Shipper base and increase its Carrier ecosystem operating under the Fr8App brand throughout all three countries, with a continued focus on the Mexico-U.S. cross-border market, a select portion of the U.S. domestic market and a select segment of the Mexican domestic market. Ongoing investments in its Platform, internal sales tools, and targeted hiring in sales, operations and software development, Fr8Tech stands to benefit from well-trained labor force, mostly in Mexico, to manage its ongoing daily operations throughout North America. Using targeted marketing campaigns and sales outreach, Fr8Tech intends to reinforce the benefits of using its Platform and increase adoption among existing Shippers and Carriers, including those interested in our LTL offerings. With the use of business analytics and management solutions, the Company will continue to actively manage margins at the account level, minimize additional overhead expenses, and thus take advantage of the inherent operating leverage providing by the Fr8App Platform. By leveraging its customer base and long-standing industry relationships and building off existing Shipper feedback and experiences, Fr8Tech believes it will be able to add new accounts to its portfolio across the domestic trucking industry in Mexico, U.S.-Mexico cross-border trades and opportunistically select routes within the U.S. and the U.S.-Canada cross-border commercial freight transportation market. Lastly, by leveraging its infrastructure and network in the FTL business, Fr8Tech believes it will be uniquely suited to launch a selectively targeted LTL offering within select markets in Mexico through Fr8Now.

Investing in Customers, Carriers and Employees to Drive Organic Growth: Fr8Tech plans to continue to incorporate customer feedback and their user experiences to solve their biggest pain points across the logistics landscape. Dedicated API data exchanges, customized features, evolved dashboard reporting, and unique predictive analytics are just some of the ongoing investments into customer relationships. We will continue to build trust among all Carriers across our three brands by managing our Shipper base and FTL and LTL demands to provide a high level of fulfilment, and effective management of loads. We will monitor service levels across its Platform with on-time pick-up and delivery metrics. That same technology is used to manage Fr8Fleet and Fr8Now.

To deliver high performance and maximize value to our Shipper and Carrier customers, we plan to continue to invest in, train and enable in our sales and operations teams to provide real-time response to high-volume primary and spot load activity, as necessary, and to provide best-in-class sales service and carrier support. Fr8Tech will continue developing well-trained bilingual sales force and operations team through our “Fr8App University” Program.

Investing in Technology to Expand Capabilities and Extend Reach: Fr8Tech will continue to invest in its technology to improve and differentiate its Platform, as well as, expand its TMS offerings for Shippers. Fr8Tech plans on integrating more of its business customers through customized API’s and launching a fleet management system for Carriers. Within the geographies that Fr8Tech serves, Fr8App is also naturally suited for providing similar market participant matching solutions in other logistics markets, including maritime and trans-ocean freight, air freight, rail and inter-modal transportation. It can also be leveraged to provide similar automated matching capabilities to adjacent markets, such as last mile transportation, long-term storage and warehousing. Through thoughtful market analysis, strategic industry relationships and partnerships, and considerate planning, Fr8Tech will explore broadening its addressable market by either developing in-house solutions or partnering with other service providers to pursue attractive opportunities within such markets when possible.

Automation

●	Go Digital: Fr8Tech believes that by providing more sophisticated automation to the relatively untapped digital commercial freight market in Mexico, and expanding upon initial efforts in the U.S. and Canada, it will strengthen its position within the domestic transportation segments in Mexico and the U.S. and grow its revenue stream. By leveraging existing relationships with Shippers, Fr8Tech will train Carriers utilizing the Fr8App Platform to improve operations and gain more transportation loads. Fr8Tech would like Shippers and Carriers to work toward making its Fr8App Platform totally “self-serve” where Carriers and Shippers gain access to the Platform without human intervention. Its goal is to automate sales and operations functionality throughout the process while providing real-time visibility for all parties: Shippers, Carriers and Fr8Tech. Fr8Tech further believes that its Fr8Radar is a tremendous value-add for both Shippers and Carriers in the country of Mexico, where there has been limited adoption of this key security and logistics planning tool.

●	Be Digital: Fr8Tech intends to continue refining and automating its operational flow and maximize efficiencies while thoughtfully growing its brokerage division. Fr8Tech is investing in adding development efforts to expand its technology team and to work towards building out more internal tools to maximize efficiency in its brokerage division such as real-time pricing tools by coupling historical lane data analytics with API integration as well as other unique internal data sets. Fr8Tech launched new tools to facilitate the onboarding of Carriers and Shippers in 2023.

Balancing Contractual and Spot Business, Domestic and Cross-Border

Primary markets are those with established regular routes that are contracted for over a period of time. Spot markets are negotiated at a specific point in time and, usually in response to a short-term need that was not originally planned by a Shipper or Carrier. Fr8Tech understands the importance of balancing its efforts and business between primary and spot markets. As Fr8Tech advances in serving the Mexican domestic and U.S.-Mexico cross-border market opportunities, it will leverage spot opportunities presented by regional or global situations or events, such as high market volatility resulting from conflicts, social or economic disruptions (like a pandemic), escalations in trade tensions or disputes, or other circumstances that generate short-term imbalances in the supply and demand for ground transportation freight services in the markets we serve. We are also mindful that longer term economic trends, such as shifts in consumer preferences or supply chain near-shoring and other macroeconomic factors can also create a shortage of supply and surplus in demand on either side of the equation. With periods of market stability, Fr8Tech will increasingly try to target higher volume, long-term contractual business directly from Shippers through its Fr8App brand, local traffic in Mexico through Fr8Fleet and Fr8Now.

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

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, unbilled receivables, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2023, 2022, and 2021, respectively, principally due to the short-term nature, maturities, or nature of interest rates of the above listed items.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the net invoiced amount, net of allowances for credit losses, and do not bear interest. Unbilled receivables, which are reflected separately on the accompanying consolidated balance sheets, include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month, are recorded separately on the consolidated balance sheets. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. In accordance with Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, the Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. The Company determines expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, and our expectations of changes in macro-economic conditions, that may impact the collectability of outstanding receivables. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022 the allowance for credit losses was $282,058 and $171,009, respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the years ended December 31, 2023, 2022, and 2021.

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value are recognized as a component of change in fair value of warrant liability in the consolidated statements of operations.

The fair value of the warrant liabilities is estimated using a Black-Scholes option pricing formula. The warrant volatility assumption within the Black-Scholes model represents a Level 3 measurement within the fair value measurement hierarchy. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

The proceeds received from the sale of equity classified warrants and convertible note in a bundled transaction are allocated based on the relative fair values of warrants and convertible notes with no changes in fair value of warrants recognized after the issuance date and were recorded at the issuance date using a relative fair value allocation method. Equity classified warrants, which are issued as an inducement to the holder of convertible note to covert the note, are recognized as an expense equal to the fair value of the warrant in accordance with ASC 470-20, Debt with Conversion and Other Options.

When equity classified warrants are issued to the convertible note holder as an additional consideration for the holder to provide additional funding under the existing convertible note agreement, the additional funding is allocated based on the residual fair value allocation method in which the fair value of the additional funding is first allocated to the convertible note and the remaining proceeds are allocated to the equity classified warrant.

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

Revenue Recognition

The Company’s revenues are accounted for under FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services or dedicated capacity to shippers through the Company’s freight marketplace.

Freight Transportation Brokerage Services

The Company’s freight transportation brokerage services include Fr8App Full Truckload (“FTL”), providing a single customer the use of an entire truckload, and Fr8Now Less Than Truckload (“LTL), providing multiple customers the use of a partial truckload in each truck. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s single performance obligations, arising under contracts the Company has entered into with customers that define the price for performance obligation and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when performance obligations are satisfied, which generally represents the transit period from origin to destination by a third-party carrier which can vary based on origin and destination, or the capacity used. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the output method based on shipping milestones. Measure of revenue in-transit requires the application of judgment. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

Dedicated Capacity Services

The Company provides customers with dedicated shipment capacity for a specific period of time under Fr8Fleet. The current arrangements under Fr8Fleet include an obligation to provide weekly shipping capacity. The Company’s performance obligation in this arrangement is to provide the shipping capacity and the transaction price is fixed. Under such contracts, revenue is recognized when performance obligations are satisfied, which generally represents when trucks are provided to the shipper over the term of the agreement. The Company utilizes the output method for revenue recognition based on direct measurements of the value transferred to the customer, which is the number of trucks provided to the customer per day. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services.

Payment for the Company’s services is generally due within 30 to 45 days upon delivery of the shipment. Contracts entered into with customers do not contain material financing components.

The Company’s contracts with customers typically have a duration of one year or less and do not require any significant start-up costs, and as such, costs incurred to obtain contracts associated with these contracts are expensed as incurred.

Through the Company’s freight brokerage services and dedicated capacity, the Company is responsible for identifying and directing independent freight carriers to transport the shipper’s goods. The transportation of the loads is outsourced to third-party carriers. The Company is a principal in these arrangements, and therefore records revenue associated with these contracts on a gross basis. The Company controls the service and has primary responsibility to meet the customer’s requirements. The Company invoices and collects from its customers, maintains discretion over pricing, and is responsible for resolving customer claims. Additionally, the Company is responsible for selection of third-party transportation providers to the extent used to satisfy customer freight requirements.

At times, billing occurs subsequent to revenue recognition, resulting in an unbilled receivable which represents a contract asset. This contract asset is recorded as an unbilled receivable and presented on the consolidated balance sheets. The Company receives the unconditional right to bill when shipments are delivered to their destination.

Convertible Debt

The Company elected the fair value option (“FVO”) of accounting under ASC 825-10, Financial Instruments (“ASC 825”), to record its convertible note issued in 2023 at fair value at issuance and subsequently remeasures to fair value each reporting period. The primary reason for electing the fair value option was for simplification and cost-benefit considerations of accounting for the convertible notes at fair value versus bifurcation of the embedded derivatives. The convertible note accounted for under the FVO represents a financial instrument containing embedded features which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC 815. The Company has elected to present interest expenses separately from changes in fair value and therefore interest associated with the convertible note is presented as interest expense in the consolidated statement of operations. All costs associated with the issuance of the convertible note accounted for using the FVO were expensed upon issuance. The fair value of the convertible note is determined using a binomial lattice model and classified as Level 3 in the fair value hierarchy.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting.” The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. The amendments are elective and are effective upon issuance. In December 2022, the FASB issued ASU 2022-06, “Reference rate reform (Topic 848): Deferral of the sunset date of Topic 848” which defers the expiration date for Topic 848 from December 31, 2022 until December 31, 2024. The Company is currently evaluating the potential impact of adopting this new accounting guidance, but does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

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

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to reportable Segment Disclosures (ASU 2023-07),” which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and by extending the disclosure requirements to entities with a single reportable segment. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the potential impact of adopting this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued “ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” The amendments require (i) enhanced disclosures in connection with an entity’s effective tax rate reconciliation and (ii) income taxes paid disaggregated by jurisdiction. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The amendments are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this accounting standard update on its consolidated financial statements and disclosures.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Javier Selgas	39	Chief Executive Officer and Director

Donald Quinby	49	Chief Financial Officer

Luisa Irene Lopez Reyes	52	Chief Operating Officer

Paul Freudenthaler	59	Secretary and Director

Nicholas H. Adler	48	Director

William Samuels	48	Director

Marc Urbach	51	Director

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

Donald Quinby, Chief Financial Officer. Donald Quinby joined Fr8Tech as Chief Financial Officer on January 19, 2024. Prior to joining the Company, Mr. Quinby held leading finance roles with several public companies. Since 2018, Mr. Quinby has been a Finance Director covering financial planning and analysis and investor relations at Nextracker Inc., a leader in utility scale solar tracker and software solutions. Prior to that, from 2016 to 2018, Mr. Quinby was a Finance Director for a smart-home residential solar business at Flex, preceded by being a Senior Manager of Financial Planning & Analysis for SunEdison’s Residential and Small Commercial solar business from 2015 to 2016. Mr. Quinby was a Senior Manager of Business Finance at Dolby Laboratories from 2009 to 2015. From 2004 to 2008, he was a Senior Manager, then director with KPMG, LLP’s Transaction Services, providing Mergers and Acquisitions advisory services on numerous deals for private equity and corporate clients. Mr. Quinby received an MBA from the University of California at Davis and a BA from Colby College. He has been a Chartered Financial Analyst charterholder since 2007.

Paul Freudenthaler, Secretary, joined Fr8Tech in September 2020. Prior to joining Fr8Tech, Paul served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. From November 2016 to August 2020, Paul was the chief financial officer of Ascentium Capital, the largest independent small business lender in the U.S. Paul drove the growth and successful sale of Ascentium Capital from private equity investors to one of the largest banks in the United States. Paul was the chief financial officer for Old Mutual in Latin America from June 2012 to July 2015, Macquarie in Mexico City from June 2009 to May 2012 and Irwin Union Bank in the United States from August 2005 to August 2008. Paul’s experience includes successful public offerings and a number of acquisitions totaling well over $1 billion in both Mexico and the United States. Paul was born in Canada and grew up in Mexico City, before spending the following 30 years splitting his time among Mexico, the U.S. and Canada. Paul earned his MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada. Paul Freudenthaler resigned as Fr8Tech’s Chief Financial Officer on January 19, 2024, after which he continued serving as Secretary and began serving as Director.

Luisa Irene Lopez Reyes, Chief Operating Officer, joined Fr8App in August 2021. From December 2017 to July 2021, Luisa had the responsibility to start Landstar operations in Mexico and to develop business for domestic and cross border divisions. During October 2015 to November 2017 Luisa served as an Operations Director for School and Personnel Transportation Division for GRUPO TRAXION. Prior to running transportation business, Luisa has performed as an Operation Head in different transnational companies: Editorial Televisa 2015-2017, Danone Water Division 2014, PriceShoes 2009-2013, ConAgra Foods 2006-2009, Nestlé 2000-2006. During her professional career Luisa has received awards as the best logistics provider from WM and DHL trough innovation and IT platforms implementation achieving efficiencies in logistics processes. Luisa has a Business Coaching Master, Supply Chain Management Certification and a Bachelor’s Degree in PR.

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

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Diversity Matrix of Board of Directors

The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the Nasdaq Listing Rules:

Board Diversity Matrix as at the date of this Annual Report

Country of Principal Executive Offices:	USA
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation.

Executive Compensation

The following table sets forth the amount of compensation, including stock-based compensation, that was paid, earned and/or accrued during the fiscal years ended December 31, 2023 and 2022, to each of our officers and directors above.

Name	2023 Compensation ($)	2022 Compensation ($)
Directors and Officers
Nick Adler[1,2]	$64,419	$60,000
William Samuels[1,2]	$64,419	$65,000
Marc Urbach[1,2]	$64,419	$50,000
Jerry Hutter[6]	$-	$10,000
Javier Selgas[1,3]	$542,374	$424,889
Paul Freudenthaler[1,3]	$542,374	$399,517
Mike Flinker[5]	$-	$225,170
Luisa Lopez[1,4]	$241,184	$175,567
Total	$1,519,189	$1,410,143

1.	Messrs. Adler, Samuels, Urbach, and Selgas were appointed as directors to the board of directors, Mr. Freudenthaler as Secretary to the board of directors, Mr. Selgas to the position of Chief Executive Officer, Mr. Freudenthaler to the position of Chief Financial Officer and Mrs. Lopez to the position of Chief Operating Officer, effective as of February 14, 2022. Mr. Freudenthaler resigned as the Company’s Chief Financial Officer on January 19, 2024, after which he continued serving as Secretary and began serving as director. Mr. Quinby began serving as the Company’s Chief Financial Officer on January 19, 2024.

2.	Messrs. Adler, Samuel and Urbach each received a grant date fair value of $24,687 of stock based compensation during 2023.

3.	Messrs. Selgas and Freudenthaler each received a grant date fair value of $135,779 of stock based compensation during 2023.

4.	Mrs. Lopez received a grant date fair value $49,375 of stock based compensation during 2023.

5.	Mr. Mike Flinker was our President from September 2020 to December 1, 2022, at which time he tendered his resignation.

6.	Mr. Hutter was a member of our board of directors until his passing in late 2021.

C.	Board Practices.

Board of Directors

During 2023, our board of directors consisted of four directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Adler, Samuels and Urbach. Mr. Urbach is the chairman of our audit committee. We have determined that Messrs. Adler, Samuels and Urbach satisfy the “independence” requirements of NASDAQ Rule 5605 and Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Urbach qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

A copy of the nominating and corporate governance committee’s current charter is available at our corporate website at: https://www.fr8technologies.com/governance/

Duties of Directors

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

Employment Agreements and Indemnification Agreements

Fr8Tech’s current Chief Executive Officer joined Fr8Tech in March 2020 as its Chief Technology Officer, and became the Chief Executive Officer in September 2020. Our Chief Financial Officer joined Fr8Tech in January 2024. Fr8Tech’s Chief Operating Officer joined Fr8Tech in August 2021. Set forth below are compensation arrangements based on their current employment agreements with Fr8Tech. All employment agreements were continued under the same terms at the time of the Merger and all options and equity compensation items adjusted consistent with the exchange ratio related the Merger.

Under his Employment Agreement with Fr8Tech, Mr. Javier Selgas serves as Fr8Tech’s Chief Executive Officer, receives an annual base salary of $250,000 and is eligible for benefits and a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He received (i) an option grant for 8,884 ordinary shares of Fr8Tech at $4.336 per share, fully vested upon grant, and (ii) an option grant for 17,767 ordinary shares of Fr8Tech at an exercise price equivalent to the Applicable Per Share Merger Consideration upon the Closing of the Merger or $14.00 per share, vesting over four years starting in September 2021. In the event Mr. Selgas is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 5,330 ordinary shares of Fr8Tech at $13.87 per share, vesting over four years starting in December 2021, and 90,000 shares of Fr8Tech ordinary shares at $2.850 per share, vesting over four years starting in August 2022.

Under his Employment Agreement with Fr8Tech, Mr. Donald Quinby receive an annual base salary of $250,000, paid in periodic installments, subject to payroll deductions and other tax withholdings in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly. Mr. Quinby is eligible to receive a discretionary bonus based on performance as determined by our board of directors. Pursuant to his Employment Agreement with the Company, the Company will grant Mr. Quinby such number of options to purchase Company shares under its 2022 Stock Incentive Plan representing $220,000 in intrinsic value.

Under his Employment Agreement with Fr8Tech, Mr. Paul Freudenthaler served as Fr8Tech’s Chief Financial Officer, received an annual base salary of $250,000 and was eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. He received (i) an option grant for 4,441 ordinary shares of Fr8Tech at $4.336 per share, fully vested upon grant, and (ii) an option grant for 22,2090 ordinary shares of Fr8Tech at the Applicable Per Share Merger Consideration upon the Closing of the Merger or $14.00 per share, vesting over four years starting in September 2021. In the event Mr. Freudenthaler was terminated without cause or for good reason, he was entitled to receive continued payment of his base salary for six months immediately following the termination date. He was awarded an additional stock option grant for 5,330 ordinary shares of Fr8Tech at $13.87 per share, vesting over four years starting in December 2021, and 90,000 shares of Fr8Tech ordinary shares at $2.850 per share, vesting over four years starting in August 2022. On January 19, 2024, Mr. Freudenthaler resigned as Fr8Tech’s Chief Financial Officer, after which he continued serving as Secretary and began serving as a director. Mr. Freudenthaler’s Employment Agreement terminated upon his resignation. In connection with his appointment as director, Mr. Freudenthaler entered into a Board Services Agreement with the Company. Pursuant to such Board Services Agreement, the Company shall pay Mr. Freudenthaler a quarterly compensation of $4,000 for his services as Secretary.

Under her Employment Agreement with Fr8Tech, Ms. Luisa Irene Lopez Reyes serves as Fr8Tech’s and Freight App de Mexico’s Chief Operating Officer, receives an annual base salary of MXP$3,000,000 and is eligible to receive a discretionary bonus payable within the first 2-1/2 months after the end of the applicable fiscal year. She is entitled to receive (i) an option grant for 1,889 ordinary shares of Fr8Tech at $13.87 per share, fully vested upon grant, and (ii) an option grant for 9,445 ordinary shares of Fr8App at the Applicable Per Share Merger Consideration or $14.00 per share, vesting over four years starting on the one-year anniversary date of the Effective Date of the Merger. In the event that Ms. Reyes is terminated without cause or for good reason, she will be entitled to receive continued payment of her base salary for three months immediately following the termination date. She was awarded an additional share option grant for 30,000 ordinary shares of Fr8Tech at $2.85 per share, vesting over four years starting in August 2022.

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

We have entered into board services agreements and indemnification agreements with (i) each of our independent director appointees and (ii) our CEO and Secretary, who are non-independent members of the Company’s board of directors. These agreements set forth the services to be provided and compensation to be received by our independent directors and the indemnifications provided to them by the Company. Pursuant to these agreements, the directorship of our director appointees will last until the earlier of (i) the date on which the director resigns, or (ii) is removed in accordance with the Company’s governing documents and applicable law.

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

As of December 31, 2023, we had 78 employees, with 70 in Mexico, 8 in the US and the remainder elsewhere, working remotely. The following table sets forth the number of our employees by function as of the same date:

Functional Area	Number of Employees	% of Total
Senior management	4	5%
Human resources and administrative personnel	5	6%
Accounting and Finance staff	9	12%
Sales – Shipper and Carrier	28	36%
Marketing	1	1%
IT and Development staff	6	8%
Operations and Fr8Fleet	25	32%
Total	78	100%

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

The calculations in the table below are based on ordinary shares outstanding as of May 7, 2024. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner[1]	Number of Shares	% of Class*

Five Percent Holders

Freight Opportunities, LLC [2]
17 State Street, 2100, New York NY 10004	42,582,959	90.35%

Directors and Named Executive Officers 4 5:

Javier Selgas	10,337	0.02%
Donald Quinby	-	0%
Luisa Irene Lopez Reyes	3,201	** %
Paul Freudenthaler	10,300	0.02%
Nicholas H. Adler	345	** %
William Samuels	298	** %
Marc Urbach	298	** %
All Directors and Executive Officers as Group		0.05%

(1) For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of ordinary shares beneficially owned by such person or group and the number of ordinary shares underlying share options or warrants held by such person or group that are exercisable within 60 days after the date of this Report by the sum of (i) 4,845,993 being the number of shares outstanding as of May 7, 2024 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this Report.

(2) Freight Opportunities, LLC beneficially owns 401,660 ordinary shares, notes convertible to 487,164 ordinary shares, preferred shares convertible to 1,639,595 ordinary shares and warrants convertible into 40,054,540 ordinary shares under various terms and conditions.

Freight Opportunities LLC does not have the right to convert or exercise any portion of its holdings to ordinary shares if, to the extent that after giving effect to such conversion or exercise, it would beneficially own in excess of 4.99% of the ordinary shares outstanding immediately after giving effect to such conversion or exercise, provided, that if at any time after the date hereof, Freight Opportunities, LLC beneficially owns in excess of 4.99% of any class of shares in the Company that is registered under the Exchange Act, then the maximum percentage shall automatically increase to 9.99% so long as it owns in excess of 4.99% of such class of shares.

(4) Unless otherwise indicated, the address for those listed below is c/o Freight App, Inc., at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380.

(5) Each of the directors’ holdings represent a mixture of restricted stock and stock options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after the date of this report. Each of Messrs. Adler, Samuels and Urbach own 327, 298, and 298 ordinary shares, respectively. Mr. Adler also owns options convertible into 18 ordinary shares. Mr. Selgas and Mr. Freudenthaler each own 691 ordinary shares. The remainder of their holdings and Mrs. Lopez’s entire beneficial ownership represent options from the employee stock ownership plan convertible into ordinary shares that have vested within 60 days after the date of this report.

*Rounded to the nearest hundredth digit.

**Less than 0.01%.

Item 7.	Major Shareholders and Related Party Transaction

A.	Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related party transactions.

Transaction and balances from related parties:

The Company has provided freight services to a customer owned by a shareholder prior to the year ended December 31, 2022. The accounts receivable from this certain customer as of December 31, 2023 was $0. The revenue of these services for the year ended December 31, 2023, 2022 and 2021 was $0, $0 and $99,000, respectively.

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

Freight Technologies, Inc. is not a party to the above litigation. This lawsuit was filed by BGSA in January 2021 alleging breach of contract. The discovery phase of this litigation has concluded and a trial is scheduled to begin October 30, 2023 should the case not resolve beforehand. Fr8App denies all liability and is vigorously contesting the suit. Fr8App also filed counterclaims against BGSA in this litigation. On October 12, 2023, the parties reached a full and final settlement of this litigation pursuant to a Confidential Settlement Agreement, under which all pending claims and counterclaims were dismissed with prejudice. The terms of the settlement were not disclosed. Fr8App has no ongoing disputes with, and no further business relationships with, BGSA or its affiliates.

We are not currently a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations, and we are not aware of any threat of any of the above-mentioned proceedings. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising.

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

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

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

Our securities were transferred to the NASDAQ Capital Market at the opening of business on July 16, 2020. On May 26, 2022, we changed our name to “Freight Technologies, Inc.” and our trading symbol to “FRGT”.

The following table sets forth the annual high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market during the fiscal years 2023, 2022 and 2021. The prices are inter-dealer prices, without retail markup, markdown or commission and are adjusted for the February 2024 10:1 reverse split.

Period	High	Low

Fiscal Year ended December 31, 2021	$106.61	$49.12
Fiscal Year ended December 31, 2022	$65.53	$1.80
Fiscal Year ended December 31, 2023	$67.00	$2.52

The following table sets forth the high and low last trade prices of our common shares as reported by The NASDAQ Stock Market for each fiscal quarter of 2021, 2022 and 2023. The prices are inter-dealer prices, without retail markup, markdown or commission.

Period	High	Low

Fiscal Year 2021, quarter ended
March 31, 2021	$106.608	$64.317
June 30, 2021	$85.683	$49.119
September 30, 2021	$84.581	$51.322
December 31, 2021	$73.789	$53.084

Fiscal Year 2022, quarter ended
March 31, 2022	$65.529	$17.000
June 30, 2022	$26.300	$13.300
September 30, 2022	$24.800	$5.000
December 31, 2022	$6.390	$1.800

Fiscal Year 2023, quarter ended
March 31, 2023	$67.00	$13.42
June 30, 2023	$34.10	$6.53
September 30, 2023	$11.50	$2.81
December 31, 2023	$14.00	$2.52

The following table sets forth the monthly high and low last trade prices of our ordinary shares as reported by The NASDAQ Stock Market for each month during the six months preceding the date of this Report. The prices are inter-dealer prices, without retail markup, markdown or commission, and do not necessarily reflect actual transactions.

Period	High	Low
Month Ended:
April 30, 2024	$1.36	$0.75
March 31, 2024	$1.74	$1.17
February 28, 2024	$2.69	$1.52
January 31, 2024	$3.88	$2.40
December 31, 2023	$14.00	$2.57
November 30, 2023	$3.65	$2.59

*The Company effected a 2.2:1 reverse split of its ordinary shares on February 14, 2022 and a 10:1 reverse split on March 24, 2023. On February 5, 2024, the Company effected a 10:1 reverse split.

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

Our amended and restated memorandum and articles of association authorizes us to issue an unlimited number of shares of a single class each with a par value of $1.10

The following description of our share capital and our constitutional rules under our memorandum and articles of association is qualified in its entirety by reference to our amended and restated memorandum and articles of association, which have been filed as an exhibit.

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

Variation of the Rights of Shareholders. As permitted by the BVI Act and our memorandum and articles, the rights attached to shares of the Company may (subject to the memorandum and articles) only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than fifty percent of the issued shares of that class, except where a different majority is required under our memorandum and articles or the BVI Act. A greater majority is required in relation to a scheme of arrangement and may be required in relation to a plan of arrangement, as described under “Summary of Certain Significant Provisions of BVI Law—Mergers, Consolidations and Similar Arrangements” below.

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

Disclosure of the Securities and Exchange Commission’s Position on Indemnification for Securities Act Liabilities. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association. There are common law rights for the protection of shareholders that may be invoked, largely derived from English common law. For example, under the rule established in the English case known as Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to seek to have the affairs of the company conducted properly according to law and the constituent documents of the Company. As such, if those who control the Company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts may grant relief. Generally, the areas in which the courts will intervene are the following:

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

● In accordance with, and subject to, our memorandum and articles, (a) the rights attached to ordinary shares as specified in the memorandum and articles may only, whether or not the company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50% of the issued ordinary shares of that class, except where some other majority is required under our memorandum and articles of association or the BVI Act	● Except as provided in the charter documents, changes in the rights of shareholders as set forth in the charter documents require approval of a majority of its shareholders

● In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), the company may amend its memorandum or articles by a resolution of shareholders or by a resolution of directors, save that no amendment may be made by a resolution of directors: (i) to restrict the rights or powers of the shareholders to amend the memorandum or articles; (ii) to change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum or articles; (iii) in circumstances where the memorandum or articles cannot be amended by the shareholders; or (iv) to certain specified clauses of the memorandum of association	● The memorandum and articles of association may provide for cumulative voting

Directors

BVI	Delaware

● In accordance with, and subject to, our memorandum and articles, the minimum number of directors shall be one	● Board must consist of at least one member

● In accordance with, and subject to, our memorandum and articles (including, for the avoidance of any doubt, any rights or restrictions attaching to any shares), (a) the directors are elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal: (c) a director may be removed from office (i) with or without cause, by a resolution of shareholders passed at a meeting of shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least 75% of the shareholders of the company entitled to vote or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director; (d) a director may resign his office by giving written notice of his resignation to the company and the resignation has effect from the date the notice is received by the company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; (e) the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office; (f) a vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office; and (g) a director is not required to hold ordinary shares as a qualification to office.	● Number of board members shall be fixed by the bylaws, unless the charter fixes the number of directors, in which case a change in the number shall be made only by amendment of the charter

● Directors do not have to be independent	● Directors do not have to be independent

Fiduciary Duties

BVI	Delaware

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

Other than contracts entered into the ordinary course of business, during the two years preceding the publication of this Report, the Company has entered into the following material contracts: (Note - The number of all ordinary shares and per ordinary share information is adjusted for all contracts presented to reflect the 10-to-1 reverse stock split change effected on March 24, 2023 and the 10-to-1 reverse stock split effected on February 5, 2024.)

1.	On July 12, 2022, the Company and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to ATW Opportunities 1,285,714 Series A4 Preferred Shares for an aggregate consideration of $2,700,000. The sale contemplates two closings – the first being for 809,524 Series A-4 Preferred Shares for a consideration of $1,700,000 comprising $1,500,000 in cash and the extinguishment of a $200,000 promissory note issued by Freight App, Inc. to ATW Opportunities dated December 29, 2021 (the “First Closing”) and the second being for 476,190 Series A4 Preferred Shares for a consideration of $1,000,000 in cash (the “Second Closing”) within 60 days of the closing of the first sale. The First Closing was consummated on July 13, 2022. The Company relied on the exemption from registration of the abovementioned securities pursuant to an exemption from registration pursuant to Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D thereunder.

Also on July 12, 2022, the Company entered into a Securities Amendment Agreement with holders of the Company’s Series Seed, Series A1-A, Series A2, and Series A4 Preferred Shares (collectively, the “Series A Preferred Shares”), Series B Preferred Shares and Series A, B, C and D warrants issued pursuant to the Amended and Restated Securities Purchase Agreement dated as of February 9, 2022 (the “Warrants”). The parties to the Securities Amendment Agreement have agreed to the following:

(i) Series A Preferred Shares

The Company’s memorandum and articles of association pertaining to its Series A Preferred Shares shall be amended to remove the anti-dilution provision following a reset of the conversion price as follows:

●	Series A1-A: $140.00 (using a stated value, post reverse split, of $2.086)
Series A2: $140.00 (using a stated value, post reverse split, of $3.122)

(ii) Series B Preferred Shares

The Company’s memorandum and articles of association pertaining to its Series B Preferred Shares shall be amended to reset the conversion price to $140.00 (using a stated value, post reverse split, of $6.60).

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

(iv) Registration Rights Agreement

The registration rights agreement dated February 9, 2022 is amended and restated as of July 12, 2022 (hereinafter, the “Registration Rights Agreement”) with the following amendments:

●	The Registrable Securities in the Registration Rights Agreement shall be expanded to include the ordinary shares underlying the Series A-4 Preferred Shares issued pursuant to the aforementioned July 12, 2022 Securities Purchase Agreement;

●	The “Effectiveness Date” has been redefined, with respect to the Initial Registration Statement required to be filed under the Registration Rights Agreement, the 60th calendar day following the Filing Date (or, in the event the Commission notifies the Company that it will “review” the Registration Statement, the 120th calendar day following the Filing Date) and with respect to any additional Registration Statements which may be required pursuant to Section 2(c) or Section 3(c), the 90th calendar day following the date on which an additional Registration Statement is required to be filed hereunder; provided, however, if such Effectiveness Date falls on a day that is not a Business Day, then the Effectiveness Date shall be the next succeeding business day; provided, further, that if the Commission is closed for operations due to a government shutdown, the Effectiveness Date shall be extended by the same amount of days that the Commission remains closed for operations;

●	The partial liquidated damages in Section 2(d) has been amended downward to be a product of 0.1% multiplied by the aggregate subscription amount.

2.	On August 4, 2022, the Company entered into a Waiver of Registration Rights with ATW Opportunities Master Fund, L.P., ATW Master Fund II, L.P., ATW Partners Opportunities Management, LLC and Chardan Capital Markets LLC wherein the latter agreed to waive their rights to the registration of an aggregate 450,529 ordinary shares (comprising 5,818 ordinary shares and 44,710 ordinary shares underlying certain preferred shares and warrants) under the Amended and Restated Registration Rights Agreement dated July 12, 2022.

3.	On October 27, 2022, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with ATW Opportunities Master Fund L.P. and ATW Opportunities Master Fund LP. (collectively, the “Purchasers”) pursuant to which the Company agreed to sell for an aggregate purchase price of $1,000,000, an aggregate of 4,000 ordinary shares and pre-funded warrants (the “Warrants”) to purchase 21,000 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase would be subject to customary closing conditions. The parties anticipate that the closing of the Securities Purchase shall occur in two tranches: (a) 1,600 ordinary shares and 8,400 Warrants for $400,000 (the “First Closing”); and (b) 2,400 ordinary shares and 12,600 Warrants for $600,000 no more than twenty (20) business days after the First Closing (the “Second Closing”).

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

4.	On January 3, 2023, the Company and Freight Opportunities LLC (“Freight Opportunities”) entered into a Securities Purchase Agreement pursuant to which the Company agreed to issue and Freight Opportunities agreed to purchase a convertible promissory note in the principal amount of up to $6,593,407 (the “Note”) and a warrant to purchase the Company’s ordinary shares (the “Warrant”). The Note carries an original issue discount of nine percent (9%), or in the aggregate, up to $593,407 (the “OID”).

The securities purchase shall close in tranches (each, a “Tranche”), with the Closing of the first Tranche consisting of note with an aggregate purchase price of $1,650,000 and an aggregate principal amount (including OID) of $1,813,187 (the “Initial Closing”). So long as no Event of Default has occurred under the note, the closing of (i) the second Tranche, consisting of an aggregate purchase price of $1,100,000 and an aggregate principal amount (including OID) of $1,208,791, shall occur within sixty (60) business days of the Initial Closing; and (ii) the third Tranche, consisting of the aggregate purchase price of up to $3,250,000 and an aggregate principal amount (including OID) of up to $3,571,429.00, shall occur no later than the fifth (5th) business day (i) upon satisfaction of the Equity Conditions (as defined in the Note) and (ii) provided that the Company’s ordinary shares have a daily VWAP of over $1.00 for 20 of the last 20 Trading Days (as defined in the Note) prior to the closing and the daily dollar trading volume of the ordinary shares shall have exceeded $500,000 for 20 of the last 30 Trading Days prior to the closing (which conditions may be waived in the sole and absolute discretion of Freight Opportunities, and in such event such Tranche may funded in whole or in part in the sole discretion of Freight Opportunities. Notwithstanding the foregoing, Freight Opportunities shall have no obligation to fund the third Tranche if the Third Tranche Conditions (as defined in the Note) have not been met by the date that is three (3) years from January 3, 2023.

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

Also on January 3, 2023, the Company issued to Freight Opportunities a warrant to purchase up to 286,670 of its ordinary shares at an exercise price of $150.00). This warrant carries a cashless exercise feature and an expires on January 3, 2033.

During January and February 2023, the Company drew down $3,750,000 in cash, or $4,120,879 of principal including the OID, under the first, second and the third Tranches of the Note.

5.	On April 24, 2023, the Company entered into a debt modification agreement with Freight Opportunities, which modified the January 3, 2023 Securities Purchase Agreement entered into by the parties. This debt modification agreement re-defines the “Funding Amount” as $9,000,000 and amended the corresponding terms relating to the notes and tranches in Sections 2.1 and 2.2 of this Securities Purchase Agreement.

On April 24, 2023, the Company drew down $1,050,000 in cash, or $1,153,846 of principal including the OID, under the amended terms of the Note.

6.	On June 30, 2023, the Company entered into a debt modification agreement with Freight Opportunities to amend the Note dated January 3, 2023 in favor of Freight Opportunities. This debt modification agreement amended the terms of the Convertible Note such that it is convertible into ordinary shares or series A-4 preferred shares of the Company (the “Series A-4 Preferred Shares”). In connection with the Debt Modification Agreement, the Company issued the second amended and restated convertible promissory note in favor of Freight Opportunities.

In order to incentivize Freight Opportunities into equitizing its Convertible Note, the Company issued to the Freight Opportunities a warrant to purchase 25,000 ordinary shares at $4.00 per share. This warrant is valid from June 30, 2023 through June 30, 2033 and has a “cashless” exercise feature. Additionally, the Company shall not effect the exercise of any portion of this warrant, and Freight Opportunities shall not have the right to exercise any portion of this warrant if, to the extent that after giving effect to such exercise, Freight Opportunities would beneficially own in excess of 4.99% of the ordinary shares outstanding immediately after giving effect to such exercise.

In August 2023 and October 2023, the Company drew down additional amounts of $305,000 and $550,000 in cash, respectively, for a total of $939,560 of principal including the OID, under the Note.

On November 30, 2023, the Company drew down on an additional $1,000,000 in cash, or $1,098,902 of principal including the OID, from the Note and issued a warrant to purchase 366,303 ordinary shares at an exercise price of $150.00 per share to Freight Opportunities as additional consideration for the funding (see Note 15 of the financial statements included in this Report).

On December 18, 2023, the Company drew down an additional $1,020,000 in cash, or $1,120,879 of principal including the OID, from the Note and issued a warrant to purchase 25,000 ordinary shares at an exercise price of $4.00 per share to Freight Opportunities as an additional consideration for the funding (see Note 15 of the financial statements).

The following terms referenced above are defined within the Debt Modification Agreement: Conversion Price, Conversion Shares, Make-Whole Amount and Interest Conversion Rate.

On December 20, 2023, Freight Opportunities exercised its right to convert $3,554,065 of the Note into restricted Series A-4 Preferred shares using a Conversion Price of $4.00. In connection with the conversion, Freight Opportunities also received additional Conversion Shares valued at the Interest Conversion Rate for the Make-Whole Amount. For the purposes of calculating the amount of Series A-4 Preferred shares delivered thereunder, Freight Opportunities was entitled to receive 66.677 Series A-4 Preferred shares for each ordinary share it would have been entitled to receive pursuant to a conversion hereunder into ordinary shares.

In order to incentivize the Noteholder into converting its Note, the Company issued to Freight Opportunities a warrant to purchase 25,000 ordinary shares at $4.00 per share (see Note 15 of the financial statements). As of result of the Note conversion, the Company reduced its principal balance on the Convertible Note by $3,554,065. The Company issued to Freight Opportunities a warrant to purchase 25,000 ordinary shares at $4.00 per share as an inducement to convert the Note. The warrants were recognized as an expense equal to the fair value of the warrant in the amount of $47,420 and included in other expenses in the accompanying statements of operations and comprehensive loss.

In December 2023, Freight Opportunities converted a principal amount of $1,040,000 under the Note, into 725,836 ordinary shares at an average conversion price of $1.40.

7.	On March 11, 2024, the Company entered into a Term Note Purchase Agreement with Freight Opportunities, pursuant to which Freight Opportunities agreed to provide the Company with a term loan of $750,000 (the “Principal Amount”). This term loan is for a period of one (1) year and accrues interest at eight percent (8%) per annum, which is reset daily.

The Company may prepay this term loan in whole or in part without penalty. However, if the Company were to raise capital through the sale of equity interests or new securities (as defined in the Term Note Purchase Agreement) for cash, the Company shall direct 100% of such net proceeds from such issuance to repay the term loan. Any prepayment shall include interest due on the portion of the term loan prepaid accrued up to the prepayment date.

This term loan is subject to standard representations and warranties and closing conditions customary to a loan of this nature.

The term loan closed on March 11, 2024 to which the Company issued the Term Note in favor of Freight Opportunities as evidence of the term loan.

The note for this term loan was issued in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder, for transactions not involving a public offering.

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

The following is a summary of the material British Virgin Islands, Mexican and United States federal income tax consequences and considerations relevant to an investment in our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the Mexico and the United States. To the extent the discussion herein relates to matters of British Virgin Islands, Mexico or United States tax law, it is the opinion of Maples & Calder, our counsel as to matters of British Virgin Islands law, SMPS Legal, our counsel as to matters of Mexican law, and Sichenzia Ross Ference Carmel LLP, our counsel as to matters of United States federal law, respectively.

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

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31, for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with NASDAQ Stock Market Rule 5250(d), we will post this Report on our website at www.fr8.app. In addition, we will provide hard copies of this Report free of charge to shareholders upon request.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023.

The assessment was based on criteria established in the framework Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2023, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiencies and material weaknesses:

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal controls;

●	Lack of well-structured general control policies and procedures for documentation of recurring procedures, authorization of transactions, and procedures including verification of integrity of all data used to prepare the financial statements; and

●	For a revenue agreement in the year ended December 31, 2023, related to dedicated capacity, controls were not implemented appropriately and/or operating effectively. Management did not complete the revenue reconciliations in a timely manner.

Remediation

Since becoming a publicly-trade public at the time of the Merger and over the past year, management has worked to improve the Company’s internal controls. Our management has carried out and is currently undertaking the following actions to remediate the material weakness described above:

●	Established formal internal control policies and procedures, including process documentation, maintaining evidence of task and requirement completion, and updated guidelines and communications for employees.

●	Implemented an ongoing initiative for education and training to ensure the need for and adoption of internal controls and compliance with established policies and procedures are fully understood throughout the organization.

●	Will provide continuous U.S. GAAP knowledge trainings to relevant employees to ensure the procedures and policies are properly followed;

●	Engaged an external SOX 404 implementation firm to assist in improving the Company’s controls, which included a deep-dive assessment of all policies and procedures and targeted actions to mitigate all weakness and deficiencies and bring all our internal controls compliant with SOX 404;

●	Hired personnel with strong SOX and internal control backgrounds;

●	Implementing system enhancements and new applications that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information;

However, the material weaknesses in our internal control over financial reporting will not be considered remediated until process-level controls operate for a sufficient period of time and can be tested and concluded by management to be designed and operating effectively. Management requires additional time to test and ensure new and updated controls are effective, which we expect to complete in the first half of 2024. However, we cannot provide any assurance that these remediation efforts will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal control over financial reporting related to the identified material weaknesses, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above.

(c) Changes in Internal Control over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2023 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

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

We have adopted a Code of Conduct that complies with the descriptions set forth above for a Code of Ethics. Our Code of Conduct is applicable to all of our employees, and also contains provisions that set forth a higher level of expectations from our leaders. A copy of our Code of Conduct is incorporated by reference as an exhibit to this Report and posted on our website at www.fr8.app.

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid for audit and other services provided by UHY LLP, our independent registered public accounting firm, for fiscal years ended 2022 and 2023.

	Fiscal 2022	Fiscal 2023

Audit Fees	$279,313	$256,250
Audit-Related Fees
Tax Fees	-	-
All Other Fees	-	-

Audit Fees —This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years.

Audit-Related Fees — This category consists of assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees”.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to UHY LLP for fiscal years 2022 and 2023 were all approved by the Audit Committee.

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

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

Our ordinary shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by the NASDAQ Stock Market that apply to listed companies. NASDAQ rules include various corporate governance requirements applicable to listed securities. While all NASDAQ-listed companies are subject to certain of these corporate governance requirements, foreign private issuers such as our company are exempt from other corporate governance requirements if the laws of their home jurisdiction do not otherwise require compliance. Since our home jurisdiction does not mandate compliance with some of these NASDAQ rules, we have opted out of compliance with them. A more detailed description of the NASDAQ requirements that we are not subject to is contained elsewhere in this Report under Item 6.C – “Board Practices; NASDAQ Requirements”.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached as an exhibit to this Report.

ITEM 16K. Cybersecurity

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the Company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

The Company provides mandatory, quarterly (and sometimes monthly) information security training sessions to employees about current cybersecurity threats and best practices to address them, and provides regular updates to employees about emerging cybersecurity threats and preventive measures. The Company provides its employees, contractors and third parties with access to the Company’s information systems and data with a written guide which contains discussions of the key concepts, potential threats, and practical solutions to ensure the confidentiality, integrity and availability of the Company’s information assets. The Company also provides employees with an information guide containing essential information, best practices, and guidelines for utilizing Google Drive as a cloud backup solution for the Company’s data.

Since the start of its latest completed fiscal year and up to the date of this Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board of directors. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended DECEMBER 31, 2023, 2022 AND 2021

freight TECHNOLOGIES inc. and subsidiarIES

91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Freight Technologies, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Freight Technologies, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter – Convertible Notes Fair Value Determination

As described in Note 11 to the consolidated financial statements, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued a convertible promissory note and elected the fair value accounting option. The fair value of the convertible note was $242,442 as of December 31, 2023. The fair value was determined using a binomial lattice model and the change in fair value was recorded within the statement of operations and comprehensive loss.

We identified the determination of the fair value using the binomial lattice model as a critical audit matter. Significant judgment is exercised by the Company in determining the fair value of the convertible note. Given these factors, the related audit effort in evaluating management’s judgments in determining the fair value of the convertible note was complex and required a high degree of auditor judgment.

The primary procedures we performed to address this critical audit matter included:

-	Obtaining an understanding of the design of the Company’s controls over the valuation of the convertible notes, including controls over management’s review of the valuation model and the significant assumptions used in determining the fair value of the convertible note.

-	With assistance of our auditor valuation specialists, we audited the fair value of the convertible note, valuation methodology and key assumptions used in determining the fair value of the convertible notes by:

a)	Evaluating the appropriateness of the valuation model and techniques used in determining the fair value;

b)	Assessing whether significant valuation assumption inputs, including debt yield and implied volatility are consistent with those that would be used by market participants through the testing of source information, checking the mathematical accuracy of the calculation, and whether these assumptions are consistent with external market data, industry data, and evidence obtained in other areas of the audit; and

c)	Recalculating the fair value that management arrived to verify it was reasonable.

-	Evaluating the related disclosures in the consolidated financial statements.

Critical Audit Matter – Long-Lived Asset Impairment Analysis

As described in Note 1 to the consolidated financial statements, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The Company performed a long-lived asset impairment evaluation as of December 31, 2023. When performing the impairment assessment, the Company projects undiscounted cash flows at the asset group level. If the asset group is determined not to be recoverable, the Company performs an analysis of the fair value of the individual long-lived assets and will recognize an impairment loss when the fair value is less than the carrying value of such long-lived assets. We identified the valuation of the Company’s capitalized software as a critical audit matter.

The principal consideration for our determination that the valuation of the capitalized software at the Company is a critical audit matter is due to the uncertainties and significant management judgment when estimating the fair value assigned to the capitalized software. In turn, auditing management’s judgments regarding the assigned fair value involved a high degree of subjectivity due to the estimation uncertainty of management’s significant judgments.

The primary procedures we performed to address this critical audit matter included:

-	Obtaining an understanding of the design of the Company’s controls over the valuation of the capitalized software, including controls over management’s review of the valuation model and the significant assumptions used in determining the fair value of the capitalized software.

-	Testing management’s process for determining the fair value of the capitalized software. This included evaluating the appropriateness of the valuation method.

-	Evaluating the reasonableness of management’s significant assumptions, which included forecasted revenues. We tested whether these forecasts were reasonable and consistent with historical performance and third party market data, as applicable.

-	With the assistance of our auditor valuation specialists, we audited the valuation of the capitalized software by (a) assessing the appropriateness of the valuation methodologies, and (b) evaluating the reasonableness of the valuation assumptions related to the royalty rate.

/s/ UHY LLP
We have served as the Company’s auditor since 2021.
Melville, New York
May 9, 2024 PCAOB ID 1195

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2023	2022
ASSETS:
Current assets:
Cash and cash equivalents	$1,560,105	$1,013,000
Accounts receivable, net	5,360,493	4,982,873
Unbilled receivables	961,747	1,891,023
Prepaid expenses and other current assets	1,884,067	1,571,853
Total current assets	9,766,412	9,458,749

Capitalized software, net	771,133	749,855
Property and equipment, net	46,550	27,607
Other long-term assets	80,674	154,062
Security deposits	7,818	18,166
Intangible assets, net	6,359	7,172
Total assets	$10,678,946	$10,415,611

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$1,875,727	$1,980,619
Accrued expenses	2,880,805	1,794,575
Short-term borrowings	2,819,620	3,347,374
Income tax payable	220,180	143,518
Insurance financing payable	13,191	18,062
Total current liabilities	7,809,523	7,284,148

Convertible notes payable– long term	242,442	-
Total liabilities	8,051,965	7,284,148

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Series A preferred stock, $0.0001 par value, (*) shares authorized; 162,732,288 and 6,934,828 issued and outstanding at December 31, 2023 and 2022, respectively	16,274	693
Series B preferred stock, $0.0001 par value, 21,000,000 shares authorized; 1,262,074 and 7,507,845 issued and outstanding at December 31, 2023 and 2022, respectively	126	751
Series seed preferred stock, $0.0001 par value, 25,000 shares authorized; 7,020 issued and outstanding at December 31, 2023 and 2022	-	-
Ordinary shares, $1.10 par value, unlimited shares authorized; 2,191,924 and 164,688 shares issued and outstanding at December 31, 2023 and 2022, respectively	2,411,118	181,157
Additional paid-in capital	39,023,126	32,897,836
Accumulated deficit	(39,315,551)	(29,987,945)
Accumulated other comprehensive income	491,888	38,971
Total stockholders’ equity	2,626,981	3,131,463
Total liabilities and stockholders’ equity	$10,678,946	$10,415,611

(*)	List of authorized shares for Series A preferred

a. Series A1A preferred shares: 10,000,000 authorized shares

b. Series A2 preferred shares: 3,000,000 authorized shares

c. Series A4 preferred shares: unlimited authorized shares

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2023	2022	2021
Revenue	$17,060,753	$25,888,436	$21,474,151
Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	15,709,673	23,625,317	19,558,807
Compensation and employee benefits	5,963,713	4,963,306	3,712,325
General and administrative	3,163,639	3,560,615	2,618,126
Sales and marketing	80,328	557,471	91,657
Depreciation and amortization	404,598	243,334	302,100
Total cost and expenses	25,321,951	32,950,043	26,283,015

Operating loss	(8,261,198)	(7,061,607)	(4,808,864)

Other expenses
Interest expense, net	(807,939)	(907,013)	(1,136,096)
Gain from extinguishment of debt	-	-	115,725
Loss on initial issuance of private warrants	-	-	(2,829,065)
Other expense, net	(498,917)	-	-
Change in fair value of warrant liabilities	-	(128,051)	497,759
Change in fair value of convertible note	345,396	-	-
Loss before provision for income taxes	(9,222,658)	(8,096,671)	(8,160,541)

Income tax expense	104,948	90,511	40,264

Net loss	$(9,327,606)	$(8,187,182)	$(8,200,805)

Net loss per share attributable to ordinary shareholders, basic and diluted	$(7.79)	$(20.96)	$(105.35)
Weighted average number of ordinary shares	1,196,668	390,563	77,844

Net loss	$(9,327,606)	$(8,187,182)	$(8,200,805)
Other comprehensive gain net of tax
Foreign currency translation	452,917	88,881	(50,540)
Comprehensive loss	$(8,874,689)	$(8,098,301)	$(8,251,345)

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Preferred Stock						Ordinary Shares (*)		Additional	Accumulated	Accumulated Other Comprehensive	Total
	Series A Shares	Amount	Series B Shares	Amount	Series Seed Shares	Amount	Ordinary Shares	Amount	Paid-In Capital	Deficit	Income (Loss)	Stockholders’ Equity
Balance, January 1, 2021	7,013,190	$701	-	$-	7,020	$-	7,410	$8,151	$12,443,460	$(13,599,958)	$630	$(1,147,016)
Issuance of stock upon of vesting of restricted stock awards	-	-	-	-	-	-	461	507	(507)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	235,404	-	-	235,404
Issuance of Series A2 preferred stock in connection with exercise of warrants	441,605	44	-	-	-	-	-	-	191,421	-	-	191,465
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	(50,540)	(50,540)
Net loss	-	-	-	-	-	-	-	-	-	(8,200,805)	-	(8,200,805)
Balance, December 31, 2021	7,454,795	745	-	-	7,020	-	7,871	8,658	12,869,778	(21,800,763)	(49,910)	(8,971,492)
Issuance of stock in connection with Merger, net of cost	(1,147,957)	(115)	7,389,851	739	-	-	63,515	69,867	11,584,627	-	-	11,655,118
Issuance of Series B preferred shares related to PIPE investment	-	-	1,060,606	106	-	-	-	-	3,499,894	-	-	3,500,000
Issuance of Series A4 preferred shares for cash and note conversion, net of costs	1,285,714	129	-	-	-	-	-	-	2,432,301	-	-	2,432,430
Issuance of ordinary shares from conversion of preferred stock	(657,724)	(66)	(942,612)	(94)	-	-	54,745	60,219	(60,059)	-	-	-
Issuance of ordinary shares from conversion and exercise of warrants	-	-	-	-	-	-	25,387	27,926	(25,826)	-	-	2,100
Issuance of ordinary shares for cash, net of issuance costs	-	-	-	-	-	-	4,000	4,400	930,600	-	-	935,000
Issuance of restricted stock in exchange for professional services	-	-	-	-	-	-	2,203	2,423	480,577	-	-	483,000
Issuance of ordinary shares for exercise of stock options	-	-	-	-	-	-	4,364	4,801	184,415	-	-	189,216
Issuance of ordinary shares upon vesting of restricted stock awards	-	-	-	-	-	-	2,603	2,863	(2,863)	-	-	-
Share-based compensation	-		-	-	-	-	-	-	1,004,392	-	-	1,004,392
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	88,881	88,881
Net loss	-	-	-	-	-	-	-	-	-	(8,187,182)	-	(8,187,182)
Balance, December 31, 2022	6,934,828	$693	7,507,845	$751	7,020	$-	164,688	$181,157	$32,897,836	$(29,987,945)	$38,971	$3,131,463
Issuance of Series A4 preferred shares for note conversions	218,876,995	21,888	-	-	-	-	-	-	5,095,208	-	-	5,117,096
Issuance of ordinary shares from conversion of preferred stock, net of costs	(63,079,535)	(6,307)	(6,245,771)	(625)	-	-	1,244,461	1,368,907	(1,361,975)	-	-	-
Issuance of ordinary shares for exercise of warrants	-	-	-	-	-	-	54,776	60,253	(60,253)	-	-	-
Issuance of ordinary shares for note conversions	-	-	-	-	-	-	725,836	798,422	(42,952)	-	-	755,470
Issuance of ordinary shares upon vesting of restricted stock awards	-	-	-	-	-	-	2,163	2,379	(2,379)	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	1,153,787	-	-	1,153,787
Issuance of warrants	-	-	-	-	-	-	-	-	1,343,854			1,343,854
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	452,917	452,917
Net loss	-	-	-	-	-	-	-	-	-	(9,327,606)	-	(9,327,606)
Balance, December 31, 2023	162,732,288	$16,274	1,262,074	$126	7,020	$-	2,191,924	$2,411,118	$39,023,126	$(39,315,551)	$491,888	$2,626,981

(*)	Reflects reverse split of 10:1 as approved by the Board of Directors of Freight Technologies, Inc on January 26, 2024, effective as of February 5, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	$(9,327,606)	$(8,187,182)	$(8,200,805)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	404,598	243,334	302,100
Amortization of debt issuance costs and debt discount	-	539,975	592,874
Share-based compensation	1,153,787	1,004,392	235,404
Non-cash interest	449,147	-	313,404
Loss on initial issuance of private warrants	-	-	2,829,065
Change in fair market value of warrant liabilities	-	128,051	(497,759)
Change in fair market value of convertible note	(345,396)	-	-
Conversion inducement expense	129,259	-	-
Shares issued to vendors in exchange for services	-	483,000	-
Gain from extinguishment of debt	-	-	(115,678)
Changes in operating assets and liabilities:
Accounts receivable	45,383	(2,006,568)	(1,309,208)
Unbilled receivables	1,070,440	(596,082)	(241,483)
Account receivable – related party	-	-	24,010
Prepaid expense and other assets	288,272	(684,100)	(591,520)
Security deposits	11,457	16,936	-
Accounts payable	(181,880)	(292,520)	526,375
Accrued expenses	435,193	810,823	163,223
Income tax payable	76,662	70,222	40,264
Net cash used in operating activities	(5,790,684)	(8,469,719)	(5,929,734)

Cash flows from investing activities:
Capitalization of software development costs	(328,645)	(363,665)	(457,874)
Purchase of property and equipment	(34,724)	(16,913)	(12,528)
Net cash used in investing activities	(363,369)	(380,578)	(470,402)

Cash flows from financing activities:
Proceeds from convertible notes	7,675,000	-	3,608,842
Proceeds from warrant exercises	-	2,100	191,457
Proceeds from notes payable, net of discounts	-	400,000	2,620,000
Repayment of note payable	-	(400,000)	-
Repayment of insurance financing payable	(346,524)	(399,633)	(18,946)
Proceeds from stock option exercises	-	189,216	-
Repayment of short-term borrowings	(19,385,421)	(22,554,467)	(19,273,922)
Proceeds from short-term borrowings	18,857,667	24,169,960	19,705,788
Proceeds from issuance of ordinary shares	-	2,356,178	-
Proceeds from issuance of series A4 preferred stock	-	2,500,000	-
Proceeds from issuance of series preferred B	-	3,500,000	-
Payment for issuance costs	-	(3,190,866)	-
Net cash provided by financing activities	6,800,722	6,572,488	6,833,219

Net increase (decrease) in cash and cash equivalents	646,669	(2,277,809)	433,083

Effect of exchange rate changes on cash and cash equivalents	(99,564)	(37,184)	(46,581)

Cash, cash equivalents and restricted cash at beginning of the period	1,013,000	3,327,993	2,941,491
Cash, cash equivalents and restricted cash at end of the period	$1,560,105	$1,013,000	$3,327,993

Supplemental disclosure of cash flow information
Cash paid for interest	$816,819	$392,018	$263,788

Supplemental disclosure of non-cash activity
Conversion of convertible notes to preferred stock at the Merger	$-	$7,878,025	$-
Issuance of preferred stock from exercise of warrants	$-	$3,312,093	$-
Financing of insurance premiums	$341,653	$409,575	$27,066
Debt discount in connection with note payable	$-	$-	$30,000
Elimination of notes payable from consolidation upon Merger	$-	$2,450,000	$-
Repayment of note payable through the issuance of series A4 shares	$-	$200,000	$-
Issuance of ordinary shares for professional services	$-	$270,000	$-
Conversion of convertible notes to preferred stock	$7,054,065	$-	$-
Conversion of convertible notes to ordinary shares	$1,040,000	$-	$-
Conversion of preferred stock to ordinary shares	$1,368,907	$60,218	$-
Conversion of warrants to ordinary shares	$60,253	$4,825	$-

Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$1,560,105	$1,013,000	$3,152,993
Restricted cash in escrow	-	-	175,000
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$1,560,105	$1,013,000	$3,327,993

The accompanying notes are an integral part of these consolidated financial statements.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Freight App, Inc. (“Fr8App”) (formerly known as “Freighthub, Inc.”), a Delaware corporation, was incorporated on October 26, 2015. On January 18, 2019, Freight App Mexico S.A De C.V. (“Fr8App Mexico”) (formerly known as “Freight Hub Mexico S.A. De C.V.”), a wholly owned subsidiary of Fr8App, was formed. On July 29, 2021, both companies filed their name change to Fr8App and Fr8App Mexico. Following the Merger described below, Fr8App continued its operation under the name Freight Technologies Inc. (“Fr8Tech”). Fr8Tech provides an industry-leading freight-matching platform powered by AI and machine-learning and offers a real-time portal for B2B cross-border shipping and domestic shipping within the USMCA region.

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

The Company continues to monitor the global macroeconomic environment, including increasing inflationary pressures; supply chain disruptions; social and political issues; regulatory matters, geopolitical tensions; and global security issues. The Company is also mindful of inflationary pressures on its cost base and is monitoring the impact on customer preferences.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – LIQUIDITY AND GOING CONCERN

Since inception, the Company has met its cash needs through proceeds from issuing convertible notes, loans, and issuance of shares. As shown in the accompanying consolidated financial statements as of and for the year ended December 31, 2023, the Company has an accumulated deficit of $39.3 million, a shareholders’ equity of $2.6 million, a working capital of $2.0 million, short-term debt of $2.8 million and $1.6 million of unrestricted cash on hand. For the years ended December 31, 2023 and 2022, the Company has reported operating losses and negative cash flows from operations. The Company has historically met its cash needs through a combination of term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities.

The Company currently projects that it will need to draw additional funds on its existing facilities and need additional capital to fund its current operations and capital investment requirements until the Company scales to a revenue level that permits cash self-sufficiency. As a result, the Company may need to raise additional capital or secure debt funding to support on-going operations until such time. This projection is based on the Company’s current expectations regarding revenues, expenditures, cash burn rate and other operating assumptions. The sources of this capital are anticipated to be from drawing on existing facilities, and/or the sale of equity, any of which may not be achievable on favorable terms, or at all. Additionally, any debt or equity transactions may cause significant dilution to existing stockholders.

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

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for credit losses, valuation of share-based compensation and warrants, accounting for warrants, useful lives of internally developed software and property and equipment, fair value of convertible notes, impairment of long lived assets, whether an arrangement is or contains a lease, income tax accruals, the valuation allowance for deferred income taxes, and contingent liabilities.

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

Concentrations of Credit Risk

The Company maintains cash accounts with various financial institutions. At times, balances in these accounts may exceed federally insured limits. Accounts at each institution within the United States (“US”) are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Additionally, a portion of the Company’s cash is deposited in non-US accounts. The funds are held with financial institutions that offer deposit insurance and bear specific country and regional risks. The amounts over the insured limits as of December 31, 2023 and 2022 was $1,186,214 and $449,991, respectively. No losses have been incurred to date on any deposit balances.

The financial assets that potentially subject the Company to concentration of credit risk is accounts receivable and unbilled receivables. At December 31, 2023, one customer accounted for 66% of the Company’s accounts receivable. As of December 31, 2022, two customers accounted for 42% and 16% of the Company’s accounts receivable, respectively.

For the year ended December 31, 2023, one customer accounted for 33% of the Company’s revenues. For the year ended December 31, 2022, two customers accounted for 17% and 11% of the Company’s revenues, respectively. For the year ended December 31, 2021, one customer accounted for 37% of the Company’s revenues.

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

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, unbilled receivables, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2023 and 2022, respectively, principally due to the short-term nature, maturities, or nature of interest rates of the above listed items.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the net invoiced amount, net of allowances for credit losses, and do not bear interest. Unbilled receivables, which are reflected separately on the accompanying consolidated balance sheets, include unbilled amounts for services rendered in the respective period but not yet billed to the customer until a future date, which typically occurs within one month. The allowance for credit losses is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. In accordance with ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, the Company also considers reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining the allowance for credit losses. The Company determines expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, and our expectations of changes in macro-economic conditions, that may impact the collectability of outstanding receivables. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2023 and 2022, the allowance for credit losses was $282,058 and $171,009, respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the year ended December 31, 2023 and 2022

Property and Equipment

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

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value are recognized as a component of change in fair value of warrant liability in the consolidated statements of operations.

The fair value of the warrant liabilities is estimated using a Black-Scholes option pricing formula. The warrant volatility assumption within the Black-Scholes model represents a Level 3 measurement within the fair value measurement hierarchy. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

The proceeds received from the sale of equity classified warrants and convertible note in a bundled transaction are allocated based on the relative fair values of warrants and convertible notes with no changes in fair value of warrants recognized after the issuance date and were recorded at the issuance date using a relative fair value allocation method.

Equity classified warrants, which are issued as an inducement to the holder of convertible note to covert the note, are recognized as an expense equal to the fair value of the warrant in accordance with ASC 470-20, Debt with Conversion and Other Options.

When equity classified warrants are issued to the convertible note holder as an additional consideration for the holder to provide additional funding under the existing convertible note agreement, the additional funding is allocated based on the residual fair value allocation method in which the fair value of the additional funding is first allocated to the convertible note and the remaining proceeds are allocated to the equity classified warrant.

Advertising

Advertising costs are expensed as incurred. Advertising costs amounted to $46,726, $ 43,299 and $421 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

The Company follows ASC Topic 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company’s policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2023 and 2022.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue Recognition

The Company’s revenues are accounted for under FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The Company generates revenues primarily from shipments executed by the Company’s freight transportation brokerage services or dedicated capacity to shippers through the Company’s freight marketplace.

Freight Transportation Brokerage Services

The Company’s freight transportation brokerage services include Fr8App Full Truckload (“FTL”), providing a single customer the use of an entire truckload, and Fr8Now Less Than Truckload (“LTL), providing multiple customers the use of a partial truckload in each truck. Shippers contract with the Company to utilize the Company’s network of independent freight carriers to transport freight. Those shipments are the Company’s single performance obligations, arising under contracts the Company has entered into with customers that define the price for performance obligation and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when performance obligations are satisfied, which generally represents the transit period from origin to destination by a third-party carrier which can vary based on origin and destination, or the capacity used. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the output method based on shipping milestones. Measure of revenue in-transit requires the application of judgment. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Dedicated Capacity Services

The Company provides customers with dedicated shipment capacity for a specific period of time under Fr8Fleet. The current arrangements under Fr8Fleet include an obligation to provide weekly shipping capacity. The Company’s performance obligation in this arrangement is to provide the shipping capacity and the transaction price is fixed. Under such contracts, revenue is recognized when performance obligations are satisfied, which generally represents when trucks are provided to the shipper over the term of the agreement. The Company utilizes the output method for revenue recognition based on direct measurements of the value transferred to the customer, which is the number of trucks provided to the customer per day. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services.

Payment for the Company’s services is generally due within 30 to 45 days upon delivery of the shipment. Contracts entered into with customers do not contain material financing components. The Company’s contracts with customers typically have a duration of one year or less and do not require any significant start-up costs, and as such, costs incurred to obtain contracts associated with these contracts are expensed as incurred.

Through the Company’s freight brokerage services and dedicated capacity, the Company is responsible for identifying and directing independent freight carriers to transport the shipper’s goods. The transportation of the loads is outsourced to third-party carriers. The Company is a principal in these arrangements, and therefore records revenue associated with these contracts on a gross basis. The Company controls the service and has primary responsibility to meet the customer’s requirements. The Company invoices and collects from its customers, maintains discretion over pricing and is responsible for resolving customer claims.

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

A summary of the Company’s revenue by major service lines is as follows:

	Years Ended December 31,
$’000	2023	2022	2021
Freight Transportation Brokerage	13,474,282	23,467,806	21,411,450
Dedicated Capacity	3,586,471	2,420,630	62,701
Total Revenue	17,060,753	25,888,436	21,474,151

Convertible Debt

The Company elected the fair value option (“FVO”) of accounting under ASC 825-10, Financial Instruments (“ASC 825”), to record its convertible note issued in 2023 at fair value at issuance and subsequently remeasures to fair value each reporting period. The primary reason for electing the fair value option was for simplification and cost-benefit considerations of accounting for the convertible notes at fair value versus bifurcation of the embedded derivatives. The convertible note accounted for under the FVO represents a financial instrument containing embedded features which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC 815. The Company has elected to present interest expenses separately from changes in fair value and therefore interest associated with the convertible note is presented as interest expense in the consolidated statement of operations. All costs associated with the issuance of the convertible note accounted for using the FVO were expensed upon issuance. The fair value of the convertible note is determined using a binomial lattice model and classified as Level 3 in the fair value hierarchy.

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

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company estimates the expected term of stock options granted to employees using the simplified method, whereby the expected term equals the average of the vesting term and the original contractual term of the option. The Company utilizes this method as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. For stock options granted to non-employees, the contractual term of the option is utilized as the basis for the expected term assumption. All other assumptions used to calculate the grant date fair value are generally consistent with the assumptions used for options granted to employees. For purposes of calculating share-based compensation, the Company estimates the fair value of stock options using a Black-Scholes option-pricing model. The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the Company’s stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. The expected volatility is primarily based on the historical volatility of peer company data while the expected life of the stock options is based on historical and other economic data trended into the future. The risk-free interest rate is based on U.S. Treasury yield curve in effect at the time of grant for periods corresponding to the expected option term. The dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

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

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of outstanding ordinary shares for the period, considering the effect of the securities series A and B preferred stock and series seed preferred stock. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive ordinary shares equivalents outstanding. During the periods when they are anti-dilutive, ordinary share equivalents including those from warrants and convertible notes, if any, are not considered in the computation. At December 31, 2023 and 2022, there were 1,246,687 and 63,671 ordinary share equivalents, respectively, which were anti-dilutive.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Chief Operating Decision Maker (“CODM”) reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 14 to the consolidated financial statements.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, “Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting.” The ASU provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform. The amendments apply only to contracts and hedging relationships that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued due to reference rate reform. The amendments are elective and are effective upon issuance. In December 2022, the FASB issued ASU 2022-06, “Reference rate reform (Topic 848): Deferral of the sunset date of Topic 848” which defers the expiration date for Topic 848 from December 31, 2022 until December 31, 2024. The Company is currently evaluating the potential impact of adopting this new accounting guidance, but does not expect the adoption of the standard to have a material impact on its consolidated financial statements.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to reportable Segment Disclosures (ASU 2023-07), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and by extending the disclosure requirements to entities with a single reportable segment. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. ASU 2023-07 is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the potential impact of adopting this accounting standard update on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require (i) enhanced disclosures in connection with an entity’s effective tax rate reconciliation and (ii) income taxes paid disaggregated by jurisdiction. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The amendments are effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of adopting this accounting standard update on its consolidated financial statements and disclosures.

NOTE 4 - MERGER

As described in Note 1, Fr8App merged with Hudson Capital on February 14, 2022. In connection with the Merger, the following unregistered, restricted securities were issued by Hudson Capital to the shareholders of Fr8App, with terms such as customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions (the “Merger Consideration”), as adjusted for the February 15, 2022 and March 24, 2023 reverse stock splits (see Note 17).

Securities Issued in Merger	Issued at Merger
Ordinary Shares	25,777	*
Series A2 Preferred Shares	1,264,360
Series A1A Preferred Shares	4,473,547
Series Seed Preferred Shares	7,020
Series B Preferred Shares	7,389,850
Series A4 Preferred Shares	568,930
Ordinary Shares Warrants	52	*
Series Seed Warrants	4,165
Equity Awards for Ordinary Shares	19,583	*
Total Securities Issued in Merger	13,753,284

*	Only ordinary shares were adjusted in the February 25, 2024 reverse stock split.

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

As part of the Merger, on February 9, 2022, Hudson Capital and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”), together with certain investors (collectively, the “PIPE Investors”) entered into a Securities Purchase Agreement pursuant to which Hudson Capital agreed to sell and issue to the PIPE Investors an aggregate of 1,060,606 restricted Series B Preferred Shares along with Series A warrants to purchase 10,606 of Hudson Capital’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 upon closing of the Merger.

On February 9, 2022, ATW Opportunities, together with certain existing stockholders of Fr8App, (collectively, the “SPA Investors”) entered into an amended and restated Securities Purchase Agreement with Hudson Capital (the “A&R SPA”) pursuant to which Hudson Capital agreed, among other things, to issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 162,577 of Hudson’s ordinary shares (see Note 15).

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Cash – PIPE	$3,500,000
Cash – Issuance of ordinary shares	1,356,178
Conversion of convertible promissory notes, net of discount	7,878,025
Transaction costs	(3,449,177)
Warrant liability, net of discount	3,440,144
Hudson Capital equity as of Merger	2,429,948
Total	$15,155,118

Additional Activities Related to the Merger

In connection with the Merger, Fr8App’s convertible promissory notes were converted into Series B Preferred shares by which the Company issued 4,049,887 shares of Series B Preferred shares to the note holders for the conversion amount of $7,965,626, which was comprised of $7,613,292 principal and $352,334 of accrued interest.

Upon consummation of the Merger, the principal and interest of several promissory note with Hudson Capital in the total amount of $2,450,000 were eliminated in consolidation with Hudson Capital as Fr8App became a wholly owned subsidiary of Fr8Tech (formerly known as Hudson Capital) upon consummation of the Merger.

On May 24, 2022, the Company entered into a settlement agreement with a law firm related to services in the amount of $900,000 provided to consummate the closing of the Merger. Under the settlement agreement, the Company issued a promissory note in the amount of $400,000 and 2,500 ordinary shares. The principal balance of the note was paid in full in four installments of $100,000 during the year ended December 31, 2022.

Pursuant to the terms of a warrant agreement issued to an affiliate of a shareholder on September 16, 2021, in connection with the promissory notes, upon closing of the Merger the warrant was automatically deemed exercised and Company issued 1,090,909 shares of the Company’s Series B Preferred Stock and warrants to purchase 1,891,928 shares of Series B Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855.

Pursuant to the terms of a warrant agreement issued to an affiliate of a shareholder on December 29, 2021, in connection with the promissory notes, upon closing of the Merger the warrant was automatically deemed exercised and the Company issued 2,376,439 shares of the Company’s Series B Preferred Stock and warrants to purchase 2,376,439 shares of Series B Preferred Stock at an exercise price of $1.125 based on the Exchange Ratio of 1.26855.

Post-merger business divesture

Following the Merger, in an effort to focus on its core business as a North American transportation and logistics technology platform company, the Company proceeded to divest any non-core, non-performing businesses and sell its wholly-owned subsidiary, Hong Kong Internet Financial Services (“HKIFS”), to private investors. HKIFS was a legacy Hudson Capital subsidiary. The sale of HKIFS was completed on March 30, 2022 for a nominal consideration, and included all of the prior operations, obligations and commitments related to its legacy Chinese operations. As such, all Company’s activities post-Merger comprised of Fr8App’s core business prior to the Merger and there was a minimal financial effect from the sale of HKIFS, which included nominal legal expenses to assemble and formalize the transaction.

NOTE 5 – CAPITALIZED SOFTWARE

Capitalized software consists of the following at:

	December 31, 2023	December 31, 2022
Capitalized software	$3,594,249	$3,178,850
Accumulated amortization	(2,823,116)	(2,428,995)
Capitalized software, net	$771,133	$749,855

Amortization expense for the years ended December 31, 2023, 2022 and 2021 was $385,488, $225,447 and $285,069, respectively.

Estimated amortization for capitalized software for future periods is as follows:

Year Ended December 31,
2024	$386,591
2025	326,062
2026	58,480
$771,133

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2023	December 31, 2022
Equipment	$124,834	$84,806
Furniture and fixtures	9,517	9,517
Total cost	134,351	94,323
Accumulated depreciation	(87,801)	(66,716)
Property and equipment, net	$46,550	$27,607

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $19,110, $17,887 and $16,130, respectively.

NOTE 7 – ACCRUED EXPENSES

Accrued expenses consist of the following at:

	December 31, 2023	December 31, 2022
Accrued freight costs	$1,057,374	$947,372
Accrued payroll	716,278	416,039
Accrued value added tax	641,634	386,083
Accrued interest on convertible note	449,146	-
Accrued professional services	1,006	41,554
Other accrued liabilities	15,367	3,527
Total accrued expenses	$2,880,805	$1,794,575

NOTE 8 – SHARE-BASED COMPENSATION

The Company has an Equity Incentive Plan (the “Plan”) under which the Company may grant restricted stock awards and stock options for up to 150,000 ordinary shares. Both incentive stock options and non-qualified stock options expire ten years from the date of the grant or 90 days after the termination of employment of the grantee.

Stock Options

The fair value of options and share awards granted under the stock option plan during the year ended December 31, 2023 and 2022 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

	2023	2022
Risk-free interest rates	3.58% - 4.39%	0.986% - 3.44%
Expected life of options	5 years	5 years
Expected volatility	83.12% - 92.32%	73.62% - 83.45%
Expected dividend yield	0.00%	0.00%

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2022	15,812	$133.59
Granted	33,477	179.00
Forfeited/Expired	(5,771)	148.00
Exercised	(4,364)	43.36
Balance at December 31, 2022	39,154	180.22	9.11	-
Granted	37,490	18.23
Forfeited/Expired	(1,383)	191.88
Exercised	-	-
Balance at December 31, 2023	75,261	99.32	8.70	$-
Exercisable at December 31, 2023	17,311	$174.84	7.81	$-

The following table summarizes the Company’s non-vested stock options.

	Non-vested Options Outstanding	Weighted-Average Grant Date Fair Value
At January 1, 2022	7,002	$58.80
Options granted	33,477	108.77
Options forfeited/cancelled	(5,381)	77.70
Options vested	(2,563)	38.00
At December 31, 2022	32,535	102.99
Options granted	37,490	12.37
Options forfeited/cancelled	(424)	3.42
Options vested	(11,651)	98.98
At December 31, 2023	57,950	$45.33

For the years ended December 31, 2023, 2022 and 2021, the Company recognized $1,092,820, $555,156 and $171,500 of stock compensation expense relating to stock options, respectively. As of December 31, 2023, there was $2,752,366 of unrecognized stock compensation expense related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of approximately four years.

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

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes the restricted stock awards activity:

	Restricted Stock Awards	Weighted-Average Grant Date Fair Value Per Share
Outstanding at January 1, 2022	529	$138.74
Granted	2,373	175.32
Forfeited	-	-
Exercised	-	-
Vested	(2,603)	167.67
Outstanding at December 31, 2022	299	138.74
Granted	2,000	17.76
Forfeited	(13)	0.08
Exercised	-	-
Vested	(2,163)	28.19
Outstanding at December 31, 2023	123	$138.74

For the years ended December 31, 2023 and 2022, the Company recognized $60,967 and $449,236  of stock compensation expense relating to RSAs, respectively. As of December 31, 2023, there was $15,867 of unrecognized share-based compensation expense related to non-vested RSAs. The cost is expected to be recognized over a weighted average period of approximately three years.

NOTE 9 – SHORT-TERM BORROWINGS

On March 7, 2019, the Company entered into a short-term promissory note (“2019 Note”) with a lender (the “2019 Note Lender”) which provides the Company a revolving line of credit. On July 12, 2022, the note was amended to increase the maximum principal amount that could be advanced withdrawn under the line of credit to $5,000,000. The borrowing base of the revolving line of credit is limited to stated percentages for different categories of eligible accounts receivable. Under the revolving line of credit, if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base, the Company must repay the lender an amount equal to the difference between the outstanding principal balance of the revolving line of credit and the borrowing base. The note requires monthly payments of interest. Interest accrues on the outstanding principal at a rate equal to Prime Rate as set out in the Wall Street Journal from time to time with a floor of 5.25% per annum. The interest rate as of December 31, 2023 was 8.50%. The 2019 Note matures on January 31, 2025.

The Company incurred interest expense related to the short-term borrowings in the amount of $350,890, $382,655 and $263,788 for the years ended December 31, 2023, 2022 and 2021, respectively.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – FAIR VALUE MEASUREMENT

Assets and liabilities recognized or disclosed at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their respective fair values.

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis for recognition or disclosure purposes as of December 31, 2023 by level within the fair value hierarchy. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability. No financial instruments were measured at fair value at December 31, 2022.

	As of December 31, 2023
	Level 1	Level 2	Level 3
Liabilities:
Convertible note	$-	$-	$242,442
Total financial liabilities	$-	$-	$242,442

The following is a rollforward of balances for the convertible note for the year ended December 31, 2023:

Issuance consideration	$7,675,000
Allocation of consideration to warrants	(1,214,594)
Conversions to Ordinary shares at fair value	(755,470)
Conversions to Preferred shares at fair value	(5,117,098)
Changes in fair value	(345,396)
Fair value at December 31, 2023	$242,442

The convertible note fair value is measured using a binomial lattice model utilizing observable inputs (e.g. the Company’s stock price) and unobservable inputs (e.g. the expected volatility and instrument specific borrowing rate) that cause the valuation measurements to be classified as Level 3. The following assumptions were used within the model:

Risk-free interest rate	3.84%-4.31%
Remaining contractual term (years)	5-6
Expected volatility	62%-67%
Annual dividend yield	0.00%
Fair value of common stock (per share)	$3-$17
Borrowing rate	13.5%-14.5%

NOTE 11 – CONVERTIBLE DEBT

On January 3, 2023, the Company and Freight Opportunities LLC (the “Noteholder”) entered into a Securities Purchase Agreement pursuant to which the Company issued to the Noteholder a convertible promissory note in the principal amount of up to $6,593,407 (the “2023 Convertible Note” or the “Note”). The Note carries an original issue discount of nine percent (9%), or in the aggregate, up to $593,407 (the “OID”). The Note has a maturity date of January 3, 2029.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

The securities purchase closes in tranches (each, a “Tranche”), with the closing of the first Tranche consists of a note with an aggregate purchase price of $1,650,000 and an aggregate principal amount (including OID) of $1,813,187 (the “Initial Closing”). As long as no event of default has occurred under the Note, the closing of (i) the second Tranche, consists of an aggregate purchase price of $1,100,000 and an aggregate principal amount (including OID) of $1,208,791, shall occur within sixty business days of the Initial Closing; and (ii) the third Tranche, consists of an aggregate purchase price of up to $3,250,000 and an aggregate principal amount (including OID) of up to $3,571,429, shall occur no later than the fifth business day (i) upon satisfaction of certain equity conditions (as defined in the Note) and (ii) provided that the Company’s ordinary shares have a daily volume weighted average price of more than $1.00 for 20 of the last 20 trading days (as defined in the Note) prior to the closing and the daily dollar trading volume of the ordinary shares shall have exceeded $500,000 for 20 of the last 30 trading days prior to the closing (which conditions may be waived by the Noteholder). The Noteholder shall have no obligation to fund the third Tranche if the third Tranche conditions have not been met by the date that is three years from January 3, 2023.

Interest rate on the Note shall reset daily and accrue (a) for payments made in cash, at a rate equal to the greater of (i) the Prime Rate plus 4% per annum, or (ii) 9% and (b) for payments made in ordinary shares, at a rate equal to the greater of (i) the Prime Rate plus 6% per annum, or (ii) nine 9%. The Company may pay such interest (i) in cash or (ii) in such number ordinary shares as is determined in the Note. Interest is payable on the last trading day of each fiscal quarter. If certain equity conditions are not satisfied, then the Company shall be required to pay interest in cash, which requirement may be waived by the Noteholder in its sole discretion.

The Note shall be convertible (in whole or in part), at the option of the Noteholder, into a number of Ordinary shares as is determined by dividing (x) that portion of (A) the outstanding principal amount, (B) accrued and unpaid interest with respect to such outstanding principal amount of the Note, (C) the Make-Whole Amount if any, that it elects to convert (the “Conversion Amount”) by (y) $2.30 (the “Conversion Price”). Make-Whole Amount is defined in the Note agreement as an amount equal to the amount of additional interest that would accrue under the Note after the date of conversion through the maturity date for a converted portion of the Note at the interest rate then in effect assuming for calculation purposes that the principal of this Note as of the remained outstanding period through and including the maturity date.

In addition, in case of dilutive issuance of Ordinary shares, warrant, options or convertible securities in which the price per share for such securities upon the exercise is less than the Conversion Price then in effect, the Conversion Price is reduced to then price per share. In the event of any consolidation or merger, the Conversion Price will be adjusted based on certain parameters of the event, such as fair value or exchange ratios. The Noteholder may require the Company to prepay the Note in connection with a change of control. The Company may repay the Note at an amount equal to 110% of the principal. If the Company combines the outstanding Ordinary Shares (such as reverse stock split), the applicable Conversion Price in effect immediately prior to the combination shall be proportionately increased.

As part of the Note agreement, the Company issued to the Noteholder a warrant to purchase up to 286,670 of its Ordinary shares at an exercise price of $150.00 (see Note 15).

During January and February 2023, the Company drew down $3,750,000 in cash, or $4,120,879 of principal including the OID, under the first, second and the third Tranches of the Note.

On April 24, 2023, the Company entered into a debt modification agreement (“First Debt Modification Agreement”) with the Noteholder which modified the Note. The First Debt Modification Agreement re-defined the funding amount net of a 9% OID as $9,000,000, including OID at $9,890,110, and amends the corresponding terms relating to the Tranches. The terms of the third Tranche were amended to an aggregate purchase price of up to $6,250,000 and an aggregate principal amount (including OID) of up to $6,868,132.

On April 24, 2023, the Company drew down $1,050,000 in cash, or $1,153,846 of principal including the OID, under the amended terms of the Note.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – CONVERTIBLE DEBT (CONTINUED)

As of June 30, 2023, the first tranche of $1,650,000, the second tranche of $1,100,000 and portion of the third Tranche in the amount of $2,050,000 were funded in a total purchase price of $4,800,000 and principal amount of $5,274,725 including the OID.

On June 30, 2023, the Company entered into a second debt modification agreement (“Second Debt Modification Agreement”) with the Noteholder to amend the Note, which was convertible at the option of the Noteholder into Ordinary shares of the Company pursuant to the terms thereof. The Second Debt Modification Agreement amended the terms of the Note such that it is convertible into either Ordinary shares or Series A-4 Preferred shares of the Company, at the discretion of the Noteholder. In connection with the Second Debt Modification Agreement, the Company issued a second amended and restated convertible promissory note in favor of the Noteholder (the “Amended Note”).

On June 30, 2023, the Noteholder also exercised its right to convert $3,500,000 of the principal of Amended Note into restricted Series A-4 Preferred shares using an Ordinary shares Conversion Price of $0.159. In connection with the conversion, the Noteholder also received additional conversion shares valued at the interest conversion rate for the Make-Whole Amount. For the purposes of calculating the amount of Series A-4 Preferred shares delivered thereunder, the Noteholder was entitled to receive 66.67 Series A-4 Preferred shares for each Ordinary share it would have been entitled to receive pursuant to a conversion hereunder into Ordinary shares.

In order to incentivize the Noteholder to convert its note, the Company issued to the Noteholder a warrant to purchase 25,000 Ordinary Shares at $4.00 per share (see Note 15). The warrants, which were issued as an inducement to the holder of convertible note to covert the note, are recognized as an expense equal to the fair value of the warrant in the amount of $81,840 and included in other expenses in the accompany consolidated statements of operations and comprehensive loss.

As of result of the Note conversion, the Company reduced its principal balance on the Amended Note by $3,500,000, from $5,274,725 to $1,774,725.

In August 2023 and October 2023, the Company drew down additional amounts of $305,000 and $550,000 in cash, respectively, for a total of $939,560 of principal including the OID, under the Note.

On November 30, 2023, the Company drew down on an additional $1,000,000 in cash, or $1,098,902 of principal including the OID, from the Note and issued a warrant to purchase 366,303 Ordinary Shares at an exercise price of $150.00 per share to the Noteholder as an additional consideration for the funding (see Note 15).

On December 18, 2023, the Company drew down an additional $1,020,000 in cash, or $1,120,879 of principal including the OID, from the Note and issued a warrant to purchase 25,000 Ordinary Shares at an exercise price of $4.00 per share to the Noteholder as an additional consideration for the funding (see Note 15).

On December 20, 2023, the Noteholder exercised its right to convert $3,554,065 of the Note into restricted Series A-4 Preferred shares using an Ordinary shares Conversion Price of $4.00. In connection with the conversion, the Noteholder also received additional Conversion Shares valued at the Interest Conversion Rate for the Make-Whole Amount. For the purposes of calculating the amount of Series A-4 Preferred shares delivered thereunder, the Noteholder was entitled to receive 66.677 Series A-4 Preferred shares for each Ordinary share it would have been entitled to receive pursuant to a conversion hereunder into Ordinary shares.

As of result of the Note conversion, the Company reduced its principal balance on the Convertible Note by $3,554,065. The Company issued to the Noteholder a warrant to purchase 25,000 Ordinary shares at $4.00 per share as an inducement to convert its Convertible Note (see Note 15). The warrants, are recognized as an expense equal to the fair value of the warrant in the amount of $47,420 and included in other expenses in the accompanying statements of operations and comprehensive loss.

During December 2023, the Noteholder converted a principal amount of $1,040,000 under the Note, into 725,836 Ordinary shares at an average conversion price of $1.40.

The Company elected to apply the fair value option to the outstanding 2023 Convertible Note. As such, the 2023 Convertible Note was recognized at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss. For the year ended December 31, 2023, the Company recognized a change in fair value of the convertible notes of $345,396 in the accompanying statements of operations and comprehensive loss.

The Company recorded interest expense pursuant to the stated interest rates on the Note in the amount of $449,147 for the year ended December 31, 2023. At December 31, 2023, the full amount is included in accrued interest within accrued expenses on the accompanying consolidated balance sheets.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INCOME TAXES

The components of the provision (benefit) for income taxes for the years ended December 31, 2023, 2022 and 2021 are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Current:
Federal	-	-
State	16,625	41,401
Foreign	88,323	49,110	40,264
Total Current	104,948	90,511	40,264

Deferred:
Federal	-	-
State	-	-
Total Deferred	-	-	-

Income tax expense	104,948	90,511	40,264

The Company’s provision for income taxes for the years ended December 31, 2023, 2022 and 2021 is based on the annual effective tax rate, plus discrete items. The following table presents the provision for income taxes and the effective tax rates for and years ended December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income tax provision	(9,222,658)	(8,096,671)	(8,160,541)
Income tax provision	104,948	90,511	40,264
Effective tax rate	-1.14%	-1.1%	-0.5%

For the years ended December 31, 2023, 2022 and 2021, the difference between the Company’s effective tax rate and the federal statutory tax rate of 21% relates to permanent differences, state and local income taxes, a net increase in the valuation allowances, and other discrete items.

The following is a reconciliation of the income tax at the federal statutory rate to the Company’s provision (benefit) for income taxes for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023		December 31, 2022		December 31, 2021
Income tax expense at federal statutory rate	$(1,936,758)	21.0%	$(1,700,301)	21.0%	$(1,713,714)	21.0%
State and local income taxes net of federal tax benefit	(24,108)	-0.2%	(17,442)	0.2%	(21,754)	0.3%
Return to provision adjustments	(205,230)	2.2%	911,500	-11.3%	5,119	-0.1%
Change in valuation allowance	1,952,580	-21.2%	720,407	-8.9%	2,295,280	-28.1%
Permanent differences	(227,266)	2.64%	166,816	-2.1%	(528,281)	6.5%
Earnings of foreign subsidiary	457,407	-4.9%	-		-
Foreign taxes	88,323	-0.9%	-		-
Other - net	$-		9,531	-0.1%	3,614	-0.0%
Income tax expense (benefit)	$104,948	-1.14%	$90,511	-1.1%	$40,264	-0.5%

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INCOME TAXES (CONTINUED)

At December 31, 2023, 2022 and 2021 the Company had federal net operating losses (“NOLs”) in the amount of $33,069,147, $25,375,000 and $17,817,000 respectively, which are offset by a valuation allowance. These NOLs expire from 2035 to 2042 or have indefinite lives as follows. Under the Tax Cuts & Jobs Act of 2017 (“TCJA”) and the Coronavirus Aid, Relief, and Economic Security Act of 2020 (“CARES Act”), net operating loss deductions are limited to 80% of taxable income for tax years after December 31, 2020.

12/31/2035	$35,945
12/31/2036	836,622
12/31/2037	1,922,017
Indefinite	30,274,563
Total Federal Net Operating Loss Carryforward	$33,069,147

The tax effects of temporary differences and related deferred tax assets and liabilities are as follows:

	December 31, 2023	December 31, 2022
Accrued expenses	$-	$65,011
Fixed and intangible assets	173,462	(54,219)
Allowance for doubtful accounts	53,807	13,884
Stock Options	102,019	-
Warrant amortization	208,103	211,142
Net operating loss - Federal	6,944,521	5,328,850
Net operating loss - States	225,032	189,695
	7,706,944	5,754,363
Less: Valuation allowance	(7,706,944)	(5,754,363)
Net deferred tax asset	$-	$-

The Company has a valuation allowance of $7,706,944 and $5,754,363 as of December 31, 2023 and 2022, respectively. The valuation allowance increased by $1,952,580. In making this determination, the Company is required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results.

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

The Company is subject to taxation in the United States and Mexico. Earnings from non-U.S. activities are subject to local country income tax. None of the Company’s federal, state, or local income tax returns are currently under examination by the United States or respective authorities. The Company’s 2019 to 2022 tax years remain subject to potential examination by the United States and various state and local jurisdictions.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LEASES

In November 2021, Fr8App entered into a lease agreement for 62 workstations in Mexico for a term of 12 months which expired on October 31, 2022. In November 2022, the Company entered into a lease agreement for 31 workstations in Mexico for a term of 12 months expiring in November 1, 2023. In November 2023, the Company renewed their lease agreement for a term of 12 months which will expire on November 1, 2024. The rent expense for the years ended December 31, 2023 and 2022, was approximately $101,000 and $118,000, respectively.

NOTE 14 – SEGMENT INFORMATION

Geographic long-lived asset information presented below is based on the physical location of the assets at the end of year. Long-lived assets including intangible assets, capitalized software, property and equipment and security deposits, by geographic region, are as follows at:

	December 31, 2023	December 31, 2022
United States	$156,411	$262,764
Mexico	675,449	540,036
Total long-lived assets	$831,860	$802,800

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers:

	Year Ended December 31,
	2023	2022	2021
United States	$9,870,950	$20,071,385	$20,156,744
Mexico	7,189,803	5,817,051	1,317,407
Total revenue	$17,060,753	$25,888,436	$21,474,151

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – WARRANTS

On February 9, 2022, the Company and the SPA Investors entered into the A&R SPA (See Note 4) pursuant to which the Company agreed to, among other things, issue four series of warrants (Series A, Series B, Series C and Series D) to purchase an aggregate of 65,111 of the Company’s ordinary shares. These warrants will remain exercisable for a period of seven years after issuance. The exercise price of Series A, Series B, Series C and Series D Warrants are $330.00, $264.00, $165.00, $247.50 per ordinary share, respectively, subject to customary adjustments for stock splits, dividends, rights offerings, pro rata distributions and fundamental transactions.

On February 9, 2022, the Company and the PIPE Investors entered into a Securities Purchase Agreement pursuant to which the Company agreed to sell and issue to the PIPE Investors an aggregate of 1,060,606 restricted Series B Preferred Shares along with Series A warrants to purchase 10,606 of the Company’s ordinary shares, in a private placement for an aggregate purchase price of $3,500,000 upon closing of the Merger (See Note 4).

The following assumptions were used when calculating the fair value of the Series A, B, C and D Warrants:

Exercise price of the warrants	$165.00-330.00
Contractual life of the warrants	7 years
Current value of the underlying share	$263.00
Expected volatility	88.05%
Expected dividend yield	0.00%
Risk-free interest rates	1.98%

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – WARRANTS (CONTINUED)

On July 12, 2022, the Company entered into a securities amendment agreement with holders of the Company’s Series Seed, Series A1-A, Series A2, Series A4 Preferred Shares, Series B Preferred Shares and Series A, B, C and D warrants issued pursuant to the A&R SPA dated February 9, 2022 (the “Warrants”). The securities amendment agreement amended several terms of the Preferred Shares and the Warrants, including conversion terms. See Note 17 for further details.

As part of the October 27, 2022 securities purchase agreement, as described in Note 17, the Company issued 4,000 ordinary shares and 21,000 ordinary shares upon the exercise of warrant at an exercise price of $0.10 per share, for a total consideration of $1,002,100.

As part of the 2023 Convertible Note agreement described in Note 11, the Company issued to the Noteholder a warrant (the “January Warrant”) to purchase up to 286,670 of its Ordinary shares at an exercise price of $150.00. The January Warrant carries a cashless exercise feature in which if the resale by the Noteholder of the warrant shares issuable upon exercise of this warrant are not available to be issued to the Noteholder without legend or other restrictions, the Noteholder can elect to receive upon such exercise the higher of (i) 0.85 Ordinary shares per warrant share, or 243,669 Ordinary shares in such exercise and (ii) “Net Number” of Ordinary shares (as defined in the warrant agreement). The January Warrant expires on January 3, 2033.

In order to incentivize the 2023 Convertible Note Noteholder to convert its note and as part of the Second Debt Modification Agreement, on June 30, 2023, the Company issued to the Noteholder a warrant to purchase 25,000 Ordinary Shares at $4.00 per share (“June Warrant”) (see Note 11). The June Warrant is valid from June 30, 2023 through June 30, 2033 and has a cashless exercise feature.

As additional consideration for a draw down under the 2023 Convertible Note on November 30, 2023 (see Note 11), the Company issued a warrant to purchase 366,303 Ordinary Shares at an exercise price of $150.00 per share to the Noteholder (the “November Warrant”). The November Warrant carries a cashless exercise feature in which if the warrant shares issuable upon exercise of the warrant are not available to be issued to the Noteholder without legend or other restrictions, the holder can elect to receive upon such exercise the higher of (i) 1 ordinary share per warrant share, equal to 366,303 Ordinary shares in such exercise and (ii) “Net Number” of Ordinary Shares (as define in the warrant agreement). The November Warrant expires on November 30, 2033. The Warrant agreement does not provide unconditional or conditional obligation requiring the issuer to redeem the instrument, which are different from the rights provided to all Ordinary stockholders in a fundamental transaction. The Company’s only commitment in such transaction is that the successor entity is a public entity which assumes the warrant obligations.

As additional consideration for a draw down under the 2023 Convertible Note on December 18, 2023, the Company issued a warrant to purchase 25,000 Ordinary Shares at an exercise price of $4.00 per share to the Noteholder (the “First December Warrant”). The First December Warrant is valid for a period of 10 years from the issuance date and has a “cashless” exercise feature.

In order to incentivize the 2023 Convertible Note Noteholder to convert its note, on December 20, 2023 the Company issued to the Noteholder a warrant to purchase 25,000 Ordinary Shares at $4.00 per share (the “Second December Warrant”). The Second December Warrant is valid through June 30, 2033 and has a “cashless” exercise feature.

In accordance with the warrants agreements and effective for all of the warrants issued during the year ended December 31, 2023, the Company shall not effect the exercise of any portion of the warrant, and the Noteholder shall not have the right to exercise any portion of the warrant if, to the extent that after giving effect to such exercise, the Noteholder would beneficially own in excess of 4.99% or by election 9.99% of the ordinary shares outstanding immediately after giving effect to such exercise.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – WARRANTS (CONTINUED)

The warrants issued during the year ended December 31, 2023 are classified as a component of permanent stockholders’ equity within additional paid-in-capital because they are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, permit the holders to receive a fixed number of common shares upon exercise, are indexed to the Company’s common stock and meet the equity classification criteria. In addition, such warrants do not provide any guarantee of value or return.

The fair value of the warrants upon issuance was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions:

Risk-free interest rate	3.72%-4.28%
Remaining contractual term of warrants (years)	10
Expected volatility	60%-65%
Annual dividend yield	0.00%
Fair value of common stock (per share)	$3.60-$21.10
Exercise price	$4.00-$150

The table below summarizes the Company’s warrant activities:

	Number of Ordinary Shares Warrants (*)	Number of Series A, B, C, D Warrants (*)	Number of Series Seed Shares Warrants	Exercise Price Range Per Share	Weighted Average Exercise Price
Balance at December 31, 2021	52	-	4,165	$18.00 to 867.13	28.51
Granted	21,000	84,505	-	0.10 to 330.00	193.92
Forfeited	-	-	-	-	-
Converted	-	(5,133)	-	165.00 to 330.00	210.03
Exercised	(21,000)	-	-	0.10	0.10
Balance at December 31, 2022	52	79,372	4,165	18.00 to 867.13	233.28
Granted	727,973	-	-	4.00 to 150.00	134.96
Forfeited	-	-	-	-	-
Converted	-	(66,044)	-	165.00 to 330.00	247.88
Exercised	-	-	-	-
Balance at December 31, 2023	728,025	13,328	4,165	$4.00 to 867.13	$136.66

(*)	Only ordinary shares were adjusted in the February 5, 2024 reverse stock split.

Series A, B, C, and D Warrants conversion price are 0.779, 0.816, 0.888, 0.826, respectively. During the year ended December 31, 2022, 171 Series A Warrants were converted to 133 ordinary shares based on a conversion price of 0.779, 2,502, Series C Warrants were converted to 2,222 ordinary shares based on a conversion price of 0.888 and 2,460 Series D Warrants were converted to 2,032 ordinary shares based on a conversion price of 0.826.

During the year ending December 31, 2023, 15,507 Series A Warrants were converted to 12,080 ordinary shares based on a conversion price of 0.779, 3,957 Series B Warrants were converted to 3,229 ordinary shares based on a conversion price of 0.816, 15,991 Series C Warrants were converted to 14,200 ordinary shares based on a conversion price of 0.888 and 30,590 Series D Warrants were converted to 25,267 ordinary shares based on a conversion price of 0.826.

NOTE 16 - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering eligible employees with at least two months of service. The Company fully matches employee contributions up to 3% of total compensation, plus 50% of contributions that exceed that amount up to 5% of total compensation. Total expenses for the years ended December 31, 2023 and 2022, was $31,187 and $23,758, respectively.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – STOCKHOLDERS’ EQUITY

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

Prior to Merger Closing

Prior to the closing of the Merger with Hudson, Fr8App’s authorized capitalization under its charter (“Charter”) consisted of the following (at a par value per share of $0.00001, not adjusted for post closing Ordinary reverse stock splits):

Ordinary Shares	6,843,703
Non-Voting Common Shares	8,000
Series Seed Preferred Shares	19,958
Series A1A Preferred Shares	7,991,078
Series A1B Preferred Shares	3,167,474
Series A2 Preferred Shares	2,258,521
Series A3 Preferred Shares*	46,000,000
Series A4 Preferred Shares	1,000,000

*	Changed Series B Preferred Shares post-merger closing

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

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Fr8App, the assets of Fr8App available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined in the Charter) the consideration or proceeds available for distribution were to be distributed to the holders of all classes of stock pro rata based on the number of shared held by each such holder, on as if-converted basis immediately prior to such events. No share of Ordinary Shares, Non-Voting Ordinary Shares or Preferred Stock enjoyed a liquidation preference of priority with respect to any such distributions.

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – STOCKHOLDERS’ EQUITY (CONTINUED)

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

Post-Merger Closing:

On the date of the Merger, the Company adopted Hudson’s Memorandum and Articles of Association (“MAA”). On March 23, 2023, the MAA was amended by the Company, and further amended on June 30, 2023.

The Company is authorized under the MAA as amended, to issue an unlimited number of shares divided as follows:

	Number of Shares	Par Value Per Share
Ordinary Shares	Unlimited	$1.10
Series Seed Preferred Shares	25,000	$0.0001
Series A1A Preferred Shares	10,000,000	$0.0001
Series A2 Preferred Shares	3,000,000	$0.0001
Series A4 Preferred Shares	Unlimited	$0.0001
Series B Preferred Shares	21,000,000	$0.0001
Blank Check Preferred Shares	Unlimited	None

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

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – STOCKHOLDERS’ EQUITY (CONTINUED)

July 2022 Securities Purchase Agreement and Securities Amendment Agreement

On July 12, 2022, the Company and ATW Opportunities Master Fund, L.P. (“ATW Opportunities”) entered into a securities purchase agreement (“July 2022 SPA”) pursuant to which the Company agreed to sell and issue to ATW Opportunities 1,285,714 Series A-4 Preferred Shares for an aggregate cash and in-kind consideration of $2,700,000. The sale contemplates two closings – the first being for 809,524 Series A-4 Preferred Shares for a consideration of $1,700,000, comprising $1,500,000 in cash and the repayment of a $200,000 promissory note issued by the Company to ATW Opportunities dated December 29, 2021 (the “First Closing”) and the second being for 476,190 Series A-4 Preferred Shares for a consideration of $1,000,000 in cash (the “Second Closing”) within 60 days of the closing of the first sale.

Also on July 12, 2022, the Company entered into a securities amendment agreement (“July 2022 SAA”) with holders of the Company’s Series Seed, Series A1-A, Series A2, and Series A4 Preferred Shares (collectively, the “Series A Preferred Shares”), Series B Preferred Shares and Series A, B, C and D warrants issued pursuant to the A&R SPA dated February 9, 2022 (the “Warrants”). The parties to the July 2022 SAA agreed to the following:

(i) The Company’s memorandum and articles of association was amended to remove the anti-dilution provision to its Series A Preferred Shares and a reset of the conversion ratios to Ordinary Shares of Series A1-A, A2, and B. The conversion ratio of the Preferred shares to Ordinary shares following the reset, as adjusted for the February 5, 2024 reverse stock split, are as follows:

Series A1-A: 0.015, Series A2: 0.022, Series A4: 0.015, Series B: 0.047, Series Seed: 0.01

(ii) The Company issued amended and restated Series A, B, C and D Warrants to the warrant holders with the following amendments:

●	The anti-dilution provision was deleted.
●	The cashless exercise formula was amended so that at any time, upon a cashless exercise of the applicable Warrant, 0.779 of Company’s Ordinary share will be issued for each Series A Warrant, 0.816 Ordinary share shall be issued for each Series B Warrant, 0.888 Ordinary share shall be issued for each Series C Warrant and 0.826 Ordinary share shall be issued for each Series D Warrant.

The Company determined that, given the underlying economics in the value of the preferred shares before and after the capital raise, these transactions resulted in an extinguishment of preferred stock and an issuance of new preferred stock. The amendments to the Preferred shares and Warrants terms under the July 2022 SPA were negotiated and agreed as part of the funding provided by ATW Opportunities under the July 2022 SPA and are directly attributable to the equity transaction under that agreement. As such, the amendments are considered as additional value received by the Preferred shares holders resulting in additional paid-in capital and equity issuance cost, payable mostly to ATW Opportunities in a form of improved conversion terms with no net impact on additional paid-in capital and total equity.

October 2022 Securities Purchase Agreement

On October 27, 2022, the Company entered into a securities purchase agreement with ATW Opportunities Master Fund L.P. and ATW Master II, LP. (collectively, the “Purchasers”) pursuant to which the Company agreed to sell for an aggregate purchase price of $1,000,000, an aggregate of 4,000 ordinary shares and pre-funded warrants (the “Warrants”) to purchase 21,00 ordinary shares (the “Securities Purchase”). The closing of the Securities Purchase occurs in two tranches: (a) 1,600 ordinary shares and 8,400 Warrants for $400,000 (the “First Closing”); and (b) 2,400 ordinary shares and 12,600 Warrants for $600,000 no more than twenty (20) business days after the First Closing (the “Second Closing”). The First Closing was on October 27, 2022 and the Second Closing was on November 2, 2022. On October 27th, 2022, 6,300 Warrants were exercised at an exercise price of $0.10. On October 28, 2022 2,100 Warrants were exercised at an exercise price of $0.10. On November 7, 2022, 12,600 Warrants were exercised at an exercise price of $0.10 (see Note 15).

FREIGHT TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – STOCKHOLDERS’ EQUITY (CONTINUED)

Other Issuances of Shares During the Year Ended December 31, 2022

The Company issued a total 54,745 ordinary shares from conversion of 589,292 Series A1A, 68,456 Series A2 and 942,611 Series B preferred shares at a conversion ratio of 0.015, 0.022, 0.047 and 0.015, respectively. The Company also issued a total 4,387 ordinary shares upon conversion of 171 Series A, 2,502 Series C and 2,460 Series D warrants at a conversion ratio of 0.779, 0.888 and 0.826, respectively.

Other Issuances of Shares During the Year Ended December 31, 2023

The Company issued a total 1,244,461 ordinary shares from conversion of 2,714,409 Series A1A, 560,926 Series A2, 6,245,771 Series B and 59,804,176 Series A4 preferred shares at a conversion ratio of 0.015, 0.022, 0.015 and 0.047, respectively. The Company also issued a total 547,758 ordinary shares upon conversion of 15,507 Series A, 3,957 Series B, 15,991 Series C and 30,590 Series D warrants at a conversion ratio of 0.779, 0.816, 0.888 and 0.826, respectively.

The different classes of preferred stock issued are set forth below:

	December 31, 2023	December 31, 2022
Series Seed Preferred Shares	7,020	7,020
Series A1A Preferred Shares	1,169,847	3,884,256
Series A2 Preferred Shares	634,978	1,195,904
Series A4 Preferred Shares	160,927,463	1,854,644
Series B Preferred Shares	1,262,074	7,507,845
Total	164,001,382	14,449,669

NOTE 18 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 3, 2024 the date that the consolidated financial statements were available for issuance.

On February 5, 2024, the Company amended its MAA to effect a ten for one reverse stock split. All ordinary shares and per ordinary share information in these consolidated financial statement has been retroactively adjusted to reflect this reverse stock split. All classes of preferred shares were not subject to this reverse stock split prior to conversion to ordinary shares. The ordinary shares to which the preferred shares are convertible to, are adjusted accordingly upon conversion of the preferred shares.

The Company is authorized under the MAA as amended, to issue an unlimited number of shares divided as follows:

	Number of Shares	Par Value Per Share
Ordinary Shares	Unlimited	$1.10
Series Seed Preferred Shares	25,000	$0.0001
Series A1A Preferred Shares	10,000,000	$0.0001
Series A2 Preferred Shares	3,000,000	$0.0001
Series A4 Preferred Shares	Unlimited	$0.0001
Series B Preferred Shares	21,000,000	$0.0001
Blank Check Preferred Shares	Unlimited	None

On March 11, 2024, the Company entered into a Term Note Purchase Agreement with Freight Opportunities LLC pursuant to provide the Company with a term loan of $750,000. The term loan is for a period of one (1) year and accrues interest at eight percent (8%) per annum, which is reset daily.

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Articles of Associations of China Internet Nationwide Financial Service Inc.

1.2*	Amendment to the Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.3*	Memorandum of Association of China Internet Nationwide Financial Service Inc.

1.4++	Amended and Restated Memorandum and Articles of Association of Hudson Capital Inc.

1.5#	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.

1.6####	Amended and Restated Articles and Memorandum of Association of Hudson Capital Inc.

1.7&&	Amended and Restated Articles and Memorandum of Association of Freight Technologies, Inc.

1.8&&&	Amended and Restated Articles and Memorandum of Association of Freight Technologies, Inc.

1.9>	Amended and Restated Memorandum and Articles of Association of Freight Technologies, Inc.

2.1**	Registrant’s Specimen Certificate for Ordinary Shares

3.1####	Certificate of Merger

4.1>>	Employment Agreement between the Company and its executive officers.

4.2>>	Lease Agreement dated November 1, 2021.

4.3†††	Form of Securities Purchase Agreement dated June 19, 2020

4.4†††	Placement Agent Agreement, dated June 19, 2020

4.5††††	Form of Securities Purchase Agreement dated July 29, 2020

4.6††††	Placement Agent Agreement, dated July 29, 2020

4.7#	Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 13, 2021

4.8#	Form of Pre-funded Ordinary Shares Purchase Warrant

4.9##	Amendment No. 1 to Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 15, 2021.

4.10##	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.11###	Oliveira Warrant dated December 29, 2021.

4.12###	Assignment of Securities Purchase Agreement dated December 29, 2021.

92

4.13###	Promissory Note dated December 29, 2021.

4.14###	Amendment No. 1 to Merger Agreement dated December 29, 2021.

4.15####	Assignment of Securities Purchase Agreement dated February 10, 2022.

4.16####	Form of Pre-funded Ordinary Shares Purchase Warrant.

4.17####	Promissory Noted dated February 10, 2022.

8.1	Subsidiaries of the Registrant

10.1+	Form of Merger Agreement dated October 10, 2020 by and between Hudson Capital, Merger Sub I, Merger Sub II, FreightHub and Stockholders’ Representative and Amendment No. 1 to Merger Agreement dated October 10, 2020

10.2+++	Amendment No. 2 to Merger Agreement dated February 2, 2021.

10.3&	Amendment No. 5 to the Merger Agreement dated September 9, 2021.

10.4#	Termination Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Merger Sub II, Freight App and Stockholders’ Representative.

10.5#	New Merger Agreement dated December 13, 2021 by and between Hudson Capital, Merger Sub I, Freight App and Stockholders’ Representative.

10.6#	2021 Equity Incentive Plan.

10.7####	Amended and Restated of Securities Purchase Agreement among Hudson Capital Inc., Freight App, Inc., ATW Opportunities Master Fund, L.P. and other parties named therein.

10.8####	Form of Series [A/B/C/D] Warrant.

10.9####	Securities Purchase Agreement between Hudson Capital Inc. and PIPE Investors.

10.10####	Form of Registration Rights Agreement.

10.11&&&	Form of Securities Purchase Agreement

10.12&&&	Form of Securities Amendment Agreement

10.13&&&	Form of Amended and Restated Series [A/B/C/D] Warrant

10.14&&&	Form of Registration Rights Agreement

10.15&&&&	Waiver of Registration Rights

10.16 √	Freight Technologies, Inc. 2022 Equity Incentive Plan

10.17√√	Securities Purchase Agreement with ATW Opportunities Master Fund L.P. and ATW Opportunities Master Fund LP., dated October 27, 2022.

10.18√√	Form of Pre-funded Ordinary Shares Purchase Warrant.

10.19√√√	Termination Agreement and Full and Final Release between Mike Flinker and Fr8App.

93

10.20√√√√	Form of Securities Purchase Agreement

10.21√√√√	Form of Note

10.22√√√√	Form of Warrant

10.23>>>	Debt Modification Agreement with Freight Opportunities LLC dated April 24, 2023.

10.24>>>	Amended and Restated Convertible Promissory Note.

10.25>>>>	Debt Modification Agreement with Freight Opportunities dated June 29, 2023.

10.26>>>>	Form of Amended Note.

10.27>>>>	Form of Warrant.

10.28^	Form of Warrant.

10.29^^	Form of Warrant.

10.30	Form of Warrant

10.31^^^	Term Note Purchase Agreement with Freight Opportunities dated March 11, 2024

10.32^^^	Term Note

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14####	Code of Ethics.

19.1	Insider Trading Policy of the Company

97.1	Clawback Policy of the Company

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Previously filed with the Draft Registration Statement on Form F-1, filed with the SEC on November 4, 2016 and incorporated herein by reference.

94

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

& Previously filed with the Current Report on Form 6-K, filed with the SEC on September 15, 2021 and incorporated herein by reference.

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

95

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

>>> Previously filed with the Current Report on Form 6-K, filed with the SEC on April 24, 2023 and incorporated herein by reference.

>>>> Previously filed with the Current Report on Form 6-K, filed with the SEC on July 6, 2023 and incorporated herein by reference.

^ Previously filed with the Current Report on Form 6-K, filed with the SEC on December 5, 2023 and incorporated herein by reference.

 ^^ Previously filed with the Current Report on Form 6-K, filed with the SEC on December 19, 2023 and incorporated herein by reference.

^^^ Previously filed with the Current Report on Form 6-K, filed with the SEC on March 11, 2024 and incorporated herein by reference.

96

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Signature	Title	Date

/s/ Javier Selgas	Chairman, Chief Executive Officer	May 9, 2024
Javier Selgas	(Principal Executive Officer)

/s/ Donald Quinby	Chief Financial Officer	May 9, 2024
Donald Quinby	(Principal Financial Officer and Principal Accounting Officer)

/s/ Luisa Irene Lopez Reyes	Chief Operating Officer	May 9, 2024
Luisa Irene Lopez Reyes

/s/ Paul Freudenthaler	Secretary, Director	May 9, 2024
Paul Freudenthaler

/s/ Nicholas H. Adler	Director	May 9, 2024
Nicholas H. Adler

/s/ William Samuels	Director	May 9, 2024
William Samuels

/s/ Marc Urbach	Director	May 9, 2024

Marc Urbach

97