Form 20-F
period 2025-12-31
Freight Technologies, Inc.
filed 2026-05-14
CIK 1687542

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 001-38172

Freight Technologies, Inc.

(Exact name of the Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

2001 Timberloch Place, Suite 500

The Woodlands, TX

(Address of principal executive offices)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX
Telephone: (773) 905-5076

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no par value	FRGT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,660,627 Ordinary Shares with no par value as of December 31, 2025.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☒	International Financial Reporting Standards as issued		Other	☐
		by the International Accounting Standards Board	☐

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

FREIGHT TECHNOLOGIES, INC.

Annual Report on Form 20-F

Year Ended December 31, 2025

CERTAIN INFORMATION

As used in this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, references to:

●	“3PL” refers to third party logistics services, a term used to describe services that help merchants manage their supply chain. Common 3PL services include freight services, warehouse and inventory management, order fulfillment, shipping coordination, retail distribution, exchanges, and returns;

●	“AI” refers to artificial intelligence;

●	“Amended Memorandum and Articles” refer to the amended and restated memorandum and articles of association in force on the date of this Annual Report;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” refers to the BVI Business Companies Act (As Revised);

●	“Fr8App” refers to Freight App, Inc., our primary operating subsidiary and where applicable, the brand name of our platform focused on FTL;

●	“FTL” refers to full truckload freight. FTL freight is used for shipments that require taking up the space available on an entire truck. With FTL, a single shipper’s goods are the only freight moving on an individual truck. FTL can be provided on a variety of trucks depending on the underlying goods being transported, i.e., a dry van, refrigerated, flatbeds and others;

●	“LTL” refers to less than truckload freight. LTL is used for shipments when multiple shippers’ freight is on the same trailer rather than having a single company’s freight exclusively on an individual trailer. Several LTL shipments are combined into one truck to fill it as near to capacity as possible, the trailer is transported over a longer haul distance and is then unpacked and disaggregated at the destination. LTL is especially appropriate for the needs of small businesses that may require frequent, smaller volume shipments and are not able to economically make use of a full trailer;

●	“Merger” refers to the consummation of that certain merger agreement, dated December 13, 2021, and as amended on December 29, 2021 by and among Hudson Capital, Inc., Hudson Capital Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of Hudson Capital Inc. (“Merger Sub I”), Fr8App and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App whereby Merger Sub I merged with and into Fr8App, with Fr8App surviving the Merger and continuing as a direct wholly-owned subsidiary of the Company. The Merger closed on February 14, 2022 and the separate corporate existence of Merger Sub I and its Certificate of Incorporation and by-laws then in effect ceased, and the organizational documents of Fr8App after the Merger is in the form as agreed by the Company and Fr8App;

●	“shares” or “ordinary shares” refers to our ordinary shares, no par value;

●	“U.S.” means the United States of America;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States;

●	“we,” “us,” “Company,” “our,” “Fr8Tech,” or “FRGT” refers to Freight Technologies, Inc., (formerly known as Hudson Capital, Inc. “Hudson”, or “HUSN”) and, in the context of describing our operations and consolidated financial information, after the Merger, Freight App, Inc. and Freight App de México S.A De C.V.;

●	“$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States and “MXN” refers to the legal currency of Mexico; and

●	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

On December 4, 2024, the Company determined that it no longer qualified as a Foreign Private Issuer (“FPI”), and filed a Form 10-K for fiscal year 2024. Subsequently in 2025, the Company filed a Form 10-Q for its first and second quarters ending March 31, 2025, and June 30, 2025, respectively. On September 22, 2025, the Company determined that it satisfied the definition of a FPI as of June 30, 2025, according to Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

i

Specifically, the Company determined that:

●	Both a majority of its executive officers and a majority of its board of directors are non-U.S. citizens and reside outside the United States;

●	A majority of the Company’s assets are located outside the United States; and,

●	The Company’s business is principally administered outside the United States.

Unless otherwise noted, the share and per share information in this report have been adjusted to give effect to a one-for-five (1-for-5) reverse share split of the authorized and issued and outstanding ordinary shares, which became effective as of December 15, 2025 (the “December 2025 Reverse Split”); a one-for-four (1-for-4) reverse share split of the authorized and issued and outstanding ordinary shares, which became effective as of May 27, 2025 (the “May 2025 Reverse Split”); a one-for-twenty-five (1-for-25) reverse share split of the authorized and issued and outstanding ordinary shares, which became effective as of September 25, 2024 (the “September 2024 Reverse Split”); a one-for-ten (1-for-10) reverse share split of the authorized and issued and outstanding ordinary share, which became effective as of February 5, 2024 ( the “February 2024 Reverse Split”); and a one-for-ten (1-for-10) reverse share split of the authorized and issued and outstanding ordinary share, which became effective as of On March 24, 2023 (the “March 2023 Reverse Split”, together with the December 2025 Reverse Split, the May 2025 Reverse Split, the September 2024 Reverse Split, and the “February 2024 Reverse Split, the “Reverse Splits”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. These statements involve known and unknown risks, uncertainties and other factors, including those listed under Item 3.D. “Risk Factors,” Item 5.A. “Operating Results,” and elsewhere in this Annual Report that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this Annual Report relate to, among other things:

●	growth strategies;

●	future business development, results of operations and financial condition;

●	any statement concerning the attraction and retention of highly qualified personnel;

●	our ability to attract and retain users and customers and generate revenue and profit from our customers;

●	any statements concerning Fr8Tech’s financial performance;

●	any statements regarding expectations concerning Fr8Tech’s relationships and actions with third parties; and

●	future regulatory, judicial and legislative changes in Fr8Tech’s industry.

The forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this Annual Report. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Select Financial Data

Not applicable.

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report, including but not limited to, the matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” and our financial information before you decide whether to invest in our securities. One or more of a combination of these risks could materially impact our business, financial condition or results of operations. In any such case, the market price of our securities could decline, and you may lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently do not consider to be material may also materially and adversely affect our business, financial condition or results of operations.

The following is a summary of risk factors discussed in full below:

Risks Related to Fr8Tech’s Business

●	We are exploring strategic alternatives for our brokerage operations, including a potential sale, and there can be no assurance that this process will result in any transaction or that any transaction will be completed on favorable terms.

●	Fr8Tech’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

●	Fr8Tech’s early-stage operations could expose it to a high concentration of revenues in individual clients and increase the volatility of its revenues.

●	A significant data breach or information technology system disruption could materially adversely affect Fr8Tech, including requiring Fr8Tech to increase spending on data and system security.

●	Operational challenges associated with the use of AI technologies could disrupt our business and increase costs.

●	The development and integration of AI technologies present risks related to data integrity, accountability, and market adoption.

●	Our dependence on a third-party provider for the development and integration of AI technologies exposes us to operational and contractual risks.

●	Our use of AI technology increases exposure to data privacy and cybersecurity risks.

●	The use of AI technologies exposes us to evolving regulatory and compliance risks that could increase operational burdens and legal liability.

●	Trade tensions or adverse regulatory or political changes in any country in which Fr8Tech operates could materially and adversely affect the demand for its services, its operations and financial conditions.

●	Fr8Tech’s industry is rapidly evolving. It expects to continue to face significant competition, which could adversely affect Fr8Tech.

●	Fr8Tech is directly affected by the cyclicality of the trucking industry and general economic conditions.

●	Fr8Tech could be affected by strikes or labor unrest at any border crossing that is relied upon by its customer base.

●	Fr8Tech could be affected by organized crime activities affecting shipment integrity at any border crossing that is relied upon by its customer base.

●	Fr8Tech is exposed to the effects of changing fuel and energy prices, including gasoline, jet fuel and diesel, and what interruptions in supplies of these commodities can bring to the demand for the shipping and commercial freight industry.

●	Truck driver or other supply shortages within the transportation value chain could have material adverse effect on Fr8Tech’s business and operating results.

●	Fr8Tech currently does not hold any patents.

●	The impact of environmental laws and regulations and their enforcement could materially and adversely affect Fr8Tech’s business.

●	Fr8Tech has a history of significant operating losses and expects to incur losses in the future, and Fr8Tech may never achieve or maintain profitability.

●	The audited consolidated financial statements for the year ended December 31, 2025 include an explanatory paragraph in our independent registered public accounting firm’s audit report stating that there are conditions that raise substantial doubt about our ability to continue as a going concern.

●	Our acquisition of JAK Solar Loans 1 Limited exposes us to risks inherent in the residential solar loan market, including credit risk, interest rate risk, prepayment risk, and regulatory risk, which could materially adversely affect our financial condition and results of operations.

●	We may be subject to regulation under the Investment Company Act of 1940, which could have a material adverse effect on our business, financial condition, and results of operations.

●	Historically, Fr8Tech’s existing credit losses have been minimal, less than 0.3% of sales on average over the past three years. Strain on Fr8Tech’s financial position could result from adverse credit events including non-payment from some of Fr8Tech’s larger shipper clients.

●	Raising additional capital may cause dilution to Fr8Tech’s existing shareholders, restrict its operations or cause it to relinquish valuable rights.

Risks Related to Fr8Tech’s Operations

●	A number of Fr8Tech’s personnel are based outside of the United States and regularly conduct business outside of the United States. Fr8Tech is subject to economic, political, regulatory and other risks associated with international operations.

●	Exchange rate fluctuations may materially affect Fr8Tech’s results of operations and financial condition.

●	Fr8Tech may be subject to claims by third parties asserting that its employees or Fr8Tech has misappropriated their intellectual property, or claiming ownership of what Fr8Tech regards as its own intellectual property

●	Fr8Tech’s management team is relatively new and its future success will depend on its ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

●	The trucking industry is highly fragmented and regulated.

●	Increased security requirements impose substantial costs on Fr8Tech, and the Company could be the target of an attack or have a security breach, which could materially adversely affect Fr8Tech.

●	Fr8Tech’s growth plans may not succeed as quickly as anticipated, if at all.

●	Fr8Tech expects to expand its organization, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.

●	We have identified material weaknesses in our internal control systems and may need to invest in additional resources to develop and maintain proper and effective internal control over financial reporting, or the accuracy and timeliness of its financial reporting could be adversely affected.

Risks Related to our Ordinary Shares

●	We pay no dividends, and the Company currently has no plans to pay any dividend to shareholders.

●	The trading price of our ordinary shares is likely to be volatile, which could result in substantial losses to our shareholders.

●	The number of ordinary shares we have outstanding and reported on a number of financial web-sites does not incorporate the effect from conversion of preferred shares, warrants, options or convertible debt and can lead to confusion on the Company’s valuation and hindering its share value.

●	We are vulnerable to predatory short selling practices.

●

Investors in Fr8Tech must rely on the judgment of management regarding the use of Company resources, the different market segments the Company may develop, and the Company’s ability to develop certain relationships.

●	Future sales or registrations or perceived potential sales or registrations of our ordinary shares, or other equity or equity-linked securities in the public market could cause the price of our ordinary shares to decline.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

●	Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under British Virgin Islands law, we conduct most of our operations in Mexico and some of our directors and our executive officers reside outside the United States.

●	The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders may have limited or no recourse if they are dissatisfied with the conduct of our affairs.

●	British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

●	The requirements of being a public company may strain our resources and distract our management.

●	There could be adverse United States federal income tax consequences to United States investors if we were or were to become a passive foreign investment company.

●	In the past, we have received written notifications from The Nasdaq Stock Market LLC informing us that we no longer meet certain continued listing requirements of the Nasdaq Global Market/Nasdaq Capital Market. There is no assurance that an active trading market for our ordinary shares will be sustained.

●	Nasdaq may apply additional and more stringent criteria for our continued listing.

5

●

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our consolidated financial statements.

●	Substantial future sales or issuances of the ordinary shares or securities convertible into, or exercisable or exchangeable for, the ordinary shares, or the perception in the public markets that these sales or issuances may occur, may depress our share price. Also, future issuances of the ordinary shares or rights to purchase ordinary shares could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

●	The sale and issuance of the ordinary shares to an accredited investor pursuant to an equity purchase facility agreement will cause dilution to its existing shareholders, and the substantial resale of the ordinary shares by the accredited investor in the future, or the perception that such sales may occur, could cause the price of the ordinary shares to fall.

Risks Related to Fr8Tech’s Business

We are exploring strategic alternatives for our brokerage operations, including a potential sale, and there can be no assurance that this process will result in any transaction or that any transaction will be completed on favorable terms.

On April 2, 2026, we announced that our Board of Directors is overseeing an evaluation of strategic alternatives for our online brokerage operations, including a potential sale. Our brokerage operations — conducted primarily through Fr8App, Fr8Fleet and Fr8Now — have historically represented the majority of our revenues. The exploration of strategic alternatives is preliminary and exploratory in nature, and there can be no assurance that this process will result in any transaction, that any transaction will be completed on terms favorable to the Company or its shareholders, or that any transaction will be completed at all.

The strategic review process and any resulting transaction may expose the Company to a number of risks, including the following:

The process may divert the time and attention of senior management and the Board of Directors from the operation of the business, which could adversely affect our operating performance during the review period.

Our customers, carriers and employees may have uncertainty about the continuity of the brokerage business during the strategic review process. This uncertainty could cause customers to reduce their reliance on our brokerage platform, carriers to seek alternative arrangements, or key employees to seek other employment opportunities, any of which could adversely affect our revenues, operating performance and ability to complete a transaction on favorable terms.

If we are unable to complete a transaction, or if a transaction is delayed, we will have incurred the costs and management distraction associated with the strategic review without realizing the anticipated benefits. We may also be required to continue operating the brokerage business in a manner that is inconsistent with our strategic direction toward a software-first business model, which could result in continued allocation of capital and management resources to the brokerage operations.

If we complete a sale or other disposition of the brokerage operations, the proceeds we receive may not reflect the historical revenue contribution or the book value of those operations. Following any such transaction, the Company would be substantially more dependent on the revenues generated by its SaaS and AI software products — Fleet Rocket, Zayren, Zayren Pro and Fr8Radar — which are at an earlier stage of commercial development and have not yet generated revenues comparable to the brokerage business.

Any transaction involving the brokerage operations may require regulatory approvals, third-party consents, or shareholder approvals that may be difficult or time-consuming to obtain, and the failure to obtain any required approval could prevent or delay the completion of a transaction.

We do not intend to provide further updates on the strategic review process unless and until a definitive agreement is reached or disclosure is otherwise required. As a result, shareholders may have limited visibility into the progress or outcome of the process during the review period.

Fr8Tech’s limited operating history may make it difficult for you to evaluate the success of its business to date and to assess its future viability.

Fr8Tech’s wholly owned subsidiary Fr8App was founded in 2015 with a purpose to develop and offer solutions to the US-Mexico cross-border commercial freight market, and by extension, the US-Canada border. The first commercial version of Fr8App’s platform (the “Platform”) was launched in 2017. Through ongoing product development efforts, in 2019 we enhanced our initial solution by adding business intelligence and analytics as well as active freight brokerage support services. In 2020, management renewed focus on promoting freight services to Shippers and Carriers (each as defined below under Item 4.B. “Business Overview”) to increase traffic on its freight matching platform. In December 2021, Fr8Tech launched its fixed fleet product under the Fr8Fleet brand name, and introduced a LTL product, under the Fr8Now brand name in 2023. The Company launched Waavely, a containerized ocean shipping freight brokerage platform, in July 2024, and launched Fleet Rocket, a Transportation Management System (“TMS”) software offering in February 2025. In November 2025, Zayren, an AI-based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic over-the-road (“OTR”) freight shipments across Mexico and the United States, was released.

These latest offerings are still in their early stages of market reach and customer acceptance. Accordingly, consideration should be taken toward Fr8Tech’s prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Any predictions made about its future success or viability may not be as accurate if Fr8Tech had a longer operating history or a longer history of successfully developing and marketing its product offerings. Fr8Tech’s relatively limited operating history may make it difficult to evaluate the success of its business and assess its future viability.

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

Fr8Tech works with a number of large corporate entities, primarily Shippers, in helping to fulfill their logistics needs. Many of these clients use Fr8Tech for a small portion of their overall logistics requirements. Shippers tend to be repeat customers, whose demand for Fr8Tech services can grow in an accelerated manner relative to the overall size Fr8Tech’s book of business. Fr8Tech’s largest single client in 2025 and 2024, Kimberly-Clark de México, S.A.B. de C.V. (“KCM”), represented approximately 42% and 48% of total 2025 and 2024 annual revenues, respectively. Changes in Fr8Tech’s customer base or in the demands from some of the larger customers may add volatility to results while the Company remains in its early growth stages.

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

Operational challenges associated with the use of AI technologies could disrupt our business and increase costs.

We have implemented AI technologies into our operations, including our AI-powered Tendering Bot, and may continue to expand their use in the future. These technologies support automation and efficiency in targeted areas of our business, such as freight tendering, where they extract and process shipment data. While AI plays an important and growing role within our technology suite, its integration also presents multiple risks.

Because our AI tools interact with key components of our logistics infrastructure, any technical malfunction, data inaccuracy, or integration issue could delay load postings, result in miscommunication of shipment details, or disrupt automated workflows. These disruptions may adversely impact carrier responsiveness, reduce customer satisfaction, or create inefficiencies that require manual intervention. Persistent or widespread issues with AI performance could lead to operational disruptions, increased costs, or reputational harm. Resolving such problems may divert engineering, IT, or customer support resources from other business priorities.

The development and integration of AI technologies present risks related to data integrity, accountability, and market adoption.

AI technologies also present risks related to the accuracy and integrity of the data they rely on. Algorithms may process biased or incomplete information, leading to flawed or discriminatory outputs. In some cases, AI models incorporate third-party tools or datasets with uncertain intellectual property ownership, which introduces legal risk. As AI-generated decisions become more integrated into our systems or partner platforms, we may be held accountable for unintended outcomes such as profiling or bias. Inadequate disclosures regarding how our AI systems function may expose us to litigation, regulatory inquiry, or reputational damage. Additionally, the rapid pace of AI innovation may necessitate ongoing investment in oversight, monitoring, and data management to mitigate risks and maintain performance.

In addition, market demand for AI-driven solutions may fluctuate based on shifting customer expectations, evolving industry standards, and competitive offerings. Our ability to successfully scale or integrate these technologies could be limited if we are unable to keep pace with such developments. A failure to adapt quickly or to meet customer requirements may result in unrealized benefits from our AI investments and could negatively affect our business, financial condition, and results of operations.

Our dependence on a third-party provider for the development and integration of AI technologies exposes us to operational and contractual risks.

We rely on TB Networks, S.A.P.I. de C.V. (“Trebu”) as a service provider for the development, operation, and ongoing support of our AI-powered Tendering Bot under the terms of a service agreement dated November 16, 2024. Trebu provides core automation capabilities that support our ability to identify and process customer shipment requests through AI. Our collaboration depends on continued technical integration, including secure access to Fr8App APIs and accurate synchronization of shipment and facility data between our systems. For more information, see Item 4. “Information on the Company.”

If Trebu fails to fulfill its obligations, such as maintaining AI functionality, ensuring system reliability, or meeting integration requirements, we may experience service disruptions, delays in shipment processing, or degradation in platform performance. Although the agreement includes provisions for support and termination, we may not be able to quickly replace Trebu or replicate its system functionality with an alternative provider without incurring additional costs or delays.

Moreover, as outlined in the agreement, we are obligated to provide Trebu with system access and timely compensation for their services, and either party may terminate the contract with prior notice or in the event of an unremedied material breach. These conditions create potential exposure to contractual disputes, operational downtime, and transitional risk if the agreement is terminated or not renewed. In addition, because Trebu processes commercial data for the Fr8App marketplace through its AI system, any failure to safeguard proprietary or sensitive information could result in reputational harm, regulatory scrutiny, or legal liability. As our reliance on this third-party technology continues, we may face heightened risks associated with performance, compliance, and business continuity.

Our use of AI technology increases exposure to data privacy and cybersecurity risks.

Our AI systems process and transmit sensitive commercial data, including shipment details, customer communications, and carrier information. Any unauthorized access to or improper use of this data could expose us to regulatory penalties, litigation, or reputational damage. The integration of AI tools with Fr8App and Fleet Rocket involves data flows across systems and parties, increasing the surface area for potential cyber threats or breaches. The complexity and interconnectivity of these systems may create vulnerabilities that are difficult to detect and mitigate in real time.

As our AI capabilities evolve and become more interconnected with customer-facing platforms, we face heightened exposure to cybersecurity threats, including phishing, ransomware, data corruption, or insider threats. A significant security breach, particularly one involving the compromise of customer data processed through AI tools, could result in service disruption, financial losses, and reputational harm. We also face potential liability if data used or generated by our AI systems is inadvertently exposed or misused.

Moreover, as we scale our AI capabilities, we must ensure that robust safeguards are in place to protect against data leakage, unintended exposure, or misuse. This includes continuous monitoring, encryption, secure application programming interfaces (“API”) management, and employee training. Ensuring compliance with evolving data privacy regulations across jurisdictions, including in the U.S. and Mexico, will require ongoing investment in security infrastructure, oversight mechanisms, and legal compliance efforts. Failure to meet these obligations could adversely impact our operations, customer trust, and financial condition.

The use of AI technologies exposes us to evolving regulatory and compliance risks that could increase operational burdens and legal liability.

As we continue to incorporate AI technologies, including our AI-powered Tendering Bot, into our operations, we are subject to an increasingly complex and evolving global regulatory environment. Governments around the world, including in the United States, Mexico, and the European Union, are actively developing legal frameworks to govern the use of AI, particularly in areas related to data processing, automated decision-making, and transparency. For example, the European Union has enacted the Artificial Intelligence Act, which introduces specific compliance obligations that may influence regulatory trends globally.

Although current regulations specific to AI remain limited in many jurisdictions, future legislation may impose requirements on how we design, deploy, and manage AI systems—such as mandates for explainability, risk classification, human oversight, and data governance. We may also be required to disclose how our AI algorithms process data or make decisions, particularly in cross-border transactions involving customer and carrier information. Non-compliance with these emerging rules could subject us to enforcement actions, fines, litigation, or reputational harm.

Further, the use of AI may raise concerns related to ethical standards, bias, and accountability. If our AI systems are perceived to make flawed or discriminatory decisions, or if we fail to adequately disclose their capabilities and limitations, we may be exposed to regulatory inquiries or loss of customer trust. Addressing these risks will require continued investment in compliance infrastructure, cross-functional training, and potential modification of AI-based workflows, all of which may increase our costs and affect our operational flexibility.

Trade tensions or adverse regulatory or political changes in any country in which Fr8Tech operates could materially and adversely affect the demand for its services, its operations and financial conditions.

Fr8Tech has business operations in the U.S., Mexico and Canada. These three countries currently have a free trade agreement which directly impacts the amount of international trade across the US-Mexico and the US-Canada borders. The first such trade agreement, the North America Free Trade Agreement (“NAFTA”), went into effect in 1994 and was followed by tremendous increase in trade amongst all three countries. The United States-Mexico-Canada Agreement (“USMCA”), substituted NAFTA and entered into force on July 1, 2020, is undergoing a joint review in 2026. If the USMCA is terminated, or otherwise substantially amended, it could have a material adverse impact on our financial performance. Any such tariffs, restrictions or other changes could lead to additional costs, delays in shipments, embargoes or other uncertainties that could negatively impact our relationships with our customers. Unanticipated changes in trade agreements or sudden political changes in any of these three countries in which Fr8Tech operates could have a material adverse effect on customers’ demand for its services. Fr8Tech’s business can be greatly impacted by the laws, regulations and policies that affect trade among these three countries, including tariff and trade policies, export requirements and other restrictions and general political instability or unrest. Factors that result in general economic changes are also beyond Fr8Tech’s control, and it may be difficult for Fr8Tech to adjust its business model to mitigate the impact of any of these factors, if at all. In particular, Fr8Tech’s business could be affected by levels of political unrest, especially if it affects border traffic, industrial production, consumer spending and retail activity. Fr8Tech could be materially and adversely affected by adverse developments in these and other aspects of the economies in which Fr8Tech operates. If Fr8Tech is unable to implement its business strategies successfully or properly react to changes in market conditions as a result of trade wars or political changes in these countries, its financial condition, results of operations and cash flows could be materially and adversely affected.

Fr8Tech’s industry is rapidly evolving. It expects to continue to face significant competition, which could adversely affect Fr8Tech.

The 3PL and logistics industries are rapidly evolving, including demand for greater efficiency, increasing usage of AI and increased visibility into logistics processes. Fr8Tech expects continued significant competition on a national and international level. Fr8Tech’s competitors include, among others, the postal services of the U.S. and other nations, various large and small motor Carriers, express companies, freight forwarders, air couriers, large transportation and e-commerce companies that are making significant investments in their capabilities, and start-ups and other companies that combine technologies with crowdsourcing to focus on local market needs, some of whom may currently be its customers.

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

The trucking industry has historically been highly cyclical and especially susceptible to trends in economic activity, and has historically fluctuated in response to factors that are beyond Fr8Tech’s control, such as general economic conditions, interest rates, federal and state regulations, consumer spending and fuel costs. The industry is particularly sensitive to the consumer, industrial and manufacturing sectors of the economy, which generate a significant portion of the freight tonnage hauled by heavy-duty trucks. The USMCA region and trade within has also been affected by the ongoing near-shoring and on-shoring phenomenon with many multinational enterprises shifting manufacturing, assembly, distribution, and other operations to be closer to their end customers in North America and to take advantage of comparably favorable cost structures, economic incentives and trade policies within the region. Since truck fleet owners and professional truck drivers are some of the key Carriers Fr8Tech serves, Fr8Tech’s business activities are directly tied to the production and purchase of goods and other key macro-economic measurements. When individuals and companies purchase and produce fewer goods, Fr8Tech’s customers transport fewer goods. Downturns in consumer business cycles, such as the home construction, automobile, and manufactured goods sectors, can create excess capacity in the trucking industry and may have a material adverse effect on Fr8Tech’s business and operating results.

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

The cross-border trucking industry relies on Carriers and freight intermediaries to provide safe passage where the integrity of shipments between destination points is essentially assured. Organized crime has a history of either outright theft of shipments or of using carrier capacity for transportation of goods that are not legitimate or are illegal. Having any shipments in which Fr8Tech is involved be the target of organized crime activity could adversely affect Fr8Tech’s customers and Fr8Tech’s operating results and financial condition.

Fr8Tech is exposed to the effects of changing fuel and energy prices, including gasoline, jet fuel and diesel, and what interruptions in supplies of these commodities can bring to the demand for the shipping and commercial freight industry.

Changing fuel and energy costs have a significant impact on the expenses incurred by the shipping and commercial freight industry. The war in Ukraine and conflicts between United States-Israel-Iran have had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in the aforementioned conflicted region, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations. Higher fuel charges in the future may affect Carriers results and performance when they are unable to pass on their higher costs to Shippers. Changes in fuel prices, disruption in energy supplies as a result of war, actions by oil producers or other factors beyond Fr8Tech’s control, could in turn have a material adverse effect on Fr8Tech’s business.

Truck driver or other supply shortages within the transportation value chain could have a material adverse effect on Fr8Tech’s business and operating results.

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

Fr8Tech currently does not hold any patents.

The Company holds two registered US trademarks, and two Fleet Rocket applications are pending in the US and Mexico currently, but does not hold any patents. Although Fr8Tech believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise, and has taken appropriate steps to protect its intellectual property, the measures taken may not be adequate.

The impact of environmental laws and regulations and their enforcement could materially and adversely affect Fr8Tech’s business.

The trucking industry has historically been subject to extensive federal, state, local, and foreign environmental laws and regulations relating to protection of the environment and human health and safety. Environmental laws and regulations are subject to frequent amendment and any changes of regulations in the trucking industry could adversely affect Fr8Tech’s business. Routes and pricing for commercial freight could be regulated. Controlled margins or prices for certain goods could be put into effect. Fr8Tech cannot predict the impact of any new regulations on the 3PL and transportation industries. The effect these potential regulations could have on the commercial freight business, and in turn, its business and operating results may be long-lasting.

Risks Related to Fr8Tech’s Financial Position and Need for Additional Capital

Fr8Tech has a history of significant operating losses and expects to incur losses in the future, and Fr8Tech may never achieve or maintain profitability.

Fr8Tech has a history of significant operating losses, and Fr8Tech has not been profitable since inception in 2015. Fr8Tech plans to continue to invest in improving Fr8Tech’s products and services. Recurring losses from Fr8Tech’s operations could raise substantial doubt regarding its ability to continue as a going concern. If Fr8Tech fails to transition from a company with a development focus and in early growth strategies to fully commercializing its product offerings, it may not be able to fund its operations without raising additional capital, if at all. While Fr8Tech has been successful in raising capital in the past, there is no assurance that it can access additional capital in the future when needed, on favorable terms, or at all. If Fr8Tech fails to execute its business plan and strategies, it may incur losses for the foreseeable future, and be unable to fund its operations at some time in the future.

The audited consolidated financial statements for the year ended December 31, 2025 include an explanatory paragraph in our independent registered public accounting firm’s audit report stating that there are conditions that raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2025, we had an accumulated deficit of $(52.8) million, shareholder’s equity of $5.3 million and a working capital of $31 thousand. As of December 31, 2025, we had $2.9 million of short-term debt and $0.3 million of unrestricted cash on hand. For the year ended December 31, 2025, we recognized a net loss of $(7.9) million and negative cash flows from operations of $(4.5) million. Since inception, we have met our cash needs through proceeds from issuing convertible notes, debt, and issuance of preferred and ordinary shares, and we expect that we will need to meet future cash needs by raising debt and issuing ordinary and preferred shares and/or warrants. The Company has a revolving line of credit facility of up to $5 million. We currently project that we will need to draw on additional funds on our existing facilities and need additional capital to fund our current operations and capital investment requirements until the Company scales to a revenue level that permits cash self-sufficiency. As a result, we may need to raise additional capital or secure debt funding to support on-going operations until such time. Our independent registered public accounting firm, TAAD LLP, has included an explanatory paragraph in its audit report that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2025, stating that there are conditions that raise substantial doubt about our ability to continue as a going concern.

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

In 2024, the Company raised $0.9 million through the issuance of promissory notes, which were forgiven in the year, and established an ATM program to offer and sell ordinary shares in aggregate of up to $4.75 million, through which the Company raised $2.9 million net of all commissions, fees and expenses.

In 2025, the company raised approximately $3.5 million through the issuance of equity securities, $2.9 million through the issuance of convertible notes, and held an outstanding balance under its $5.0 million revolving line of credit of approximately $2.9 million as of December 31, 2025.

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

Our acquisition of JAK Solar Loans 1 Limited exposes us to risks inherent in the residential solar loan market, including credit risk, interest rate risk, prepayment risk, and regulatory risk, which could materially adversely affect our financial condition and results of operations.

On December 31, 2025, we acquired JAK Solar Loans 1 Limited (“JAK Solar”), a portfolio company, limited by shares organized under the laws of the British Virgin Islands, holding 62 U.S. residential solar power system loans with an acquisition-date fair value of approximately $1.2 million, in exchange for 5,500,000 Series C Convertible Preferred Shares with a fair value of $5,727,021. The acquisition resulted in the recognition of goodwill of $4,487,175, representing the going concern value of JAK Solar’s operational infrastructure, including its loan servicer relationships, banking arrangements, and recordkeeping framework. We have described this acquisition as a strategic platform to invest in the U.S. residential solar loan market, and we may pursue additional solar loan acquisitions or similar financial asset investments in the future.

This strategic expansion exposes us to a category of risks distinct from our core freight technology business, including the following:

Credit risk

The acquired loan portfolio consists of residential borrowers whose ability to repay depends on personal financial circumstances that are outside our control. While all 62 loans were current and performing as of the acquisition date, borrowers may default in the future due to job loss, declining property values, changes in interest rates, or broader economic deterioration. The gross contractual amounts receivable under the portfolio are $2,099,879, against an acquisition-date fair value of $1,194,485 — a discount that reflects, among other things, estimated credit losses over the life of the portfolio. If actual credit losses exceed our estimates, we may be required to recognize additional provision for credit losses, which would adversely affect our results of operations. Since January 1, 2024, JAK Solar had written off three loans with aggregate outstanding principal and accrued interest of $82,576, which reflects the inherent credit risk in this asset class.

Interest rate risk

The fair value of our solar loan portfolio was determined by discounting expected future cash flows at a market rate of return of 6.11%. If market interest rates rise materially, the fair value of the portfolio may decline, and the effective yield on the portfolio may be less competitive relative to alternative investments. Because the loans are fixed-rate residential instruments, we do not benefit from rising rates on the existing portfolio, and rising rates may also increase prepayment risk as borrowers seek to refinance or sell their homes.

Prepayment risk

Residential solar loan borrowers may prepay their loans earlier than expected, including in connection with the sale of their home, a refinancing transaction, or removal of the solar equipment. Early prepayment accelerates the accretion of the acquisition discount into interest income but reduces the total interest income earned over the life of the loan. Significant prepayments could reduce the expected yield on the portfolio below our assumptions and adversely affect our financial results.

Concentration and scale risk

The acquired portfolio consists of 62 loans with a combined fair value of approximately $1.2 million. This is a small portfolio that does not provide significant diversification across borrowers, geographic markets, or loan vintages. A cluster of defaults or prepayments within this limited portfolio could have a disproportionate impact on our results relative to a larger, more diversified loan portfolio.

Servicer and operational dependency

The acquired loans are serviced by Vervent, a third-party loan servicer, and the solar equipment underlying the loans is supported by a third-party asset servicer. We are dependent on the continued performance of these service providers to collect payments, manage delinquencies, and maintain borrower relationships. If either servicer fails to perform its obligations, experiences financial difficulty, or terminates its agreement, our ability to manage and collect on the portfolio could be materially impaired. The servicer agreements are priced at prevailing market rates and do not provide us with a contractual advantage relative to market terms.

Goodwill impairment risk

We recognized goodwill of $4,487,175 in connection with the JAK Solar acquisition, representing the excess of the fair value of consideration transferred over the fair value of net identifiable assets acquired. Goodwill is not amortized but is subject to annual impairment testing under ASC 350. If the fair value of the JAK Solar reporting unit declines below its carrying value — due to deterioration in the loan portfolio, loss of servicer relationships, changes in market conditions, or other factors — we may be required to recognize a goodwill impairment charge, which could be material to our results of operations. Given that the goodwill recognized represents approximately 78% of the total consideration transferred, the carrying value of the JAK Solar reporting unit is sensitive to assumptions about the value of its operational infrastructure and growth prospects.

Regulatory and compliance risk

Residential solar loans are subject to federal and state consumer lending laws, including the Truth in Lending Act of 1968, as amended, the Real Estate Settlement Procedures Act of 1974, as amended, and various state licensing and usury requirements. As the acquirer of these loans, we may be subject to compliance obligations, regulatory examinations, or borrower claims that arise from loan origination or servicing practices that predate our ownership. We did not originate these loans and may have limited visibility into the compliance history of the portfolio. Any regulatory action, borrower litigation, or compliance deficiency could result in financial penalties, reputational harm, or operational disruption.

Strategic execution risk

We have described the JAK Solar acquisition as a platform to invest in the U.S. residential solar loan market, a business that is substantially different from our core freight technology operations. We have limited experience in originating, underwriting, acquiring, or managing residential solar loans at scale. Our ability to grow this platform, identify suitable loan portfolio acquisition opportunities, perform adequate due diligence, and integrate acquired portfolios into our operations is uncertain. The residential solar loan market is competitive and is subject to changes in federal and state energy policy, solar equipment economics, and consumer demand for solar installations, all of which are outside our control. If we are unable to execute on this strategy, the goodwill and other assets associated with the JAK Solar acquisition may not generate the returns we anticipate, and we may be required to recognize impairment charges or write-offs that adversely affect our financial condition.

We may be subject to regulation under the Investment Company Act of 1940, which could have a material adverse effect on our business, financial condition, and results of operations.

The Investment Company Act of 1940, as amended (the “Investment Company Act”), regulates companies that are engaged primarily in the business of investing, reinvesting, owning, holding, or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company may be deemed an investment company if more than 40% of its total assets — excluding cash items and U.S. government securities — consist of “investment securities” (the “40% Test”). Companies that meet this definition are required to register with the United States Securities and Exchange Commission (the “SEC”) as investment companies and are subject to extensive regulation governing, among other things, capital structure, leverage, affiliated transactions, governance, and the issuance of securities.

Through our acquisition of JAK Solar Loans 1 Limited on December 31, 2025, we acquired a portfolio of 62 U.S. residential solar power system loans with an acquisition-date fair value of $1,194,485. We have described the acquisition as providing a strategic platform to invest in the U.S. residential solar loan market, and we may acquire additional solar loans or other financial assets in the future as part of this strategy. Depending on how residential solar loans are characterized under the Investment Company Act, the growth of our financial asset portfolio relative to our total assets could cause us to approach or exceed the 40% threshold, particularly if our freight technology business experiences revenue or asset declines that reduce the non-financial asset component of our total asset base.

We believe we are not currently required to register as an investment company under the Investment Company Act, principally on the basis that we are primarily engaged in the freight technology business and that our financial asset holdings represent a secondary, diversifying investment rather than our primary business. Section 3(b)(1) of the Investment Company Act excludes from the definition of investment company any issuer that is primarily engaged, directly or through majority-owned subsidiaries, in a business other than that of investing, reinvesting, owning, holding, or trading in securities. However, the determination of whether a company qualifies for this exclusion is highly fact-specific, depends on the composition of the company’s assets and revenues over time, and is subject to interpretation by the SEC. There can be no assurance that the SEC would agree with our characterization, or that changes in our asset composition, business activities, or applicable law or regulatory guidance would not cause us to be deemed an investment company in the future.

If we were deemed to be an investment company under the Investment Company Act and were required to register as such, we would become subject to substantial regulatory requirements that could materially and adversely affect our business. These include restrictions on our ability to incur indebtedness and use leverage, limitations on transactions with affiliates, requirements regarding the composition and independence of our board of directors, restrictions on the issuance of multiple classes of securities, and ongoing reporting and compliance obligations that would be costly and operationally burdensome. In addition, certain contracts entered into by an unregistered investment company may be voidable under the Investment Company Act, which could expose us to claims or litigation with counterparties.

Even if we are not required to register as an investment company, we may be required to monitor and actively manage our asset composition to ensure that we do not inadvertently cross the 40% threshold as our business evolves. This could constrain our ability to pursue acquisitions or investments that would otherwise be consistent with our stated strategy of expanding our solar loan portfolio, or could require us to dispose of financial assets or accelerate the growth of non-financial assets in ways that may not be commercially optimal. Managing our asset composition to avoid investment company status could therefore limit our strategic flexibility and impose opportunity costs on our business.

Furthermore, the regulatory framework applicable to investment companies is complex, and interpretations of the Investment Company Act by the SEC and courts have evolved over time. Legislative or regulatory changes, or new SEC guidance regarding the treatment of loan portfolios or other financial assets, could alter the analysis in ways that are difficult to predict. We cannot guarantee that our current or future asset composition, investment activities, or business strategy will not ultimately result in our being subject to the Investment Company Act, and any such determination could have a material adverse effect on our business, financial condition, results of operations, and the market price of our Ordinary Shares.

Historically, Fr8Tech’s existing credit losses have been minimal, 0.3% of sales on average over the past three years. Strain on Fr8Tech’s financial position could result from adverse credit events including non-payment from some of Fr8Tech’s larger shipper clients.

Fr8Tech undertakes a review of all Shipper clients and their financial condition, among other factors, prior to extending credit terms. Historically, some customers have paid Fr8Tech for services provided after their extended payment terms. While losses from lack of payment by any Shipper have been low throughout the Company’s history, it could suffer from either delays in payment or refusals to pay for services rendered from any of its Shipper clients. Not being paid on time by its Shippers can adversely affect the Company’s financial position and the results of its operations. Additionally, many Carriers expect Fr8Tech to make prompt and timely payment for their services provided to Fr8Tech and our customers. If Fr8Tech’s Shipper clients do not pay Fr8Tech on time, this may negatively affect Fr8Tech’s ability to make timely payments to its Carriers providers. Such a pattern of events could result in a loss of business or impact Fr8Tech’s ability to secure Carrier services in the future, which could be difficult to recover.

Raising additional capital may cause dilution to Fr8Tech’s existing shareholders, restrict its operations or cause it to relinquish valuable rights.

While Fr8Tech has been successful in raising capital in the past, there is no assurance that Fr8Tech can access additional capital in the future when needed, on favorable terms, or at all. To the extent that Fr8Tech raises additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, existing ownership interests may be diluted and the terms may include liquidation or other preferences that adversely affect existing shareholder rights. Any indebtedness Fr8Tech incurs would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on its ability to incur additional debt or equity, limitations on its ability to acquire or license intellectual property rights, limitations on the payment of dividends, and other operating restrictions that could adversely impact its ability to conduct its business. Furthermore, the issuance of additional securities, whether equity or debt by Fr8Tech, or the possibility of such issuance, may cause the market price of our ordinary shares to decline and existing shareholders may not agree with its financing plans or the terms of such financings. If Fr8Tech raises additional funds through strategic partnerships and alliances, licensing arrangements or monetization transactions with third parties, it may have to relinquish valuable rights to its technologies, or product candidates, or grant licenses on terms unfavorable to Fr8Tech. Adequate additional financing may not be available to Fr8Tech on acceptable terms, or at all. If Fr8Tech is unable to raise additional funds when needed, it may be required to delay, limit, reduce or terminate its product development or future commercialization efforts, or the Company may need to grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself. Furthermore, the Company may not be able to continue operating as it has on a historical basis.

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

As a number of personnel that support Fr8Tech’s operations are based outside of the United States, Fr8Tech’s business is subject to risks associated with conducting business outside of the United States. Accordingly, Fr8Tech’s future results could be harmed by a variety of factors, including, but not limited to:

●	economic downturns, reduced economic growth, negative growth or recessions, or other reductions in economic activity, either broadly speaking or to specific industries we serve;
●	disruptive economic forces, including but not limited to inflation or price volatility of certain goods or services, high or volatile interest rates, high levels of unemployment, shifting consumer preferences, and volatile capital markets;
●	political instability, particularly involving or around the U.S.-Mexico and/or U.S.-Canada international borders;
●	differing and changing regulatory requirements for product or service approvals;
●	differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
●	potentially reduced protection for intellectual property rights;
●	difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, tax requirements, treaties and regulations;
●	changes in U.S. and non-U.S. regulations and customs, tariffs and trade barriers;
●	changes in non-U.S. currency exchange rates of the Mexican Peso or the Canadian dollar and the potential imposition of currency controls;
●	trade protection measures, import or export licensing requirements or other restrictive actions by governments;
●	differing reimbursement regimes and price controls in certain non-U.S. markets;
●	difficulties with compliance with transfer pricing regulations;
●	changing restrictions or conditions for the repatriation of profits;
●	negative consequences from changes in tax laws;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options granted under its share option schemes or equity incentive plans;
●	workforce uncertainty or labor unrest;
●	litigation or administrative actions resulting from claims against us by current or former employees or consultants, individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
●	difficulties associated with staffing and managing international operations, including differing labor relations; and
●	business interruptions resulting from geo-political actions, including war, terrorism, or trade restrictions or natural disasters including earthquakes, hurricanes, tornadoes, floods, fires, etc.

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

Recruiting and retaining other qualified employees, consultants and advisors for Fr8Tech’s business, including scientific, technical and experienced industry personnel, will also be critical to its success. The demand for executive positions within the logistics industry is expected to outpace the number of skilled professionals available to fill these roles. As a result, competition for skilled personnel is significant and the turnover rate can be high. Fr8Tech may have to incur additional recruiting and training expenses to adequately staff its company. Fr8Tech may not be able to attract and retain personnel on favorable terms.

The trucking industry is highly fragmented and regulated.

The trucking industry in which Fr8Tech operates is widely considered to be fragmented and disparate, comprised of truck fleet owners, independent truck drivers and owner-operators. Some truck fleet owners and owner-operators are small businesses and may not be familiar with the industry trends or have exposure to new technologies or new methods of doing business or may not be willing to work with or pay for new technology. As a result, Fr8Tech may be limited in establishing a consistently effective method for marketing its digital marketplace and mobile application platform to such industry participants.

The trucking industry is also highly regulated. The jurisdiction of the U.S. Department of Transportation (“DOT”), the Environmental Protection Agency (“EPA”), Department of Commerce, and Homeland Security Customs and Border Protection and similar state agencies, extends to Fr8Tech’s customers and service providers in the trucking industry. DOT and EPA regulations are subject to varying interpretations which may evolve over time. If compliance with the current regulations is not actively enforced by these agencies, or enforcement continues to vary from region to region, that may affect some of Fr8Tech’s Carriers’ businesses and in turn, its business could be materially and adversely affected. Fr8Tech cannot assure you that government agencies will not adopt new policies or regulations that could adversely affect its business, results of operations and financial condition.

Increased security requirements impose substantial costs on Fr8Tech and it could be the target of an attack or have a security breach, which could materially adversely affect Fr8Tech.

Fr8Tech operates in a particularly complex legal and regulatory environment. The legal environment of a cloud-based software business is evolving in the U.S. and other jurisdictions, and Fr8Tech is subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business.

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

Many of these laws and regulations are still evolving and being tested in courts and could be interpreted in ways that could harm Fr8Tech’s business. These may involve privacy, data protection and personal information, content, intellectual property, data security, retention and deletion. In particular, Fr8Tech is subject to federal, state and foreign laws regarding privacy and protection of people’s data. Foreign data protection, privacy, content and other laws and regulations can impose different obligations or be more restrictive than those in the U.S. The U.S. federal, state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in the new and evolving industry in which Fr8Tech operates and may be interpreted and applied inconsistently from country to country and inconsistently with its current policies and practices. Fr8Tech’s customers upload and store their data in Fr8Tech’s cloud-based Platform. This presents legal requirements to Fr8Tech’s business and operations, such as ensuring a level of protection for consumer privacy rights or intellectual property rights. Both in the U.S. and abroad, Fr8Tech must monitor and comply with a wide variety of laws and regulations regarding the data stored and processed on its cloud-based Platform as well as in the operation of its business. Fr8Tech cannot determine the effect that any new requirements will have on its cost structure or its operating results, and new rules or other future security requirements may increase its costs of operations and reduce operating efficiencies. Regardless of its compliance with security requirements or the steps Fr8Tech takes to secure the data on its Platform, it could also be the target of an attack or security breaches could occur, which could materially adversely affect Fr8Tech’s business.

Fr8Tech’s growth plans may not succeed as quickly as anticipated, if at all.

Fr8Tech’s commercial freight marketplace and mobile application Platform, which match the needs of Carriers offering transportation services and Shippers requiring commercial freight services, are relatively new. The success of Fr8Tech’s digital commercial freight matching brokerage services will depend on the adoption rate of the relatively new mobile application Platform by Fr8Tech’s customers. Since many Carriers are small companies slow to adapt to new technologies, Fr8Tech may not be able to establish a consistently effective method for marketing its mobile application Platform to such industry participants. Fr8Tech’s plan to commercialize and grow the usage of its Platform and service offerings may not succeed as quickly as anticipated, if at all. The ultimate success of the Fr8Fleet, Fr8Now, Waavely, Fleet Rocket, and Zayren product offerings and brands are uncertain if even achievable.

Fr8Tech expects to expand its organization, and as a result, it may encounter difficulties in managing its growth, which could disrupt its operations.

Fr8Tech expects to increase its business development efforts and grow its sales and carrier personnel, specifically targeting its key accounts and leveraging known customer preferences to increase adoption of Fr8Tech’s Platform for both its Shippers and Carriers with live 24/7 tracking of shipments. Fr8Tech is also moving forward with targeted marketing campaigns in Mexico and the U.S. for Fr8Now, Waavely and Fleet Rocket. As it expands its cross-cultural workforce both in the U.S. and Mexico, Fr8Tech may encounter difficulties in managing its growth. Fr8Tech also plans to invest in its technology team so it can continue to build out internal tools on its Platform and to help support the various brands under Fr8Tech’s umbrella. Failure to manage its growth could disrupt its operations and materially and adversely affect its results of operations and financial condition.

We identified material weaknesses in our internal control systems and may need to incur costs in the future, including hiring additional personnel, to further develop and maintain proper effective internal controls over financial reporting, or the accuracy and timeliness of its financial reporting could be adversely affected.

Fr8Tech is required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of the Company’s internal control over financial reporting. In particular, Fr8Tech is required to perform system and process evaluation and testing of its internal control over financial reporting to allow management to report on the effectiveness of its internal control over financial reporting. In 2022, management began the process of implementing a number of measures to address the material weakness that were identified. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The measures management took prior to and through year-end 2025 to address the identified control weaknesses included adding personnel and hiring external consultants to document current processes and policies, outline and document improvements, and ultimately implement new and more effective processes and policies. We completed the initial implementation of our remediation in 2025, and we continue to carry out policies and practices of this plan for continuous improvement to our internal controls.

The Company’s independent registered public accounting firm will not be required to attest to the effectiveness of the Company’s internal control over financial reporting for so long as the Company remains a “smaller reporting company” as defined in applicable SEC regulations. Management will be required to disclose changes made in its internal controls and procedures on an annual basis. The Company’s audit committee also needs to be advised and regularly updated on management’s review of internal controls. However, if we are not able to comply with the requirements of Section 404 in the future in a timely manner, or if we identify or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of the Company’s ordinary shares could decline and/or the Company could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

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

The trading price of our ordinary shares is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. In addition to market and industry factors, the price and trading volume for our ordinary shares may be highly volatile for specific business reasons, including but not limited to:

●	variations in the results of our operations;

●	the high number of preferred shares and warrants convertible into ordinary shares outstanding in comparison to total ordinary shares;

●	announcements about our earnings that are not in line with analyst expectations;

●	publication of operating or industry metrics by third parties, including government statistical agencies, that differ from expectations of industry or financial analysts;

●	changes in financial estimates by securities research analysts;

●	announcements made by us or our competitors of new products and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	press reports, whether true or not true, about our business;

●	regulatory allegations or actions or negative reports or publicity against us, regardless of their veracity or materiality to our company;

●	changes in pricing made by us or our competitors;

●	conditions in global financial markets;

●	additions to or departures of our management;

●	fluctuations of exchange rates of the Mexican Peso and the U.S. dollar and to a lesser extent, the Canadian dollar;

●	release or expiry of transfer restrictions on our outstanding ordinary shares;

●	sales or perceived potential sales or other disposition of existing or additional ordinary shares or other equity or equity-linked securities, including by our principal shareholders, directors, officers and other affiliates;

●	actual or perceived general economic and business conditions and trends globally and in the freight industry in particular;

●	the potential or actual effect of program trading on our share price; and

●	changes or developments in the global regulatory environment.

Any of these factors may result in large and sudden changes in the volume and/or trading price of our ordinary shares. In addition, the stock market and individual securities have at times experienced significant price and volume fluctuations that are not necessarily related to the operating performance of particular companies or industries. These fluctuations may include a so-called “bubble market” in which investors temporarily drive up the price of the stocks of companies in certain industries, such as, for example the e-commerce or AI industries, to unsustainable levels. These market fluctuations may significantly affect the trading price of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted securities class-action lawsuits against certain companies and named those companies, their management and/or their board of directors as defendants. If Fr8Tech were ever to be named in such a securities class-action or similar lawsuit, the litigation process could utilize a material portion of the Company’s cash resources and divert management’s attention from the day-to-day operations of the Company, all of which could harm the business. If adversely determined, such a class action suit could have a material adverse effect on our financial condition and results of operations.

The number of ordinary shares we have outstanding and reported on a number of financial web-sites does not incorporate the effect from conversion of preferred shares, warrants, options or convertible debt and can lead to confusion on the Company’s valuation and hindering its share value.

Fr8Tech’s capital structure has included and may include a number of securities, including preferred shares, warrant, options and convertible debt that are exchangeable or convertible into ordinary shares. The number of shares that is reported on a number of financial web-sites typically does not include the potential effect from the possible conversion or exchange of these securities for ordinary shares. Consequently, the valuation of the Company on financial web-sites is typically shown as lower than its correctly calculated value, which can lower the interest in the Company from larger investors. Therefore, the Company’s share value and appreciation might be hindered from what it might be otherwise and may have a negative impact on us, our ability to raise capital, and our shareholders.

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

Our management has considerable discretion in the market segments it chooses to pursue. Investors may not have the opportunity, as part of their investment decision, to accurately assess the Company’s business development efforts, which ultimately may not improve our financial results or increase our share price in the short-term. The Company may focus its resources on developing market segments that ultimately do not produce meaningful income in the short-term, that result in negative margins or that ultimately lose value for the Company.

Future sales or registrations or perceived potential sales or registrations of our ordinary shares, or other equity or equity-linked securities in the public market could cause the price of our ordinary shares to decline.

Sales of our ordinary shares or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline significantly. As of December 31, 2025, we had 1,660,627 ordinary shares outstanding as public float and preferred shares and warrants convertible into up to 32,689,825 additional ordinary shares. However, sale of ordinary shares or their perceived potential sale by any other substantial shareholder in the public market could cause the price of our ordinary shares to decline significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ordinary shares and trading volume could decline.

The trading market for our ordinary shares may depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for our ordinary shares could decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ordinary shares to decline significantly.

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through the U.S. federal courts may be limited because we are incorporated under British Virgin Islands law, we conduct most of our operations in Mexico and some of our directors and our executive officers reside outside the United States.

We are incorporated in the British Virgin Islands and conduct the majority of our operations in Mexico. Three of our directors and some of our executive officers reside outside the United States and a substantial portion of their assets may be located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the British Virgin Islands or in Mexico in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the British Virgin Islands and Mexico may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States or Mexico, although the courts of the British Virgin Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs will be governed by our Memorandum and Articles of Association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against us, our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

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

Under the laws of the British Virgin Islands, there is limited statutory protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal statutory protection is that shareholders may bring an action to enforce the constituent documents of the Company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, or threaten to do so, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote or breach of a duty owed to the shareholder by the Company; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

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

We are a non-U.S. corporation for United States federal income tax purposes. We do not believe that we were a PFIC for the current taxable year and do not expect to become a PFIC in the future. However, the determination of whether we are classified as a PFIC is made annually and depends on the composition and nature of our income and assets, as well as their valuation, which may be affected by, among other things, fluctuations in the market price of our ordinary shares and the timing of our use of cash proceeds from financings and operations.

Accordingly, there can be no assurance that we were not a PFIC in the past or will not become a PFIC in the future. If we are classified as a PFIC for any taxable year during which a United States investor holds our ordinary shares, such investor may be subject to adverse United States federal income tax consequences, including increased tax liabilities and additional reporting requirements. In addition, if we are a PFIC for any year, we generally will continue to be treated as a PFIC with respect to such investor for all succeeding years during which the investor holds our ordinary shares. United States investors are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

In the past, we have received written notifications from The Nasdaq Stock Market LLC informing us that we no longer meet certain continued listing requirements of the Nasdaq Global Market/Nasdaq Capital Market. There is no assurance that an active trading market for our ordinary shares will be sustained.

Historically, the Company has received deficiency notices from the Nasdaq Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) requiring a minimum bid price of $1.00 over the previous 30 consecutive business days (the “Minimum Bid Price Requirement”). For instance, on May 22, 2024, the Staff notified the Company that it had failed to maintain the Minimum Bid Price Requirement. The Company thereby effected the September 2024 Reverse Split. On October 8, 2024, the Staff notified the Company that it had regained compliance with the Minimum Bid Price Requirement, and this matter was closed.

Though the Company has not received any notices from the Staff since the Staff’s notice on October 8, 2024, the Company may need to effect one or more reverse share splits to maintain the Minimum Bid Price Requirement. Thus, the Company effected the May 2025 Reverse Split and the December 2025 Reverse Split.

In addition, on January 13, 2025, we received a notice from the Staff informing us that that the Company no longer complies with Nasdaq Listing Rule 5550(b)(1) requiring companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity (the “Minimum Stockholders’ Equity Requirement”). On June 30, 2025, the Company received a letter from the Staff confirming that the Company has regained compliance with the Minimum Stockholders’ Equity Requirement and the matter was closed.

On December 15, 2025, we effected the December 2025 Reverse Split. The reverse share split was implemented to increase the per-share trading price of our common stock and to support compliance with the minimum bid-price requirement for continued listing on The Nasdaq Capital Market.

We intend to take all reasonable actions to ensure compliance with Nasdaq. However, there can be no assurance that we will maintain compliance with the aforementioned Nasdaq Listing Rules or will otherwise be in compliance with other Nasdaq listing criteria on a go-forward basis. If we are not able to maintain compliance, our ordinary shares might be delisted and you will likely experience a devaluation in the market price of your shares as well as face challenges in trading them forthwith.

As a foreign private issuer, we are permitted to, and we may rely on exemptions from certain NASDAQ corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ordinary shares.

On December 4, 2024, the Company determined that it no longer satisfied the definition of “foreign private issuer” under the rules and regulations of the SEC. As a result, the Company had filed current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as proxy statements with respect to meetings of shareholders, with the SEC as if it were a fully domestic U.S. company. On September 22, 2025, the Company concluded that, as of June 30, 2025, it qualifies as a foreign private issuer under the rules and regulations of the SEC. As a result of this determination, the Company has begun filing reports of foreign private issuer on Form 6-K and will file annual reports on Form 20-F as a foreign private issuer. The Company is exempted from certain corporate governance requirements of the Nasdaq by virtue of being a foreign private issuer. For example, we are not required to:

●	have a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act and the majority of our board is independent);

●	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors (although our compensation committee is made up entirely of independent directors);

●	have regularly scheduled executive sessions for non-management directors;

●	comply with the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation Fair Disclosure;

●	remind our executive officers, directors and principal shareholders that they are subject to reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act;

●	file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act.

Nasdaq may apply additional and more stringent criteria for our continued listing.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq, and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing, or to apply additional and more stringent criteria in the instances, including, but not limited to: (i) where the Company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where a company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities, or where Nasdaq was concerned that an offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital markets, including having no U.S. shareholders, operations, or members of the board of directors or management. For the any aforementioned concerns, we may be subject to the additional and more stringent criteria of Nasdaq for our continued listing.

Material weaknesses in our internal control over financial reporting may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our consolidated financial statements.

While the Company has made significant strides in improving its internal controls since becoming a publicly traded company, a significant deficiency and material weakness remain over our financial reporting. We continue to implement and evaluate the effectiveness of additional policies and procedures to address identified control deficiencies in the design and operation of our internal control over financial reporting, as further described in Item 15 “Controls and Procedures”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. Management identified a material weakness in the Company’s internal controls related to dedicated services billing and revenue recognition, and has implemented remediation measures in 2025, which remain subject to ongoing testing and evaluation. To note, the significant deficiency and material weakness over our financial reporting or the discovery of additional significant deficiencies or a material weakness and their possible effect on our results, could have material and adverse effect on our share price.

Substantial future sales or issuances of the ordinary shares or securities convertible into, or exercisable or exchangeable for, the ordinary shares, or the perception in the public markets that these sales or issuances may occur, may depress our share price. Also, future issuances of the ordinary shares or rights to purchase ordinary shares could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

The conversion or exercise of our outstanding convertible or exercisable securities and resale of the underlying ordinary shares, and any other future issuances of the ordinary shares or securities convertible into, or exercisable or exchangeable for, the ordinary shares, would result in a decrease in the ownership percentage of existing shareholders, i.e., dilution, which may cause the market price of the ordinary shares to decline. We cannot predict the effect, if any, of future issuances, conversions, or exercises of our securities, on the price of the ordinary shares. In all events, future issuances of ordinary shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities are likely to occur, or the perception that holders of securities convertible or exercisable for ordinary shares are likely to sell their securities, could adversely affect the market price of the ordinary shares. The effect of such dilution may be magnified as to all shares that are not or may eventually not be subject to restrictions on resale of the securities. For more information regarding the recent developments with respect to the transactions and issuance of securities, see Item 5.A. “Operating Results — Recent Developments.”

We also expect that significant additional capital may be needed in the future to continue our planned operations, including expanding research and development, hiring new personnel, marketing our products, and continuing activities as an operating public company. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights superior to our existing shareholders.

The sale and issuance of the ordinary shares to an accredited investor pursuant to an equity purchase facility agreement will cause dilution to its existing shareholders, and the substantial resale of the ordinary shares by the accredited investor in the future, or the perception that such sales may occur, could cause the price of the ordinary shares to fall.

The purchase price for the ordinary shares that Freight may sell to an accredited investor (the “ELOC Investor”), pursuant to an equity purchase facility agreement dated as of October 28, 2025, between the Company and the ELOC investor (the “ELOC”), will fluctuate based on the market price of the ordinary shares. Depending on a number of factors, including market liquidity, sales of such shares may cause the trading price of our ordinary shares to fall.

Pursuant to the ELOC, Freight has the right, but not the obligation, to sell to the ELOC Investor up to $1 billion (the “Commitment Amount”) of ordinary shares, at the Company’s request any time for a certain portion of the Commitment Amount (such request, an “Advance”), during the commitment period commencing on October 28, 2025, and terminating on the earliest of (i) the first day of the next month following the 24-month anniversary of October 29, 2025, (ii) the date on which the ELOC Investor shall have made payment of Advances equal to the Commitment Amount, and (iii) the date on which the Company announces or publicly discloses a material restatement of its financial statements for two (2) or more fiscal quarters. If and when Freight does sell ordinary shares to the ELOC Investor, the ELOC Investor may resell all, some, or none of those shares at its discretion, subject to the terms of the ELOC. Therefore, sales to the ELOC Investor by Freight could result in substantial dilution to the interests of other holders of our ordinary shares. Additionally, the resale, or expected or potential resale, of a substantial number of ordinary shares in the public market could adversely affect the trading price of our ordinary shares.

Furthermore, we expect that, because there will be a large number of shares registered, the ELOC Investor will continue to offer such covered securities for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to a registration statement may continue for an extended period of time.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Corporate History of Freight Technologies, Inc.

Fr8Tech, Inc. is a technology-driven logistics company focused on providing digital freight brokerage and transportation management solutions for cross-border and domestic freight movements in North America. The Company is incorporated under the laws of the British Virgin Islands.

Our principal operating subsidiary, Freight App, Inc. (formerly known as “Freight Hub, Inc.” and hereinafter referred to as “Fr8App”) was incorporated in 2015 as a Delaware corporation. It was founded with a vision to develop and bring solutions to the relatively unorganized cross-border commercial freight market on the U.S.-Mexico border, and by extension, the U.S.-Canada border. In January 2019, Freight Hub México, S.A De C.V., a wholly-owned subsidiary of Fr8App was formed. In December 2021, Freight Hub Mexico, S.A De C.V. changed its name to Freight App de Mexico, S.A De C.V. (“Freight App Mexico”).

Freight logistics operations and our Fr8App marketplace solution, begins with Shippers and with Carriers. Within the demand and supply equation, Shippers seeking suitable means of transportation for their goods or products represent demand and Carriers with freight transportation capabilities represent supply. The Fr8App marketplace was designed to facilitate matching the two: demand with supply. The first commercial version of Fr8App’s products was launched in 2017. Fr8App’s initial commercial efforts focused on promoting the Fr8App marketplace to freight brokers in the logistics industry.

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

In December 2021, the Company expanded its service offerings with the launch of its fixed fleet product under the Fr8Fleet brand. In 2023, the Company introduced a less-than-truckload solution under the Fr8Now brand. In July 2024, the Company launched Waavely, a containerized ocean freight brokerage platform, and in February 2025 introduced Fleet Rocket, a transportation management system (TMS) software offering.

The Merger

Hudson Capital Inc. (“Hudson Capital”) was initially established as “China Internet Nationwide Financial Services Inc.”, a holding company incorporated under the laws of British Virgin Islands on September 28, 2015. On July 28, 2017, Hudson Capital announced the pricing and closing of its initial public offering (“IPO”) and its shares began trading on Nasdaq Global Market on August 8, 2017 under the symbol “CIFS.” In keeping with the board’s plan to diversity its operations, rebrand itself and seek new strategic options, Hudson Capital board members and management were completely changed and the corporate name was changed to “Hudson Capital, Inc.” on April 23, 2020.

The Hudson Capital board considered multiple potential merger candidates before identifying Fr8App as the best option to complete a merger and offer the best potential value for its stockholders. Pursuant to such determination, Hudson Capital and Fr8App entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”) on October 10, 2020 with Hudson Capital Merger Sub I, Inc., its Delaware wholly-owned subsidiary (“Merger Sub I”), Hudson Capital Merger Sub II, Inc., a Delaware subsidiary of Merger Sub I (“Merger Sub II”), Fr8Tech and ATW Master Fund II, L.P., as the representative of the stockholders of Fr8App (the “Stockholders’ Representative”).

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

Following the Merger, on March 25, 2022, we dissolved Merger Sub II and Hudson Capital Holding Co., Ltd. On March 30, 2022, we sold Hong Kong Internet Financial Services Limited (“HKIFS”) in its entirety to a private investor. The divestment of HKIFS was effected through the sale of the entirety of the equity interest in HKIFS. As of the divestment date, there are no remaining or contingent obligations or benefits from HKIFS.

In connection with the Merger, the following unregistered, restricted securities were issued by Hudson Capital to shareholders of Fr8App, subject to customary adjustments for share splits, dividends, rights offerings, pro rata distributions and fundamental transactions (the “Merger Consideration”):

Securities Issued in Merger	Issued at Merger*	Underlying Ordinary Shares**
Ordinary Shares	2,577,655	1,031
A2 Preferred Shares	1,264,360	1,128
A1A Preferred Shares	4,473,547	2,666
Series Seed Preferred Shares	7,020	3
Series B Preferred Shares	7,389,850	13,935
Series A4 Preferred Shares	568,930	341
Ordinary Shares Warrant	5,218	2
Series Seed Warrant	4,165	4,165
Equity Awards for Ordinary Shares	1,958,287	783
Total Issued in Merger	18,249,032	24,055

* Issued at Merger is not adjusted for the Reverse Splits.

** The amounts of underlying ordinary shares are adjusted for the Reverse Splits.

Hudson Capital continued as a BVI business company and on May 26, 2022 changed its name to Freight Technologies, Inc. and its symbol on the Nasdaq Capital Market to “FRGT”. Fr8App continues as a corporation incorporated in the State of Delaware and as a wholly-owned subsidiary of Freight Technologies, Inc.

With the divestment of HKIFS mentioned earlier, we are no longer involved in any of the businesses originally started by Hudson Capital. We are now, through Fr8Tech, a BVI business company, operating under the brands, Fr8App, Fr8Fleet, Waavely, Fr8Now, Fr8Radar, Fleet Rocket, and Zayren.

Reverse Share Splits

Since becoming publicly listed, the Company has effected reverse share splits at various times in order to maintain compliance with Nasdaq listing requirements. All share and per-share information presented in this annual report has been retroactively adjusted to reflect the applicable reverse share splits.

On March 24, 2023, the Company effected March 2023 Reverse Split.

On February 5, 2024, the Company effected the February 2024 Reverse Split.

On September 25, 2024, the Company effected the September 2024 Reverse Split.

On May 27, 2025, the Company effected the May 2025 Reverse Split.

On December 15, 2025, the Company effected the December 2025 Reverse Split.

Corporate Information

Our corporate address and registered office is located at Emilio Zola Num. 743 Piso 4, Int. 1, Col. Obispado, Monterrey Nuevo Leon, Mexico CP 64060. We also maintain an address at 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380. The phone number of our corporate office and registered office is (773) 905-5076. We maintain websites at https://fr8technologies.com, https://www.fr8.app/, and https://fleetrocket.io/en/.

Our agent for service of process in the United States is Donald Quinby, whose business address is: c/o 2001 Timberloch Place, Suite 500, The Woodlands, TX 77380.

The information contained on our websites is not a part of this Annual Report, nor is such content incorporated by reference herein, and should not be relied upon in determining whether to make an investment in the ordinary shares.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

4.B. Business Overview

Overview

Freight Technologies, Inc., through its wholly-owned subsidiary, Fr8App, and Fr8App’s wholly-owned Mexico subsidiary, Freight App de México, S.A De C.V. is a technology company primarily involved in the freight management business. Freight logistics operations and our Fr8App marketplace solution, begin with parties connecting their transportation needs (“Shippers”) with those offering freight transportation services (“Carriers”). Within the demand and supply equation, Shippers seeking suitable means of transportation for their goods or products represent demand and Carriers with freight transportation capabilities represent supply. The Company is focused on addressing distinct challenges within the supply chain ecosystem through a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Our solutions are described in detail below, and additional information on the Company and its service offerings is available on its corporate website, fr8technologies.com.

Fiscal Year 2025 Highlights

The fiscal year ended December 31, 2025 marked a strategic pivot for Fr8Tech toward a software- and artificial-intelligence-driven business model. The Company launched its first commercial software-as-a-service product, transitioned its sales focus from volume-led freight brokerage to higher-quality customer relationships, and significantly reduced its operating cost base, all while expanding the technology surface of its multi-product platform.

Total revenues for fiscal 2025 were approximately $13.1 million, compared to $13.7 million in fiscal 2024, a decrease of approximately $0.6 million or 4.9%. The year-over-year revenue decline reflected a deliberate management decision to deprioritize customer relationships characterized by long payment cycles and weaker contribution margins, in order to protect the Company’s cash flow and working capital position, and to redirect resources toward higher-margin lanes and toward the Company’s new software offerings. The discipline applied to customer selection in 2025 resulted in lower top-line revenue but was accompanied by an 11.5% increase in Freight Transportation Brokerage revenue (the higher-margin spot market business) and a 24.1% increase in Brokerage shipment volumes. Dedicated Capacity revenue decreased by 32.9%, primarily reflecting a shift by our largest dedicated customer toward shorter-haul, lower-rate movements rather than a loss of customer relationships. See Item 5.A Operating Results for a detailed discussion.

Key developments during the year, in chronological order, included:

●	Fleet Rocket TMS: In February 2025, the Company launched Fleet Rocket, a cloud-based transportation management system, as a commercial software-as-a-service product. Fleet Rocket is the productized version of the proprietary TMS that Fr8Tech had previously used internally to operate its freight brokerage business. As a stand-alone product, Fleet Rocket is sold on a subscription basis to other freight brokers, small fleet operators and Shipper logistics teams. Fleet Rocket is powered by an artificial intelligence model developed in-house by Fr8Tech and a set of proprietary AI agents that interact directly with the TMS to automate carrier matching, document handling, exception management and pricing workflows. The launch of Fleet Rocket established a new software revenue line for the Company and is intended to leverage technology investments previously made for internal operations into a scalable third-party SaaS business.

●	AI Collaboration with Fetch.ai: During 2025, Fr8Tech advanced its strategic AI collaboration with Fetch.ai (Fetch Compute, Inc.), initially focused on the deployment of AI-powered voice agents leveraging Fetch.ai’s Agentverse platform and ASI:One large language model. In November 2025, the parties restructured their commercial relationship and entered into a multi-year Pre-Paid Services Agreement under which Fr8Tech has access to Fetch.ai’s ASI LLM Platform and Fetch Developer Tools to support the development of the Company’s own products and services. The Company believes the expanded relationship complements its in-house AI capabilities and supports its software-first strategy. The Pre-Paid Services Agreement was filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on November 20, 2025.

●	Operating Cost Discipline: Technology-enabled automation and process improvements, together with the strategic shift toward software and higher-margin customers, enabled the Company to reduce total headcount by approximately 34% versus the prior year, with compensation and employee benefits expense decreasing by approximately $0.8 million or 16% year-over-year. The Company expects compensation expense to be lower in 2026 than in 2025 as the full-year benefit of the headcount reduction takes effect.

●	Zayren: In November 2025, the Company commercially launched Zayren, an artificial-intelligence-driven sales co-pilot for the freight brokerage industry, in November 2025. Zayren operates as a stand-alone SaaS product and integrates with Fleet Rocket TMS, allowing customers of either product to benefit from a connected workflow. Zayren productizes the same AI-driven sales automation tools the Company has built for its own internal use.

●	Cross-Border Focus: The Company continued to concentrate its commercial efforts on the United States–Mexico cross-border corridor, where customer contributions per shipment remained higher than in our domestic Mexican services. This is consistent with our strategy of building a USMCA-focused logistics platform.

●	JAK Solar Loans Acquisition: On December 31, 2025, the Company acquired JAK Solar Loans 1 Limited from DIP SPV I, L.P. for consideration of 5,500,000 Series C Preferred Shares. JAK Solar Loans 1 Limited owns a portfolio of 62 active and performing U.S.-based residential solar power system loans. The acquisition was made for the strategic purpose of diversifying the Company’s revenue base with recurring, contractual cash flows that are uncorrelated with freight market cycles. See Note 4 to the consolidated financial statements.

●	Financing capacity: In October 2025, the Company entered into a $1 billion ELOC facility, which is expected to provide meaningful flexibility to fund operations and selective strategic transactions starting in 2026. See Item 5.B Liquidity and Capital Resources for further discussion.

Our Historical Performance

As of December 31, 2025, the Company had an accumulated deficit of $(52,818,556) and cash balance of $346,718. During the years ended December 31, 2025 and 2024, we had a net loss of $(7,901,777) and $(5,601,227), respectively. To date, the Company has financed its operations primarily through capital raises and sales of its services.

In 2024, the Company raised $0.9 million through the issuance of promissory notes, which were forgiven in the year, and established an ATM program to offer and sell ordinary shares in aggregate of up to $4.75 million, through which the Company raised $2.9 million net of all commissions, fees and expenses.

In 2025, the company raised approximately $3.5 million through the issuance of equity securities, $2.9 million through the issuance of convertible notes, and held an outstanding balance under its revolving line of credit of approximately $2.9 million as of December 31, 2025. In October 2025, the Company entered into the ELOC to sell to the ELOC Investor up to $1 billion of ordinary shares subject to the terms and conditions contained in the ELOC.

Based on the Company’s existing cash resources and the cash expected to be received from the ELOC facility and other financings, it is expected that the Company will have sufficient funds to carry out the Company’s planned operations through December 31, 2026 and for at least 12 months beyond that period. For further discussion, see Item 5.B. Liquidity and Capital Resources.”

Our Strategy

Fr8Tech’s strategy is to build the leading multi-product logistics technology platform serving the United States–Mexico–Canada (“USMCA”) corridor. We pursue this strategy along three reinforcing axes: focused geographic positioning in the USMCA cross-border market, an integrated and steadily expanding portfolio of complementary technology products, and a proprietary artificial intelligence capability built on more than a decade of operational data from our own freight forwarding business.

USMCA cross-border focus

We do not seek to compete head-to-head with global asset-light brokers such as C.H. Robinson Worldwide, Inc. or asset-based carriers such as J.B. Hunt Transport Services, Inc. across the entire North American transportation market. Rather, our commercial focus is concentrated on the cross-border lane between the United States and Mexico — a market that, according to the U.S. Bureau of Transportation Statistics, generated approximately $51.5 billion in U.S.–Mexico freight value moved by truck in December 2025 alone, with Mexico having overtaken Canada as the largest U.S. trading partner during 2024 and maintained that position through 2025. Cross-border shipments require operational fluency on both sides of the border, knowledge of two regulatory frameworks (United States Federal Motor Carrier Safety Administration on one side and Secretaría de Infraestructura, Comunicaciones y Transportes (“SICT,” the Mexican federal infrastructure, communications and transportation ministry, formerly known as the Secretaría de Comunicaciones y Transportes (“SCT”) prior to its November 2022 renaming) of Mexico on the other), bilingual operations and the ability to coordinate handoffs between United States long-haul carriers, drayage operators and Mexican long-haul carriers. We believe the operational complexity of this corridor creates a meaningful barrier to entry for non-specialist competitors.

Integrated multi-product platform with disciplined launch cadence

We offer a portfolio of complementary technology products developed over more than a decade. Fr8App provides our flagship cross-border digital brokerage solution; Fr8Now serves the LTL segment within Mexico; Fr8Fleet offers dedicated fleet capacity to enterprise Shippers; Fr8Radar provides real-time shipment visibility; Waavely is our ocean freight digital booking platform; Fleet Rocket is our AI-powered transportation management system sold to other freight brokers and small fleet operators; Zayren and Zayren Pro are our AI-powered sales co-pilots for the freight brokerage industry; and DODA Smart, launched in April 2026, is our Mexican customs compliance product. Each product can operate independently, but together they form an integrated platform from which we can serve the same customer across multiple modalities and increase share of wallet over time.

Our product strategy combines deep operational maturity in our established core products (Fr8App, Fr8Now, Fr8Fleet and Fr8Radar) with a disciplined cadence of new product launches each year — Waavely in 2024, Fleet Rocket TMS and Zayren in 2025, and DODA Smart in 2026. We seek to extend the platform into adjacent segments where our existing technology assets, customer relationships and operational data give us a defensible right to compete.

Proprietary artificial intelligence built on more than a decade of logistics data

Artificial intelligence is central to our product strategy and to our internal operating model. We have developed a proprietary artificial intelligence model in-house, trained by Fr8Tech and specialized for logistics use cases. The differentiating asset behind this model is our own data: we have been operating as a freight forwarder for more than ten years and have collected substantial proprietary operational data over that period — including shipment records, carrier performance, lane economics, exception patterns and cross-border documentation flows. This dataset, which is not available to general-purpose AI providers, is the foundation on which we have trained our model to perform logistics-specific tasks more accurately than off-the-shelf alternatives.

On top of this proprietary model, we have developed a portfolio of proprietary AI agents that automate workflows across our platform. Some of these agents run on our in-house model; others, where it is operationally appropriate, are built on top of third-party large language models chosen for the specific use case. We view this combined approach — proprietary model and dataset for the tasks where domain-specific accuracy matters most, and selective use of third-party models where general-purpose capability is sufficient — as the most effective way to deploy AI at scale in a capital-efficient manner.

During 2025, automation enabled by these AI capabilities allowed the Company to reduce total headcount by approximately 34% while sustaining customer service levels. Beyond internal margin expansion, we are also monetizing these capabilities externally through Fleet Rocket TMS (commercially launched February 2025) and Zayren (commercially launched November 2025), both of which embed our proprietary AI capabilities in software-as-a-service products sold to third parties.

Competition

The freight transportation and logistics industry is highly fragmented, intensely competitive and characterized by low barriers to entry in certain segments and meaningful barriers to entry in others, notably cross-border operations. We compete with a wide range of asset-based carriers, asset-light brokers, freight technology platforms and traditional freight forwarders. Many of our competitors have significantly greater financial resources, larger customer bases, longer operating histories and broader geographic reach than we do.

Our competitive positioning

We do not position Fr8Tech as a head-to-head competitor of large established North American freight intermediaries. Rather, we focus our commercial efforts on the United States–Mexico cross-border corridor and on a portfolio of complementary technology products, leveraging the operational and regulatory complexity of the cross-border lane as our principal source of differentiation. Within this corridor we compete primarily on speed of execution, technology-enabled customer experience, bilingual operational capability, and our ability to serve customers across multiple modalities through a single integrated platform.

Categories of competitors

We face competition principally from the following categories of market participants:

Established North American asset-light brokers and 3PLs, including C.H. Robinson Worldwide, Inc., XPO Logistics, Inc., RXO, Inc., Hub Group, Inc., Echo Global Logistics, Inc. and Landstar System, Inc. These companies operate at significantly larger scale than we do but generally do not specialize in the United States–Mexico cross-border corridor.

Asset-based carriers with cross-border operations, including J.B. Hunt Transport Services, Inc., Schneider National, Inc., Werner Enterprises, Inc., Knight-Swift Transportation Holdings Inc. and the cross-border operations of Mexican fleet operators such as Grupo Traxión, S.A.B. de C.V.

Freight technology platforms and digital brokers, including Uber Freight (a subsidiary of Uber Technologies, Inc.), Loadsmart, Inc., Flexport, Inc., Nuvocargo, Inc., and Mexico-focused digital freight marketplaces such as Flete.com. These companies share our digital-first approach to freight intermediation, with varying focus across domestic United States operations, global ocean freight, single-country Mexican operations and the cross-border trucking lane.

Mexican domestic LTL and parcel competitors: in our Fr8Now business we compete principally with Mexican LTL specialists including Saia, Inc., Penske Logistics, TIBA Group and Pak2Go, as well as the Mexican operations of global parcel and express carriers including Federal Express Corporation, DHL Express and Estafeta Mexicana, S.A. de C.V.

Transportation management system providers: for our Fleet Rocket product we compete with established TMS vendors including McLeod Software, MercuryGate International, Inc. and Trimble Inc., as well as a long tail of smaller TMS providers serving the small-fleet and broker segments.

Ocean freight digital platforms: for our Waavely product we compete with global ocean freight digital platforms including Flexport, Inc., Freightos Limited and the digital booking offerings of major ocean carriers such as Maersk and CMA CGM.

Future competitive landscape

The competitive landscape continues to evolve. Innovations in transportation technology — including autonomous trucking, advanced driver-assistance systems, large language model–powered automation and platform consolidation — could materially change the structure of the industry over the medium and long term. We monitor these developments closely and continue to invest in our technology platform to maintain our competitive position.

Industry Overview

United States Logistics Market

The United States logistics industry is one of the largest sectors of the U.S. economy. According to the 36th Annual State of Logistics Report “Navigating Through the Fog,” produced annually for the Council of Supply Chain Management Professionals by Kearney and presented by Penske Logistics (the “2025 State of Logistics Report”), U.S. business logistics costs reached approximately $2.6 trillion in 2024, equivalent to approximately 8.7% of national gross domestic product. The same report forecasts that U.S. logistics and transportation output will grow by approximately 2% in 2025.

Trucking remains the dominant mode of freight transportation in the United States. According to the American Trucking Associations, the trucking industry accounted for over 70% of the nation’s total freight tonnage in 2024 and generated approximately $906 billion in gross revenues, representing approximately 72.6% of the nation’s freight bill. The U.S. trucking market is highly fragmented, with the top 50 for-hire carriers accounting for less than 50% of total industry revenue.

United States–Mexico Cross-Border Market

The United States–Mexico cross-border trucking market is one of the fastest-growing segments of North American logistics. According to the U.S. Bureau of Transportation Statistics’ 2025 Transborder Freight Data Annual Report, U.S.–Mexico freight moved by truck reached approximately $51.5 billion in December 2025. Trucking accounted for approximately 73.6% of total U.S.–Mexico trade by value in 2025. Mexico overtook China as the largest U.S. trading partner in 2024 and maintained that position throughout 2025, with total bilateral trade exceeding $840 billion in 2024.

This growth has been driven primarily by the nearshoring trend, in which manufacturers of goods consumed in the United States have relocated production from Asia to Mexico to shorten supply chains, reduce delivery times and benefit from preferential treatment under the United States–Mexico–Canada Agreement (“USMCA”), which entered into force on July 1, 2020. The Bajío–Mexico City–Querétaro industrial corridor in central Mexico, together with the northern manufacturing hubs of Monterrey, Saltillo and the border cities of Ciudad Juárez, Nuevo Laredo and Tijuana, have become the principal sources of cross-border freight volume. According to a Kearney study on cross-border logistics, the Mexico–United States cross-border transportation and logistics market is expected to reach approximately $56 billion by 2030, growing at a compound annual growth rate of approximately 7% from 2025.

USMCA Review and the Case for Technology-Enabled Logistics

The three signatory governments are scheduled to conduct a joint review of the USMCA agreement in mid-2026. While the outcome of this review introduces near-term uncertainty for cross-border trade flows, we believe that any meaningful evolution of the USMCA regulatory framework would increase the operational and technological complexity of cross-border trade rather than reduce trade volumes. The underlying economic drivers of U.S.–Mexico trade — proximity to U.S. consumer markets, established manufacturing capacity, supply chain resilience considerations and labor cost differentials relative to Asian alternatives — remain structurally intact.

In our view, a more complex regulatory environment reinforces the strategic value of technology-enabled logistics platforms relative to traditional intermediaries. Additional compliance burden — whether in the form of stricter rules of origin verification, expanded documentation requirements, customs procedural changes or enforcement intensification — is most efficiently absorbed by providers with automation infrastructure that can process additional regulatory steps at low marginal cost. We believe technology-enabled logistics providers, including Fr8Tech, are positioned to gain share over traditional intermediaries that lack such automation infrastructure. We discuss the specific risks associated with the USMCA review and related regulatory and trade developments in Item 3.D Risk Factors.

Mexican Domestic Logistics Market

The Mexican domestic freight and logistics market continues to expand alongside the cross-border trade boom. The Mexican LTL segment is expected to grow at a compound annual growth rate in the mid-single digits over the medium term, supported by the expansion of the Mexican formal retail sector and the southbound flow of consumer goods into central Mexico. Within the Mexican LTL and parcel segments, established competitors include Saia, Inc., Penske Logistics, TIBA Group and Pak2Go, alongside parcel and express carriers including Estafeta Mexicana, S.A. de C.V., Federal Express Corporation and DHL Express. The Mexican market also includes a growing number of digital freight marketplaces, such as Flete.com, that compete with our Fr8App and Fr8Now offerings.

Fr8Tech’s operations are headquartered in Monterrey, Mexico, which has a long-standing history as a transportation hub within the domestic and cross-border Mexican freight transportation market, and from which the Company serves the United States–Mexico corridor.

Products and Services

Fr8Tech offers an integrated portfolio of logistics technology products developed over more than a decade that has expanded materially in each of the last three fiscal years. The portfolio addresses distinct segments of the freight transportation value chain — full-truckload brokerage, less-than-truckload, dedicated capacity, ocean freight, transportation management, sales automation and customs compliance. Each product can operate as a stand-alone offering, but together they form a unified platform from which the Company can serve customers across multiple transportation modalities and use cases.

As described further under Recent Developments and Events Subsequent to December 31, 2025 below, the Company announced in April 2026 that its Board of Directors is overseeing an evaluation of strategic alternatives for its online brokerage operations, including a potential sale. The descriptions of the Company’s brokerage products below reflect their status as of the date of this Annual Report, during which all products remain fully operational and commercially available.

Established Core Products

The Company’s established core products, all of which have been in continuous commercial operation for several years, are the foundation of Fr8Tech’s freight brokerage business and customer relationships.

Fr8App — Cross-Border Digital Freight Brokerage. Fr8App is the Company’s flagship product and has been in continuous commercial operation since the Company’s inception. It is a digital freight brokerage platform that connects Shippers with a vetted network of Carriers, with a particular focus on full-truckload movements between the United States and Mexico. The Fr8App platform automates load posting, carrier matching, rate negotiation, document management and payment workflows. As of December 31, 2025, the platform had approximately 5,000 registered Carriers and served customers across a broad range of industrial verticals.

Fr8Now — Mexican Less-Than-Truckload. Fr8Now is the Company’s digital LTL service operating principally within Mexico, in continuous commercial operation since 2023. The platform aggregates partial loads from multiple Shippers into consolidated linehaul movements, serving small and mid-sized Mexican Shippers that lack the volume to justify dedicated full-truckload service. Fr8Now leverages the Fr8App carrier network and operational infrastructure.

Fr8Fleet — Dedicated Fleet Capacity. Launched in December 2021, Fr8Fleet provides dedicated fleet capacity to enterprise Shippers that require contractual, predictable transportation capacity. Under a Fr8Fleet engagement, the Company commits a defined number of trucks and drivers to a single Shipper for a defined contract term. Fr8Fleet customers tend to be large multinational manufacturers seeking to lock in cross-border capacity. The Company’s largest Fr8Fleet customer, KCM, accounted for approximately 42% of total Company revenues in fiscal year 2025.

Fr8Radar — Visibility and Tracking. Fr8Radar provides real-time shipment visibility and tracking for Fr8App customers, integrating GPS data from Carriers, electronic logging device data and exception alerts into a single Shipper-facing dashboard. As of December 31, 2025, Fr8Radar integrated with 82 third-party GPS providers, expanding its visibility coverage across our Carrier network.

Products launched in 2024

Waavely — Ocean Freight Digital Booking. Launched in July 2024, Waavely is the Company’s ocean freight digital booking platform, enabling Shippers to obtain quotes, book containers and manage shipments between North America and ports worldwide. Waavely complements Fr8App’s ground-based cross-border capabilities by giving customers a single point of access for both surface and ocean transportation.

Products launched in 2025

During fiscal year 2025 the Company executed two major product launches that expanded its addressable market beyond traditional freight brokerage and into business-to-business software-as-a-service.

Fleet Rocket TMS — AI-Powered Transportation Management System (February 2025). Fleet Rocket is a cloud-based transportation management system commercially launched in February 2025 as the Company’s first software-as-a-service product. Fleet Rocket is the productized version of the proprietary TMS that Fr8Tech had previously used internally to operate its freight brokerage business. As a stand-alone commercial product, Fleet Rocket is sold on a subscription basis to other freight brokers, small fleet operators and Shipper logistics teams. Fleet Rocket is differentiated by an artificial intelligence layer developed in-house by Fr8Tech, comprising a proprietary AI model and a set of proprietary AI agents, including an AI Tendering Bot, that automate carrier matching, document handling, exception management and pricing workflows.

Zayren and Zayren Pro — AI Sales Co-Pilots for the Freight Brokerage Industry (November 2025). Zayren is the Company’s second software-as-a-service product, commercially launched in November 2025. It is an AI-powered sales co-pilot for freight brokers, automating prospect research, outreach personalization, quote preparation and follow-up workflows. Zayren Pro, a premium version with additional enterprise features, was released in January 2026. Zayren is designed to integrate with Fleet Rocket TMS so that customers of either product can benefit from a connected workflow spanning the freight broker’s full sales-to-execution cycle.

The Tendering Bot is fully integrated with Fleet Rocket to enhance its automation capabilities and support enterprise clients by enabling faster decision-making, real-time load visibility, and reduced operating costs. The integration also facilitates structured data flow between Fr8App and Fleet Rocket.

All freight matching products (Fr8App, Waavely and Fr8Now) work under a similar business model whereby contribution margins are primarily earned from revenue invoiced to Shippers less costs paid to Carriers per completed transaction. Under Fr8Fleet, contribution margins are earned on dedicated capacity engagements. Fleet Rocket and Zayren are sold under subscription-based SaaS models with pricing tiers based primarily on shipment volumes and feature requirements.

Products launched in 2026 (subsequent to fiscal year-end)

In April 2026, the Company commercially launched DODA Smart, a software product addressing the Mexican customs compliance market. This product is described in further detail under “Recent Developments and Events Subsequent to December 31, 2025” below.

Research & Development

Fr8Tech’s BackOffice

For traditional freight brokers, the Fr8App Platform is a valuable source to finding capacity for their clients quickly, when they have not achieved it through their traditional channels and methods. Brokers use the portal to help augment their businesses and provide Fr8Tech with valuable market data and revenue diversification.

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

Its technology has been designed with the goals of building a highly efficient, adaptable, scalable and secure platform with the potential to vastly improve operating margins of freight transactions. Following are some of the features of Fr8Tech’s technology infrastructure and development methodologies:

1.	Efficiency & Adaptability

●	Highly automated agile development process supported by CI and CD tools
●	Event based, micro-service architecture
●	Applications packaged in Docker images
●	Container orchestration via Kubernetes leveraging automated rollouts and rollbacks, service discovery and load balancing.
●	Modern, extendable, API suited for integration with industry data providers (TMS, telematics, ELD, Compliance, Big Data providers and other systems)

2.	Scalability & Availability

●	Project hosted in GoogleCloudPlatform
●	Underlying platform invented in telco industry, designed for scale with minimal downtime
●	Erlang’s (via Elixir) let-it-crash philosophy, reducing codebase and allowing smaller teams to produce more
●	CQRS design pattern used throughout the system, separation between read & write storage
●	Easy horizontal scaling via Kubernetes
●	EventStore as a framework for CQRS, Events Fr8App’scing, and messaging
●	Postgresql hosted in Aiven

3.	Security & Auditability

●	Data loss prevention - all transactions are stored in immutable storage, Fr8App revert and reinterpret data from the inception with hindsight
●	System is monitored by automated monitoring tools (Stackdriver, Prometheus) and alerts the engineering team via Slack integration
●	Grafana is used to visualize system parameters in real-time
●	All API traffic is stored in BigQuery for deep analysis of system’s usage
●	Using highest industry available encryption standards

●	All information is encrypted in real time, https and wss
●	Personally identifiable information is encrypted in rest
●	Strict data and code access policies applied to product, and to development process
●	Full snapshot, i.e. base backup of PostgreSQL
●	PostgreSQL streaming backup, i.e. WAL records
●	Entire instances backed up
●	Access to multiple data centers in different geographic zones

Fr8Tech has developed and will continue to create and enhance new business intelligence capabilities around reporting, online analytical processing, analytics, data mining, process mining, complex event processing, business performance management, benchmarking, text mining, predictive analytics, and prescriptive analytics. All these enhanced functionalities will increase the utility and add value to all users of our Platform and in turn, help drive traffic to the Platform itself.

Integrations

At the core Fr8App’s networking capabilities are key integrations with outside GPS tracking service providers that give our customers numerous options for real time location and movement data on trucks shipping their loads. This is central to our Fr8Radar offering. We have also invested software development resources to establish dozens of bespoke customer integrations to link Fr8App with customer’s ERPs and operating platforms to streamline dataflow and processes, ensure data accuracy and enhance reporting and analytics to improve their operating efficiencies.

Another example of advancing our offerings through key integrations is service agreement with Trebu, signed on November 16, 2024, for an initial one-year term with an automatic renewal clause, under which Trebu provides automated shipment planning services using AI to process customer requests. Trebu is implementing and maintaining the AI-powered automation system that identifies and processes shipment planning requests, ensuring proper integration and synchronization of shipment and facility data, and providing ongoing support and maintenance to guarantee system reliability and efficiency. For more information, see Item 3.D. “Risk Factors – Risks Related to Fr8Tech’s Business - Our dependence on a third-party provider for the development and integration of AI technologies exposes us to operational and contractual risks.”

Artificial Intelligence

In 2025, Fr8Tech launched its AI Lab. In collaboration with University of Monterrey, the Company started this program to set new technology standards for the OTR freight market in Mexico by harnessing machine learning to create intelligent, self-optimizing logistics solutions and integrating cognitive AI systems into its technology-driven solutions. The mission of the AI Lab is to: 1.) develop AI-powered logistics products with tangible real-world applications; 2.) leverage cognitive architectures to enhance decision-making and automation; 3.) foster collaboration between academia and industry to advance AI research; and, 4.) attract and nurture top AI talent to build a networked team of leading technologists.

Over the past year, the Company has also partnered with Fetch.ai to deploy AI-powered voice agents using Agentverse, Fetch.ai’s decentralized platform for autonomous agents, powered by ASI:One, its flagship agentic LLM. The deployment supported Fr8Tech’s move toward smarter, decentralized logistics systems and advanced the Company’s growing role in the emerging ecosystem of AI-native supply chain solutions.

Researching, creating and advancing AI-enabled technology are central to the Company’s mission and its ongoing development of tangible, value-added solutions for the OTR freight market in North America. Fr8Tech will continue to invest in its internal software and AI development teams, as well as in its technology development partnerships to bring the best possible solutions to market.

Customers and Customer Acquisition

Customer Base

Fr8Tech serves a diversified base of Shippers ranging from small and mid-sized Mexican exporters to large multinational manufacturers. As of December 31, 2025, the Company served customers across a broad range of industrial verticals, including automotive, electronics, consumer packaged goods, paper and pulp, aluminum and metals, pharmaceuticals, recycling, toys, agricultural and other industrial sectors. For the year ended December 31, 2025, our largest customer, KCM, accounted for approximately 42% of revenues and is principally served through our Fr8Fleet dedicated capacity product. As of December 31, 2025 and December 31, 2024, KCM accounted for 31% and 88% of Fr8App’s accounts receivable, respectively. A second customer accounted for approximately 11% of revenues, with the remaining customer base being highly fragmented. This customer concentration is discussed further in Item 3.D Risk Factors.

Fr8Tech believes that Shippers value the features and benefits of its platform because it gives them access to vetted and trusted Carriers that help alleviate driver shortages. Shippers also benefit from cost transparency, as there are no hidden fees, and they can rely on real-time shipment tracking across all cross-border movements. Fr8Tech believes that Carriers value the Company’s ability to assist in minimizing empty, or deadhead, miles and maximizing revenue per mile. Carriers also benefit from income predictability based on scheduled fulfillments, faster payment for services and the ability to avoid potentially expensive factoring companies.

Sales and Marketing

The Company’s sales and marketing efforts are aimed primarily at direct contact with Shipper logistics, supply chain and transportation procurement teams. Our sales process includes outbound prospecting by a dedicated business development team, inbound lead generation through our website and digital marketing channels, and account management for existing customers. Members of our commercial and executive team attend selected industry conferences and trade events in the United States and Mexico to maintain relationships with prospective customers and monitor market developments.

In addition to direct sales, the Company markets its products through digital channels including search engine marketing, content marketing and industry-specific publications. As we expand the Zayren and Fleet Rocket SaaS products, we expect to increase our investment in product-led growth motions, including self-service onboarding, free trials and integrations with widely used freight industry software.

Fr8Tech builds its Carrier network by marketing its platform to reputable Carriers, demonstrating the value of the marketplace, bringing high-volume consistent business from Shippers, maintaining an intuitive and engaging user experience, providing key operations support, and making timely payments when shipments are completed.

Shipper Vetting

Before activating a new Shipper account, the Company performs commercial due diligence, including verification of the Shipper’s legal existence and good standing in its jurisdiction of incorporation, review of credit references and financial information where appropriate, and confirmation of contact information and authorized billing parties. For Mexican Shippers, the Company additionally verifies the Shipper’s RFC (Registro Federal de Contribuyentes, the Mexican federal taxpayer registry) and issues facturas in compliance with Mexican tax invoicing requirements.

Carrier Network and Carrier Vetting

Carrier Network

Fr8Tech operates an asset-light business model. The Company does not own trucks, trailers or other transportation assets. Rather, the Company contracts with a network of Carriers — independent trucking companies and owner-operators — to perform the physical movement of freight. As of December 31, 2025, the Company’s network included approximately 5,000 registered Carriers operating in the United States and Mexico.

Technology-Enabled Carrier Onboarding

Carrier onboarding and credentialing at Fr8Tech is fully technology-enabled. Carriers register and complete the vetting process directly through the Fr8App platform, which automates the verification of operating authority, insurance coverage, safety credentials and tax registration against the relevant public regulatory databases in the United States and Mexico. Once a Carrier is activated, the platform monitors the validity of credentials on an ongoing basis and automatically flags or suspends Carriers whose credentials lapse or whose safety ratings deteriorate.

United States Carrier Vetting

Before activating a new U.S.-based Carrier on the Fr8App platform, the Company verifies, among other items, the Carrier’s: operating authority issued by the FMCSA, evidenced by a valid Motor Carrier number; DOT number; Standard Carrier Alpha Code; current automobile liability and cargo insurance coverage in amounts meeting or exceeding regulatory minimums; safety rating and Compliance, Safety, Accountability scores published by the FMCSA; and Customs-Trade Partnership Against Terrorism (“C-TPAT”) and Free and Secure Trade (“FAST”) certifications, where applicable for cross-border operations.

Mexican Carrier Vetting

Before activating a new Mexican Carrier on the Fr8App platform, the Company verifies, among other items, the Carrier’s: registration with the Servicio de Administración Tributaria (“SAT”), evidenced by a valid RFC; operating permit issued by the SICT; ability to issue the Complemento Carta Porte, the digital fiscal document required by SAT for goods transported by road within Mexico; current insurance coverage meeting Mexican regulatory requirements and Fr8Tech’s internal standards; and C-TPAT and FAST certifications, where applicable for cross-border operations.

Carta Porte Management Within Our Technology Platform

The Complemento Carta Porte is a digital fiscal document required by the SAT for the transportation of goods by road within Mexico, fully implemented in 2022. Fr8Tech manages Carta Porte issuance, validation and storage natively within Fleet Rocket TMS. We believe the integration of Carta Porte management directly within our TMS is a meaningful differentiator versus legacy intermediaries that rely on third-party tools or manual processes for Mexican fiscal compliance.

Regulations

United States Regulation

The Company’s freight brokerage operations in the United States are regulated principally by the U.S. Department of Transportation through the Federal Motor Carrier Safety Administration. As a property freight broker, the Company is required to maintain a broker authority license issued by the FMCSA, post a surety bond or trust fund agreement in the amount required by FMCSA regulations, and comply with broker registration, recordkeeping and disclosure requirements. Cross-border operations are additionally subject to oversight by U.S. Customs and Border Protection and to the security requirements of the C-TPAT and FAST programs.

Mexican Regulation

In Mexico, the Company’s operations are regulated principally by the SICT, the Mexican federal infrastructure, communications and transportation ministry. SICT was renamed in November 2022 from its prior name, SCT. The Carriers in our Mexican network are required to hold operating permits issued by SICT and to comply with applicable federal and state transportation regulations, including those administered by the Servicio de Administración Tributaria (“SAT”) for tax matters and by the Agencia Nacional de Aduanas de México (“ANAM”) for cross-border operations

Cross-Border Regulatory Framework

The cross-border operations of the Company and its Carriers are governed by the USMCA, which entered into force on July 1, 2020 and replaced NAFTA. USMCA provides for preferential tariff treatment for qualifying goods, harmonized customs procedures and rules of origin requirements that affect the routing and documentation of cross-border shipments. The three signatory governments are scheduled to conduct a joint review of the agreement in mid-2026. We discuss the risks associated with potential changes to the USMCA framework in Item 3.D. “Risk Factors”.

Data Protection and Privacy Regulation

In the course of our operations we collect and process personal data of individuals, including driver identification and contact information, real-time vehicle location and telematics data associated with drivers, and contact information of personnel at our Shipper and Carrier counterparties. In Mexico, our processing of personal data is governed principally by the Ley Federal de Protección de Datos Personales en Posesión de los Particulares and its implementing regulations. In the United States, our processing of personal data may be subject to applicable state privacy laws, including the California Consumer Privacy Act, as amended by the California Privacy Rights Act. We discuss the risks associated with privacy and data protection matters in Item 3.D. “Risk Factors”.

Intellectual Property

Fr8Tech relies on a combination of trademark law, trade secret protection, and contractual arrangements to protect its intellectual property.

Trademarks

The Company holds two registered trademarks in the United States with the U.S. Patent and Trademark Office: the FR8TECHNOLOGIES & Design mark and the FR8HUB & Design mark, both registered following Statements of Use filed and confirmed in September 2023. The FR8HUB & Design mark relates to a predecessor brand that is no longer actively used in the Company’s operations.

The Company has also filed trademark applications for its FLEET ROCKET product brand. In the United States, a trademark application for FLEET ROCKET (Application No. 98820629) was filed with the USPTO in October 2024 and a Statement of Use (Allegation of Use) was submitted to the USPTO in March 2026; the application remains pending. A corresponding trademark application for FLEET ROCKET was filed with the Mexican Institute of Industrial Property (Instituto Mexicano de la Propiedad Industrial, “IMPI”) prior to June 2025, with filing receipts received from IMPI; that application also remains pending. The Company does not currently hold any patents.

Software and Proprietary Technology

Fr8Tech’s principal intellectual property assets are its proprietary software platform, its portfolio of artificial intelligence models and AI agents, and the underlying logistics operational dataset on which those models have been trained. The Company has developed a proprietary artificial intelligence model in-house, trained on more than a decade of its own logistics operational data, including shipment records, carrier performance data, lane economics, exception patterns and cross-border documentation flows. The Company has also developed a portfolio of proprietary AI agents built on top of this model that automate workflows across its product platform. Fr8Tech regards this combination of proprietary model, training dataset and AI agent portfolio as core intellectual property assets of the business.

The Company invests in its software platform on an ongoing basis through development work by employees and externally contracted parties. The Company invested approximately $0.31 million and $0.35 million in software during the years ended December 31, 2025 and 2024, respectively. Fr8Tech expects to continue investing in its software commensurate with the expansion of its product offerings.

Protection Measures

Fr8Tech believes that the success of its business depends on the quality of its proprietary software solutions, technology, processes, and domain expertise, and that its competitive position depends primarily on its ability to develop and maintain a technology leadership position in the USMCA cross-border freight market by delivering innovative proprietary solutions, business intelligence, and platform capabilities that satisfy the needs of both Shippers and Carriers. Fr8Tech protects its proprietary software, source code, algorithms and data assets through a combination of trade secret protections, contractual confidentiality obligations with its employees and third-party developers, and technical access controls on its systems and data.

Recent Developments and Events Subsequent to December 31, 2025

The following events occurred after the December 31, 2025 fiscal year-end and through the date of this Annual Report on Form 20-F, presented in chronological order.

January 2026 — Commercial launch of Zayren Pro

On January 22, 2026, the Company commercially launched Zayren Pro, a premium commercial version of Zayren with additional enterprise features and next-generation AI agent capabilities. Zayren Pro is the second commercial release in the Zayren product line, following the launch of Zayren in November 2025.

February 2026 — ISO 9001:2015 Annual Audit

In February 2026, the Company completed its annual ISO 9001:2015 audit, maintaining its quality management system certification. ISO 9001:2015 is an internationally recognized standard for quality management systems.

March 2026 — Securities Purchase Agreement

On March 12, 2026, the Company entered into a securities purchase agreement with certain accredited investors for the issuance of additional Series C Preferred Shares for aggregate gross proceeds of approximately $1 million.

March 2026 — ELOC Waiver Agreement

On March 23, 2026, the Company executed a limited waiver agreement with the ELOC Investor relating to the timing of the registration statement required to be filed in connection with the ELOC. See Note 19 to the consolidated financial statements.

April 2026 — Strategic Review of Brokerage Operations

On April 2, 2026, the Company announced a strategic update on its transition to an AI-powered, software-first logistics technology company and disclosed that it is exploring strategic alternatives for its online brokerage operations, including a potential sale. The Company has engaged with multiple interested parties as part of that process, and the Company’s Board of Directors is overseeing the evaluation of strategic alternatives for the brokerage operations.

The Company’s brokerage operations — conducted primarily through Fr8App, Fr8Fleet and Fr8Now — have historically represented the majority of the Company’s revenues. The strategic review reflects the Board’s determination that a focused AI-software business model, built around the Company’s commercially deployed SaaS products including Fleet Rocket, Zayren and Zayren Pro, represents the most direct path to deliver long-term value. The Company emphasized that its enterprise customer relationships, technology infrastructure and AI development pipeline are unaffected by the strategic review process.

The exploration of strategic alternatives is preliminary and exploratory in nature. There can be no assurance that this process will result in any transaction, and the Company does not intend to provide further updates unless and until a definitive agreement is reached or disclosure is otherwise required. This announcement was made in a Report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2026.

See Item 3.D Risk Factors for a discussion of risks associated with the strategic review process

April 2026 — Commercial launch of DODA Smart

On April 7, 2026, the Company commercially launched DODA Smart, a software product addressing the Mexican customs compliance market. DODA Smart digitizes and automates compliance with the Documento de Operación para Despacho Aduanero (“DODA”) regime under Mexican customs law and with the new procedural and documentation requirements being implemented during 2026 by Mexican customs authorities, including the Servicio de Administración Tributaria (“SAT”) and the Agencia Nacional de Aduanas de México (“ANAM”). The product addresses three customer segments:

Mexican Customs Brokers (Agencias Aduanales): DODA Smart automates the preparation, validation and submission of customs documentation required to comply with the new ANAM procedures.

Mexican Importers and Exporters (Shippers): DODA Smart provides real-time visibility into the status of customs operations and enables automated monitoring and follow-up of pending clearance steps.

Carriers: DODA Smart includes verification capabilities designed to detect falsified or expired DODAs, the use of which can expose drivers and persons processing customs documentation to civil and, in certain cases, criminal liability under Mexican law.

The DODA Smart launch is occurring in parallel with the implementation of the reforms to the Mexican Customs Law (Ley Aduanera) published in the Diario Oficial de la Federación on November 19, 2025 and effective from January 1, 2026.

April 2026 — Launch of the Fr8Tech AI Transformation Framework

On April 21, 2026, the Company announced the launch of the Fr8Tech AI Transformation Framework (“FATF”), a proprietary methodology developed by the Company’s in-house AI Lab that establishes the use of agentic AI across the Company’s software development and enterprise operations. The FATF establishes an internal AI governance structure including executive oversight, a centralized AI Lab and designated AI champions across departments, and is structured by reference to four international voluntary standards: ISO/IEC 42001:2023, the NIST AI Risk Management Framework, the OWASP Top 10 for Large Language Model Applications and ISO 9001:2015. References to these international standards describe the voluntary reference frameworks used to structure the FATF and do not constitute a claim of certification against those standards. The Company currently holds ISO 9001:2015 certification but has not obtained, and has not scheduled, an ISO/IEC 42001 certification audit.

4.C. Organizational Structure

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this Annual Report:

Name	Place of Formation	Relationship
Freight App, Inc.	Delaware	Wholly-owned subsidiary
Freight App de México S.A. de C.V.	Mexico	Wholly-owned subsidiary
JAK Solar Loans 1 Limited	British Virgin Islands	Wholly-owned subsidiary

4.D. Property, Plants, and Equipment

Facilities

Fr8Tech’s global headquarters are in Monterrey, Mexico at Emilio Zola Num. 743 Piso 4, Int. 1, Col. Obispado, Monterrey Nuevo Leon, Mexico CP 64060. We also lease office space in Mexico City, Mexico for several employees. Our physical office in the United States is located at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380. All office locations are rental office spaces.

The Company entered into a lease agreement on November 2, 2022, for an office in Monterrey, Mexico located at Hidalgo 2035, Interior M20, Obispado, Monterrey, Nuevo Leon, Mexico 64060 for a period of 12 months, amended the lease for additional adjacent office space in August 2023, and twice renewed the leases for subsequent 12-month terms on November 1, 2023 and 2024. The lease agreement expired on October 31, 2025. The Company entered into a new office lease in Monterrey, Mexico at its current location at Emilio Zola Num. 743 Piso 4, Int. 1, Col. Obispado, Monterrey Nuevo Leon, Mexico CP 64060 on November 1, 2025. The lease expires on October 31, 2026.

The Company entered into a lease agreement for office space in Mexico City to accommodate three to five employees on February 1, 2024. That lease was renewed on February 1, 2025. In October 2020, the Company entered into a work-suites arrangement for a workspace in an office located in The Woodlands, Texas, on a month-to-month basis, which continues in effect.

Total current monthly rent for all office locations is approximately $12,000. The facility lease expenses for the years ended December 31, 2025 and 2024, were approximately $132,581 and $141,315, respectively. Certain employees located in the U.S., Spain, and elsewhere in Mexico work remotely. Employees in Monterrey, Mexico have the option to work remotely for part of the week.

Equipment

Fr8Tech’s principal asset consists of its software, which it invests in on a monthly basis through development work by information technology and development employees and externally contracted parties. The Company invested approximately $0.31 million and $0.35 million in software during the years ended December 31, 2025, and 2024, respectively, and expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report.

This discussion may contain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements because of various factors, including those set forth under Item 3.D. “Risk Factors,” or in other parts of this Annual Report. See also “Cautionary Note Regarding Forward-Looking Statements”.

5.A. Operating Results

Select Financial Data and Principal Factors Affecting Our Financial Performance

The following table presents the selected consolidated financial information for our Company. All numbers are presented in United States Dollars. The selected consolidated statements of comprehensive loss data for the years ended December 31, 2025, 2024 and 2023 and the consolidated balance sheets data as of December 31, 2025, and 2024, have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page 80 and are consistent with numbers reported in our prior annual filings.

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

	Year Ended	Year Ended	Year Ended
(US$)	December 31, 2025	December 31, 2024	December 31, 2023

Revenue	$13,062,534	$13,728,922	$17,060,753

Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	11,460,769	12,389,520	15,709,673
Compensation and employee benefits	4,482,151	5,349,764	5,963,713
General and administrative	2,445,918	1,983,901	3,163,639
Sales and marketing	118,392	65,574	80,328
Depreciation and amortization	449,369	430,414	404,598
Total Cost and expenses	18,956,599	20,219,173	25,321,951

Operating Loss	(5,894,065)	(6,490,251)	(8,261,198)

Other income and (expenses)
Interest income	-	1,770	8,880
Interest expense	(762,399)	(675,628)	(816,819)
Other income	-	-	342
Other expense	-		(499,259)
Unrealized gain (loss) in fair value of cryptocurrency	(16,666)	-	-
Realized gain (loss) in value of sold cryptocurrency	(1,650,339)	-	-
Gain from extinguishment of debt	-	1,607,766
Change in the fair value of derivative liability	512,138
Change in fair value of convertible note	(38,069)	22,602	345,396
Total other expense	(1,955,335)	956,510	(961,460)

Loss before income taxes	(7,849,400)	(5,533,741)	(9,222,658)

Income tax expense	52,377	67,486	104,948

Net loss	(7,901,777)	(5,601,227)	(9,327,606)

Foreign currency translation	480,258	(1,740,552)	452,917
Comprehensive loss	(7,421,519)	(7,341,779)	(8,874,689)
Weighted average number of shares, basic and diluted*	566,330	45,642	2,393
Loss per share, basic and diluted	$(13.95)	$(122.72)	(3,897.32)

* - The number of shares outstanding was adjusted retroactively for all periods presented to reflect the Reverse Splits.

Warrants to purchase ordinary shares are not included in the diluted loss per share calculations when their effect is antidilutive.

BALANCE SHEET

	Year Ended December 31, 2025	Year Ended December 31, 2024
Current assets	$6,332,384	$5,049,546
Total assets	12,589,636	5,690,245
Current liabilities	6,301,006	6,345,005
Long term liabilities	962,095	-
Share capital	2,227	308
Total stockholders’ equity (deficit)	$5,326,535	$(654,760)

Revenues

Fr8Tech’s revenues decreased to $13.1 million for the year ended December 31, 2025 from $13.7 million for the year ended December 31, 2024, a reduction of $0.6 million and 4.9% on year-over-year basis. The year-over-year decrease was primarily driven by reduced dedicated service due to customer specific circumstances and our continued efforts to focus on higher margin customers and lanes in the spot market, which limited volume growth across the platform. Our Fr8Fleet revenue declined 33% to $3.4 million in 2025, partially offset by an 8% increase in our Fr8App spot market revenue to $9.6 million, by increased revenue from Waavely, our ocean container brokerage platform, and by initial revenue from software sales of Fleet Rocket, our TMS launched in 2025, which were $17.7 thousand.

	Year Ended
	December 31,
Revenue	2025	2024	Change	% Change
Freight Transportation Brokerage	$9,625,003	$8,635,201	$989,802	11.5%
Dedicated Capacity	3,419,801	5,093,721	$(1,673,920)	-32.9%
Software	17,730	-	17,730	-
Total	$13,062,534	$13,728,922	$(666,388)	-4.9%

	Year Ended
	December 31,
Volume	2025	2024	Change	% Change
Brokerage Shipments	5,931	4,780	1,151	24.1%
Dedicated Capacity Truck Days	7,215	15,139	(7,924)	-52.3%

The Freight Transportation Brokerage service line experienced a 24.1% increase in the number of shipments; 30.1% increase in US domestic, 59.4% increase in Mexico domestic, and a 17.6% decrease in cross-border shipments.

The Dedicated Capacity service line experienced a 52.3% decrease in the number of truck days made available to our Fr8Fleet customers. One truck day means a standard 53’ dry-van trailer and truck being available to serve the customer for one full working day. The decrease in truck days exceeded the decrease in revenue, primarily due to the Company providing more local, short-haul capacity in 2025 for its primary Fr8Fleet customer, KCM, which is provided at a lower daily rate than longer haul capacity.

Fr8Tech’s revenues decreased to $13.7 million for the year ended December 31, 2024 from $17.1 million for the year ended December 31, 2023, a reduction of $3.4 million and 19.5% on year-over-year basis. The year-over-year decrease was primarily driven by: (1) our continued efforts to focus on higher margin customers and lanes in the spot market which impacted overall volume across the platform; (2) reduced spot market and dedicated service activity in the third quarter 2023 due to customer specific circumstances; and, (3) an approximate 3.5% decline in the Mexican peso relative to the US dollar year-over-year, which reduced the US dollar amount of Mexican peso based revenue on a comparative basis. Our spot market revenue declined 36% to $8.6 million in 2024, partially offset by a 42% increase in our Fr8Fleet revenue to $5.1 million and to a lesser extent the launch of Waavely, our ocean container freight brokerage service.

Costs of Revenue

The Company’s cost of revenue for both freight brokerage and dedicated services is entirely comprised of the costs our carriers incur and invoice us to perform the service. In the case of freight brokerage services, this reflects their total costs for hauling the customers freight from origin to destination. In the case of dedicated capacity services, this reflects having the trucks available to haul freight for the customer and costs related to any freight movements. For both services, these costs include any accessorial charges carriers may incur such as loading or unloading, drayage, stoppage, fuel surcharges, border-crossing, packing materials, etc.

Fr8Tech’s cost of revenue decreased to $11.5 million for the year ended December 31, 2025 from $12.4 million for the year ended December 31, 2024, a reduction of $0.9 million and 8% on a year-over-year basis. Year-over-year cost of revenue decreased primarily due to the decline in revenue. The improved contribution from lower cost of revenue was primarily due to change in product mix, variation in specific customer and carrier rates on certain lanes and in the traffic mix itself over the year. The Fr8Fleet business improved its contribution primarily through better carrier cost management and collections from receivables that were written off in 2024.

Fr8Tech’s cost of revenue decreased to $12.4 million for the year ended December 31, 2024 from $15.7 million for the year ended December 31, 2023, a reduction of $3.3 million and 21% on a year-over-year basis. Year-over-year cost of revenue decreased primarily due to the decline in revenue. The improved contribution from lower cost of revenue was primarily due to change in product mix, variation in specific customer and carrier rates on certain lanes and in the traffic mix itself over the year. The Fr8Fleet business, which grew 42% in 2024, improved its contribution primarily due to providing additional capacity for KCM and expanding service to several additional large enterprise end-customers.

Compensation and Employee Benefits

Fr8Tech’s compensation and employee benefits expenses were $4.5 million for the year ended December 31, 2025 compared to $5.3 million for the year ended December 31, 2024, which was a $0.8 million or 16% decrease on a year-over-year basis. The decrease was primarily due to lower headcount in 2025 following the elimination of approximately 35 positions across most functions in an effort to streamline operations and reduce costs.

In 2025, the Company undertook a cost cutting initiative to optimize resources for operational performance and shifting sales focus to emphasize sales of the Company’s TMS software offering, Fleet Rocket, and to lower ongoing operating expenses. The Company reduced its workforce by approximately 34%. As a result of these measures, the Company anticipates that its compensation and employee benefit expenses will be lower in 2026 than in 2025. Total employees and FTE contractors, who are included in our compensation costs, at December 31, 2025, 2024 and 2023 were 66, 100 and 78, respectively.

Fr8Tech’s compensation and employee benefits expenses were $5.3 million for the year ended December 31, 2024 compared to $6.0 million for the year ended December 31, 2023, which was a $0.6 million or 10% decrease on a year-over-year basis. The decrease was primarily due to lower executive compensation and bonuses, lower stock based compensation, and a weaker Mexican peso relative to the US dollar, partially offset by some additional hiring. As noted above, the total number of employees and FTE contractors was 100 at December 31, 2024, at which time the company was making several personnel changes, primarily within sales, technology and operations.

General and Administrative

General and administrative expenses were $2.4 million for the year ended December 31, 2025 compared to $2.0 million for the year ended December 31, 2024, which was an increase of $0.4 million or 23%, primarily due to an unfavorable change in the exchange valuation of working capital balances of $0.9 million, partially offset by lower spend on consulting, audit services, insurance and rent.

General and administrative expenses were $2.0 million for the year ended December 31, 2024 compared to $3.2 million for the year ended December 31, 2023, which was a decrease of $1.2 million or 38%, primarily due to a favorable change in the exchange valuation of working capital balances and to a lesser extent lower outside legal expenses and insurance costs, partially offset by higher spend on software, audit services, and recruiting.

Sales and Marketing

Sales and marketing expenses were $118 thousand for the year ended December 31, 2025 compared to $66 thousand for the year ended December 31, 2024, which was an increase of $52 thousand or 80%. The increase in sales and marketing expenses in 2025 was primarily to develop branding for our new software and AI-enabled offerings, and build awareness in the market through direct advertising and online industry media. We continue to use direct and online advertising and social media platforms for promotion and attracting new Shippers and Carriers to our Platform. We expect these costs to increase modestly to support growth of our business across our brands and software and AI-enabled offerings.

Sales and marketing expenses were $66 thousand for the year ended December 31, 2024 compared to $80 thousand for the year ended December 31, 2023, which was a decrease of $14 thousand or 17%. The decrease in marketing expenses in 2024 was primarily to lower direct advertising expenses, which is focused on online industry media and platforms.

Depreciation and Amortization

Depreciation and amortization expenses represent the amortization of previously capitalized software development costs, as appropriate, and depreciation expenses related to Fr8App’s fixed assets. This expense increased $19 thousand or 4% on a year-over-year basis to $449 thousand for the year ended December 31, 2025, from $430 thousand for the year ended December 31, 2024. The increase was primarily due to additional software development of the Fr8App Platform and Fleet Rocket in prior years.

Depreciation and amortization increased to $430 thousand for the year ended December 31, 2024, from $405 thousand for the year ended December 31, 2023, an increase of $25 thousand or 6% on a year-over-year basis, due to additional software development of Fr8Tech platform in 2023 and 2024, as well as software development efforts in 2024 to build Fleet Rocket, our TMS software platform that was launched in February 2025.

Other income and expense

Net interest expense for the year ended December 31, 2025 increased to $762 thousand from $674 thousand for the year ended December 31, 2024, or by $88 thousand primarily due to higher interest expense incurred on the company’s revolving credit facility and accrued interest on its convertible note.

During the year ended December 31, 2025, other income and expense included a realized loss of $1.7 million on the sale of cryptocurrency and an unrealized loss of $17 thousand from the change in fair value of cryptocurrency. No comparable cryptocurrency-related gains or losses were recorded in the year ended December 31, 2024. Other income and expenses changed from income of approximately $1.0 million for the year ended December 31, 2024, which included a $1.6 million gain from the extinguishment of debt, to expense of approximately $2.0 million for the year ended December 31, 2025, due to realized and unrealized losses on cryptocurrency and interest expense, partially offset by the net gain on the fair value of the derivative liability and convertible note.

Net interest expense for the year ended December 31, 2024 decreased to $674 thousand from $808 thousand for the year ended December 31, 2023 primarily due to lower interest incurred on the convertible note that was issued in 2023, partially offset by higher interest expense incurred on the company’s revolving credit facility and promissory notes issued in 2024.

During the year ended December 31, 2024, other income and expense included a gain of $1.6 million from the extinguishment of the convertible notes issued in 2023 and the promissory notes issued in 2024, as well as a gain of $22 thousand from a change in fair value of convertible note. The convertible note issued during 2023 and warrants and related accounting treatment are more fully described in Notes 11 and 16, respectively, of our consolidated financial statements.

Net Loss

Fr8Tech’s net loss for the year ended December 31, 2025 increased to $7.9 million from $5.6 million for the year ended December 31, 2024 or by $2.3 million or 41% on a year-over-year basis, as a result of the items described above.

Fr8Tech’s net loss for the year ended December 31, 2024 decreased to $5.6 million from $9.3 million for the year ended December 31, 2023 or by $3.7 million or 40% on a year-over-year basis, as a result of the items described above.

Recent Developments

On January 31, 2025, we entered into a securities purchase agreement by and among the Company with certain accredited investors in connection with the issuance of 1,540,832 Series A4 preferred shares of the Company, par value $0.0001 per share (the “Series A4 Preferred Shares”), for aggregate gross proceeds of $3,000,000.

On March 31, 2025, we entered into a securities purchase agreement with an accredited investor, which was later amended on June 26, 2025, (the “March 2025 SPA”) in connection with the issuance of 2,311,248 Series A4 Preferred Shares, for a total purchase price of approximately $5,200,000, payable in 11,300,000 FET Tokens (as defined in the March 2025 SPA).

On April 29, 2025, we entered into a securities purchase agreement with certain accredited investors (the “April 2025 SPA”) in connection with the sale of senior convertible notes and warrants to purchase the senior convertible notes for a total purchase price of approximately $20,000,000.

In connection with the April 2025 SPA, the Company entered into an amendment and exchange agreement (the “Amendment and Exchange Agreement”) with one of the holders of the senior convertible notes on May 27, 2025, pursuant to which the Company agreed to exchange certain senior convertible notes previously issued to that holder for Series A4 Preferred Shares.

On August 6, 2025, we entered into a securities purchase agreement dated with an accredited investor in connection with the issuance of (i) 12,540,000 Series B preferred shares of the Company, par value $0.0001 per share, and (ii) 126,005 Series A4 Preferred Shares, for aggregate gross proceeds of $500,000.

On October 28, 2025, the Company entered into an equity purchase facility agreement (the “ELOC”), with a certain institutional investor (the “ELOC Investor”), pursuant to which the Company has the right, but not the obligation, to direct the Investor to purchase up to $1.0 billion in newly issued Ordinary Shares, subject to the terms and conditions contained in the ELOC (the “Advance Shares”). The Company also entered into a registration rights agreement with respect to the resale of any Advance Shares, under which the Company will be required to file a registration statement with the SEC registering the resale of the Ordinary Shares and any securities issued or issuable to the Investor from time to time by May 29, 2026, as per a limited waiver agreement executed on March 23, 2026. The Company must also file one or more additional registration statements for the resale of the Registrable Securities, if necessary.

In connection with the ELOC, the Company entered into a placement agency agreement (the “Placement Agency Agreement”), with R. F. Lafferty & Co., Inc. (“Lafferty”), to serve as the exclusive placement agent. The Company will pay Lafferty a cash fee equal to (i) two percent (2.0%) of the aggregate gross proceeds raised from placements of Ordinary Shares until the one (1) year anniversary of the date of the Placement Agency Agreement, and then (ii) one percent (1.0%) of the aggregate gross proceeds raised from placements subsequent to the one (1) year anniversary of the date of the Placement Agency Agreement until its termination.

On November 19, 2025, we entered into a securities purchase agreement with an accredited investor, pursuant to which the Company agreed to sell to the investor senior convertible promissory notes in the aggregate original principal amount of $1,000,000, for an aggregate purchase price of $900,000 subject to the terms and conditions set forth therein.

In connection with the March SPA, we entered into a transfer and cancellation agreement (the “Cancellation Agreement”) on November 19, 2025 with the accredited investor to terminate the March SPA and cancel Series A4 Preferred Shares issued to the investor by having the investor convert 22,104 Series A4 Preferred Shares into 113,253 ordinary shares and transfer the remaining 2,289,144 Series A4 Preferred Shares to the Company. In exchange, the Company returned 11,300,000 FET tokens and made a payment of $880,000 to the accredited investor, subject to the terms and conditions set forth in the Cancellation Agreement. In addition, the Company entered into a pre-paid services agreement with the same investor, pursuant to which the Company issued a pre-funded warrant to purchase ordinary shares, which is exercisable immediately with a nominal exercise price and remains outstanding under a five-year term until exercised in full, in exchange for AI-related services.

On December 9, 2025, we entered into a share purchase agreement (the “Share Purchase Agreement”) with DIP SPV I, L.P., a limited partnership organized under the laws of the British Virgin Islands (“DIP SPV I, L.P” or the “Seller”). Pursuant to the Share Purchase Agreement, the Company agreed to acquire from the Seller all of the issued and outstanding shares of JAK Solar Loans 1 Limited, a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the Seller, in exchange for the issuance to the Seller of 5,500,000 Series C preferred shares, par value $0.0001 per share of the Company (the “Series C Preferred Shares”) having an aggregate stated value of $5,500,000. On May 13, 2026, we entered into a side letter with IP SPV I, L.P. (the “Side Letter with F IP SPV I, L.P.”), pursuant to which, DIP SPV I, L.P. agreed that it will not convert the Series C Preferred Shares into ordinary shares at a price below $0.336, subject to certain terms and conditions set forth in the Side Letter with F IP SPV I, L.P.

On March 12, 2026, we entered into a securities purchase agreement with Freight Opportunities LLC, an accredited investor, pursuant to which the Company agreed to sell to Freight Opportunities LLC, 1,000,000 Series C Preferred Shares for an aggregate purchase price of $1,000,000. On May 13, 2026, we entered into a side letter with Freight Opportunities LLC (the “Side Letter with Freight Opportunities LLC”), pursuant to which, Freight Opportunities LLC agreed that it will not convert the Series C Preferred Shares into ordinary shares at a price below $0.336, subject to certain terms and conditions set forth in the Side Letter with Freight Opportunities LLC.

Strategic Transition and Brokerage Review

During 2025 and into 2026, management has continued to execute on the Company’s strategic transition from an over-the-road online freight broker to a software-first, AI-native logistics technology company. This transition reflects management’s determination that the highest-value path forward for the Company is one in which its capital, talent and technology are concentrated on the development and commercialization of proprietary SaaS and AI platform products, including Fleet Rocket, Zayren, Zayren Pro and Fr8Radar, which are designed to address structural inefficiencies in the USMCA cross-border freight market at scale.

The Company’s brokerage operations served as the proving ground for the AI-enabled automation technologies that underpin the current product portfolio. The brokerage infrastructure provided the operational data, carrier relationships and logistics domain expertise that inform the Company’s proprietary AI model and agent framework. As those software platforms have matured and gained commercial traction during 2025, management concluded that the brokerage operations are no longer the primary vehicle through which the Company will pursue its growth strategy.

Accordingly, on April 2, 2026, the Company announced that its Board of Directors is overseeing an evaluation of strategic alternatives for the online brokerage operations, including a potential sale. The exploration of strategic alternatives is preliminary and exploratory in nature, and there can be no assurance that this process will result in any transaction. The Company does not intend to provide further updates on this process unless and until a definitive agreement is reached or disclosure is otherwise required. See Item 3.D Risk Factors for a discussion of risks associated with the strategic review process, and Item 4.B Business Overview — Recent Developments for a description of this announcement.

Management believes the Company’s enterprise customer relationships, technology infrastructure and AI development pipeline are unaffected by the strategic review process. The Company’s full product portfolio — Fr8App, Fr8Fleet, Fr8Now, Waavely, Fleet Rocket, Zayren, Zayren Pro and Fr8Radar — remains fully operational and commercially available.

Impact on Revenue Composition and Comparability

Investors should be aware that if the brokerage operations are sold or otherwise disposed of, the Company’s revenue profile, cost structure and operating metrics would change materially from the historical figures presented in this Annual Report. The brokerage operations have historically generated the substantial majority of the Company’s consolidated revenues. Following any such transaction, the Company’s revenues would consist primarily of SaaS subscription fees and usage-based fees from Fleet Rocket, Zayren and Zayren Pro, which at the time of this filing are in an earlier stage of commercial development. Accordingly, historical financial results presented in this Annual Report may not be indicative of the Company’s future results following any disposition of the brokerage operations. Management cautions against placing undue reliance on historical revenue, gross margin and operating expense trends in evaluating the Company’s future performance.

5.B. Liquidity and Capital Resources

Fr8Tech has historically met its cash needs through a combination of cash flows from operating activities, term loans, promissory notes, bonds, convertible notes, private placement offerings and sales of equity. Fr8Tech’s cash requirements are generally for operating activities and debt repayments. Fr8Tech funded its early operations with a combination of debt and equity and we continue to work to position the Company to operate on a go-forward basis with a minimal amount of long-term debt and other borrowings. On January 3, 2023, Fr8Tech closed on a $6.6 million convertible note facility with a private investor, which was increased to $9.9 million in April 2023. The convertible note was mostly converted to equity during 2023. The balance of the convertible note of $219 thousand as of June 30, 2024, was extinguished in September 2024. The Company entered into a $750 thousand 1-year term note purchase agreement with Freight Opportunities, LLC on March 11, 2024, and an additional term note for $125 thousand with Freight Opportunities, LLC on June 4, 2024. Both promissory notes were also extinguished in September 2024.

On February 3, 2025, the Company raised $3.0 million through the issuance of Series A4 preferred shares. On May 27, 2025, $1.5 million of convertible notes issued under a $20 million facility, which was established on April 29, 2025, exclusively for the purchase of Official Trump tokens, were converted into 387,305 Series A4 preferred shares. On August 6, 2025, the Company entered into a securities purchase agreement with an accredited wherein the Company issued series B preferred and series A4 preferred shares for a total purchase price of $0.5 million.

Our combined accounts receivable and unbilled receivable balance of $3.9 million at December 31, 2025, declined by $0.1 million or 2.9% from $4.1 million at December 31, 2024, primarily due to lower revenue and collections to reduce our outstanding AR balance over the year.

Fr8Tech’s accounts payable, short-term borrowings and accrued expenses decreased by $91 thousand or 1.5% on a year-over-year comparative basis to $6.0 million, due mostly to lower short-term borrowings. At December 31, 2025, Fr8Tech had net working capital of $31 thousand.

In March 2019, the Company secured a revolving line of credit to assist with working capital needs. The maximum principal amount that may be drawn under the line of credit was increased since then to $5 million, which remains in place. As of December 31, 2025 and 2024 the amount drawn under this facility was $2.9 million and $3.3 million, respectively. We continue to incur short-term debt with this facility, which is collateralized by our accounts receivable, and we expect to maintain this debt facility to support ongoing operations.

As shown in the accompanying consolidated financial statements as of December 31, 2025, we had an accumulated deficit of approximately $52.8 million, short-term debt of $2.9 million, unrestricted cash of approximately $0.3 million and a working capital of approximately $31 thousand. In addition, for the years ended December 31, 2025 and 2024, we reported operating losses and negative cash flows from operations.

Most cash resources of the Company fund operating activities. Through December 31, 2025, we have financed our operations primarily with the proceeds from the sale and issuance of our ordinary and preferred shares, convertible promissory notes, promissory notes and debt.

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

Cash flows

Comparison of the Years ended December 31, 2025, December 31, 2024 and December 31, 2023

The following table summarizes our sources and uses of cash for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

(US$)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net cash used in operating activities	(4,531,361)	(4,206,168)	(5,790,684)
Net cash used in investing activities	(302,311)	(345,723)	(363,369)
Net cash provided by financing activities	4,810,897	4,242,023	6,800,722
Net effect of exchange rates on cash	165,461	(1,046,205)	(99,564)
Net increase / (decrease) in cash and cash equivalents	(22,775)	(309,868)	646,669

Cash flows used in Operating Activities

Net cash used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by operating activities to be our primary use of funds for the foreseeable future as the Company continues to fund its growing operations

Net cash flows used in operating activities is derived by adjusting our net loss for:

●	non-cash operating items such as depreciation and amortization, stock-based compensation and other non-cash income or expenses;
●	changes in operating assets and liabilities reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in results of operations as well as any gains from extinguishment of debt or changes in value of preferred stock.

For the year ended December 31, 2025, net cash used in operating activities was $4.5 million which consisted of a net loss of $7.9 million adjusted for non-cash charges of $2.4 million and net positive changes in our net operating assets and liabilities of $0.9 million. The non-cash charges primarily consisted of change in the fair value of cryptocurrency of $1.5 million, share-based compensation costs of $0.9 million, depreciation and amortization of $0.4 million, accrued interest on a note payable of $59 thousand, and amortization of the convertible note derivative liability of $56 thousand, partially offset by a net gain on the fair value of the derivative liability of $0.5 million. The change in our net operating assets and liabilities was primarily due to net decreases in accounts receivable and unbilled receivables of $0.6 million, decreases in prepaid assets and deposits of $0.4 million, and net increases in accounts payable and accrued expenses of $24 thousand, partially offset by changes in our income and VAT tax balances of $63 thousand. The changes in our accounts receivable and accounts payable balances are primarily the result of the overall decrease in business activities and higher collections relative to the prior year.

For the year ended December 31, 2024, net cash used in operating activities was $4.2 million which consisted of a net loss of $5.6 million, adjusted for non-cash charges of -$0.2 million and net changes in our net operating assets and liabilities amounting to $1.6 million. The non-cash charges primarily consisted of gain on extinguishment of debt of -$1.6 million and a change in the fair value of convertible note of $23 thousand, offset by share-based compensation costs of $1.0 million and depreciation and amortization of $0.4 million. The change in our net operating assets and liabilities was primarily due to net decreases in accounts receivable and unbilled receivables of $1.5 million, prepaid assets and deposits of $0.4 million, and income and VAT tax balances $0.2 million, partially offset by a decrease of accounts payable and accrued expenses of $0.5 million. The changes in our accounts receivable and accounts payable balances are primarily the result of the overall decrease in business activities and higher collections relative to the prior year.

For the year ended December 31, 2023, net cash used in operating activities was $5.8 million which consisted of a net loss of $9.3 million, adjusted for non-cash charges of $1.8 million and net changes in our net operating assets and liabilities amounting to $1.7 million. The non-cash charges primarily consisted of share-based compensation costs of $1.2 million, interest accruals on convertible notes of $0.4 million, depreciation and amortization of $0.4 million, and conversion inducement expense of $0.1 million, partially offset by a change in fair value of convertible note of $0.3 million. The change in our net operating assets and liabilities was primarily due to net decreases in accounts receivable and unbilled receivables of $1.1 million, prepaid assets and deposits of $0.3 million, and accounts payable of $0.2 million, partially offset by an increase of accrued expenses and income tax payable of $0.5 million. The changes in our accounts payable and accounts receivable balances are primarily the result of the overall decrease in business activities relative to the prior year.

Cash flows used in Investing Activities

For the year ended December 31, 2025, net cash used in investing activities was $302 thousand, mostly for software development efforts for additional functionalities and capabilities of the Fr8App platform, Fleet Rocket, Zayren and internally used applications.

For the year ended December 31, 2024, net cash used in investing activities was $346 thousand, mostly for software development efforts for additional functionalities and capabilities of the Fr8App platform and related offerings.

For the year ended December 31, 2023, net cash used in investing activities was $363 thousand, mostly for software development efforts for additional functionalities and capabilities of the Fr8App platform and related offerings.

Cash flows provided by Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities was $4.8 million. The cash inflows were from proceeds from the issuance of preferred shares for $3.5 million and convertible notes of $2.9 million, partially offset by $0.9 million payment on the cancelled agreement with Fetch Compute, net payments on our revolving credit facility of $0.5 million, and repayment of insurance financing for $0.2 million.

For the year ended December 31, 2024, net cash provided by financing activities was $4.2 million. The cash flow provided was from proceeds from the issuance of ordinary equity through our ATM program for $3.1 million, promissory notes of $0.9 million, and net borrowing revolving credit facility $0.5 million, partially offset by repayment of insurance financing for $0.2 million.

For the year ended December 31, 2023, net cash provided by financing activities was $6.8 million. The cash flow provided was primarily from net proceeds from the issuance of convertible note of $7.7 million, partially offset by a net repayment on borrowing facilities of $0.5 million, and repayment of insurance financing of $0.3 million.

5.C. Research and Development

The first commercial version of Fr8Tech’s products was launched in 2017. Fr8Tech continued its product development efforts throughout 2018, by adding initial business intelligence and analytics to supplement its basic products in 2019 and offered its revised products package with active freight brokerage support and customer service by yearend 2019. The second generation of Fr8Tech products were brought to market during the second quarter of 2020 and consisted of the online portal, mobile application, TMS functionality, and Fr8App’s platform supplemented with freight brokerage support and customer service integrations. In 2022, the Company began offering to the Mexican domestic market dedicated capacity under the Fr8Fleet brand and in 2023 LTL services under the Fr8Now brand, both powered and managed by the Fr8App platform and bringing much of the same capabilities and intelligence to both services.

The Company has continued to bring additional functionality and enhancements to its core Fr8App platform over the past several years, as well as launch new technology-based offerings, including Fr8Radar, Waavely, Fleet Rocket, and Zayren.

Fr8Tech’s principal assets consist of its software, in which it invests continuously through development work by employees and externally contracted parties. Fr8Tech invested more than $0.3 million per year in software during the years ended December 31, 2025, 2024 and 2023. Fr8Tech expects to continue investing in its software in line with the expansion of its product offerings. Financing for investment in software has historically been provided for by the company’s operations and capital raising events.

5.D. Trend Information

In 2023, the U.S. imported more goods from Mexico than China for the first time in more than 20 years, a trend that has continued through 2025. This trend is a direct result of, and is only expected to continue as global enterprises evolve their supply chains to adjust to, among other things: (i) ongoing trade tensions between the US and China; (ii) lingering economic fallout from the disruptions caused by the COVID-19 pandemic, notably spikes in global logistics demand and costs; (iii) the enactment of the USMCA; and (iv) availability of skilled labor to perform critical functions. This evolution involves large manufacturers shifting their sources of supply and locations of production to be closer to end markets through on-shoring and near-shoring activities. To this end, manufacturers and suppliers are establishing operations in Mexico to serve the US and other markets in the North America and Central America. OTR truck Carriers move the vast majority of the goods and supplies necessary to enable this transition.

According to the 36th Annual State of Logistics Report, produced for the Council of Supply Chain Management Professionals by Kearney and presented by Penske Logistics, the U.S. domestic truck freight transportation market was approximately $900 billion in 2024 and 2025, and it is expected to experience low- to mid-single digit growth in 2026. Per Mordor Intelligence, the Mexican domestic freight and logistics market is estimated to be approximately $131 billion in 2026, and the North American cross-border freight transportation market is estimated at $248 billion and expected to exceed $308 billion by 2030. U.S. cross border road freight was estimated at $212 billion in 2025, growing to $271 billion by 2031. Additionally, Mexico’s overall trade with the U.S. grew by 3.9% in 2025 with exports to US totaling $535 billion. That growth continued in early 2026 with Mexican exports to the US growing 8.1% year-over-year in January 2026 and is expected to grow over the full year, despite tariffs and other protectionist measures announced in 2025. Fr8Tech expects the market to remain active and continue to grow, even if tariffs do slow some cross-border trade.

Fr8Tech believes the COVID-19 pandemic changed the current nature of global commerce and shipping. Despite increased import tariffs and threats of other possible restrictive trade policies of the Trump administration in 2025, the near-shoring phenomenon continues to point towards more freight crossing over the U.S. border with Mexico and a lesser extent, Canada, as manufacturers and producers not only seek to move operations closer to customers, but also build in redundancies, maintain multiple suppliers and ensure multiple pathways for securing components, raw materials and other product inputs. Additionally, trucking capacity has recently and continues to not be consistently available in the Mexican domestic and cross-border markets, primarily due to driver shortages and other capacity challenges. Fr8Tech believes that these conditions create a viable market opportunity for digital brokers to facilitate and improve the connections necessary to enable cross-border commerce.

Fr8Tech believes the recent supply chain volatility and trade policy uncertainty are driving an increase in demand for large and small freight brokers to secure more abundant freight capacity, in real-time on the spot market, which is readily available on Fr8Tech’s freight-matching Platform, Fr8App. Fr8Tech believes that the freight market dynamics, including a shortage of drivers, creates further demand for a more comprehensive approach to logistics management to meet supply chain requirements while minimizing increases in the related freight costs. Fr8Tech believes that the ability to secure available freight capacity on the Fr8App Platform offers customers an organized, efficient solution to transporting goods domestically and internationally in favorable or unfavorable market environments. The Company believes it is well positioned to benefit from the increased levels of trade across both the U.S.-Mexico and the U.S.-Canada borders in recent years as well as the increasing needs for reliable freight service within Mexico.

Fr8Tech believes there continues to be growing interest in digital freight matching platforms as traditional 3PL providers adapt to the sweeping technological shifts in the industry. Fr8Tech believes supply chain management will continue to evolve into increasingly digital forms and interactive marketplace platforms. As it does, Fr8Tech believes digital brokers, will play an increasingly integral role in easing capacity constraints, opening up new lanes, and providing a benchmarking tool for Shippers.

5.E. Critical Accounting Estimates

Not applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position
Javier Selgas	41	Chief Executive Officer and Director
Donald Quinby	51	Chief Financial Officer
Luisa Irene Lopez Reyes	54	Chief Operating Officer
Nicholas H. Adler	50	Director, Chairman of the Board
Marc Urbach	53	Director
Leilei Nie	44	Director
Andres Gonzalez	45	Director
Paul Freudenthaler	61	Secretary

Javier Selgas, Chief Executive Officer and Director, joined the Company in March 2020, initially serving as Fr8App’s Chief Technology Officer from March to September 2020, responsible for Fr8App’s technologies and products. From May 2017 to March 2020, Mr. Selgas was the Country Manager for Osigu, a healthcare technology company, leading their operations in Spain. From February 2013 to May 2017, he headed AJE Group’s IT division in the Asia Pacific region playing a key role in the development of strategic IT growth and supplier relationships. Prior to joining AJE Group, Mr. Selgas served as an IT consultant to large enterprise corporations in Spain such as Endesa and Ibermatica. He earned a Master’s Degree from Barcelona University, and a Bachelor of Science degree in Software Engineering from European University.

Donald Quinby, Chief Financial Officer, joined Fr8Tech in January 2024. Mr. Quinby was previously, starting February 2018, a Finance Director covering financial planning and analysis and investor relations at Nextracker Inc., a leader in utility scale solar tracker and software solutions company. From 2016 to 2018, Mr. Quinby was a Finance Director for a smart-home residential solar business at Flex, preceded by being a Senior Manager of Financial Planning & Analysis for SunEdison’s Residential and Small Commercial solar business from 2015 to 2016. Mr. Quinby was a Senior Manager of Business Finance at Dolby Laboratories from 2009 to 2015. From 2004 to 2008, he was a Senior Manager, then Director with KPMG, LLP’s Transaction Services, providing Mergers and Acquisitions advisory services on numerous deals for private equity and corporate clients. Mr. Quinby received an MBA from the University of California at Davis and a BA from Colby College. He has been a Chartered Financial Analyst charter holder since 2007.

Luisa Irene Lopez Reyes, Chief Operating Officer, joined Fr8App in August 2021. From December 2017 to July 2021, Ms. Lopez helped start Landstar operations in Mexico and to develop business for domestic and cross border divisions. From October 2015 to November2017 she served as an Operations Director for the School and Personnel Transportation Division of GRUPO TRAXION. Ms. Lopez previously served as an operational leader for several international companies, including Editorial Televisa from 2015 to 2017, Danone Water Division in 2014, PriceShoes from 2009 to 2013, ConAgra Foods from 2006 to 2009, and Nestlé from 2000 to 2006. During her professional career, she has received awards for best logistics provider from WM and DHL for innovation and IT platforms implementation achieving efficiencies in logistics processes. Ms. Lopez has Business Coaching Masters, Supply Chain Management Certification and a Bachelor’s Degree in Public Relations.

Nicholas H. Adler, Chairman of the Board, is a practicing attorney in Nashville, Tennessee specializing in defense litigation, bankruptcy, foreclosure, and real estate matters. He has been a partner at Brock & Scott PLLC since 2012. Mr. Adler is admitted to practice law in New York and Tennessee as well as all Federal districts within Tennessee. After his graduation from law school, Nick practiced with a large international firm in New York specializing in securities regulation. Since 2005, his practice has focused on the representation of national and regional credit grantors in Tennessee. He is also active in real estate development and asset management in Nashville. Nick earned his B.A. in political science from Vanderbilt University and his J.D. from The Washington and Lee University School of Law.

Marc Urbach, a current member of Fr8App’s Board of Directors and Chairman of the Audit Committee, is the owner of Doorstep Delivery Logistics LLC and has served as its Chief Executive Officer since August 2020, and consultant at OTS Ventures Inc. since January 2017. Prior to that, he was the President/CFO and board member of Ideanomics, Inc. (formerly known as YOU On Demand Holdings, Inc.). Mr. Urbach has been an executive at various private and public companies in the past 25 years. He earned a B.S. in Accounting from Babson College.

Leilei Nie, a current member of Fr8App’s Board of Directors, is a Strategy and Business Project Management professional with over 17 years of experience in financial services and fintech. She has been leading project management at X Star Technology, a leading non-bank car financing institution in Singapore since January 2025. Previously, Ms. Nie was a Senior Project Manager at Fidelity Fund Management (China) from May 2022 to June 2024 and a Senior Manager at Accenture from July 2021 to April 2022, focusing on financial services in Greater China. From December 2016 to June 2021, she served as Deputy Director in the Strategy and CEO Office at OneConnect Financial Technology, the fintech arm of Ping An Group in China. Her earlier roles include Strategy Manager at Commonwealth Bank of Australia (China) from January 2014 to December 2016 and Senior Associate at Z-Ben Advisors from June 2012 to December 2013, advising global asset managers on China market entry. Ms. Nie began her career in marketing roles at iFast Financial and Prudential Asset Management in Singapore from June 2005 to July 2010. Ms. Nie earned an MBA from China Europe Business School in April 2012 and a Bachelor’s degree in Computing from the National University of Singapore in May 2005. Ms. Nie is a Singaporean citizen.

Andres Gonzalez, a member of Fr8App’s Board of Directors, has served as the Chief Executive Officer of Futura Reserva, an investment management company focused on the development and investment of residential, mixed-use, industrial, and hospitality real estate projects in Mexico since 2024. Prior to joining Futura Reserva, Mr. González served as Executive Vice President and Managing Director of Capital Natural (now CREO) from October 2014 to May 2024. From February 2013 to October 2014, Mr. González had held senior management positions at Grupo MRP and Promologistics, where he was responsible for the oversight of infrastructure, shopping center, and logistics projects at a national level. Mr. González currently serves as an independent board member of Terra Energy and has been an active participant in organizations such as Young Presidents Organization since October 2021 and ECO since January 2025. He has also served as a faculty member for the Master’s in Finance program at Egade Business School, teaching at both the Monterrey and Santa Fe campuses from July 2021 to July 2023. Mr. Gonzalez earned a Bachelor’s degree in Accounting and Finance from Tec de Monterrey in December 2004 and later obtained an MBA with a specialization in Finance from Egade Business School in December 2016. Mr. Gonzalez has also completed leadership and management courses at Kellogg School of Management in May 2024, Columbia Business School in November 2018, and Babson College in 2015.

Paul Freudenthaler, Secretary, joined Fr8Tech in September 2020, and served as Chief Financial Officer until January 19, 2024. He subsequently served as a member of the Board from January 19, 2024 until February 14, 2025. Prior to joining Fr8Tech, Mr. Freudenthaler served as the chief financial officer for several leading companies in both the U.S. and Mexico. From August 2015 to April 2016, he was the chief financial officer for EZ Corp., the Mexico division of Crediamigo, a payroll discount lender. Mr. Freudenthaler served the chief financial officer of Ascentium Capital, an independent small business lender in the U.S., from November 2016 to August 2020, of Old Mutual in Latin America from June 2012 to July 2015, of Macquarie in Mexico City from June 2009 to May 2012, and of Irwin Union Bank in the United States from August 2005 to August 2008. Mr. Freudenthaler earned an MBA in Finance from The Wharton School of Business, a CPA License from Texas State Board of Public Accounting, and a Bachelor of Commerce in Accounting and Economics from the University of Calgary, Canada.

6.B. Compensation of Board Members and Executives

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Javier Selgas	2025	275,000	22,917	-	-	16,647	314,564
(Chief Executive Officer)	2024	275,000	16,297	-	-	41,465	332,762
Donald Quinby	2025	250,000	-	-	-	10,000	260,000
(Chief Financial Officer)	2024	224,038	-	-	-	4,327	228,365
Luisa Irene Lopez Reyes	2025	151,986	12,953	-	-	17,544	182,484
(Chief Operating Officer)	2024	151,722	12,930	-	72,800	30,313	194,965
Paul Freudenthaler	2025	3,422	-	-	-	-	3,422
(Secretary)	2024	8,654	-	-	-	-	8,654

Employment Agreements and Indemnification Agreements

Our current Chief Executive Officer, Javier Selgas, joined Fr8Tech in March 2020 as its Chief Technology Officer, and became our Chief Executive Officer in September 2020. Our Chief Financial Officer, Donald Quinby, joined Fr8Tech in January 2024. Our Chief Operating Officer, Luisa Irene Lopez Reyes, joined Fr8Tech in August 2021. Set forth below are compensation arrangements based on their current employment agreements with the Company. All employment agreements were continued under the same terms at the time of the Merger and all options and equity compensation items adjusted consistent with the exchange ratio related the Merger.

Under the employment agreement between Mr. Selgas and Fr8Tech, Mr. Selgas serves as Fr8Tech’s Chief Executive Officer, receives an annual base salary of $250,000 and is eligible for benefits and a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. In April 2023, he was awarded a stock option grant for 440 ordinary shares of Fr8Tech at $455.00 per share, vesting over four years starting in April 2023. In the event Mr. Selgas is terminated without cause or for good reason, he will be entitled to receive continued payment of his base salary for six months immediately following the termination date.

Under the employment agreement between Mr. Donald and Fr8Tech, Mr. Donald Quinby receives an annual base salary of $250,000, paid in periodic installments, subject to payroll deductions and other tax withholdings in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly. Mr. Quinby is eligible to receive a discretionary bonus based on performance as determined by our board of directors. Pursuant to his Employment Agreement with the Company, the Company will grant Mr. Quinby such number of options to purchase Company shares under Freight Technologies, Inc. 2022 Equity Incentive Plan representing $220,000 in intrinsic value.

Under the employment agreement between Ms. Luisa and Fr8Tech, Ms. Luisa Irene Lopez Reyes serves as Fr8Tech’s and Freight App de Mexico’s Chief Operating Officer, receives an annual base salary of MXN$3,000,000 and is eligible to receive a discretionary bonus payable within the first 2-1/2 months after the end of the applicable fiscal year. In April 2023, she was awarded a stock option grant for 160 ordinary shares of Fr8Tech at $455.00 per share, vesting over four years starting in April 2023. In the event that Ms. Reyes is terminated without cause or for good reason, she will be entitled to receive continued payment of her base salary for three months immediately following the termination date.

Mr. Paul Freudenthaler served as Fr8Tech’s Chief Financial Officer from September 2020 to January 2024. Under his Employment Agreement with Fr8Tech, he received an annual base salary of $250,000 and was eligible to receive a discretionary bonus payable in the first fiscal quarter after the end of each fiscal year. In April 2023, he was awarded a stock option grant for 440 ordinary shares of Fr8Tech at $455.00 per share, vesting over four years starting in April 2023. On January 19, 2024, Mr. Freudenthaler resigned as Fr8Tech’s Chief Financial Officer, after which he continued serving as Secretary and began serving as a member of the Board of Directors. Mr. Freudenthaler’s Employment Agreement terminated upon his resignation. In connection with his appointment as director, Mr. Freudenthaler entered into a Board Services Agreement with the Company. Pursuant to such Board Services Agreement, the Company paid Mr. Freudenthaler a quarterly compensation of $5,000 for his services as a Board Director. Mr. Freudenthaler resigned from his director position on the board in February 2025. He continues to serve as Secretary for which he is paid $1,000 per quarter.

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

Outstanding Equity Awards at Fiscal Year-End

The executive officers named above had the following unexercised options, stock that has not vested, or equity incentive plan awards outstanding as of December 31, 2025.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Javier Selgas	36	10	46	$9,100 -$130,070	9/30/2030 – 4/18/2033	-	-	-	-
Paul Freudenthaler	36	10	46	$9,100 -$130,070	9/30/2030 – 4/18/2033	-	-	-	-
Luisa Irene Lopez Reyes	12	4	16	$9,100 -$130,070	7/1/2031 – 4/18/2033	-	-	-	-

Director Compensation

Each of the Company’s independent directors have entered into an Independent Director Agreement with the Company (each, an “Independent Director Agreement”) in February 2025. Under each Independent Director Agreement, each independent director will receive an annual cash fee. We will pay the annual cash compensation fee to each independent director in four equal installments in arrears to the preceding quarter for service, no later than the seventh business day of each calendar quarter commencing in the first quarter following the date of their Agreement. The cash fee to be paid to each independent director will be $24,000 per year in cash, plus $24,000 per year in cash for as long as the director serves as chairman of the audit committee, or $12,000 per year in cash for as long as the director serves as a chairman of the board. The Company will reimburse each independent director for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director’s duties for us. As also required under each Independent Director Agreement, we have separately entered into a standard indemnification agreement with each of our directors.

The directors of the Company were compensated for services as directors during the fiscal year ended December 31, 2025 as follows:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nicholas H. Adler	30,800	-	-	-	-	-	30,800
Marc Urbach	41,067	-	-	-	-	-	41,067
Leilei Nie	20,667	-	-	-	-	-	20,667
Andres Gonzalez	20,667	-	-	-	-	-	20,667

Indemnification Agreements and Directors and Officers Liability Insurance

We have entered into a standard indemnification agreement with each of our executive officers and directors. We have also obtained standard policies of insurance under which coverage is provided (a) to our directors and executive officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such executive officers and directors pursuant to the indemnification agreements referred to above, the Articles of Incorporation and the Bylaws, or otherwise as a matter of law.

6.C. Board Practices

Director Term of Office

Our board of directors (the “Board of Directors” or the “Board”) currently consists of five directors, who were elected to serve until they resign, are removed or otherwise leave offices. Eligible directors may be elected by shareholders at any general meeting by a majority of votes cast assuming properly proposed or nominated in accordance with our memorandum and articles of association.

Any member or the Board may propose any person for election as a director. Where any person, other than a director retiring at the meeting or a person proposed for re-election or election as a director by the Board, is to be proposed for election as a director, notice must be given to the Company of the intention to propose him and of his willingness to serve as a director. Such notice must be given not later than 10 days following the earlier of the date on which notice of the general meeting was posted to the shareholders or the date on which public disclosure of the date of the next general meeting was made. Where the number of persons validly proposed for re-election or election as a director is greater than the number of directors to be elected, the persons receiving the most votes (up to the number of directors to be elected) shall be elected as directors, and an absolute majority of the votes cast shall not be a prerequisite to the election of such directors.

Each director so elected holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, disqualification, resignation or removal. The directors may appoint one or more directors to fill a vacancy on the Board. We do not have any contracts with our directors providing for benefits upon termination of employment.

Our executive officers are appointed by our Board of Directors. The executive officers shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by a majority vote of the directors.

There are no service contracts between the Company and any member of our board of directors providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.

Board Committees

Our board established the Company’s Audit Committee of the Board of Directors (the “Audit Committee”), Compensation Committee of the Board of Directors (the “Compensation Committee”), and Nominating Committee of the Board of Directors (the “Nominating Committee”), each with its own charter approved by the board. Each committee’s charter is also available on our website at: https://www.fr8technologies.com/governance/

Audit Committee

The purpose of the Audit Committee is to assist the board of directors in monitoring the integrity of the annual, quarterly and other financial statements of the Company, independent auditor’s qualifications and independence, the performance of the Company’s independent auditor, and the compliance by the Company with legal and regulatory requirements. The Audit Committee also reviews and approves all related-party transactions.

The Audit Committee members are Marc Urbach, Nicholas H. Adler and Leilei Nie. Our board of directors has determined that each of the Audit Committee members satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and the requirements of the Audit Committee members under the Nasdaq Listing Rules. Mr. Urbach serves as the Audit Committee Chairman. Our board has determined that Mr. Urbach qualifies as an “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K promulgated by the SEC. The Audit Committee Charter is available on our website at https://www.fusion-fuel.eu/.

Compensation Committee

The purposes of the Compensation Committee are, among other things, making recommendations to the board of directors relating to the compensation of the Company’s chief executive officer, if any, and other executive officers of the Company, and administering or delegating the power to administer the Company’s incentive compensation and equity-based compensation plans.

The Compensation Committee members are Nicholas H. Adler, Andres Gonzalez and Marc Urbach. Our board of directors has determined that each of the Compensation Committee members satisfies the “independence” and other requirements of Compensation Committee members under the Nasdaq Listing Rules. Mr. Adler serves as the Compensation Committee Chairman.

Nominating Committee

The purpose of the Nominating Committee is, among other things, to discharge the responsibilities of the board of directors relating to the appropriate size, functioning, and needs of the board of directors including, but not limited to, recruitment and retention of high quality board members and committee composition and structure.

The Nominating Committee members are Nicholas H. Adler, Andres Gonzalez, and Leilei Nie. Our board of directors has determined that each of the Nominating Committee members satisfies the “independence” and other requirements of Nominating Committee members under the Nasdaq Listing Rules. Mr. Gonzalez serves as the Nominating Committee Chairman.

6.D. Employees

Employees

As of December 31, 2025, we had a total of 66 employees, 48 of them based in Mexico, with the remaining in the U.S. and other virtual locations and 18 contract-based employees. None of our employees are represented by a labor union or covered by a collective bargaining agreement. Fr8Tech considers its relationship with its employees to be good. Fr8Tech has three principal executives, including its CEO, CFO and COO. Fr8Tech has the following number of employees and contractors, including its executives, in each of its departments as follows:

Employees by Department	December 31, 2025	December 31, 2024	December 31, 2023
Finance, HR and Administration	11	14	18
Carrier Sales & Support	4	19	18
Shipper Sales & Marketing	7	12	11
IT and Product Development	21	26	6
Operations and Support	23	29	25
Total	66	100	78

The increase in the number of employees from the year ended December 31, 2023, to December 31, 2024, was primarily to invest in software development and operations and support for expanded Fr8Fleet dedicated service, while reducing administrative costs. Headcount reductions over the year ended December 31, 2025, were primarily to reduce costs and focus the Company’s strategy on development and sales of software and AI-enabled technologies.

Relationships with employees are stable and favorable. Fr8App’s Chief Executive Officer, Javier Selgas, initially joined Fr8Tech as Chief Technology Officer and has over a dozen years of experience in developing technology and digital marketing. Fr8Tech’s Chief Financial Officer, Donald Quinby, joined Fr8Tech in January of 2024 and has more than 20 years of experience in finance and has held leading finance roles with several public companies. Fr8Tech’s Secretary, Paul Freudenthaler, has over 30 years of financial experience and has been Chief Financial Officer for several leading companies in both the U.S. and Mexico. Previously, Paul Freudenthaler served as Fr8Tech’s Chief Financial Officer from September 2020 until his resignation on January 19, 2024, after which he continued his position as Secretary and was appointed as a board director. Fr8Tech’s Chief Operating Officer, Luisa Lopez, has over 25 years of experience within the logistics and supply chain industry across North America.

None of our employees are represented by labor unions.

6.E. Share Ownership

See Item 7. “Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Freight Technologies, Inc. 2022 Equity Incentive Plan

On August 18, 2022, the board of directors approved, and on December 15, 2022, a majority stockholders ratified, the Freight Technologies, Inc. 2022 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to advance our interests and the interests of our stockholders by providing an incentive to attract, retain and reward persons performing services for us and by motivating such persons to contribute to our growth and profitability. The maximum number of shares of Ordinary Share that may be issued pursuant to awards granted under the Plan is 10,000,000 shares (200 adjusted for the Reverse Splits). Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. However, shares tendered in payment of an option, delivered or withheld by the Company to satisfy any tax withholding obligation, or covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award will not again become available for grant under the Plan.

As of March 31, 2026, we have granted stock options for a total of 176 Ordinary shares under the Plan, and we have not granted awards for any Ordinary Share under the Plan. As of March 31, 2026, there are 24 shares remaining available for issuance under the Plan, which includes 38 shares added back after having been forfeited. We intend that awards granted under the Plan be exempt from or comply with Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (including any amendments or replacements of such section), and the Plan shall be so construed.

Summary of Principal Features of the Plan

Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Other Stock Based Awards, each as defined by the Plan. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of the Ordinary Share and the award holder’s continuing service with the Company.

Stock options give the option holder the right to acquire from us a designated number of shares of Ordinary Share at a purchase price that is fixed upon the grant of the option. The exercise price generally will not be less than the market price of the Ordinary Share on the date of grant. Stock options granted may be either Incentive Stock Options or Non-Qualified Stock Options.

Stock Appreciation Rights, or SARs, may be granted alone or in tandem with options, and have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the fair market value of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs is normally the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Ordinary Share valued at the fair market value on the date of exercise. The form of payment will be determined by the administrator.

Restricted Awards are awards of shares of Ordinary Share or rights to shares of Ordinary Share to participants at no cost. Restricted Stock (as defined by the Plan) represents issued and outstanding shares of Ordinary Share which may be subject to vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock Units (as defined by the Plan) represent the right to receive shares of Ordinary Share which may be subject to satisfaction of vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock and the rights under Restricted Stock Units are forfeitable and non-transferable until they vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for Performance Compensation Awards, representing the right to receive a payment, which may be in the form of cash, shares of Ordinary Share, or a combination, based on the attainment of pre-established goals.

Principal Features of the Plan

Purposes of the Plan: The purposes of the Plan are (a) to attract and retain the best available personnel for positions of substantial responsibility; (b) provide incentives that align the interests of employees, consultants and directors with those of the stockholders of the Company; and (c) promote the success of the Company’s business.

Administration of the Plan: The Plan is administered by the board of directors or its Compensation Committee. In this summary, we refer to the Compensation Committee as the administrator. Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan are employees (including officers or directors who are also treated as employees);

Shares Available Under the Plan: The maximum number of shares of our Ordinary Share that may be delivered to participants under the Plan is 10,000,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. On an adjusted basis, for the Reverse Splits that occurred subsequent to the Plan being approved and ratified through March 31, 2026, is 200. Shares subject to an award under the Plan which is canceled, forfeited or expires again become available for grants under the Plan. However, shares tendered in payment of an option, delivered or withheld by the Company to satisfy any tax withholding obligation, or covered by a stock-settled SAR or other awards that were not issued upon the settlement of the award will not again become available for grant under the Plan.

Stock Options:

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Non-Statutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate fair market Value of the shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Non-Statutory Stock Options.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions of the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Ordinary Share based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of Incentive Stock Options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with the Company or an affiliate company terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Stock Options and Non-Qualified Stock Options. As described elsewhere in this summary, an Incentive Stock Option is an option that is intended to qualify under certain provisions of the Code, for more favorable tax treatment than applies to Non-Qualified Stock Options. Only employees may be granted Incentive Stock Options. Any option that does not qualify as an Incentive Stock Option will be a Non-Qualified Stock Option. Under the Code, certain restrictions apply to Incentive Stock Options. For example, the exercise price for Incentive Stock Options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an Incentive Stock Option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder’s lifetime only by the holder. In addition, no Incentive Stock Option may be granted to a holder that is first exercisable in a single year if that option, together with all Incentive Stock Options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights: Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the Ordinary Share increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Restricted Stock: Restricted Stock is a grant of shares of Ordinary Share. These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals. Restricted Stock is forfeitable and generally non-transferable until it vests. The vesting date or dates and other conditions for vesting are established when the shares are awarded. The administrator may remove any vesting or other restrictions from Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. Holders of Restricted Stock otherwise generally have the rights of stockholders of the Company, including voting and dividend rights, to the same extent as other stockholders of the Company.

Restricted Stock Units: A Restricted Stock Unit is a right to receive stock on a future date, at which time the Restricted Stock Unit will be settled and the stock to which it granted rights will be issued to the Restricted Stock Unit holder. These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Restricted Stock Units are forfeitable and generally non-transferable until they vest. The administrator may remove any vesting or other restrictions from a Restricted Stock Unit whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. A Restricted Stock Unit holder has no rights as a stockholder. The administrator may exercise discretion to credit a Restricted Stock Unit with cash and stock dividends, with or without interest, and distribute such credited amounts upon settlement of a Restricted Stock Unit, and if the Restricted Stock Unit is forfeited, such dividend equivalents will also be forfeited.

Performance Share Awards and Performance Compensation Awards: The administrator may grant Performance Share Awards and Performance Compensation Awards. A Performance Share Award means the grant of a right to receive a number of actual shares of Ordinary Share or share units based upon the performance of the Company during a performance period, as determined by the administrator. The administrator may determine the number of shares subject to the Performance Share Award, the performance period, the conditions to be satisfied to earn an award, and the other terms, conditions and restrictions of the award. No payout of a Performance Share Award will be made except upon written certification by the administrator that the minimum threshold performance goal(s) have been achieved.

The administrator may also designate any of the other awards described above as a Performance Compensation Award (other than stock options and SARs granted with an exercise price equal to or greater than the fair market value per share of Ordinary Share on the grant date).

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

The following table sets forth information with respect to beneficial ownership of any class of our voting securities as of the date of this Annual Report by:

●	each person who is known by us to beneficially own 5% or more of any class of our voting securities;

●	each of our current directors and each member of our senior management; and

●	all of our directors and senior management as a group.

The calculations in the table below are based on 2,860,626 ordinary shares outstanding as of April 20, 2026. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Beneficial Owner[1]	Number of Shares	% of Class*

Five Percent Holders
Freight Opportunities, LLC[2]	27,551,5822	73.1%
DIP SPV I, L.P.[3]	5,982,8133	15.9%

Directors and Named Executive Office4&5:
Javier Selgas	42	**	%
Donald Quinby	800	**	%
Luisa Irene Lopez Reyes	14	**	%
Paul Freudenthaler	41	**	%
Nicholas H. Adler	4	**	%
Marc Urbach	4	**	%
Leilei Nie	600	**	%
Andres Gonzalez	-	-
All Directors and Executive Officers as Group	1,505	**	%

(1) For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of ordinary shares beneficially owned by such person or group and the number of ordinary shares underlying share options or warrants held by such person or group that are exercisable within 60 days after the date of this Report by the sum of (i) 2,860,626 being the number of shares outstanding as of April 20, 2026 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this Report.

(2) Consist of 54,372 ordinary shares, 896,421 Series A preferred shares convertible to 910,267 ordinary shares, 12,540,000 Series B preferred shares convertible to 1,181 ordinary shares, 1,000,000 Series C Preferred Shares convertible into 1,305,341 ordinary shares, and 25,280,444 warrants convertible into 25,280,421 ordinary shares under various terms and conditions of such warrants.

Freight Opportunities, LLC does not have the right to convert or exercise any portion of their holdings to Ordinary Shares if, to the extent that after giving effect to such conversion or exercise, they would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such conversion or exercise.

Freight Opportunities LLC is wholly-owned by the private fund, ATW Opportunities Master Fund, L.P. Voting and investment decisions with respect to these securities are made by a majority of the members of ATW Opportunities Master Fund, L.P., comprised of Antonio Ruiz-Gimenez and Kerry Propper. None of those persons individually has voting or dispositive power over the shares and none of those persons therefore are deemed to have beneficial ownership over those securities under the so-called “rule of three” pursuant to SEC guidance.

The address of ATW Opportunities Master Fund, L.P. is 1 Pennsylvania Plaza, Floor 48, NY, NY 10119.

(3) Consist of 5,500,000 Series C Preferred Shares convertible to 5,982,813 ordinary shares.

DIP SPV I, L.P. does not have the right to convert or exercise any portion of its Series C Preferred Shares to ordinary shares if, to the extent that after giving effect to such conversion or exercise, it would beneficially own in excess of 4.99% of the ordinary shares outstanding immediately after giving effect to such conversion or exercise, provided, that if at any time after the date hereof, DIP SPV I, L.P. beneficially owns in excess of 4.99% of any class of shares in the Company that is registered under the Exchange Act, then the maximum percentage shall automatically increase to 9.99% so long as it owns in excess of 4.99% of such class of shares.

DIP SPV I, L.P. is wholly owned by the private fund, ATW Fund I, L.P. (the “Fund”). ATW Partners LLC (the “Adviser”) serves as the investment manager to the Fund. Voting and investment decisions with respect to these securities are made by a majority of the Advisor, comprised of Antonio Ruiz-Gimenez and Kerry Propper. None of those persons individually has voting or dispositive power over the shares and none of those persons therefore are deemed to have beneficial ownership over those securities under the so-called “rule of three” pursuant to SEC guidance.

The address of the Advisor is 1 Pennsylvania Plaza, Suite 4810, New York, New York 10119.

(4) Unless otherwise indicated, the address for those listed below is c/o Freight App, Inc., at 2001 Timberloch Place, Suite 500, The Woodlands, Texas 77380.

(5) Each of the directors’ holdings represents a mixture of restricted stock and stock options from the Plan convertible into ordinary shares that have vested within 60 days after the date of this report. Each of Nicholas H. Adler and Marc Urbach own 1 ordinary share. Mr. Adler and Mr. Urbach also each own options convertible into 3 ordinary shares. Mr. Selgas owns 1 ordinary shares and options convertible into 41 ordinary shares. Mr. Freudenthaler owns options convertible into 41 ordinary shares. Mrs. Lopez’s entire beneficial ownership represent options from the Plan convertible into ordinary shares that have vested within 60 days after the date of this report.

*Rounded to the nearest hundredth digit.

**Less than 0.01%.

7.B. Related Party Transactions

The Company has not engaged in any related party transactions in the past three years.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

Financial Statements

See Item 18. “Financial Statements,” which contains our consolidated financial statements prepared in accordance with US GAAP.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not currently aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

8.B. Significant Changes

Except for the events described in Item 5.A. “Operating Results – Recent Developments” or as disclosed elsewhere in this Annual Report, no significant change has occurred since the date of our consolidated financial statements filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

The Company’s ordinary shares are listed on The Nasdaq Capital Market under the symbol “FRGT”. The Company’s securities are not listed on any exchange or traded in any market outside of the United States.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

See Item 9.A. “Offer and Listing Details”.

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

The following describes our amended and restated memorandum and articles of association.

Objects and Purposes, Register, and Shareholders. Subject to the BVI Act and BVI law, our objects and purposes are unlimited. Our register of members is maintained by our transfer agent, Transhare Corporation. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

Directors’ Powers. Under the BVI Act, subject to any modifications or limitations in a company’s memorandum and articles of association, a company’s business and affairs are managed by, or under the direction or supervision of, its directors; and directors generally have all powers necessary to manage a company. A director must disclose any interest he has in a transaction entered into or to be entered into by the Company with all the other directors. An interested director may, (a) vote on a transaction in which he has an interest, (b) attend a meeting of directors at which a matter relating to the transaction arises and be present at the meeting for the purposes of the quorum, and (c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction. In accordance with, and subject to, our memorandum and articles, the directors may by resolution of directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

Rights, Preferences and Restrictions of Ordinary Shares. Subject to the restrictions described under the section titled “Dividend Policy” above, our directors may (subject to the memorandum and articles) authorize dividends at such time and in such amount as they determine. Each ordinary share is entitled to one vote on any resolution of shareholders. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of the Company, the assets of the Company available for distribution to its shareholders, or in the case of a deemed liquidation event the available proceeds, shall be distributed to the shareholders pro rata based on the number of shares they hold, treating for all purposes all securities as if they had been converted to Ordinary Shares pursuant to the memorandum and articles immediately prior to such liquidation, dissolution or winding-up of the Company. There are no sinking fund provisions applicable to our ordinary shares. The memorandum and articles has disapplied pre-emption rights pursuant to section 46 of the BVI Act and has also disapplied the redemption provision in section 60 through 62 of the BVI Act.

The Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares in the Company all have conversion rights attached providing the holder with the right to convert such shares into Ordinary Shares in the Company on the terms set out in the memorandum and articles and subject to any agreement between the Company and the holder of the Preferred Shares.

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

Shareholder Meetings. In accordance with, and subject to, our memorandum and articles, (a) any director of the Company may convene meetings of the shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. Under BVI law, the memorandum and articles of association may be amended to decrease but not increase the required percentage to call a meeting above 30%. In accordance with, and subject to, our memorandum and articles, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the Company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the ordinary shares that that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one-third of the votes of the ordinary shares or class or series of ordinary shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the ordinary shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

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

Appointment and Removal of Directors. In accordance with, and subject to our memorandum and articles, (a) the first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company and thereafter, the directors shall be elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his disqualification, earlier death, resignation or removal, (c) a director may be removed from office: (i) with or without cause by resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy-five percent of the shareholders of the Company entitled to vote; or (ii) with cause, by a resolution of directors passed at a meeting of the directors called for the purpose of removing the director or for purposes including the removal of the director, (d) a director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as director under the BVI Act, (e) the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and where the directors appoint the person as a director to fill a vacancy, the terms shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office, (f) a vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office, and (g) a director is not required to hold shares in the Company as a qualification to office.

Meetings of Directors. In accordance with and subject to our memorandum and articles, (a) any one director of the Company may call a meeting of the directors by sending a written notice to each other director, (b) the directors of the Company or any committee thereof may meet at such times and in such manner as the directors may determine to be necessary or desirable, (c) a director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of s director at a meeting shall constitute waiver by that director and the inadvertent failure to give notice of a meeting to a director, or the fact a director has not received notice, does not invalidate the meeting, (d) a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, subject to a minimum of two, (e) a director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated, (f) a resolution of directors is passed if either: (i) the resolution is approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than once vote, he shall be counted by the number of votes he casts for the purposes of establishing a majority; (ii) or the resolution is consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be, unless the BVI Act or the memorandum and articles require a different majority.

Indemnification of Directors. In accordance with and subject to our memorandum and articles,, the Company shall indemnify against all expenses including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who is (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company, or (b) is or was at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

In accordance with and subject to the articles and memorandum, (a) the indemnity referred to above only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that the conduct was unlawful, (b) the decision of the directors as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the articles, unless a question of law is involved, and (d) the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

In accordance with and subject to the articles and memorandum, the Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have the power to indemnify the person against the liability as provided in the articles.

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

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 7 “Major Shareholders and Related Party Transactions,” or filed (or incorporated by reference) as exhibits to this annual report or otherwise described or referenced in this Annual Report.

10.D. Exchange Controls

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

10.E. Taxation

ANTICIPATED MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS OF COMPANY SECURITIES

General

The following is a summary of the anticipated U.S. federal income tax consequences to U.S. Holders of the ownership and disposal of ordinary shares. As used in this discussion, the term “U.S. Holder” means a beneficial owner of securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of securities is not described as a U.S. Holder and is not an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder” for purposes of this discussion. However, if a beneficial owner is an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes, the tax treatment of the partners or owners generally depends on their individual status.

This discussion is based upon existing provisions of the Internal Revenue Code of 1986, as amended (“Code”), Treasury regulations promulgated thereunder, published revenue rulings and procedures from the IRS, and judicial decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold securities as capital assets within the meaning of Section 1221 of the Code. This discussion does not address the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long-term residents of the United States;

●	Non-U.S. Holders;

●	persons that actually or constructively own five percent (5%) or more of the Company’s securities (except as specifically provided below);

●	persons that acquired Company securities pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold Company securities as part of a straddle, constructive sale, hedging, redemption or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar; or

●	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Company securities. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Company securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Company securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) on Company securities and any consideration received (or deemed received) by a holder in consideration for the sale or other disposition of Company securities will be in U.S. dollars.

The Company has not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF COMPANY SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF COMPANY SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF COMPANY SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

THE FOLLOWING SUMMARIES OF THE TAX CONSIDERATIONS ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder of ordinary shares generally will be required to include in gross income as ordinary income the amount of any cash or property distribution paid on the ordinary shares. A cash distribution on such securities generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The portion of such distribution, if any, in excess of such earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its ordinary shares. Any remaining excess generally would be treated as gain from the sale or other disposition of the Company’s securities and will be treated as described under “—Taxation on the Disposition of Company Securities” below. With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the preferential capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) the Company is not a passive foreign investment company (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the preferential rate for qualified dividends paid with respect to ordinary shares.

Taxation on the Disposition of Company Securities

Upon a sale or other taxable disposition of Company securities (which, in general, would include a distribution in connection with the Company’s liquidation), a U.S. Holder of such securities generally is expected to recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such securities.

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ordinary shares equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares and a U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If a U.S. Holder is a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, the U.S. Holder may be eligible for preferential tax rates on any such capital gains. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	Income Test: at least 75% of its gross income for such taxable year is passive income; or

●	Asset Test: at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of its assets for purposes of the PFIC asset test, (1) the cash the Company owns at any time will generally be considered to be held for the production of passive income and (2) the value of the Company’s assets must be valued based on the market value of ordinary shares from time to time, which could cause the value of its non-passive assets to be less than 50% of the value of all of its assets (including cash) on any particular quarterly testing date for purposes of the asset test. The Company must make a separate determination each year as to whether it is a PFIC. The Company will make this determination following the end of any particular tax year. If the Company is a PFIC for any year during which a U.S. Holder holds ordinary shares, it will continue to be treated as a PFIC for all succeeding years during which the U.S. Holder holds ordinary shares. However, if the Company ceases to be a PFIC and a U.S. Holder did not previously make a timely “mark-to-market” election as described below, the U.S. Holder may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If the Company is a PFIC for any taxable year(s) during which a U.S. Holder holds ordinary shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” that the U.S. Holder receives and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the U.S. Holder’s current taxable year, and any amount allocated to any of the U.S. Holder’s taxable year(s) prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the U.S. Holder’s other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary Shares cannot be treated as capital, even if the U.S. Holder holds the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If the U.S. Holder makes a mark-to-market election for the first taxable year which the U.S. Holder holds (or is deemed to hold) ordinary shares and for which the Company is determined to be a PFIC, the U.S. Holder will include in its income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over the U.S. Holder’s adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. The U.S. Holder is allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over its fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by the Company, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Cash Distributions Paid on Company Securities” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if a U.S. Holder is a U.S. Holder of ordinary shares, the mark-to-market election would be available to the U.S. Holder if the Company is or becomes a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. The Company does not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election. If a U.S. Holder holds ordinary shares in any taxable year in which the Company is a PFIC, the U.S. Holder will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If a U.S. Holder does not make a timely “mark-to-market” election (as described above), and if the Company were a PFIC at any time during the period the U.S. Holder holds ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to the U.S. Holder even if the Company ceases to be a PFIC in a future year, unless the U.S. Holder makes a “purging election” for the year the Company ceases to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which the Company is treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, a U.S. Holder will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which the Company is treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in the U.S. Holder’s ordinary shares for tax purposes.

U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS on IRS Form 8938 relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all such specified foreign financial assets exceeds $50,000 (or such higher threshold as may apply based on the U.S. Holder´s filing status and place of residence), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange, or redemption of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status by submitting a properly completed IRS Form W-9 certifying their exemption or correct taxpayer identification number.. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and timely furnishing any required information. Transactions effected through certain brokers or other intermediaries may also be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes unless the U.S. Holder has provided appropriate certification.

ANTICIPATED MATERIAL BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS FOR NON-RESIDENT HOLDERS OF COMPANY SECURITIES

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

There is no income tax treaty currently in effect between the United States and the British Virgin Islands.

THE BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH COMPANY SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

ANTICIPATED MATERIAL MEXICO TAX CONSIDERATIONS FOR NON-RESIDENT HOLDERS OF COMPANY SECURITIES

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

Transfer and Other Taxes. There is no Mexican stamp, registration or similar taxes payable by a Foreign Holder in connection with the purchase, ownership or disposition of the Registered Securities. A Foreign Holder of the Registered Securities will not be liable for Mexican estate, succession, gift, inheritance or similar tax with respect to such securities.

THE MEXICO TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY AND ARE NOT INTENDED TO PROVIDE ANY DEFINITIVE TAX REPRESENTATIONS TO HOLDERS. EACH COMPANY SECURITYHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SECURITYHOLDER.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to the informational requirements of the Exchange Act as a foreign private issuer and file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Reports and other information filed by us with the SEC, including this Annual Report, may be viewed from the SEC’s internet site at http://www.sec.gov.

Our website address is https://fr8technologies.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our annual reports on Form 10-K, 20-F; quarterly reports on Form 10-Q ; our proxy statements for our annual and special shareholder meetings; our reports on Form 8-K or report of foreign private issuer on Form 6-K; and Schedules 13D and 13G with respect to our securities filed on behalf of our directors and our executive officers; and amendments to those documents. We have not incorporated by reference into this Annual Report the information on our website, and you should not consider it to be a part of this Annual Report.

Statements made in this Annual Report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this Annual Report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and principal shareholders are exempt from both the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are a “smaller reporting company” as defined in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act and need not provide the information required by this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A-D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.

Based on the foregoing, our principal executive officer and principal financial officer have concluded that as of December 31, 2025, our disclosure controls and procedures were not effective as a result of the material weaknesses in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025.

The assessment was based on criteria established in the framework Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management determined that, as of December 31, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following significant deficiency and material weakness:

●	Lack of a functional internal audit department or personnel that monitors the consistencies of the preventive internal control procedures and, as a result, the Company may not be able to discover the existence of problems and prevent the problematic behavior in internal controls; and

●	For revenue related to dedicated capacity for the year ended December 31, 2025, invoice and fulfilment reconciliations with the customer and general ledger entries related to dedicated service invoices and adjustments thereto were not always completed in a timely manner for internal reporting purposes.

Remediation

Since becoming a publicly-trade public, management has continuously worked to improve the Company’s internal controls. Our management has carried out and is continuing to undertake the following actions to remediate the material weakness and deficiency described above:

●	Engaged an external SOX 404 implementation firm in 2023 to assist in improving the Company’s controls, which included a deep-dive assessment of all policies and procedures and targeted actions to mitigate all weaknesses and deficiencies and bring all our internal controls compliant with SOX 404;

●	Strengthen designated roles and/or certain employees for ongoing maintenance of internal control policies and procedures, including enforcing existing policies, maintaining evidence of task and requirement completion, and updated process documentation, guidelines and communications to employees as necessary;

●	Continue ongoing training initiatives to ensure daily activities and practices of all employees are in alignment with our internal controls and US GAAP and compliant with established policies and procedures;

●	Hire finance professionals with strong SOX and internal control backgrounds; and

●	Implement system enhancements and new applications that are aligned with our focus on creating strong internal controls, as well as complete and accurate financial information.

Over the past year, management made significant progress with identifying, documenting, implementing and testing many controls to address previously identified material weaknesses and significant deficiencies. The effect cover core Company processes including: order-to-cash, procure-to-pay, hire-to-retire, information technology general controls, record-to-report, taxes, treasury & cash management, and corporate governance. The Company is continuing to review, test and updated its controls to ensure they remain effective.

However, we cannot provide any assurance that these remediation efforts are and will be successful or that our internal control over financial reporting will be effective as a result of these efforts. In addition, as we continue to evaluate and work to improve our internal controls over financial reporting related to the identified material weakness, management may determine to take additional measures to address control deficiencies or determine to modify the remediation plan described above.

Inherent Limitation on the Effectiveness of Internal Control

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure you that such improvements will be sufficient to provide us with effective internal control over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm because the Company is neither an “accelerated filer” nor a “large accelerated filer” as those terms are defined by the SEC.

Changes in Internal Controls over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. Except as described above, there were no changes in our internal controls over financial reporting during our twelve months ended December 31, 2025 that have materially affected, or are reasonably likely to material affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Marc Urbach is an “audit committee financial expert” as defined under rules and regulations of the SEC and also meets Nasdaq’s financial sophistication requirements. Mr. Urbach is an “independent director” as defined by the rules and regulations of Nasdaq.

ITEM 16B. CODE OF ETHICS

On February 14, 2022, we adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) that applies to all of our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of the Code of Ethics has been posted on our website at https://fr8technologies.com/governance/. We intend to disclose on our website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the Code of Ethics. Information disclosed on our website is not a part of this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for the year ended December 31, 2025 was engaged TAAD LLP (“TAAD”) (Audit firm ID: 5854). The following table represents aggregate fees billed to the Company for fiscal years ended December 31, 2025 and 2024 by the Company’s principal accounting firm.

	Year Ended
	December 31,
	2025	2024
Audit Fees	$223,412	$418,200
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	111,750
Total	$223,412	$529,950

As used in the table above, the following terms have the meanings set forth below.

Audit Fees

Audit fees consisted of the aggregate fees for the audits of our consolidated financial statements, the review of interim financial information, consents, and assistance with review of documents filed with the SEC.

Audit-Related Fees

Audit-related fees consist of the aggregate fees billed for each of the last two fiscal years for assurance and related services performed by the Company’s principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned “Audit Fees” above. We did not engage our principal accountant to provide assurance or related services during the last two fiscal years.

Tax Fees

Tax fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company’s principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We did not engage our principal accountant to provide tax compliance, tax advice or tax planning services during the last two fiscal years.

All Other Fees

All other fees consist of aggregate fees billed for each of the last two fiscal years for products and services provided by the Company’s principal accountant, other than for the services reported under the headings “Audit Fees,” “Audit-Related Fees” and “Tax Fees” above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee has reviewed and approved all fees earned in 2025 and 2024 by the Company’s principal accountant, and actively monitored the relationship between audit and non-audit services provided. The Audit Committee has concluded that the fees earned by the principal accountant were consistent with the maintenance of the principal accountant’s independence in the conduct of its auditing functions.

The Company’s principal accountant did not provide, and the Audit Committee did not approve, any services that would have been described under “—Audit-Related Fees”, or “—Tax Fees” or “—All Other Fees” above for either of the last two fiscal years.

The Audit Committee annually considers the provision of audit services. The Audit Committee must pre-approve all services provided and fees earned by the Company’s principal accountant. The Audit Committee has established pre-approval policies and procedures that are detailed as to the particular service, that require that the Audit committee be informed of each service, and that do not include delegation of the Audit Committee’s responsibilities under the Exchange Act to management. The pre-approval policies and procedures provide only for defined audit services and, if any, specified audit-related fees, tax services, and other services, and may impose specific dollar value limits for the fees for pre-approved services. The Audit Committee also considers on a case-by-case basis specific engagements that are not otherwise pre-approved under the pre-approval policies and procedures or that materially exceed pre-approved fee amounts. On an interim basis, any proposed engagement that does not fit within the definition of a pre-approved service may be presented to a designated member of the Audit Committee for approval and to the full Audit Committee at its next regular meeting.

The percentage of hours expended on the Company’s principal accountant’s engagement to audit the Company’s financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant’s full-time, permanent employees was not greater than 50%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

UHY LLP (“UHY”) audited our consolidated financial statements for the year ended December 31, 2023 and 2022. On July 4, 2024, UHY was dismissed as our independent registered public accounting firm. The audit reports of UHY on the Company’s financial statements as of and for the fiscal years ended December 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. UHY did not provide an audit report on our financial statements for any period subsequent to December 31, 2023. UHY has not provided any audit services to the Company subsequent to July 4, 2024.

During the Company’s two fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through July 4, 2024, (i) there were no “disagreements” between us and UHY (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC (“Regulation S-K”) and the related instructions to this item) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such period, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, other than as described below.

We provided UHY with a copy of the foregoing disclosures and requested UHY to furnish us with a letter addressed to the SEC stating whether or not UHY agrees with the above disclosures. A copy of UHY’s letter is filed as Exhibit 15.1 to this Annual Report.

On August 22, 2024, we engaged Marcum LLP (“Marcum”) as our new independent registered public accounting firm. During the Company’s two fiscal years ended December 31, 2023 and 2022, and for the subsequent interim period through the date hereof prior to the engagement of Marcum, neither the Company nor anyone on its behalf consulted Marcum regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

On January 7, 2025, Marcum was dismissed as our independent registered public accounting firm. Marcum has not reported on the Company’s consolidated financial statements for any interim or annual period. Marcum has not provided any audit services to the Company subsequent to July 7, 2025.

During the Company’s fiscal year ended December 31, 2024, and for the subsequent interim period through January 7, 2025, (i) there were no “disagreements” between us and Marcum (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to this item) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such period, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, other than as described below.

We provided Marcum with a copy of the foregoing disclosures and requested Marcum to furnish us with a letter addressed to the SEC stating whether or not Marcum agrees with the above disclosures. A copy of Marcum’s letter is filed as Exhibit 15.2 to this Annual Report.

On January 6, 2025, we engaged TAAD as our new independent registered public accounting firm. During the Company’s two fiscal years ended December 31, 2024 and 2023, and for the subsequent interim period through the date hereof prior to the engagement of TAAD, neither the Company nor anyone on its behalf consulted TAAD regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

Foreign Private Issuer

We are incorporated in the BVI and our corporate governance practices are governed by applicable BVI law and our memorandum and articles of association. In addition, because our ordinary shares are listed on Nasdaq, we are subject to Nasdaq’s corporate governance requirements.

On December 4, 2024, the Company determined that it no longer satisfied the definition of “foreign private issuer” under the rules and regulations of the SEC. As a result, the Company had filed current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as proxy statements with respect to meetings of shareholders, with the SEC as if it were a fully domestic U.S. company. On September 22, 2025, the Company concluded that, as of June 30, 2025, it qualified as a foreign private issuer under the rules and regulations of the SEC. As a result of this determination, the Company has begun filing reports of foreign private issuer on Form 6-K and will file annual reports on Form 20-F as a foreign private issuer. The Company is exempted from certain corporate governance requirements of the Nasdaq by virtue of being a foreign private issuer. For more information, see Item 3.D. “Risk Factors — In the past, we have received written notifications from The Nasdaq Stock Market LLC informing us that we no longer meet certain continued listing requirements of the Nasdaq Global Market/Nasdaq Capital Market. There is no assurance that an active trading market for our ordinary shares will be sustained.”

Nasdaq Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We currently follow our home country practice that (i) does not require us to seek shareholders’ approval of any issuance of securities in connection with a transaction other than a public offering where such transaction involves the issuance of securities representing more than 20% of or more of the voting power outstanding before the issuance at a price lower than the “Minimum Price”, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(d) with respect to shareholder approval; (ii) does not require us to seek shareholders’ approval for the establishment of or any material amendments to our equity compensation plans in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval; and (iii) does not require us to seek shareholders’ approval for the issuance of securities to external consultants, in lieu of the corporate governance requirements of Nasdaq Listing Rule 5635(c) with respect to shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees, that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy was filed on April 14, 2025 and incorporated by reference as Exhibit 11.2 to this Annual Report.

ITEM 16K. CYBERSECURITY

We employ procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software in-place and frequent backups.

We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities, including those that could arise from internal sources and external sources such as third-party service providers we do business with. We use a widely adopted risk quantification model to identify, measure and prioritize cybersecurity and technology risks and develop related security controls and safeguards. We conduct regular reviews and tests of our information security program and also leverage audits by our internal audit team, tabletop exercises, penetration and vulnerability testing, simulations, and other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning. We may and are considering whether to further engage an assessor(s), consultant(s), auditor(s) or other third party(s) to supplement our processes.

To date, management is only aware of an attempted cyberattack on our Waavely website, which we believe was an attempt to disrupt service or steal protected data. Our IT team was able to recognize the effort in real time and take defensive measures to stop the attack. Management is not aware of any loss, misuse or theft of personal information (of third parties, employees, and our members) and other data, confidential information or intellectual property from this incident or any other incident or event. Any significant disruption to our service or access to our systems in the future could adversely affect our business and results of operation. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations.

Our board of directors oversees our annual enterprise risk assessment, where we assess key risks within the Company, including security and technology risks and cybersecurity threats. The Audit Committee of the board of directors oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our audited financial statements are included as the “F” pages attached to this Annual Report.

All financial statements in this Annual Report, unless otherwise stated, are presented in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of Freight Technologies, Inc. (incorporated by reference to Exhibit 3.1 to the Form 6-K filed on March 16, 2026)
2.1	Specimen Ordinary Share Certificate of Registrant (incorporated by reference to Exhibit 4.1 to the Form F-1 filed on April 17, 2017)
2.2	Form of Pre-funded Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Form 6-K filed on December 14, 2021)
2.3	Form of Pre-funded Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on December 17, 2021)
2.4	Promissory Note dated December 29, 2021 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on December 30, 2021)
2.5	Oliveira Warrant dated December 29, 2021 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on December 30, 2021)
2.6	Form of Pre-funded Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on February 11, 2022)
2.7	Promissory Note dated February 10, 2022 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on February 11, 2022)
2.8	Form of Series [A/B/C/D] Warrant (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on February 14, 2022)
2.9	Form of Amended and Restated Series [A/B/C/D] Warrant (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on July 14, 2022)
2.10	Form of Pre-funded Ordinary Shares Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on October 27, 2022)
2.11	Form of Note (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on January 5, 2023)
2.12	Form of Warrant (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on January 5, 2023)
2.13	Form of Amended and Restated Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on April 24, 2023)
2.14	Warrant to Purchase Ordinary Shares dated June 30, 2023 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on July 6, 2023)
2.15	Second Amended and Restated Convertible Promissory Note dated January 3, 2023 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on July 6, 2023)
2.16	Warrant to Purchase Ordinary Shares dated November 30, 2023 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on December 5, 2023)
2.17	Warrant to Purchase Ordinary Shares dated December 18, 2023 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on December 19, 2023)
2.18	Form of Senior Convertible Note issued to the Buyers (incorporated by reference to Exhibit 4.1 to Report on Form 8-K filed on May 9, 2025)
2.19	Form of Incremental Warrant issued to the Buyers (incorporated by reference to Exhibit 4.2 to Report on Form 8-K filed on May 9, 2025)
2.20	Securities Purchase Agreement, dated as of April 29, 2025, by and between Freight Technologies, Inc. and the Buyers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 30, 2025)
2.21	Amendment and Exchange Agreement dated May 27, 2025, by and between Freight Technologies, Inc. and the Holder (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 28, 2025)
2.22	Form of Registration Rights Agreement, dated as of October 28, 2025 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on October 28, 2025)
2.23	Form of Placement Agency Agreement, dated as of October 27, 2025 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on October 28, 2025)
2.24	Form of Senior Convertible Promissory Note issued November 20, 2025 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on November 20, 2025)
2.25	Description of Securities
4.1	Securities Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 13, 2021 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on December 14, 2021)
4.2	Amendment No. 1 to Purchase Agreement between Hudson Capital and ATW Opportunities Master Fund, L.P. dated December 16, 2021 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on December 17, 2021)

4.3	Assignment of Securities Purchase Agreement dated December 29, 2021 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on December 30, 2021)
4.4	Assignment of Securities Purchase Agreement dated February 10, 2022 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on February 11, 2022)
4.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Form 6-K filed on February 14, 2022)
4.6	Amended and Restated of Securities Purchase Agreement among Hudson Capital Inc., Freight App, Inc., ATW Opportunities Master Fund, L.P. and other parties named therein (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on February 14, 2022)
4.7	Securities Purchase Agreement between Hudson Capital Inc. and PIPE Investors (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on February 14, 2022)
4.8	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on July 14, 2022)
4.9	Form of Securities Amendment Agreement (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on July 14, 2022)
4.10	Securities Purchase Agreement dated October 27, 2022 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on October 27, 2022)
4.11	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on January 5, 2023)
4.12	Debt Modification Agreement with Freight Opportunities LLC dated April 24, 2023 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on April 24, 2023)
4.13	Debt Modification Agreement with Freight Opportunities LLC dated June 29, 2023 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on July 6, 2023)
4.14	Securities Purchase Agreement dated January 31, 2025 by and among Freight Technologies, Inc., Freight Opportunities II LLC and Freight Opportunities II LLC. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 3, 2025)
4.15	Securities Purchase Agreement dated March 31, 2025 by and between Freight Technologies, Inc. and the purchaser party. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 1, 2025)
4.16	Securities Purchase Agreement, dated as of April 29, 2025, by and between Freight Technologies, Inc. and the Buyers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on April 30, 2025)
4.17	Amendment and Exchange Agreement dated May 27, 2025, by and between Freight Technologies, Inc. and the Holder (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 28, 2025)
4.18	Waiver and Amendment of Certain Restrictions in Securities Purchase Agreement dated June 26, 2025, by and between Freight Technologies, Inc. and Fetch Compute, Inc (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on July 2, 2025)
4.19	Securities Purchase Agreement dated August 6, 2025 between Freight Technologies, Inc., and Freight Opportunities LLC (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on August 12, 2025)
4.20	Form of Equity Purchase Facility Agreement, dated as of October 28, 2025 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on October 28, 2025)
4.21	Form of Registration Rights Agreement, dated as of October 28, 2025 (incorporated by reference to Exhibit 10.2 to the Form 6-K filed on October 28, 2025)
4.22	Form of Placement Agency Agreement, dated as of October 27, 2025 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on October 28, 2025)
4.23	Securities Purchase Agreement by and between Freight Technologies, Inc. and the Buyers, dated as of November 19, 2025 (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on November 20, 2025)
4.24	Transfer and Cancellation Agreement by and between Freight Technologies, Inc. and Fetch Compute, Inc dated November 19, 2025 (incorporated by reference to Exhibit 10.3 to the Form 6-K filed on November 20, 2025)
4.25	Pre-Paid Services Agreement by and between Freight Technologies, Inc. and Fetch Compute, Inc dated November 19, 2025 (incorporated by reference to Exhibit 10.4 to the Form 6-K filed on November 20, 2025)
4.26	Share Purchase Agreement, dated as of December 9, 2025, by and between the Company and the Seller (incorporated by reference to Exhibit 10.1 to the Form 6-K filed on December 12, 2025)
4.27	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed on April 14, 2025)
4.28	Form of Employment Agreement (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed on April 14, 2025)
4.29	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K filed on April 14, 2025)
4.30	Side Letter Regarding Conversion of Series C Preferred Shares, dated May 13, 2026, between Freight Technologies, Inc. and DIP SPV I, L.P.
4.31	Side Letter Regarding Conversion of Series C Preferred Shares, dated May 13, 2026, between Freight Technologies, Inc. and Freight Opportunities LLC.
8.1	List of Subsidiaries
11.1	Code of Ethics (incorporated by reference to Exhibit 14 to the Form 6-K filed on February 14, 2022)
11.2	Insider Trading Policy of Freight Technologies, Inc. (incorporated by reference to Exhibit 19.1 to the Annual Report on Form 10-K filed on April 14, 2025)
12.1	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Letter from UHY, dated July 8, 2024. (incorporated by reference to Exhibit 16.1 to the Form 6-K filed on July 10, 2024)
15.2	Letter from Marcum, dated January 9, 2025. (incorporated by reference to Exhibit 16.1 to the Form 8-K filed on January 10, 2025)
97.1	Clawback Policy of the Company (incorporated by reference to Exhibit 97.1 to the Form 10-K filed on May 9, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FREIGHT TECHNOLOGIES, INC.

Date:	May 14, 2026	By:	/s/ Javier Selgas
		Name:	Javier Selgas
		Title:	Chief Executive Officer (Principal Executive Officer)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Freight Technologies Inc. and its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Freight Technologies, Inc and its subsidiaries (the “Company”) as of December 31, 2025 and 2024 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2025 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter – JAK Solar Acquisition

As discussed in Note 4 to the consolidated financial statements, on December 31, 2025, the Company completed the acquisition of JAK Solar Loans 1 Limited (“JAK Solar”) in exchange for Series C Preferred Shares with an aggregate fair value of approximately $5.7 million. The acquisition was accounted for as a business combination under ASC 805, Business Combinations. The Company recognized goodwill of approximately $4.5 million and utilized a third-party valuation specialist to determine the acquisition-date fair value of the Series C Preferred Shares and acquired loan portfolio.

We identified the accounting for the JAK Solar acquisition as a critical audit matter due to the significant judgment and estimation uncertainty involved in determining the fair value of the consideration transferred and the acquired loans receivable. Auditing management’s valuation required especially subjective auditor judgment due to the use of complex valuation methodologies, including a lattice-based option pricing model, and significant unobservable assumptions such as expected volatility, expected term, discount for lack of marketability, expected credit losses, and discount rates. Errors in these assumptions could materially impact the valuation of the consideration transferred, goodwill recognized, and related disclosures.

The primary procedures we performed to address this critical audit matter included:

●	Understanding and evaluating the Company’s accounting policies and internal controls related to business combinations and fair value measurements.

●	Reading the Share Purchase Agreement and related supporting agreements to assess the key terms of the acquisition and Series C Preferred Shares.

●	Evaluating the competence, capabilities, and objectivity of management’s third-party valuation specialist.

●	Involving valuation professionals with specialized skill and knowledge to assist in evaluating the methodologies and significant assumptions used in the valuation of the Series C Preferred Shares and acquired loan portfolio.

●	Testing the mathematical accuracy of the purchase price allocation and agreeing significant inputs to supporting documentation, including market data and contractual terms.

●	Assessing the reasonableness of significant assumptions used in the valuation models, including expected volatility, expected term, discount for lack of marketability, discount rates, and expected cash flows.

●	Evaluating the Company’s conclusions regarding the classification of the acquired loans and the related disclosures under ASC 805 and ASC 326.

●	Evaluating the adequacy of the disclosures included in Note 4 related to the acquisition, fair value measurements, goodwill, and subsequent accounting for acquired loans.

Critical Audit Matter – Fair Value Measurement of Derivative Liability

As discussed in Notes 11 and 12 to the consolidated financial statements, the Company issued November 2025 Convertible Notes containing a variable-rate conversion feature that was bifurcated from the host debt instrument and accounted for separately as a derivative liability under ASC 815, Derivatives and Hedging. The derivative liability was measured at fair value at issuance and subsequently remeasured as of December 31, 2025. The fair value measurement was classified as a Level 3 fair value measurement within the ASC 820 fair value hierarchy and was determined utilizing a 500-step Cox-Ross-Rubinstein (“CRR”) binomial lattice model with significant unobservable inputs and assumptions. The Company utilized a third-party valuation specialist to assist in determining the fair value of the bifurcated conversion feature.

We identified the fair value measurement of the bifurcated conversion feature associated with the November 2025 Convertible Notes as a critical audit matter due to the significant judgment and estimation uncertainty involved in determining the fair value of the derivative liability. Auditing management’s valuation required especially subjective auditor judgment due to the complexity of the valuation methodology, including the use of a binomial lattice model incorporating variable conversion mechanics, as well as significant assumptions related to expected volatility, expected term, stock price behavior, conversion assumptions, and discounting factors. In addition, the accounting treatment required evaluation of the allocation between the derivative liability and host debt instrument, including the recognition of a day-one loss associated with the derivative issuance.

The primary procedures we performed to address this critical audit matter included:

●	Understanding and evaluating the Company’s accounting policies and internal controls related to derivative accounting and fair value measurements.

●	Reading the Securities Purchase Agreement and related debt agreements to evaluate the terms of the November 2025 Convertible Notes and the embedded conversion features.

●	Evaluating management’s conclusion that the conversion feature required bifurcation under ASC 815.

●	Evaluating the competence, capabilities, and objectivity of management’s third-party valuation specialist.

●	Involving valuation professionals with specialized skill and knowledge to assist in evaluating the valuation methodology and significant assumptions used in estimating the fair value of the derivative liability.

●	Testing the mathematical accuracy of the valuation model and agreeing significant inputs to supporting documentation and observable market data, where available.

●	Assessing the reasonableness of significant assumptions utilized in the CRR binomial lattice model, including expected volatility, expected term, conversion assumptions, floor price assumptions, and discounting factors.

●	Evaluating the accounting treatment related to the allocation of proceeds between the derivative liability and the host debt instrument, including the recognition of the day-one loss.

●	Evaluating the adequacy of the Company’s disclosures related to the derivative liability and fair value measurements included in Notes 11 and 12.

Critical Audit Matter – Accounting for Pre-Funded Warrant Issuance

As discussed in Note 17 to the consolidated financial statements, on November 19, 2025, the Company entered into a three-year prepaid services agreement with Fetch pursuant to which Fetch will provide access to the ASI1 Platform, Fetch Developer Tools, and platform usage credits of up to $1.5 million. In exchange, the Company issued Ordinary Shares and a pre-funded warrant to purchase Ordinary Shares. The Company accounted for the pre-funded warrant as an equity-classified instrument and recorded the transaction based on the fair value of the equity instruments issued. The Company utilized a valuation specialist to assist in determining the fair value of the pre-funded warrant.

We identified the accounting for the prepaid service agreement and related pre-funded warrant issued to Fetch as a critical audit matter due to the significant judgment involved in evaluating the appropriate accounting treatment under ASC 505-50, ASC 718, ASC 815-40, and ASC 480, including the determination of whether the pre-funded warrant should be classified as equity or as a liability. In addition, auditing the fair value measurement of the pre-funded warrant required especially subjective auditor judgment due to the use of valuation methodologies and significant assumptions, including expected volatility, expected term, restrictions associated with the warrant, and the assessment of contractual provisions related to settlement and fundamental transactions.

The primary procedures we performed to address this critical audit matter included:

●	Understanding and evaluating the Company’s accounting policies and internal controls related to equity-based transactions, prepaid service arrangements, and fair value measurements.

●	Reading the Service Agreement, warrant agreement, and related supporting documents to evaluate the significant contractual terms and obligations.

●	Evaluating management’s conclusion that the pre-funded warrant qualified for equity classification under ASC 815-40 and ASC 480.

●	Evaluating the competence, capabilities, and objectivity of management’s third-party valuation specialist.

●	Involving valuation professionals with specialized skill and knowledge to assist in evaluating the valuation methodology and assumptions used in estimating the fair value of the pre-funded warrant.

●	Testing the mathematical accuracy of the valuation model and agreeing significant inputs to supporting documentation and market-based data, where available.

●	Assessing the reasonableness of significant assumptions utilized in the valuation model, including expected volatility, expected term, exercise assumptions, and discount considerations related to transfer restrictions and beneficial ownership limitations.

●	Evaluating management’s accounting for the prepaid services asset and the related expense recognition methodology over the contractual service period.

●	Evaluating the adequacy of the Company’s disclosures related to the Service Agreement, equity issuance, prepaid services asset, and pre-funded warrant.

We have served as the Company’s auditor since 2024.

Diamond Bar, CA

May 14, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Freight Technologies, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited accompanying consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows of Freight Technologies, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ UHY LLP

We served as the Company’s auditor from 2021 to 2024.

Melville, New York

May 9, 2024, except for the effects of the reverse stock splits discussed in Note 19, which is dated May 14, 2026

PCAOB ID 1195

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
ASSETS:
Current assets:
Cash and cash equivalents	$346,718	$204,032
Accounts receivable, net	2,411,517	3,533,330
Unbilled receivables	1,481,196	520,037
Prepaid expenses and other current assets	2,092,953	792,147
Total current assets	6,332,384	5,049,546

Capitalized software, net	500,650	574,109
Property and equipment, net	12,306	13,238
Other long-term assets	1,231,348	39,988
Security deposits	7,818	7,818
Goodwill	4,487,175	-
Intangible assets, net	4,733	5,546
Cryptocurrency	13,222	-
Total assets	$12,589,636	$5,690,245

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT):
Current liabilities:
Accounts payable	$1,645,375	$1,442,517
Accrued expenses	1,450,068	1,280,563
Short-term borrowings	2,880,018	3,343,710
Income tax payable	325,545	278,215
Total current liabilities	6,301,006	6,345,005

Notes payable	500,000	-
Convertible notes payable	56,164	-
Derivative liability, at fair value	405,931	-
Total liabilities	7,263,101	6,345,005

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)
Series A preferred stock, $0.0001 par value, (*) shares authorized; 3,354,309 and 1,815,438 issued and outstanding at December 31, 2025 and 2024, respectively	336	182
Series B preferred stock, $0.0001 par value, 21,000,000 shares authorized; 13,407,566 and 1,262,074 issued and outstanding at December 31, 2025 and 2024, respectively	1,341	126
Series C preferred stock $0.0001 par value, 12,000,000 shares authorized: and 5,500,000 and 0 issued and outstanding at December 31, 2025 and December 31, 2024, respectively	550	-
Series seed preferred stock, $0.0001 par value, 25,000 shares authorized; 7,020 and 7,020 issued and outstanding at December 31, 2025 and 2024, respectively	-	-
Ordinary shares, no par value, (**) unlimited shares authorized; 1,660,627 and 109,255 shares and outstanding at December 31, 2025 and 2024, respectively	-	-
Additional paid-in capital	58,911,271	45,510,375
Accumulated deficit	(52,818,556)	(44,916,779)
Accumulated other comprehensive (loss)	(768,407)	(1,248,664)
Total stockholders’ equity (deficit)	5,326,535	(654,760)
Total liabilities and stockholders’ equity (deficit)	$12,589,636	$5,690,245

(*)	List of authorized shares for Series A preferred

a. Series A1A preferred shares: 10,000,000 authorized shares

b. Series A2 preferred shares: 3,000,000 authorized shares

c. Series A4 preferred shares: unlimited authorized shares

(**)	Ordinary Share par value was changed to no par value in June 2024.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(US$)	Year Ended December 31 2025	Year Ended December 31, 2024	Year Ended December 31, 2023

Revenue	$13,062,534	$13,728,922	$17,060,753

Cost and expenses
Cost of revenue (exclusive of depreciation and amortization shown separately below)	11,460,769	12,389,520	15,709,673
Compensation and employee benefits	4,482,151	5,349,764	5,963,713
Sales and marketing	118,392	65,574	80,328
General and administrative	2,445,918	1,983,901	3,163,639
Depreciation and amortization	449,369	430,414	404,598
Total Cost and expenses	18,956,599	20,219,173	25,321,951

Operating Loss	(5,894,065)	(6,490,251)	(8,261,198)

Other income and (expenses)
Interest income	-	1,770	8,880
Interest expense	(762,399)	(675,628)	(816,819)
Other income	-	-	342
Other expense	-	-	(499,259)
Unrealized gain (loss) in fair value of cryptocurrency	(16,666)	-	-
Realized (loss) in value of sold cryptocurrency	(1,650,339)	-	-
Gain from extinguishment of debt	-	1,607,766
Change in the fair value of derivative liability	512,138	-	-
Change in fair value of convertible note	(38,069)	22,602	345,396
Total other expense	(1,955,335)	956,510	(961,460)

Loss before income taxes	(7,849,400)	(5,533,741)	(9,222,658)

Income tax expense	52,377	67,486	104,948

Net loss	$(7,901,777)	$(5,601,227)	$(9,327,606)

Weighted average number of shares, basic and diluted*	566,330	45,642	2,393
Loss per share, basic and diluted	$(13.95)	$(122.72)	$(3,897.87)

Net loss	$(7,901,777)	$(5,601,227)	$(9,327,606)
Other comprehensive gain (loss) net of tax	-	-	-
Foreign currency translation	480,258	(1,740,552)	452,917
Comprehensive loss	$(7,421,519)	$(7,341,779)	$(8,874,689)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Preferred Shares								Ordinary Shares (*)
	Series A Shares	Amount	Series B Shares	Amount	Series C Shares	Amount	Series Seed Shares	Amount	Ordinary Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Income (loss)	Total Stockholders’ Equity (Deficit)
Balance, December 31, 2022	6,934,828	$693	7,507,845	$751	-	$-	7,020	$-	329	$-	$33,078,993	$(29,987,945)	$38,971	$3,131,463
Issuance of Series A4 preferred shares from note conversions	218,876,995	21,888	-	-	-	-	-	-	-	-	5,095,208	-	-	5,117,096
Issuance of ordinary shares from conversion of preferred stock, net of costs	(63,079,535)	(6,307)	(6,245,771)	(625)	-	-	-	-	2,489	-	6,932	-	-	-
Issuance of ordinary shares for exercise of warrants	-	-	-	-	-	-	-	-	110	-	-	-	-	-
Issuance of ordinary shares for note conversions	-	-	-	-	-	-	-	-	1,452	-	755,470	-	-	755,470
Issuance of ordinary shares upon vesting of restricted stock awards	-	-	-	-	-	-	-	-	4	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	1,153,787	-	-	1,153,787
Issuance of warrants	-	-	-	-	-	-	-	-	-	-	1,343,854	-	-	1,343,854
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	452,917	452,917
Net loss	-	-	-	-	-	-	-	-	-	-	-	(9,327,606)	-	(9,327,606)
Balance, December 31, 2023	162,732,288	$16,274	1,262,074	$126	-	$-	7,020	$-	4,384	$-	$41,434,244	$(39,315,551)	$491,888	$2,626,981
Issuance of ordinary shares from conversion of preferred stock, net of costs	(160,916,850)	(16,092)	-	-	-	-	-	-	4,828	-	16,092	-	-	-
Issuance of ordinary shares for exercise of warrants	-	-	-	-	-	-	-	-	73,614	-	-	-	-	-
Issuance of ordinary shares for cash, net of issuance costs									26,429	-	3,079,016	-	-	3,079,016
Share-based compensation	-	-	-	-	-	-	-	-	-	-	981,023	-	-	981,023
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	(1,740,552)	(1,740,552)
Net loss	-	-	-	-	-	-	-	-	-	-	-	(5,601,227)	-	(5,601,227)
Balance, December 31, 2024	1,815,438	$182	1,262,074	$126	-	-	7,020	-	109,255	-	$45,510,375	$(44,916,779)	$(1,248,664)	$(654,760)
Issuance of ordinary shares for exercise of warrants	-	-	-	-	-	-	-	-	1,432,131	-	-	-	-	-
Issuance of ordinary shares for services agreement	-	-	-	-	-	-	-	-	95,000	-	427,500	-	-	427,500
Issuance of ordinary share warrants for services agreement	-	-	-	-	-	-	-	-	-	-	814,190	-	-	814,190
Issuance of ordinary shares from conversion of preferred stock, net of costs	(22,104)	(2)	-	-	-	-	-	-	22,651	-	2	-	-	-
Issuance of preferred shares for cash	1,666,837	167	12,540,000	1,254	-	-	-	-	-	-	3,453,579	-	-	3,455,000
Issuance of preferred shares for cryptocurrency	2,311,248	231	-	-	-	-	-	-	-	-	5,199,769	-	-	5,200,000
Issuance of preferred shares for note conversions	387,305	39	-	-	-	-	-	-	-	-	1,508,128	-	-	1,508,167
Share-based compensation	-	-	-	-	-	-	-	-	-	-	883,326	-	-	883,326
Issuance preferred shares for JAK Solar Loans 1 Limited	-	-	-	-	5,500,000	$550	-	-	-	-	5,726,471	-	-	5,727,021
Cancellation of preferred shares and return of cryptocurrency	(2,289,144)	(229)	-	-	-	-	-	-	-	-	(4,612,160)	-	-	(4,612,389)
Shares cancelled by shareholders	(515,271)	(52)	(394,508)	(39)	-	-	-	-	(10)	-	91	-	-	-
Rounding adjustment related to reverse splits	-	-	-	-	-	-	-	-	1,600	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	-	-	480,258	480,258
Net loss	-	-	-	-	-	-	-	-	-	-	-	(7,901,777)	-	(7,901,777)
Balance, December 31, 2025	3,354,309	$336	13,407,566	$1,341	5,500,000	$550	7,020	$-	1,660,627	$-	$58,911,271	$(52,818,556)	$(768,407)	$5,326,535

(*)	Reflects reverse split of 10:1 as approved by the Board of Directors of Freight Technologies, Inc. on January 26, 2024, effective as of February 5, 2024, the reverse split of 1:25 as approved by the Board of Directors of Freight Technologies, Inc. on September 12, 2024, effective as of September 25, 2024, the reverse split of 1:4 as approved by the Board of Directors of Freight Technologies, Inc. on May 22, 2025, effective as of May 27, 2025 and the reverse split of 1:5 as approved by the Board of Directors of Freight Technologies, Inc. on November 12, 2025, effective as of December 15, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	$(7,901,777)	$(5,601,227)	$(9,327,606)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	449,369	430,414	404,598
Interest accrued on note payable	59,390	-	-
Share-based compensation	883,326	981,023	1,153,787
Non-cash interest	-	-	449,147
Change in fair market value of convertible note	38,069	(22,602)	(345,396)
Change in fair value of cryptocurrency	1,454,388	-	-
Amortization of derivative liability	56,164
Change in fair value of derivative liability	(512,138)
Conversion inducement expense	-	-	129,259
Gain from extinguishment of debt	-	(1,607,766)	-
Changes in operating assets and liabilities:
Accounts receivable	1,453,787	1,120,176	45,383
Unbilled receivables	(847,073)	334,728	1,070,440
Prepaid expense and other assets	264,242	591,263	288,272
Security deposits	-	-	11,457
Accounts payable	68,162	(272,319)	(181,880)
Accrued expenses	(44,600)	(217,893)	435,193
Income tax payable	47,330	58,035	76,662
Net cash used in operating activities	(4,531,361)	(4,206,168)	(5,790,684)

Cash flows from investing activities:
Capitalization of software development costs	(303,090)	(336,153)	(328,645)
Purchase of property and equipment	(6,074)	(9,570)	(34,724)
Cash acquired from acquisition of Jak Solar Loans 1 Limited	6,853	-	-
Net cash used in investing activities	(302,311)	(345,723)	(363,369)

Cash flows from financing activities:
Proceeds from issuance of convertible notes	880,000	-	7,675,000
Proceeds from issuance of notes payable, net of discounts	2,000,000	875,000	-
Repayment of insurance financing payable	(180,411)	(236,082)	(346,524)
Repayment of cryptocurrency due to cancellation of agreement	(880,000)	-	-
Proceeds from issuance of common stock from ATM Offering	-	3,079,016	-
Repayment of short-term borrowings	(14,677,864)	(16,378,757)	(19,385,421)
Proceeds from short-term borrowings	14,214,172	16,902,846	18,857,667
Proceeds from issuance of Series A4 Shares	3,455,000	-	-
Net cash provided by financing activities	4,810,897	4,242,023	6,800,722

Net (decrease) increase in cash and cash equivalents	(22,775)	(309,868)	646,669

Effect of exchange rate changes on cash and cash equivalents	165,461	(1,046,205)	(99,564)

Cash and cash equivalents at beginning of the period	204,032	1,560,105	1,013,000
Cash, cash equivalents and restricted cash at end of the period	$346,718	$204,032	$1,560,105

Supplemental disclosure of cash flow information
Cash paid for interest	$705,957	$675,628	$816,819

Supplemental disclosure of non-cash activity
Issuance of 2,311,248 Series A4 Preferred Stock in exchange for Cryptocurrency (11,300,000 FET Token)	$5,200,000	$-	$-
Financing of insurance premiums	$180,411	$222,891	$341,653
Conversion of convertible notes to preferred stock	$-	$-	$7,054,065
Conversion of convertible notes to ordinary shares	$-	$-	$1,040,000
Conversion of preferred stock to ordinary shares	$-	$-	$1,368,907
Conversion of warrants to ordinary shares	$-	$-	$60,253

Reconciliation of cash, cash equivalents, and restricted cash reported in the consolidated balance sheet
Cash and cash equivalents	$346,718	$204,032	$1,560,105
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$346,718	$204,032	$1,560,105

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Freight App, Inc. (“Fr8App”) (formerly known as “Freighthub, Inc.”), a Delaware corporation, was incorporated on October 26, 2015. On January 18, 2019, Freight App Mexico S.A De C.V. (“Fr8App Mexico”) (formerly known as “Freight Hub Mexico S.A. De C.V.”), a wholly owned subsidiary of Fr8App, was formed. On July 29, 2021, both companies filed their name change to Fr8App and Fr8App Mexico. On February 14, 2022, the Company merged with Hudson Capital Inc. (the “Merger”), and Fr8App Inc. was the surviving entity and then became listed on the Nasdaq stock exchange. Fr8App continued its operation under the name Freight Technologies Inc. (“Fr8Tech”).

Fr8Tech is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for over-the-road (OTR) B2B cross-border shipping across the USMCA region; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; and Fleet Rocket a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators. Each product is interconnected within a unified platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing, real-time tracking, digitization of critical documentation, brokerage support, transportation management, fleet management, and committed capacity solutions.

On December 9, 2025, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with DIP SPV I, L.P., a limited partnership organized under the laws of the British Virgin Islands (the “Seller”). Pursuant to the Share Purchase Agreement, the Company agreed to acquire from the Seller all of the issued and outstanding shares of JAK Solar Loans 1 Limited (“JAK Solar”), a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the Seller (the “Target”), in exchange for the issuance to the Seller of a number of a new series of convertible preferred shares of the Company to be known as the Series C preferred shares, par value $0.0001 per share having an aggregate stated value of $5,500,000, subject to the satisfaction or waiver of certain closing conditions. On December 31, 2025, the Company closed the transaction contemplated by the Share Purchase Agreement dated December 9, 2025, in which the Company acquired all of the equity interests in JAK Solar, a wholly owned subsidiary of the Seller, and issued to the Seller as consideration therefor 5,500,000 Series C Preferred Shares.

NOTE 2 – LIQUIDITY AND GOING CONCERN

Since inception, the Company has met its cash needs through proceeds from issuing convertible notes, loans, and issuance of shares. As shown in the accompanying consolidated financial statements as of and for the year ended December 31, 2025, the Company has an accumulated deficit of $52.8 million, shareholders’ equity of $5.3 million, a working capital surplus of $31 thousand, short-term debt of $2.9 million and $0.3 million of unrestricted cash on hand. For the years ended December 31, 2025 and 2024, the Company has reported operating losses and negative cash flows from operations. The Company has historically met its cash needs through a combination of term loans, promissory notes, convertible notes, private placement offerings and sales of equity. The Company’s cash requirements are generally for operating activities.

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

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), expressed in U.S. dollars. The accompanying consolidated financial statements reflect all adjustments including normal recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position, results of operations, and cash flows for the periods presented in accordance with GAAP. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, allowance for credit losses, valuation of share-based compensation and warrants, accounting for warrants, useful lives of internally developed software and property and equipment, fair value of convertible notes, impairment of long-lived assets, whether an arrangement is or contains a lease, income tax accruals, the valuation allowance for deferred income taxes, and contingent liabilities.

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

Concentrations of Credit Risk

The Company maintains cash accounts with various financial institutions. At times, balances in these accounts may exceed federally insured limits. Accounts at each institution within the United States (“US”) are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. Additionally, a portion of the Company’s cash is deposited in non-US accounts. The funds are held with financial institutions that offer deposit insurance and bear specific country and regional risks. The amount over the insured limits as of December 31, 2025 and 2024 was $107,240 and $3,589, respectively. No losses have been incurred to date on any deposit balances.

The financial assets that potentially subject the Company to concentration of credit risk is accounts receivable and unbilled receivables. At December 31, 2025, two customers accounted for 52% of the Company’s accounts receivable and unbilled receivables. As of December 31, 2024, one customer accounted for 88% of the Company’s accounts receivable and unbilled receivables.

For the year ended December 31, 2025, two customers accounted for 53% of the Company’s revenues. For the year ended December 31, 2024, one customer accounted for 48% of the Company’s revenues, respectively. For the year ended December 31, 2023, one customer accounted for 33% of the Company’s revenues.

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

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include trade accounts receivable, unbilled receivables, intangible assets, accounts payable, accrued expenses, and debt at variable interest rates, approximate their fair values at December 31, 2025 and 2024, respectively, principally due to the short-term nature, maturities, or nature of interest rates of the above listed items.

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

The Company determines expected credit losses based on historical write-off experience, an analysis of the aging of outstanding receivables, customer payment patterns, and our expectations of changes in macro-economic conditions, that may impact the collectability of outstanding receivables. Balances are considered past due based on invoiced terms. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2025 and 2024, the allowance for credit losses was $113,728 and $201,395, respectively.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances exist that indicate the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets is measured by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to be generated by the assets. If the asset or asset group is considered to be impaired, an impairment loss would be recorded to adjust the carrying amounts to the estimated fair value. Management has determined that no impairment of long-lived assets exists, and accordingly, no adjustments to the carrying amounts of the Company’s long-lived assets have been made for the year ended December 31, 2025 and 2024.

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC Topic 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

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

Advertising

Advertising costs are expensed as incurred, and totaled $13,540, $556 and $46,726 for the years ended December 31, 2025, 2024 and 2023 respectively.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating losses, tax credit and other carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates when the assets and liabilities are expected to be realized or settled. The Company regularly reviews deferred tax assets for realizability and establishes valuation allowances based on available evidence including historical operating losses, projected future taxable income, expected timing of the reversals of existing temporary differences, and appropriate tax planning strategies. If the Company’s assessment of the realizability of a deferred tax asset change, an increase to a valuation allowance will result in a reduction of net earnings at that time, while the reduction of a valuation allowance will result in an increase of net earnings at that time.

The Company follows ASC 740-10-65-1 in accounting for uncertainty in income taxes by prescribing rules for recognition, measurement and classification in financial statements of tax positions taken or expected to be in a tax return. This prescribes a two-step process for the financial statement measurement and recognition of a tax position. The first step involves the determination of whether it is more likely than not (greater than 50 percent likelihood) that a tax position will be sustained upon examination, based on the technical merits of the position. The second step requires that any tax position that meets the more likely than not recognition threshold be measured and recognized in the financial statements at the largest amount of benefit that is a greater than 50 percent likelihood of being realized upon ultimate settlement. This topic also provides guidance on the accounting for related interest and penalties, financial statement classification and disclosure. The Company’s policy is that any interest or penalties related to uncertain tax positions are recognized in income tax expense when incurred. The Company has no uncertain tax positions or related interest or penalties requiring accrual at December 31, 2025 and 2024.

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

Intangible Assets

Intangible assets include the Company’s domain name and are accounted for based on ASC Topic 350, Intangibles – Goodwill and Other. The Company’s intangible assets that have finite lives, consisting of intellectual property, are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, the Company would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), the Company will perform the next step, which is to determine the fair value of the asset and record an impairment loss, if any. The Company evaluates the useful lives for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

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

Freight Transportation Brokerage Services

The Company’s freight transportation brokerage services include Fr8App FTL, providing a single customer the use of an entire truckload, Waavely, providing ocean container shipments through Mexican ports, and Fr8Now LTL, providing multiple customers the use of a partial truckload in each truck. Shippers contract with the Company to utilize the Company’s network of independent freight Carriers to transport freight. Those shipments are the Company’s single performance obligations, arising under contracts the Company has entered into with customers that define the price for performance obligation and payment terms. The Company’s acceptance of the shipment request establishes enforceable rights and obligations for each contract. By accepting the shipper’s order, the Company has responsibility for transportation of the shipment from origin to destination. Under such contracts, revenue is recognized when performance obligations are satisfied, which generally represents the transit period from origin to destination by a third-party carrier which can vary based on origin and destination, or the capacity used. This is appropriate as the customer simultaneously receives and consumes the benefits as the Company performs its obligation. The Company determines revenue in-transit using the output method based on shipping milestones. Measure of revenue in-transit requires the application of judgment. Revenue is measured as the amount of consideration the Company expects to receive in exchange for providing services. Accessorial charges for fuel surcharge, loading and unloading, stop charges, and other immaterial charges are part of the consideration received for the single performance obligation of delivering shipments.

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

A summary of the Company’s revenue by major service lines is as follows:

	Years Ended December 31,
	2025	2024	2023
Freight transportation brokerage	$9,625,003	$8,635,201	$13,474,282
Dedicated capacity	3,419,801	5,093,721	3,586,471
Software	17,730	-	-
Total revenue	$13,062,534	$13,728,922	$17,060,753

Convertible Debt

The Company elected the fair value option (“FVO”) of accounting under ASC Topic 825-10, Financial Instruments (“ASC 825”), to record its convertible note issued in 2023 at fair value at issuance and subsequently remeasures to fair value each reporting period. The primary reason for electing the fair value option was for simplification and cost-benefit considerations of accounting for the convertible notes at fair value versus bifurcation of the embedded derivatives. The convertible note accounted for under the FVO represents a financial instrument containing embedded features which would otherwise be required to be bifurcated from the debt-host and recognized as separate derivative liabilities subject to initial and subsequent periodic estimated fair value measurements under ASC 815. The Company has elected to present interest expenses separately from changes in fair value and therefore interest associated with the convertible note is presented as interest expense in the consolidated statement of operations. All costs associated with the issuance of the convertible note accounted for using the FVO were expensed upon issuance. The fair value of the convertible note is determined using a binomial lattice model and classified as Level 3 in the fair value hierarchy.

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

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of outstanding ordinary shares for the period, considering the effect of the securities series A and B preferred stock and series seed preferred stock. Diluted earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted average number of ordinary shares and dilutive ordinary shares equivalents outstanding. During the periods when they are anti-dilutive, ordinary share equivalents including those from warrants and convertible notes, if any, are not considered in the computation. At December 31, 2025 and 2024, there were 32,693,630 and 16,066,824 ordinary share equivalents, respectively, which were anti-dilutive.

Acquisition of JAK Solar

The Company accounted for the acquisition of JAK Solar as a business combination under ASC 805, Business Combinations. The Company evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition.

Segments

Operating segments are defined as components of an entity for which separate financial information is available. The Chief Operating Decision Maker (“CODM”), CEO Javier Selgas, reviews financial information presented on a consolidated basis for the purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating and one reportable segment. The Company presents financial information about its operating segment and geographical areas in Note 16 to the consolidated financial statements.

Reclassifications

Financial statements presented for prior periods include reclassifications that were made to conform to the current year presentation. There was no material impact to the consolidated financial statements for these changes.

Recently Issued Accounting Pronouncements

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. For all entities, the ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. The Company adopted ASU 2023-08 for the period ending March 31, 2025.

Accounting Standards Issued but Not Adopted as of December 31, 2025

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, an update that improves income statement expense disclosure requirements. Under ASU 2024-03 issuers will be required to incorporate new tabular disclosures disaggregating prescribed expense categories within relevant income statement captions in the notes to their financial statements. These categories include purchases of inventory, employee compensation, depreciation and intangible asset amortization. The amendments are effective for fiscal years beginning after December 15, 2026, and should be applied prospectively. The adoption of ASU 2024-03 will require us to provide additional disclosures related to certain income statement expenses but otherwise will not materially impact our financial statements.

All other new accounting pronouncements that have been issued, but not yet effective are currently being evaluated and at this time are not expected to have a material impact on our consolidated financial statements.

NOTE 4 – JAK SOLAR ACQUISITION

On December 31, 2025, the Company acquired all of the equity interests in JAK Solar Loans 1 Limited (“JAK Solar”), a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the DIP SPV I, L.P., a limited partnership organized under the laws of the British Virgin Islands (the “Seller”), pursuant to a share purchase agreement (the “SPA”) entered into with the Seller on December 9, 2025. In exchange, the Company issued to the Seller a new series of convertible preferred shares of the Company to be known as the Series C preferred shares, par value $0.0001 per share (the “Preferred Shares” and, together with the ordinary shares of the Company with no par value per share, the “Ordinary Shares,” issuable upon conversion thereof, the “Conversion Shares”) having an aggregate stated value of $5,500,000.

The acquisition was completed to provide Fr8Tech asset diversification, recurring positive cash flows, and a strategic platform to invest in the U.S. residential solar loan market.

Fair Value of the Series C Consideration

The Preferred Shares have a stated value per share of $1.00 (the “Stated Value”). The initial conversion price of the Preferred Shares will be equal to the Stated Value divided by the lower of (A) 120% of the market price per Ordinary Share on the date of the closing of the Transaction (such date, the “Closing Date”), and (B) the greater of (y) the lowest daily volume weighted average price of the Ordinary Shares during the seven consecutive trading days immediately prior to the applicable date of conversion, and (z) 20% of the Nasdaq Minimum Price as of the Closing Date.

Holders of the Preferred Shares will participate in any dividends issued by the Company to the holders of its other capital shares on an as converted basis. Similarly, in case of a dissolution or liquidation of the Company, holders of the Preferred Shares will be eligible to receive their pro-rata share of the Company’s assets with the holders of the Ordinary Shares on an as converted basis.

Holders of the Preferred Shares will not have the right to convert any Preferred Shares if, as a result of such conversion, such holder or such holder’s affiliates would collectively beneficially own in excess of 4.99% (or for DIP SPV I, L.P. and upon election by a shareholder prior to the issuance of any Series C Preferred Shares, 9.99%) of the Ordinary Shares outstanding immediately after giving effect to such conversion.

In connection with the issuance of the Series C Preferred Shares, the Company granted the Seller certain registration rights with respect to the Conversion Shares. If at any time the Company registers or determines to register any ordinary shares under the Securities Act of 1933, as amended, for its own account or for the account of other security holders, the Company will provide the Seller with written notice and will include in such registration all Conversion Shares requested by the Seller, subject to customary terms and conditions.

The Share Purchase Agreement contains customary representations, warranties, covenants, including, among other things, indemnification by the Company in favor of the Seller and its affiliates for certain third-party claims relating to the transaction contemplated by the Share Purchase Agreement, subject to customary limitations.

Although the Series C Preferred Shares have an aggregate stated value of $5,500,000, the Company determined the acquisition-date fair value of the consideration transferred to be $5,727,021, which has been used as the basis for the purchase price allocation. In the unaudited pro forma condensed combined financial statements included in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on March 19, 2026, the consideration transferred was presented at the aggregate stated value of $5,500,000 based on a preliminary valuation. Subsequent to that filing, the Company utilized an independent third-party valuation specialist to determine the acquisition-date fair value of the Series C Preferred Shares using the lattice-based option pricing model described below, resulting in a fair value of $5,727,021. Accordingly, the goodwill recognized in these audited financial statements of $4,487,175 differs from the preliminary goodwill of $4,260,154 presented in the Form 6-K pro forma financial statements by $227,021, reflecting this fair value refinement.

The Series C Preferred Shares are not publicly traded and are convertible into a number of Ordinary Shares determined by dividing the Series C Stated Value by the Series C Conversion Price. The Conversion Price is variable and determined as the quotient of (i) the Series C Stated Value, divided by (ii) the lower of (A) the Fixed Price and (B) the greater of (a) the Market Price and (b) the Floor Price. The Series C Stated Value is $1.00. The Fixed Price is $3.012 (and with respect to any other issuance, 120% of the closing price of the Ordinary Shares). The Market Price is the lowest daily VWAP of the Ordinary Shares in the seven (7) consecutive Trading Day period immediately preceding the date of the conversion of the applicable Series C Preferred Share. The Floor Price is 20% of the Nasdaq Minimum Price of Ordinary Shares on the Closing Date.

The fair value measurement is classified as Level 3 within the ASC 820 fair value hierarchy, as the significant inputs are unobservable and reflect the Company’s own assumptions about the assumptions market participants would use in pricing the instrument.

Because the fair value of the Preferred Shares could not be directly observed, the Company utilized an independent third-party valuation specialist who estimated the fair value of the Series C Convertible Preferred Shares using a lattice-based (binomial tree) option pricing model. The lattice model simulates the evolution of the Company’s stock price across a binomial tree of 50 time steps over the applicable expected term, incorporating the instrument’s variable conversion price mechanics — including the fixed price ceiling, the floating market price based on the lowest seven-day VWAP, and the floor price — at each node of the tree. The resulting lattice value was then adjusted by a Discount for Lack of Marketability (DLOM) to reflect the restricted and non-marketable nature of the Series C Preferred Shares.

The DLOM was calculated as the average of two methods: (i) a Protective Put model, which estimates the cost of a hypothetical at-the-money put option with a six-month holding period, and (ii) the Finnerty model, a closed-form model that estimates the discount based on volatility and holding period. The average of the two methods produced a DLOM of 30.83%, applied uniformly across all term assumptions.

Because no single expected term was determinable for the Series C Preferred Shares — which carry no stated maturity or mandatory conversion date — the valuation was performed across three term scenarios: one year, two years, and three years. The Company selected the two-year scenario as its primary valuation basis, as it represents management’s best estimate of the expected conversion horizon and the midpoint of the range. The one-year and three-year scenarios produced fair values of $5,504,078 and $5,968,353, respectively, bracketing the selected two-year estimate.

The following significant assumptions were used in the lattice model as of the acquisition date, December 31, 2025:

Assumption	Value Used
Stock price (ordinary share closing price, December 31, 2025)	$1.6800
Stated value per Preferred Share	$1.0000
Fixed price / Initial conversion price	$2.0160
Floor Price	$0.3360
Expected volatility (1-year / 2-year / 3-year)	148.9% / 127.3% / 135.9%
Risk-free interest rate (1-year / 2-year / 3-year)	3.42% / 3.41% / 3.49%
Expected term (years)	2 years (primary) / 1 - 3 year range
Expected dividend yield	0%
Average VWAP discount	6.03%
Discount for lack of marketability (DLOM)	30.83%
Fair value per Preferred Share	$1.0413
Number of Preferred Shares issued	5,500,000
Total fair value of consideration transferred	$5,727,021

For purposes of the fair value model, the Fixed Price was determined as 120% of the Company’s closing stock price on the acquisition date ($1.68), or $2.016 per share, consistent with the conversion price formula set forth in the Share Purchase Agreement. The Amended and Restated Memorandum and Articles of Association separately specify a contractual Fixed Price of $3.012 for this issuance, which reflects the same 20% premium formula applied to an earlier reference price. Use of $2.016 in the model produces a conservative (lower) fair value estimate relative to use of the contractual Fixed Price of $3.012.

The fair value of the consideration transferred of $5,727,021 exceeds the aggregate stated value of the Series C Preferred Shares of $5,500,000 by $227,021. This premium primarily reflects the economic value of the variable conversion price mechanism, under which the holder may convert at the lower of the fixed price ceiling or the prevailing market price (subject to the floor), which was in-the-money relative to the current stock price at the valuation date, partially offset by the 30.83% Discount for Lack of Marketability applied to reflect the non-marketable and restricted nature of the Preferred Shares. The in-the-money characteristic of the conversion feature reflects primarily the value of the floor price mechanism ($0.336), under which the holder may receive Ordinary Shares at a significant discount to the market price in downside stock price scenarios. The fixed price ceiling limits the holder’s additional conversion benefit in upside scenarios where the stock price would otherwise exceed the fixed price.

The fair value of the Series C Preferred Shares is sensitive to changes in the assumed expected volatility, expected term, and Discount for Lack of Marketability. An increase in expected volatility or expected term would generally increase the estimated lattice value of the conversion feature prior to application of the DLOM. An increase in the DLOM would decrease the fair value after application of the discount.

Purchase Price Allocation

Fair Value
Cash	$6,853
Loans receivable	1,194,485
Loan set up costs, net of unamortized costs	36,863
Loan interest receivable	1,645
Total assets acquired	$1,239,846
Liabilities assumed	-
Net identifiable assets acquired	$1,239,846
Goodwill	4,487,175
Total consideration	$5,727,021

Cash

Cash of $6,853 represents cash and cash equivalents held by JAK Solar at the acquisition date, which approximates fair value.

Loans Receivable

The fair value of loans receivable was determined using a discounted cash flow methodology, under which the expected future cash flows of the 62 acquired loans — including scheduled principal and interest payments, estimated prepayments, and expected credit losses — were discounted to present value using a market rate of return of 6.11% reflecting the credit and prepayment risk characteristics of the portfolio. The fair value measurement is classified as Level 3 within the ASC 820 fair value hierarchy.

The gross contractual amounts receivable under the 62 active and performing acquired loans are $2,099,879, representing aggregate outstanding principal and interest through maturity. The Company’s best estimate of contractual cash flows not expected to be collected as of the acquisition date is approximately $905,394. Since January 1, 2024, JAK Solar had written off three loans with aggregate outstanding principal and accrued interest of $82,576.

Loan Set Up Costs

Loan set up costs of $36,863 represent deferred direct costs incurred by JAK Solar in connection with the origination of the acquired loan portfolio. These costs are carried at their acquisition-date fair value and are amortized as an adjustment to interest income over the remaining lives of the respective loans using the effective interest method in accordance with ASC 310-20.

Loan Interest Receivable

Loan interest receivable of $1,645 represents accrued and unpaid interest on the acquired loan portfolio as of the acquisition date, December 31, 2025, which approximates fair value given its short-term nature.

Liabilities Assumed

No liabilities were assumed in the acquisition. As of the acquisition date, JAK Solar had no outstanding debt, accounts payable, accrued liabilities, or other obligations.

Goodwill

Goodwill of $4,487,175 represents the going concern value of JAK Solar as a fully operational residential solar loan entity. The goodwill is attributable to the assembled operational infrastructure of JAK Solar, including an established legal entity structure, existing banking and custodial relationships, a negotiated third-party loan servicer agreement with Vervent, an established asset servicer relationship providing ongoing solar equipment support to borrowers, and an operational loan monitoring, financial reporting, and recordkeeping framework. While these elements collectively provide the Company with meaningful cost and time savings relative to establishing a comparable operational platform from inception, none of these elements individually meets the contractual-legal criterion or the separability criterion for recognition as an identifiable intangible asset separate from goodwill under ASC 805. Specifically, the third-party loan servicer agreement with Vervent and asset servicer agreement are priced at prevailing market rates with no material discount to current market terms, and therefore carry no above-market or favorable contract value requiring separate recognition. The loan monitoring and recordkeeping infrastructure utilizes commercially available, off-the-shelf software and standard industry processes that could be readily replicated or purchased by any market participant and therefore does not qualify for separate recognition. Accordingly, the collective going concern value of these operational elements has been recognized as goodwill. None of the goodwill recognized is expected to be deductible for income tax purposes.

Subsequent Accounting for Acquired Loans

The acquired loan portfolio consists of 62 active and performing U.S.-based residential solar power system loans. Subsequent to the acquisition date, the Company accounts for the acquired loans in accordance with ASC 310, Receivables, and ASC 326, Financial Instruments — Credit Losses (“ASC 326”).

Purchased Credit Deteriorated Assessment

At the acquisition date, the Company evaluated each of the 62 acquired loans to determine whether any should be classified as purchased credit deteriorated (“PCD”) assets under ASC 326-20. A financial asset is considered PCD if it has experienced a more-than-insignificant deterioration in credit quality since its origination. In making this assessment, the Company considered the following indicators for each loan: delinquency status as of the acquisition date, payment history since origination, borrower credit profile, and the historical loss experience of the JAK Solar portfolio.

Based on this evaluation, the Company determined that none of the 62 acquired loans meet the definition of a PCD asset as of the acquisition date. All 62 loans are current and performing as of December 31, 2025, with no loans past due or on nonaccrual status. While JAK Solar wrote off three loans with aggregate outstanding principal and accrued interest of $82,576 subsequent to January 1, 2024, those loans are not part of the acquired portfolio. The remaining 62 loans have not experienced more-than-insignificant credit deterioration since origination and are therefore classified as non-PCD acquired loans.

Allowance for Credit Losses

Because the acquired loans are classified as non-PCD, no allowance for credit losses was recognized at the acquisition date. The acquisition-date fair value of the loans of $1,194,485 reflects a discount to the gross contractual amounts receivable of $2,099,879, which incorporates, among other factors, expected credit losses over the life of the portfolio. This credit loss component embedded in the acquisition-date fair value accretes into interest income over the remaining lives of the loans as a component of the effective interest rate.

Subsequent to the acquisition date, the Company establishes and maintains an allowance for credit losses on the acquired loan portfolio in accordance with ASC 326-20, using the current expected credit loss (“CECL”) methodology. Under the CECL methodology, the Company estimates expected credit losses over the contractual life of each loan, considering historical loss experience, current conditions, and reasonable and supportable forecasts of future economic conditions. The allowance is reassessed at each reporting date, with any changes recognized through the provision for credit losses in the consolidated statement of operations.

Interest Income Recognition

Interest income on the acquired non-PCD loans is recognized using the effective interest method in accordance with ASC 310-20. The difference between the acquisition-date fair value of the loans and their gross contractual amounts — reflecting both the credit loss component and the time value of money — is accreted into interest income over the remaining contractual lives of the respective loans.

A loan is placed on nonaccrual status when management determines that the collection of interest or principal is no longer probable, generally when a loan becomes 120 or more days past due or when other indicators of credit deterioration are identified. Interest accrued but not collected at the time a loan is placed on nonaccrual status is reversed against interest income. Cash received on nonaccrual loans is applied first to principal and then to interest. A loan is returned to accrual status when it becomes current and management believes the borrower has demonstrated the ability and willingness to make scheduled payments on a timely basis going forward.

Loan Write-Offs

The Company charges off a loan against the allowance for credit losses when management determines that the loan balance is uncollectible, generally after all commercially reasonable means of recovery have been exhausted. In assessing whether a loan balance is uncollectible, the Company considers the value of any underlying collateral, including UCC liens on the solar energy systems securing the loan. Recoveries of amounts previously charged off are credited to the allowance for credit losses when received.

Revenue and Earnings Since Acquisition

Because the acquisition was completed on December 31, 2025, no revenue or net income (loss) of JAK Solar is included in the Company’s consolidated statements of operations for the year ended December 31, 2025. For the years ended December 31, 2025 and 2024, JAK Solar had interest income of $83,387 and $101,660, and net loss and net income of $(68,231) and $140,016, respectively. The audited standalone financial statements of JAK Solar as of and for the years ended December 31, 2025 and 2024 are included in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on March 19, 2026.

Acquisition Related Costs

The Company incurred acquisition-related costs of $106,621 in connection with the acquisition of JAK Solar, consisting primarily of legal, audit and accounting fees. These costs were expensed as incurred and are included in general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2025.

Supplemental Pro Forma Information

	Years Ended December 31,
	2025	2024
Revenue	$13,145,921	$13,835,787
Net loss	(7,863,387)	(5,567,831)
Net loss per share, basic and diluted	$(13.88)	$(6.10)

ASC 805-10-50-2(h)(2) requires disclosure of supplemental pro forma revenue and net income (loss) of the combined entity as though the acquisition of JAK Solar had occurred as of January 1, 2024, the beginning of the earliest comparative period presented. The unaudited pro forma financial information is presented for informational purposes only and does not purport to represent what the combined entity’s financial position or results of operations would have been had the acquisition occurred on January 1, 2024, nor is it indicative of future results.

The unaudited pro forma financial information is presented in accordance with ASC 805-10-50-2(h)(2) and is consistent with the pro forma financial information included in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on March 19, 2026, which was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma financial information reflects the reclassification of acquisition-related costs of $106,621 from the year ended December 31, 2025 to the year ended December 31, 2024, as required under ASC 805 pro forma presentation guidance, as if the acquisition had occurred on January 1, 2024.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at:

	December 31, 2025	December 31, 2024
Prepaid services with Fetch Compute	$1,241,690	$-
VAT receivable	747,890	542,840
Prepaid insurance	43,220	151,096
Security deposits	32,541	17,553
Prepaid software	19,194	12,685
Advanced payments to providers	8,418	67,973
Prepaid expenses and other current assets	$2,092,953	$792,147

In November 2025, the Company entered into a multi-year Pre-Paid Services Agreement with Fetch Compute, Inc., under which Fr8Tech has access to Fetch.ai’s ASI LLM Platform and Fetch Developer Tools to support the development of the Company’s own products and services. The Pre-Paid Services Agreement was filed as an exhibit to the Company’s Current Report on Form 6-K furnished to the SEC on November 20, 2025.

NOTE 6 – CAPITALIZED SOFTWARE

Capitalized software consists of the following at:

	December 31, 2025	December 31, 2024
Capitalized software	$4,205,554	$3,729,011
Accumulated amortization	(3,704,904)	(3,154,902)
Capitalized software, net	$500,650	$574,109

Amortization expense for the years ended December 31, 2025, 2024 and 2023 was $440,560, $416,334 and $385,488, respectively.

Estimated amortization for capitalized software for future periods is as follows:

Year Ended December 31,
2026	$276,092
2027	168,552
2028	56,006
Total	$500,650

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2025	December 31, 2024
Equipment	$110,073	$98,598
Furniture and fixtures	9,517	9,517
Total cost	119,590	108,115
Accumulated depreciation	(107,284)	(94,877)
Property and equipment, net	$12,306	$13,238

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $7,996, $13,266 and $19,110, respectively.

NOTE 8 – CRYPTOCURRENCIES

As of Dec 31, 2025, the Company held the following cryptocurrencies:

Cryptocurrency	Units	$ / Unit	Fair Market Value ($ USD)
FET	-	$-	$-
Official Trump	2,680.01	4.73	12,668
Ethereum	0.0399	2,973.67	119
Solana	3.5072	124.05	435
Total			$13,222

On March 31, 2025, the Company entered into a Securities Purchase Agreement with Fetch Compute, Inc. (“Fetch”) wherein the Company sold and the Purchaser purchased 2,311,248 Series A4 preferred shares of the Company, par value $0.0001 per share for a total purchase price of approximately $5,200,000 payable in 11,300,000 FET Tokens. As part of the agreement with Fetch Compute, the Company agreed to purchase additional FET tokens worth 20% of the net proceeds from subsequent equity financing events. On November 19, 2025, the Company entered into a transfer and cancellation agreement (the “Cancellation Agreement”) with Fetch to terminate the prior Securities Purchase Agreement. Pursuant to the Cancellation Agreement, Fetch will convert 22,104 Series A4 preferred shares of the Company into 22,651 shares of Common Stock of the Company and Fetch will transfer the remaining 2,289,144 Series A preferred shares and all of Fetch’s right, title, and interest in and to all of the Remaining Securities, to the Company. In exchange, the Company will return the 11,300,000 FET tokens and make a payment of $880,000 to Fetch.

On May 27, 2025, the Company effectively received $1,508,167 in proceeds from the exchange of previously issued convertible notes into Series A4 preferred shares to Trump Ventures I, LLC.

The Company purchased 414,721 FET tokens for approximately $300,000 on June 9, 2025 and sold all 414,721 FET tokens for approximately $232,411 on September 30, 2025.

FET tokens are the utility token and the key medium of exchange on the Fetch.ai network. These tokens meet the definition of a crypto asset under ASC 350-60 and are accounted for as intangible assets measured at fair value, with changes in fair value recognized in net income each reporting period. For the year ended December 31, 2025, the realized loss in the fair value of the FET tokens was $1,535,199. The FET tokens are classified as Level 1 fair value measurements under ASC 820, as fair value is determined based on quoted prices on active markets.

On April 29, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors wherein the Company agreed to sell and the buyers agreed to purchase senior $1 million of convertible notes and warrants to purchase additional notes of up to $19 million for a total purchase price up to $20,000,000. The Company will use the net proceeds from the Offering to purchase TRUMP coins. On May 12, 2025, the buyers exercised $1 million of warrants to purchase additional convertible notes. On May 27, 2025, the buyers exercised their right to convert $1.5 million of the convertible notes into Series A4 preferred shares. As of December 31, 2025, $500,000 of the convertible notes remained outstanding.

Pursuant to this agreement the Company purchased 170,172 Official Trump coins for $2,000,000. Since the conversion of the convertible notes, the Company has sold 167,492 Official Trump coins, and held 2,680 as of December 31, 2025.

Cryptocurrencies are subject to significant risks, including market volatility, liquidity constraints, and regulatory uncertainty. Net realized losses across all cryptocurrency transactions for the year ended December 31, 2025 was $(1,650,339). Total unrealized loss across all cryptocurrency positions for the year ended December 31, 2025, was a $(16,666). The Company does not currently hedge its exposure to crypto asset price fluctuations and may be subject to gains or losses in future reporting periods.

NOTE 9 – ACCRUED EXPENSES

Accrued expenses consist of the following at:

	December 31, 2025	December 31, 2024
Accrued freight costs	$984,079	$890,408
Accrued payroll	374,575	362,628
Accrued interest on convertible note	51,223	-
Accrued professional services	36,665	24,000
Other accrued liabilities	3,526	3,527
Total accrued expenses	$1,450,068	$1,280,563

NOTE 10 – SHARE-BASED COMPENSATION

The Company has an Equity Incentive Plan (the “Plan”) under which the Company may grant restricted stock awards and stock options for up to 7,500 ordinary shares. Both incentive stock options and non-qualified stock options expire ten years from the date of the grant or 90 days after the termination of employment of the grantee.

Stock Options

The fair value of options and share awards granted under the stock option plan during the year ended December 31, 2023 was estimated at the date of grant using the Black-Scholes option pricing model and the following assumptions for grants:

2023
Risk-free interest rates	3.58% - 4.39%
Expected life of options	5 years
Expected volatility	83.12% - 92.32%
Expected dividend yield	0.00%

The following table summarizes stock option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at January 1, 2024	151	$49,656.80	8.70
Forfeited/Expired	(11)	67,692.00
Balance at December 31, 2024	140	49,656.78	7.72
Forfeited/Expired	(2)	52,500.70
Balance at December 31, 2025	138	48,351.27	6.73
Exercisable at December 31, 2025	107	$53,736.00	6.63

The following table summarizes the Company’s non-vested stock options:

	Non-vested Options Outstanding	Weighted-Average Grant Date Fair Value
At January 1, 2024	116	$22,667.20
Options forfeited/cancelled	(6)	19,074.80
Options vested	(47)	20,294.20
At December 31, 2024	63	22,547.61
Options vested	(31)	26,261.79
At December 31, 2025	32	$18,739.24

For the years ended December 31, 2025, 2024 and 2023, the Company recognized $883,326, $977,096 and $1,092,820 of stock compensation expense relating to stock options, respectively. As of December 31, 2025, there was $592,968 of unrecognized stock compensation expense related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of approximately four years.

Restricted Stock Awards

From time-to-time the Company issues time-based restricted stock awards (“RSAs”) under the Plan. The fair value of the non-vested shares is measured at the market price of a share on the date of grant and will be recognized as share-based compensation expense over the requisite service period. Grants vest over a period ranging from one to four years based on continued employment or service. The ordinary shares underlying the RSAs are not considered issued and outstanding until vested.

The following table summarizes the restricted stock awards activity:

	Restricted Stock Awards	Weighted-Average Grant Date Fair Value Per Share
Outstanding at January 1, 2024	0.25	$69,670.80
Forfeited	(0.19)	23,230.20
Vested	(0.06)	69,370.80
Outstanding at December 31, 2024	$-	$-

For the years ended December 31, 2025, 2024 and 2023, the Company recognized $0, $3,927 and $60,967 of stock compensation expense relating to RSAs, respectively. As of December 31, 2025, there was $0 of unrecognized share-based compensation expense related to non-vested RSAs.

NOTE 11 – SHORT-TERM BORROWINGS AND NOTES PAYABLE

Short-Term Borrowings

On March 7, 2019, the Company entered into a short-term promissory note (“2019 Note”) with a lender (the “2019 Note Lender”) which provided the Company a revolving line of credit of $1,000,000. On July 12, 2022, the note was amended to increase the maximum principal amount that could be advanced withdrawn under the line of credit to $5,000,000. On May 24, 2024, the loan documents were amended to temporarily increase the maximum principal amount that could be advanced withdrawn under the line of credit to $5,250,000 until June 30, 2024. On July 11, 2025, the loan documents were amended to define the $4,000,000 of borrowing capacity in excess of the original $1,000,000 line of credit (for a total of $5,000,000) as overline, which is incurs interest at the default rate and required a one-time fee of $37,000 paid by the Company to the lender.

The borrowing base of the revolving line of credit is limited to stated percentages for different categories of eligible accounts receivable. Under the revolving line of credit, if the aggregate principal amount of the outstanding advances exceeds the applicable borrowing base, the Company must repay the lender an amount equal to the difference between the outstanding principal balance of the revolving line of credit and the borrowing base. The note requires monthly payments of interest. Interest accrues on the outstanding principal at a rate equal to the greater of a floor rate of 5.25% per annum and the Prime Rate as set out in the Wall Street Journal (WSJ) plus 1%; a collateral management fee of 0.6% per month; and, 0.25% per annum on the unused portion of the line. The WSJ Prime Rate was 6.75% as of December 31, 2025. Interest on the overline is calculated at the default rate, which adds 3% to the rate applied to the outstanding principal.

The outstanding principal amount on short-term borrowings is $2,880,018 and $3,343,710 as of December 31, 2025 and 2024, respectively. The Company incurred interest expense related to the short-term borrowings in the amount of $639,024, $602,638 and $350,890 for the years ended December 31, 2025, 2024 and 2023, respectively.

Term Note

On March 11, 2024, the Company entered into a Term Note Purchase Agreement with Freight Opportunities LLC to secure a term loan of $750,000. This loan is for a duration of one year and accrues interest at a rate of 8% per annum, which is reset daily.

On June 4, 2024, the Company executed another Term Note Purchase Agreement with Freight Opportunities LLC, resulting in an additional term loan of $125,000. This loan also has a one-year term and accrues interest at the same rate of 8% per annum, which is reset daily.

The Company has the option to prepay the term loans, in whole or in part, without incurring any penalties.

On September 3, 2024, the Company entered into a Cancellation Agreement with Freight Opportunities, LLC to cancel the principal and interest outstanding under the Term Note Purchase Agreement of $905,861. This was reported as a gain from extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2024.

NOTE 12 – CONVERTIBLE DEBT

2023 Convertible Note

On January 3, 2023, the Company and Freight Opportunities LLC (the “Noteholder”) entered into a Securities Purchase Agreement pursuant to which the Company issued to the Noteholder a convertible promissory note in the principal amount of up to $6,593,407 (the “2023 Convertible Note”). The 2023 Convertible Note carries an original issue discount of nine percent (9%), or in the aggregate, up to $593,407 (the “OID”). The 2023 Convertible Note has a maturity date of January 3, 2029.

On September 3, 2024, the Company entered into a Cancellation Agreement with Freight Opportunities, LLC to cancel the fair value of $219,840 and interest outstanding of $482,103 under the 2023 Convertible Note. This was accounted for as a gain on extinguishment of debt on the consolidated statement of operations for the year ended December 31, 2024.

Prior to the extinguishment of the debt, the Company elected to apply the fair value option to the outstanding 2023 Convertible Note and the change in fair value was recognized in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2024 and 2023, the Company recognized a change in fair value of the convertible notes of $22,602 and $345,396, respectively, in the accompanying statements of operations and comprehensive loss.

The Company recorded interest expense on the 2023 Convertible Note in the amounts of $32,956 and $449,147 for the years ended December 31, 2024 and 2023.

April 2025 Convertible Notes

On April 29, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors wherein the Company agreed to sell and the buyers agreed to purchase senior $1,000,000 of convertible notes (the “April 2025 Convertible Notes”) and warrants to purchase additional notes of up to $19,000,000 for a total purchase price up to $20,000,000. The Company will use the net proceeds from the Offering to purchase TRUMP coins. On May 12, 2025, the buyers exercised $1,000,000 of warrants to purchase additional April 2025 Convertible Notes. On May 27, 2025, the buyers exercised their right to convert $1.5 million of the April 2025 Convertible Notes into Series A4 preferred shares. As of December 31, 2025, $500,000 of the April 2025 Convertible Notes remained outstanding. For the year ended December 31, 2025, the Company recorded interest expense of $39,833 related to the April 2025 Convertible Notes outstanding.

November 2025 Convertible Notes

On November 19, 2025, the Company entered into a Securities Purchase Agreement with certain accredited investors (each, a “Buyer” and collectively, the “Buyers”), pursuant to which the Company agreed to sell to the Buyers senior convertible promissory notes in the aggregate original principal amount of $1,000,000 (the “November 2025 Convertible Notes”) for an aggregate stated purchase price of $900,000, representing a $100,000 original issue discount. At closing, $20,000 of the stated purchase price was paid directly to the counterparty’s legal counsel, resulting in net cash proceeds to the Company of $880,000.

On November 20, 2025, the Company issued and sold to the Buyers the November 2025 Convertible Notes pursuant to the Securities Purchase Agreement. The Company received aggregate cash proceeds of $880,000. The $120,000 difference between the $1,000,000 aggregate principal amount and the cash received comprises a $100,000 original issue discount and $20,000 of debt issuance costs representing legal fees paid directly to the counterparty’s counsel at closing, both of which are treated as a discount on the host debt instrument.

The November 2025 Convertible Notes contain a variable-rate conversion feature with a floor conversion price of $0.70 per share. This feature is required to be bifurcated and accounted for separately as a derivative liability under ASC 815, Derivatives and Hedging. At issuance, the fair value of the bifurcated conversion feature was determined to be $880,000, equal to the aggregate cash proceeds received. This amount was recognized as a derivative liability, with a corresponding reduction in the carrying value of the host debt instrument. As a result, the host debt was recorded at a carrying value of zero at inception, with total unamortized debt discount of $1,000,000, comprising the $100,000 original issue discount, the $20,000 of debt issuance costs, and the $880,000 allocated to the bifurcated derivative. The debt discount is being amortized to interest expense over the two-year term of the notes.

As of December 31, 2025, the carrying value of the November 2025 Convertible Notes was $56,164, representing the $1,000,000 aggregate principal amount less $943,836 of unamortized debt discount. The bifurcated conversion feature is remeasured at fair value at each reporting date and reported as a component of derivative liability on the consolidated balance sheet; its fair value as of December 31, 2025 was $405,931 (see Note 13 — Fair Value Measurement). For the year ended December 31, 2025, the Company recorded total interest expense of $67,553 related to the November 2025 Convertible Notes, comprising $11,389 of coupon interest accrued on the outstanding principal at 10% per annum and $56,164 of debt discount amortization.

The November 2025 Convertible Notes are senior to all outstanding and future unsecured indebtedness of the Company and its subsidiaries, other than Permitted Indebtedness secured by Permitted Liens and are junior to April 2025 Convertible Notes issued pursuant to that certain note purchase agreement dated as of April 29, 2025 by and between the Company and the investor party thereto. The November 2025 Convertible Notes accrue interest at an annual rate equal to ten percent (10%) per annum on the basis of a 360-day year and twelve 30-day months and are payable in arrears on the first calendar day of each calendar month (the “Interest Date”) with the first Interest Date being January 15, 2026. Interest on any outstanding Principal at the applicable Interest Rate is payable on each Interest Date, to the holder of the November 2025 Convertible Notes on the applicable Interest Date, in Ordinary Shares (“Interest Shares”) so long as there has been no Equity Conditions Failure; provided however, that the Company may, at its option following notice to the holder of the November 2025 Convertible Notes, pay such interest in cash or in a combination of cash and Interest Shares. The November 2025 Convertible Notes mature on November 20, 2027, subject to extension in certain circumstances specified in the November 2025 Convertible Notes.

The holders of the November 2025 Convertible Notes may convert outstanding principal, accrued interest and certain other amounts into Ordinary Shares (“Conversion Shares”). The November 2025 Convertible Notes are convertible at an initial conversion price of $4.50, which conversion price is subject to customary adjustments for share splits, dividends, combinations or other such similar corporate events, subject to a floor price of $0.70. A Note holder will not have the right to convert any portion of a November 2025 Convertible Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a November 2025 Convertible Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The holders of the November 2025 Convertible Notes also have customary piggy back registration rights with respect to the resale of the Conversion Shares, subject to certain exceptions.

The November 2025 Convertible Notes include customary covenants and events of default, remedies including redemption rights following certain triggering events, rights upon subsequent placements, anti-dilution protections for variable price security issuances and mechanics for fundamental transactions.

NOTE 13 – FAIR VALUE MEASUREMENT

Assets and liabilities recognized or disclosed at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their respective fair values.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability. The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis for recognition or disclosure purposes during the years ended December 31, 2025, 2024 and 2023.

2023 Convertible Note

The following is a roll forward of balances for the 2023 Convertible Note for the year ended December 31, 2024:

Level 3
Issuance consideration	$7,675,000
Allocation of consideration to warrants	(1,214,594)
Conversions to Ordinary shares at fair value	(755,470)
Conversions to Preferred shares at fair value	(5,117,098)
Changes in fair value	(345,396)
Fair value at December 31, 2023	$242,442
Changes in fair value	(22,602)
Cancellation of convertible note	(219,840)
Fair value at December 31, 2024	$-

The convertible note fair value was measured using a binomial lattice model utilizing observable inputs (e.g. the Company’s stock price) and unobservable inputs (e.g. the expected volatility and instrument specific borrowing rate) that cause the valuation measurements to be classified as Level 3. The following assumptions were within the model:

Risk-free interest rate	3.84%-4.38%
Remaining contractual term (years)	5-4.5
Expected volatility	65%-63%
Annual dividend yield	0.00%
Fair value of common stock (per share)	$85-$8.5
Borrowing rate	14.5%

Pre-Funded Warrant Issued to Fetch Compute

The pre-funded warrant issued to Fetch (as part of the pre-paid services agreement entered into on November 19, 2025) for the option to purchase 182,349 Ordinary Shares, was measured using a Black-Scholes option-pricing model. The following assumptions were within the model:

Stock price on November 19, 2025 (pre 1-to-5 reverse split effective December 15, 2025)	$0.90
Exercise price	$0.01
Implied annual volatility of FRGT ordinary shares	147%
Risk free interest rate of return	4.25%
Time to maturity	3 Years
Conversion ratio	1-to-1
Dividend yield	0.0%

November 2025 Convertible Notes — Bifurcated Conversion Feature

The variable-rate conversion feature embedded in the November 2025 Convertible Notes was bifurcated from the host debt instrument at issuance and classified as a derivative liability in accordance with ASC 815-15, Derivatives and Hedging — Embedded Derivatives. The fair value of the bifurcated conversion feature was measured at issuance on November 20, 2025 and remeasured at December 31, 2025. The fair value measurement is classified as Level 3 within the ASC 820 fair value hierarchy, as the significant inputs are unobservable and reflect management’s assumptions about what market participants would use in pricing the instrument.

The fair value was determined using a 500-step Cox-Ross-Rubinstein (“CRR”) binomial lattice model, with American-style exercise, as described in Cox, Ross, and Rubinstein, Journal of Financial Economics, 7(3), 229–263 (1979). The model computes derivative value through backward induction across 500 discrete time steps, applying risk-neutral pricing at each node. At each node, the value is the greater of the intrinsic conversion value and the discounted expected value of holding the instrument. The effective conversion price at each node is determined as the minimum of the fixed conversion price and the greater of the floor price and the market-based conversion price (95% of the prevailing stock price), consistent with the variable-rate conversion mechanics of the instrument. All conversion terms are presented on a reverse-split-adjusted basis to reflect the December 2025 Reverse Split.

The fair value at inception exceeded the net cash proceeds of $880,000 available for allocation to the derivative. Accordingly, the derivative was recorded at its full inception fair value of $918,069, with the $880,000 attributable to the derivative recorded as a debt discount on the host instrument and the excess of $38,069 recognized as a day-one loss on derivative issuance, recorded in other expense in the consolidated statement of operations for the year ended December 31, 2025.

The following table presents the rollforward of the Level 3 derivative liability for the year ended December 31, 2025:

Level 3
Fair value at inception – November 20, 2025	$918,069
Change in fair value	(512,138)
Fair value at December 31, 2025	$405,931

The change in fair value of $(512,138) represents a gain recognized in the consolidated statement of operations for the year ended December 31, 2025 within change in the fair value of derivative liability, reflecting the significant decline in the Company’s stock price from $4.25 (split-adjusted) at issuance to $1.68 at December 31, 2025.

The following significant assumptions were used in the binomial lattice model at the two measurement dates:

	November 20, 2025	December 31, 2025
Stock price (split-adjusted / actual post-split)	$4.25	$1.68
Fixed conversion price (RS-adjusted)	$4.50	$4.50
Floor conversion price (RS-adjusted)	$0.70	$0.70
Market price discount	95%	95%
Conversion premium	120%	120%
Expected volatility	120%	120%
Risk-free interest rate	4.50%	4.50%
Expected term (years)	2	1.89
Expected dividend yield	0%	0%
Binomial lattice steps	500	500

Expected volatility of 120% was selected based on an analysis of FRGT’s own realized volatility over multiple measurement windows as of the issuance date, including a 30-day realized volatility of approximately 142%, a 90-day realized volatility of approximately 102%, and a full-history realized volatility of approximately 155%. The selected rate of 120% is directionally conservative relative to the shorter-term and full-history measures, is consistent with the peer company range of approximately 70% to 180%, and is consistent with the volatility assumption applied in the Company’s independent third-party valuation of the Series C Preferred Shares issued in connection with the JAK Solar acquisition, also measured at December 31, 2025. The risk-free rate of 4.5% represents the yield on the two-year U.S. Treasury note as of November 20, 2025, consistent with the two-year contractual term of the instrument. The same assumptions were used at the December 31, 2025 remeasurement date, with the exception of the stock price, which reflects the actual post-split closing price, and the expected term, which reflects the remaining contractual life of 1.89 years.

Series C Preferred Shares

The Series C Preferred Shares issued to DIP SPV I, L.P. as consideration for the acquisition of JAK Solar Loans 1 Limited were measured at fair value as of the acquisition date, December 31, 2025 using a lattice-based option pricing model prepared by an independent third-party valuation specialist. The fair value measurement is classified as Level 3 within the ASC 820 fair value hierarchy, as the significant inputs are unobservable and reflect the Company’s own assumptions about what market participants would use in pricing the instrument. The lattice model incorporated a Discount for Lack of Marketability (“DLOM”) calculated as the average of two methods: (i) a Protective Put model, which estimates the cost of a hypothetical at-the-money put option over the expected holding period; and (ii) a Finnerty Average-Strike Put model, which estimates the discount based on the volatility of the underlying shares and the expected holding period. Because no single expected term was determinable for the Series C Preferred Shares — which carry no stated maturity or mandatory conversion date — the model was evaluated across three expected conversion term horizons of one, two, and three years, with a primary weighting on a two-year expected term.

The following significant assumptions were used in the lattice model as of the acquisition date, December 31, 2025:

FRGT stock price (closing price, December 31, 2025)	$1.68
Stated value per Series C Preferred Share	$1.00
Fixed price / Initial conversion price	$2.0160
Floor price for conversion	$0.3360
Expected volatility (1-year / 2-year / 3-year)	148.9% / 127.3% / 135.9%
Risk-free interest rate (1-year / 2-year / 3-year)	3.42% / 3.41% / 3.49%
Expected term (primary)	2 years
Expected dividend yield	0%
Average VWAP discount	6.03%
Discount for Lack of Marketability (DLOM)	30.83%
Fair value per Series C Preferred Share	$1.0413
Number of Series C Preferred Shares issued	5,500,000
Total fair value of Series C Preferred Shares	$5,727,021

The resulting fair value of $5,727,021 exceeds the aggregate stated value of the Series C Preferred Shares of $5,500,000 by $227,021. This premium over stated value reflects the value of the embedded conversion feature and other economic rights of the instrument, partially offset by the illiquidity discount captured in the DLOM. The fair value of the Series C Preferred Shares is sensitive to changes in the assumed expected volatility, expected term, and DLOM. An increase in expected volatility or expected term would generally increase the estimated fair value, while an increase in the DLOM would generally decrease the estimated fair value, and vice versa in each case.

NOTE 14 – INCOME TAXES

The components of the provision (benefit) for income taxes for the years ended December 31, 2025, 2024 and 2023 are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Current:
Federal	-	-	-
State	4,177	3,305	16,625
Foreign	48,200	64,181	88,323
Total Current	52,377	67,486	104,948

Deferred:
Federal	-	-	-
State	-	-	-
Total Deferred	-	-	-

Income tax expense	52,377	67,486	104,948

The Company’s provision for income taxes for the years ended December 31, 2025, 2024 and 2023 is based on the annual effective tax rate, plus discrete items. The following table presents the provision for income taxes and the effective tax rates for and years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Loss before income tax provision	$(7,849,400)	$(5,533,741)	$(9,222,658)
Income tax provision	52,377	67,486	104,948
Effective tax rate	-0.65%	-1.22%	-1.14%

For the years ended December 31, 2025, 2024 and 2023 the difference between the Company’s effective tax rate and the federal statutory tax rate of 21% relates to permanent differences, state and local income taxes, a net increase in the valuation allowances, and other discrete items.

The following is a reconciliation of the income tax at the federal statutory rate to the Company’s provision (benefit) for income taxes for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025		December 31, 2024		December 31, 2023
Income tax expense at federal statutory rate	$(1,705,257)	21.0%	$(1,130,444)	20.43%	(1,936,758)	21.0%
State and local income taxes net of federal tax benefit	(28,024)	0.35%	(37,147)	0.67%	(24,108)	0.2%
Return to provision adjustments	(123,543)	1.52%	(520,517)	9.41%	(205,230)	2.2%
Change in valuation allowance	1,113,438	-13.71%	1,640,303	-29.64%	1,952,580	-21.2%
Permanent differences	219,431	-2.70%	(436,505)	7.89%	(227,266)	2.64%
Earnings of foreign subsidiary	493,487	-6.08%	511,792	-9.25%	457,407	-4.9%
Foreign taxes	48,200	-0.59%	64,181	-1.16%	88,323	-0.9%
Other – net	34,645	-0.43%	(24,177)	0.44%	-	-
Income tax expense (benefit)	$52,377	-0.65%	$67,486	-1.22%	$104,948	-1.14%

At December 31, 2025, 2024 and 2023, the Company had federal net operating losses (“NOLs”) in the amount of $45,611,010, $40,616,589 and $33,069,147 respectively, which are offset by a valuation allowance. These NOLs expire from 2035 to 2042 or have indefinite lives as follows. Under the Tax Cuts & Jobs Act of 2017 (“TCJA”) and the Coronavirus Aid, Relief, and Economic Security Act of 2020 (“CARES Act”), net operating loss deductions are limited to 80% of taxable income for tax years after December 31, 2020.

12/31/2035	$35,945
12/31/2036	836,622
12/31/2037	1,922,017
Indefinite	42,816,426
Total Federal Net Operating Loss Carryforward	$45,611,010

The tax effects of temporary differences and related deferred tax assets and liabilities are as follows:

	December 31, 2025	December 31, 2024
Accrued expenses	$-	$-
Fixed and intangible assets	266,963	194,581
Allowance for doubtful accounts	0	38,013
Stock Options	111,424	111,125
Warrant amortization	208,576	208,015
Net operating loss – Federal	9,793,015	8,529,484
Net operating loss – States	295,685	266,028
Deferred tax asset, gross	10,460,663	9,347,246
Less: Valuation allowance	(10,460,663)	(9,347,246)
Net deferred tax asset	$-	$-

The Company has a valuation allowance of $10,460,663 and $9,347,246 as of December 31, 2025 and 2024, respectively. The valuation allowance increased by $1,113,417. In making this determination, the Company is required to give significant weight to evidence that can be objectively verified. It is generally difficult to conclude that a valuation allowance is not needed when there is significant negative evidence, such as cumulative losses in recent years. Forecasts of future taxable income are considered to be less objective than past results.

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

The Company is subject to taxation in the United States and Mexico. Earnings from non-U.S. activities are subject to local country income tax. None of the Company’s federal, state, or local income tax returns are currently under examination by the United States or respective authorities. The Company’s 2022 to 2024 tax years remain subject to potential examination by the United States and various state and local jurisdictions.

NOTE 15 – LEASES

In November 2022, Fr8App entered into a lease agreement for 31 workstations in Monterrey, Mexico for a 12 month-term, and amended the lease for additional adjacent office space in August 2023. In November 2023 and 2024 the Company renewed the lease agreement for additional 12-month terms, respectively. In October 2025, the Company entered into a new one-year lease agreement for a different office space in Monterrey, Mexico with 14 workstations, 2 private offices, 2 meeting rooms and a break area. The agreement expires on November 1, 2026, and has the option to renew for one-year terms.

The Company entered into a lease agreement for office space in Mexico City to accommodate three to five employees on February 1, 2024. That lease was renewed on February 1, 2025. In October 2020, the Company entered into a work-suites arrangement for a workspace in an office located in The Woodlands, Texas, on a month-to-month basis, which continues in effect.

Total rent expense for the years ended December 31, 2025, 2024 and 2023 was approximately $132,581, $141,315 and $101,000, respectively.

NOTE 16 – SEGMENT INFORMATION

Geographic long-lived asset information presented below is based on the physical location of the assets, and in the case of our cryptocurrencies, the location of the legal entity in which they are held, at the end of the year. Long-lived assets including intangible assets, which includes cryptocurrencies, capitalized software, property and equipment and security deposits, by geographic region, are as follows at:

	December 31, 2025	December 31, 2024
United States	$94,297	$94,761
Mexico	444,432	505,950
Total long-lived assets	$538,729	$600,711

The following table summarizes the Company’s total revenue by geographic area based on the billing address of the customers:

	Year Ended December 31,
	2025	2024	2023
United States	$4,425,401	$4,866,589	$9,870,950
Mexico	8,637,133	8,862,333	7,189,803
Total revenue	$13,062,534	$13,728,922	$17,060,753

NOTE 17 – WARRANTS

The warrants issued by the Company are classified as a component of permanent stockholders’ equity within additional paid-in-capital because they are freestanding financial instruments that are legally detachable and separately exercisable from the equity instruments, are immediately exercisable, do not embody an obligation for the Company to repurchase its shares, permit the holders to receive a fixed number of common shares upon exercise, are indexed to the Company’s common stock and meet the equity classification criteria. In addition, such warrants do not provide any guarantee of value or return.

The fair value of the warrants upon issuance was estimated using the Black-Scholes option pricing model using the following weighted-average assumptions:

The table below summarizes the Company’s warrant activities:

	Number of Ordinary Shares Warrants (*)	Number of Series A, B, C, D Warrants (*)	Number of Series Seed Shares Warrants	Exercise Price Range Per Share	Weighted Average Exercise Price
Balance at December 31, 2023	1,456	27	4,165	$360 to $433,567	$1,029.40
Exercised	(86,604)	-	-	$90 to $7,500	$393.80
Adjustment due to triggering events	922,171	-	-	$90.00	$90.00
Balance at December 31, 2024	837,023	27	4,165	$90 to $433,567	$93.80
(Exercised)	(1,592,742)	-	-	$1.50 to $90	$19.69
Issued	182,349	-	-	$0.05	$0.05
Adjustments due to triggering events	27,995,716	-	-	$10.87	$10.87
Balance at December 31, 2025	27,422,346	27	4,165	$0.05 to $2,000	$10.81

(*)	Ordinary and preferred shares warrants are adjusted for the Reverse Splits.

The Series A, B, C, and D Warrants conversion prices are 0.779, 0.816, 0.888, 0.826, respectively.

The Ordinary shares warrants carry a cashless exercise feature in which if the resale by the holder of the warrant shares issuable upon exercise of the warrants is not available to be issued to the warrant holder without legend or other restrictions, the warrant holder can elect to receive upon such exercise the higher of (i) 0.85 Ordinary shares per warrant share in such exercise and (ii) the “Net Number” of Ordinary shares (as defined in the warrant agreement). The exercise price and number of Ordinary Warrant Shares issuable upon exercise are subject to adjustment from time to time, for share dividends and splits, upon issuance of Ordinary shares, options, convertible securities and changes in option price or rate of conversion.

During the year ended December 31, 2025 1,070,742 and 522,000 Ordinary Share Warrants were exercised for 910,131 and 522,000 Ordinary Shares based on a conversion ratio of 0.85 and 1, respectively.

During the year ended December 31, 2024, 86,604 Ordinary Share Warrants were exercised for 73,613 Ordinary Shares based on a conversion ratio of 0.85. The ordinary shares and warrants in these conversions have been adjusted for the Reverse Splits.

Service Agreement

On November 19, 2025, the Company entered into a three-year, pre-paid services agreement (the “Service Agreement”) with Fetch, under which Fetch will provide ASI1 Platform and Fetch Developer Tools, which the Company can use to develop its own products and services, and a credit of up to $1,500,000 in defrayal of the network, usage (or gas), or access fees the Company would have incurred by the usage of the Fetch platform. In exchange, the Company provided a non-refundable equity award of 117,651 Ordinary Shares and a pre-funded warrant to purchase 182,349 Ordinary Shares.

NOTE 18 - DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan covering eligible employees with at least two months of service. The Company fully matches employee contributions up to 3% of total compensation, plus 50% of contributions that exceed that amount up to 5% of total compensation. Total expenses for the years ended December 31, 2025, 2024 and 2023, was $17,438, $10,589 and $31,187, respectively.

NOTE 19 – STOCKHOLDERS’ EQUITY

On the date of the Merger, the Company adopted Hudson’s Memorandum and Articles of Association (“MAA”). On March 23, 2023, the MAA was amended by the Company, and further amended on June 30, 2023, February 2, 2024, June 12, 2024, January 24, 2025, January 31, 2025, June 27, 2025 and December 18 and 30, 2025.

The Company is authorized under the MAA as amended, to issue an unlimited number of shares divided as follows:

	Number of Shares	Par Value Per Share
Ordinary Shares	Unlimited	$	No par value
Series Seed Preferred Shares	25,000		$0.0001
Series A1A Preferred Shares	10,000,000		$0.0001
Series A2 Preferred Shares	3,000,000		$0.0001
Series A4 Preferred Shares	Unlimited		$0.0001
Series B Preferred Shares	21,000,000		$0.0001
Series C Preferred Shares	12,000,000		$0.0001
Blank Check Preferred Shares	Unlimited		No par value

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

Issuances of Shares During the Year Ended December 31, 2025

Issuance of Series A4 Preferred Shares

On February 3, 2025, the Company completed a private placement with certain investors, wherein a total of 1,540,832 Series A4 preferred shares of the Company, par value $0.0001 per share (the “Preferred Shares”), with each investor receiving 770,416 Preferred Shares, for a total purchase price of approximately $3,000,000 (the “Offering”). The Offering raised net cash proceeds of approximately $2.9 million (after deducting the transfer agent and legal fees and expenses of the Offering). The Company used the net cash proceeds from the Offering for working capital and corporate purposes. Pursuant to the Amended and Restated Memorandum and Articles of Association filed with the Registrar of Corporate Affairs of the British Virgins Islands on January 31, 2025 (the “Amended and Restated M&A”), each Preferred Share is immediately convertible on the date of issuance, by dividing the respective Series A Reference Price (as defined in the Amended and Restated M&A) of such Preferred Share by the applicable conversion price (the “Preferred Shares Conversion Price”) at the option of the shareholder thereof, at any time and from time to time, and without the payment of additional consideration by the shareholder thereof, into such number of fully paid and non-assessable ordinary shares, with no par value per share, of the Company (the “Ordinary Shares”). Pursuant to the Amended and Restated M&A, the Preferred Shares Conversion Price shall be the greater of (i) the lowest daily VWAP (as defined in the Amended and Restated M&A) of the Ordinary Shares in the seven (7) consecutive Trading Day (as defined in the Amended and Restated M&A) period immediately preceding the date of the conversion of the applicable Preferred Share and (ii) the Series A4 Conversion Price Floor (as defined in the Amended and Restated M&A).

Securities Purchase Agreement and Cancellation Agreement

On March 31, 2025, the Company entered into a Securities Purchase Agreement, dated as of March 31 2025 with Fetch Compute, Inc. wherein the Company sold and the Purchaser purchased 2,311,248 Series A4 preferred shares of the Company, par value $0.0001 per share for a total purchase price of approximately $5,200,000 payable in 11,300,000 FET Tokens.

On November 19, 2025, the Company entered into a transfer and cancellation agreement (“the Cancellation Agreement”) with Fetch Compute Inc (“Fetch”) to terminate and cancel the parties March 31, 2025 SPA. Per the Cancellation Agreement, Fetch will convert 22,104 Series A4 Preferred Shares into 22,651 Ordinary Shares and will transfer all rights, titles and interests in the remaining 2,289,144 Series A4 Preferred Shares back to the Company. In exchange, the Company will return the 11,300,000 FET tokens and make a payment of $880,000 to Fetch, on the terms set forth in the Cancellation Agreement.

April 2025 Convertible Notes

On April 29, 2025 the Company entered into a Securities and Purchase Agreement for the issuance of the April 2025 Convertible Notes through a facility of up to $20,000,000 with an institutional investor. Capital from the financing is exclusively earmarked for purchasing Official Trump Tokens ($TRUMP). On May 2, 2025, pursuant to the SPA, the Company issued two notes in the aggregate principal amount of USD $1 million. On May 9, 2025, the Company issued two additional notes for an aggregate amount of $1 million, bringing the total amount of notes issued under the facility to $2 million. The Company completed the purchase of $2 million of the $TRUMP coins, pursuant to the terms of the notes.

During the year ended December 31, 2025, the buyers exercised their right to convert $1.5 million of the April 2025 Convertible Notes into 387,305 Series A4 preferred shares. As of December 31, 2025, $500,000 of the convertible notes remained outstanding.

Issuance of Series B and A4 Preferred Shares

On August 6, 2025, the Company entered into a securities purchase agreement with an accredited investor wherein the Company issued an aggregate of (i) 12,540,000 series B preferred shares; and (ii) 126,005 series A4 preferred shares for a total purchase price of $500,000. The Offering raised net cash proceeds of approximately $485,000 after deducting the transfer agent and legal fees and expenses.

Service Agreement

On November 19, 2025, the Company entered into a three-year, pre-paid services agreement (the “Service Agreement”) with Fetch, under which Fetch will provide ASI1 Platform and Fetch Developer Tools, which the Company can use to develop its own products and services, and a credit of up to $1,500,000 in defrayal of the network, usage (or gas), or access fees the Company would have incurred by the usage of the Fetch platform. In exchange, the Company provided a non-refundable equity award of 95,000 Ordinary Shares and a pre-funded warrant to purchase 182,349 Ordinary Shares.

Acquisition of JAK Solar and Issuance of Series C Preferred Shares

On December 31, 2025, the Company closed the transaction contemplated by the Share Purchase Agreement dated December 9, 2025, in which the Company acquired all of the equity interests in JAK Solar Loans 1 Limited, a company limited by shares organized under the laws of the British Virgin Islands and a wholly owned subsidiary of the Seller, and issued to the Seller as consideration therefor 5,500,000 Series C Preferred Shares.

Exercise of Warrants

During the year ended December 31, 2025, 1,592,742 Ordinary Share warrants were exercised for 1,432,131 Ordinary shares on a cashless basis.

Issuances of Shares During the Year Ended December 31, 2024

The Company issued a total 4,828 ordinary shares from conversion of 160,916,850 Series A4 preferred shares at a conversion ratio of 0.000030.

During the year ended December 31, 2024, the Company entered into an At The Market (“ATM”) Offering Agreement to offer and sell shares of our Common Stock having an aggregate offering price of up to $2,300. Under this offering we issued and sold 26,429 shares, for gross proceeds of $3,210,075 and net proceeds of $3,079,016 after deducting commissions and offering expenses of $131,059.

During the year ended December 31, 2024, 86,604 Ordinary Share warrants were exercised for 73,614 Ordinary shares on a cashless basis.

Restructuring of Par Value

On June 12, 2024, in connection with the offering of the Shares, the Company effected a restructuring of par value of ordinary shares (the “Restructuring of Par Value”) and filed an Amended and Restated Memorandum and Articles of Association with the Registrar of Corporate Affairs in the British Virgin Islands, to decrease the par value of the Company’s ordinary shares outstanding from $1.10 per share to no par value each. The Restructuring of Par Value affected all the shareholders of ordinary shares uniformly. The Restructuring of Par Value did not affect the number of the Company’s authorized shares.

The different classes of preferred stock issued are set forth below:

	December 31, 2025	December 31, 2024
Series Seed Preferred Shares	7,020	7,020
Series A1A Preferred Shares	715,484	1,169,845
Series A2 Preferred Shares	574,068	634,978
Series A4 Preferred Shares	2,064,757	10,615
Series B Preferred Shares	13,407,566	1,262,074
Series C Preferred Shares	5,500,000	-
Total	22,268,895	3,084,532

Reverse Splits

The Company effected the February 2024 Reverse Split, the September 2024 Reverse Split, the May 2025 Reverse Split and the December 2025 Reverse Split. All classes of preferred shares were not subject to these reverse sharesplits prior to conversion to ordinary shares. The ordinary shares to which the preferred shares are convertible to, are adjusted accordingly upon conversion of the preferred shares. All ordinary shares and per ordinary share information in these consolidated financial statements has been retroactively adjusted to reflect these reverse share splits.

The Equity Purchase Facility Agreement

On October 28, 2025, the Company entered into an equity purchase facility agreement (the “ELOC”), with a certain institutional investor (the “Investor”), pursuant to which the Company has the right, but not the obligation, to direct the Investor to purchase up to $1.0 billion in newly issued Ordinary Shares, subject to the terms and conditions contained in the ELOC (the “Advance Shares”). The Company also entered into a registration rights agreement with respect to the resale of any Advance Shares, under which the Company will be required to file a registration statement with the SEC registering the resale of the Ordinary Shares and any securities issued or issuable to the Investor from time to time by May 29, 2026, as per a limited waiver agreement executed on March 23, 2026. The Company must also file one or more additional registration statements for the resale of the Registrable Securities, if necessary.

In connection with the ELOC, the Company entered into a placement agency agreement (the “Placement Agency Agreement”), with R. F. Lafferty & Co., Inc. (“Lafferty”), to serve as the exclusive placement agent. The Company will pay Lafferty a cash fee equal to (i) two percent (2.0%) of the aggregate gross proceeds raised from placements of Ordinary Shares until the one (1) year anniversary of the date of the Placement Agency Agreement, and then (ii) one percent (1.0%) of the aggregate gross proceeds raised from placements subsequent to the one (1) year anniversary of the date of the Placement Agency Agreement until its termination.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

Legal

The Company is subject, from time to time, to claims by third parties under various legal disputes. Defending such claims, or any adverse outcome relating to any such claims, could have a material adverse effect on the Company’s liquidity, financial condition, and cash flows. As of May 6, 2026, the Company did not have any pending legal actions.

NOTE 21 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 6, 2026, the date that the consolidated financial statements were available for issuance.

On March 12, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Buyer”), pursuant to which the Company agreed to issue and sell 1,000,000 Series C preferred shares, par value $0.0001 per share (the “Series C Preferred Shares”), for an aggregate purchase price of $1.0 million in a private placement (the “Offering”). The Company received net proceeds of approximately $975,000 after deducting offering-related fees and expenses. The Company intends to use the net proceeds for working capital and general corporate purposes.

In connection with the Offering, the Company filed an Amended and Restated Memorandum and Articles of Association (the “A&R M&A”) on March 12, 2026, which sets forth the rights, preferences and privileges of the Series C Preferred Shares. Each Series C Preferred Share has a stated value of $1.00 and is immediately convertible, at the option of the holder and without additional consideration, into ordinary shares of the Company based on a variable conversion price. The conversion price is generally determined as the lower of (i) a fixed or formula-based price tied to recent market prices of the Company’s ordinary shares and (ii) the lowest volume-weighted average price of the Company’s ordinary shares during a specified period prior to conversion, in each case subject to the terms and conditions set forth in the A&R M&A.

The Series C Preferred Shares include customary rights and preferences, including provisions related to waiver by majority holders and redemption rights at the option of the Company, whereby the Company may redeem the Series C Preferred Shares for cash at a price based on the greater of the stated value or a market-based formula tied to the trading price of the Company’s ordinary shares. In addition, pursuant to the Securities Purchase Agreement, the investor has certain registration rights with respect to the ordinary shares issuable upon conversion, including piggyback registration rights, and the Company has agreed to certain covenants for the benefit of the investor, including restrictions on issuing equity securities at prices below the applicable conversion price, limitations on the issuance of additional convertible indebtedness, and obligations to reserve a sufficient number of ordinary shares for issuance upon conversion of the Series C Preferred Shares.

The issuance and sale of the Series C Preferred Shares and the ordinary shares issuable upon conversion were conducted in reliance on exemptions from registration under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder. The investor represented that it is an accredited investor and acquired the securities for investment purposes. No general solicitation was used in connection with the Offering.

On April 2, 2026, the Company announced that its Board of Directors is overseeing an evaluation of strategic alternatives for the Company’s online brokerage operations, including a potential sale. The brokerage operations — conducted primarily through the Fr8App, Fr8Fleet, and Fr8Now platforms — have historically represented the substantial majority of the Company’s consolidated revenues. The exploration of strategic alternatives is preliminary and exploratory in nature, and there can be no assurance that this process will result in any transaction. The Company does not intend to provide further updates on this process unless and until a definitive agreement is reached or disclosure is otherwise required. As of the date these financial statements were available to be issued, no definitive agreement has been reached and no transaction has been completed. The Company’s full product portfolio remains operational. This announcement was made in a Report on Form 6-K filed with the Securities and Exchange Commission on April 2, 2026.

